Form 20-F
period 2021-12-31
MDxHealth SA
filed 2022-04-25
CIK 1872529

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2021

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from _________ to _________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: _________

Commission File Number: 001- 40996

MDXHEALTH SA

(Exact name of registrant as specified in its charter)

Belgium

(Jurisdiction of incorporation or organization)

CAP Business Center

Zone Industrielle des Hauts-Sarts

4040 Herstal, Belgium

(Address of principal executive offices)

Michael McGarrity

Chief Executive Officer

MDxHealth, Inc.

15279 Alton Parkway — Suite 100

Irvine, CA 92618

United States

+1 949-812-6979

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American Depositary Shares, each representing 10 ordinary shares, no nominal value per share	MDXH	The Nasdaq Capital Market
Ordinary shares, no par value*	*	The Nasdaq Capital Market*

*	Not for trading, but only in connection with the listing of the American Depositary Shares on The Nasdaq Stock Market LLC.

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer’s class of capital or common stock as of the close of the period covered by the annual report. Ordinary shares, no nominal value per share: 155,969,226 as of December 31, 2021.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐   No ☒

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging Growth Company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

i

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, references in this annual report to “we,” “our,” “us,” “MDxHealth,” or the “Company” refer to MDxHealth SA and its wholly owned subsidiaries.

We were incorporated on January 10, 2003 as a company with limited liability (naamloze vennootschap/société anonyme) incorporated and operating under the laws of Belgium. We are registered with the legal entities register (Liège) under enterprise number 0479.292.440. We were publicly listed on Euronext Brussels in June 2006. In October 2010 the Company’s name was changed from OncoMethylome Sciences SA to MDx Health SA. We have two wholly owned subsidiaries: MDxHealth, Inc., a Delaware company incorporated in April 2003, and MDxHealth B.V., a Dutch company incorporated in September 2015.

Our headquarters and principal executive offices are located at CAP Business Center, Zone Industrielle des Hauts-Sarts, Rue d’Abhooz 31, 4040 Herstal, Belgium, our telephone number is +32 4 257 70 21 and our email is info@mdxhealth.com. Our website address is www.mdxhealth.com. The information contained on, or accessible through, our website is not incorporated by reference into this annual report, and you should not consider any information contained in, or that can be accessed through, our website as part of this annual report.

Our American Depositary Shares, each representing 10 ordinary shares, began trading on the Nasdaq Capital Market on November 4, 2021. Throughout this annual report, references to ADSs mean American Depository Shares or ordinary shares represented by ADSs, as the case may be. All references in this annual report to “$” are to U.S. dollars and all references to “€” are to Euros. Solely for the convenience of the reader, certain Euro amounts herein have been translated into U.S. dollars at the official exchange rate quoted as of December 31, 2021, by the European Central Bank of €1.00 to 1.1326 These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as at that or any other date.

Trademarks and Service Marks

We own various trademark registrations and applications, and unregistered trademarks and service marks. “MDxHealth,” “ConfirmMDx,” “SelectMDx,” the MDxHealth logo and other trademarks or service marks of MDxHealth SA appearing in this annual report are the property of MDxHealth SA or its subsidiaries. Solely for convenience, the trademarks, service marks and trade names referred to in this annual report are listed without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. All other trademarks, trade names and service marks appearing in this annual report are the property of their respective owners. We do not intend to use or display other companies’ trademarks and trade names to imply any relationship with, or endorsement or sponsorship of us by, any other companies.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements. All statements other than statements of historical facts contained in this annual report, including statements regarding our strategy, future operations, future financial position, future revenue, projected costs, prospects, plans, objectives of management and expected market growth are forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. You can find many (but not all) of these statements by looking for words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “would,” “should,” “could,” “may” or other similar expressions in this annual report. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations or projections, including, but not limited to, those identified under “Item 3.D. Risk Factors” in this annual report. Actual results may differ materially from those discussed as a result of various factors, including, but not limited to:

●	our plans relating to commercializing our products and services (collectively “solutions”) and the rate and degree of market acceptance of our solutions;

●	the size of the market opportunity for our ConfirmMDx and SelectMDx tests and other future tests and solutions we commercialize or may develop;

●	our ability to achieve and maintain adequate levels of coverage or reimbursement for our ConfirmMDx and SelectMDx tests and any future other products solutions we commercialize or may seek to commercialize;

●	our plans relating to the further development of solutions;

●	existing regulations and regulatory developments in the United States, Europe and other jurisdictions;

●	timing, progress and results of our research and development programs;

●	the period over which we estimate our existing cash will be sufficient to fund our future operating expenses and capital expenditure requirements;

●	our ability to attract and retain qualified employees and key personnel;

●	the scope of protection we are able to establish and maintain for intellectual property rights covering our products solutions and technology;

●	our ability to operate our business without infringing the intellectual property rights and proprietary technology of third parties;

●	cost associated with defending intellectual property infringement, product liability and other claims;

●	the impact on our business, financial condition and results of operations from the ongoing and global COVID-19 pandemic, or any other pandemic, epidemic or outbreak of an infectious disease in the United States or worldwide; and

●	other risks and uncertainties, including those listed under “Item 3.D. Risk Factors.”

These statements reflect our views with respect to future events as of the date of this annual report and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements represent our estimates and assumptions only as of the date of this annual report and, except as required by law, we undertake no obligation to update or review publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this annual report. We anticipate that subsequent events and developments will cause our views to change. You should read this annual report and the documents referenced in this annual report and filed as exhibits to the annual report, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained in this annual report concerning our industry and the markets in which we operate, including our general expectations and market opportunity, is based on information from our own management estimates and research, as well as from industry and general publications, research, surveys and studies conducted by third parties. Management estimates are derived from publicly available information, our knowledge of our industry and assumptions based on such information and knowledge, which we believe to be reasonable. Where information has been sourced from third parties, this information has been accurately reproduced. As far as we are aware and are able to ascertain from information published by those third parties, no facts have been omitted which would render the reproduced information inaccurate or misleading. The industry publications and third-party studies generally state that the information that they contain has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this annual report. See “Special Note Regarding Forward-Looking Statements.” These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under “Risk Factors.” These and other factors could cause results to differ materially from those expressed in our forecasts or estimates or those of independent third parties.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Our business and our industry are subject to significant risks. You should carefully consider the risks and uncertainties described below, together with all of the other information in this annual report, including our audited consolidated financial statements and related notes. This annual report also includes forward-looking statements that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements.” If any of the following risks are realized, our business, financial condition, operating results and prospects could be materially and adversely affected.

Summary of Risk Factors

●	The ongoing outbreak of the novel coronavirus (“COVID-19”) resulted in significant declines in sales of our ConfirmMDx and SelectMDx tests during 2020, adversely affected sales in 2021, and could continue to impact volumes in 2022, and our business may experience other adverse effects as a result of the pandemic.

●	We have a history of losses and expect to incur net losses in the future and may never achieve profitability.

●	We might require substantial additional funding to continue our operations and to respond to business needs or take advantage of new business opportunities, which may not be available on acceptable terms, or at all.

●	Our commercial success will depend on the market acceptance and adoption of our current and future tests.

●	Our financial results are largely dependent on sales of one test, and we will need to generate sufficient revenues from this and other future solutions to grow our business.

●	We face uncertainties over the reimbursement of our tests by third party payors.

●	Billing and collections processing for our tests is complex and time-consuming, and any delay in transmitting and collecting claims could have an adverse effect on revenue.

●	Our business and reputation will suffer if we are unable to establish and comply with, stringent quality standards to assure that the highest level of quality is observed in the performance of our tests.

●	We expect to make significant investments to research and develop new tests, which may not be successful.

●	Failure to comply with governmental payor regulations could result in us being excluded from participation in Medicare, Medicaid or other governmental payor programs, which would adversely affect our business.

●	We conduct business in a heavily regulated industry, and changes in regulations or violations of regulations may, directly or indirectly, adversely affect our results of operations and financial condition and harm our business.

●	If the FDA were to begin requiring approval or clearance of our tests, we could incur substantial costs and time delays associated with meeting requirements for premarket clearance or approval. The dual listing of our ordinary shares and ADSs following the U.S. offering may adversely affect the liquidity and value of the ADSs.

Risks Related to Our Business and Industry

The ongoing outbreak of COVID-19 resulted in significant declines in sales of our ConfirmMDx and SelectMDx tests during 2020, adversely affected sales in 2021, and could continue to impact volumes in 2022, and our business may experience other adverse effects as a result of the pandemic.

In March 2020, the World Health Organization declared COVID-19 as a global pandemic. COVID-19 variants, including the “delta” variant and the “omicron” variant have led to a resurgence of individuals affected by the virus and, as such, the pandemic continues to affect various industries, the financial markets globally, which may lead to a further economic downturn and increased market volatility, as well as renewed orders to shelter in place, travel restrictions, and mandated business closures. Economic and business prospects in the United States and other countries declined rapidly due to the COVID-19 pandemic and restrictions on individual and business activity to mitigate the pandemic. Because substantially all of our business operations and our workforce are concentrated in the United States, which has reported significant COVID-19 related cases and mortalities, our business, results of operations, and financial condition have been, and may continue to be, significantly adversely affected.

In terms of the impact of the COVID-19 pandemic on our operations, representative contact with clinicians began to decline in March 2020 due to COVID-19. This affected both ConfirmMDx and SelectMDx volumes and had a negative effect on our revenues and cash flows. Overall, ConfirmMDx and SelectMDx billed volumes declined by 18% and 39% for the full year 2020, respectively, compared to 2019 pre-pandemic volumes. In 2021, compared to 2019 pre-pandemic volumes, ConfirmMDx and SelectMDx billed volumes were lower by 16% and 37%, respectively.

Other impacts of COVID-19 on our business, financial condition, and results of operations have included, but are not limited to, the following:

●	although our laboratory facilities remain operational, we temporarily implemented staggered laboratory shifts and work-from-home policies for non-essential personnel beginning in March 2020 which reduced the level of laboratory throughput capacity available to process testing services by around 20% compared to 2019. During 2021, we began to relax our pandemic-related workplace controls with the implementation of our COVID-19 Reopen Plan, but staggered laboratory shifts, and work-from-home policies remain in place pending the continuing resolution of pandemic-related risks in the general population;

●	we have adjusted, and expect to continue to adjust, our precautionary measures at our various locations based on our perception of local recovery levels and applicable governmental regulations and our business could be negatively affected if these precautionary measures prove to be excessive, ineffective or inadequate;

●	while we believe that our laboratories’ current throughput capacity, which was temporarily reduced due to staggered shift policies implemented following the onset of the COVID-19 pandemic, is sufficient to handle current customer demand, there can be no assurance that further resource limitations or interruptions or increases in expected demand will not result in service delays or extended turn-around times for our testing services;

●	while our inventories were not materially impacted and we believe that we have and maintain adequate inventories of critical components necessary to process our ConfirmMDx and SelectMDx tests in amounts sufficient to avoid potential disruptions for the next several months, there can be no assurance that our outstanding and future orders needed to maintain appropriate inventories with our component manufacturers will not be delayed or cancelled due to the COVID-19 pandemic;

●	pandemic-related supply chain disruptions (whether caused by restrictions, congestion, or slowdowns in shipping or logistics, increases in demand for certain goods used on our operations, or otherwise) may hinder, or even force us to suspend, operations at some or all of our clinical laboratories; and

●	the healthcare industry and our customers have been negatively impacted by the pandemic, shifting resources toward coronavirus care and limiting non-essential contact with patients, which reduced orders for our testing solutions beginning in March 2020. This has had a negative impact on volumes of our ConfirmMDx and SelectMDx tests. In light of the still high level of cases in the United States and other countries globally, there may be further negative impacts arising from the pandemic. The extent to which COVID-19 affects our operations in 2022 and beyond will ultimately depend on future developments, which remain uncertain and cannot be predicted with confidence, including the progress in vaccinations, the impact of any emerging variants and any additional information that may emerge concerning the severity of COVID-19 and ongoing actions to contain COVID-19 or mitigate its impact.

These and other factors arising from the COVID-19 pandemic could worsen in the United States or locally at the location of our offices or the offices of our collaborator companies, each of which could further adversely impact our business generally and could have a material adverse impact on our operations and financial condition and results.

We have a history of losses and expect to incur net losses in the future and may never achieve profitability.

We have incurred substantial net losses since our inception, and there can be no assurance that we will achieve profitability. As of December 31, 2021, we had an accumulated deficit of 244.3 million and for the year ended December 31, 2021, we had a net loss of 29.0 million and net cash used in operating activities of $22.5 million. We expect our losses to continue as a result of costs relating to ongoing research and development and for increased sales and marketing costs for existing and planned solutions. These losses have had, and will continue to have, an adverse effect on our working capital, total assets, and stockholders’ equity. Even if we achieve significant revenues, we may not become profitable, and even if we achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Failure to become and remain consistently profitable could adversely affect the market price of our common stock and could significantly impair our ability to raise capital or expand our business in accordance with our growth strategy. Historically, we have been able to raise capital at regular occasions. If we are unable to continue to do this, our ability to operate as a going concern could be seriously compromised.

We may require substantial additional funding to continue our operations and to respond to business needs or take advantage of new business opportunities, which may not be available on acceptable terms, or at all.

Our capital outlays and operating expenditures are expected to increase over the next several years as commercial operations expand. We may require additional equity or debt funding from time to time in case of a shortfall in cash inflows from operations or to respond to business needs or take advantage of new business opportunities, which may not be available at acceptable terms, or at all. For more information about our cash and cash equivalent position or total liquidity position, see also Item 5.B. “Liquidity and Capital Resources.”

If additional funds are raised through the sale of equity, convertible debt or other equity-linked securities, our securityholders’ ownership will be diluted. Any equity securities issued also may provide for rights, preferences or privileges senior to those of holders of ordinary shares. If additional funds are raised by issuing debt securities, these debt securities would have rights, preferences and privileges senior to those of shareholders, and the terms of the debt securities issued could impose significant restrictions on our operations.

If adequate funds are not available, we may have to scale back our operations or limit our research and development activities, which may cause us to grow at a slower pace, or not at all, and our business could be adversely affected.

Our term loan contains restrictions that limit our flexibility in operating our business, and if we fail to comply with the covenants and other obligations under our loan agreement, the lenders may be able to accelerate amounts owed under the facility and may foreclose upon the assets securing our obligations.

In September 2019, we entered into a loan facility agreement with Kreos Capital VI (UK) Limited (“Kreos Capital”) which was amended in October 2020 and April 2021. As of December 31, 2021, the facility consisted of a total of €9.0 million ($10.2 million) in term loans, of which €382,500 ($433,220) is convertible into shares of the Company, and a €630,000 ($713,538) convertible loan. We are required to make monthly interest-only payments on the loan through July 2022. Beginning in August 2022 until maturity we are required to make monthly interest and principal payments. The loan matures in October 2023.

The loan agreement is collateralized by substantially all of our assets, including intellectual property related to our ConfirmMDx and SelectMDx tests. The loan agreement also subjects us to certain affirmative and negative covenants, including limitations on our ability to transfer or dispose of assets, merge with or acquire other companies, make investments, pay dividends, incur additional indebtedness and liens and conduct transactions with affiliates. As a result of these covenants, we have certain limitations on the manner in which we can conduct our business, and we may be restricted from engaging in favorable business activities or financing future operations or capital needs until our current debt obligations are paid in full or we obtain the consent of Kreos Capital, which we may not be able to obtain. We cannot be certain that we will be able to generate sufficient cash flow or revenue to meet the financial covenants or pay the principal and accrued interest on the debt.

In addition, upon the occurrence of an event of default, Kreos Capital, among other things, can declare all indebtedness due and payable immediately, which would adversely impact liquidity and reduce the availability of cash flows to fund working capital needs, capital expenditures and other general corporate purposes. An event of default includes, but is not limited to, our failure to pay any amount due and payable under the loan agreement, the breach of any representation or warranty in the loan agreement, the breach of any covenant in the loan agreement (subject to a cure period in some cases), a change in control as defined in the loan agreement, the default on any debt payments to a third party or any voluntary or involuntary insolvency proceeding. If an event of default occurs and we are unable to repay amounts due under the loan agreement, Kreos Capital could foreclose on substantially all of our assets, including secured intellectual property. We cannot be certain that future working capital, borrowings or equity financings will be available to repay or refinance our debt to Kreos Capital or any other debt we may incur in the future.

Our acceptance of a Paycheck Protection Program loan subjects us to a variety of federal regulations and although we may apply for forgiveness of this loan it may not be forgiven.

In April 2020, we qualified for a $2.3 million loan through the Paycheck Protection Program (the “PPP”) of the U.S. Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”), under a loan agreement administered by the U.S. Small Business Administration. By participating in a federal loan program, we become subject to increased governmental oversight and federal regulatory compliance obligations, including potential civil and criminal liability for making false claims or statements under the U.S. False Claims Act, 31 USC. § 3729 et seq. (the “FCA”). Liability under the FCA and similar federal statutes can carry significant potential monetary penalties and potential jail time, and can arise from both “knowing” and “willful” misstatements. FCA violations will result in a civil penalty per false claim, of not less than $11,181 and not more than $22,363, plus treble the government’s actual damages. A person who violates § 3729 will also be held liable for the government’s costs for bringing a civil action to recover any penalty or damages. If, despite our good faith belief that we satisfied all eligibility requirements for the PPP loan, we are found to have been ineligible to receive the PPP loan or in violation of any of the laws or regulations that apply to us in connection with the PPP loan, we may be subject to penalties, including under the FCA, and could be required to repay the PPP loan. Additionally, a review or audit by the SBA or other government entity in connection with any future forgiveness application (if we chose to apply for forgiveness) or claims under the False Claims Act could consume significant financial and management resources. Any of these events could harm our business, results of operations and financial condition.

We may engage in acquisitions that could disrupt our business, cause dilution to our stockholders and reduce our financial resources.

In addition to the acquisition of NovioGendix, a privately held company based in Nijmegen (The Netherlands), in September 2015, we may enter into other transactions in the future to acquire other businesses, products or technologies. We may be unable to realize the anticipated benefits of the acquisitions or do so within the anticipated timeframe. Any acquisitions may not strengthen our competitive position, and these transactions may be viewed negatively by customers or investors. We could incur losses resulting from undiscovered liabilities of the acquired business that are not covered by the indemnification we may obtain from the seller. In addition, we may not be able to successfully integrate the acquired personnel, technologies and operations into our existing business in an effective, timely and non-disruptive manner. If we are unable to do so, the disruption to our operations could result in additional costs or could distract management’s attention from other initiatives.

The molecular diagnostics industry is highly competitive and characterized by rapid technological changes and we may be unable to keep pace with our competitors.

The molecular diagnostics field is characterized by rapid technological changes, frequent new product introductions, changing customer preferences, emerging competition, evolving industry and regulatory compliance standards, reimbursement uncertainty and price competition. Moreover, the molecular diagnostics field is intensely competitive both in terms of service and price, and continues to undergo significant consolidation, permitting larger clinical laboratory service providers to increase cost efficiencies and service levels, resulting in more intense competition.

The market for assessing men at risk for prostate cancer is large. As a result, this market has attracted competitors, some of which possess substantially greater financial, selling, logistical and laboratory resources, more experience in dealing with third-party payors, and greater market penetration, purchasing power and marketing budgets, as well as more experience in providing diagnostic services. Some companies and institutions are developing serum-based tests and diagnostic tests based on the detection of proteins, nucleic acids or the presence of fragments of mutated genes in the blood that are associated with prostate cancer. These competitors could have technological, financial, reputational, and market access advantages over us.

Regarding our ConfirmMDx for Prostate Cancer tissue-based test, several directly competitive products are currently commercially available. In 2014, OPKO Health, Inc., a NYSE listed company, launched the 4Kscore test, a blood based 4-plex test which combines the results of the blood test with clinical information in an algorithm that calculates a patient’s percent risk for aggressive prostate cancer prior to a biopsy. OPKO is the third largest clinical laboratory in the United States, with a significantly larger sales and marketing team than we have. The 4Kscore test obtained FDA marketing approval in December 2021. Offered at a lower price point, the 4Kscore test offers a competitive price advantage over the ConfirmMDx test. The PCA-3 test from Hologic, a urine-based test, is on the U.S. market as an FDA approved test, which may be perceived as providing a competitive advantage since the ConfirmMDx for Prostate Cancer test is not FDA approved. The PCA-3 test is intended for the same patient population as ConfirmMDx for Prostate Cancer, but our performance has only been established in men who were already recommended by urologists for repeat biopsy.

Regarding our SelectMDx for Prostate Cancer tissue-based test, several directly competitive products are currently commercially available. In 2016, ExosomeDx launched the ExoDx (Intelliscore), a urine-based test designed to assess whether a patient presenting for an initial biopsy is at greater risk for high-grade prostate cancer. The ExoDx test competes directly with SelectMDx. In 2018, Bio-Techne Corporation, a large U.S.-based, diversified life sciences company, acquired the ExoDx test. Bio-Techne has greater resources and a significantly larger sales and marketing team than we have. In addition, the ExoDx test may also provide a competitive advantage since, unlike the SelectMDx test, it does not require a prostate massage as part of its specimen collection procedures. In addition to ExoDx, the 4Kscore test offered by OPKO and the Prostate Health Index test, or the “phi score”, offered by Beckman Coulter, both compete directly with the SelectMDx test. Both OPKO and Beckman Coulter have greater resources and a significantly larger sales and marketing team than we do. As a result of these significantly greater resources, these competitors are able to make larger investments into the tests they produce and the sales and marketing of these tests, which may cause us to lose market share. In addition to competitive products, the ConfirmMDx and SelectMDx tests also face competition from multiparametric MRI (“mpMRI”), a clinical diagnostic imaging procedure available to and used by physicians for many years, which focuses on visual tissue analysis. The mpMRI procedure can visually reveal potential locations of abnormal and potentially cancerous prostate tissue characteristics that distinguish tumors from healthy tissue. The visual aspect of diagnostic imaging may feel more accessible and be considered preferable by some physicians over molecular analysis, and there likely is an economic incentive for some physicians to earn a professional fee from the performance of mpMRI procedures. It may be difficult to change the methods or behavior of physicians to incorporate our testing solutions into their practices in conjunction with, or instead of, mpMRI clinical diagnostic imaging procedures. In addition, companies developing or offering capital equipment or point-of-care kits to physicians represent another source of potential competition. These devices are used directly by the physicians or their institutions, which can facilitate adoption.

If we are unable to compete effectively with the abovementioned competitors and with new technologies and procedures such as mpMRI, we may lose market share, which could in turn adversely affect our revenues.

Our commercial success will depend on the market acceptance and adoption of our current and future tests.

Healthcare providers typically take a long time to adopt new products, testing practices and clinical treatments, partly because of perceived liability risks and the uncertainty of third-party coverage and reimbursement. It is critical to the success of our sales efforts that we educate enough patients, clinicians and administrators about molecular diagnostics testing, in general, as well as about our ConfirmMDx and SelectMDx tests, and demonstrate their clinical benefits. It is likely that clinicians may not adopt, and third-party payors may not cover or adequately reimburse for, our tests unless they determine, based on published peer-reviewed journal articles and the experience of other clinicians, that they provide accurate, reliable and cost-effective information.

As the healthcare reimbursement system in the United States evolves to place greater emphasis on comparative effectiveness and outcomes data, we cannot predict whether we will have sufficient data, or whether the data we have will be presented to the satisfaction of any payors seeking such data, in the process of determining and maintaining coverage for our diagnostic tests. The administration of clinical and economic utility studies is expensive and demands significant attention from the management team. Our largest ongoing study, a multicenter U.S. observational study of ConfirmMDx and SelectMDx entitled a Prospective Validation of Prostate Biomarkers for Repeat Biopsy (“PRIORITY”), has encountered and is expected to continue to experience delays in enrolment and completion as a result of the COVID-19 pandemic. Additionally, we have several smaller post-marketing clinical studies ongoing or planned that are primarily intended to support expanded indications for our ConfirmMDx and SelectMDx tests. There can be no assurance that the PRIORITY study or our other clinical studies will be successfully initiated, enrolled or completed. Also, data collected from these studies may not be positive or consistent with our existing data or may not be statistically significant or compelling to the medical community. If the results obtained from ongoing or future studies are inconsistent with certain results obtained from previous studies, adoption of diagnostic services would suffer, and our business would be harmed.

If our tests or the technology underlying our current or future tests do not receive sufficient favorable exposure in peer-reviewed publications, the rate of clinician adoption of our tests and positive reimbursement coverage decisions for our tests could be negatively affected. See “Risk Factors — We face uncertainties over the reimbursement of our tests by third party payors”. The publication of clinical data in peer-reviewed journals is a crucial step in commercializing and obtaining reimbursement for diagnostic tests, and our inability to control when, if ever, our results are published may delay or limit our ability to derive sufficient revenue from any product that is the subject of a study.

Our financial results are largely dependent on sales of one test, and we will need to generate sufficient revenues from this and other future solutions to grow our business.

Revenues in 2021 and 2020 were largely dependent on the sales of our ConfirmMDx test for Prostate Cancer. Revenues from sales of ConfirmMDx accounted for approximately 91% and 94% of total revenues in 2021 and 2020, respectively. We launched our second test, SelectMDx for Prostate Cancer, in 2016 and we anticipate that sales of SelectMDx will increase and complement sales of ConfirmMDx; however, sales of ConfirmMDx are expected to continue to account for a substantial portion of total revenues for at least the next several years. The commercial success of the ConfirmMDx and SelectMDx tests and our ability to generate sales will depend on several factors, including:

●	acceptance by the medical community;

●	the number of patients undergoing a prostate biopsy procedure;

●	acceptance, endorsement and formal policy approval of favorable reimbursement for the test by Medicare and other third-party payors;

●	our ability to successfully market the tests;

●	the amount and nature of competition from other prostate cancer products and procedures; and

●	our ability to establish and maintain commercial distribution, sales force and laboratory testing capabilities.

Based on our expectation that reimbursement for SelectMDx will increase, we expect that sales of the ConfirmMDx test as a proportion of our total revenues will decrease over the next several years. However, there can be no assurance that SelectMDx will be successfully commercialized. If we are unable to increase sales and reimbursement of SelectMDx and ConfirmMDx or successfully develop and commercialize other solutions or enhancements, our revenues and our ability to achieve profitability would be impaired, and the market price of our shares could decline.

We face uncertainties concerning the coverage and reimbursement of our tests by third-party payors.

Successful commercialization of our tests depends, in large part, on the availability of coverage and adequate reimbursement from government and private payors. Favorable third-party payor coverage and reimbursement are essential to meeting our immediate objectives and long-term commercial goals. In the United States, for new diagnostic solutions, each private and government payor decides whether to cover the test, the amount it will reimburse clinical laboratories or other providers for a covered test, and any specific conditions for coverage and reimbursement. Providers may be unlikely to order a specific diagnostic test unless an applicable third-party payor offers meaningful reimbursement for the test. Therefore, adequate coverage and reimbursement is critical to the commercial success of a diagnostic product, and if we are unable to secure and maintain favorable coverage determinations and reimbursement, this will undermine our ability to earn revenue from our products.

Medicare

Reimbursement for diagnostic tests furnished to Medicare beneficiaries (typically patients aged 65 or older) is usually based on a fee schedule set by the U.S. Centers for Medicare & Medicaid Services (“CMS”), a division of the U.S. Department of Health and Human Services (“HHS”). As a Medicare-enrolled laboratory based in California, we bill Noridian Healthcare Solutions (“Noridian”), the Medicare Administrative Contractor (“MAC”), for California, and we are subject to Noridian’s local coverage and reimbursement policies. Noridian participates in the Molecular Diagnostic Services Program (“MolDX”), administered by Palmetto GBA, which handles technical assessments for U.S. laboratories that perform molecular diagnostic testing. In 2014, we obtained a positive LCD under the MolDX program, which provides coverage for ConfirmMDx testing of Medicare patients throughout the United States.

However, Medicare does not currently provide coverage and reimbursement for the SelectMDx test. In early 2019, we submitted clinical and outcomes data on our SelectMDx test to the MolDX program as part of a technical assessment process seeking Medicare coverage. In August 2019, Palmetto GBA issued a favorable draft LCD recommending coverage for the SelectMDx test. However, we were subsequently requested to and submitted an update to our technical assessment under the MolDX program for Medicare coverage of SelectMDx. On May 21, 2021, the MolDX Program issued a draft foundational LCD supporting the clinical utility of SelectMDx. This draft foundational LCD that identifies evidence supporting the clinical utility of the SelectMDx test and, if/when finalized, is expected to support coverage and reimbursement for SelectMDx testing for qualified Medicare patients throughout the United States. The final determination with respect to Medicare coverage and reimbursement of the SelectMDx test therefore remains pending, and there can be no assurance that such coverage and reimbursement will be granted or, if granted, that it will be maintained.

Commercial payors

Obtaining coverage and reimbursement by commercial payors is a time-consuming and costly process, without a guaranteed outcome, since each commercial payor makes its own decision with respect to whether to cover a particular test and, if so, at what rate to reimburse providers for that test. In addition, several payors and other entities conduct technology assessments of new medical tests and devices and provide the results of these assessments for informational purposes to other parties. These assessments may be used by third-party payors and healthcare providers as grounds to deny coverage for a particular test, or to refuse to use or order a particular test or procedure. The ConfirmMDx and SelectMDx tests have received initial negative technology assessments from several of these entities and are likely to receive more negative technology assessments. We continue to work with third-party payors to obtain coverage and reimbursement for our ConfirmMDx and SelectMDx tests and to appeal coverage denial decisions based on existing and ongoing studies, peer reviewed publications, and support from physician and patient groups. There are no assurances that commercial payors will continue to issue positive coverage and reimbursement policies and/or contracts and, if issued, that such policies and/or contracts will be maintained in the future. If our tests are considered on a policy-wide level by major third-party payors, whether at our request or on the payor’s own initiative, and the payor determines that such tests are ineligible for coverage and reimbursement, our revenue potential could be adversely impacted.

Outside the United States

Outside of the United States, various coverage, pricing and reimbursement approvals are required, including through coverage determinations made at the national level under public benefit programs. We expect that it will take several years to establish broad coverage and reimbursement for our tests with payors in countries outside of the United States where we commercialize our solutions, and our efforts may not be successful. Even if public or private reimbursement is obtained, it may cover competing tests, the reimbursement may be conditioned upon local performance of the tests or other requirements we may encounter difficulties in satisfying. Reimbursement levels outside of the United States may vary considerably from the reimbursement amounts we receive in the United States. In addition, because we plan in many circumstances to rely on distributors to obtain reimbursement for our tests, to the extent the distributor does not have direct reimbursement arrangements with payors, we may not be able to retain reimbursement coverage in certain countries with a particular payor; further, if our agreement with a particular distributor is terminated or expires or a distributor fails to pay for other reasons, we could lose reimbursement coverage in that jurisdiction.

Currently, we rely almost entirely on the sale of ConfirmMDx tests in the United States for our revenues, with these tests accounting for approximately 91% and 94% of total revenues in 2021 and 2020, respectively. As noted above, we have not yet obtained Medicare reimbursement for the SelectMDx test and hence the failure to receive a favorable Medicare reimbursement decision will mainly have an impact on our future prospects rather than resulting in an immediate decrease in revenues. If, however, reimbursement for the ConfirmMDx test were to be revoked either by CMS or any of the commercial payors, this could have an immediate impact on our revenues. While we do not believe that revocation of Medicare reimbursement for the ConfirmMDx test is likely, if this were to occur, the impact on us could be severe.

Risks Related to Our Intellectual Property

If we are unable to retain intellectual property protection in relation to our main test ConfirmMDx and our second test SelectMDx or if we are required to expend significant resources to protect our intellectual property position, our competitive position could be undercut.

Our ability to protect our discoveries, know-how and technologies affects our ability to compete and to achieve profitability. We rely on a combination of U.S. and foreign patents and patent applications, copyrights, trademarks and trademark applications, confidentiality or non-disclosure agreements, material transfer agreements, licenses and consulting agreements to protect our intellectual property rights. We also maintain certain company know-how, algorithms, and technological innovations designed to provide us with a competitive advantage in the marketplace as trade secrets. As of December 31, 2021, we owned or had exclusive rights to more than 22 patent families related to our molecular technology and cancer-specific biomarkers. Specifically, there are 116 granted or pending patent applications in this group comprised of 16 issued or allowed U.S. patents, 12 pending U.S. provisional or non-provisional applications, 51 pending international patent applications filed under the Patent Cooperation Treaty (“PCT”) and 40 granted or allowed patents in jurisdictions outside the United States, including Japan, Canada, Israel and the major European countries. Our issued U.S. patents expire at various times between 2024 and 2036. Of these issued patents, two cover intellectual property used in our ConfirmMDx test, one of which expires in November 2022 and the other of which expires in 2024, and one covers intellectual property used in our SelectMDx test which expires in 2036. When these patents expire other companies will no longer be prohibited from incorporating the subject intellectual property into competing tests they may seek to develop.

While we intend to pursue additional and future patent applications, it is possible that pending patent applications and any future applications may not result in issued patents. Even if patents are issued, third parties may independently develop similar or competing technology that avoids our patents. Third parties may also assert infringement or other intellectual property claims against us or against our licensors, licensees, suppliers or strategic partners. Any actions regarding patents could be costly and time-consuming and could divert the attention of management and key personnel from other areas of our business. Further, we cannot be certain that the steps we have taken will prevent the misappropriation of our trade secrets and other confidential information as well as the misuse of our patents and other intellectual property, particularly in foreign countries with no patent protection.

Although we have licensed and own issued patents in the United States and foreign countries, we cannot be certain the claims will continue to be considered patentable by the U.S. Patent and Trademark Office (the “USPTO”), U.S. courts patent offices and courts in other jurisdictions. The U.S. Supreme Court, other federal courts and/or the USPTO, may change the standards of patentability and any such changes could have a negative impact on our business. For instance, the Federal Circuit has recently ruled on several patent cases, such as Univ. of Utah Research Found. v. Ambry Genetics Corp., 774 F.3d 755 (Fed. Cir. 2014), Ariosa Diagnostics, Inc. v. Sequenom, Inc., 788 F.3d 1371 (Fed. Cir. 2015), Genetic Tech. Ltd. v. Merial LLC, 818 F.3d 1369 (Fed. Cir. 2016), and Cleveland Clinic Found. v. True Health Diagnostics, 859 F.3d 1352 (Fed. Cir. 2017), that some diagnostic method claims are not patent eligible. These decisions have narrowed the scope of patent protection available in certain circumstances or weakened the rights of patent owners in certain situations. Some aspects of our technology involve processes that may be subject to this evolving standard and we cannot guarantee that any of our issued or pending process claims will be patentable as a result of such evolving standards. In addition, this combination of decisions has created uncertainty as to the value of certain issued patents, in particular in the detection of prostate cancer and other cancers.

We may be subject to substantial costs and liabilities, or be prevented from using technologies incorporated in our ConfirmMDx and SelectMDx tests, as a result of litigation or other proceedings relating to patent rights.

Third parties may assert infringement or other intellectual property claims against us or our licensors, licensees, suppliers or strategic partners. We pursue a patent strategy that we believe provides us with a competitive advantage in the assessment of prostate cancer and is designed to maximize patent protection against third parties in the United States and, potentially, in certain foreign countries. In order to protect or enforce our patent rights, we may have to initiate actions against third parties. Any actions regarding patents could be costly and time-consuming and could divert the attention of management and key personnel from other areas of our business. Additionally, such actions could result in challenges to the validity or applicability of our patents. Because the USPTO maintains patent applications in secrecy until a patent application is published or the patent is issued, we have no way of knowing if others may have filed patent applications covering technologies used by us or our partners. Additionally, there may be third-party patents, patent applications and other intellectual property relevant our technologies that may block or compete with our technologies. Even if third-party claims are without merit, defending a lawsuit may result in substantial expense to us and may divert the attention of management and key personnel. In addition, we cannot provide assurance that we would prevail in any such suits or that the damages or other remedies, if any, awarded against us would not be substantial. Claims of intellectual property infringement may require us, or our strategic partners, to enter into royalty or license agreements with third parties that may not be available on acceptable terms, if at all. These claims may also result in injunctions which could prevent us from further developing and commercializing services or products containing our technologies, which could in turn adversely affect our ability to earn revenues from these services or products.

Also, patents and patent applications owned by us may become the subject of post grant challenges or interference proceedings in the USPTO to determine validity and the priority of invention, which could result in substantial cost as well as a possible adverse decision as to the validity or priority of invention of the patent or patent application involved. An adverse decision in an interference proceeding may result in the loss of rights under a patent or patent application subject to such a proceeding.

Ultimately, the potential weakening of our intellectual property position as a result of the evolution of case law or otherwise may make us more vulnerable to competition. While we are unable to quantify the impact of this risk given that our patents remain untested in the courts, the impact could be severe if our competitors are able to take advantage of any weakening of our intellectual property position.

We rely on strategic collaborative and license arrangements with third parties to develop critical intellectual property. We may not be able to successfully establish and maintain such intellectual property.

The development and commercialization of our products and services rely, directly or indirectly, upon strategic collaborations and license agreements with third parties. We have a license agreement with an academic institution pursuant to which we have incorporated licensed technology into our ConfirmMDx test and may incorporate licensed technology into our pipeline products. Our dependence on license, collaboration and other similar agreements with third parties may subject us to a number of risks. There can be no assurance that any current contractual arrangements between us and third parties or between our strategic partners and other third parties will be continued on materially similar terms and will not be breached or terminated early. Any failure to obtain or retain the rights to necessary technologies on acceptable commercial terms could require us to re-configure our products and services, which could negatively impact their commercial sale or increase the associated costs, either of which could materially harm our business and adversely affect our future revenues and ability to achieve sustained profitability.

We expect to continue and expand our reliance on collaboration and license arrangements. Establishing new strategic collaborations and license arrangements is difficult and time-consuming. Discussions with potential collaborators or licensors may not lead to the establishment of collaborations on favorable terms, if at all. To the extent we agree to work exclusively with one collaborator in a given area, our opportunities to collaborate with other entities could be limited. Potential collaborators or licensors may reject collaborations with us based upon their assessment of our financial, regulatory or intellectual property position or other factors. Even if we successfully establish new collaborations, these relationships may never result in the successful commercialization of any product or service. In addition, the success of the projects that require collaboration with third parties will be dependent on the continued success of such collaborators. There is no guarantee that our collaborators will continue to be successful and, as a result, we may expend considerable time and resources developing products or services that will not ultimately be commercialized.

Risks Related to Our Operations

Billing and collections processing for our tests is complex and time-consuming, and any delay in transmitting and collecting for claims could adversely impact revenue.

Substantially all of our current revenue is derived from the use of our ConfirmMDx test, which is billed on a fee-for-service basis and paid, for example by hospitals and direct payments from individual patients, and may be reimbursed by third-party payors, including Medicare and other governmental payor programs, private insurance plans and managed care organizations. Billing for molecular diagnostics testing services is complex, time-consuming, and expensive. We are often obligated to bill services in the specific manner required by each particular third-party payor. Failure to comply with these complex billing requirements (including complex federal and state regulations related to billing government health care programs, e.g., Medicare and Medicaid) may significantly hinder our collection and retention efforts, including not only potential write-offs of doubtful accounts and long collection cycles for accounts receivable, but also the potential disgorgement of previously paid claims based on third-party payor program integrity investigations into billing discrepancies, fraud, waste and abuse. With CMS’ recent implementation of a comprehensive oversight regime that consolidated program integrity powers into a single Unified Program Integrity Contractor (“UPIC”), audit and investigatory activity into billing fraud, waste and abuse in the industry has in recent years significantly increased. Responding to requests from a UPIC, or other auditor, is often time-consuming and requires dedication of internal, and sometimes external, resources. UPICs also have the authority to implement Medicare payment suspensions during the pendency of an audit, which could significantly impact cash flows, even where no improper billing is ultimately found to have occurred. Commercial payors may also engage in audit activity, requiring timely production of medical documentation in support of billed claims.

Among the potential factors that can complicate third-party payor billing are:

●	differences between the list price for our tests and the reimbursement rates of payors;

●	compliance with complex federal and state regulations related to billing government health care programs, (e.g., Medicare and Medicaid);

●	disputes among payors as to which party is responsible for payment;

●	differences in coverage among payors and the effect of patient co-payments or co-insurance;

●	differences in information and billing requirements among payors;

●	incorrect or missing billing information; and

●	the resources required to manage the billing and claims appeals process.

During the fourth quarter of 2019, and based on recent and historical collections data, we updated certain assumptions to our estimates, which affected our revenues. These included a revision to the period that a vast majority of collections would occur (from 24 months to 12 months); an updated lookback period for historical collection experience in order to use more recent and relevant collection data; and recognition on a cash basis if no historical payment experience is available. Updating these revenue recognition estimates negatively affected our revenues in 2019 in the amount of $10.1 million.

We face an inherent risk of product liability claims.

The marketing, sale and use of our tests could lead to product or professional liability claims against us if someone were to allege that our tests failed to perform as they were designed, or if someone were to misinterpret test results or improperly rely on them for clinical decisions. Although we maintain product and professional liability insurance which is deemed to be appropriate and adequate, it may not fully protect us from the financial impact of defending against product liability or professional liability claims or any judgments, fines or settlement costs arising out of any such claims. Furthermore, any product liability lawsuit, with or without merit, could increase our insurance rates or prevent us from securing insurance coverage in the future. Additionally, any product liability lawsuit could harm our reputation, which could impact our results of operations, or cause collaboration partners to terminate existing agreements and potential partners to seek alternate partners, any of which could negatively impact our results of operations.

Failure to attract or retain key personnel or to secure the support of key scientific collaborators could materially adversely impact our business.

Our success in implementing our business strategy depends largely on the skills, experience, and performance of key members of our executive management team and others in key management positions, including Michael McGarrity, our Chief Executive Officer. The collective efforts of our executive management team are critical to us as we continue to develop our technologies, tests, and R&D and sales programs. As a result of the difficulty in locating qualified new management, the loss or incapacity of existing members of our executive management team could adversely affect our operations. If we were to lose one or more of these key employees, we could experience difficulties in finding qualified successors, competing effectively, developing our technologies and implementing our business strategy. Our executives have employment agreements; however, the existence of an employment agreement does not guarantee retention of members of our executive management team. We do not maintain “key person” life insurance on any of our employees.

We have established relationships with leading key opinion leaders and scientists at important research and academic institutions that we believe are key to establishing tests using our technologies as a standard of care for cancer assessment and diagnosis. If our collaborators determine that cancer testing using our technologies are not appropriate options for prostate cancer diagnosis, or superior to available prostate cancer methods, or that alternative technologies would be more effective in the early diagnosis of prostate cancer, we would encounter significant difficulty establishing tests using our technologies as a standard of care for prostate cancer diagnosis, which would limit our revenue growth and profitability.

Our results of operations can be adversely affected by labor shortages, turnover and labor cost increases.

Labor is a significant component of operating our business. A number of factors may adversely affect the labor force available to us or increase labor costs, including high employment levels, federal unemployment subsidies, including unemployment benefits offered in response to the COVID-19 pandemic, increased wages offered by other employers, vaccine mandates and other government regulations and our responses thereto. As more employers offer remote work, we may have more difficulty recruiting for jobs that require on-site attendance, such as certain clinical laboratory and sales roles. Although we have not experienced any material labor shortage to date, we have recently observed an overall tightening and increasingly competitive labor market. A sustained labor shortage or increased turnover rates within our employee base, caused by COVID-19 or as a result of general macroeconomic factors, could lead to increased costs, such as increased overtime or financial incentives to meet demand and increased wage rates to attract and retain employees, and could negatively affect our ability to efficiently operate our clinical laboratories and overall business. If we are unable to hire and retain employees capable of performing at a high-level, or if mitigation measures we may take to respond to a decrease in labor availability have unintended negative effects, our business could be adversely affected.

Additionally, the operations of our vendors and partners could also suffer from labor shortages, turnover and labor cost increases which could result in supply change disruptions and increases in the costs of the products and services we purchase, each of which could adversely affect our operations.

Our business and reputation will suffer if we are unable to establish and comply with, stringent quality standards to assure that the highest level of quality is observed in the performance of our tests.

Inherent risks are involved in providing and marketing cancer tests and related services. Patients and healthcare providers rely on us to provide accurate clinical and diagnostic information that may be used to make critical healthcare decisions. As such, users of our tests may have a greater sensitivity to errors than users of some other types of products and services.

Past or future performance or accuracy defects, incomplete or improper quality and process controls, excessively slow turnaround times, unanticipated uses of our tests or mishandling of samples or test results (whether by us, patients, healthcare providers, courier delivery services or others) can lead to adverse outcomes for patients and interruptions to our services. These events could lead to voluntary or legally mandated safety alerts relating to our tests or our laboratory facilities and could result in the removal of our products and services from the market or the suspension of our laboratories’ operations. Insufficient quality controls and any resulting negative outcomes could result in significant costs and litigation, as well as negative publicity that could reduce demand for our tests and payors’ willingness to cover our tests. Even if we maintain adequate controls and procedures, damaging and costly errors may occur.

Our laboratory facilities may become inoperable due to natural or man-made disasters or regulatory sanctions.

We currently perform all of our testing in our laboratory facilities located in Irvine, California, Plano, Texas and Nijmegen, The Netherlands. Our laboratory facilities could become inoperable due to circumstances that may be beyond our control, and such inoperability could adversely affect our business and operations. The facilities, equipment and other business process systems would be costly to replace and could require substantial time to repair or replace.

The facilities may be damaged or destroyed by natural or man-made disasters, including earthquakes, wildfires, floods, outbreak of disease (such as the ongoing COVID-19 pandemic), acts of terrorism or other criminal activities and power outages, which may render it difficult or impossible for us to perform our tests for some period.

The facilities may also be rendered inoperable because of regulatory sanction. In the United States, we are subject to federal and state laws and regulations regarding the operation of clinical laboratories. Our U.S. laboratory facilities in Irvine, California and Plano, Texas are certified under CLIA. CLIA and the laws of California and certain other states, impose certification requirements for clinical laboratories, and establish standards for quality assurance and quality control, among other things. Clinical laboratories are subject to inspection by regulators, and to sanctions for failing to comply with applicable requirements. Sanctions available under CLIA include prohibiting a laboratory from running tests, requiring a laboratory to implement a corrective action plan, and imposing civil monetary penalties. Our U.S. laboratory facility in Irvine, California holds a certificate of accreditation from CMS to perform high-complexity testing, which is managed by California Laboratory Field Services (“CA LFS”). To renew this certificate, the facility is subject to survey and inspection every two years. We also hold a certificate of accreditation from the College of American Pathologists (“CAP”), which sets standards that are higher than those contained in the CLIA regulations. CAP is an independent, non-governmental organization of board-certified pathologists that accredits laboratories nationwide on a voluntary basis. Because CAP has deemed status with CA LFS, biennial inspections will be performed by teams formed by CAP. Sanctions for failure to comply with CAP or CLIA requirements, including proficiency testing violations, may include suspension, revocation, or limitation of a laboratory’s CLIA certificate, which is necessary to conduct business, as well as the imposition of significant fines or criminal penalties. In addition, our Irvine facility is subject to regulation under state laws and regulations governing laboratory licensure. Two states, one of which is New York, have enacted state licensure laws that are more stringent than CLIA. Failure to maintain CLIA certification, CAP accreditation, or required state licenses could have a material adverse effect on the sales of our tests and results of operations. The Irvine facility receives samples from all 50 U.S. states and certain provinces in Canada. Many states maintain independent licensure, registration, or certification procedures with which our Irvine facility must maintain compliance in order to receive and test samples from that location.

Maintaining compliance with the myriad of governmental requirements is time and resource intensive, and failure to maintain compliance could result in sanctions.

We rely on a limited number of third-party suppliers for services and items used in the production and operation of our testing solutions, and some of those services and items are supplied from a single source. Disruption of the supply chain, unavailability of third-party services required for the performance of the tests, modifications of certain items or failure to achieve economies of scale could have a material adverse effect on us.

In connection with our role as a CLIA-certified provider of laboratory services, we assist healthcare providers with certain logistics related to the collection and return of samples for testing. To provide our ConfirmMDx and SelectMDx services, we are required to obtain customized components and services that are currently available from a limited number of sources. Most of these components and services are sourced externally from approximately 40 external suppliers. Many of the consumable supplies and reagents used as raw materials in our testing process are procured from a limited number of suppliers, some of which are single source. In addition, we rely on a limited number of suppliers, or in some cases a single supplier (for example, for the automation of our deparaffination steps for our ConfirmMDx test), for certain services and equipment with which we provide testing services. If we have to switch to a replacement supplier for any of these items that are sub-components or for certain services required for the performance of our tests, or if we have to commence our own manufacturing or testing to satisfy market demand, we may face additional delays. For example, in the past, a supplier has delivered critical non-conforming components that failed our acceptance testing, requiring us to audit the supplier and assist the supplier in improving our internal quality processes. In addition, third party suppliers may be subject to circumstances which impact their ability to supply, including enforcement action by regulatory authorities, natural disasters (e.g., hurricanes, earthquakes, disease and terrorism), epidemics (e.g., the ongoing COVID-19 pandemic), industrial action (e.g., strikes), financial difficulties including insolvency, among a variety of other internal or external factors. Any such supply disruptions could in turn result in service disruptions for an extended period of time, which could delay completion of our clinical studies or commercialization activities and prevent us from achieving or maintaining profitability. While we were able to qualify alternative suppliers to address COVID-19 related disruptions, in the future alternative suppliers may be unavailable, may be unwilling to supply, may not have the necessary regulatory approvals, or may not have in place an adequate quality management systems. Furthermore, modifications to a service or items or inclusions of certain services or items made by a third-party supplier could require new approvals from the relevant regulatory authorities before the modified service or item may be used, for example any modifications to the assembly and packaging of items for our testing services supplied to healthcare providers. While we have not experienced any material supply chain disruptions to date, if we were to experience such disruptions, whether as a result of the COVID-19 pandemic or otherwise, this could have an immediate impact on revenues if it related to the ConfirmMDx test, and the impact could be material depending on the length of the supply disruption.

Failures in our information technology, telecommunications or other systems could significantly disrupt our operations.

We use information technology and telecommunications systems across virtually all aspects of our business, including laboratory testing, sales, billing, customer service, logistics and management of data, including patient information. Our information technology, telecommunications and other systems, are vulnerable to damage and failure, computer viruses, acts of God and physical or electronic break-ins. Despite the precautionary measures we have taken to prevent breakdowns in our information technology and telecommunications systems, sustained or repeated system failures that interrupt our ability to process test orders, deliver test results or perform tests in a timely manner or that cause us to lose patient information could adversely affect our business, results of operations and financial condition.

Although we maintain cyber liability insurance which we believe to be appropriate and adequate, the levels and terms of coverage may not be adequate to compensate us for losses that may arise from any such disruption, failure or security breach. In addition, such insurance may not be available to us in the future on economically reasonable terms, or at all. Further, insurance may not cover all claims made against us and could have high deductibles in any event, and defending a suit, regardless of its merit, could be costly and divert management attention.

Security breaches or loss of data may harm our reputation, expose us to liability and adversely affect our business.

If we experience any security breaches or loss of data or if we fail to comply with data protection laws and regulations, we could be subject to government enforcement actions (which could include civil or criminal penalties), private litigation and/or adverse publicity, which could negatively affect our results of operations and business.

We face four primary risks relative to protecting sensitive and critical personally identifiable information, intellectual property or other proprietary business information about our customers, payors, recipients and collaboration partners, including test results: (1) loss of access risk, (2) inappropriate disclosure or access risk, (3) inappropriate modification risk, and (4) the risk of being unable to identify and audit controls over the first three risks. While we devote significant resources to protecting such information, the measures we introduce may not be sufficient to guard against security breaches, the loss or misappropriation of data, privacy violations or the failure to implement satisfactory remedial measures, which could in turn disrupt operations and lead to reputational damage, regulatory penalties and other material financial losses.

Furthermore, we are subject to privacy and data security laws and regulations at the state, federal and international level. In the United States, numerous federal and state laws and regulations, including state data breach notification laws, state health information privacy laws, and federal and state consumer protection laws (e.g., section 5 of the Federal Trade Commission Act), govern the collection, use, disclosure, and protection of health-related and other personal information. Failure to comply with data protection laws and regulations could result in (1) government enforcement actions and potential liability thereunder (potentially including civil and/or criminal penalties), (2) private litigation, and/or (3) adverse publicity that could negatively affect our operations and/or business. In addition, we obtain health information from third parties (e.g., healthcare providers) and are subject to privacy and security requirements under the Health Insurance Portability and Accountability Act (“HIPAA”), as amended by the Health Information Technology for Economic and Clinical Health Act (“HITECH”). These laws contain significant fines and other penalties for wrongful use or disclosure of protected data. For example, HIPAA violations can result in civil and criminal penalties.

We expect to make significant investments to research and develop new tests, which may not be successful.

We are seeking to improve the performance of our existing SelectMDx and ConfirmMDx commercial test offerings and to develop a pipeline for future products and services. Developing new or improved diagnostic tests is a speculative and risky endeavor. Candidate products and services that may initially show promise may fail to achieve the desired results in larger clinical validation studies or may not achieve acceptable levels of clinical accuracy. Results from early studies or trials are not necessarily predictive of future clinical validation or clinical trial results, and interim results of a validation study or trial are not necessarily indicative of final results. From time to time, we may publicly disclose then-available data from clinical validation studies before completion, and the results and related findings and conclusions may be subject to change following the final analysis of the data related to the particular study. As a result, such data should be viewed with caution until the final data are available. Additionally, such data from clinical trials are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment and/or follow-up continues, and more patient data become available. Significant differences between initial or interim data and final data from either our clinical validation studies or clinical trials could significantly alter our plans to proceed with additional studies or trials, and harm our reputation and business prospects. If we determine that any of our current or future development programs is unlikely to succeed, we may abandon it without any return on our investment into the program. We may need to raise additional capital to bring any new products or services to market, which may not be available on acceptable terms, if at all.

Our research and development efforts will be hindered if we are not able to obtain samples, contract with third parties for access to samples or complete timely enrollment in future clinical trials.

Access to human sample types, such as blood, tissue, stool, or urine is necessary for our research and product development. Acquiring samples from individuals with clinical diagnoses or associated clinical outcomes through purchase or clinical studies is necessary. Lack of available samples can delay development timelines and increase costs of development. Generally, the agreements under which we gain access to human samples are non-exclusive. Other companies may compete with us for access. Additionally, the process of negotiating access to samples can be lengthy and it may involve numerous parties and approval levels to resolve complex issues such as usage rights, institutional review board approval and patient informed consent, privacy rights, publication rights, intellectual property ownership and research parameters. If we are not able to negotiate access to clinical samples with research institutions, hospitals, clinical partners, pharmaceutical companies, or companies developing therapeutics on a timely basis, or at all, or if other laboratories or our competitors secure access to these samples before us, our ability to research, develop and commercialize future products will be limited or delayed. Finally, we may not be able to conduct or complete clinical trials on a timely basis if we are not able to enroll sufficient numbers of patients in such trials, and our failure to do so could have an adverse effect on our research and development and product commercialization efforts.

Risks Related to Regulation of Our Business

Failure to comply with governmental payor regulations could result in us being excluded from participation in Medicare, Medicaid or other governmental payor programs, which would adversely affect our business.

Failure to comply with applicable Medicare, Medicaid and other governmental payor rules could result in us being excluded from participation in one or more governmental payor programs, returning funds already paid, civil monetary penalties, criminal penalties and/or limitations on the operational function of our laboratories. Additionally, with the recent implementation by CMS of a comprehensive oversight regime that consolidates program integrity powers into a single UPIC, audit and investigatory activity into potential billing fraud, waste and abuse in the industry has increased. These changes have adversely affected and may in the future adversely affect coverage and reimbursement for laboratory services, including the molecular diagnostics testing services we provide. If we were unable to receive reimbursement under a governmental payor program, this would have a severe impact on our revenues, given the importance of reimbursement under these programs in our revenue base.

We conduct business in a heavily regulated industry, and changes in, or violations of, applicable regulations may, directly or indirectly, adversely affect our operational results and financial condition, which could harm our business.

Our business operations and activities may be subject to a range of local, state, federal, and international healthcare laws and regulations, including investigatory and program integrity audits and other oversight federal and state health care programs. These laws and regulations currently include, among others:

●	CLIA (which requires laboratories to obtain certification from the federal government) and state laboratory licensure laws;

●	Federal Trade Commission standards regarding advertising and business practices;

●	FDA laws and regulations;

●	HIPAA (which imposes comprehensive federal standards with respect to the privacy and security of protected health information, and requirements for the use of certain standardized electronic transactions), and the amendments to HIPAA under HITECH (which strengthened and expanded HIPAA privacy and security compliance requirements, increased penalties for violators, extended enforcement authority to state attorneys general and imposed requirements for breach notification);

●	state laws regulating genetic testing and the privacy protection of genetic test results, as well as state laws protecting the privacy and security of health information and personal data and mandating reporting of breaches to affected individuals and state regulators;

●	the federal Anti-Kickback Statute (which prohibits knowingly and willfully offering, paying, soliciting, receiving, or providing remuneration, directly or indirectly, to induce either the referral of an individual, or the furnishing, arranging for, or recommending of an item or service that is reimbursable, in whole or in part, by a federal health care program) and parallel state anti-kickback laws (which contain similar prohibitions on remuneration between referral sources, although these state laws are not always limited in application to items or services reimbursable by federal or state health care programs);

●	the federal False Claims Act (which imposes liability on any person or entity that, among other things, knowingly presents, or causes to be presented, a false or fraudulent claim for payment to the federal government or the improper retention of identified overpayments or other financial obligations to the federal government) and parallel state false claims acts (which contain similar prohibition on presenting false or fraudulent claims, although these state may extend to items or services by any third-party payor, including commercial insurers);

●	the federal Civil Monetary Penalties Law, which prohibits, among other things, the offering or transferring of remuneration to a Medicare or state health care program (e.g., Medicaid) beneficiary if the person knows or should know it is likely to influence the beneficiary’s selection of a particular provider, practitioner, or supplier of services reimbursable by Medicare or a state health care program, unless an exception applies;

●	the federal physician self-referral law, commonly known as the “Stark Law,” which prohibits a physician from making a referral to an entity for certain “designated health services” (“DHS”) payable by Medicare if the physician, or an immediate family member of the physician, has a financial relationship with that entity, unless an exception applies. The Stark Law further prohibits the entity from billing the Medicare program for DHS furnished pursuant to a prohibited referral. In addition, the Stark Law, through the addition of section 1903(s) to the Social Security Act, prohibits the federal government from making federal financial participation payments to state Medicaid programs for DHS furnished as a result of a referral that would violate the Stark Law if Medicare “covered the service to the same extent and under the same conditions” as the state Medicaid Program. The U.S. Department of Justice (“DOJ”) and several state agencies have successfully argued that Section 1903(s) expands the Stark Law to Medicaid-covered claims, even absent a separate state self-referral law prohibiting the same conduct;

●	other federal and state fraud and abuse laws, including (i) the state anti-kickback laws described above, (ii) the state physician self-referral laws, and (iii) the state false claims acts described above;

●	Section 216 of the Protecting Access to Medicare Act of 2014, which requires applicable laboratories to report commercial payor data in a timely and accurate manner beginning in 2017 and every three years thereafter (and in some cases annually);

●	Federal and state laws that impose reporting and other compliance-related requirements; and

●	similar foreign laws and regulations that apply to us in the countries in which we operate.

In addition, in October 2018, the Eliminating Kickbacks in Recovery Act of 2018 (“EKRA”), was enacted by the U.S. Congress as part of the Substance Use-Disorder Prevention that Promotes Opioid Recovery and Treatment for Patients and Communities Act. EKRA is an all-payor anti-kickback law that makes it a criminal offense to pay any remuneration to induce referrals to, or in exchange for, patients using the services of a recovery home, a substance use clinical treatment facility, or laboratory. Although it appears that EKRA was intended to reach patient brokering and similar arrangements to induce patronage of substance use recovery and treatment, the language in EKRA is broadly written. Further, certain of EKRA’s exceptions, such as the exception applicable to relationships with employees that effectively prohibits incentive compensation, are inconsistent with the federal anti-kickback statute and regulations, which permit payment of employee incentive compensation, a practice that is common in the industry. Significantly, EKRA permits the U.S. Department of Justice to issue regulations clarifying EKRA’s exceptions or adding additional exceptions, but such regulations have not yet been issued. Laboratory industry stakeholders are reportedly seeking clarification regarding EKRA’s scope and/or amendments to its language.

Our business practices, in operating a U.S. clinical laboratory, may face heightened scrutiny from U.S. government enforcement agencies such as the DOJ, the HHS Office of Inspector General (“OIG”), and CMS. The OIG has issued fraud alerts in recent years that identify certain arrangements between clinical laboratories and referring physicians as implicating the federal Anti-Kickback Statute. The OIG has stated that it is particularly concerned about these types of arrangements because the choice of laboratory, as well as the decision to order laboratory tests, typically are made or strongly influenced by the physician, with little or no input from the patient. Moreover, the provision of payments or other items of value by a clinical laboratory to a referring physician could be prohibited under the Stark Law, unless the arrangement meets all criteria of an applicable exception. The government has actively enforced these laws against clinical laboratories in recent years.

These U.S. laws and regulations are complex and are subject to interpretation by the U.S. courts and government agencies. Our failure to comply with such laws and regulations could lead to significant civil or criminal penalties, exclusion from participation in state and federal health care programs, individual imprisonment, disgorgement of profits, contractual damages, reputational harm, diminished profits and future earnings, additional reporting or oversight obligations if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with the law, curtailment or restructuring of our operations, or prohibitions or restrictions on our laboratories’ ability to provide or receive payment for our services, any of which could adversely affect our ability to operate our business and pursue our strategy. Even where we are able to successfully defend against any such claims, any potential audit, enforcement action, or litigation would involve substantial internal and external resources, detract from our executives’ day to day responsibilities, and result in legal expenditures, all of which could materially adversely affect our results of operations. While we believe that we are in material compliance with all applicable laws and regulations, there remains a risk that one or more government agencies could take a contrary position, or that a private party could file suit under the qui tam provisions of the federal False Claims Act or a similar state law. Such occurrences, regardless of their outcome, could damage our reputation and adversely affect important business relationships with third parties, including managed care organizations, and other private third-party payors.

Our employees, independent contractors, consultants, commercial partners, and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk of fraud, misconduct, or other illegal activity by our employees, independent contractors, consultants, commercial partners, and vendors. Misconduct by these parties could include intentional, reckless and negligent conduct that fails to: comply with the rules and regulations of the CMS, FDA, and other federal and state government agencies as well as comparable foreign regulatory authorities; provide true, complete and accurate information to such regulatory authorities; comply with manufacturing and clinical laboratory standards; comply with healthcare fraud and abuse laws in the United States and similar foreign fraudulent misconduct laws; or report financial information or data accurately or to disclose unauthorized activities to us. In particular, research, sales, marketing, education, and other business arrangements in the healthcare industry are subject to extensive laws designed to prevent fraud, kickbacks, self-dealing, and other abusive practices, as well as off-label product promotion. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, educating, marketing and promotion, sales and commission, certain customer incentive programs, and other business arrangements generally. Activities subject to these laws also involve the improper use of information obtained in the course of participant recruitment for clinical studies, which could result in regulatory sanctions and cause serious harm to our reputation. We have adopted a code of business conduct and ethics and provide compliance training to our workforce members upon onboarding and annually thereafter, but it is not always possible to identify and deter misconduct by employees and third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions. Even if it is later determined after an action is instituted against us that we were not in violation of these laws, we may be faced with negative publicity, incur significant expenses defending our actions, and have to divert significant management resources from other matters.

Our expansion of our business beyond the United States has resulted in additional regulatory requirements with which we must comply.

Our expansion of our business outside of the United States increases the potential of violating foreign laws similar to those described above under “ — We conduct business in a heavily regulated industry, and changes in regulations or violations of regulations may, directly or indirectly, adversely affect our results of operations and financial condition and harm our business”. In order to market our tests in other countries, we may be required to obtain regulatory approvals and comply with extensive safety and quality regulations in other countries. The time required to obtain approval by a foreign country may be longer or shorter than that required for FDA clearance or approval, and the requirements may differ. The European Union/European Economic Area (the “EU/EEA”), requires a CE conformity mark in order to market medical devices. Many other countries accept CE or FDA clearance or approval, although others, require separate regulatory filings. Further, the advertising and promotion of our products in the EEA is subject to the laws of individual EEA Member States implementing the EU Medical Devices Directives including Directive 98/79/EC on Invitro Diagnostic Medical Devices, Directive 2006/114/EC concerning misleading and comparative advertising, and Directive 2005/29/EC on unfair commercial practices, as well as other EEA Member State laws governing the advertising and promotion of medical devices. Going forward, CE marking will be pursuant to Regulation 2017/745 (the “Medical Devices Regulation” or “MDR”) and Regulation 2017/746 (the “Invitro Diagnostic Medical Devices Regulation” or “IVDR”), which were passed by the European Parliament on April 5, 2017. The Medical Devices Regulation and the Invitro Diagnostic Medical Devices Regulation contain further obligations for medical devices and invitro diagnostic medical devices with which we will be required to comply as applicable. These new laws are generally stricter than the requirements previously in place and contain increased evidence requirements for CE marking. They may limit or restrict the advertising and promotion of our tests to the general public and may impose limitations on promotional activities with healthcare professionals. The risk of being found in violation of these or other laws and regulations is further increased by the fact that many have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Any action brought against us for violation of these or other laws or regulations, even in case of successful defense against it, could result in significant legal expenses and divert management’s attention from the operation of our business. While our business is primarily based in the United States, these laws or regulations would not have an immediate material impact on our revenues. However, in the longer term, our prospects could be seriously harmed.

If the FDA were to take the position that our tests are not within the scope of its policy on enforcement discretion for laboratory-developed tests, or Congress or FDA were otherwise to begin requiring approval or clearance of our tests, responding to such a development could lead to a halt in the commercial provision of our tests until we meet the requirements for premarket approval or clearance, enforcement action from FDA, and we could incur substantial costs and time delays associated with meeting FDA requirements for premarket clearance or approval.

Although we believe we are within the scope of the FDA’s policy on enforcement discretion for laboratory-developed tests, commercial availability of LDTs is subject to uncertainty given the FDA’s latitude in interpreting and applying its laws and policies. For example, although the FDA has historically exercised enforcement discretion over most LDTs, it does not consider tests to be subject to this enforcement discretion if they were or are designed or manufactured completely, or partly, outside of the laboratory that offers and uses them, or if they are offered “over-the-counter” (as opposed to being available to patients only when prescribed by a health care provider). Even for tests that appear to fall within FDA’s previously stated policy on enforcement discretion, the FDA may decide to regulate certain LDTs on a case-by-case basis at any time.

Furthermore, the laws and regulations governing the marketing of diagnostic products are evolving, extremely complex and in many instances, there are no significant regulatory or judicial interpretations of these laws and regulations. Pursuant to its authority under the federal Food, Drug, and Cosmetic Act (the “FDCA”), the FDA has jurisdiction over medical devices, including in vitro diagnostics and, therefore, potentially our clinical laboratory tests. Among other things, pursuant to the FDCA and its implementing regulations, the FDA regulates the research, testing, manufacturing, safety, labeling, storage, recordkeeping, premarket clearance or approval, marketing and promotion, and sales and distribution of medical devices in the United States to ensure that medical products distributed domestically are safe and effective for their intended uses. Although the FDA has asserted that it has authority to regulate the development and use of LDTs, such as our and many other laboratories’ tests, as medical devices, it has generally exercised enforcement discretion and is not otherwise regulating most tests developed and performed within a single high complexity CLIA-certified laboratory.

Even though the ConfirmMDx and SelectMDx tests are commercialized in the United States as LDTs, they may in the future become subject to more onerous regulation by the FDA. For example, the FDA may disagree with the assessment that the tests fall within the definition of an LDT and seek to regulate them as medical devices. The FDA has, for over the past decade, been introducing proposals to end enforcement discretion and to bring LDTs clearly under existing FDA regulatory frameworks and the U.S. Congress has recently been working on legislation to create an LDT and in vitro diagnostic regulatory framework that would be separate and distinct from the existing medical device regulatory framework. If the FDA begins to enforce its medical device requirements for LDTs, or if the FDA disagrees with our assessment that our ConfirmMDx and SelectMDx tests are LDTs, our company and these tests could for the first time be subject to a variety of regulatory requirements, including registration and listing, medical device reporting, and adherence to good manufacturing practices under the quality system regulations, and we could be required to obtain premarket clearance or approval for these existing tests and any new tests we may develop, which may force us to cease or delay marketing our tests until the required clearance or approval are obtained. The premarket review process for diagnostic products can be lengthy, expensive, time-consuming, and unpredictable. Further, obtaining premarket clearance or approval may involve, among other things, successfully completing clinical trials. Clinical trials require significant time and cash resources and are subject to a high degree of risk, including risks of experiencing delays, failing to complete the trial or obtaining unexpected or negative results. If we are required to obtain premarket clearance or approval and/or conduct premarket clinical trials, development costs could significantly increase, the introduction of any new tests under development may be delayed, and sales of ConfirmMDx and SelectMDx could be interrupted or stopped. Any of these outcomes could reduce revenues or increase costs and materially adversely affect our business, prospects, results of operations, or financial condition. Moreover, any cleared or approved labelling claims may not be consistent with current claims or be adequate to support continued adoption of and reimbursement for our tests. For instance, if FDA requires that ConfirmMDx or SelectMDx be labelled as investigational, or if the labelling claims the FDA allows are limited, order levels may decline and reimbursement may be adversely affected. If after commercialization under the LDT framework our tests are allowed to remain on the market but there is uncertainty about the regulatory status of our tests, including questions that may be raised if competitors object to our regulatory positioning as an LDT, we may encounter ongoing regulatory and legal challenges and related costs. Such challenges or related developments (for example if the labeling claims the FDA allows us to make are more limited than the claims we currently plan to make) may impact our commercialization efforts as orders or reimbursement may be less than anticipated. As a result, we could experience significantly increased development costs and a delay in generating additional revenue. Until the FDA finalizes its regulatory position regarding LDTs, or federal legislation is passed concerning regulation of LDTs, it is unknown how the FDA may regulate our tests in the future and what testing and data may be required to support any required clearance or approval.

The requirement of premarket review could negatively affect our business until such review is completed and regulatory clearance or approval is obtained. The FDA could require that sales of ConfirmMDx and SelectMDx be halted pending premarket clearance or approval. In December 2018 the FDA Commissioner and the Director of the Center for Devices and Radiological Health (CDRH) expressed significant concerns regarding disparities between some LDTs and in vitro diagnostics that have been reviewed and cleared or approved by FDA. If the FDA were to determine that our tests are not within the policy for LDTs for any reason, including new rules, policies, or guidance, or due to changes in statute, our tests may become subject to FDA requirements, including premarket review. If required, the regulatory marketing authorization process may involve, among other things, successfully completing additional clinical trials and submitting a premarket clearance (510(k)) submission or filing a de novo or premarket approval application with the FDA. If premarket review and authorization is required by the FDA, we may need to incur additional expenses or require additional time to seek it, or we may be unable to satisfy FDA standards, and our tests may not be cleared or approved on a timely basis, if at all, and the labeling claims permitted by the FDA may not be consistent with our currently planned claims or adequate to support adoption of and reimbursement for our tests. If the FDA requires any form of premarket review, the ConfirmMDx and SelectMDx tests may not be cleared or approved on a timely basis, if at all. We may also decide voluntarily to pursue FDA premarket review and authorization of the ConfirmMDx and SelectMDx tests if it appears that doing so would be appropriate.

In addition, we believe that the sample collection kits provided by us for collection and transport of specimens from a health care provider to our Irvine, California clinical laboratory are considered a Class I medical devices subject to the FDA’s general device controls but exempt from premarket review. However, the FDA could assert the specimen collection kits are non-exempt or Class II devices, which would subject them to premarket clearance or approval processes, which could be time-consuming and expensive.

Failure to comply with any applicable FDA requirements could trigger a range of enforcement actions by the FDA, including warning letters, civil monetary penalties, injunctions, criminal prosecution, recall or seizure, operating restrictions, partial suspension or total shutdown of operations and denial of or challenges to applications for clearance or approval, as well as significant adverse publicity.

Our operating results could be materially adversely affected by unanticipated changes in tax laws and regulations, adjustments to our tax provisions, exposure to additional tax liabilities, or forfeiture of our tax assets.

We are subject to laws and regulations on tax levies and other charges or contributions in different countries, including transfer pricing and tax regulations for the compensation of personnel and third parties. Our tax structure involves several transfers and transfer price determinations between our parent company and our subsidiaries or other affiliates. Our effective tax rates could be adversely affected by changes in tax laws, treaties and regulations, both internationally and domestically. An increase of the effective tax rates could have an adverse effect on our business, financial position, results of operations and cash flows.

The net operating loss (“NOL”) carry forwards of our corporate subsidiaries may be unavailable to offset future taxable income because of restrictions under U.S. tax law. As of December 31, 2021, consolidated net tax loss carry forwards amounted to $305.0 million. Our NOLs generated in tax years ending on or prior to December 31, 2017 are only permitted to be carried forward for 20 taxable years under applicable U.S. federal tax law, and therefore could expire unused. We consider that it is highly likely that we will be unable to use at least a portion of these NOLs, in light of our continued losses. Under tax legislation commonly referred to as the Tax Cuts and Jobs Act (“TCJA”), as modified by the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”), our federal NOLs generated in tax years ending after December 31, 2017 may be carried forward indefinitely and NOLs arising in taxable years beginning after December 31, 2017 and before January 1, 2021 may be carried back to each of the five taxable years preceding the tax year of such loss, but NOLs arising in taxable years beginning after December 31, 2020 may not be carried back. In addition, under the TCJA, as modified by the CARES Act, for taxable years beginning after December 31, 2020, the deductibility of federal NOLs generated in taxable years beginning after December 31, 2017 is limited to 80% of current year taxable income. It is uncertain if and to what extent various states will conform to the TCJA, as modified by the CARES Act.

In addition, under sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an “ownership change” (generally defined as a cumulative change in ownership by “5-percent shareholders” that exceeds 50 percentage points over a rolling three-year period), the corporation’s ability to use its pre-change NOLs and certain other pre-change tax attributes to offset post-change income and taxes may be limited. Similar rules may apply under state tax laws. Our existing NOLs and other certain tax attributes may be subject to limitations arising from previous ownership changes. In addition, future changes in our stock ownership, many of which are outside of our control, could result in an ownership change under Sections 382 and 383 of the Code. We have not conducted any studies to determine annual limitations, if any, that could result from such changes in the ownership. Our ability to utilize those NOLs and certain other tax attributes could be limited by an “ownership change” as described above and consequently, we may not be able to utilize a material portion of our NOLs and certain other tax attributes, which could have a material adverse effect on our cash flows and results of operations by effectively increasing our future tax obligations.

Also under Belgian tax law, certain restrictions regarding the use of Belgian tax losses carried forward apply and these losses may also be forfeited upon certain changes of control over Belgian corporate taxpayers. As a Coronavirus measure, some limited tax loss carried back mechanism was introduced in Belgian tax law.

Given that we have historically generated operating losses, any change in our ability to use NOLs could have a severe impact on us if and when we become profitable. As of December 31, 2021, we had an accumulated deficit of $244.3 million and for the year ended December 31, 2021, we had a net loss of $29.0 million.

Risks Related to Ownership of the ADSs and Ordinary Shares

The trading price of our ordinary shares and ADSs may be volatile due to factors beyond our control, and purchasers of the ADSs could incur substantial losses.

The market prices of the ADSs and ordinary shares may be volatile. The stock market in general and the market for biotechnology companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their ADSs or shares at or above the price originally paid for the security. The market price for the ADSs may be influenced by many factors, including:

●	actual or anticipated fluctuations in our financial condition and operating results;

●	the release of new data from our PRIORITY or other clinical trials;

●	actual or anticipated changes in our growth rate relative to our competitors;

●	competition from existing products or new products that may emerge;

●	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments;

●	failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public;

●	issuance of new or updated research or reports by securities analysts;

●	fluctuations in the valuation of companies perceived by investors to be comparable to us;

●	currency fluctuations;

●	additions or departures of key management or scientific personnel;

●	disputes or other developments related to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

●	changes to coverage policies or reimbursement levels by commercial third-party payors and government payors and any announcements relating to coverage policies or reimbursement levels;

●	announcement or expectation of additional debt or equity financing efforts;

●	uncertainty caused by and the unprecedented nature of the current COVID-19 pandemic;

●	issuances or sales of the ADSs by us, our insiders or our other holders; and

●	general economic and market conditions.

These and other market and industry factors may cause the market price and demand for the ADSs to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from readily selling their ADSs and may otherwise negatively affect the liquidity of the trading market for ADSs.

Certain of our significant shareholders may have different interests from us and may be able to control us, including the outcome of shareholder votes.

As of March 31, 2022, (i) MVM Partners LLP beneficially owned approximately 23% of our ordinary shares and has one representative at the board level (Dr. Eric Bednarski), (ii) Bleichroeder LP owned approximately 15% of our ordinary shares, (iii) Biovest NV beneficially owned approximately 7% of our ordinary shares and has one representative at the board level (Rudi Mariën), and (iv) Valiance Asset Management beneficially owned approximately 12% of our ordinary shares and has one representative at the board level (Jan Pensaert). In addition, as long as two of MVM Partners LLP’s funds (MVM V LP and MVM GP (No.5) LP) hold in aggregate 5% of our company’s outstanding shares, they are entitled to have one observer at the board level (see Item 7.B. “Related party transactions — MVM Subscription Agreement”). As a result, these shareholders will be able to exercise a significant level of control over all matters requiring stockholder approval, including the election of directors, amendment of our articles of association and approval of certain significant corporate transactions. This control could have the effect of delaying or preventing a change of control of the Company or changes in management, in each case, which other shareholders might find favorable, and will make the approval of certain transactions difficult or impossible without the support of these significant shareholders.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the price of the ADSs and their trading volume could decline.

The trading market for the ADSs depends in part on the research and reports that securities or industry analysts publish about us or our business. If no or only limited securities or industry analysts cover our company, the trading price for the ADSs could be negatively impacted. If one or more of the analysts who covers us downgrades our equity securities or publishes inaccurate or unfavorable research about our business, the price of ADSs would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, or downgrades our securities, demand for ADSs could decrease, which could cause the price of the ADSs or their trading volume to decline.

We intend to retain all available funds and any future earnings and, consequently, ADS holders’ ability to achieve a return on their investment will depend on appreciation in the price of the ADSs.

We have never declared or paid any cash dividends on our ordinary shares or ADSs, and we intend to retain all available funds and any future earnings to fund the development and expansion of our business. In addition, our loan agreement with Kreos Capital limits our ability to pay any such dividends. Therefore, ADS holders are not likely to receive any dividends on your ADSs for the foreseeable future and the success of an investment in ADSs will depend upon any future appreciation in their value. Consequently, investors may need to sell all or part of their holdings of ADSs after price appreciation, which may never occur, as the only way to realize any future gains on their investment. There is no guarantee that the ADSs will appreciate in value or even maintain the price at which our investors have purchased them. Investors seeking cash dividends should not purchase the ADSs.

In addition, if we choose to pay dividends in the future, exchange rate fluctuations may affect the amount of Euros that we are able to distribute, and the amount in U.S. dollars that our shareholders receive upon the payment of cash dividends or other distributions we declare and pay in euros, if any. Any dividends will generally be subject to Belgian withholding tax. These factors could harm the value of the ADSs.

Holders of ADSs should be aware that the rights provided to our ADS holders under Belgian corporate law and our articles of association differ in certain respects from the rights that you would typically enjoy as a shareholder of a U.S. company under applicable U.S. federal and state laws.

We are a Belgian public company with limited liability. Our corporate affairs are governed by our articles of association and by the laws governing companies incorporated in Belgium. The rights of shareholders and the responsibilities of members of our board of directors may be different from the rights and obligations of shareholders and boards of directors in companies governed by the laws of U.S. jurisdictions. In the performance of its duties, our board is required by Belgian law to consider the interests of our company, its shareholders, its employees, and other stakeholders. It is possible that some of these parties will have interests that are different from, or in addition to, the interests of our shareholders. See “Description of Share Capital and Articles of Association.”

Concentration of ownership of our ordinary shares (including ordinary shares in the form of ADSs) among our existing executive officers, directors and principal shareholders may prevent ADS holders from influencing significant corporate decisions.

Our executive officers, directors, greater than three percent shareholders and their affiliates beneficially owned approximately 58% of our outstanding ordinary shares as of March 31, 2022. Depending on the level of attendance at our general meetings of shareholders, these shareholders either alone or voting together as a group will be in a position to determine the outcome of decisions taken at any such general meeting. Any shareholder or group of shareholders controlling more than 50% of the share capital present and voting at our general meetings of shareholders may control any shareholder resolution requiring a simple majority, including the appointment of board members, as well as certain decisions relating to our capital structure, the approval of certain significant corporate transactions and amendments to our articles of association. Among other consequences, this concentration of ownership may prevent or discourage unsolicited acquisition proposals that you may believe are in your best interest as one of our shareholders. Some of these persons or entities may have interests different than yours.

Future sales, or the perception of future sales, of a substantial number of our ordinary shares could adversely affect the price of the ADSs, and actual sales of our equity will dilute ADS holders.

Future sales of a substantial number of our ADSs or ordinary shares, or the perception that such sales will occur, could cause a decline in the market price of the ADSs. 55,598,249 ordinary shares (including ordinary shares underlying ADSs) held by our directors, executive officers and certain shareholders are subject to the lock-up agreements with terms generally expiring in May 2022. If, after the period during which such lock-up agreements restrict sales of the our ordinary shares and ADSs or if the underwriters of our initial public offering of ADSs waive the restrictions set forth therein (which may occur at any time), one or more of these securityholders sell substantial amounts of ordinary shares or ADSs in the public market, or the market perceives that such sales may occur, the market price of the ADSs and our ability to raise capital through an issue of equity securities in the future could be adversely affected.

If we issue ordinary shares in future financings, shareholders may experience dilution and, as a result, the price of the ADSs may decline.

We may from time-to-time issue additional ordinary shares at a discount from the trading price of the ADSs. As a result, holders of the ADSs would experience immediate dilution upon the issuance of any of our ordinary shares at such discount. In addition, as opportunities present themselves, we may enter into financing or similar arrangements in the future, including the issuance of debt securities, preference shares or shares. If we issue ordinary shares or other equity or equity-linked securities, holders of ADSs would experience additional dilution and, as a result, the price or the ADSs may decline.

It may be difficult for ADS holders outside Belgium to serve process on, or enforce foreign judgments against, us or our directors and senior management.

We are a Belgian public limited liability company. Less than a majority of the members of our board of directors and members of our executive management team are residents of the United States. All or a substantial portion of the assets of such non-resident persons and most of our assets are located outside the United States. As a result, it may not be possible for ADS holders to effect service of process upon such persons or on us or to enforce against them or us a judgment obtained in U.S. courts. Original actions or actions for the enforcement of judgments of U.S. courts relating to the civil liability provisions of the federal or state securities laws of the United States are not directly enforceable in Belgium.

The United States and Belgium do not currently have a multilateral or bilateral treaty providing for reciprocal recognition and enforcement of judgments, other than arbitral awards, in civil and commercial matters. In order for a final judgment for the payment of money rendered by U.S. courts based on civil liability to produce any effect on Belgian soil, it is accordingly required that this judgment be recognized or be declared enforceable by a Belgian court in accordance with Articles 22 to 25 of the 2004 Belgian Code of Private International Law. Recognition or enforcement does not imply a review of the merits of the case and is irrespective of any reciprocity requirement. A U.S. judgment will, however, not be recognized or declared enforceable in Belgium, unless (in addition to compliance with certain technical provisions) the Belgian courts are satisfied of the following:

●	the effect of the enforcement judgment is not manifestly incompatible with Belgian public policy;

●	the judgment did not violate the rights of the defendant;

●	the judgment was not rendered in a matter where the parties transferred rights subject to transfer restrictions with the sole purpose of avoiding the application of the law applicable according to Belgian international private law;

●	the judgment is not subject to further recourse under U.S. law;

●	the judgment is not incompatible with a judgment rendered in Belgium or with a subsequent judgment rendered abroad that might be recognized in Belgium;

●	the claim was not filed outside Belgium after the same claim was filed in Belgium, while the claim filed in Belgium is still pending;

●	the Belgian courts did not have exclusive jurisdiction to rule on the matter;

●	the U.S. court did not accept its jurisdiction solely on the basis of the presence of the plaintiff or the location of goods not direct linked to the dispute in the United States;

●	the judgment did not concern the deposit or validity of intellectual property rights when the deposit or registration of those intellectual property rights was requested, done or should have been done in Belgium pursuant to international treaties;

●	the judgment did not relate to the validity, operation, dissolution, or liquidation of a legal entity that has its main seat in Belgium at the time of the petition of the U.S. court;

●	if the judgment relates to the opening, progress or closure of insolvency proceedings, it is rendered on the basis of the European Insolvency Regulation (EC Regulation No. 1346/2000 of May 29, 2000) or, if not, that (a) a decision in the principal proceedings is taken by a judge in the state where the most important establishment of the debtor was located or (b) a decision in territorial proceedings was taken by a judge in the state where the debtor had another establishment than its most important establishment; and

●	the judgment submitted to the Belgian court is authentic under the laws of the state where the judgment was issued; in case of a default judgment, it can be shown that under locally applicable laws the invitation to appear in court was properly served on the defendant; a document can be produced showing that the judgment is, under the rules of the state where it was issued, enforceable and was properly served on the defendant.

In addition to recognition or enforcement, a judgment by a federal or state court in the United States against us may also serve as evidence in a similar action in a Belgian court if it meets the conditions required for the authenticity of judgments according to the law of the state where it was rendered. The findings of a federal or state court in the United States will not, however, be taken into account to the extent they appear incompatible with Belgian public policy.

Based on the lack of a treaty as described above, U.S. investors may not be able to enforce against us or members of our board of directors or our executive management any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.

We are an “emerging growth company” and as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, the ADSs may be less attractive to investors.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We may take advantage of these exemptions until we are no longer an emerging growth company. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the aggregate market value of our ordinary shares held by non-affiliates exceeds $700 million as of the end of our second fiscal quarter before that time, in which case we would no longer be an emerging growth company as of the following December 31st (the last day of our fiscal year). We cannot predict if investors will find the ADSs less attractive because we may rely on these exemptions. If some investors find the ADSs less attractive as a result, there may be a less active trading market for the ADSs and the price of the ADSs may be more volatile.

As a foreign private issuer and as permitted by the listing requirements of Nasdaq, we rely on certain home country corporate governance practices rather than the corporate governance requirements of Nasdaq.

We qualify as a foreign private issuer and our ADSs are listed on Nasdaq. In accordance with the listing requirements of Nasdaq, we rely on home country governance requirements and certain exemptions thereunder rather than relying on the corporate governance requirements of Nasdaq. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we currently publish annual and semi-annual reports on our website pursuant to the rules of Euronext Brussels and expect to file such financial reports with the SEC, we are not required to file periodic reports with the SEC as frequently or as promptly as U.S. public companies. Specifically, we are not required to file quarterly reports on Form 10-Q or current reports on Form 8-K that a domestic company would be required to file under the Exchange Act. Accordingly, there may be less publicly available information concerning our company than there would be if we were not a foreign private issuer.

In addition, the Listing Rules of the Nasdaq Stock Market require a majority of the directors of a listed U.S. company to be independent, whereas in Belgium, only three directors need to be independent. The Listing Rules of the Nasdaq Stock Market further require that each of the nominating, compensation and audit committees of a listed U.S. company be comprised entirely of independent directors. However, the Belgian Corporate Governance Code recommends only that a majority of the directors on the nomination committee meet the technical requirements for independence under Belgian corporate law. At present, our audit committee is composed of three independent directors out of three members, whereas our nomination and remuneration committees are composed of two independent directors out of three members. Our board of directors has no plan to change the composition of our audit committee and nomination and remuneration committee, and we intend to follow home country practice to the maximum extent possible. Therefore, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As a foreign private issuer, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. The determination of foreign private issuer status is made annually on the last business day of our most recently completed second fiscal quarter. Accordingly, we will next make a determination with respect to our foreign private issuer status on June 30, 2022. There is a risk that we will lose our foreign private issuer status in the future.

We would lose our foreign private issuer status if, for instance more than 50% of our ordinary shares are owned by U.S. residents or persons and more than 50% of our assets are located in the United States and we continue to fail to meet additional requirements necessary to maintain our foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly greater than the costs we incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to prepare our financial statements in accordance with U.S. GAAP and modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers. Such conversion and modifications would involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers, which could also increase our costs.

U.S. holders of ADSs may suffer adverse tax consequences if we are characterized as a passive foreign investment company, or PFIC.

In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 50% or more of value of its assets (based on an average of the quarterly values of the assets during such taxable year) consists of assets that produce, or are held for the production of, passive income, or (ii) 75% or more of its gross income consists of passive income. A separate determination must be made after the close of each fiscal year as to whether a non-U.S. corporation is a PFIC for that year. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, investment gains and certain rents and royalties. Cash is generally a passive asset for these purposes. The value goodwill is generally treated as an active asset if it is associated with business activities that produce active income.

If we are a PFIC for any taxable year during which a U.S. Holder (as defined under Item 10.E. “Taxation”) holds ADSs, we will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns the ADSs regardless of whether we continue to meet the PFIC test described above, unless the U.S. Holder makes a specified election once we cease to be a PFIC. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds ADSs, the U.S. Holder may be subject to adverse tax consequences regardless of whether we continue to qualify as a PFIC, including ineligibility for any preferred tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements.

Based on the current estimates, and expected future composition, of our income and the value of our assets, including goodwill, we do not expect to be a PFIC for our current taxable year. However, our PFIC status for any taxable year is an annual determination that can be made only after the end of that year and will depend on the composition of our income and assets and the value of our assets from time to time. The determination of whether we are a PFIC is fact-intensive and the applicable law is subject to varying interpretation. There can be no assurance that the U.S. Internal Revenue Service, or IRS, will agree with our position or that the IRS will not successfully challenge our position including our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets.

A U.S. Holder may in certain circumstances mitigate the adverse tax consequences of the PFIC rules by filing an election to treat the PFIC as a Qualified Electing Fund (“QEF”) or, if shares of the PFIC are “marketable stock” for purposes of the PFIC rules, by making a mark-to-market election with respect to the shares of the PFIC. However, we do not currently intend to provide the information necessary for U.S. Holders to make a QEF election if we were treated as a PFIC for any taxable year and prospective investors should assume that a QEF election will not be available. Furthermore, if a U.S. Holder were to make a mark-to-market election with respect to its ADSs, the U.S. Holder would be required to include annually in its U.S. federal taxable income (taxable at ordinary income rates) an amount reflecting any year end increase in the value of its ADSs. For further discussion of the PFIC rules and the adverse U.S. federal income tax consequences in the event we are classified as a PFIC, see Item 10.E. “Taxation”.

The United States federal income tax rules relating to PFICs are very complex. Current and prospective U.S. Holders are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of ADSs, the consequences to them of an investment in a PFIC, any elections available with respect to the ADSs and the IRS information reporting obligations with respect to the purchase, ownership and disposition of ADSs of a PFIC.

If a U.S. Holder is treated as owning at least 10% of our ordinary share capital, such holder may be subject to adverse U.S. federal income tax consequences.

If a U.S. Holder (as defined below under Item 10.E. “Taxation”) is treated as owning, directly, indirectly or constructively, at least 10% of the value or voting power of our share capital, such U.S. Holder may be treated as a “U.S. shareholder” with respect to each “controlled foreign corporation” in our group, if any. Because our group currently includes at least one U.S. subsidiary, under current law, any of our current non-U.S. subsidiaries and any future newly formed or acquired non-U.S. subsidiaries will be treated as controlled foreign corporations, regardless of whether we are treated as a controlled foreign corporation. A U.S. shareholder of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a U.S. shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a U.S. shareholder that is a U.S. corporation. Failure to comply with controlled foreign corporation reporting obligations may subject a U.S. shareholder to significant monetary penalties. We cannot provide any assurances that we will furnish to any U.S. shareholder information that may be necessary to comply with the reporting and tax paying obligations applicable under the controlled foreign corporation rules of the Code. U.S. Holders should consult their tax advisors regarding the potential application of these rules to their investment in ADSs. See Item 10.E. “Taxation” for a more detailed discussion.

We incur significant costs as a result of operating as a company that is publicly listed on both Nasdaq in the United States and Euronext Brussels in Belgium, and our management is required to devote substantial time to new compliance initiatives.

As a U.S. public company listed on Nasdaq, we incur legal, accounting, and other expenses that we did not previously incur. We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Nasdaq listing requirements and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company” and/or a foreign private issuer. The Exchange Act requires that, as a public company, we file annual, semi-annual and current reports with respect to our business, financial condition and result of operations. However, as a foreign private issuer, we are not required to file quarterly and current reports with respect to our business and results. We currently make annual and semi-annual reporting with respect to our listing on Euronext Brussels.

Moreover, these rules and regulations increase our legal and financial compliance costs and make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified senior management personnel or members for our board of directors.

However, these rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

Further, being a U.S. listed company and a Belgian public company with shares admitted to trading on Euronext Brussels impacts the disclosure of information and requires compliance with two sets of applicable rules. From time to time, this may result in uncertainty regarding compliance matters and result in higher costs necessitated by legal analysis of dual legal regimes, ongoing revisions to disclosure and adherence to heightened governance practices. As a result of the enhanced disclosure requirements of the U.S. securities laws, business and financial information that we report is broadly disseminated and highly visible to investors, which we believe may increase the likelihood of threatened or actual litigation, including by competitors and other third parties, which could, even if unsuccessful, divert financial resources and the attention of our management from our operations.

As a result of being a U.S. public company, we are subject to regulatory compliance requirements, including Section 404, and if we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud.

Pursuant to Section 404, our management is required to assess and attest to the effectiveness of our internal control over financial reporting in connection with issuing our consolidated financial statements as of and for each fiscal year. Section 404 also requires an attestation report on the effectiveness of internal control over financial reporting be provided by our independent registered public accounting firm beginning with our annual report following the date on which we are no longer an “emerging growth company”, which may be up to five fiscal years from the initial public offering of our ADSs.

The cost of complying with Section 404 significantly increases and management’s attention may be diverted from other business concerns, which could adversely affect our results. We may need to hire more employees in the future or engage outside consultants to comply with these requirements, which will further increase expenses. If we fail to comply with the requirements of Section 404 in the required timeframe, we may be subject to sanctions or investigations by regulatory authorities, including the SEC and Nasdaq. Furthermore, if we are unable to attest to the effectiveness of our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, and the market price of the ADSs could decline. Failure to implement or maintain effective internal control over financial reporting could also restrict our future access to the capital markets and subject each of us, our directors and our officers to both significant monetary and criminal liability. In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expense and a diversion of management’s time and attention from revenue generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business, financial position, results and prospects may be adversely affected.

If we fail to implement and maintain effective internal controls over financial reporting, our ability to produce accurate financial statements on a timely basis could be impaired.

We are subject to reporting obligations under U.S. securities laws and the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act requires that we include a report from management on the effectiveness of our internal control over financial reporting in our second annual report on Form 20-F after we become public. If we fail to implement and maintain adequate disclosure controls and procedures, our management may conclude that our internal control over financial reporting is not effective. This conclusion could adversely impact the market price of the ADSs due to a loss of investor confidence in the reliability of our reporting processes.

We are required to perform system and process evaluations and testing of our internal controls over financial reporting, to allow our management and our independent public registered accounting firm to report on the effectiveness of our internal control over financial reporting. In addition, our compliance with Section 404 of the Sarbanes-Oxley Act will require that we incur substantial accounting expense, expend significant management effort and we may need to hire additional accounting and financial staff with the appropriate experience and technical accounting knowledge, and compile the system and process documentation necessary to perform the evaluation needed to comply with Section 404 of the Sarbanes-Oxley Act. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404 of the Sarbanes-Oxley Act, or any subsequent testing by our independent registered public accounting firm, may reveal additional deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. We cannot assure you that there will not be additional material weaknesses or significant deficiencies in our internal control over financial reporting in the future.

If we are unable to conclude that our internal controls are effective or if we have material weaknesses, investors could lose confidence in the accuracy or completeness of our reported financial information, which could have a negative effect on the trading price of ADSs.

For as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We could be an “emerging growth company” for up to five years following the initial public offering of our ADSs. At the time when we are no longer an emerging growth company, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating. Our remediation efforts may not enable us to avoid a material weakness in the future. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur remediation costs. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

We may be subject to securities litigation, which is expensive and could divert management’s attention.

The market price of the ADSs may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

Investors resident in countries other than Belgium may suffer dilution if they are unable to participate in future preferential subscription rights offerings.

Under Belgian law and our constitutional documents, shareholders have a waivable and cancellable preferential subscription right to subscribe pro rata to their existing shareholdings to the issuance, against a contribution in cash, of new shares or other securities entitling the holder thereof to new shares, unless such rights are limited or cancelled by resolution of our general shareholders’ meeting or, if so authorized by a resolution of such meeting, our board of directors. The exercise of preferential subscription rights by certain shareholders not residing in Belgium (including those in the United States, Australia, Israel, Canada or Japan as a result of the offering and taking into account the current shareholding and international network of our current board of directors) may be restricted by applicable law, practice or other considerations, and such shareholders may not be entitled to exercise such rights, unless the rights and shares are registered or qualified for sale under the relevant legislation or regulatory framework. In particular, we may not be able to establish an exemption from registration under the U.S. Securities Act, and we are under no obligation to file a registration statement with respect to any such preferential subscription rights or underlying securities or to endeavor to have a registration statement declared effective under the U.S. Securities Act. Shareholders in jurisdictions outside Belgium who are not able or not permitted to exercise their preferential subscription rights in the event of a future preferential subscription rights, equity or other offering may suffer dilution of their shareholdings.

ADS holders may not be able to exercise their right to vote the ordinary shares underlying their ADSs.

ADS holders do not have the same rights as our shareholders. For example, ADS holders may not attend shareholders’ meetings or directly exercise the voting rights attaching to the ordinary shares underlying their ADSs. ADS holders may vote only by instructing the depositary to vote on their behalf. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, to vote or to have its agents vote the deposited ordinary shares as instructed by ADS holders. If we do not request the depositary to solicit ADS holders’ voting instructions, ADS holders can still send voting instructions, and, in that case, the depositary may try to vote as the ADS holder instructs, but it is not required to do so. Except by instructing the depositary as described above, ADS holders won’t be able to exercise voting rights unless the ADS holder surrenders the ADS holder’s ADSs and withdraw the ordinary shares. However, ADS holders may not know about the meeting enough in advance to withdraw the ordinary shares. We cannot assure ADS holders that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their ordinary shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that ADS holders may not be able to exercise voting rights and there may be nothing an ADS holder can do if the ADS holder’s ordinary shares are not voted as the ADS holder requested. In addition, ADS holders have no right to call a shareholders’ meeting.

Holders of ADSs may be subject to limitations on the transfer of their ADSs and the withdrawal of the underlying ordinary shares.

ADSs, which may be evidenced by American Depositary Receipts (“ADRs”), are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the deposit agreement, or for any other reason subject to a holder of ADSs’ right to cancel his or her ADSs and withdraw the underlying ordinary shares as specified in the deposit agreement. Temporary delays in the cancellation of ADSs and withdrawal of the underlying ordinary shares may arise because the depositary has closed its transfer books or we have closed our transfer books, in connection with voting at a shareholders’ meeting or we are paying a dividend on our ordinary shares. In addition, a holder of ADSs may not be able to cancel his or her ADSs and withdraw the underlying ordinary shares when he or she owes money for fees, taxes and similar charges and when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities. See Item 12.D. “American Depositary Shares.”

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiffs in any such action.

The deposit agreement governing the ADSs representing our ordinary shares provides that, to the fullest extent permitted by law, ADS holders, including holders who acquire ADSs in the secondary market, waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the U.S. Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.

If any owners or holders of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and the depositary. If a lawsuit is brought against either or both of us and the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have, including results that could be less favorable to the plaintiffs in any such action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any owner or holder of ADSs or by us or the depositary of compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

Takeover provisions in the national law of Belgium may make a takeover difficult.

Public takeover bids on our shares and other voting securities, such as warrants or convertible bonds, if any, are subject to the Belgian Act of April 1, 2007 on public takeover bids, as amended and implemented by the Belgian Royal Decree of April 27, 2007, or Royal Decree, and to the supervision by the Belgian Financial Services and Markets Authority, or FSMA. Public takeover bids must be made for all of our voting securities, as well as for all other securities that entitle the holders thereof to the subscription to, the acquisition of or the conversion into voting securities. Prior to making a bid, a bidder must issue and disseminate a prospectus, which must be approved by the FSMA. The bidder must also obtain approval of the relevant competition authorities, where such approval is legally required for the acquisition of our company. The Belgian Act of April 1, 2007 provides that a mandatory bid will be required to be launched for all of our outstanding shares and securities giving access to shares if a person, as a result of its own acquisition or the acquisition by persons acting in concert with it or by persons acting on their account, directly or indirectly holds more than 30% of the voting securities in a company that has its registered office in Belgium and of which at least part of the voting securities are traded on a regulated market or on a multilateral trading facility designated by the Royal Decree. The mere fact of exceeding the relevant threshold through the acquisition of one or more shares will give rise to a mandatory bid, irrespective of whether or not the price paid in the relevant transaction exceeds the current market price.

There are several provisions of Belgian company law and certain other provisions of Belgian law, such as the obligation to disclose important shareholdings and merger control, that may apply to us and which may make an unfriendly tender offer, merger, change in management or other change in control, more difficult. These provisions could discourage potential takeover attempts that third parties may consider and thus deprive the shareholders of the opportunity to sell their shares at a premium (which is typically offered in the framework of a takeover bid).

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We were incorporated on January 10, 2003 as a company with limited liability (naamloze vennootschap/société anonyme) incorporated and operating under the laws of Belgium. We are registered with the legal entities register (Liège) under enterprise number 0479.292.440. We were publicly listed on Euronext Brussels in June 2006. In October 2010 the Company’s name was changed from OncoMethylome Sciences SA to MDxHealth SA. We have two wholly owned subsidiaries: MDxHealth, Inc., a Delaware company incorporated in April 2003, and MDxHealth B.V., a Dutch company incorporated in September 2015.

Our headquarters and principal executive offices are located at CAP Business Center, Zone Industrielle des Hauts-Sarts, Rue d’Abhooz 31, 4040 Herstal, Belgium, our telephone number is +32 4 257 70 21 and our email is info@mdxhealth.com. Our website address is www.mdxhealth.com. The information contained on, or accessible through, our website is not incorporated by reference into this annual report, and you should not consider any information contained in, or that can be accessed through, our website as part of this annual report or in deciding whether to purchase ADSs.

Our capital expenditures for the years ended December 31, 2019, 2020 and 2021 amounted to $73,000, $540,000 and $1.2 million, respectively. These capital expenditures primarily consisted of laboratory equipment, information technology equipment, and leasehold improvements. To date, we have expensed all research and development costs as incurred, as we do not currently meet the conditions to capitalize expenditures on drug development activities, as provided in IAS 38 Intangible Assets. Our research and development costs for the years ended December 31, 2019, 2020 and 2021 amounted to $9.0 million, $4.5 million and $6.7 million, respectively. These research and development costs primarily consisted of expenses incurred in connection with the development of our pipeline products, such as labor costs (including salaries, bonuses, benefits, and stock-based compensation), reagents and supplies, clinical studies, outside services, patent expenses, depreciation of laboratory equipment, facility occupancy and information technology costs. We expect that our research and development expenses will increase in absolute dollars as we continue to develop additional products, however, we expect that these expenses will decrease as a percentage of revenue over the long term, though they may fluctuate as a percentage from period to period due to the timing and extent of these expenses. For the near future, our investments will mainly remain in the United States where our molecular laboratory facility is currently located.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. We also maintain a website at http://www.mdxhealth.com/. The reference to our website is an inactive textual reference only and the information contained in, or that can be accessed through, our website or any other website cited in this annual report is not a part of this annual report.

B. Business Overview

Overview

We are a commercial-stage precision diagnostics company committed to providing non-invasive, clinically actionable and cost-effective urologic solutions to improve patient care. Our novel prostate cancer genomic testing solutions, SelectMDx and ConfirmMDx, provide physicians with a clear clinical pathway to accurately identify clinically significant prostate cancer while minimizing the use of invasive procedures that are prone to complications. Our unique approach combines advanced clinical modeling with genomic data to provide each patient with a personalized cancer risk profile, which provides more accurate and actionable information than standard risk factors (e.g., PSA, DRE, age) used by clinicians. Our lead products address men at risk for developing prostate cancer. In addition, we are actively developing testing solutions to help with the management of men diagnosed with prostate cancer, with the goal to provide our clients with a menu of tools spanning the continuum of prostate cancer diagnosis and care. Our team’s collective decades of experience in precision diagnostics and our portfolio of novel biomarkers for diagnostic, prognostic and predictive molecular assays supports our active pipeline of new testing solutions for prostate and other urologic diseases.

Prostate cancer is presently the most common, and second deadliest, form of cancer in men. The broad adoption of PSA testing in the 1980s created a paradigm shift in men’s health, reducing the incidence of metastatic prostate cancers by more than 50%. However, widespread PSA testing also significantly increased the pool of symptomatic men, resulting in overdiagnosis, overtreatment, serious complications, and potential anxiety — triggering a retreat from standardized PSA screening — culminating with the U.S. Preventative Services Task Force’s (“USPSTF’s”) decision to recommend against all PSA screening in 2012. Following recommendations from clinicians and patient advocates together with building evidence of an uptick in metastatic prostate cancer incidence, the USPSTF softened its position in 2017, upgrading PSA screening for middle aged men. However, the USPSTF’s reversal left unresolved the clinical dilemma posed by the estimated pool of over ten million men living with an elevated PSA in the United States. Approximately 25 million PSA tests are performed each year, and over 15% of these reveal heightened PSA levels — leading to an estimated pool of over three million undiagnosed men informed each year of their heightened risk for prostate cancer based on elevated PSA test results and/or negative biopsy results. Other than repeated invasive needle biopsy procedures, these symptomatic men and their clinicians have limited tools to manage their cancer risk.

Our core testing solutions directly address this challenge. Since the commercial launch of ConfirmMDx in 2012 and SelectMDx in 2016, we have performed over 200,000 tests ordered by more than 1,000 practicing urologists in the United States. SelectMDx for Prostate Cancer (a liquid biopsy test for men being considered for their first prostate biopsy) and ConfirmMDx for Prostate Cancer (an epigenetic test for men post-prostate biopsy), are designed to (i) improve the early detection of clinically significant prostate cancer in at-risk men and (ii) reduce the unnecessary costs and patient anxiety associated with the diagnosis and treatment of the disease. Both tests have been included in the NCCN Guideline for the Early Prostate Cancer Detection. Both tests have also successfully completed formal technical assessment review for Medicare reimbursement and have received either a final or draft local coverage determination.

Building from the foundation of our complementary marketed products, we are committed to sustained growth, with our core management principles defined by a commitment to focus, commercial execution and operating discipline throughout our organization. While MDxHealth is domiciled and listed as a public company in Belgium, our primary commercial focus is in the United States, where over 95% of our tests are performed and revenues are generated. Our leadership change in 2019 and coincident organizational and operational discipline implemented throughout the MDxHealth group of companies has further focused our commitment to U.S.-sourced growth, with our entire executive management team and over 90% of staff based in or reporting to our U.S. laboratory and headquarters in Irvine, California.

We have established a systematic approach to commercializing our precision diagnostic solutions in our target markets in the United States, focusing on active engagement, education and market development directed toward health care professionals and their patients. Our commercial team is focused on prioritizing large and high-volume community urology centers, and on building long-standing relationships with key physicians and practice groups who have strong connections to the population of men who may be eligible for our solutions. Our ultimate goal is to support physicians using our tests through all aspects of the patient’s journey, starting from initial diagnosis through to advanced prostate cancer management. We also seek to build on our long-term partnerships with key opinion leaders (“KOLs”) and patient associations that are oriented towards the needs of our patients and customers. Our sales and marketing organization is focused on building physician awareness of the clinical and economic benefits provided by ConfirmMDx and SelectMDx through education of urologists and their clinical staff as well as pathology and laboratory staff, targeted KOL development and training, and development of tools for our customers to interact with patients and consumers (doctor-to-consumer education).

We generated total revenue of $11.8 million, $18.5 million and $22.2 million for the years ended December 31, 2019, 2020 and 2021, respectively. We also incurred net losses of $43.1 million, $28.7 million and $29.0 million for the years ended December 31, 2019, 2020 and 2021, respectively. We do not distinguish different business segments since most revenues are generated from clinical laboratory service testing, or the out-licensing of the Company’s patented DNA methylation platform and biomarkers. However, the Company does distinguish different geographical operating segments based on revenue since the revenues are generated both in United States of America and Europe. For the years ended December 31, 2019, 2020 and 2021, external customers in the United States accounted for 89%, 95% and 97% of our total revenue, respectively, and external customers in Europe accounted for the balance of revenue in such fiscal years.

Our Product Portfolio

Our core commercial tests address a substantial unmet clinical need in the prostate cancer diagnostic and treatment pathway. According to the American Cancer Society, prostate cancer is the most common, and second deadliest, form of cancer in males in the United States. Prior to the emergence of precision diagnostic solutions, existing diagnostic tests were critically flawed, with high false negatives and false positives, leading to costly and invasive diagnostic protocols and attendant complications. Approximately 25 million PSA tests are performed each year, and over 15% of those reveal heightened levels of PSA. An elevated PSA level can be caused by many different sources, the majority of which are not cancer. Current clinical guidelines suggest that men with an elevated PSA should be considered for a prostate biopsy, so that a pathologist can visually inspect the sampled tissue to identify any sign of malignancy. However, 60% of biopsies are negative, not revealing any cancer, and as many as a third of these negative biopsies are false negatives, providing limited comfort to patients and their physicians that cancer was not missed. The relatively modest sensitivity and specificity of these current standard-of-care tests and procedures has led to increased patient anxiety, potentially unnecessary, invasive and costly interventions, and increased complications and hospitalizations.

Upon a determination that a patient’s PSA level is elevated or an abnormal digital rectal exam result, our SelectMDx test — which is a noninvasive urine test with 95% NPV — can be used to help physicians determine whether a costly, painful and complication-prone needle-core biopsy is advisable. For those men who proceed to a biopsy procedure, our ConfirmMDx test — which measures biomarker signals in the same biopsied tissue examined by the pathologist — provides additional information to physicians and increases the accuracy of the biopsy, with a 96% NPV.

Our Competitive Strengths

We believe we have the following competitive strengths which underpin our commercial execution success and will position us for sustainable growth:

●	Targeted Menu Improving Prostate Cancer Diagnosis and Treatment. We offer a menu of tests that provide clinically actionable results for at-risk men who may or may not have prostate cancer. Collectively, SelectMDx and ConfirmMDx provide urologists with a clear clinical pathway to accurately identify clinically significant prostate cancer while minimizing the use of invasive procedures, improving health outcomes and significantly lowering costs to the healthcare system.

●	Strong Commercial Focus and Presence. We aim to increase adoption of our two commercial tests by leveraging our direct sales force in the United States to continue to market and sell to our urology-focused network. We have significant experience in building effective commercial teams consisting of sales reps, strategic account managers, and clinical liaisons led by a management team with a track record of success. In addition, our payor and reimbursement, revenue cycle management and client services groups provide expert support for our field sales team as well as our patients and customer base. We believe we can leverage these groups to explore additional opportunities for growth based on this commercial channel. Outside the United States we will continue to evaluate distribution partners to drive adoption in markets where our menu is best suited.

●	Commercial Channel Advantage. Building from the launch of our first commercial test in 2012, we have established MDxHealth as an industry leader in precision diagnostics for early prostate cancer detection. We intend to take advantage of our client relationships — urologists, pathologists, physicians assistants, nurses, office administrators — to support menu expansion and additional growth opportunities as appropriate and within our focus.

●	Compelling Reimbursement Strategy. Adoption of our ConfirmMDx test has been supported by its LCD issued via the Palmetto GBA-administered MolDX Program in 2014, its inclusion in the NCCN guidelines in 2016 and the European Association of Urology (EAU) guidelines in 2018, as well as consistent expansion of coverage by commercial payors. We expect our SelectMDx test to follow the same progress path of payor coverage by both Medicare and commercial payors, based on inclusion of the test in the NCCN guidelines in 2020. There is no guarantee that SelectMDx will receive a final LCD and there can be no assurance that Medicare coverage and reimbursement will be granted or, if granted, that it will be maintained.

●	Robust and Reliable Technology. We possess a proprietary intellectual property (“IP”) portfolio capable of advancing our diagnostic pathway in prostate cancer as well as high quality laboratory operations, including our CAP accredited, CLIA certified and New York State Department of Health (“NYSDOH”) approved molecular laboratory facility located at our U.S. headquarters in Irvine, California. We also have an extensive library of biomarkers which can be applied in additional urology and men’s health diagnostics.

●	Proven Leadership with Industry Expertise. Our management team members have proven track records of execution and value creation across medical devices, diagnostics and biotech. We believe we have built a culture of performance, responsibility and accountability — from research and development, to sales and marketing, and operations and management, we are committed to building value for all of our stakeholders, including patients, customers, employees and shareholders.

Our Strategy

Our ultimate goal with our core testing solutions is to take a prostate cancer patient from positive screen all the way through the diagnostic and therapeutic pathway of prostate cancer. As such, we are focused on continuing to drive adoption of our SelectMDx and ConfirmMDx tests and expand our product offerings. The key elements of our strategy include:

●	Physician and Patient Education. One important component of our efforts to successfully penetrate the urology market and promote clinical adoption of our SelectMDx and ConfirmMDx tests is to drive awareness of these tests. We educate physicians and patients through a variety of channels including by supporting clinical studies for the publication of peer reviewed journals and abstracts at key scientific conferences, forging relationships with the leading medical and scientific opinion leaders in urology, developing strategic partnerships with leading pathology laboratories with large urology client bases and via public relations and advertising campaigns.

●	Expand Test Menu. We intend to build on our leadership in the prostate cancer diagnostic space by expanding our menu of tests beyond SelectMDx and ConfirmMDx. We are currently developing additional products for the prostate cancer diagnostic and treatment pathway. Not all men diagnosed with localized prostate cancer benefit from intervention as some tumors are slow and non-life threatening. Our AS-MDx product candidate is intended to risk-stratify patients who may benefit from immediate intervention versus active surveillance. Patients under active surveillance are currently monitored by invasive and costly prostate biopsies. Our Monitor-MDx product candidate is intended to be a non-invasive alternative that risk stratifies patients for continued active surveillance versus intervention, which may also improve patient compliance with active surveillance protocols.

●	Expand Reimbursement. An important component of our commercial strategy is to expand reimbursement for our SelectMDx and ConfirmMDx tests. Our ConfirmMDx test has been covered by a Medicare MoIDX LCD since 2014. Although our SelectMDx test is not currently covered by Medicare, in May 2021 a draft foundational LCD supporting the clinical utility of this test was issued by the MoIDX Program which, if finalized, is expected to support Medicare coverage of both SelectMDx and ConfirmMDx for qualified Medicare patients throughout the United States. There is no guarantee that SelectMDx will receive a final LCD and there can be no assurance that Medicare coverage and reimbursement will be granted or, if granted, that it will be maintained. Our managed care team continues to pursue adoption of positive coverage and reimbursement policies and contracts by other payors. We believe the clinical utility and actionability of our ConfirmMDx and SelectMDx tests, combined with our experience and knowledge of the complex coverage and reimbursement landscape in the United States, will enable us to expand coverage and reimbursement of ConfirmMDx and SelectMDx among the commercial payor market. We continue to build upon our successful strategy, supported by governmental and commercial coverage policies, as a foundation to secure additional contracts from major payors.

Market Opportunity

Among U.S. males, prostate cancer is the most diagnosed cancer and the second leading cause of cancer death. According to the American Cancer Society, in 2022, over 260,000 men are expected to be diagnosed with prostate cancer in the United States, with more than 34,000 dying from the disease.

There are currently significant challenges with diagnosing prostate cancer in the United States. Approximately 25 million PSA tests are performed each year, and over 15% of those reveal heightened levels of PSA. Current clinical guidelines suggest that men with an elevated PSA should be considered for a prostate biopsy, so that a pathologist can visually inspect the sampled tissue to identify any sign of malignancy. However, 60% of biopsies are negative, not revealing any cancer, and as many as a third of these negative biopsies are false negatives, providing limited comfort to patients and their physicians that cancer was not missed.

The relatively modest sensitivity and specificity of these current standard-of-care tests and procedures has led to increased patient anxiety, potentially unnecessary, invasive and costly interventions, and increased complications and hospitalizations. Our suite of commercial products addresses these issues, presenting a substantial market opportunity. Based on the estimated 3 million men annually that demonstrate an elevated PSA level, and assuming average revenue per test of $500, management estimates the addressable market in the United States for the SelectMDx test at approximately $1.5 billion. Based on the estimated 300,000 men annually that receive a negative biopsy result, and assuming average revenue per test of $1,600, management estimates the addressable market in the United States for the ConfirmMDx test at approximately $500 million.

Commercial Products

SelectMDx for Prostate Cancer liquid biopsy assay

The current standard for prostate cancer screening is the PSA blood test. Unfortunately, the PSA is not specific to clinically significant prostate cancer — it is more of an indicator of prostate health. There are many factors such as benign prostatic hyperplasia (“BPH”), inflammation, prostatitis and a naturally occurring enlarged prostate that can cause an elevated PSA. In men with an elevated PSA level between 3-10 ng/mL, only 25-40% of biopsies reveal cancer — and the majority of these identified cancers are indolent. Also, following a prostate biopsy procedure, around 18% of men suffer complications (blood in urine) and around 3% are hospitalized for infection (sepsis). SelectMDx helps physicians determine if a patient is at higher or lower risk for prostate cancer and which men can safely avoid biopsy.

SelectMDx is a non-invasive urine test that measures the expression of two mRNA cancer-related biomarkers (HOXC6 and DLX1). The test provides binary results that, when combined with the patient’s clinical risk factors, help the physician determine whether:

●	The patient may benefit from a biopsy and early prostate cancer detection; or

●	The patient can avoid a biopsy and return to routine screening.

Men identified by the test as having a high likelihood of clinically significant cancer can, upon biopsy, be diagnosed and treated sooner, while men identified at very low risk may avoid biopsy.

The following chart depicts the functioning of the SelectMDx test:

Guidelines Inclusion

SelectMDx has been included in the NCCN Prostate Cancer Early Detection guidelines since 2020. NCCN is a non-profit alliance of the 31 leading cancer centers in the United States. SelectMDx has also been included in the European Association of Urology (EAU) Prostate Cancer guidelines since 2018.

Clinical Validation Studies

The use of SelectMDx as a predictive test to identify men at low risk for aggressive prostate cancer has been well validated in both scientific and clinical studies.

Results from the clinical validation study for SelectMDx confirmed its superior performance compared to other commonly used biomarker tests and risk calculators. The test’s NPV of 95% in the validation study means that if the test identifies a very low risk, the physician and patient can be 95% sure that a subsequent biopsy will not detect Gleason score ≥7 prostate cancer, information that may provide a level of confidence needed to avoid a biopsy. The test has a very high predictive accuracy (AUC 0.85) for high-grade prostate cancer, which is significantly better than the PCPT risk calculator version 2.

There are twelve published studies assessing the SelectMDx test and which together demonstrate its analytical validity, clinical validity, clinical utility and positive health economic outcomes. These studies, all of which have been published in peer-reviewed publications, evaluated more than 4,500 patients in the aggregate.

The following is a summary that highlights key findings from some of these studies.

●	Analytical validity. A study published in 2017 illustrated, in an independent laboratory, the performance characteristics and robustness of the SelectMDx mRNA assay, covering all aspects of analytical method validation including assay sensitivity, specificity, linearity, precision, repeatability and reproducibility using pre-specified acceptance criteria.

●	Clinical validity. In a study published in 2019, the SelectMDx test demonstrated an NPV of 95%. Urine samples were collected from 1,955 men from The Netherlands, France and Germany prior to an initial prostate biopsy. SelectMDx molecular biomarker results were combined with other risk factors in a clinical model optimized to detect International Society of Urological Pathology Grade Group 2 or greater prostate cancer in men. Results in the validation cohort were compared with the independent PCPT risk calculator version 2. The full validation cohort of 916 men including all prostate specific antigen levels yielded an AUC of 0.85 with 93% sensitivity, 47% specificity and 95% negative predictive value. The Prostate Cancer Prevention Trial Risk Calculator (“PCPTRC”) AUC was 0.76. In the 715-patient validation cohort, limited to subjects with PSA less than 10 ng/ml, the AUC was 0.82 with 89% sensitivity, 53% specificity and 95% negative predictive value. The PCPTRC AUC was 0.70.

●	Clinical utility. In a 2019 study, SelectMDx had a significant impact on initial prostate biopsy decision-making in a U.S. community urology setting. Biopsy rates in SelectMDx positive men were 5-fold higher than in SelectMDx negatives.

●	Health economic outcomes. A 2018 study demonstrated that routine use of the SelectMDx test to guide biopsy decision making improved health outcomes and significantly lowered costs in American men at risk for prostate cancer. Compared to the current standard of care, SelectMDx implementation would result in an average of 0.045 quality-adjusted life years (“QALYs”) gained at a cost savings of $1,694 per patient. Assuming approximately 300,000 men are biopsied each year, this translates to an incremental 14,000 QALYs gained at cost savings of $500,000 annually.

ConfirmMDx for Prostate Cancer epigenetic assay

Approximately 30% of men with a cancer-negative prostate biopsy actually have cancer. Prostate cancer is difficult to diagnose because it is both heterogenous and multi-focal. The standard of care for diagnosing prostate cancer is a transrectal ultrasound guided biopsy. However, this procedure samples less than 1% of the entire gland, leaving men at risk for undetected prostate cancer.

ConfirmMDx is a well-validated epigenetic test that guides the detection of occult prostate cancer on a patient’s previously biopsied negative tissue. The test can help urologists determine a man’s risk for harboring clinically significant prostate cancer despite having a cancer-negative biopsy result, and it has a number of unique features/advantages.

For patients with an initial negative biopsy, few options are currently available to guide a urologist in determining whether or when an additional biopsy procedure is warranted. Fear of occult (hidden) prostate cancer leads to additional procedures, leading many men to receive multiple follow-up biopsy procedures to rule out the presence of cancer.

The ConfirmMDx test addresses prostate biopsy sampling concerns, helping urologists to:

●	“Rule-out” men from undergoing potentially unnecessary repeat biopsies and screening procedures, helping to reduce complications, patient anxiety and excessive healthcare expenses associated with these procedures; and

●	“Rule-in” high-risk men with a previous negative biopsy result who may be harboring undetected cancer (false negative biopsy result) and therefore may benefit from a repeat biopsy and potentially treatment.

For men with a negative biopsy, independently published clinical studies have shown that the ConfirmMDx test is the most significant, independent predictor of prostate biopsy outcomes relative to other available clinical factors such as age, PSA and DRE results. Incorporating ConfirmMDx into clinical practice can reduce the number of unnecessary repeat biopsies, yielding clinical and economic value for healthcare providers, patients and payors. ConfirmMDx can aid urologists with patient management decisions regarding the need for follow-up testing and procedures with the identification of low-risk patients testing negative for DNA hypermethylation.

The use of ConfirmMDx for prostate cancer detection using methylation-specific PCR (MSP) and cancer-associated epigenetic biomarkers to improve upon histopathology has been well validated in both scientific and clinical studies. DNA methylation, the most common and useful measure of epigenetic abnormality testing, is responsible for the silencing of key tumor suppressor genes. DNA methylation biomarkers associated with prostate cancer have been extensively evaluated.

GSTP1 is a widely studied and reported epigenetic biomarker associated with prostate cancer diagnosis, encoding the glutathione S-transferase Pi 1 (GSTP1) protein involved in detoxification, due to its high sensitivity and specificity. Complementing GSTP1, methylation of the APC and RASSF1 genes is frequently found in prostate cancer, and these markers have demonstrated a “field effect” aiding in the identification of biopsies with false-negative histopathological results.

The epigenetic field effect is a molecular mechanism whereby cells adjacent to cancer foci can contain DNA methylation changes, which may be indistinguishable by histopathology, but detectable by MSP testing. The presence of epigenetic field effects associated with prostate cancer has been widely published and is the basis of activity for the ConfirmMDx assay to aid in the detection of occult prostate cancer on previously biopsied, histopathologically negative tissue.

The following image depicts how the ConfirmMDx test identifies false-negative biopsies:

ConfirmMDx Field Effect

Guidelines Inclusion

ConfirmMDx has been included in the NCCN Prostate Cancer Early Detection guidelines since 2016. NCCN is a non-profit alliance of the 31 leading cancer centers in the United States. ConfirmMDx has also been included in the EAU Prostate Cancer guidelines since 2018.

ConfirmMDx Clinical Validation Studies

The use of ConfirmMDx for prostate cancer detection to improve upon histopathology has been well validated in both scientific and clinical studies.

There are more than 55 published studies on the genes and technology used in the ConfirmMDx test. Among these, studies demonstrating the analytical validity, clinical validity, clinical utility and positive health economic outcomes of the ConfirmMDx test evaluated more than 1,200 patients in the aggregate.

The following is a summary that highlights key findings from some of these studies.

●	Analytical validity. A study published in 2012 illustrated the performance characteristics and robustness of the ConfirmMDx multiplex DNA methylation assay, covering the analytical method including assay sensitivity, specificity, linearity, precision, repeatability and reproducibility using pre-specified acceptance criteria.

●	Clinical validity. The clinical validity of the ConfirmMDx test has been demonstrated in two large, blinded clinical validation studies published in 2013 and 2014, yielding a NPV of ~90% for all prostate cancer, which is significantly higher (p < 0.001) than that afforded by standard histopathology review, as well as a NPV of 96% for clinically significant prostate cancer. Further, when compared to all pertinent risk factors for prostate cancer detection (patient’s age, serum PSA level, digital rectal exam (DRE), histopathological findings on the previous cancer-negative biopsy and the epigenetic assay), ConfirmMDx was shown to be the most significant, independent predictor for prostate cancer in a repeat biopsy with an odds ratio of 3.24 (and a p-value < 0.001). An additional clinical validity study published in 2017 demonstrated that the ConfirmMDx test improved the identification of African American men at risk for aggressive cancer missed by a prostate biopsy, with accuracy equivalent to prior studies in predominantly Caucasian populations.

●	Clinical utility. A 2014 study reported on the real-world use of the ConfirmMDx assay, demonstrating that the test impacts physician behavior. A very low rate of repeat biopsies (4.4%) was observed in the ConfirmMDx negative men, as compared to the expected 43% rate of repeat biopsy reported in a large population-based randomized trial sponsored by the National Cancer Institute.

●	Health economic outcomes. In a study published in 2013, a budget impact model developed to evaluate the effect of the ConfirmMDx assay on healthcare spending demonstrated significant potential healthcare savings associated with the reduction of repeat biopsies and complications avoided. Under the study’s model, utilization of ConfirmMDx would bring approximately $500,000 in annual savings per 1 million covered patients.

Addressing other urological unmet clinical needs

Urinary tract infections (“UTIs”) account for over 10 million clinic and ER visits every year. Up to 30% of UTIs are polymicrobial, driven by biofilm-producing bacteria. Traditional culture-only testing leaves clinicians with no more than a “mixed flora” result, and ultimately empirical treatment.

We seek to address this unmet clinical need with a non-invasive urine test that identifies and quantifies infectious bacteria and their antibiotics susceptibility to help ensure patients receive the correct diagnosis and treatment as quickly as possible. Our UTI solution is intended for prompt sample-to-answer results, combining molecular testing to identify and quantify each microbe with culture-based testing to look for in-vitro susceptibility. Our goal is to help pinpoint not only the offending organisms, regardless of how many are identified, but also the antibiotics capable of clearing the entire infection. We estimate the addressable market in the United States for UTI testing at approximately 2 million men annually, or $1 billion.

Pipeline

We intend to build on our leadership in the urologic diagnostic space by expanding our menu of tests beyond SelectMDx and ConfirmMDx. We are currently developing two additional products for the prostate cancer diagnostic and treatment pathway. Not all men diagnosed with localized prostate cancer benefit from intervention as some tumors are slow growing and non-life threatening. Our AS-MDx solution is intended to risk-stratify patients who may benefit from immediate intervention versus active surveillance. Patients under active surveillance are currently monitored by invasive and costly prostate biopsies. Our Monitor-MDx solution is being developed as a non-invasive alternative that risk stratifies patients for continued active surveillance versus intervention, which may also improve patient compliance with active surveillance protocols. We estimate the addressable market in the United States for the AS-MDx indication at approximately 134,000 men annually, or $134 million, and for the Monitor-MDx indication at approximately 1.5 million men annually, or $1.5 billion.

Active Surveillance (AS-MDx) for men with localized Prostate Cancer

In the United States, prostate cancer is the most frequently diagnosed cancer among men, with an estimated 268,490 new cases and 34,500 deaths in 2021. Despite its high prevalence, the five-year survival rate for men diagnosed with localized prostate cancer is nearly 100%. Definitive treatment by surgery or radiation carries significant risk of co-morbidities, and Active Surveillance (“AS”) in lieu of treatment has been increasingly adopted as an alternate care plan for patients with low-risk prostate cancer. To aid in the identification of candidates for AS, the NCCN Guidelines defines a series of Risk Groups based on clinical factors and pathologic features. However, prostate cancer is a heterogeneous disease with varying potential to progress to lethal forms, and clinical information available at the time of diagnosis may not provide an accurate assessment of the extent of the disease and/or its aggressiveness for all patients. There is an unmet need for better patient risk stratification in order to optimize disease management.

Our AS-MDx candidate is intended to improve the risk-stratification of men diagnosed with localized prostate cancer who are being considered for Active Surveillance in lieu of immediate treatment. AS-MDx is a nucleic acid amplification assay intended to provide clinically actionable information via a direct, cost-effective approach.

MonitorMDx for Men being considered for a Surveillance Biopsy

Men on Active Surveillance are monitored using PSA, MRI and periodic biopsies to determine if the prostate cancer has progressed and whether definitive treatment is appropriate. We are actively analyzing urine and blood biomarker panels with the goal of developing a non-invasive test for monitoring these patients. If MonitorMDx could allow physicians to forego or delay surveillance biopsy, the test would represent a significant business opportunity with little or no direct competition.

If these projects are successful, MDxHealth would have a full offering of biomarker-based prostate cancer tests from early detection to treatment and management. SelectMDx and ConfirmMDx would help determine which patients should (or should not) undergo a prostate biopsy. In the post-biopsy setting, AS-MDx and MonitorMDx would provide methods to identify and monitor patients who could choose Active Surveillance as a treatment option.

The figure below shows how AS-MDx and MonitorMDx would fit in the current standard of care pathways for management of men with localized prostate cancer.

Laboratory Operations

We currently process our SelectMDx and ConfirmMDx tests at our 32,379 square foot, CAP-accredited, CLIA-certified, and NYSDOH-approved molecular laboratory and office facility located at our U.S. headquarters in Irvine, California; through our 7,836 square foot diagnostic facilities in Nijmegen, The Netherlands; and through our 837 square foot, CLIA-certified laboratory facility in Plano, Texas. Our current clinical reference laboratory has excess processing expansion capacity with incremental increases in laboratory personnel and equipment, including expansion capacity for laboratory facilities. We believe that we currently have sufficient capacity to process all of our tests. We may require additional facilities in the future as we expand our business and believe that additional space, when needed, will be available on commercially reasonable terms.

Sales and Marketing

Our sales approach focuses on the clinical and economic benefits of our ConfirmMDx and SelectMDx tests as supported by peer-reviewed literature covering the clinical validation and utility of these tests. Our sales and marketing team include molecular diagnostic specialists, reimbursement account managers, clinical liaisons and client service personnel. Sales personnel are primarily field based, client service and marketing personnel are primarily based in our California headquarters.

Our sales team is trained to address the clinical, economic and reimbursement questions associated with selling the ConfirmMDx and SelectMDx tests. Our sales force focuses on educating its primary and secondary clientele, which consists of urologists and their clinical staff, including nurses, laboratory and pathology personnel, finance administrators and billing personnel, and secondarily the pathology and laboratory staff who fulfil test requests on behalf of their clinician clients. Our current urology sales force consists of direct sales representatives, strategic account managers and regional sales managers.

Our sales efforts are directed towards increasing adoption and utilization of our tests in clinical practice. The strategy entails:

●	working with community-based, large group practices and academic urologists to educate them on the clinical and economic benefits provided by ConfirmMDx and SelectMDx;

●	nurturing and strengthening relationships with key thought leaders in urology;

●	supporting ongoing collaborations with leading universities and research institutions that have generated clinical validation data supporting ConfirmMDx and SelectMDx; and

●	encouraging ongoing exploration and studies of expanded indications for the tests.

Successful penetration of the urology market and clinical adoption of our ConfirmMDx and SelectMDx tests has been achieved with a multi-faceted approach to build brand recognition and raise awareness of the tests. Our efforts and programs include sharing information with leaders in the medical community on a national and regional scale, supporting clinical studies for the publication of peer reviewed journals and abstracts at key scientific conferences, development of tools for our customers to interact with patients and consumers (doctor-to-consumer education), providing support to patient advocacy groups like Prostate Conditions Education Council, developing strategic partnerships with leading pathology laboratories with large urology client bases, participation in industry trade shows and the implementation of public relations, media and advertising campaigns.

Reimbursement

Reimbursement of our tests by third-party payors is essential to our commercial success. Payment for our testing services may come from, in some cases:

●	third-party payors that provide health care coverage to the patient (e.g., commercial health insurance companies or managed care organizations);

●	federal health care programs, such as Medicare, state Medicaid programs, the Department of Defense and Veterans Affairs hospitals in the United States;

●	other government agencies or laboratories that order the testing service; and

●	patients in cases where the patient has no insurance or coverage benefit, is underinsured or has insurance with cost sharing benefits whereby the insurance covers a percentage of testing costs, and the patients are responsible for a co-payment, co-insurance and/or deductible amount.

Reimbursement for diagnostic tests furnished to Medicare beneficiaries (typically patients aged 65 or older) is typically based on a fee schedule set by CMS, a division of the HHS. As a Medicare-enrolled laboratory based in California, we bill Noridian Healthcare Solutions Noridian, and we are subject to Noridian’s local coverage and reimbursement policies. Noridian participates in MolDX, administered by Palmetto GBA, which handles technical assessments for U.S. laboratories that perform molecular diagnostic testing. In 2014, we obtained a positive Medicare LCD under the MoIDX Program, which provides coverage and reimbursement for ConfirmMDx testing of Medicare beneficiaries throughout the United States.

However, Medicare does not currently provide coverage or reimbursement for the SelectMDx test. In early 2019, we submitted clinical and outcomes data on our SelectMDx test to the MoIDX Program as part of a technical assessment process seeking Medicare coverage. In August 2019, the MoIDX Program issued a positive draft LCD recommending coverage for the SelectMDx test. Following recent communications with the MAC representatives of the MolDX Program in 2020 related to the retirement of the previously issued draft LCD, we were asked to and have submitted an update to the SelectMDx technical assessment under the MoIDX Program for Medicare coverage of SelectMDx. On May 21, 2021, the MoIDX Program issued a draft foundational LCD identifying data that supports the clinical utility of SelectMDx. This draft foundational LCD, if finalized, is expected to support Medicare coverage and reimbursement for SelectMDx testing for qualified Medicare patients throughout the United States. The final determination with respect to Medicare coverage and reimbursement of the SelectMDx test therefore remains pending, and there can be no assurance that such coverage and reimbursement will be granted or, if granted, that it will be maintained, nor is any particular reimbursement rate guaranteed.

We believe the clinical utility and actionability of our ConfirmMDx and SelectMDx tests, combined with our experience and knowledge of the complex coverage and reimbursement landscape in the United States will enable us to expand coverage and reimbursement of ConfirmMDx and SelectMDx among the commercial payor market. We continue to build upon our successful strategy, using our Medicare LCD for ConfirmMDx and existing commercial payor contracts as a foundation to secure additional contracts from major payors.

Where there is a payor policy or contract in place, we bill in accordance with the terms of that policy or contract. Where there is no payor policy or contract in place, we pursue third-party reimbursement on behalf of each patient on a case-by-case basis. Our efforts on behalf of these patients involve a substantial amount of time and expense, and bills may not be paid for many months, if at all. Furthermore, if a third-party payor denies coverage after final appeal, it may take a substantial amount of time to collect from the patient, if we are able to collect at all.

Materials Needed for Our Laboratory Services

In connection with our role as a CLIA-certified provider of laboratory services, we assist healthcare providers with certain logistics related to the collection and return of samples for testing.

The overall process of testing with ConfirmMDx and SelectMDx requires items and services, the majority of which are sourced from multiple suppliers. Certain of the consumable supplies and reagents used in our testing process are procured from a limited number of suppliers, some of which are single source. In addition, we rely on a limited number of suppliers, or in some cases a single supplier (for example, for the automation of our deparaffination steps for the ConfirmMDx test), for certain equipment with which we perform testing services. To date, we have acquired all of our equipment and the majority of our materials on a purchase order basis, and we generally do not have language included in contracts with our suppliers and manufacturers that commit them to supply equipment and materials to us.

Competition

The molecular diagnostics field is characterized by rapid technological changes, frequent new product introductions, changing customer preferences, emerging competition, evolving industry standards, reimbursement uncertainty and price competition. Moreover, the molecular diagnostics field is intensely competitive both in terms of service and price, and continues to undergo significant consolidation, permitting larger clinical laboratory service providers to increase cost efficiencies and service levels, resulting in more intense competition.

The market for assessing men at risk for prostate cancer is large. As a result, this market has attracted competitors, some of which possess substantially greater financial, selling, logistical and laboratory resources, more experience in dealing with third-party payors, and greater market penetration, purchasing power and marketing budgets, as well as more experience in providing diagnostic services. Some companies and institutions are developing liquid biopsy (blood and urine)-based tests and diagnostic tests based on the detection of proteins, mRNA, nucleic acids or the presence of fragments of mutated genes that are associated with prostate cancer. These competitors could have technological, financial, reputational, and market access advantages over us.

In regard to our SelectMDx for Prostate Cancer test, several directly competitive products are currently commercially available. In 2014, OPKO Health, a NYSE listed company, launched the 4Kscore test, a blood based 4-plex test which combines the results of the blood test with clinical information in an algorithm that calculates a patient’s percent risk for aggressive prostate cancer prior to an initial or repeat biopsy (no previous diagnosis of prostate cancer). The 4Kscore test received marketing approval from the FDA in December 2021. OPKO Health, a NYSE listed company, operates one of the largest clinical laboratories in the United States. The 4Kscore test competes directly with SelectMDx. In 2016, ExosomeDx launched the ExoDx (Intelliscore), a urine-based test designed to assess a whether a patient presenting for an initial or repeat biopsy is at greater risk for high-grade prostate cancer. The ExoDx test competes directly with SelectMDx. In 2018, Bio-Techne Corporation, a large U.S.-based, diversified life sciences company, acquired the ExoDx test. In addition to the ExoDx and the 4Kscore tests, the Prostate Health Index test (“phi score”) offered by Beckman Coulter, competes directly with the SelectMDx test. In addition, each of these tests may also provide a competitive advantage since, unlike the SelectMDx test, they do not require a digital rectal procedure as part of their specimen collection process. Each of OPKO Health, ExosomeDx and Beckman Coulter have greater resources and a significantly larger sales and marketing teams than MDxHealth. As a result of these significantly greater resources, these competitors are able to make larger investments into the tests they produce and the sales and marketing of these tests, which may cause us to lose market share.

In regard to our ConfirmMDx for Prostate Cancer test, several competitive products are currently commercially available. Both the 4Kscore test, offered by OPKO Health, and the ExoDx (Intelliscore) test offered by ExosomeDx, compete with the ConfirmMDx test. Offered at a lower price point, both the 4Kscore and ExoDx tests offer a competitive price advantage over the ConfirmMDx test. In addition, both the 4Kscore test and the PCA-3 test from Hologic, a urine-based test, are on the U.S. market as an FDA approved tests, which may be perceived as providing a competitive advantage since the ConfirmMDx for Prostate Cancer test is not FDA approved. The PCA-3 test is intended for the same patient population as ConfirmMDx for Prostate Cancer, but its performance has only been established in men who were already recommended by urologists for repeat biopsy.

In addition to competitive products, the ConfirmMDx and SelectMDx tests also face competition from multiparametric MRI (“mpMRI”), a clinical diagnostic imaging procedure available to and used by physicians for many years, which focuses on visual tissue analysis. The mpMRI procedure can visually reveal potential locations of abnormal and potentially cancerous prostate tissue characteristics that distinguish tumors from healthy tissue. The visual aspect of diagnostic imaging may feel more accessible and be considered preferable by some physicians over molecular analysis, and there likely is an economic incentive for some physicians to earn a professional fee from the performance of mpMRI procedures. It may be difficult to change the methods or behavior of physicians to incorporate our testing solutions into their practices in conjunction with, or instead of, mpMRI clinical diagnostic imaging procedures. In addition, companies developing or offering capital equipment or point-of-care kits to physicians represent another source of potential competition. These devices are used directly by the physicians or their institutions, which can facilitate adoption.

Intellectual Property

Our intellectual property and its protection are crucial to the operation of our business. We are committed to developing and protecting our intellectual property and, where appropriate, filing patent applications or securing licenses to patents to protect our technology. We rely on a combination of patent, copyright, trademark and other agreements with employees and third parties to establish and protect our proprietary intellectual property rights. We also rely upon trade secret laws to protect unpatented know how and continuing technological innovation. However, trade secrets can be difficult to protect, and do not provide protection against a third party independently discovering or recreating the information for which trade secret protection is claimed. We seek to protect our proprietary unpatented technology, know how, algorithms and processes, in part, by entering into confidentiality agreements with our employees, consultants, scientific advisors and contractors and limit access to, and distribution of, our proprietary information. We also require our officers, employees and consultants to enter into standard agreements containing provisions requiring confidentiality of proprietary information and assignment to us of all inventions made during the course of their employment or consulting relationship. We also enter into nondisclosure agreements with our commercial counterparties and limit access to, and distribution of, our proprietary information. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems.

We believe that our patent portfolio places us in a competitive position in the realm of molecular cancer diagnostics. We own or hold exclusive rights to a range of issued and pending patents in multiple countries worldwide covering our epigenetic and molecular tests and associated biomarkers, their methods of use and any other inventions that are important to the development of our business. Many of our commercially important technology and inventions are in-licensed from academic and commercial collaborators. Through our internal R&D programs, together with our NXTGNT (Epi)genomics research joint-venture with University of Gent and other academic and commercial collaborations, we continue to be at the forefront of researching and understanding the link between cancer and methylation (epigenetics), and how this link can be translated into meaningful clinical molecular diagnostic products and services. We consider patent protection of the technologies, on which our products are based, to be a key factor to our success.

Our intellectual property portfolio is managed by an in-house intellectual property team, which works in close collaboration with qualified external patent attorneys both in Europe and the United States. As of December 31, 2021, we own or have exclusive rights to more than 22 patent families related to our molecular technology and cancer-specific biomarkers. Specifically, there are 116 granted or pending patent applications in this group comprised of 16 issued or allowed U.S. patents, 12 pending U.S. provisional or non-provisional applications, 51 pending international patent applications filed under the Patent Cooperation Treaty (“PCT”) and 40 granted or allowed patents in jurisdictions outside the United States, including Japan, Canada, Israel and the major European countries. Our issued U.S. patents expire at various times between 2024 and 2036. Of these issued patents, two cover intellectual property used in our ConfirmMDx test, one of which expires in November 2022 and the other of which expires in 2024, and one covers intellectual property used in our SelectMDx test which expires in 2036. When these patents expire other companies will no longer be prohibited from incorporating the subject intellectual property into competing tests they may seek to develop. Nevertheless, given the significant unpatented proprietary and confidential intellectual property that we have developed and that is used in our ConfirmMDx and SelectMDx tests, together with the clinical performance characteristics reported in published clinical studies that are specific to these branded tests, we believe there will be significant barriers to any competitors’ ability to use such previously patent-protected intellectual property to develop competitive tests.

In most countries in which we file, our patents have a life of 20 years from the date of the filing of the nonprovisional application. In the United States, a patent’s term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the USPTO in granting a patent, or may be shortened if a patent is terminally disclaimed over an earlier-expiring patent. The expected expiration dates listed above assume that no terminal disclaimers will be filed. A patent term can also be lengthened in certain countries, including the United States, under circumstances where there is a delay associated with approval from a governmental regulatory agency.

We may in the future receive notices of claims of infringement and misappropriation or misuse of other parties’ proprietary rights and may from time to time receive additional notices. Assertions of misappropriation, infringement or misuse, or actions seeking to establish the validity of our patents could materially or adversely affect our business, financial condition and results of operations.

Collaboration and License Agreements

Collaborative research agreements and clinical research agreements

We have entered into agreements with universities, medical centers and external researchers for research and development work and for the validation of our technology and products. These agreements typically have durations of one to three years. However, our NXTGNT (Epi)genomics research joint-venture with University of Gent has continued for nearly a decade. In certain circumstances, we pay fixed fees to the collaborators and in exchange typically receive access and rights to the results of the work. MDxHealth has collaborated on research and clinical development with a number of the world’s leading academic and government cancer research institutes. These important relationships have provided us with additional resources and expertise for clinical marker validation as well as access to patient samples for testing.

Commercial and intellectual property licensing agreements

We have entered into numerous agreements with universities and companies for in-licensing intellectual property. These agreements typically require us to pay an up-front fee, annual maintenance fees and/or minimum annual royalty fees, legal fees related to the patents, and certain milestone and royalty fees if the patents are eventually used in a commercialized product. In addition, we must provide the licensor with periodic reports.

In particular, we are party to an Amended and Restated Exclusive License Agreement with The Johns Hopkins University through which we hold an exclusive license to intellectual property that is used in our ConfirmMDx test. Pursuant to this agreement, we made upfront license fee payments of $10,000 in each of 2004 and 2005, and we are obligated to pay a mid-single-digit royalty rate on our net sales of ConfirmMDx (with minimum annual royalties of $5,000). Unless earlier terminated in accordance with the agreement, the agreement will remain in effect until the last of the licensed patents expires in 2024. The agreement contains customary termination provisions which, among other things, permit termination in the event of material uncured breaches.

In regard to our developed tests, we have entered into a range of marketing and sales arrangements with commercial entities. These important relationships provide us with additional resources and infrastructure to expand the geographic reach and awareness of our solutions, primarily in relation to the ConfirmMDx and SelectMDx tests. Our marketing partners include Laboratory Corporation of America (LabCorp), Inform Diagnostics (InformDx) and Poplar Healthcare.

Government Regulations

Certain of our activities are subject to regulatory oversight by CMS pursuant to CLIA, as well as agencies in various states, including New York. We are subject to many other federal, state and foreign laws, including anti-fraud and abuse, anti-kickback and patient privacy. Failure to comply with applicable requirements can lead to sanctions, including withdrawal of products from the market, recalls, refusal to authorize government contracts, product seizures, exclusion from participation in federal and state healthcare programs, civil money penalties, injunctions, and criminal prosecution.

Laboratory Certification, Accreditation, and Licensing

We are also subject to U.S. and state laws and regulations regarding the operation of clinical laboratories. CLIA requirements and laws of certain states, including those of California, New York, Maryland, Pennsylvania and Rhode Island, impose certification requirements for clinical laboratories, and establish standards for quality assurance and quality control, among other things. CLIA provides that a state may adopt different or more stringent regulations than federal law and permits states to apply for exemption from CLIA if the state’s laboratory laws are equivalent to or more stringent than CLIA. For example, the State of New York’s clinical laboratory regulations, which have received an exemption from CLIA, contain provisions that are in certain respects more stringent than federal law. Therefore, as long as New York maintains a licensure program that is CLIA-exempt, we will need to comply with New York’s clinical laboratory regulations in order to offer our clinical laboratory products and services in New York.

Our U.S. laboratory facilities in Irvine, California and Plano, Texas are certified under CLIA. Clinical laboratories are subject to inspection by regulators and to sanctions for failing to comply with applicable requirements. Sanctions available under CLIA and certain state laws include prohibiting a laboratory from running tests, requiring a laboratory to implement a corrective plan, and imposing civil monetary penalties. If we fail to meet any applicable requirements of CLIA or state law, that failure could adversely affect any future CMS consideration of our technologies, prevent their approval entirely, and/or interrupt the commercial sale of any products and services and otherwise cause us to incur significant expense.

HIPAA and Other Privacy Laws

The Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act (“HIPAA”) established comprehensive protection for the privacy and security of health information. The HIPAA standards apply to three types of organizations, or “Covered Entities”: (1) health plans, (2) healthcare clearinghouses, and (3) healthcare providers that conduct certain healthcare transactions electronically. Covered Entities and their business associates must have in place administrative, physical, and technical standards to guard against the misuse of individually identifiable health information. As a clinical laboratory that engages in HIPAA-covered standard transactions, we are a Covered Entity subject to regulation under HIPAA. We have implemented privacy and security policies and procedures, provided required training to our personnel, and ensure that we enter into Business Associate Agreements with our vendors who have access to our protected health information. Penalties for violations of HIPAA include civil money and criminal penalties.

HIPAA establishes a federal “floor” with respect to privacy, security, and breach notification requirements and does not supersede any state laws insofar as they are broader or more stringent than HIPAA. Numerous state and certain other federal laws protect the confidentiality of health information and other personal information, including but not limited to state medical privacy laws, state laws protecting personal information, state data breach notification laws, state genetic privacy laws, human subjects research laws and federal and state consumer protection laws. These additional federal and state privacy and security-related laws may be more restrictive than HIPAA and could impose additional penalties. For example, the Federal Trade Commission uses its consumer protection authority under Section 5 of the Federal Trade Act to initiate enforcement actions in response to alleged privacy violations and data breaches. California recently enacted the California Consumer Privacy Act (“CCPA”), which went into effect on January 1, 2020. The CCPA, among other things, creates new data privacy obligations for covered companies and provides new privacy rights to California residents, including the right to opt out of certain disclosures of their information. The CCPA also creates a private right of action with statutory damages for certain data breaches, thereby potentially increasing risks associated with a data breach. California recently amended and expanded the CCPA through another ballot initiative, the California Privacy Rights Act (CPRA), passed on November 3, 2020. It remains unclear what, if any, additional modifications will be made to the CPRA by the California legislature or how it will be interpreted. In addition to California, other states have strengthened their data security laws and others are indicated their intention to do so as well. Virginia also enacted a comprehensive data privacy and security law, the Virginia Consumer Data Protection Act, on March 2, 2021, to go into effect on January 1, 2023. We expect that other states will follow with their own comprehensive data privacy legislation as well. Our activities must therefore comply with these other applicable privacy laws, which impose further restrictions on the access, use and disclosure of personal information. Further, we are required to comply with international personal data protection laws and regulations, including the European Union’s General Data Protection Regulation (“GDPR”). The GDPR is a prescriptive, detailed regulation that provides extensive powers to public authorities to sanction and stop use of personal data. While companies are afforded some flexibility in determining how to comply with the GDPR’s various requirements, the GDPR has and will continue to require significant effort and expense to ensure compliance. All of these laws may impact our business and may change periodically, which could adversely affect our business operations. Our failure to comply with these privacy laws or significant changes in the laws restricting our ability to obtain stool, tissue, blood, and other patient samples and associated patient information could significantly impact our business and our future business plans, including potentially a temporary inability to provide tests to patients in the European Union.

In Vitro Regulation

Under current law, in vitro diagnostics that the FDA regulates as medical devices must undergo premarket review prior to commercialization, unless the device is exempt from such review. The particular premarket requirements that must be met to market a medical device in the United States will depend on the classification of the device under FDA regulations. Medical devices are categorized into one of three classes, based on the degree of risk they present. Devices that pose the lowest risk are designated as Class I devices; devices that pose moderate risk are designated as Class II devices and are subject to general controls and special controls; and the devices that pose the highest risk are designated as Class III devices and are subject to general controls and premarket approval. As a CLIA-certified laboratory, we offer our SelectMDx and ConfirmMDx testing services as LDTs, and we may seek to commercialize future testing services in development as LDTs. LDTs are generally defined as clinical laboratory tests that are developed and validated by a laboratory for its own use. Historically, the FDA has exercised enforcement discretion and not required approvals or clearances for many LDTs (as that term is viewed and defined by the FDA, which is the subject of interpretation) that are regulated under CLIA, and has not required laboratories that offer LDTs consistent with FDA’s interpretation to comply with the FDA requirements for medical devices, such as registration, device listing, quality systems regulations, premarket clearance or premarket approval, and post-market controls.

Regulatory jurisdiction over LDTs has historically been greatly disputed. For many years, the FDA has expressed its position through a range of guidance documents and precedent provided through enforcement action. The FDA has issued documents outlining its intent, at various times, to require varying levels of heightened FDA oversight of many laboratory tests that have traditionally been offered as LDTs, including categories that would include our tests. Additionally, in recent years, Congress has introduced two draft bills: the VALID Act and the VITAL Act of 2021. While we cannot predict whether the either VALID Act or the VITAL Act as proposed, or any modified version of either act will be enacted into law, it is expected that some form of the acts will be incorporated into a broader health care legislative package. It is unknown at this time whether legislation will be enacted impacting LDTs, or whether in the interim the FDA may take a more aggressive enforcement approach toward certain laboratory testing. Legal, regulatory, and policy developments may materially impact our ability to develop and commercialize testing services as LDTs, including without limitation our SelectMDx and ConfirmMDx tests.

Until regulatory requirements suggested by the FDA or required by any new legislation are phased in, we do not consider our current LDTs to require FDA filings or clearance or approval before launch and we will continue to follow the CLIA certification and inspection pathway.

If the new requirements are phased in or if we elect to develop IVDs, our future offerings may require a 510(k) submission or a Premarket Approval (“PMA”) application to the FDA. In a 510(k) submission, the device sponsor must demonstrate that the new device is “substantially equivalent” to a predicate device in terms of intended use, technological characteristics, and performance testing. A 510(k) requires demonstration of substantial equivalence to another device that is legally marketed in the United States. Substantial equivalence means that the new device is at least as safe and effective as the predicate. A device is substantially equivalent if, in comparison to a predicate it (a) has the same intended use as the predicate and has the same technological characteristics as the predicate; or (b) has the same intended use as the predicate, has different technological characteristics, and the information submitted to the FDA does not raise new questions of safety and effectiveness, and is demonstrated to be at least as safe and effective as the legally marketed predicate device.

A claim of substantial equivalence does not mean the new and predicate devices must be identical. Substantial equivalence is established with respect to intended use, design, energy used or delivered, materials, chemical composition, manufacturing process, performance, safety, effectiveness, labeling, biocompatibility, standards, and other characteristics. A device may not be marketed in the United States until the submitter receives a letter declaring the device substantially equivalent. If the FDA determines that a device is not substantially equivalent, the applicant may resubmit another 510(k) with new data, or request a Class I or II designation through the FDA’s de novo process that allows a new device without a valid predicate to be classified into Class I or II if it meets certain criteria, or file a reclassification petition, or submit a PMA.

Manufacturers of medical devices must comply with various regulatory requirements under the FDCA and regulations thereunder, including, but not limited to, quality system regulations, unless they are exempt, facility registration, product listing, labeling requirements, and certain post-market surveillance requirements. Entities that fail to comply with FDA requirements can be liable for criminal or civil penalties, such as recalls, detentions, orders to cease manufacturing, and restrictions on labeling and promotion, among other potential sanctions.

The regulatory review and approval process for medical devices can be costly, timely, and uncertain. This process may involve, among other things, successfully completing additional clinical trials and submitting a premarket clearance notice or filing a premarket approval application with the FDA. If premarket review is required by the FDA, there can be no assurance that our tests will be cleared or approved on a timely basis, if at all. In addition, there can be no assurance that the labeling claims cleared or approved by the FDA will be consistent with our current claims or adequate to support continued adoption of and reimbursement for our products. Ongoing compliance with FDA regulations could increase the cost of conducting our business, subject us to FDA inspections and other regulatory actions, and potentially subject us to penalties in the event we fail to comply with such requirements.

Federal and State Fraud and Abuse Laws

False Claims and Overpayments

We are subject to numerous federal and state fraud and abuse laws, including the federal False Claims Act. Many of these fraud and abuse laws are broad in scope, and, at least with respect to the state laws, neither the courts nor relevant government agencies have extensively interpreted these laws. Prohibitions under some of these laws include:

●	the submission of false claims or false information to government programs,

●	the retention of any overpayments received from governmental payors,

●	deceptive or fraudulent conduct,

●	excessive or unnecessary services or services at excessive prices, and

●	defrauding commercial health insurers.

We may be subject to substantial penalties for violations of these fraud and abuse laws, including denial of payment and refunds or recoupments, suspension of payments from Medicare, Medicaid or other federal health care programs, and exclusion from participation in federal and state health care programs, as well as civil monetary and criminal penalties and imprisonment. Numerous federal and state agencies enforce the fraud and abuse laws. In addition, commercial insurers may also bring private actions. In some circumstances, private whistleblowers are authorized to bring lawsuits on behalf of the government against providers and are entitled to receive a portion of any final recovery.

In addition, amendments to the federal False Claims Act (“FCA”) impose severe penalties for the knowing and improper retention of overpayments collected from governmental payors. Within sixty (60) days of identifying and quantifying an overpayment, a provider is required to notify CMS or the relevant MAC of the overpayment (and the reason for it) and to return the overpayment; failure to do so may result in a separate basis for liability under the FCA. These amendments could subject our procedures for identifying and processing payments to greater scrutiny. Overpayments may occur from time to time in the healthcare industry without any fraudulent intent. For example, overpayments may result from mistakes in reimbursement claim forms or from improper processing by governmental payors. We maintain protocols intended to identify any overpayments and to make timely refunds as appropriate. From time to time, we have identified overpayments and made appropriate refunds to government payors.

To avoid liability, we must carefully and accurately code claims for reimbursement, proactively monitor the accuracy and appropriateness of Medicare claims and payments received, diligently investigate any credible information indicating that we may have received an overpayment, and promptly return any overpayments.

Federal and State “Self-Referral” and “Anti-Kickback” Restrictions

If we or our operations are found to be in violation of applicable laws and regulations prohibiting improper referrals for healthcare items or services, we may be subject to penalties, including civil and criminal penalties, damages, fines, exclusion from participation in U.S. federal or state healthcare programs, and the curtailment or restructuring of our operations.

Anti-Kickback Statute

The federal Anti-Kickback Statute prohibits persons from knowingly and willfully soliciting, receiving, offering, or paying remuneration, directly or indirectly, to induce either the referral of an individual, or the furnishing, recommending, or arranging for an item or service, for which payment may be made under a federal health care program, such as the Medicare and Medicaid programs, unless an exception or “safe harbor” applies. The term “remuneration” is not defined in the federal Anti-Kickback Statute and has been broadly interpreted to include anything of value, including for example, gifts, discounts, the furnishing of supplies or equipment, credit arrangements, payments of cash, waivers of payment, ownership interests and providing anything at less than its fair market value. Sanctions for violations of the federal Anti-Kickback Statute may include imprisonment and other criminal penalties, civil monetary penalties, and exclusion from participation in federal health care programs. Further, the Affordable Care Act made clear that claims for items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil FCA. Further, the Affordable Care Act made clear that claims for items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil FCA. Many states have also adopted laws similar to the federal Anti-Kickback Statute, some of which are not limited in application to only items or services reimbursable by federal health care programs, and do not contain identical safe harbors.

In addition to the Anti-Kickback Statute, in October 2018, Congress enacted the Eliminating Kickbacks in Recovery Act of 2018 (“EKRA”) as a component of the Substance Use-Disorder Prevention that Promotes Opioid Recovery and Treatment for Patients and Communities Act. EKRA is an anti-kickback law similar to the federal Anti-Kickback Statute that, subject to several exceptions, makes it a criminal offense to pay any remuneration to induce referrals to, or in exchange for, patients using the services of a recovery home, a substance use clinical treatment facility, or laboratory. Although it appears that EKRA was intended to reach patient brokering and similar arrangements to induce patronage of substance use recovery and treatment, the language in EKRA is broadly written and can apply to laboratory services covered under public or private payor arrangements. That said, an interpretation of EKRA that prohibits certain incentive compensation payments to sales employees or other forms of remuneration that would otherwise be permissible under a safe harbor to the federal Anti-Kickback Statute would directly conflict with the intent of the federal Anti-Kickback Statute and regulations and would prohibit a number of practices that are common throughout the industry. Significantly, EKRA permits the DOJ to issue regulations clarifying EKRA’s exceptions or adding additional exceptions, but no such regulations or applicable guidance have yet been issued.

Medicare Physician Self-Referral Law

The federal Physician Self-Referral Law, commonly referred to as the “Stark Law”, prohibits, subject to certain exceptions, physicians from making a referral to an entity for certain “designated health services” or “DHS” payable by Medicare if the physician, or an immediate family member of the physician, has a direct or indirect financial relationship (including ownership interests and compensation arrangements) with the entity. The Stark Law also prohibits such an entity from presenting or causing to be presented a claim to Medicare for DHS provided pursuant to a prohibited referral, and provides that certain collections related to any such claims must be refunded in a timely manner. The Stark Law is a strict liability statute and therefore, any referrals for Medicare DHS pursuant to a financial relationship that does not meet an exception will be nonpayable and subject to refund to Medicare. In addition, any Medicare “overpayment” (that is, Medicare funds to which a person is not entitled) must be returned within 60 days of identification — or risk liability under the FCA’s “obligation” provision. Therefore, claims relating to Stark Law violations must be timely refunded to Medicare or we would risk liability under the federal FCA. Violations of the Stark Law can also result in civil penalties and federal health care program exclusions for knowing violations and civil monetary assessments of up to three times the amount claimed. Although the Stark Law is drafted to apply only to Medicare claims, the DOJ has taken the position that it applies to Medicaid claims under an extension of the federal FCA and several courts, including courts in Florida and Texas, have agreed. In addition, there are comparable state laws, some of which apply to all payors (not just Medicare), and do not contain identical exceptions to the Stark Law.

Compliance with federal fraud and abuse laws such as the Anti-Kickback Statute and the Stark Law involve constant monitoring for regulatory changes, agency and court interpretations, and revisiting of arrangements based on new interpretations or clarifications, all of which will require ongoing compliance costs. In addition, these laws and their exceptions and safe harbors are complex and clear interpretations are not always available. Despite our best efforts to comply, we cannot guarantee that a government agency will necessarily agree with our interpretations or that one or more of our arrangements will not be subject to challenge, nor can we provide any assurance that they will not have an adverse effect on our business, financial condition, results of operations, and cash flows. Any action against us for violation of these or similar foreign laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business.

Sunshine Act

In 2010, Congress enacted the Physician Payments Sunshine Act (“Sunshine Act”), which aims to promote transparency around financial relationships between physicians, teaching hospitals and certain life sciences industry manufacturers. The Sunshine Act requires manufacturers of drugs, devices, biologicals, and medical supplies covered by Medicare, Medicaid, or the Children’s Health Insurance Program to report annually to CMS any payments or other transfers of value made to healthcare providers and teaching hospitals, unless an exception applies. Manufacturers must also disclose to CMS any healthcare provider ownership or investment interests. Some states have similar transparency laws. Although we do not consider our laboratory services to be covered devices under the Sunshine Act, the laws and regulations are continually evolving and in the future we could be required to comply with transparency requirements in the future, or we could otherwise be subject to scrutiny for the nature and amount of our payments and transfers of value in the healthcare industry.

International

When marketing our tests outside of the United States, we are subject to foreign regulatory requirements governing human clinical testing, export of tissue, marketing approval for our products, and performance and reporting of tests in each market. These requirements vary by jurisdiction, differ from those in the United States, and may require us to perform additional pre-clinical or clinical testing. In many countries outside of the United States, coverage, pricing, and reimbursement approvals are also required in order for our tests to be made available to patients in substantial volume.

Many countries in which we offer our tests have anti-kickback regulations prohibiting providers, as well as medical and in vitro diagnostic device manufacturers, from offering, paying, soliciting, or receiving remuneration, directly or indirectly, or providing a benefit to a healthcare professional in order to induce business that is reimbursable under any national healthcare program. In situations involving healthcare providers employed by public or state-funded institutions or national healthcare services, violation of the local anti-corruption or anti-gift laws may also constitute a violation of the U.S. Foreign Corrupt Practices Act (“FCPA”).

The FCPA prohibits any U.S. individual, business entity, or employee of a U.S. business entity from offering or providing, directly or through a third party, including the distributors we rely on in certain markets, anything of value to a foreign government official with corrupt intent to influence an award or continuation of business or to gain an unfair advantage, whether or not such conduct violates local laws. In addition, it is illegal for a company that reports to the Securities and Exchange Commission (“SEC”) to have false or inaccurate books or records or to fail to maintain a system of internal accounting controls. We are also required to maintain accurate information and control over sales and distributors’ activities that may fall within the purview of the FCPA, its books and records provisions, and its anti-bribery provisions.

Other Laws

Occupational Safety and Health

In addition to its comprehensive regulation of health and safety in the workplace in general, the Occupational Safety and Health Administration has established extensive requirements aimed specifically at laboratories and other healthcare-related facilities. In addition, because our operations require employees to use certain hazardous chemicals, we also must comply with regulations on hazard communication and hazardous chemicals in laboratories. These regulations require us, among other things, to develop written programs and plans, which must address methods for preventing and mitigating employee exposure, the use of personal protective equipment, and training.

Specimen Transportation

Our commercialization activities subject us to regulations of the Department of Transportation, the U.S. Postal Service, and the Centers for Disease Control and Prevention that apply to the surface and air transportation of clinical laboratory specimens.

C. Organizational Structure

MDxHealth SA is a company with limited liability (naamloze vennootschap/société anonyme) incorporated and operating under the laws of Belgium.

The following chart shows our organizational structure as of December 31, 2021:

Subsidiary Name	Jurisdiction of Organization	Ownership & Voting Interest Held by MDxHealth SA
MDxHealth Inc	Delaware	100% (held directly)
MDxHealth BV	The Netherlands	100% (held directly)
MDxHealth Servicelab BV	The Netherlands	100% (held through MDxHealth BV)
MDxHealth Research BV	The Netherlands	100% (held through MDxHealth BV)

D. Property, Plant and Equipment

We process SelectMDx and ConfirmMDx tests and conduct research and development at our 32,379 square foot U.S. headquarters and laboratory facility in Irvine, California pursuant to a lease that is currently scheduled to expire in 2026. This laboratory facility is certified pursuant to CLIA and accredited by CAP. We also maintain a small laboratory facility in Plano, Texas. This laboratory facility is certified pursuant to CLIA.

Our headquarters is located in the CAP Business Center, Herstal, Belgium.

We maintain offices and a laboratory facility located in Nijmegen, The Netherlands, where we process our SelectMDx test and conduct research and development at our 7,836 square foot laboratory and office facility pursuant to a lease that is currently scheduled to expire in 2027.

We believe that our existing facilities are adequate for our near-term needs, and we believe that suitable additional or alternative office and manufacturing space will be available as required in the future on commercially reasonable terms.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion of our operating and financial review and prospects in conjunction with our audited consolidated financial statements and the related notes thereto included elsewhere in this annual report. In addition to historical information, the following discussion and analysis contains forward-looking statements that reflect our current plans, estimates, expectations and beliefs and involve risks and uncertainties. Our actual results and the timing of events could differ materially from those anticipated in the forward-looking statements as a result of various factors. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this annual report, particularly in sections titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

Overview

We are a commercial-stage precision diagnostics company committed to providing non-invasive, clinically actionable and cost-effective urologic solutions to improve patient care. Our novel prostate cancer genomic testing solutions, SelectMDx and ConfirmMDx, provide physicians with a clear clinical pathway to accurately identify clinically significant prostate cancer while minimizing the use of invasive procedures that are prone to complications.

We have experienced net losses and significant cash used in operating activities since inception in 2003. To date, our primary sources of capital have been public offerings of our ordinary shares and American Depository Shares and private placements, debt financing agreements, and revenue from the sale of our products. Since inception, we have raised equity financing of approximately $340 million. As of December 31, 2021, we had cash and cash equivalents of $58.5 million, long-term loans and borrowings of $7.7 million and an accumulated deficit of $244.3 million. During the years ended December 31, 2019, 2020 and 2021, we generated revenue of $11.8 million, $18.5 million and $22.2 million, respectively, with a net loss of $43.1 million, $28.7 million and $29.0 million, respectively.

Management expects the Company to continue to incur net losses and have significant cash outflows for at least the next twelve months. While these conditions, among others, could raise doubt about our ability to continue as a going concern, these consolidated financial statements have been prepared assuming that the Company will continue as a going concern. This basis of accounting contemplates the recovery of our assets and the satisfaction of liabilities in the normal course of business. A successful transition to attaining profitable operations is dependent upon achieving a level of positive cash flows adequate to support the Company’s cost structure.

Financial Operations Overview

Revenues and Other Income

Revenues

The majority of our revenue is derived from laboratory services for our ConfirmMDx and SelectMDx tests, with revenue recognized at a point in time when control of the services has transferred to the customer. This is generally when the test results are delivered to the customer. We derive a small amount of additional revenue from license fees, royalties and government grants.

A large portion of our revenues are either derived from Medicare, which has set a fixed price pursuant to a Local Coverage Determination (LCD) for the Company’s ConfirmMDx test, or are established with reference to the Medicare fixed price level. Therefore, the amount of revenue recognized from Medicare (as well certain contracted commercial insurance companies) for ConfirmMDx is determined by reference to a fixed price pursuant to the LCD. For reimbursement claims made to other commercial insurance companies, where there is no certainty of the amount that will be paid for services rendered, the Company uses historical collection data — on an individual payor basis — to estimate its future collection and corresponding revenues that should be recognized for each of our testing solutions.

We analyze historical collection data on a monthly basis and make monthly adjustments to our estimates. In accordance with IFRS 15, revenue is recognized where such a variable consideration is included in the transaction price only to the extent that it is highly probable that the amount of revenue recognized will not be subject to significant future reversals as a result of subsequent re-estimation. When historical collection data is insufficient to estimate future collections, recognize revenue on a cash basis, meaning that revenues will not be recognized until actual cash payment is received from the payor.

Cost of Goods & Services Sold

Cost of goods sold includes the cost of materials, labor (including salaries, bonuses, and benefits), transportation, collection kits, and allocated overhead costs associated with processing samples. Allocated overhead costs include depreciation of laboratory equipment, facility occupancy and information technology costs. Costs associated with processing samples are expensed when incurred, regardless of the timing of revenue recognition. As such, cost of goods and related volume does not always trend in the same direction as revenue recognition.

Gross Profit and Gross Margin

We calculate gross profit as revenue less cost of goods & services sold, and gross margin as gross profit divided by revenue. Our gross margin has and will continue to be affected by a variety of factors, primarily average selling prices and ordering volumes. We expect our gross profit to increase in the foreseeable future as our revenue grows, our average selling price improves — based on broader commercial coverage for our tests — and as we take advantage of economies of scale as we grow test volume.

Operating Expenses

Research and Development Expenses

Research and development expenses consist of costs incurred for the development of our products. These expenses consist primarily of labor costs (including salaries, bonuses, benefits, and stock-based compensation), reagents and supplies, clinical studies, outside services, patent expenses, depreciation of laboratory equipment, facility occupancy and information technology costs. Research and development expenses also include costs associated with assay improvements and automation workflow for our current suite of products. We expense our research and development expenses in the period in which they are incurred.

We expect that our research and development expenses will increase in absolute dollars as we continue to develop additional products, however, we expect that these expenses will decrease as a percentage of revenue over the long term, though they may fluctuate as a percentage from period to period due to the timing and extent of these expenses.

Sales and Marketing Expenses

Our sales and marketing expenses are expensed as incurred and include costs associated with our sales organization, including our direct clinical sales force and sales management, medical affairs, client services, marketing and managed care, as well as technical lab support and administration. These expenses consist primarily of labor costs (including salaries, bonuses, benefits, and stock-based compensation), customer education and promotional expenses, market analysis expenses, conference fees, travel expenses and allocated overhead costs.

While there are no immediate plans to grow the size of our commercial organization, our sales and marketing expenses may increase in absolute dollars as we increase our marketing activities to drive further awareness and adoption of our products. However, we expect that these expenses will decrease as a percentage of revenue over the long term, though they may fluctuate as a percentage from period to period due to the timing and extent of these expenses.

General and Administrative Expenses

Our general and administrative expenses include costs for certain executives, accounting and finance, legal, revenue cycle management, information technology, human resources, and administrative functions. These expenses consist primarily of labor costs (including salaries, bonuses, benefits, and stock-based compensation), professional service fees such as consulting, accounting, legal, general corporate costs, and public-company costs associated with our European listing, as well as allocated overhead costs (rent, utilities, insurance, etc.).

We expect that our general and administrative expenses will continue to increase in absolute dollars primarily due to increased headcount (some of it related to volume, such as revenue cycle management) and costs associated with operating as a public company, including expenses related to legal, accounting, regulatory, tax, maintaining compliance with exchange listing in both Belgium (EURONEXT) and the United States (NASDAQ) and requirements of the SEC, director and officer insurance and investor relations.

Other Operating Income/Expenses

Other operating income/expense is comprised of grant income, fair-value adjustment of loan facility, revaluation of the contingent consideration related to the acquisition of NovioGendix in 2015, and goodwill impairment, if any. We do not expect the revaluation of the contingent consideration to be a significant source of income or expense going forward.

Financial Income/Expenses

Financial income/expense is comprised of interest income/expense, as well as foreign exchange gain/loss and other financial gain/loss. Interest income consists primarily of interest earned on our deposits. Our interest income has not been significant to date and we do not expect it to be significant in the future. Our interest expense is primarily related to our long-term debt facility with Kreos Capital in the amount €9.0 million, or approximately $10.2 million.

Foreign exchange gains/losses are derived from our operating in two different currencies (Euro and U.S. dollar) for our European and U.S. operations. These gains and losses are not expected to be significant and we maintain reserves in both currencies to offset extreme fluctuations in the dollar/euro exchange rate.

Other financial loss is derived from accrued interest charges on the fair value of the NovioGendix contingent liability.

A. Operating results

Comparison of the years ended as of December 31, 2021 and 2020

Our results of operations for the years ended as of December 31, 2021 and 2020 are summarized in the tables below:

	Year Ended December 31,		Year-Over-Year Change
(in Thousands)	2021	2020	$	%
Services	$21,937	$18,064	$3,873	21%
Licenses	250	250	—	—
Royalties and other revenues	52	146	(94)	(64)
Revenues	22,239	18,460	3,779	20
Cost of goods & services sold	(11,675)	(10,416)	1,259	12
Gross Profit	10,564	8,044	2,520	31
Research and development expenses	(6,673)	(4,543)	(2,130)	47
Selling and marketing expenses	(17,744)	(16,752)	(992)	6
General and administrative expenses	(14,149)	(13,990)	(159)	1
Other operating income, net	1,161	118	1,043	884
Operating loss	(26,841)	(27,123)	282	(1)
Financial income	11	4	7	175
Financial expense	(2,172)	(1,543)	(629)	41
Loss before income tax	(29,002)	(28,662)	(340)	1
Income tax	—	—	—	—
Loss for the year	(29,002)	(28,662)	(340)	1

Earnings per share attributable to parent (EPS)
Basic and Diluted,	(0.24)	(0.34)	0.1	(29)

Revenue

Revenue increased $3.8 million, or 20% for the year ended December 31, 2021, compared to the year ended December 31, 2020, due an increase in our test volumes and average selling price.

For the year ended December 31, 2021 and 2020, ConfirmMDx accounted for 91% and 94% of total revenue, respectively.

Cost of Goods & Services Sold

Cost of revenue increased $1.3 million, or 12% for the year ended December 31, 2021 compared to the year ended December 31, 2020, primarily as a result of the increase in unit volumes, however, gross margins increased from 43.6% for the year ended December 31, 2020 to 47.5% for the year ended December 31, 2021, a 390 basis-point improvement primarily due to the increase in our average selling price.

Research and Development Expenses

Research and development expenses increased $2.1 million, or 47% for the year ended December 31, 2021, compared to the year ended December 31, 2020, primarily due to increased expenses associated with our pipeline products.

Selling and Marketing Expenses

Selling and marketing expenses increased $1.0 million, or 6%, for the year ended December 31, 2021, compared to the year ended December 31, 2020, primarily due to increased activity in 2021 versus 2020, which was the first year of the COVID-19 pandemic.

General and Administrative Expenses

General and administrative expense increased $0.2 million, or 1% for the year ended December 31, 2021, compared to the year ended December 31, 2020, primarily due to an increase in professional fees and insurance expenses associated with our U.S. listing on the Nasdaq Stock Market.

Other Operating Income, net

Other operating income, net was comprised of grant income in the U.S. and The Netherlands as well as the revaluation of the contingent consideration related to the acquisition of NovioGendix in 2015. The increase of $1.0 million for the year ended December 31, 2021 versus the prior year period was primarily related to $659,000 grant income from the U.S. Department of Health and Human Services as well as a $382,000 grant from the Dutch government NOW grants.

Financial Income/Expense

Financial income was comprised of interest income from deposits. Financial expense is primarily comprised of interest expense on our long-term debt facility as well as interest charges on lease liabilities. Financial expenses increased by $0.6 million, or 41% primarily related to interest charges recognized on leases under IFRS 16.

For the Years Ended December 31, 2020 and 2019

The following table summarizes our results of operations for the periods presented below:

	Year Ended December 31,		Year-Over-Year Change
(in Thousands)	2020	2019	$	%
Services	$18,064	$11,443	$6,621	58%
Licenses	250	250	—	—
Royalties and other revenues	146	92	54	59
Revenues	18,460	11,785	6,675	57
Cost of goods & services sold	(10,416)	(11,755)	1,339	(11)
Gross Profit	8,044	30	8,014	*
Research and development expenses	(4,543)	(8,997)	4,454	(50)
Selling and marketing expenses	(16,752)	(17,809)	1,057	(6)
General and administrative expenses	(13,990)	(15,196)	1,206	(8)
Other operating income (expense), net	118	(1,197)	1,315	(110)
Operating loss	(27,123)	(43,169)	16,046	(37)
Financial income	4	10	(6)	(60)
Financial expense	(1,543)	(516)	(1,027)	199
Loss before income tax	(28,662)	(43,675)	15,013	(34)
Income tax	—	575	(575)	(100)
Loss for the year	(28,662)	(43,100)	14,438	(33)

Earnings per share attributable to parent (EPS)
Basic and Diluted	(0.34)	(0.69)	0.35	(51)

*	Greater than 1,000%

Revenue

Revenue increased $6.7 million, or 57%, for the year ended December 31, 2020 compared to the year ended December 31, 2019, primarily due to a change in accounting estimates which negatively affected 2019 revenues by $10.1 million, partially offset by a decrease in revenues attributable to the negative impact of the COVID-19 pandemic on our operations, affecting our billable unit volumes for our ConfirmMDx and SelectMDx tests, which declined 18% and 39% respectively, for the year ended December 31, 2020 compared to the year ended December 31, 2019. During the fourth quarter of 2019, and based on current and historical collections data available at the time, we updated certain assumptions to our estimates, primarily related to management’s decision to reduce the amount of time we carry accounts receivable from 24 months to 12 months, which negatively affected 2019 revenues by $10.1 million.

For the years ended December 31, 2020, and 2019, ConfirmMDx accounted for 94% and 93% of total revenue, respectively.

Cost of Goods & Services Sold

Cost of revenue decreased $1.3 million, or 11%, for the year ended December 31, 2020, compared to the year ended December 31, 2019, primarily as a result of the declines in unit volumes, which were impacted by the COVID-19 pandemic.

Research and Development Expenses

Research and development expenses decreased $4.5 million, or 50%, for the year ended December 31, 2020, compared to the year ended December 31, 2019, primarily due to an impairment loss in 2019 of intangible assets in the amount of $5.1 million, related to purchase price paid for the acquisition of MDxHealth BV in September 2015 and the associated development costs of AssureMDx. A further impairment loss in the amount of $0.3 million was recorded in 2020 for the previously acquired intellectual property.

Excluding these impairment losses, research and development expenses increased by $0.4 million, or 11%, primarily due a change in presentation of patent expenses which were recorded as part of research and development expenses in 2020, previously under general and administrative expenses in 2019.

Selling and Marketing Expenses

Selling and marketing expense decreased $1.1 million, or 6%, for the year ended December 31, 2020, compared to the year ended December 31, 2019, primarily due to a reduction in marketing and travel expenses of $1.9 million as a result of the COVID-19 pandemic travel restrictions, partially offset by an increase of $0.7 million in personnel costs due to salesforce realignment and turnover in 2019.

General and Administrative Expenses

General and administrative expense decreased $1.2 million, or 8%, for the year ended December 31, 2020 compared to the year ended December 31, 2019, primarily due to a $1.0 million reduction in professional fees as well as a reduction of $0.9 million in patent expenses which were recorded as part of research and development expenses in 2020, previously under general and administrative expenses in 2019, partially offset by an increase of $0.7 million in personnel costs due to increased headcount and benefit costs.

Other Operating Income/Expenses

Other operating income/expenses were comprised of the revaluation of the contingent consideration related to the acquisition of NovioGendix in 2015. Other operating income, net, increased by $1.3 million, primarily due to goodwill impairment in the prior year.

Financial Income/Expense

Financial income was comprised of interest income from deposits. Financial expense was comprised of interest expense on our long-term debt facility, foreign exchange gains and losses and other financial losses. Financial expense, increased by $1.0 million, or 199%, due to interest expenses on our long-term debt facility of $10.2 million with Kreos Capital which was entered into during the fourth quarter of 2019.

B. Liquidity and Capital Resources

We have incurred net losses in each quarter since our inception. For the years ended December 31, 2021, 2020 and 2019, we incurred a net loss of $29.0 million, $28.7 million and $43.1 million respectively. We expect to continue to incur significant expenses for the foreseeable future and to incur operating losses in the near term while we make investments to support our anticipated growth.

As of December 31, 2021, we have been financed primarily through net proceeds of approximately $350 million from the sale of our equity securities and long-term debt facilities. Our primary source of cash from operations is cash receipts on accounts receivable from our revenue. As of December 31, 2021, we had cash and cash equivalents of $58.5 million and an accumulated deficit of $244.3 million.

Our primary uses of cash are to fund operating expenses, service debt and acquire equipment. Cash used to fund operating expenses excludes the impact of non-cash items such as depreciation and stock-based compensation and is impacted by the timing of when we pay our operating expenses as reflected in the change in our outstanding accounts payable and accrued expenses. Debt service primarily consists of interest payments on our outstanding debt. Acquisitions of property and equipment primarily consist of purchases of laboratory equipment.

In September 2019, we entered into a senior secured loan agreement with Kreos Capital in the amount of €9.0 million ($10.2 million), which was amended in October 2020 and April 2021. The main characteristics of the loan agreement are:

●	Balance: As of December 31, 2021, the outstanding balance on the loan agreement was €9.0 million ($10.2 million). In addition, in connection with the facility, a drawdown fee of €630,000 ($713,538) was due to Kreos Capital which was not payable in cash but remained outstanding as a “convertible loan” (the “Initial Convertible Loan”).

●	Term: Prior to our November 2021 initial public offering of ADSs in the United States we were required to make monthly interest-only payments on the loan through January 2022 and, thereafter, through maturity, we were required to make monthly interest and principal payments. Pursuant to a provision in the loan documents, as a result of the successful completion of the initial public offering, the interest only period was extended through July 2022. As of August 2022 until maturity we are required make monthly interest and principal payments. The loan matures in October 2023.

●	Interest: The loan accrues interest at a rate of 9.5% per annum.

●	End-of-loan payment: Upon final repayment of the loan, an end-of-loan payment equal to €585,000 will be due to Kreos Capital.

●	Initial Convertible Loan: The Initial Convertible Loan does not accrue interest and is not required to be repaid. The Company will not have the right to prepay or otherwise terminate the Initial Convertible Loan. The Initial Convertible Loan expires on the earlier of (i) the tenth anniversary of the drawdown of the loan (i.e., November 1, 2029) and (ii) the sale of the entire issued share capital of MDxHealth (the “Expiration Date”).

●	Conversion of the Initial Convertible Loan: Upon the Expiration Date, the convertible loan will convert automatically into ordinary shares. Prior to the Expiration Date, Kreos Capital may at any time convert the convertible loan into new ordinary shares at its election. Upon conversion of the Initial Convertible Loan, the relevant shares of MDxHealth will be valued at €0.85 per share.

●	Cancellation of the Initial Convertible Loan: In lieu of converting the Initial Convertible Loan, Kreos Capital may instead cancel the convertible loan at any time (but before the Expiration Date) after the earlier to occur of (i) a repayment or prepayment in full of the loan, and (ii) sale of the entire issued share capital of MDxHealth. In such case, Kreos Capital will be paid an amount equal to 150% of the principal amount of the Initial Convertible Loan.

●	Additional convertible amounts: In the framework of amendments to the loan after the initial signing date, it has been agreed that an additional €180,000 ($203,868) of the loan will be convertible into shares of MDxHealth at a 25% premium to the 30-day volume weighted average price immediately prior to signing the amendment of October 19, 2020 (i.e., €0.95) (rounded) and €202,500 ($229,352) of the loan will be convertible into shares of MDxHealth at a 25% premium to the 30-day volume weighted average price ten days prior to signing the amendment of April 19, 2021 (i.e., €1.41) (rounded). These amounts form part of the loan and are thus subject to the amortization schedule and the voluntary prepayment provisions of the loan agreement. If exercised, these amounts will be reduced from the principal amount due under the loan agreement.

In April 2020, the Company, through its U.S. subsidiary, MDxHealth Inc., entered into a “Paycheck Protection Program” (PPP) loan with the U.S. Small Business Administration (SBA) in the amount of $2,316,000 as part of the U.S. Coronavirus Aid, Relief, and Economic Security (CARES) Act. The loan has a term of five years and carries an interest rate of 1.0% per year. Payments on the loan are deferred for the first eighteen months following disbursement of the loan, with principal and interest payments beginning on the nineteenth month. Interest on the loan continues to accrue during the eighteen-month deferment period. Cash proceeds from the loan were received in July 2020. Of the 2.3 million PPP loan, $2.3 million and $1.6 million has been recorded as long-term debt on the company’s consolidated balance sheet as of December 31, 2020, and December 31, 2021, respectively.

Funding Requirements

As of December 31, 2021, we had cash and cash equivalents of $58.5 million. Based on our current business plan, we estimate that our current cash and cash equivalents and our anticipated cash flows generated from sales of our products, will be sufficient to meet our anticipated cash requirements over at least the next 12 months from the date of this annual report. We may consider raising additional capital to expand our business, to pursue strategic investments, to take advantage of financing opportunities or for other reasons. As a result of our expected revenue growth, we expect our accounts receivable and inventory balances to increase. Any increase in accounts receivable and inventory may not fully cover corresponding increases in accounts payable and accrued expenses, which could result in greater working capital requirements. We have based these estimates on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect.

Until such time, if ever, as we can generate revenue to support our cost structure, we expect to finance our operations through equity offerings or debt financings, or other capital resources, including potentially collaborations or licensing arrangements. The sale of equity and convertible debt securities may result in dilution to our shareholders and the terms of these securities could provide for rights, preferences or privileges senior to those of our common stock. The terms of debt securities issued or borrowings pursuant to a credit agreement could impose significant restrictions on our operations. If we raise funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or products or grant licenses on terms that are not favorable to us. Additional capital may not be available on reasonable terms, or at all.

Our ability to generate sufficient revenue to achieve profitability will be heavily dependent on the successful commercialization of our currently marketed products and our anticipated future products, as well as obtaining favorable reimbursement. We anticipate that a substantial portion of our capital resources and efforts in the foreseeable future will be focused on the commercialization of our existing products and the development of future products.

Our operating results may fluctuate significantly from period to period, depending on the timing of our planned development activities, clinical studies, and the growth of our sales and marketing activities. We expect our expenses will increase substantially for the foreseeable future as we:

●	attract, hire and retain qualified personnel;

●	continue to develop additional products and generate any evidence required to support expanded reimbursement of our products;

●	expand our sales force and territories and increase our marketing activities to drive further awareness and adoption of our products;

●	protect and defend our intellectual property;

●	invest in processes, infrastructure to support the growth of our business; and

●	operate as a dual-listed public company.

The table below summarizes our cash flows information for the years ended December 31, 2021 and 2020.

	For the year ended December 31,
(in Thousands)	2021	2020
Net cash used in operations	$(22,548)	$(20,244)
Net cash used in investing activities	(885)	(537)
Net cash from financing activities	66,498	14,290
Effects of exchange rate changes	(520)	394
Change in cash and cash equivalents	$42,545	$(6,097)

Net cash used in operations was $22.5 million for year ended December 31, 2021, compared to $20.2 million for the year ended December 31, 2020. The increase of cash used in operations of $2.3 million was primarily due to negative variation in our working capital.

Net cash from investing activities for the year ended December 31, 2021, was $0.9 million compared to $0.5 million for the year ended December 31, 2020. The increase in net cash from investing activities related to purchases of property, plant, and equipment during 2021.

Net cash from financing activities for year ended December 31, 2021, was $66.5 million compared to $14.3 million for the year ended December 31, 2020. Cash from financing activities for the year ended December 31, 2021 were primarily from an equity financing of €25.0 million ($30.4 million) in gross proceeds by means of a private placement of 27,777,777 new shares (being approximately 30.63% of the Company’s outstanding shares at the time) at an issue price of €0.90 per share through an accelerated bookbuild offering as well as from an initial public offering in the United states of 3,750,000 ADSs (representing 37,500,000 ordinary shares, being approximately 32% of the Company’s outstanding shares at the time) for gross proceeds of $45.0 million. Cash from financing activities for the year ended December 31, 2020, were primarily from an equity investment in the Company by MVM V LP and MVM GP (No.5) LP, funds managed by MVM Partners LLP (collectively “MVM”) of $13.7 million as well as proceeds of $2.3 million from the “Paycheck Protection Program” (PPP) loan with the U.S. Small Business Administration (SBA) as part of the U.S Coronavirus Aid, Relief, and Economic Security (CARES) Act.

Cash Flows

The table below summarizes our cash flows information for the years ended December 31, 2020 and 2019.

	For the year ended December 31
(in Thousands)	2020	2019
Net cash used in operations	$(20,244)	$(22,289)
Net cash used in investing activities	(537)	(73)
Net cash from financing activities	14,290	17,965
Effects of exchange rate changes	394	244
Change in cash and cash equivalents	$(6,097)	$(4,153)

Net cash used in operations was $20.2 million for the year ended December 31, 2020, compared to $22.3 million for the year ended December 31, 2019. The decrease of cash used in operations of $2.1 million was primarily due to a decrease in our operating loss, net of non-cash items, of $10.4 million, partially offset by negative variation in the working capital of $8.3 million.

Net cash from investing activities for the year ended December 31, 2020, was $0.5 million compared to $0.1 million for the year ended December 31, 2019. The increase in net cash from investing activities related to purchases of property, plant, and equipment during 2020.

Net cash from financing activities for the year ended December 31, 2020, was $14.3 million compared to $18.0 million for the year ended December 31, 2019. Cash from financing activities in 2020 were primarily from an equity investment in the Company by MVM of $13.7 million as well as proceeds of $2.3 million from the “Paycheck Protection Program” (PPP) loan with the U.S. Small Business Administration (SBA) as part of the U.S Coronavirus Aid, Relief, and Economic Security (CARES) Act.

Cash from financing activities in 2019 were primarily from a capital increase with the offering of new ordinary shares by means of a private placement in the net amount of $9.6 million and the entering into a loan agreement with Kreos Capital as described above.

Contractual Obligations and Commitments

Our principal obligations consist of a lease liability, financial debt and trade and other payables. The following table sets out, as of December 31, 2021, our contractual obligations and commitments due by period:

	Payments Due by Period
(in thousands)	Total	Less than 1 Year	1 – 3 Years	4 – 5 Years	More than 5 Years
Loans and borrowings	$12,092	$4,441	$7,285	$366	$-
Lease liabilities	3,464	840	1,413	1,211	-
Total	$15,556	$5,281	$8,698	$1,577	$-

The contractual obligations table does not include any additional potential contingent payments upon the future achievement by us of specified sales-based and other milestones, or royalty payments we may be required to make under license agreements we have entered into pursuant to which we have in-licensed certain intellectual property. See “Collaboration and License Agreements” under Item 4.B “Business Overview” for additional information. The timing of when these additional payments will actually be made is uncertain and the payments are contingent upon the completion of future activities.

C. Research and development, patents and licenses

Our research and development teams utilize our deep expertise to contribute to the growth of our business. In the years ended December 31, 2019, 2020 and 2021, R&D expenses were$9.0 million, $4.5 million and $6.7 million, respectively, on research and development. For a discussion of our research and development activities, see Item 4.B “Business Overview” and Item 5.A. “Operating Results.”

D. Trend information

Key Factors and Trends

Impact of COVID-19 Pandemic

The COVID-19 pandemic has disrupted, and we expect will continue to disrupt, our operations, with most non-lab employees continuing to perform their duties remotely. Our sales, marketing and business development efforts have been constrained by our operational response to the COVID-19 pandemic due to travel restrictions. To date, both our Irvine-based and Nijmegen, Netherlands-based laboratory facilities have not experienced a stoppage of operating activities and we have not experienced a noticeable delay or decrease in supply of components from our third-party suppliers due to the COVID-19 pandemic. Additionally, our support functions, including our research and development and quality assurance activities, have also continued.

The COVID-19 pandemic has also negatively affected, and we expect will continue to negatively affect, our testing-related revenue. For example, cancer patients may have more limited access to hospitals, healthcare providers and medical resources as they take steps to control the spread of COVID-19. As a result of the COVID-19 pandemic, beginning in the second quarter of 2020, we began to experience a reduction in our ConfirmMDx and SelectMDx testing volume linked to delays and/or cancellations in patient visits and thus lower genomic testing volume from ordering physicians in response to COVID-19. Overall, ConfirmMDx and SelectMDx billed volumes declined by 18% and 39% for the full year 2020, respectively, compared to 2019 pre-pandemic volumes. In 2021, compared to 2019 pre-pandemic volumes, ConfirmMDx and SelectMDx billed volumes were lower by 16% and 37%, respectively

Although we are monitoring developments related to the COVID-19 pandemic closely, the impact of COVID-19 on our business is uncertain at this time and will depend on future developments, which cannot be predicted, including new information which may emerge concerning the efficacy or side effects of vaccines and the speed of vaccination activities, the severity of COVID-19 and the actions taken to contain it or address its impact, among other things. Therefore, we do not yet know the full extent of the impact on our business, including our supply chains, our clinical studies and our access to the capital required to execute our business strategy.

Ability to Attract New Ordering Physicians and Increase Our Penetration with Existing Physicians

Revenue growth for our products will depend on our ability to continue to expand our base of ordering physicians, increase our penetration with existing physician customers, and increase the number of physicians who consistently order our tests. We do not have immediate plans to expand our direct sales force and believe that we have the ability to increase our base of ordering physicians with our current structure.

Reimbursement for Genomic Testing from Third-Party Payors

Successful commercialization of our tests depends, in large part, on the availability of coverage and adequate reimbursement from government and private payors. Favorable third-party payor coverage and reimbursement are essential to meeting the Company’s immediate objectives and long-term commercial goals. In the United States, for new diagnostic solutions, each private and government payor decides whether to cover the test, the amount it will reimburse for a covered test, and any the specific conditions for reimbursement. Providers may be unlikely to order a specific diagnostic test unless an applicable third-party payor offers meaningful reimbursement for the test. Therefore, adequate coverage and reimbursement is critical to the commercial success of a diagnostic product, and if the Company is unable to secure and maintain favorable coverage determinations and reimbursement levels, this will compromise its ability to earn revenues from its products.

Medicare

Reimbursement for diagnostic tests furnished to Medicare beneficiaries is typically based on a fee schedule set by CMS. As a Medicare-enrolled laboratory based in California, the Company bills Noridian (the “MAC for California), and is subject to applicable Medicare local coverage and reimbursement policies. Noridian participates in the MolDX, which handles technical assessments for U.S. laboratories that perform molecular diagnostic testing. In 2014, we obtained a positive MolDX LCD, which provides coverage for ConfirmMDx testing of Medicare patients throughout the United States. However, Medicare does not currently provide coverage and reimbursement for the SelectMDx test. In early 2019, we submitted clinical and outcomes data on our SelectMDx test to the MolDX program as part of a technical assessment process seeking Medicare coverage. In May 2021, the MolDX Program issued a draft foundational LCD for the SelectMDx test. This draft foundational LCD, if finalized, would support coverage of the test for qualified Medicare patients throughout the United States. There is no guarantee that SelectMDx will receive a final LCD and there can be no assurance that Medicare coverage and reimbursement will be granted or, if granted, that it will be maintained.

Commercial payors

Obtaining coverage and reimbursement by commercial payors is a time-consuming and costly process, without a guaranteed outcome, since each commercial payor makes its own decision with respect to whether to cover a particular test, and, if so, at what rate to reimburse providers for such test. In addition, several payors and other entities conduct technology assessments of new medical tests and devices and provide the results of these assessments for informational purposes to other parties. These assessments may be used by third-party payors and healthcare providers as grounds to deny coverage for a particular test, or to refuse to use or order a particular test or procedure. The ConfirmMDx and SelectMDx tests have received initial negative technology assessments from several of these entities and are likely to receive more negative technology assessments. The Company continues to work with third-party payors to obtain coverage for its ConfirmMDx and SelectMDx tests and to appeal denial decisions based on existing and ongoing studies, peer reviewed publications, and support from physician and patient groups. There are no assurances that commercial payors will continue to issue positive coverage and reimbursement policies and/or contracts, and, if issued, that such policies and/or contracts will be maintained in the future. If the Company’s tests are considered on a policy-wide level by major third-party payors, whether at the Company’s request or on their own initiative, and the tests are determined to be ineligible for coverage and reimbursement by such payors, the Company’s collection efforts and potential for revenue growth could be adversely impacted.

Increasing Market Acceptance and Adoption of our Tests

Healthcare providers typically take a long time to adopt new products, testing practices and clinical treatments, partly because of perceived liability risks and the uncertainty of third-party coverage and reimbursement. It is critical to the success of our sales efforts that we educate enough patients, clinicians and administrators about molecular diagnostics testing, in general, as well as about our ConfirmMDx and SelectMDx tests, and demonstrate our clinical benefits. It is likely that clinicians may not adopt, and third-party payors may not cover or adequately reimburse for, the Company’s tests unless they determine, based on published peer-reviewed journal articles and the experience of other clinicians, that they provide accurate, reliable and cost-effective information.

Menu Expansion

Our lead products address men at risk for developing prostate cancer, but in addition, we are actively developing testing solutions to help with the management of men diagnosed with prostate cancer, with the goal to provide our clients with a menu of tools spanning the continuum of prostate cancer diagnosis and care. Our expertise in precision diagnostics and our portfolio of novel biomarkers for diagnostic, prognostic and predictive molecular assays supports our active pipeline of new testing solutions for prostate and other urologic diseases. Our pipeline products in active surveillance are still under development and may or may not make it to market, depending on results of our research and clinical studies. The completion of these research and development activities is difficult to predict, and the related expenses may vary significantly by quarter. We expect to increase our research and development expense during this time. We may also take advantage of our strong commercial channel into urology to introduce complimentary tests outside of our current pipeline products.

While these factors may present significant opportunities for us, they also pose significant risks and challenges that we must address. See Item 3.D. “Risk Factors” for more information.

E. Critical Accounting Estimates

Critical Accounting Policies and Estimates

Refer to Note 2.4 to our consolidated financial statements found elsewhere in this annual report, for a discussion on the critical accounting policies, estimates, assumptions, and judgments that we believe to have the most significant impact on our consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Our Board of Directors

The following table sets forth certain information relating to our board of directors as of December 31, 2021.

Name	Age	Position(s)	Term
Koen Hoffman(1)	53	Independent Non-Executive Director (Chairperson of the Board of Directors)	Until 2024
Michael K. McGarrity	59	Executive Director (Chief Executive Officer)	Until 2023
Rudi Mariën(2)	76	Non-Executive Director	Until 2024
Jan Pensaert(3)	50	Non-Executive Director	Until 2024
Dr. Lieve Verplancke(4)	62	Independent Non-Executive Director	Until 2024
Hilde Windels(5)	56	Independent Non-Executive Director	Until 2023
Dr. Regine Slagmulder(6)	55	Independent Non-Executive Director	Until 2023
Dr. Eric Bednarski	50	Non-Executive Director	Until 2023
Donnie (Don) M. Hardison(7)	71	Independent Non-Executive Director	Until 2023

(1)	Acting through Ahok BV.
(2)	Acting through RR-Invest S.à.r.l.
(3)	Acting through Valiance Advisors LLP.
(4)	Acting through Qaly-Co BV.
(5)	Acting through Hilde Windels BV.
(6)	Acting through Regine Slagmulder BV.
(7)	Mr. Hardison was appointed by the Board of Directors to fill a vacancy on September 29, 2021.

Unless otherwise stated, the address for our directors is CAP Business Center, Zone Industrielle des Hauts-Sarts, Rue d’Abhooz 31, 4040 Herstal, Belgium.

Our board of directors has determined that five out of nine of the members of the board are independent under Belgian law and the Nasdaq Stock Market listing requirements.

The following sets forth the biographical information of the members of our board of directors:

Koen Hoffman, chairperson of our board of directors, obtained a Master in Applied Economics and an MBA at Vlerick Business School. Between 1992 and July 2016, he was active at KBC Group at which he started his career in the corporate finance department and later became the CEO of KBC Securities as from October 2012. Since August 2016, he has been the CEO of Value Square asset management. Mr. Hoffman also serves as board member at Fagron (Chair), Greenyard (chair) and SnowWorld.

Michael K. McGarrity, chief executive officer and executive director of our Company, has more than 25 years of experience in the healthcare industry with a unique combination of device, diagnostics and biotechnology experience. Mr. McGarrity was most recently the CEO of Sterilis Medical. Prior to Sterilis Medical, he was the CEO of Nanosphere (NASDAQ: NSPH), a nanotechnology-based molecular diagnostics company, where he engineered an operational and strategic turnaround that resulted in its successful sale to Luminex (NASDAQ: LMNX) in 2016. Prior to Nanosphere, Mr. McGarrity spent 13 years at Stryker Corporation (NYSE: SYK). Mr. McGarrity holds a BA from the University of Notre Dame.

Rudi Mariën, non-independent non-executive director of our Company, is President and Managing Director of Gengest BV and Biovest NV. He was the Vice President of Cerba European Lab. Through his management company, Gengest BV, Mr. Mariën has Board mandates in different listed and private biotech companies. Mr. Mariën was co-founder, reference shareholder and Chair of Innogenetics, and has been the founder, shareholder and Managing Director of several clinical reference laboratories including the Barc Group, a leading international centralized clinical laboratory, exclusively dedicated to pharmaceutical studies. Mr. Mariën holds a degree in pharmaceutical sciences from the University of Gent and is specialized in clinical biology.

Jan Pensaert, non-independent non-executive director of our Company, is the Founding Managing Partner of Valiance. He brings over 20 years of experience in growth investing. He leads the Investment Committee for the Valiance Funds and is responsible for all aspects of the Funds’ investment processes. Jan currently serves on the Board of several Valiance entities funds and portfolio companies including MDxHealth, JenaValve, MyCartis and 4Tech. Prior to founding Valiance, Mr. Pensaert was CEO of La Fayette. Before that, he was responsible for the Permal Group’s European-based investment management and research activities, and prior to that he worked at Lazard in Corporate Finance M&A. Jan holds a BA in Business Economics from Gent University in Belgium, and a Masters in Banking & Finance from the University of Aix-Marseille, France.

Dr. Lieve Verplancke MD, independent non-executive director of our Company, a Belgian national, began her career in 1984 with The Beecham Group (now part of GlaxoSmithKline), and has since held key management positions with Merck & Co., as well as Bristol-Myers Squibb, where she served as Managing Director, leading their Belgian/GDL subsidiary, until 2012. Ms. Verplancke also serves as a Board Member for Brussels-based Europe Hospitals, the Imelda Hospital in Bonheiden, Quest for Growth, Stichting tegen Kanker- Fondation contre le Cancer, and Materialise. She was also the Founder and the Managing Director of Qaly@Beersel, an elderly care center in Belgium from 2013-2020. In addition to being a medical doctor (MD– KULeuven University), Ms. Verplancke holds a postgraduate degree in Economics and an MBA from the University of Antwerp. She has also completed courses at INSEAD, CEDEP, Columbia University and the Vlerick Business School, and is a certified Executive Coach (PCC).

Hilde Windels, independent non-executive director of our Company, is the CEO of immunodiagnostic company Antelope Dx BV and has 20 years of experience in the biotechnology sector with a track record of building and structuring organizations, fundraising, M&A, public capital markets and corporate strategies. At Biocartis, she was CEO ad interim and Deputy CEO from September 2015 until September 2017 and CFO from 2011 until September 2015. Previously, Mrs. Windels worked as independent CFO for several private biotech companies and from 1999 to 2008 she was CFO of Devgen. Currently, Mrs. Windels serves as a board member at Erytech and Celyad. In the past, she also served on the boards of Devgen, Biocartis, Ablynx, VIB and FlandersBio. Mrs. Windels holds a Masters in Economics (commercial engineer) from the University of Leuven, Belgium.

Dr. Regine Slagmulder, independent non-executive director of our Company, is a partner and full professor in management accounting & control at Vlerick Business School. Previously, she worked as a strategy practice consultant at McKinsey & Company. She also previously worked as a professor of management accounting at INSEAD and at the University of Tilburg. She serves as an independent director and chair of the audit committee on the board of the investment company Quest for Growth (since 2011) and of Ekopak (since 2021), both listed on Euronext. Dr. Slagmulder graduated in civil electrotechnical engineering and industrial management from the University of Gent, after which she received a management doctorate at Vlerick Business School. As part of her research activities, she was a research fellow attached to INSEAD, Boston University (USA) and the P. Drucker Graduate Management Center at Claremont University (USA).

Dr. Eric Bednarski, non-independent non-executive director of our Company, currently serves as a Partner of MVM Partners LLP. Before joining MVM in 2008, he was a Partner at Advent Healthcare Ventures and a Principal at Advent International Corporation. Prior to Advent, he was a Director in the Corporate Finance Group of Silicon Valley Bank. Dr. Bednarski has a B.S. degree in Neural Science from Brown University and a Ph.D. in Biological Sciences from the University of California, Irvine.

Donnie (Don) M. Hardison, independent non-executive director of our Company, has served on our Board of Directors since October 2021. Since February 2021, he has been the sole proprietor of DMH Consulting, a management consulting firm that he founded and previously operated from April 2016 to January 2017. He was most recently the President and Chief Executive Officer, and served on the board of directors, of Biotheranostics, Inc., a molecular diagnostic company focused on oncology, from February 2017 until it was acquired by Hologic, Inc. in February 2021. From April 2010 to March 2016, Mr. Hardison was the President and Chief Executive Officer of Good Start Genetics, a molecular genetic testing and information company. For more than 20 years prior to that, Mr. Hardison held various executive and senior management positions at companies including Laboratory Corporation of America (LabCorp) a clinical laboratory company, Exact Sciences Corporation, a molecular diagnostics company, OnTarget, Inc., a sales and marketing consulting company, Quest Diagnostics Inc., a clinical laboratory company, SmithKline Beecham Corporation, a pharmaceutical company, and others. He served on the board of directors of Exact Sciences Corporation (Nasdaq: EXAS) from May 2000, through its initial public offering in February 2001, until August 2007. Mr. Hardison received his Bachelor of Arts degree, in political science, from the University of North Carolina, Chapel Hill.

Our Executive Management

The following table sets forth certain information relating to our executive management as of December 31, 2021.

Name	Age	Position(s)
Michael K. McGarrity	59	Chief Executive Officer and Executive Director
John Bellano	53	Chief Commercial Officer
Ron Kalfus	47	Chief Financial Officer
Joseph Sollee	57	Executive Vice President of Corporate Development and General Counsel

Unless otherwise stated, the address for our executive management is CAP Business Center, Zone Industrielle des Hauts-Sarts, Rue d’Abhooz 31, 4040 Herstal, Belgium.

The following is the biographical information of those members of our executive management who do not also serve on our board of directors:

John Bellano, our chief commercial officer, joined MDxHealth in June 2019. He has more than 25 years of experience in the healthcare industry. Mr. Bellano started his career in pharmaceuticals and transitioned to molecular diagnostics where he has spent the past 20 years of his career, most recently as Chief Commercial Officer of Sterilis Solutions. Prior to Sterilis Solutions he served as the commercial leader for pharmacogenomic companies Assurex Health and AltheaDx. Mr. Bellano holds a degree from Allentown College.

Ron Kalfus, our chief financial officer, joined MDxHealth in July 2019. He has over 20 years of leadership experience in both public and private companies within diagnostics/biotech and other sectors, and brings extensive knowledge in financial operations and management. Mr. Kalfus joined MDxHealth from Rosetta Genomics, where he helped lead efforts to reposition the company for commercial success with its oncology diagnostic products. Prior to Rosetta, Mr. Kalfus served as the CFO and Treasurer of MabCure, a Belgium-based publicly-traded biotechnology start up in the field of early cancer detection using antibodies. Mr. Kalfus holds a MS in Accounting from Fairleigh Dickinson University and a BBA in Finance from the University of Georgia and is a CPA licensed in New Jersey.

Joseph Sollee, our executive vice president of corporate development and general counsel, has provided legal counsel to MDxHealth since its inception in 2003, and in April 2008 joined our management team. Prior to joining the Company, Mr. Sollee served as Special Counsel with the law firm of Kennedy Covington (now K&L Gates), where he led the Life Sciences Practice Group. Mr. Sollee has more than 20 years of experience in the life sciences industry, and has held senior legal and management positions at Triangle Pharmaceuticals and TherapyEdge. In addition, he has practiced as a corporate attorney in the Washington D.C. legal firm Swidler & Berlin and in investment banking at Smith Barney in New York. Mr. Sollee received a Juris Doctorate in Law (JD) and a Master’s degree in International & Comparative Law (LLM) from Duke University, a BA degree from Harvard University, and has been certified into the legal bars of New York, Washington D.C. and North Carolina.

Family Relationships

There are no family relationships among any of the members of our executive management and/or our board of directors.

B. Compensation

Compensation of Our Directors and Executive Management

Our current remuneration policy is based on meritocracy and a sense of ownership and is designed to reward performance in order to motivate members of the board of directors and the executive management of the Company in order to deliver increased shareholder value through superior business results.

We have prepared and submitted a remuneration policy in accordance article 7:89/1 of the Belgian Companies and Associations Code to the general shareholders’ meeting of the Company, which approved said remuneration policy on May 27, 2021. Upon every material change to the remuneration policy and in any case at least every four years, the remuneration policy will be submitted to the general shareholders’ meeting for approval. The shareholders’ vote on the remuneration policy is binding.

Compensation of Our Board of Directors

Upon recommendation and proposal of the nomination and remuneration committee, our board of directors determines the remuneration of the directors to be proposed to the general shareholders’ meeting.

Pursuant to Belgian law, the general shareholders’ meeting approves the remuneration of the directors, including inter alia, each time as relevant:

a.	in relation to the remuneration of executive and non-executive directors, the exemption from the rule that share based awards can only vest after a period of at least three years as of the grant of the awards (article 7:91, first subsection of the Belgian Companies and Associations Code);

b.	in relation to the remuneration of executive directors, the exemption from the rule that (unless the variable remuneration is less than a quarter of the annual remuneration) at least one quarter of the variable remuneration must be based on performance criteria that have been determined in advance and that can be measured objectively over a period of at least two years and that at least another quarter of the variable remuneration must be based on performance criteria that have been determined in advance and that can be measured objectively over a period of at least three years (article 7:91, second to fourth subsection of the Belgian Companies and Associations Code);

c.	in relation to the remuneration of non-executive directors, any variable part of the remuneration (independent directors can never receive a variable remuneration) (Article 7:92, fourth and fifth subsection of the Belgian Companies and Associations Code); and

d.	any provisions of service agreements to be entered into with executive directors providing for severance payments exceeding twelve months’ remuneration and if the severance payments exceed eighteen months’ remuneration, only with the prior recommendation of the nomination and remuneration committee (article 7:92, first subsection of the Belgian Companies and Associations Code).

Notwithstanding points (a) and (b) above, pursuant to our articles of association, our board of directors is explicitly authorized to deviate from the provisions of article 7:91 of the Belgian Companies and Associations Code.

The level and structure of the remuneration of the members of the board of directors are determined based on their general and specific responsibilities and market practice. Our shareholders approved the following annual remuneration and compensation of the members of the board of directors:

	Compensation
	(in EUR )	(in USD)
Chairman – Non-Executive Director	59,500	70,400
Non-Executive Director (including Independent Directors)	35,000	41,400
Additional fee for the Chair of the Audit Committee	17,500	20,700
Additional fee for a Member of the Audit Committee (other than the Chair of the Audit Committee)	9,000	10,600
Additional fee for the Chair of the Nomination and Remuneration Committee	17,500	20,700
Additional fee for a Member Nomination and Remuneration Committee Member (other than the Chair of the Nomination and Remuneration Committee)	5,500	6,500

The abovementioned remuneration can be reduced pro rata temporis depending on the duration of the mandate, chairpersonship or membership of a director during a given year. The abovementioned amounts are exclusive of VAT and similar charges.

Directors are not entitled to any kind of performance cash bonus or other kind of variable remuneration.

Mr. McGarrity, our chief executive officer and a member of our board of directors, does not receive any compensation for his service as a director.

Additionally, directors are not entitled to any kind of compensation when their mandate ends.

For 2021, the following remuneration or compensation was due to the directors (excluding Mr. McGarrity):

	Compensation
	(in EUR )	(in USD)
Koen Hoffman(1)	101,000	119,500
Rudi Mariën(2)	—	—
Timothy Still(3)	35,000	41,400
Jan Pensaert(4)	6,000	7,100
Dr. Lieve Verplancke(5)	59,000	69,800
Hilde Windels(6)	45,000	53,200
Dr. Regine Slagmulder(7)	62,000	73,300
Dr. Eric Bednarski	—	—
Donnie (Don) M. Hardison	17,000	20,100

(1)	Acting through Ahok BV.
(2)	Acting through RR-Invest S.à.r.l.
(3)	Acting through TSTILL Enterprises LLC.
(4)	Acting through Valiance Advisors LLP.
(5)	Acting through Qaly-Co BV.
(6)	Acting through Hilde Windels BV.
(7)	Acting through Regine Slagmulder BV.

The table below provides an overview as of December 31, 2021, of the warrants held by the non-executive directors.

Warrants
Name	Number of Ordinary Shares Underlying the Warrants	Warrant Exercise Price per Ordinary Share Underlying the Warrants (in EUR)	Warrant Expiration Date
Koen Hoffman(1)	10,000 20,000	4.97 1.28	June 18, 2027 June 20, 2029

Rudi Mariën(2)	6,000 6,000 6,000 4,000 10,000 10,000 10,000 10,000 10,000 10,000 10,000	1.52 2.05 4.25 4.13 4.91 4.13 4.97 4.97 1.28 1.28 1.375	June 14, 2022 June 14, 2022 June 14, 2022 June 22, 2024 June 22, 2024 June 22, 2024 June 18, 2027 June 18, 2027 June 20, 2029 June 20, 2029 May 26, 2031

Jan Pensaert(4)	6,000 4,000 10,000 10,000 10,000 10,000 10,000 10,000 10,000	4.25 4.13 4.91 4.13 4.97 4.97 1.28 1.28 1.375	June 14, 2022 June 22, 2024 June 22, 2024 June 22, 2024 June 18, 2027 June 18, 2027 June 20, 2029 June 20, 2029 May 26, 2031

Dr. Lieve Verplancke(5)	10,000 10,000 10,000	4.97 4.97 1.28	June 18, 2027 June 18, 2027 June 20, 2029

Hilde Windels(6)	10,000 10,000	4.97 1.28	June 18, 2027 June 20, 2029

Dr. Regine Slagmulder(7)	None

Dr. Eric Bednarski	None

Donnie (Don) M. Hardison	None

(1)	Acting through Ahok BV.
(2)	Acting through RR-Invest S.à.r.l.
(3)	Acting through TSTILL Enterprises LLC.
(4)	Acting through Valiance Advisors LLP.
(5)	Acting through Qaly-Co BV.
(6)	Acting through Hilde Windels BV.
(7)	Acting through Regine Slagmulder BV.

Compensation of Our Executive Management

The remuneration of the chief executive officer and the other members of our executive management is based on recommendations made by our nomination and remuneration committee. The chief executive officer can, and will in principle be invited to, participate in an advisory capacity to the meetings of the committee when it deals with the remuneration of other executive managers.

The remuneration of our executive management is determined by our board of directors, in accordance with the current remuneration policy pursuant to Article 7:89/1 Belgian Companies and Associations Code, as approved by the general shareholders’ meeting of May 27, 2021.

As an exception to the foregoing rule, Belgian law provides that the general shareholders’ meeting must approve, as relevant:

a.	in relation to the remuneration of members of the executive management and other executives, an exemption from the rule that share-based awards can only vest after a period of at least three years as of the grant of the awards (article 7:121, last subsection juncto article 7:91, first subsection of the Belgian Companies and Associations Code);

b.	in relation to the remuneration of members of the executive management and other executives, an exemption from the rule that (unless the variable remuneration is less than a quarter of the annual remuneration) at least one quarter of the variable remuneration must be based on performance criteria that have been determined in advance and that can be measured objectively over a period of at least two years and that at least another quarter of the variable remuneration must be based on performance criteria that have been determined in advance and that can be measured objectively over a period of at least three years (article 7:121, last subsection juncto article 7:91, second to fourth subsection of the Belgian Companies and Associations Code); and

c.	any service agreements to be entered into with members of the executive management and other executives (as the case may be) providing for severance payments exceeding twelve months’ remuneration (or, subject to a motivated opinion by the remuneration committee, eighteen months’ remuneration) (article 7:121, last subsection juncto article 7:92, first subsection of the Belgian Companies and Associations Code).

Notwithstanding points (a) and (b) above, our board of directors has been explicitly authorized in the articles of association to deviate from the provisions of Article 7:91 of the Belgian Companies and Associations.

Each member of the executive management is entitled to a basic fixed remuneration designed to fit responsibilities, relevant experience and competences, in line with market rates for equivalent positions. The majority of the annual remuneration is a fixed compensation amount. There is no minimum or maximum variable bonus.

The chief executive officer has a fixed remuneration, a fixed bonus and variable bonus linked to the performance of the Company and to his capacity to manage remuneration costs.

The other management team members receive a fixed remuneration plus a variable bonus that is linked to their personal achievements (i.e. experience, know-how, education, skills, responsibilities, and performance) and the achievements of the Company. The remuneration is closely linked to performance.

Bonuses, if any, are linked to identifiable objectives and to special projects and are set and measured on a calendar-year basis. Non-performers are not retained in the Company. The performance objectives of the management team members are primarily evaluated with regard to the following criteria: (i) respect of the board-approved annual budget, and (ii) meeting measurable operational targets. The various objectives and their weighting may differ for the individual managers.

The nomination and remuneration committee of the board of directors meets annually to review the performance of the executive managers, to compare the actual measurable results to the objectives that were pre-defined by the committee, and to establish the measurable objectives for the ensuing calendar year.

Each member of the executive management is in principle entitled to receive share options or subscription rights.

Each member of the executive management who is a salaried employee may be entitled to a number of fringe benefits, which may include participating in a defined contribution pension or retirement scheme, disability insurance, a company car, a mobile telephone, internet access and/or a laptop computer according to general Company policy, and other collective benefits (such as hospitalization insurance and meal vouchers). Executive members who are engaged on the basis of a services contract do not receive fringe benefits, except that they may be provided with a mobile phone and laptop computer according to General Company policy, and they qualify for reimbursement of expenses incurred while carrying out their professional responsibilities.

Executive managers of the Company that are employed under employee contracts are entitled to enroll in defined-contribution type pension plans (such as 401(k) plans in the United States). Executive managers of the Company that are engaged on the basis of a service agreement are not entitled to any pension plans or pension plan contributions from the Company.

Furthermore, the Company has entered into indemnification arrangements with the members of the executive management and has implemented directors’ and officers’ insurance coverage in order to cover liability they may incur in the exercise of their mandates.

Mr. McGarrity is remunerated on the basis of his executive management position. As CEO, Mr. McGarrity is entitled to a gross annual base salary of $400,000, which will be reviewed by the board of directors (or the nomination and remuneration committee) on an annual basis, and an annual bonus of up to 50% of the then applicable base salary. In connection with his hiring as CEO in February 2019, Mr. McGarrity also received a one-time grant of 1,500,000 subscription rights (employee share options) and a one-time signing bonus in the gross amount of $85,000. Furthermore, Mr. McGarrity is entitled to the reimbursement of expenses, and he and his dependents are eligible to participate in all group health, medical, dental, disability and insurance plans, incentive, savings and retirement plans, and other employee benefits that are established by the Company for its executives.

Excluding the value of subscription rights, the remuneration and benefits provided to Mr. McGarrity in 2021 were composed of the following:

	Compensation
	(in EUR )	(in USD)
Fixed gross remuneration(1)	339,510	401,500
Supplementary paid compensation(2) (gross)	76,097	90,000
Pension benefits	13,255	15,700
Other benefits(3)	45,269	53,500
Total	474,131	560,700

(1)	Total cost to the Company, including employer social security contributions and vacation pay accrual.
(2)	Excludes value of 450,000 subscription rights already created, issued, and accepted in 2021 under the Company’s 2019 Share Option Plan.
(3)	Includes Company-paid and other similar benefits, such as the employer’s payroll taxes, meal tickets and health insurances. Excludes reimbursement of normal professional expenses such as telephone and Company travel expenses.

The 2021 combined remuneration package of the other executive management team members in office in 2021 (excluding the CEO) — i.e. John Bellano, Joseph Sollee and Ron Kalfus — including employer taxes, was €1,040,581, composed of the following:

	Compensation
	(in EUR)	(in USD)
Fixed gross remuneration(1)	773,301	914,600
Bonuses paid and awarded (2) (gross)	117,583	139,100
Pension benefits	31,731	37,500
Other benefits(3)	129,291	152,900
Total	1,051,906	1,244,100

(1)	Includes employer taxes and vacation pay accrual. Excludes VAT.
(2)	Excludes value of subscription rights already created, issued, and accepted in 2021 by certain other executive managers under the Company’s 2019 Share Option Plan.
(3)	Includes for some individuals a Company car, meal vouchers, and other similar benefits. Excludes reimbursement of normal professional expenses such as telephone and Company travel expenses.

The total remuneration and benefits paid to the executive management team members (including the CEO) in 2021 and 2020 was €1,526,037 ($1,804,845) and €1,516,682 ($1,732,354) (gross amount, excluding VAT and share based compensation), respectively. In the aforementioned figures, the service fees of the managers hired on the basis of a service agreement are included with the salaries of the other management team members.

The primary performance objectives for the bonuses of the above management team members in 2021 were the following:

●	respect of the board-approved annual budget, with a focus on cash-flow management; and

●	meeting measurable operational targets, such as the commercialization of its ConfirmMDx for Prostate and SelectMDx for Prostate tests and attainment of revenue targets.

The table below provides an overview as of December 31, 2021, of the warrants held by the members of the executive management team.

Warrants
Name	Number of Ordinary Shares Underlying the Warrants	Warrant Exercise Price per Ordinary Share Underlying the Warrants (in EUR)	Warrant Expiration Date
Michael K. McGarrity	1,500,000 450,000 1,000,000	1.49 0.80 1.375	June 18, 2027 June 20, 2029 May 26, 2031

Ron Kalfus	200,000 347,000 400,000	1.24 0.80 1.375	June 20, 2029 June 20, 2029 May 26, 2031

Joseph Sollee	15,000 40,000 40,000 40,000 40,000 230,000 98,000 350,000	2.00 3.60 4.49 3.78 5.35 1.24 0.80 1.375	June 14, 2022 June 14, 2022 June 22, 2024 June 22, 2024 June 22, 2024 June 20, 2029 June 20, 2029 May 26, 2031

John Bellano	400,000 288,000 450,000	1.24 0.80 1.375	June 20, 2029 June 20, 2029 May 26, 2031

Warrant Plans

We have created several pools of subscription rights (warrants) under stock option plans for grant to eligible employees, directors, and consultants. As of December 31, 2021, the Company has the following outstanding plans:

●	the March 2012 Share Options plan, issued on March 15, 2012 for staff members, directors and consultants of the Company, entitling the holder thereof to acquire one share when exercising one of his, her or its share options;

●	the May 2012 Share Options plan, issued on June 15, 2012 for staff members, directors and consultants of the Company, entitling the holder thereof to acquire one share when exercising one of his, her or its share options;

●	the 2014 Share Options plan, issued on June 23, 2014 for staff members, directors and consultants of the Company, entitling the holder thereof to acquire one share when exercising one of his, her or its share options;

●	the 2017 Share Options plan, issued on June 19, 2017 for staff members, directors and consultants of the Company, entitling the holder thereof to acquire one share when exercising one of his, her or its share options;

●	the 2019 Share Options plan, issued on June 21, 2019 for staff members, directors and consultants of the Company, entitling the holder thereof to acquire one share when exercising one of his, her or its share options; and

●	the 2021 Share Options plan, issued on May 27, 2021 for members of the members of the personnel of the Company, as defined under article 1:27 of the BCAC (with the exclusion of independent directors), entitling the holder thereof to acquire one share when exercising one of his or her share options.

The warrants are granted to employees (mainly), consultants or directors of the Company and its subsidiaries. Each warrant entitles its holders to subscribe to one new share of the Company at a subscription price determined by the board of directors, within the limits decided upon at the occasion of their issuance. The warrants issued have generally a term of ten years as of issuance. Upon expiration of their term, the warrants become null and void. In general, the warrants vest in cumulative tranches of 25% per year, provided that the beneficiary has provided at least one year of service. However, there are certain exceptions to this rule which are, if applicable, specified in the relevant stock option plans. The warrants granted under the May 2012 Share Options plan and under the 2014 Share Options plan to directors all vest on the date of the annual meeting that takes place in the calendar year following the calendar year in which they were granted, provided that the mandate of the relevant director has not ended or been terminated. The warrants granted under the May 2012 Share Options plan and under the 2014 Share Options plan to beneficiaries who are not directors all vest in installments of 25% per year, the first tranche of 25% vesting on the first anniversary date of the date of grant and the following tranches vesting on a quarterly basis.

The following table sets forth all warrants granted under the warrant plans in force as of December 31, 2021, including the plan pursuant to which the warrants were granted, the number of warrants issued, the number of warrants outstanding, the issue date and the exercise price per warrant:

Name of Plan	Number of Warrants Issued	Number of Warrants Outstanding	Issue Date	Exercise Price per Warrant
March 2012 Share Options plan	565,000	35,000	March 15, 2012	From 1.71 to 2.07
May 2012 Share Options plan	700,000	266,000	June 15, 2012	From 1.52 to 5.02
2014 Share Options plan	1,500,000 (66,500 available for grant)	516,000	June 23, 2014	From 3.43 to 5.41
2017 Share Options plan	2,500,000	2,010,125	June 19, 2017	From 0.80 to 4.98
2019 Share Options plan	3,000,000 (70,000 available for grant)	2,920,500	June 21, 2019	From 0.80 to 1.28
2021 Share Options plan	3,600,000 (430,000 available for grant)	3,170,000	May 27, 2021	From 1.375 to 1.385

Other than the warrants set forth in the above table and the new shares issuable at the occasion of a contribution in kind by Kreos Capital VI (UK), or Kreos Capital, of its outstanding loan payables vis-à-vis the Company (see section “Kreos Loan Agreement” below), there are no other stock options, options to purchase securities or other rights to subscribe for or purchase outstanding securities.

C. Board Practices

The following table sets forth certain information relating to our board of directors as of December 31, 2021.

Name	Age	Position(s)	Year of Initial Appointment	Current Term Expiration Year
Koen Hoffman(1)	53	Independent Non-Executive Director (Chairperson of the Board of Directors)	2018	2024
Michael K. McGarrity	59	Executive Director (Chief Executive Officer)	2019	2023
Rudi Mariën(2)	76	Non-Executive Director	2011	2024
Jan Pensaert(3)	50	Non-Executive Director	2014	2024
Dr. Lieve Verplancke(4)	62	Independent Non-Executive Director	2017	2024
Hilde Windels(5)	56	Independent Non-Executive Director	2017	2023
Dr. Regine Slagmulder(6)	55	Independent Non-Executive Director	2020	2023
Dr. Eric Bednarski	50	Non-Executive Director	2020	2023
Donnie (Don) M. Hardison(7)	71	Independent Non-Executive Director	2021	2023

(1)	Acting through Ahok BV.
(2)	Acting through RR-Invest S.à.r.l.
(3)	Acting through Valiance Advisors LLP.
(4)	Acting through Qaly-Co BV.
(5)	Acting through Hilde Windels BV.
(6)	Acting through Regine Slagmulder BV.
(7)	Mr. Hardison was appointed by the Board of Directors to fill a vacancy on September 29, 2021.

Unless otherwise stated, the address for our directors is CAP Business Center, Zone Industrielle des Hauts-Sarts, Rue d’Abhooz 31, 4040 Herstal, Belgium.

Committees of our Board of Directors

Our board of directors is assisted by a number of specialized committees in order to advise the board in respect of decisions to be taken, to give comfort to the board of directors that certain issues have been adequately addressed and, if necessary, to bring specific issues to the attention of the board of directors. The decision-making remains the collegial responsibility of the board of directors.

Our board of directors has established, in its midst and under its responsibility, two board committees which are responsible for assisting the board of directors and making recommendations in specific fields: an audit committee (in accordance with article 7:99 of the Belgian Companies and Associations Code and provision 4.10 and following of the Belgian Corporate Governance Code) and a remuneration and nomination committee (in accordance with article 7:100 of the Belgian Companies and Associations Code and provision 4.17 and following of the Belgian Corporate Governance Code). The terms of reference of these board committees are primarily set out in the Corporate Governance Charter of the Company.

Audit Committee

As of the date of this annual report, our audit committee consists of three directors: Regine Slagmulder, Lieve Verplancke, and Hilde Windels.

According to the Belgian Companies and Associations Code, all members of the audit committee must be non-executive directors, and at least one member must be independent within the meaning of article 7:87 of the Belgian Companies and Associations Code and provision 3.5 of the Belgian Corporate Governance Code. Our board of directors has determined that all members of our audit committee are independent under Rule 10A-3 of the Exchange Act, the applicable listing standards of Nasdaq, and the Belgian Companies and Associations Code and the Belgian Corporate Governance Code.

The members of the audit committee must have a collective expertise relating to the activities of the Company, and at least one member of the audit committee must have the necessary competence in accounting and auditing, including qualifying as an “audit committee financial expert” as defined under the Exchange Act. Our board of directors has determined that the members of the audit committee satisfy the competency requirement, and our board of directors has further determined that Regine Slagmulder and Hilde Windels each qualifies as an “audit committee financial expert” as defined under the Exchange Act.

The audit committee will be governed by a charter that complies with Nasdaq listing rules and the Belgian Corporate Governance Code.

Without prejudice to the legal responsibilities of the board of directors, the audit committee has the following roles:

●	to inform our board of directors of the result of the audit of the financial statements and the manner in which the audit has contributed to the integrity of the financial reporting and the role that the audit committee has played in that process;

●	to monitor the financial reporting process, and to make recommendations or proposals to ensure the integrity of the process;

●	to monitor the effectiveness of our Company’s internal control and risk management systems, and our Company’s internal audit process and its effectiveness;

●	to monitor the audit of the annual statutory and consolidated financial statements, including the follow-up questions and recommendations by the statutory auditor and, as the case may be, the auditor responsible for the audit of the consolidated financial statements;

●	to assess and monitor the independence of the statutory auditor, in particular with respect to the appropriateness of the provision of additional services to the Company. More specifically, the audit committee analyses, together with the statutory auditor, the threats for the statutory auditor’s independence and the security measures taken to limit these threats, when the total amount of fees exceeds the criteria specified in article 4 § 3 of Regulation (EU) No 537/2014; and

●	to make recommendations to our board of directors on the selection, appointment and remuneration of our Company’s statutory auditor in accordance with article 16 § 2 of Regulation (EU) No 537/2014.

The audit committee shall meet whenever it deems it necessary for the proper performance of its duties and at least four regularly scheduled meetings each year. The audit committee regularly reports to our board of directors on the exercise of its missions, and at least once a year prior to the approval of the annual financial statements and annual report by the board of directors on the operations, findings and recommendations of the audit committee. The members of the audit committee shall have unrestricted access to the offices and all information and papers kept by the company and its subsidiaries. Each member of the audit committee may ask the executive management or any other staff member of the company or its subsidiaries to submit the information that he or she deems useful, appropriate or necessary to perform his or her tasks within the framework of the audit committee.

Without prejudice to the statutory provisions which determine that the statutory auditor must address reports or warnings to our corporate bodies, the statutory auditor must discuss, at the request of the statutory auditor, or at the request of the audit committee or of our board of directors, with the audit committee or with the board of directors, essential issues which are brought to light in the exercise of the statutory audit of the financial statements, which are included in the additional statement to the audit committee, as well as any meaningful shortcomings discovered in our internal financial control system.

Nomination and Remuneration Committee

According to article 7:100 § 4 of the Belgian Companies and Associations Code, our Company would meet the size criteria in order to operate without a separate remuneration committee, but we have chosen to continue operating with a separate nomination and remuneration committee.

As of the date of this annual report, our nomination and remuneration committee consists of five directors: Eric Bednarski, Don Hardison, Koen Hoffman, Jan Pensaert, and Lieve Verplancke.

In line with the Belgian Companies and Associations Code and the Belgian Corporate Governance Code (i) all members of the nomination and remuneration committee are non-executive directors, (ii) the nomination and remuneration committee consists of a majority of independent directors, and (iii) the remuneration committee is chaired by the chairperson of our board of directors or another non-executive director appointed by the committee, it being understood that the chair of the board of directors should not chair the committee when dealing with the designation of his successor. Our board of directors has determined that three members of our nomination and remuneration committee are independent under the applicable listing standards of Nasdaq, the applicable rules of the Belgian Companies and Association Code and the Belgian Corporate Governance Code.

Pursuant to the Belgian Companies and Associations Code, a remuneration committee must have the necessary expertise in terms of remuneration policy. Our board of directors has determined that the members of the nomination and remuneration committee satisfy this requirement.

The role of the nomination and remuneration committee is to make recommendations to the board of directors with regard to the appointment and remuneration of directors and members of the executive management and, in particular, to:

●	identify, recommend and nominate, for the approval of the board of directors, candidates to fill vacancies in the board of directors and executive management positions as they arise. In this respect, the nomination and remuneration committee must consider and advise on proposals made by relevant parties, including management and shareholders;

●	advise the board of directors on any proposal for the appointment of the chief executive officer and on the chief executive officer’s proposals for the appointment of other members of the executive management;

●	draft appointment procedures for members of the board of directors and the chief executive officer;

●	ensure that the appointment and re-election process is organized objectively and professionally;

●	periodically assess the size and composition of the board of directors and make recommendations to the board of directors with regard to any changes;

●	consider issues related to succession planning;

●	make proposals to the board of directors on the remuneration policy for directors and members of the executive management and the persons responsible for the day-to-day management of the company, as well as, where appropriate, on the resulting proposals to be submitted by the board of directors to the shareholders’ meeting;

●	make proposals to the board of directors on the individual remuneration of directors and members of the executive management, and the persons responsible for the day-to-day management of the company, including variable remuneration and long-term incentives, whether or not share-related, in the form of share options or other financial instruments, and arrangements on early termination, and where applicable, on the resulting proposals to be submitted by the board of directors to the shareholders’ meeting;

●	prepare a remuneration report to be included by the board of directors in the annual Corporate Governance Statement;

●	present and provide explanations in relation to the remuneration report at the annual shareholders’ meeting; and

●	report regularly to the board of directors on the exercise of its duties.

Pursuant to the Belgian Companies and Associations Code, the chief executive officer participates in the meetings of the remuneration committee in an advisory capacity each time the remuneration of another member of the executive management is being discussed.

D. Employees

As of December 31, 2021, we had 191 employees, 187 of whom are employed on a full-time basis. Of these employees, 177 are located in the United States and 14 in Europe. None of our employees is covered by a collective bargaining agreement, and we believe our relationship with our employees is good.

Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and new employees, advisors and consultants. The principal purposes of our equity incentive plans are to attract, retain and reward personnel through the granting of stock-based compensation awards, in order to increase stockholder value and the success of our company by motivating such individuals to perform to the best of their abilities and achieve our objectives.

E. Share Ownership

For information regarding the share ownership of our supervisory and executive board members, see “Item 6B. Compensation” and “Item 7A. Major Shareholders.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2022:

●	each of our directors and executive officers;

●	each person known to us to beneficially own more than 3% of our ordinary shares; and

●	all of our supervisory board members and executive board members as a group.

As of March 31, 2022, there were two record holders of our ordinary shares, neither of who were residents of the United States.

All of the ordinary shares have the same voting rights and no major shareholders of the Company have different voting rights.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including ordinary shares that can be acquired within 60 days of March 31, 2022. Ordinary shares subject to derivative securities currently exercisable or exercisable within 60 days of March 31, 2022 are deemed to be outstanding for computing the percentage ownership of the person holding these securities and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person.

The percentage ownership information shown in the table is based upon 155,969,226 ordinary shares outstanding as of March 31, 2022.

Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons named in the table below have sole voting and investment power with respect to all ordinary shares shown that they beneficially own, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Exchange Act.

Except as otherwise indicated in the table below, addresses of the directors, members of the executive management team and named beneficial owners are in care of MDxHealth SA, CAP Business Center, Zone Industrielle des Hauts-Sarts, Rue d’Abhooz 31, 4040 Herstal, Belgium.

Name of beneficial owner	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned
3% or Greater Shareholders:
MVM Partners LLP(1)	35,504,584	22.8%
Bleichroeder LP(2)	23,783,330	15.3%
Valiance Asset Management Limited(3)	19,027,014	12.2%
Biovest NV(4)	11,008,257	7.1%

Executive Officers and Directors:
Michael K. McGarrity(5)	1,075,000	*
Ron Kalfus(5)	170,333	*
Joseph Sollee(5)	383,750	*
John Bellano(5)	298,000	*
Koen Hoffman (acting through Ahok BV)(5)	30,000	*
Rudi Mariën (acting through RR-Invest S.à.r.l.)(5)	82,000	*
Jan Pensaert (acting through Valiance Advisors LLP)(5)	70,000	*
Dr. Lieve Verplancke (acting through Qaly-Co BV)(5)	30,000	*
Hilde Windels (acting through Hilde Windels BV)(5)	20,000	*
Dr. Regine Slagmulder (acting through Regine Slagmulder BV)	590,204	*
Dr. Eric Bednarski	—	—
Donnie (Don) M. Hardison	—	—
All current directors and executive management as a group (12 persons)	2,749,287	1.7%

*	Less than one percent.

(1)	Includes 34,787,315 shares held by MVM V LP and 717,269 shares held by MVM GP (No. 5) (collectively, the “MVM Entities”). The Company has been informed that voting and investment power over the shares held by the MVM Entities is exercised jointly by three or more natural persons and voting and disposition decisions require the approval of a majority of such persons. Accordingly, no single natural person has voting or dispositive power over such shares. The MVM Entities are party to the MVM Subscription Agreement, providing for certain rights to appoint a member of our board of directors. See “Item 7.B. “Related party transactions — MVM Subscription Agreement”. This information has been obtained from Schedule 13D filed by the MVM Entities with the SEC on December 27, 2021.
(2)	Includes 4,200,000 shares of Common Stock and 19,583,330 shares of Common Stock underlying American Depositary Shares. 21 April Fund Ltd., a Cayman Islands company for which Bleichroeder LP acts as investment adviser (collectively, the “Bleichroeder Entities), holds 15,042,162 of these 23,783,330 shares, which equates to 9.64% of Common Stock believed to be outstanding. This information has been obtained from Schedule 13G/A filed by Bleichroeder Entities with the SEC on February 14, 2022.
(3)	Includes 10,435,217 shares held by TopMDx Ltd. and 8,591,797 shares held by Valiance Life Sciences Growth Investments SICAV-SIF (collectively, the “Valiance Entities”). The Company has been informed that voting and investment power over the shares held by the Valiance Entities is exercised jointly by three or more natural persons and voting and disposition decisions require the approval of a majority of such persons. Accordingly, no single natural person has voting or dispositive power over such shares. This information has been obtained from Schedule 13D filed by the Valiance Entities with the SEC on December 1, 2021.
(4)	Consists of 11,008,257 ordinary shares held by Biovest NV (“Biovest”). RMM, S.A. (“RMM” and together with Biovest, the “Biovest Entities”) is the sole owner of Biovest and pursuant to an understanding with Biovest, decisions relating to the voting and dispositive power of the shares are shared between Biovest and the RMM’s Board of Directors (the “RMM Board”). Voting and investment power over the shares managed by the RMM Board is exercised jointly by more than three natural persons and voting and disposition decisions require the approval of a majority of such persons. Accordingly, no single natural person has a controlling decision and no individual director of the RMM should be deemed to be a beneficial owner of the shares. This information has been obtained from Schedule 13G filed by the Biovest Entities with the SEC on February 14, 2022.
(5)	Reflects shares acquirable upon the exercise of warrants.

B. Related Party Transactions

Agreements with the members of the board of directors and the executive management

Each non-executive director exercises his/her mandate as a self-employed worker. According to our articles of association, the term of a directors’ mandate cannot exceed four (4) years, but may be renewed. The directors’ mandates may be terminated ad nutum (at any time) without any form of compensation. There is no specific agreement between us and non-executive directors which waives or restrains this right of the Company to terminate ad nutum (at any time) the mandates of the directors.

Currently, all the members of the executive management are engaged on the basis of an employment agreement. The employment agreements are for an indefinite term. The employment agreements include, where appropriate, non-competition undertakings, as well as confidentiality and intellectual property transfer undertakings (which are intended to obtain maximum protection of our interests, under applicable laws and subject to the employee’s agreement).

●	We hired Mr. Michael K. McGarrity, acting in the role of Chief Executive Officer, effective as of February 18, 2019. The executive employment agreement with Mr. McGarrity provides that if we terminate the employment agreement without cause or if Mr. McGarrity resigns for good reason, Mr. McGarrity shall be eligible to receive as severance an amount equal to twelve months of base salary in effect at the time of the separation. In addition, we have the right, exercisable at any time, to terminate the executive employment agreement with immediate effect for cause (as defined in the employment agreement) by providing written notice.

●	Acting under the direction of the board of directors, we hired Mr. Ron Kalfus, acting in the role of Chief Financial Officer, effective as of July 22, 2019. The executive employment agreement with Mr. Kalfus provides that if we terminate the employment agreement without cause or if Mr. Kalfus resigns for good reason, Mr. Kalfus shall be eligible to receive as severance an amount equal to six months of base salary in effect at the time of the separation, which amount will increase to twelve months of base salary for a termination that occurs after July 22, 2020. In addition, we have has the right, exercisable at any time, to terminate the executive employment agreement with immediate effect for cause (as defined in the employment agreement) by providing written notice.

●	Acting under the direction of the board of directors, we hired Mr. John Bellano, acting in the role of Chief Commercial Officer, effective as of June 19, 2019. The executive employment agreement with Mr. Bellano provides that if we terminate the employment agreement without cause or if Mr. Bellano resigns for good reason, Mr. Bellano shall be eligible to receive as severance an amount equal to six months of base salary in effect at the time of the separation, which amount will increase to twelve months of base salary for a termination that occurs after June 19, 2020. In addition, we have the right, exercisable at any time, to terminate the executive employment agreement with immediate effect for cause (as defined in the employment agreement) by providing written notice.

●	The executive employment contract with Mr. Joe Sollee dates from before the entry into force of the Belgian Act of April 6, 2010 on corporate governance in public and listed companies and is in conformity with common employment law. The contract with Mr. Sollee provides that if his employment is terminated for a reason other than serious misconduct or if Mr. Sollee resigns for good reason, he will be entitled to severance pay of nine (9) months gross remuneration and benefits. In addition, we have the right, exercisable at any time, to terminate the executive employment agreement with immediate effect for cause (as defined in the employment agreement) by providing written notice.

Warrants Granted to Our Board Directors and Executive Management

We have granted warrants to certain members of our board of directors and executive management. For more information regarding the warrants granted to our board of directors and executive management. See Item 6.B. “Compensation.”

MVM Subscription Agreement

As part of an investment by MVM V LP and MVM GP (No. 5) LP, or collectively MVM, into our share capital, our company entered in April 2020 into a subscription agreement with MVM, or the Subscription Agreement. Pursuant to the Subscription Agreement, MVM is entitled to have one observer at the board of directors of our company for as long as MVM holds in aggregate 5% of our company’s outstanding shares. At the date of this prospectus, the observer of MVM at our board of directors is Dr. Kyle Dempsey. In addition, we agreed that MVM could propose to our 2020 general shareholders’ meeting to appoint Dr. Eric Bednarski as director of the Company. Our general shareholders’ meeting held on July 30, 2020 approved the appointment of Dr. Eric Bednarski as a director for a term of three years, up to and including the closing of our annual general shareholders’ meeting to be held in 2023 which will have decided upon the financial statements for the financial year ended on December 31, 2022.

IPO Purchases

Pursuant to our November 2021 initial public offering of ADSs in the United States, (1) the Bleichroeder Entities (as defined above under “A. Major Shareholders”) purchased 1,958,333 ADSs representing 19,583,330 ordinary shares for an aggregate purchase price of $23,499,996, (2) the MVM Entities (as defined above under “A. Major Shareholders”) purchased 916,666 ADSs representing 9,166,660 ordinary shares for an aggregate purchase price of $10,999,992, (3) the Valiance Entities (as defined above under “A. Major Shareholders”) acquired and 160,083 ADSs representing 1,600,830 ordinary shares for an aggregate purchase price of $1,920,996 and (4) the Biovest Entities (as defined above under “A. Major Shareholders”) acquired and 83,333 ADSs representing 8,333,300 ordinary shares for an aggregate purchase price of $999,996.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Consolidated Financial statements

Our audited consolidated financial statements are appended at the end of this annual report starting at page F-1, and form a part hereof.

Legal Proceedings

We are not a party to any pending material legal proceedings.

We signed a sale and purchase agreement on September 18, 2015 (the “Purchase Agreement”) pursuant to which we acquired all shares and voting interests of NovioGendix, an entity incorporated in The Netherlands.

Under the terms of the Purchase Agreement, in addition to the consideration paid at closing, we committed to pay up to $3.3 million to the prior owners of NovioGendix (the “Sellers”) subject to meeting certain milestones, payable in six milestone payments. As of December 31, 2021, we had made $1.1 million of these milestone payments. As of December 31, 2021, we recorded $1.6 million of contingent liabilities related to this contingent consideration. In June 2021, we received a notice of dispute from the Sellers claiming that approximately $880,000 of the remaining $2.2 million of milestone payments had been earned and we were in breach of the Purchase Agreement for not having timely paid such milestone payments to the Sellers. In September 2021, pursuant to the Purchase Agreement, representatives of the Company met with representatives of the Sellers to discuss these matters. During this meeting the Company’s representatives informed the representatives of the Seller that the Company disagrees with the Sellers that any such payments have been earned and are payable by the Company. Following this meeting, the Sellers requested further information from the Company and indicated if these matters are not resolved to Sellers’ satisfaction, they may take further action to enforce their rights by instituting arbitration proceedings, in accordance with the terms of the Purchase Agreement, before the Netherlands Arbitration Institute.

Dividend Policy

We have never declared or paid any cash dividends on our ordinary shares. We do not anticipate paying cash dividends on our equity securities in the foreseeable future and intend to retain all available funds and any future earnings for use in the operation and expansion of our business. All of the ordinary shares offered by this annual report will have the same dividend rights as all of our other outstanding ordinary shares. In general, distributions of dividends proposed by our board of directors require the approval of our shareholders at a meeting of shareholders with a simple majority vote, although our board of directors may declare interim dividends without shareholder approval, subject to the terms and conditions of the Belgian Code of Companies and Associations, or CCA. See “Description of Share Capital and Articles of Association.”

Our ability to distribute dividends is subject to availability of sufficient distributable profits as defined under Belgian law on the basis of our stand-alone statutory accounts prepared in accordance with Belgian GAAP. In particular, dividends can only be distributed if following the declaration and issuance of the dividends the amount of our net assets on the date of the closing of the last financial year as follows from the statutory non-consolidated financial statements (i.e., summarized, the amount of the assets as shown in the balance sheet, decreased with provisions and liabilities, all in accordance with Belgian accounting rules), and, save in exceptional cases, to be mentioned and justified in the notes to the annual accounts, decreased with the non-amortized costs of incorporation and extension and the non-amortized costs for research and development, does not fall below the amount of the paid-up capital (or, if higher, the issued capital), increased with the amount of non-distributable reserves (which include, as the case may be, the unamortized part of any revaluation surpluses).

In addition, pursuant to Belgian law and our Articles of Association, we must allocate an amount of 5% of our Belgian GAAP annual net profit to a legal reserve in its stand-alone statutory accounts, until the legal reserve amounts to 10% of our share capital. Our legal reserve currently does not meet this requirement nor will it meet the requirement at the time of the closing. Accordingly, 5% of our Belgian GAAP annual net profit during future years will need to be allocated to the legal reserve, further limiting our ability to pay out dividends to its shareholders.

For information regarding the Belgian withholding tax applicable to dividends and related U.S. reimbursement procedures, see “Taxation — Material Belgian Tax Consequences.”

B. Significant Changes

None.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our ADSs have been listed on Nasdaq Capital Market under the symbol “MDXH” since November 4, 2021. Prior to that date, there was no public trading market for out ADSs. Our ordinary shares have been trading on the regulated market of Euronext in Brussels under the symbol “MDXH” since June 2006. Prior to that date, there was no public trading market for our ADSs or our ordinary shares. No significant trading suspensions have occurred in the prior three years.

B. Plan of Distribution

Not applicable.

C. Markets

For information regarding the stock exchanges and regulated markets on which our ADSs and ordinary share are listed, see Item 9A. “Offer and Listing Details.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issuer

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The information set forth in the final prospectus dated November 3, 2021 as part of our Registration Statement on Form F-1 (File No. 333- 260213), declared effective by the SEC on November 3, 2021, under the headings “Description of Share Capital and Articles of Association—Articles of Association and Other Share Information” is incorporated herein by reference.

C. Material Contracts

For information on our material contracts entered into during the two years immediately preceding the date of the filing of this annual report, please refer to “Item 4B. Business Overview” and “Item 7.B Related Party Transactions” of this annual report.

D. Exchange Controls

There are no Belgian exchange control regulations that impose limitations on our ability to make, or the amount of, cash payments to residents of the United States.

We are in principle under an obligation to report to the National Bank of Belgium certain cross-border payments, transfers of funds, investments and other transactions in accordance with applicable balance-of-payments statistical reporting obligations. Where a cross-border transaction is carried out by a Belgian credit institution on our behalf, the credit institution will in certain circumstances be responsible for the reporting obligations.

E. Taxation

Material U.S. Federal Income Tax Consequences

General

The following is a discussion of the material U.S. federal income tax consequences to U.S. Holders and Non-U.S. Holders, both as defined below, of the ownership and disposition of the ADSs as of the date of this report. This discussion is based on the provisions of the Internal Revenue Code of 1986, as amended, or the “Code,” the applicable U.S. Treasury regulations promulgated and proposed thereunder, judicial decisions and current administrative rulings and guidance, all of which are subject to change, possibly on a retroactive basis. This discussion applies to you only if you acquire the ADSs and hold such ADSs as a capital asset within the meaning of Section 1221 of the Code (generally, held for investment). The U.S. Internal Revenue Service, or the “IRS,” may challenge the tax consequences described below, and we have not requested, nor will we request, a ruling from the IRS or an opinion of counsel with respect to the U.S. federal income tax consequences of acquiring, holding or disposing of the ADSs. This discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to the ownership of the ADSs. In particular, the discussion does not address tax consequences that depend upon an investor’s particular tax circumstances nor does it cover any state, local or foreign law, the possible application of the U.S. federal estate or gift tax laws. You are urged to consult your own tax advisor regarding the application of the U.S. federal income tax laws to your particular situation as well as any state, local, foreign and U.S. federal estate and gift tax consequences resulting from the ownership and disposition of the ADSs. In addition, this discussion does not take into account special U.S. federal income tax rules that apply to particular categories of holders of the ADSs, including, without limitation, the following:

●	dealers, brokers or traders in securities electing to use a mark-to-market method of accounting;

●	banks, thrifts or other financial institutions;

●	individual retirement or tax-deferred accounts;

●	insurance companies;

●	tax-exempt organizations;

●	regulated investment companies or real estate investment trusts;

●	persons holding the ADSs as part of a hedging, straddle or conversion transaction for U.S. federal income tax purposes;

●	persons required for U.S. federal income tax purposes to conform the timing of income accruals to their financial statements under Section 451 of the Code;

●	persons whose functional currency for U. S. federal income tax purposes is not the U.S. dollar;

●	persons subject to the alternative minimum tax;

●	persons that own, or are treated as owning, 10% or more, by voting power or value, of our outstanding common stock (including common stock represented by ADSs);

●	certain former U.S. citizens and residents who have expatriated; or

●	persons receiving the ADSs pursuant to the exercise of employee stock options or otherwise as compensation.

U.S. Holders

For purposes of the discussion below, you are a “U.S. Holder” if you are a beneficial owner of the ADSs that is:

●	an individual United States citizen or resident alien of the United States (as specifically defined for United States federal income tax purposes);

●	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to United States federal income tax regardless of its source; or

●	a trust (x) if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (y) that, if it was in existence on August 20, 1996, was treated as a U.S. person prior to that date and has a valid election in effect under applicable United States Treasury regulations to be treated as a U.S. person.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds the ADSs, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partnership holding the ADSs or a partner in such partnership, you should consult your tax advisor with respect to the U.S. federal income tax consequences of the ownership and disposition of the ADSs by the partnership.

General

In general, a U.S. Holder of the ADSs will be treated as owning the underlying shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying shares represented by those ADSs. The U.S. Department of the Treasury has expressed concern that parties to whom ADSs are released before shares are delivered to the Depositary (“pre-release”), or intermediaries in the chain of ownership between holders and the issuer of the security underlying the ADSs, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of ADSs. These actions would also be inconsistent with the claiming of the preferential rate of tax, described below, applicable to dividends received by certain non-corporate U.S. Holders. Accordingly, the creditability of Belgian taxes, and the availability of the preferential tax rate for dividends received by certain non-corporate U.S. Holders, each as described below, could be affected by actions taken by such parties or intermediaries.

Distributions

Subject to the “passive foreign investment company”, or PFIC, rules discussed below, the amount of any cash distribution (other than in liquidation) that you receive with respect to the ADSs including the amount of any Belgian taxes actually withheld therefrom (described below in “— Material Belgian Tax Consequences”) generally will be taxed to a U.S. Holder as dividend income to the extent such distribution does not exceed our current or accumulated earnings and profits, or E&P, as calculated for U.S. federal income tax purposes. Such income will be includable in your gross income as ordinary income on the date of receipt by the Depositary. Dividends received by individuals and certain other non-corporate U.S. Holders from “qualified foreign corporations” are taxed at the rate of either 0 percent, 15 percent or 20 percent, depending upon the particular taxpayer’s U.S. federal income tax bracket; provided that the recipient-shareholder has held his or her shares as a beneficial owner for more than 60 days during the 121-day period beginning on the date which is 60 days before the shares’ ex-dividend date. A foreign corporation is a “qualified foreign corporation” if the stock with respect to which it pays dividends is traded on an established securities market in the United States, provided that the foreign corporation is not a PFIC.

The ADSs will be traded on an established securities market in the United States, although we cannot guarantee that the ADSs will be so traded in the future. If we are not a PFIC and we are treated as a qualified foreign corporation, dividends we pay with respect to the ADSs would be eligible for the reduced rates of taxation described in this paragraph. We do not expect to be treated as a PFIC for our current taxable year. However, our PFIC status for any taxable year is an annual determination that can be made only after the end of that year and will depend on the composition of our income and assets and the value of our assets from time to time. No assurance can be given that the IRS will not disagree and seek to treat us as a PFIC. If we are a PFIC with respect to a particular U.S. Holder, dividends received from us would be taxed at regular ordinary income tax rates and certain other rules will apply. See “Passive Foreign Investment Company (PFIC),” below. Holders of Company ADSs should consult their own tax advisors regarding the availability of a reduced dividend tax rate in light of their own particular circumstances.

To the extent any distribution exceeds our E&P, the distribution will first be treated as a tax-free return of capital to the extent of your adjusted tax basis in the ADSs and will be applied against and reduce such basis on a dollar-for-dollar basis (thereby increasing the amount of gain and decreasing the amount of loss recognized on a subsequent disposition of such ADSs). To the extent that such distribution exceeds your adjusted tax basis, the distribution will be taxed as gain recognized on a sale or exchange of ADSs. However, because we do not maintain calculations of our E&P under U.S. federal income tax principles, it is expected that distributions will generally be reported to U.S. Holders as dividends. Because we are not a U.S. corporation, no dividends-received deduction will be allowed to corporations with respect to dividends paid by us.

For U.S. foreign tax credit limitation purposes, dividends received on ADSs will be treated as foreign source income and will generally constitute “passive category income,” or in the case of certain holders, “general category income.” You may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of Belgian taxes actually withheld on dividends paid on ADSs. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. However, if we are a “U.S.-owned foreign corporation,” solely for foreign tax credit purposes, a portion of the dividends allocable to our U.S. source earnings and profits may be re-characterized as U.S. source. A “U.S.-owned foreign corporation” is any foreign corporation in which U.S. persons own, directly or indirectly, 50% or more (by vote or by value) of the stock. In general, U.S.-owned foreign corporations with less than 10% of earnings and profits attributable to sources within the United States are excepted from these rules. Although we don’t believe we are currently a “U.S.-owned foreign corporation,” we may become one in the future. In such case, if 10% or more of our earnings and profits are attributable to sources within the United States, a portion of the dividends paid on the ADSs allocable to our U.S. source earnings and profits will be treated as U.S. source, and, as such, a U.S. Holder may not offset any foreign tax withheld as a credit against U.S. federal income tax imposed on that portion of dividends. The rules governing U.S. foreign tax credits are complex, and we recommend that you consult your tax advisor regarding the applicability of such rules to you.

Sale, Exchange or Other Disposition of ADSs

Subject to the PFIC rules discussed below, generally, in connection with the sale, exchange or other disposition of ADSs:

●	you will recognize capital gain or loss equal to the difference (if any) between the amount realized on such sale, exchange or other disposition and your adjusted tax basis in such ADSs;

●	such gain or loss will be long-term capital gain or loss if your holding period for such ADSs is more than one year at the time of the sale or other disposition;

●	such gain or loss will generally be treated as U.S. source for U.S. foreign tax credit purposes; and

●	your ability to deduct capital losses is subject to limitations.

Long-term capital gains recognized by individuals and certain other non-corporate taxpayers are taxed at preferential rates. If the consideration received upon the sale or other taxable disposition of ADSs is paid in foreign currency, the amount realized will be the U.S. dollar value of the payment received, translated at the spot rate of exchange on the date of taxable disposition. If ADSs are treated as traded on an established securities market, a cash basis U.S. Holder and an accrual basis U.S. Holder who has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS) will determine U.S. dollar value of the amount realized in foreign currency by translating the amount received at the spot rate of exchange on the settlement date of the sale. An accrual basis United States Holder that does not make the special election will recognize exchange gain or loss to the extent attributable to the difference between the exchange rates on the sale date and the settlement date, and such exchange gain or loss generally will constitute ordinary income or loss.

Passive Foreign Investment Company (PFIC)

In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 50% or more of value of its assets (based on an average of the quarterly values of the assets during such taxable year) consists of assets that produce, or are held for the production of, passive income, or (ii) 75% or more of its gross income consists of passive income. A separate determination must be made after the close of each fiscal year as to whether a non-U.S. corporation is a PFIC for that year. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, investment gains and certain rents and royalties. Cash is generally a passive asset for these purposes. The value goodwill is generally treated as an active asset if it is associated with business activities that produce active income.

Based on the current estimates, and expected future composition, of our income and the value of our assets, including goodwill, we do not expect to be a PFIC for our current taxable year. However, our PFIC status for any taxable year is an annual determination that can be made only after the end of that year and will depend on the composition of our income and assets and the value of our assets from time to time. The determination of whether we are a PFIC is fact-intensive and the applicable law is subject to varying interpretation. There can be no assurance that the IRS will agree with our position or that the IRS will not successfully challenge our position including our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets.

If we are treated as a PFIC, gain realized on the sale, exchange or other disposition of your ADSs would in general not be treated as capital gain. Instead, such gain would be allocated ratably over your holding period for the ADSs. The amounts allocated to the taxable year of the sale, exchange or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for such year, together with an interest charge on the tax attributable to each such year. If we are a PFIC for any year during a U.S. Holder’s holding period for ADSs, we generally will continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which such U.S. Holder owns the ADSs. Dividends received from ADSs will not be eligible for the special tax rates applicable to qualified dividend income for certain non-corporate U.S. Holder if we were treated as a PFIC with respect to the U.S. Holder, either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income. Further, any distribution in respect of ADSs in excess of 125 percent of the average annual distributions on ADSs received by a U.S. Holder during the preceding three years or such U.S. Holder’s holding period, whichever is shorter, would be allocated ratably over the U.S. Holder’s holding period for ADSs and subject to taxation as described with respect to sales, exchanges or other dispositions above. Certain elections may be available that would result in alternative treatments such as mark-to-market treatment of the ADSs.

3.8% Medicare Tax on “Net Investment Income”

Certain U.S. Holders that are individuals, estates, and certain trusts are subject to a 3.8% tax on all or a portion of their “net investment income,” which may include any gain realized or amounts received with respect to their ADSs, to the extent of their net investment income that, when added to other modified adjusted gross income, exceeds $200,000 for a single taxpayer (or a qualifying head of household), $250,000 for married taxpayers filing a joint return (or a qualifying widower), or $125,000 for a married taxpayer filing a separate return. U.S. Holders should consult their own tax advisors with respect to the applicability of the net investment income tax.

Information Reporting and Backup Withholding

Except in the case of corporations or other exempt holders, amounts received by a U.S. Holder in connection with distributions, if any, paid by Company with respect to ADSs and proceeds from the sale, exchange or other disposition of ADSs may be subject to U.S. information reporting requirements and backup withholding unless the U.S. Holder provides an accurate taxpayer identification number and complies with certain certification procedures or otherwise establishes an exemption from backup withholding. Backup withholding is not an additional tax and amounts withheld may be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that certain required information is timely furnished to the IRS.

U.S. Holders who are individuals (and under proposed regulations, certain entities) and who own “specified foreign financial assets” with an aggregate value in excess of $50,000 on the last day of the tax year (or more than $75,000 at any time during the tax year) are generally required to file an information statement along with their tax returns, currently on IRS Form 8938, with respect to such assets, subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution) “Specified foreign financial assets” include securities issued by a non-U.S. issuer (which would include ADSs) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Individuals who fail to report the required information could be subject to substantial penalties, and such individuals should consult their own tax advisors concerning the application of these rules to their investment in ADSs.

TAX MATTERS CAN BE COMPLICATED. THE FOREGOING DISCUSSION OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES IS NOT INTENDED TO BE A COMPLETE ANALYSIS OR DESCRIPTION OF ALL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF ADSS. IN ADDITION, THE DISCUSSION DOES NOT ADDRESS TAX CONSEQUENCES THAT DEPEND UPON INDIVIDUAL CIRCUMSTANCES. THIS DISCUSSION DOES NOT ADDRESS ANY U.S. FEDERAL TAX CONSEQUENCES OTHER THAN INCOME TAX OR ANY FOREIGN, STATE OR LOCAL TAX CONSIDERATIONS, NOR ANY TAX CONSEQUENCES OF ANY TRANSACTION OTHER THAN THE OWNERSHIP AND DISPOSITION OF ADSS. ACCORDINGLY, YOU ARE STRONGLY URGED TO CONSULT YOUR OWN TAX ADVISOR TO DETERMINE THE PARTICULAR U.S. FEDERAL, STATE, LOCAL, OR FOREIGN INCOME OR OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF ADSS TO YOU.

Non-United States Holders

For purposes of this discussion, if you are not a U.S. Holder (as defined above), you are a “Non-U.S. Holder”.

Distributions on the ADSs

You generally will not be subject to U.S. federal income tax or withholding on distributions made on the ADSs unless:

●	you conduct a trade or business in the U.S., and

●	the distributions are effectively connected with the conduct of that trade or business (or, under certain income tax treaties, such distributions are attributable to a permanent establishment that you maintain in the United States).

If you meet the two tests above, you generally will be subject to tax in respect of such distributions in the same manner as a U.S. Holder, as described above. In addition, any effectively connected distributions received by a non-U.S. corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30-percent rate or such lower rate as may be provided by an applicable income tax treaty.

Sale, Exchange or Other Disposition of the ADSs

Generally, you will not be subject to U.S. federal income tax or withholding in respect of gain recognized on a sale, exchange or other disposition of the ADSs unless:

●	your gain is effectively connected with a trade or business that you conduct in the United States (or, under certain income tax treaties, such gain is attributable to a permanent establishment that you maintain in the United States), or

●	you are an individual Non-U.S. Holder and are present in the United States for at least 183 days in the taxable year of the sale, exchange or other disposition, and certain other conditions exist.

If you meet either of the two tests above, you will be subject to tax in respect of any gain effectively connected with your conduct of a trade or business in the United States generally in the same manner as a U.S. Holder, as described above. Effectively connected gains realized by a non-U.S. corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a rate of 30-percent or such lower rate as may be provided by an applicable income tax treaty.

Backup Withholding and Information Reporting

Payments, including distributions and proceeds from sales, exchanges or other dispositions in respect of the ADSs that are made in the United States or by a U.S.-related financial intermediary will be subject to U.S. information reporting rules. In addition, such payments may be subject to U.S. federal backup withholding. You will not be subject to backup withholding provided that:

●	you are a corporation or other exempt recipient, or

●	you provide your correct U.S. federal taxpayer identification number and certify, under penalties of perjury, that you are not subject to backup withholding.

Amounts withheld under the backup withholding rules may be credited against your U.S. federal income tax, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS in a timely manner.

FATCA

The Foreign Account Tax Compliance Act (or “FATCA”) generally imposes a U.S. federal withholding tax of 30% on dividends on the ADSs paid to a “foreign financial institution” (as specially defined under these rules), unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise establishes an exemption. FATCA also generally imposes a U.S. federal withholding tax of 30% on dividends on the ADSs paid to a ”non-financial foreign entity” (as specially defined under these rules) unless such entity provides the withholding agent with a certification identifying certain substantial direct and indirect U.S. owners of the entity, certifies that there are none or otherwise establishes an exemption. The withholding obligations under FATCA generally apply to payments of dividends (including constructive dividends) on the ADSs. Under certain circumstances, a Non-U.S. Holder might be eligible for refunds or credits of such taxes. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph.

Additionally, FATCA may impose a 30% withholding tax on payments of gross proceeds from the sale, exchange or redemption of property that gives rise to U.S.-source dividends or interest, including the ADSs. The IRS recently issued Proposed Treasury Regulations that eliminate withholding on payments of gross proceeds. Pursuant to the Proposed Treasury Regulations, the issuer and any withholding agent may (but are not required to) rely on this proposed change to FATCA withholding until the final regulations are issued. Non-U.S. Holders are encouraged to consult with their own tax advisors regarding the possible application of FATCA to their ownership of the ADSs.

Material Belgian Tax Consequences

General

The following paragraphs are a summary of material Belgian tax consequences of the ownership of ADSs by an investor. The summary is based on laws, treaties and regulatory interpretations in effect in Belgium on the date of this document, all of which are subject to change, including changes that could have retroactive effect.

The summary only discusses Belgian tax aspects which are relevant to U.S. holders of ADSs (“Holders”). This summary does not address Belgian tax aspects which are relevant to persons who are residents in Belgium or engaged in a trade or business in Belgium through a permanent establishment or a fixed base in Belgium. This summary does not purport to be a description of all of the tax consequences of the ownership of ADSs, and does not take into account the specific circumstances of any particular investor, some of which may be subject to special rules, or the tax laws of any country other than Belgium. This summary does not describe the tax treatment of investors that are subject to special rules, such as banks, insurance companies, collective investment undertakings, dealers in securities or currencies, persons that hold, or will hold, ADSs in a position in a straddle, share-repurchase transaction, conversion transactions, synthetic security or other integrated financial transactions. Investors should consult their own advisers regarding the tax consequences of an investment in ADSs in the light of their particular circumstances, including the effect of any state, local or other national laws, treaties and regulatory interpretation thereof.

In addition to the assumptions mentioned above, it is also assumed in this discussion that for purposes of the domestic Belgian tax legislation, the owners of ADSs will be treated as the owners of the ordinary shares represented by such ADSs. However, the assumption has not been confirmed by or verified with the Belgian Tax Administration.

For the purposes of this summary, ADSs or ordinary shares means ordinary shares represented by ADSs. Both terms are used interchangeably.

Dividend Withholding Tax

As a general rule, a withholding tax of 30% is levied on the gross amount of dividends paid on or attributed to the ordinary shares represented by the ADSs, subject to such relief as may be available under applicable domestic or tax treaty provisions. Dividends subject to the dividend withholding tax include all benefits attributed to the ordinary shares represented by the ADSs, irrespective of their form. A reimbursement of fiscal capital made in accordance with the Belgian Companies and Associations Code is partly considered to be a distribution of the existing taxed reserves (irrespective whether incorporated into the capital or not) and/or the tax-free reserves incorporated into the capital. The proportion is determined on the basis of the ratio between certain taxed reserves and tax-free reserves incorporated into the capital on the one hand and, on the other hand, the aggregate of such reserves and the fiscal capital. In principle, fiscal capital includes paid-up statutory share capital, and subject to certain conditions, the paid-up issue premiums and the cash amounts subscribed to at the time of the issue of profit sharing certificates.

In case of a redemption by us of own shares represented by ADSs, the redemption distribution (after deduction of the portion of fiscal capital represented by the redeemed shares) will be treated as a dividend which in certain circumstances may be subject to a withholding tax of 30%, subject to such relief as may be available under applicable domestic or tax treaty provisions. In case of a liquidation of our Company, any amounts distributed in excess of the fiscal capital will be subject to a 30% withholding tax, subject to such relief as may be available under applicable domestic or tax treaty provisions.

For non-residents, the dividend withholding tax will be the only tax on dividends in Belgium, unless the non-resident holds ADSs in connection with a business conducted in Belgium, through a fixed base in Belgium or a Belgian permanent establishment.

Relief of Belgian Dividend Withholding Tax

Under the Belgium-United States Tax Treaty (the “Treaty”), there is a reduced Belgian withholding tax rate of 15% on dividends paid by us to a U.S. resident which beneficially owns the dividends and is entitled to claim the benefits of the Treaty under the limitation of benefits article included in the Treaty, (a “Qualifying Holder”). If such Qualifying Holder is a company that owns directly at least 10% of our voting stock, the Belgian withholding tax rate is further reduced to 5%. No withholding tax is however applicable if the Qualifying Holder, is: (i) a company that is a resident of the United States that has owned directly ADSs representing at least 10% of our capital for a 12-month period ending on the date the dividend is declared, or (ii) a pension fund that is a resident of the United States, provided that such dividends are not derived from the carrying on of a business by the pension fund or through an associated enterprise.

Under the normal procedure, we or our paying agent must withhold the full Belgian withholding tax (without taking into account the Treaty rate). Qualifying Holders may make a claim for reimbursement for amounts withheld in excess of the rate defined by the Treaty. The reimbursement form (Form 276 Div-Aut.) may be obtained from the Centre Etrangers, Team 6, Kruidtuinlaan 50, PO 3429, 1000 Brussels, Belgium or online on the website of the Belgian tax authorities. Qualifying Holders may also, subject to certain conditions, obtain the reduced Treaty rate at source. Qualifying Holders should deliver a duly completed Form 276 Div-Aut. no later than ten days after the date on which the dividend is paid or attributed. U.S. holders should consult their own tax advisors as to whether they qualify for reduction in withholding tax upon payment or attribution of dividends, and as to the procedural requirements for obtaining a reduced withholding tax upon the payment of dividends or for making claims for reimbursement.

Withholding tax is also not applicable, pursuant to Belgian domestic tax law, on dividends paid to certain U.S. pension funds provided that the U.S. pension fund (i) qualifies as a non-resident saver for Belgian withholding tax purposes (i.e., it has a separate legal personality and fiscal residence outside of Belgium and without a permanent establishment or fixed base in Belgium), (ii) has a corporate purpose that consists solely in managing and investing funds collected in order to pay legal or complementary pensions, (iii) has activity that is limited to the investment of funds collected in the exercise of its statutory purpose, without any profit making activity and (iv) is exempt from income taxes in the United States. Furthermore, such pension fund may not contractually be obligated to redistribute the dividends to any beneficial owner of such dividends for whom it would manage the ADSs nor obligated to pay a manufactured dividend with respect to the ADSs under a securities borrowing transaction (save in certain particular cases as described in Belgian law) and subject to certain procedural formalities.

Under Belgian domestic tax law, a withholding tax exemption is available to dividends paid to a non-resident corporate shareholder (located in a Member State of the European Union or in a country with which Belgium has entered in a double tax treaty including sufficient information exchange provisions) provided that (i) at the date of payment or attribution of the dividend it holds a participation in our company representing at least 10% of our share capital, (ii) this holding is held or will be held in full ownership for an uninterrupted period of at least one year, (iii) this non-resident corporate shareholder is tax resident of the country where it is established according to the tax laws of and the bilateral tax treaties established by such country, (iv) this non-resident corporate shareholder is subject to a corporate income tax regime similar to Belgian corporate income tax regime without benefitting from a tax regime that derogates from the ordinary tax regime and (v) its legal form is (similar to one of the legal forms) listed in the annex of the E.U. directive dated 23 July 1990 (90/435/EC) as amended by the directive of 22 December 2003 (2003/123/EC). This reduced withholding tax will apply provided that certain procedural formalities are complied with.

Finally, a withholding tax exemption is available, pursuant to Belgian domestic tax law, to dividends paid to a non-resident corporate shareholder (located in the European Economic Area or in a country with which Belgium has entered in a double tax treaty including sufficient information exchange provisions) to the extent that at the date of payment or attribution of the dividend it holds a participation in our company representing less than 10% of our share capital but the acquisition value of which is at least €2.5 million and provided that certain other conditions are met, i.e., that (i) this holding is held or will be held in full ownership for an uninterrupted period of at least one year (ii) this non-resident corporate shareholder is subject to a corporate income tax regime similar to Belgian corporate income tax regime without benefitting from a tax regime that derogates from the ordinary tax regime, and (iii) its legal form is (similar to one of the legal forms) listed in the annex I, part A, of the E.U. directive dated 30 November 2011 (2011/96/EU) as amended by the directive of 8 July 2014 (2014/86/EU). This reduced withholding tax will apply only if and to the extent that the ordinary Belgian withholding tax cannot be credited or reimbursed to the non-resident corporate shareholder referred to above and subject to certain procedural formalities.

Capital Gains and Losses

Pursuant to the Treaty, capital gains and/or losses realized by a Qualifying Holder from the sale, exchange or other disposition of ADSs do not fall within the scope of application of Belgian domestic tax law.

Capital gains realized on ADSs by a corporate Holder which is not entitled to claim the benefits of the Treaty under the limitation of benefits article included in the Treaty are generally not subject to taxation in Belgium unless the corporate Holder is acting through a Belgian permanent establishment or a fixed place in Belgium to which the ADSs are effectively connected. Capital losses are not deductible.

Private individual Holders who are not entitled to claim the benefits of the Treaty under the limitation of benefits article included in the Treaty and which are holding ADSs as a private investment will, as a rule, not be subject to tax on any capital gains arising out of a disposal of ADSs. Losses will, as a rule, not be deductible in Belgium.

However, if the gain realized by such individual Holders on ADSs is deemed to be realized outside the scope of the normal management of such individual’s private estate and the capital gain is obtained or received in Belgium, the gain will in principle be taxable at 33%. The Official Commentary to the ITC 1992 stipulates that occasional transactions on a stock exchange regarding ADSs should not be considered as transactions realized outside the scope of normal management of one’s own private estate.

Capital gains realized by such individual Holders on the disposal of ADSs for consideration, outside the exercise of a professional activity, to a non-resident company (or a body constituted in a similar legal form), to a foreign state (or one of its political subdivisions or local authorities) or to a non-resident legal entity who is established outside the European Economic Area, are in principle taxable at a rate of 16.5% if, at any time during the five years preceding the sale, such individual Holders has owned directly or indirectly, alone or with his/her spouse or with certain relatives, a substantial shareholding in us (that is, a shareholding of more than 25% of our shares).

Capital gains realized by a Holder upon the redemption of ADSs or upon our liquidation will generally be taxable as a dividend. See section “Dividend Withholding Tax.”

Estate and Gift Tax

There is no Belgian estate tax on the transfer of ADSs upon the death of a Belgian non-resident.

Donations of ADSs made in Belgium may or may not be subject to gift tax in Belgium depending on the modalities under which the donation is carried out.

Belgian Tax on Stock Exchange Transactions

A tax on stock exchange transactions (taxe sur les opérations de bourse/taks op de beursverrichtingen) is generally levied on the purchase and the sale and on any other acquisition and transfer for consideration of existing ADSs on the secondary market carried out by a Belgian resident investor through a professional intermediary if (i) executed in Belgium through a professional intermediary, or (ii) deemed to be executed in Belgium, which is the case if the order is directly or indirectly made to a professional intermediary established outside of Belgium, either by private individuals having their usual residence in Belgium, or legal entities for the account of their seat or establishment in Belgium.

The applicable rate amounts to 0.35% of the consideration paid but with a cap of €1,600 per transaction and per party. The tax is due separately from each party to any such transaction, i.e., the seller (transferor) and the purchaser (transferee), both collected by the professional intermediary.

However, if the intermediary is established outside of Belgium, the tax will in principle be due by the ordering private individual or legal entity, unless that individual or entity can demonstrate that the tax has already been paid. Professional intermediaries established outside of Belgium can, subject to certain conditions and formalities, appoint a Belgian representative for tax purposes, which will be liable for the tax on stock exchange transactions in respect of the transactions executed through the professional intermediary.

Belgian non-residents who purchase or otherwise acquire or transfer, for consideration, ADSs in Belgium for their own account through a professional intermediary may be exempt from the tax on stock exchange transactions if they deliver a sworn affidavit to the intermediary in Belgium confirming their non-resident status. A tax on repurchase transactions (taxe sur les reports/taks op de reportverrichtingen) at the rate of 0.085%. will be due from each party to any such transaction entered into or carried out in Belgium by a Belgian resident investor in which a stockbroker acts for either party (with a maximum amount of €1,600 per transaction and per party).

No stock exchange tax, nor tax on repurchase transactions is payable by: (i) professional intermediaries described in Article 2, 9° and 10° of the Belgian Act of August 2, 2002 acting for their own account, (ii) insurance companies described in Article 2, §1 of the Belgian Act of 9 July 1975 acting for their own account, (iii) professional retirement institutions referred to in Article 2, 1° of the Belgian Act of October 27, 2006 relating to the control of professional retirement institutions acting for their own account, (iv) collective investment institutions acting for their own account, or (v) regulated real estate companies (for the stock exchange tax only).

No stock exchange tax, nor tax on repurchase transactions will thus be due by Holders on the subscription, purchase or sale of ADSs, if the Holders are acting for their own account. In order to benefit from this exemption, the Holders must file with the professional intermediary in Belgium a sworn affidavit evidencing that they are non-residents for Belgian tax purposes.

Belgian Annual Tax on Securities Accounts

Pursuant to the Belgian Act of February 17, 2021, introducing a new annual tax on securities accounts due on securities accounts held through an intermediary if the average value of the taxable financial instruments held on this securities account exceeds €1 million during a reference period of 12 consecutive months. This new annual tax on securities accounts is introduced because the previous tax on securities accounts was annulled by the Belgian Constitutional Court.

The annual tax on securities accounts is due irrespective of whether the holder of a securities account is a physical person or a legal entity. If the holder of a securities account is a Belgian resident, the annual tax on securities accounts will be applicable both to securities accounts held in Belgium as well as securities accounts held abroad. For non-residents, only securities accounts held in Belgium fall in scope of the annual tax on securities accounts. A double tax treaty could prevent Belgium to levy the annual tax on securities accounts.

Certain exemptions exist to mitigate the impact of the annual tax on securities accounts on the financial sector. As such, securities accounts held by certain financial undertakings are exempt.

All securities held on a securities account are targeted, such as shares, bonds, participations in investment funds and investment companies, but also derived products, such as index trackers, turbos, real estate certificates and cash. The rate of the annual tax on securities accounts amounts to 0.15% on securities accounts of which the average value exceeds €1 million during a reference period of 12 consecutive months. In order to avoid that the payment of the tax would result in a decrease of the average value below the €1 million threshold, the rate is limited to 10% of the difference between the taxable base and €1 million in those cases. The reference period is a subsequent period of 12 months starting on October 1 and ending September 30 of the subsequent year or (i) any earlier date when the account is closed; or (ii) the moment when the account holder becomes a resident of a state with which Belgium has concluded a tax treaty and the tax treaty allocates the taxing rights to the other state. The average value is calculated by taking the average of the securities accounts values on December 31, March 31, June 30 and September 30.

The tax must be declared and paid by the Belgian resident intermediary with whom the securities account is held. If a securities account is held with a non-resident intermediary, the holder of the securities account itself is responsible for the declaration and the payment of the annual tax on securities accounts. Alternatively, the foreign intermediary could also voluntarily appoint a recognized responsible representative in Belgium to declare and pay the tax.

In case of non-declaration, late, inaccurate or incomplete declaration, as well as non-payment or late payment, a penalty varying from 10% to 200% of the tax due can be imposed. Every holder of the securities account is jointly and severally liable to pay these penalties. The Act furthermore includes a general anti-abuse provision pursuant to which the following is not allowed: (i) distributing taxable financial instruments over different securities accounts to avoid the threshold of €1 million for an individual account, (ii) converting taxable financial instruments into nominative securities (the latter are out of scope of the tax); (iii) transferring a securities account to a foreign legal entity which then transfers the securities to a foreign securities account, etc. In the aforementioned circumstances, there is a refutable presumption that abuse exists. However, the Act also includes situations in which there is an irrefutable presumption of abuse. As such, the following transactions taking place as of October 30, 2020 onwards will be considered to constitute abuse: (i) splitting of a securities account into multiple securities accounts held by the same intermediary; and (ii) the conversion of taxable financial instruments held in a securities account to nominal financial instruments.

Prospective Holders should consult their own tax advisors as to whether they are subject to the new annual tax on securities accounts.

Proposed Financial Transactions Tax

On February 14, 2013, the European Commission published a proposal for a Directive for a common financial transactions tax (“FTT”) in Belgium, Germany, Greece, Spain, France, Italy, Austria, Portugal, Slovenia, Estonia and Slovakia (collectively, the “Participating Member States”). On December 8, 2015, Estonia declared that it will no longer support the FTT.

The proposed FTT has a very broad scope and could, if introduced in its current form, apply to certain dealings in ADSs in certain circumstances. The FTT could apply in certain circumstances to persons both within and outside of the Participating Member States. Generally, it would apply to certain dealings in ADSs where at least one party is a financial institution, and at least one party is established in a Participating Member State.

A financial institution may be, or be deemed to be, “established” in a Participating Member State in a broad range of circumstances, including by transacting with a person established in a Participating Member State.

Currently, the proposed FTT remains subject to further negotiations between the Participating Member States (excluding Estonia). It may therefore be adjusted prior to any implementation, of which the timing and fate remains unclear. Moreover, additional E.U. Member States could decide to participate or drop out of the negotiations. Prospective Holders of ADSs are advised to seek their own professional advice in relation to the FTT.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers and under those requirements file reports with the SEC. Those reports may be inspected without charge at the locations described below. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our supervisory and executive board members and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. Nevertheless, we file with the SEC an annual report containing financial statements that have been examined and reported on, with and opinion expressed by an independent registered public accounting firm, and we submit quarterly interim consolidated financial data to the SEC under cover of the SEC’s Form 6-K.

We maintain a corporate website at www.mdxhealth.com. We intend to post our annual report on our website promptly following it being filed with the SEC. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report. We have included our website address in this annual report solely as an inactive textual reference.

The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as MDxHealth, that file electronically with the SEC.

With respect to references made in this annual report to any contract or other document of MDxHealth, such references are not necessarily complete and you should refer to the exhibits attached or incorporated by reference to this annual report for copies of the actual contract or document.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Credit Risk

Credit risk arises from cash and cash equivalents, short-term bank deposits, as well as credit exposure to collaboration partners. Credit risk refers to the risks that counterparty will default on its contractual obligations resulting in financial loss to the Group.

At the end of 2021, the Company operated with more than 1,000 different customers, systematically reducing credit risk compared to prior periods.

In the U.S. healthcare system, and particularly within the molecular diagnostic CLIA-laboratory industry, where there are rapid technological advances in diagnostic services, companies provide services to healthcare professionals and their patients, while being reimbursed from commercial and governmental insurance systems. Often these services are provided out-of-network and without supplier contracts. As a result, there is reimbursement risk, separate from credit risk that is characterized by uncertainty in reimbursement value, delays in payment, and ultimately non-payment. This impacts the Company’s revenue recognition and cash collections.

In addition to reimbursement risk associated with commercial third-party payors, credit risk may also arise from amounts due directly from patients. In many cases, payors will cover the entire cost of testing. For example, for tests that falls under the Clinical Laboratory Fee Schedule, there is no co-payment, co-insurance or deductible for patients covered under traditional Medicare. However, patients covered by commercial insurance companies may be responsible for a co-payment, co-insurance, and/or deductible depending on the health insurance plan and individual patient benefit. Credit risk exists for those patients who cannot meet their co-payment or deductible portions.

Customers’ compliance with agreed credit terms is regularly and closely monitored. Trade accounts receivable amounted to $4.6 million as of December 31, 2021, and no allowance for expected credit loss was recorded. The Company applies the simplified approach to providing for expected credit losses (ECL) prescribed by IFRS 9, which requires the use of the lifetime expected loss provision for all trade receivables. No ECL has been recorded for other financial assets carried at amortized cost as there is no related credit risk.

The credit risk on cash and cash equivalents of $58.5 million is limited given that the counterparties are banks with high credit scores attributed by international rating agencies.

Interest Rate Risk

Our cash consists of cash in readily available checking accounts and money market accounts. As a result, the fair value of our portfolio is relatively insensitive to interest rate changes. Our long-term debt bears interest at a fixed rate and therefore has no exposure to changes in interest rates.

Foreign Currency

Our European operations, including all sales and expenses, are denominated in Euros. At the end of each reporting period, these assets and liabilities are converted to U.S. dollars at the then-applicable foreign exchange rate. As a result, our business is affected by fluctuations in exchange rates between the U.S. dollar and foreign currencies. We enter into limited foreign currency hedging transactions to mitigate our exposure to foreign currency exchange risks. Exchange rate fluctuations may adversely affect our expenses, results of operations, financial position and cash flows. However, to date, these fluctuations have not been significant and a movement of 10% in U.S. dollar to the Euro exchange rate would not have a material effect on our results of operations.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

The Bank of New York Mellon, as depositary, registers and delivers American Depositary Shares, or ADSs. Each ADS represent ten ordinary shares (or a right to receive ten ordinary shares) deposited with ING Belgium SA/NV, as custodian for the depositary in Belgium. Each ADS also represents any other securities, cash or other property that may be held by the depositary. The deposited ordinary shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered and its principal executive office are located at 240 Greenwich Street, New York, New York 10286.

A deposit agreement among us, the depositary and the ADS holders sets out the ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs. A copy of the Agreement is incorporated by reference as an exhibit to this annual report.

For additional information on our ADSs, please refer to Exhibit 2 “Description of Securities” of this annual report.

Fees and Expenses

Persons depositing or withdrawing ordinary shares or ADS holders must pay:		For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	●	Issuance of ADSs, including issuances resulting from a distribution of ordinary shares or rights or other property
	●	Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
$.05 (or less) per ADS	●	Any cash distribution to ADS holders
A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and the ordinary shares had been deposited for issuance of ADSs	●	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders
$.05 (or less) per ADS per calendar year	●	Depositary services
Registration or transfer fees	●	Transfer and registration of ordinary shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw ordinary shares
Expenses of the depositary	●	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement)
	●	Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or ordinary shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	●	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	●	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing ordinary shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates, or the custodian or we may convert currency and pay U.S. dollars to the depositary. Where the depositary converts currency itself or through any of its affiliates, the depositary acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligation to act without negligence or bad faith. The methodology used to determine exchange rates used in currency conversions made by the depositary is available upon request. Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to ADS holders, and the depositary makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate. In certain instances, the depositary may receive dividends or other distributions from us in U.S. dollars that represent the proceeds of a conversion of foreign currency or translation from foreign currency at a rate that was obtained or determined by us and, in such cases, the depositary will not engage in, or be responsible for, any foreign currency transactions and neither it nor we make any representation that the rate obtained or determined by us is the most favorable rate and neither it nor we will be liable for any direct or indirect losses associated with the rate.

PART II

ITEM 13. DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Initial Public Offering

On November 8, 2021, we closed our initial public offering in the United States (the “Offering”) of 3,750,000 American Depositary Shares (each representing 10 ordinary shares of the Company with no nominal value per share), at a price of $12.00 per ADS, for total gross proceeds of $45.0 million before deducting underwriting discounts and commissions and estimated offering expenses. We incurred aggregate underwriting discounts of approximately $3.2 million and expenses of approximately $1.6 million, resulting in net proceeds to us of approximately $40.2 million. The effective date of the registration statement, File No. 333-260213, for the Offering was November 3, 2021. Piper Sandler & Co. acted as book-running manager for the Offering. Oppenheimer & Co. Inc. acted as our bookrunning underwriter and BTIG, LLC and KBC Securities USA LLC acted as underwriters for the Offering.

The Offering commenced on November 4, 2021 and did not terminate before all of the securities registered in the registration statement were sold. The net proceeds from the Offering have been used, and will continue to be used, as described in the final prospectus for the offering filed with the U.S. Securities and Exchange Commission on November 5, 2021. None of the net proceeds of the Offering have been paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer (principal executive officer) and our chief financial officer (principal financial officer), has evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of the end of the period covered by this annual report on Form 20-F.

Based on the foregoing, our chief executive officer (principal executive officer) and chief financial officer (principal financial officer) concluded that, as of December 31, 2021, our disclosure controls and procedures were effective and ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer (principal executive officer) and chief financial officer (principal financial officer), to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies, and because MDxHealth is an emerging growth company under the JOBS Act.

Changes in Control over Financial Reporting

There has been no change in our internal control over financial reporting during the year ended December 31, 2021 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

Not applicable.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Currently, our audit committee consists of three directors: Regine Slagmulder, Lieve Verplancke and Hilde Windels. The members of the audit committee must have a collective expertise relating to the activities of the Company, and at least one member of the audit committee must have the necessary competence in accounting and auditing, including qualifying as an “audit committee financial expert” as defined under the Exchange Act. Our board of directors has determined that Regine Slagmulder and Hilde Windels each qualify as an “audit committee financial expert,” as defined by SEC rules and regulations. Regine Slagmulder, Lieve Verplancke, and Hilde Windels are independent under Belgian law and the Nasdaq Stock Market listing requirements.

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics that is applicable to all of our, and our subsidiaries’, directors, officers and employees. The Code of Business Conduct and Ethics is available on our website at www.mdxhealth.com. Our board is responsible for overseeing the Code of Business Conduct and Ethics. Any waiver of the Code of Business Conduct and Ethics for our directors or executive officers (including our principal financial officers) may be made only by the Board and will be disclosed to the public as required by law or under applicable listing rules. Waivers of the Code of Business Conduct and Ethics for other employees may be made only by our Chief Executive Officer or Compliance Officer and will be reported to our Audit Committee. All amendments to Code of Business Conduct and Ethics Code must be approved by the Board or a committee thereof and, if applicable, shall be promptly disclosed to the public as required by law or under applicable listing rules.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

BDO Réviseurs d’Entreprises SRL, has served as our independent registered public accounting firm for 2021 and 2020. Our accountants billed the following fees to us for professional services in each of those fiscal years:

	Year ended December 31,
	2020	2021
Audit fees for statutory and consolidated financials	$85,000	$182,125
Audit-related and other fees	$10,000	$200,221
Tax Fees	$0	$0
Total	$95,000	$382,346

“Audit Fees” are the aggregate fees billed for the audit of our annual financial statements.

“Audit-Related Fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under Audit Fees. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC. In 2020 and in 2021, “Audit-Related Fees” also includes fees billed for professional services regarding our initial public offering.

“Tax Fees” are the aggregate fees billed for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning related services.

“Other Fees” relate to services provided with respect to the initial public offering in the U.S.

Audit and Non-Audit Services Pre-Approval Policy

The Audit Committee’s policy is to pre-approve all audit and permissible non-audit services to be performed by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. All such services provided in fiscal 2021 were pre-approved by the Audit Committee. The Audit Committee has delegated pre-approval authority to its chairman when necessary due to timing considerations. Any services pre-approved by such chairman must be reported to the full Audit Committee at its next scheduled meeting.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Differences between Our Corporate Governance Practices and the Listing Rules of the Nasdaq Stock Market

The listing rules of the Nasdaq Stock Market include certain accommodations in relation to corporate governance requirements that allow foreign private issuers, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of the Nasdaq Stock Market. The application of such exceptions requires that we disclose each instance of non-compliance with the Nasdaq Stock Market listing rules that we do not follow and describe the Belgian corporate governance practices that we do follow in lieu of the relevant Nasdaq Stock Market corporate governance standard.

We intend to continue to follow Belgian corporate governance practices in lieu of the corporate governance requirements of the Nasdaq Stock Market in respect of the following:

●	Quorum at Shareholder Meetings. Nasdaq Stock Market Listing Rule 5620(c) requires that for any meeting of shareholders, the quorum must be no less than 33.33% of the outstanding shares of common voting stock. There is no general quorum requirement under Belgian law for ordinary meetings of shareholders, except in relation to decisions regarding certain matters. See “Description of Share Capital and Articles of Association — Articles of Association and Other Share Information — Description of the Rights and Benefits Attached to Our Shares — Quorum and majorities.”

●	Nomination and Remuneration Committee. Nasdaq Stock Market Listing Rule 5605(d)(2) requires that compensation of officers must be determined by, or recommended to, the board of directors for determination, either by a majority of the independent directors, or a compensation committee comprised solely of independent directors. Nasdaq Stock Market Listing Rule 5605(e) requires that director nominees be selected, or recommended for selection, either by a majority of the independent directors or a nominations committee comprised solely of independent directors. Under Belgian law, we are not subject to any such requirements. In particular, we are not required by Belgian law to set up any compensation or nominations committees within our board of directors, and are therefore not subject to any Belgian legal requirements as to the composition of such committees. However, our articles of association provide that our board of directors may form committees from among its members. Accordingly, our board of directors has set up and appointed a nomination and remuneration committee. Pursuant to article 7:100 of the Belgian Companies and Associations Code, only a majority of the members of the remuneration committee should in principle meet the independence criteria referred to in article 7:87 of the Belgian Companies and Associations Code and set out in provision 3.5 of the Belgian Corporate Governance Code. Pursuant to provision 4.19 of the Belgian Corporate Governance Code, only a majority of the members of the remuneration committee must qualify as independent.

●	Charters. Nasdaq Stock Market Listing Rules 5605(c)(1), (d)(1) and (e)(2) require that each committee of the board of directors must have a formal written charter. Pursuant to the Belgian Corporate Governance Code, our board of directors has drawn up a corporate governance charter including, amongst others, the internal rules of our committees.

●	Independent Director Majority. Nasdaq Stock Market Listing Rules 5605(b)(1) and (2) require that a majority of the board of directors must be comprised of independent directors and that independent directors must have regularly scheduled meetings at which only independent directors are present. We are not required under Belgian law to have a majority of independent directors on our board of directors. However, our articles of association provide that our board of directors must be comprised of at least three directors, of which, pursuant to our corporate governance charter and provision 3.4 of the Belgian Corporate Governance Code, at least three directors must be independent directors under Belgian law. Furthermore, in line with the provisions of the Belgian Companies and Associations Code and the Belgian Corporate Governance Code, the nomination and remuneration committee should consist of a majority of independent directors, and the audit committee should have at least one independent director among its members

●	Meetings of Independent Directors. Nasdaq Stock Market Listing Rule 5605(b)(2) requires that independent directors must have regularly scheduled meetings at which only independent directors are present. We do not intend to require our independent directors to meet separately from the full board of directors on a regular basis or at all, although the board of directors is supportive of its independent members voluntarily arranging to meet separately from the other members of our board of directors when and if they wish to do so.

●	Stockholder Approval of Equity Compensation Arrangements. Nasdaq Stock Market Listing Rule 5635(c) requires shareholder approval when a plan or other equity compensation arrangement is established or materially amended. Under Belgian law the establishment or amendment of equity compensation arrangements does not require a prior approval by the general shareholders’ meeting. However, pursuant to Belgian law our shareholders must decide any issuance of new equity, as a general matter. As mentioned in section “Description of Share Capital and Articles of Association — Articles of Association and Other Share Information — Capital increases decided by the board of directors.”, the shareholders may also authorize the board of directors, within certain limits, to issue new equity (including equity compensation arrangements) in the framework of the so-called authorized capital. By virtue of a resolution of our extraordinary general shareholders’ meeting of May 27, 2021, our board of directors was authorized to issue equity (including equity compensation arrangements) in the framework of the authorized capital. Furthermore, the compensation of director mandates is subject to an approval by the general shareholders’ meeting. See also “Management — Compensation of Our Directors and Executive Management”. In the future, we intend to keep following Belgian home country rules and practice.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See pages F-1 through F-42 of this annual report.

ITEM 18. FINANCIAL STATEMENTS

Not applicable.

ITEM 19. EXHIBITS

Exhibit Index

The following exhibits are filed as part of this annual report:

Exhibit No.	Description of Exhibit	Form	File No.	Filing Date	Filed Herewith
1.1	Articles of Association of MDxHealth SA (English Translation)	F-1	333-260213	October 13, 2021
1.2	Corporate Governance Charter of MDxHealth SA (English Translation)	F-1	333-260213	October 13, 2021
2.1	Form of Deposit Agreement	F-1/A	333-260213	October 28, 2021
2.2	Form of American Depositary Receipt	F-1/A	333-260213	October 28, 2021
2.3	Description of Securities registered under Section 12 of the Exchange Act				X
4.1	March 2012 Stock Option Plan (English Translation)*	F-1	333-260213	October 13, 2021
4.2	May 2012 Stock Option Plan (English Translation)*	F-1	333-260213	October 13, 2021
4.3	May 2014 Stock Option Plan (English Translation)*	F-1	333-260213	October 13, 2021
4.4	May 2017 Stock Option Plan (English Translation)*	F-1	333-260213	October 13, 2021
4.5	2019 Stock Option Plan (English Translation)*	F-1	333-260213	October 13, 2021
4.6	2021 Share Option Plan (English Translation)*	F-1	333-260213	October 13, 2021
4.7	Form of Indemnification Agreement between MDxHealth and each of its officers and directors	F-1	333-260213	October 13, 2021
4.8	Employment Agreement between MDxHealth and Joseph Sollee dated April 14, 2008 and amended January 27, 2014*	F-1	333-260213	October 13, 2021
4.9	Executive Employment Agreement between MDxHealth and Michael K. McGarrity dated February 18, 2019*	F-1	333-260213	October 13, 2021
4.10	Executive Employment Agreement between MDxHealth and John Bellano dated May 21, 2019*	F-1	333-260213	October 13, 2021
4.11	Executive Employment Agreement between MDxHealth and Ron Kalfus dated July 18, 2019*	F-1	333-260213	October 13, 2021
4.12	Amended and Restated License Agreement between The Johns Hopkins University and MDxHealth dated September 1, 2004#	F-1	333-260213	October 13, 2021
4.13	Amendment No. 1 to Restated License Agreement between The Johns Hopkins University and MDxHealth dated April 15, 2005#	F-1	333-260213	October 13, 2021
4.14	Agreement for the Provision of a Loan Facility between Kreos Capital VI (UK) Limited and MDxHealth dated September 23, 2019	F-1	333-260213	October 13, 2021
4.15	Deed of Amendment to Loan Facility Agreement between Kreos Capital VI (UK) Limited and MDxHealth dated April 19, 2021	F-1	333-260213	October 13, 2021
4.16	Amendment and Restatement Agreement relating to Convertible Loan Agreement between Kreos Capital VI (UK) Limited and MDxHealth dated April 19, 2021	F-1	333-260213	October 13, 2021

4.17	U.S. Small Business Administration Paycheck Protection Program Note, issued by the Company to Customers Bank	F-1/A	333-260213	October 28, 2021
4.18	Lease Agreement between Alton Corporate Plaza LLC and MDxHealth dated December 17, 2019	F-1	333-260213	October 13, 2021
4.19	First Amendment to Lease Agreement between Alton Corporate Plaza LLC and MDxHealth dated April 23, 2020	F-1	333-260213	October 13, 2021
4.20	Second Amendment to Lease Agreement between Alton Corporate Plaza LLC and MDxHealth dated March 23, 2021	F-1	333-260213	October 13, 2021
4.21	Subscription Agreement between MDxHealth and MVM V LP and MVM GP (No. 5) LP dated April 24, 2020	F-1	333-260213	October 13, 2021
8.1	List of subsidiaries of the registrant				X
12.1	Certificate of Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				X
12.2	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				X
13.1	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				X
13.2	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				X
23.1	Consent of BDO Réviseurs d’Entreprises SRL, Independent Registered Public Accounting Firm	F-1/A	333-260213	October 28, 2021
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Inline XBRL for the cover page of this Annual Report on Form 20-F (embedded within the Inline XBRL document)

*	Indicates management compensatory plan, contract or arrangement.
#	Certain confidential portions of this Exhibit were omitted by means of marking such portions with brackets (“[***]”) because the identified confidential portions (i) are not material and (ii) would be competitively harmful if publicly disclosed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MDXHEALTH, SA

/s/ Michael McGarrity
By:	Michael McGarrity
Title:	Chief Executive Officer

Date: April 25, 2022

MDxHealth SA

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

MDxHealth SA

Herstal, Belgium

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of MDxHealth SA (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BDO Réviseurs d’Entreprises SRL

We have served as the Company's auditor since 2004.

Zaventem, Belgium

April 25, 2022

PCAOB ID #1432

Consolidated statement of profit or loss

Thousands of $ (except per share amounts) For the years ended December 31	Notes	2021	2020	2019
Services	3	21,937	18,064	11,443
Licenses	3	250	250	250
Royalties and other revenues	3/6	52	146	92
Revenues		22,239	18,460	11,785
Cost of goods & services sold	3	(11,675)	(10,416)	(11,755)
Gross profit		10,564	8,044	30
Research and development expenses	4	(6,673)	(4,543)	(8,997)
Selling and marketing expenses	4	(17,744)	(16,752)	(17,809)
General and administrative expenses	4	(14,149)	(13,990)	(15,196)
Other operating income (expense), net	6	1,161	118	(1,197)
Operating loss		(26,841)	(27,123)	(43,169)
Financial income	7	11	4	10
Financial expenses	7	(2,172)	(1,543)	(516)
Loss before income tax		(29,002)	(28,662)	(43,675)
Income tax	8	0	0	575
Loss for the year		(29,002)	(28,662)	(43,100)

Loss per share attributable to parent
Basic and diluted, $	18	(0.24)	(0.34)	(0.69)

Consolidated statement of comprehensive income

Thousands of $ For the years ended December 31	Notes	2021	2020	2019
Loss for the year		(29,002)	(28,662)	(43,100)

Other comprehensive income (loss)
Items that will be reclassified to profit or loss:
Exchange differences arising from translation of foreign operations		264	(383)	253
Total other comprehensive income (loss)		264	(383)	253

Total comprehensive loss for the year (net of tax)		(28,738)	(29,045)	(42,847)

Consolidated statement of financial position

Thousands of $ For the years ended December 31	Notes	2021	2020
ASSETS
Non-current assets
Intangible assets	9	3,448	5,058
Property, plant and equipment	10	1,671	973
Right-of-use assets	10	3,347	2,734
Total non-current assets		8,466	8,765

Current assets
Inventories	11	1,911	2,324
Trade receivables	12/17	4,582	3,771
Prepaid expenses and other current assets	12	1,615	1,043
Cash and cash equivalents	13/17	58,498	15,953
Total current assets		66,606	23,091
TOTAL ASSETS		75,072	31,856

EQUITY
Share capital	20	128,454	76,716
Issuance premium	20	153,177	136,349
Accumulated deficit		(244,302)	(215,300)
Share-based compensation	22	10,607	9,385
Translation reserve		(1,037)	(1,301)
Total equity		46,899	5,849

LIABILITIES
Non-current liabilities
Loans and borrowings	14/17	7,651	10,279
Lease liabilities	14	2,624	2,017
Other non-current financial liabilities	14/17	1,466	690
Total non-current liabilities		11,741	12,986

Current liabilities
Loans and borrowings	14/17	4,441	2,818
Lease liabilities	14	840	757
Trade payables	16/17	7,455	5,320
Other current liabilities	16	2,735	3,217
Other current financial liabilities	14/17	961	909
Total current liabilities		16,432	13,021
Total liabilities		28,173	26,007
TOTAL EQUITY AND LIABILITIES		75,072	31,856

Consolidated statement of changes in equity

	Attributable to owners of mdxhealth sa
Thousands of $	Share capital & issuance premium	Accumulated Deficit	Share-based compensation	Translation reserve	Total equity
Notes	20		22
Balance at January 1, 2019	189,608	(143,538)	7,218	(1,171)	52,117
Loss for the year		(43,100)			(43,100)
Other comprehensive income				253
Total comprehensive income for the year		(43,100)		253	(42,847)

Transactions with owners in their capacity as owners:
Issuance of shares	10,040				10,040
Deduction of transaction costs	(458)				(458)
Share-based compensation costs			872		872
Balance at December 31, 2019	199,190	(186,638)	8,090	(918)	19,724

Balance at January 1, 2020	199,190	(186,638)	8,090	(918)	19,724
Loss for the year		(28,662)			(28,662)
Other comprehensive income				(383)	(383)
Total comprehensive income for the year		(28,662)		(383)	(29,045)

Transactions with owners in their capacity as owners:
Issuance of shares	14,186				14,186
Deduction of transaction costs	(311)				(311)
Share-based compensation costs			1,295		1,295
Balance at December 31, 2020	213,065	(215,300)	9,385	(1,301)	5,849

Balance at January 1, 2021	213,065	(215,300)	9,385	(1,301)	5,849
Loss for the year		(29,002)			(29,002)
Other comprehensive income				264	264
Total comprehensive income for the year		(29,002)		264	(28,738)

Transactions with owners in their capacity as owners:
Issuance of shares	75,339				75,339
Deduction of transaction costs	(6,773)				(6,773)
Share-based compensation costs			1,222		1,222
Balance at December 31, 2021	281,631	(244,302)	10,607	(1,037)	46,899

Consolidated statement of cash flow

Thousands of $ For the years ended December 31	Notes	2021	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES
Operating loss		(26,841)	(27,123)	(43,169)
Depreciation and amortization	9/10	3,036	3,332	3,420
Impairment	9/10	0	273	6,292
Share-based compensation	22	1,222	1,295	872
Other non-cash transactions		(325)	26	1
Cash used in operations before working capital changes		(22,908)	(22,197)	(32,584)

Increase (-) / Decrease (+) in inventories	11	413	(1,132)	615
Increase (-) / Decrease (+) in receivables	12	(1,383)	2,851	12,188
Increase (+) in payables	16/17	1,330	234	(2,508)
Net cash outflow from operating activities		(22,548)	(20,244)	(22,289)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	10	(896)	(537)	(73)
Interests received		11	0	0
Net cash outflow from investing activities		(885)	(537)	(73)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of shares (net of transaction costs)	20	68,566	13,875	9,582
Proceeds from the issuance of long-term debt	14	0	2,316	10,111
Payment of long-term debt	14	0	0	(589)
Payment of lease liability	14	(1,057)	(831)	(815)
Payment of interest	7	(1,011)	(1,070)	(324)
Net cash inflow from financing activities		66,498	14,290	17,965

Net increase (+) / Decrease (-) in cash and cash equivalents		43,065	(6,491)	(4,397)

Cash and cash equivalents at beginning of the financial year		15,953	22,050	26,203
Effect on exchange rate changes		(520)	394	244
Cash and cash equivalents at end of the financial year	13/17	58,498	15,953	22,050

NOTE 1: Status and principal activity

When used in this report, all references to “MDxHealth”, the “company”, “we”, “our” and “us” refer to MDxHealth, SA and its subsidiaries. MDxHealth is a limited liability company domiciled in Belgium, with offices and labs in Belgium, the United States and The Netherlands.

MDxHealth is a molecular diagnostics company that develops and commercializes advanced epigenetic and other molecular tests for cancer assessment and the personalized treatment of patients. Applying its DNA methylation platform and proprietary biomarkers, the Company helps address a large and growing unmet medical need for better cancer diagnosis and treatment information. The Company develops and commercializes advanced molecular diagnostic products for personalized cancer treatment that provide physicians with tools to aid in the diagnosis and or prognosis of cancers, and aid in the physician’s ability to predict disease progression and response to therapy. MDxHealth’s products and pipeline cover primarily urologic cancers, but in addition, MDxHealth has numerous proprietary biomarkers for other solid cancer types ready for development.

MDxHealth offers its laboratory solutions from our state-of-the-art, 13,448 sqft, College of American Pathologists (CAP)-accredited and Clinical Laboratory Improvement Amendments of 1988 (“CLIA”) certified, molecular laboratory facility located at its U.S. headquarters in Irvine, California. MDxHealth also operates a molecular laboratory facility, MDxHealth B.V., located in Nijmegen, the Netherlands. This site is ISO 13485:2016 certified and operates a management quality system with the following scope: The design and development, manufacture, service laboratory activities and client services of in vitro diagnostic test kits, in vitro diagnostic reagents used for molecular diagnostic detection of oncological diseases.

The Company is headquartered in Belgium. The parent company, MDxHealth SA, has its registered and corporate office in Cap Business Center, Rue d’Abhooz 31, 4040 Herstal, Belgium. MDxHealth, Inc., the Company’s U.S. subsidiary, is located at 15279 Alton Parkway, Suite 100, Irvine, CA 92618, United States. MDxHealth B.V., the Company’s Dutch subsidiary, is located at Transistorweg 5, 6534 Nijmegen, The Netherlands.

The functional and presentation currency is the US Dollar.

NOTE 2: Summary of Significant Accounting policies

2.1. Basis of preparation and statement of compliance

MDxHealth’s consolidated financial statements of have been prepared in accordance with the International Financial Reporting Standards (IFRS) and interpretations issued by the IFRS Interpretation Committee (IFRS-IC) applicable to companies reported under IFRS. The financial statements comply with IFRS as issued by the International Accounting Standards Board (IASB) and as adopted by the EU (“EU-IFRS”), collectively “IFRS”.

The principal accounting policies applied in the preparation of the consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. All amounts are presented in thousands of US Dollars ($) unless otherwise indicated, rounded to the nearest thousand.

2.2. Basis of consolidation

The consolidated financial statements incorporate the financial statements of MDxHealth SA (Belgium) and its wholly-owned subsidiaries, including MDxHealth Inc. (United States), and MDxHealth BV (The Netherlands) for each fiscal year ending on December 31.

Subsidiaries are all entities over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. The acquisition method of accounting is used to account for business combinations by the Company.

All intercompany balances, profits and transactions are eliminated upon consolidation.

2.3. Going Concern

The Company has experienced net losses and significant cash used in operating activities since its inception in 2003, and as of December 31, 2021, had an accumulated deficit of $244.3 million, a net loss of $29.0 million, and net cash used in operating activities of $22.5 million. Management expects the Company to continue to incur net losses and have significant cash outflows for at least the next twelve months. While these conditions, among others, could raise doubt about its ability to continue as a going concern, these consolidated financial statements have been prepared assuming that the Company will continue as a going concern. This basis of accounting contemplates the recovery of its assets and the satisfaction of liabilities in the normal course of business. A successful transition to attaining profitable operations is dependent upon achieving a level of positive cash flows adequate to support the Company’s cost structure.

As of December 31, 2021, the Company had cash and cash equivalents of $58.5 million. Taking into account the above financial situation and on the basis of the most recent business plan, the Company believes that it has sufficient cash to be able to continue its operations for at least the next twelve months from the date of issuance of these financial statements, and accordingly has prepared the consolidated financial statements assuming that it will continue as a going concern. This assessment is based on forecasts and projections within management’s most recent business plan as well as the Company’s expected ability to realize cost reductions should these forecasts and projections not be met.

2.4. Use of estimates and judgments

Management makes certain critical accounting estimates and management judgment when applying the Company’s accounting policies, which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Estimates and judgments are continuously evaluated based on historical experience and other factors, including expectations of future events, which are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.

The areas where assumptions and estimation uncertainties in the financial statements have potentially the most significant effect in 2021, are listed below:

Revenue recognition (see Note 3):

The Company analyzes historical collection data on a quarterly basis and makes adjustments to its estimates. In accordance with IFRS 15, revenue is recognized where such variable consideration is included in the transaction price only to the extent that it is highly probable that the amount of revenue recognized will not be subject to significant future reversals as a result of subsequent re-estimation.

Deferred income tax (see Note 8)

Management estimates unused tax credits and tax losses to the extent that it is probable that taxable profit will be available against which the tax credits and tax losses can be utilized. On December 31, 2021, the Company had a consolidated net tax loss carried forward amounting to $305,022,000 (2020: $276,166,000; 2019: $279,752,000), implying a potential deferred tax asset of $76,255,500 (2020: $69,041,000; 2019: $82,751,000). No deferred tax assets have been recognized on December 31, 2021, 2020 and 2019.

Impairment Testing (see Note 9 and 10)

Management periodically assesses whether there are events or circumstances that indicate that the carrying amount of the intangible or tangible asset may not be recoverable. When such indications exist, management estimates the recoverable amount and records an impairment accordingly.

Management estimates indications exist that intangible assets ConfirmMDx and SelectMDx could be impaired and has accordingly performed an impairment test which is described in Note 9. Key underlying estimates are considered to be cashflows and the weighted average cost of capital.

In addition, as of December 31, 2021, 2020, and 2019, the Company had no outstanding goodwill remaining after the company fully impaired its goodwill in 2019.

Share-Based Payments (see Note 22)

Management estimates the fair value of the equity-settled share-based payment transactions by using the Black-Scholes option valuation model:

●	The dividend return is estimated by reference to the historical dividend payment of the Company. Currently, this is estimated to be zero as no dividends have been paid since inception.

●	The expected volatility was determined using the average volatility of the stock over the last two years at the date of grant.

●	Risk-free interest rate is based on the interest rate applicable for the 10Y Belgian government bond at the grant date

Going Concern (note 2.3)

Management needs to make significant judgements whether the Company will have sufficient liquidity to continue operations during the next twelve months. We refer to Note 2.3 for management assessment.

Financial liabilities (note 14)

Other financial liabilities are accounted for at fair value through P&L and include

●	the contingent consideration related to the acquisition of NovioGendix in 2015. The fair value of this contingent consideration is reviewed on a regular basis and includes management’s estimates related to the risk-adjusted future cash flows of different scenarios discounted using appropriate interest rates. The structure of the possible scenarios and the probability assigned to each one of them is reassessed by management at every reporting period and requires judgement from management about the outcome and probability of the different scenarios.

●	the derivative financial liability for the initial Kreos drawdown fee of €630,000 ($713,538) that initially is based upon the evolution of the share price of MDxHealth and also includes management’s estimates on probabilities that either payment or conversion will be requested by Kreos.

2.5. New Standards, Interpretations and Amendments

2.5.1. New Standards, Interpretations and Amendments adopted by the Company

The accounting policies have been consistently applied by the Company and are consistent with those used in previous years.

In the current financial year, the Company has applied the amendments to IFRS standards issued by the IASB for the annual period starting on 1 January 2021. This adoption has not had any material impact on the disclosures or on the amounts reported in these financial statements.

2.5.2. Standards and Interpretations issued but not yet effective in the current period

Certain new accounting standards and amendments to standards have been published but were not mandatory for 31 December 2021 reporting period. No amendments to standards that are issued but not yet effective are considered to affect the Company’s accounting policies or any of the disclosures when applied for the first time.

2.6. Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The Company’s functional and presentation currency is the U.S. dollar based on the continuing development of the commercial activities in the U.S. market.

Foreign currency transactions are translated into the functional currency using the exchange rates at the date of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognized in profit or loss.

The results and financial positions of foreign operations that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

●	Assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that balance sheet

●	Income and expenses for each statement of profit or loss and statement of comprehensive income are translated at average exchange rates, and

●	All resulting exchange differences are recognized in other comprehensive income.

2.7. Revenue recognition

Performance obligations and timing of revenue recognition

The majority of the Company’s revenue is derived from laboratory services with revenue recognized at a point in time when control of the services has transferred to the customer. This is generally when the test results are delivered to the customer.

Minor other Company’s revenue is derived from license fees and royalties:

●	License fees are recognized when the Company has fulfilled all conditions and obligations. If the Company has continuing performance obligations towards the fees, the fee will be recognized on a straight-line basis over the contractual performance period.

●	Royalties are recognized as revenue once the amounts due can be reliably estimated based on the sale of the underlying products and services and when the collection of the royalties can be reasonably assured.

License up-front (signature fees) and non-refundable fees for access to prior research results and databases are recognized when earned, if the Company has no continuing performance obligations and all conditions and obligations are fulfilled. If the Company has continuing performance obligations towards the fees, the fee will be recognized on a straight-line basis over the contractual performance period.

Royalties are generated from the sales by third parties of products or services which incorporate the Company’s proprietary technology. Royalties are recognized as revenue once the amounts due can be reliably estimated based on the sale of the underlying products and services and when the collection of the royalties can be reasonably assured.

Determining the transaction price

A large portion of the Company’s revenues are derived from Medicare, which has set a fixed price (via a Local Coverage Determination or “LCD”) for the Company’s ConfirmMDx test. Therefore, the amount of revenue recognized from Medicare for ConfirmMDx is determined by reference to the fixed price in the LCD.

For other commercial insurance companies for ConfirmMDx, SelectMDx, and Urinary Tract Infection (UTI) where there is no certainty of the amount that will be paid for services rendered, the Company uses historical collection data – on an individual payor basis – to estimate its future collection and corresponding revenues that should be recognized for each type of test.

The Company analyzes historical collection data on a monthly basis and makes monthly adjustments to its estimates. In accordance with IFRS 15, revenue is recognized where such a variable consideration is included in the transaction price only to the extent that it is highly probable that the amount of revenue recognized will not be subject to significant future reversals as a result of subsequent re-estimation.

When historical collection data is insufficient to estimate future collections, the Company defaults to cash basis, meaning that revenues will not be recognized until actual cash payment is received from the payor.

Total revenue in any given year includes amounts related to tests performed in previous years as:

●	unrecognized amounts are collected;

●	recognized amounts are collected for different amounts than initially accrued for; and

●	balances outstanding for more than 12 months are reversed.

2.8. Segment information

Information for the Company’s operating segments has been determined by reference to the information used by the chief operating decision maker (“CODM”) of the Company to review the performance of the Company and in making decisions on allocation of resources, the nature of the activities and the management structure and accountabilities. The Company’s CEO has been identified as the chief operating decision maker in accordance with his designated responsibility for the allocation of resources to operating segments and assessing their performance through periodic reporting. The CODM periodically reviews the Company’s performance based on information at a company level.

The Company does not distinguish different business segments since most revenues are generated from clinical laboratory service testing, or the out-licensing of the Company’s patented DNA methylation platform and biomarkers. On an ancillary and opportunistic basis, the Company may engage in contracting out its R&D and scientific expertise to commercial and non-commercial entities. The Company is not organized, nor does it operate along business lines and all functions supported all the Company’s commercial endeavors.

2.9. Externally acquired intangible assets

Intangible assets are recognized on business combinations if they are separable from the acquired entity or give rise to other contractual/legal rights. The amounts ascribed to such intangibles are determined using appropriate valuation techniques.

Externally generated intangible assets are carried at their cost less any accumulated amortization and any accumulated impairment losses. Externally acquired patents and software licenses are initially recognized at cost and are subsequently amortized on a straight-line basis over their estimated useful lives on the following basis:

●	Patents: shorter of 5 years or the remaining patent life

●	Software: shorter of 5 years or the software license period

●	Developed technology: 10 years

●	In-Process Research and Development: indefinite until the completion or abandonment of the associated research and development effort.

2.10. Internally generated intangible assets (development costs)

Development costs are capitalized if it can be demonstrated that:

●	It is technically feasible to develop the product for it to be sold;

●	Adequate resources are available to complete the development;

●	There is an intention to complete and sell the product;

●	The Company is able to sell the product;

●	Sale of the product will generate future economic benefits; and,

●	Expenditures on the project can be measured reliably.

Internally generated intangible assets are carried at their cost less any accumulated amortization and any accumulated impairment losses. Amortization over the asset’s useful life shall begin when the asset is available for use.

2.11. Property, plant and equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation and impairment. Repair and maintenance costs are charged to the income statement as incurred. Gains and losses on the disposal of property, plant and equipment are included in other income or expenses. Depreciation is charged to write off the cost or valuation of assets over their useful lives, using the straight-line method, on the following basis:

●	Equipment: 5 years

●	IT hardware and software: 3 years

●	Furniture: 5 years

●	Vehicles: 5 years

●	Leasehold improvements: in line with the lease agreement period

2.12. Right-of-use assets and liabilities

Right-of-use assets:

The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life (see 2.11) and the lease term. Right-of-use assets are subject to impairment.

Lease liabilities:

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating a lease, if the lease term reflects the Company exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs. In calculating the present value of lease payments, the Company uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

Short-term leases and leases of low-value assets:

The Company applies the short-term lease recognition exemption to its short-term leases of machinery and equipment (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered of low value (i.e., below $5,000). Lease payments on short-term leases and low-value assets are recognized in the consolidated statement of profit or loss as incurred.

2.13. Impairment of assets

Intangible assets that have an indefinite useful life are not subject to amortizations and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

2.14. Inventories

Inventories are initially recognized at cost, and subsequently at the lower of cost and net realizable value. Cost comprises merely purchase costs, as the inventory consists solely of raw materials. Raw materials are not ordinarily interchangeable, and they are as such accounted for using the specific identification of their individual cost.

The Company does not account for work in progress and finished products.

2.15. Government Grants

A government grant is only recorded as a receivable when (i) the grant has been approved by the granting party, (ii) the amounts are measurable, and (iii) the Company believes it will meet the conditions necessary to be able to receive/use the grant.

Government grants are recognized as other operating income over the life of the grant as the required or planned activities are performed and the related costs are incurred, and when there is reasonable assurance that the Company will comply with the conditions of the grant.

2.16. Cash and cash equivalents

Cash and cash equivalents are carried on the balance sheet at nominal value. For the purposes of the cash flow statements, cash and cash equivalents comprise cash on hand, deposits held on call with banks, other short-term highly liquid investments and bank overdrafts. Bank overdrafts, if any, are included in borrowings included in current liabilities.

2.17. Taxation

Current tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date.

Deferred income tax is provided in full using the “balance sheet liability method”, on temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax liabilities are recognized for all taxable differences. Deferred tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

2.18. Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

2.19. Financial Assets

The financial assets consist mainly of trade receivables and other current assets (deposits).

Classification and measurement on initial recognition

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Company’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Company has applied the practical expedient, the Company initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component or for which the Company has applied the practical expedient are measured at the transaction price.

Trade receivables do not carry any interest and are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment based on expected credit losses, where applicable.

Subsequent measurement

After initial recognition, trade receivables and some other current assets are measured at amortized cost using the effective interest method, less provision for impairment based on expected credit losses.

2.20. Financial Liabilities

The financial liabilities consist mainly of loans and borrowings, lease liabilities, trade and other payables and other financial liabilities that include derivative financial liabilities and contingent consideration related to business combinations.

2.20.1. Measurement on initial recognition

At initial recognition financial liabilities are measured at fair value minus transaction costs unless the financial liability is carried at fair value through profit or loss, in which case the transaction costs are immediately recognized in profit or loss. The best estimate of the fair value at initial recognition is usually the transaction price, represented by the fair value of the consideration given or received in exchange for the financial instrument. Any difference between the fair value estimated by the entity and the transaction price (“day one gain or loss”) is recognized:

●	in the income statement if the estimate is evidenced by a quoted price in an active market; and

●	deferred as an adjustment to the carrying amount of the financial instrument in all other cases.

The fair value of the contingent consideration payable at the date of acquisition is computed as the sum of the probability weighted values of the fair values of the purchase prices associated with each of the potential product development routes. The fair value of each route is in turn computed as the sum of the survival probability discounted present values of the contingent payments in each such route including the milestone and commercialization payments. Any other financial liability included in the consideration payable for a business combination is recorded at fair value at the date of acquisition.

The fair value of the financial derivative financial instrument related to the initial drawdown fee of the loan which is either convertible into shares or repayable at 150% is computed as the sum of the probability weighted values of the fair values associated with each of the possible outcomes further described in note 14.

2.20.2. Subsequent measurement

After initial recognition, loans & borrowings, lease liabilities, trade and other payables, are measured at amortized cost using the effective interest method. The contingent consideration and the derivative financial liability of the Kreos-drawdown fee are measured at fair value are reviewed on a regular basis, and at least at each reporting date, and any changes in fair value are recorded in the consolidated statement of profit and loss.

2.21. Retirement benefit schemes and employee savings schemes

Payments to defined contribution employee savings schemes are charged as an expense as they fall due. The Company does not offer nor operate any material defined benefit schemes for its employees. With respect to Belgian pension plans and as explained in Note 21, the Company has considered the potential impact of the employer’s legal obligation to guarantee a minimum return on the Belgian pension plans and that this was assessed not to be significant.

2.22. Share-based compensation plans for personnel, directors and business associates

The Company grants stock options in accordance with several share-based compensation plans in consideration for services performed by personnel, directors and business associates. The cost of the services rendered is measured at the fair value of the granted options and recognized as an expense in the statement of profit or loss. The corresponding credit is recorded directly into equity.

The estimate of the number of options which will ultimately vest is revised at each reporting date. The change in estimate is recorded as an expense with a corresponding correction in equity.

The received amount, less directly attributable transaction costs, will be recorded as share capital and share premium when the options are exercised.

NOTE 3: Revenue and Cost of goods & services sold

Revenue

Thousands of $ For the years ended December 31	2021	2020	2019
Services	21,937	18,064	11,443
Licenses	250	250	250
Royalties and other revenues	52	146	92
Total revenue	22,239	18,460	11,785

Revenues related to services are recognized at a point in time while licenses, royalties and other revenues are generally recognized over time as described in Note 2.7.

The Company did not recognize any contract assets or contracts liabilities.

Total revenue for 2021 was $22,239,000, an increase of 20% as compared to total revenue of $18,460,000 for 2020. Revenues from sales of ConfirmMDx accounted for 91% and 94% of total revenues in 2021 and 2020, respectively.

Total revenue for 2020 was $18,460,000 compared to total revenue of $11,785,000 for 2019. During the fourth quarter of 2019, and based on current and historical collections data available at the time, the Company updated certain assumptions to its estimates, primarily related to management’s decision to reduce the amount of time it carries accounts receivable from 24 months to 12 months, which negatively affected the 2019 revenues by $10,078,000.

The table below shows a summary of billable test volume by product over 2021 and 2020.

	Year ended 31 December
Product	2021	2020	2019	% Change (2021 vs 2020)	% Change (2020 vs 2019)
ConfirmMDx	15,324	14,945	18,195	3%	(18)%
SelectMDx	13,615	13,201	21,699	3%	(39)%

At the end of 2021, the Company had concluded agreements with 119 payors for ConfirmMDx (2020: 107; 2019: 90) and 54 payors for SelectMDx (2020: 42; 2019: 32). In 2018 Medicare established a Final Positive Local Coverage Determination for use of ConfirmMDx for Prostate Cancer. In 2021, Palmetto GBA, a Medicare Administrative Contractor (MAC) that assesses molecular diagnostic technologies under its MolDx program, has issued a draft foundational Local Coverage Determination (LCD) for Biomarkers to Risk-Stratify Patients at Increased Risk for Prostate Cancer. The draft foundational LCD identifies evidence supporting the clinical utility of the SelectMDx® for Prostate Cancer test and, when finalized, would support coverage of the test for qualified Medicare patients throughout the United States.

Segment revenue

The Company does not distinguish different business segments since most revenues are generated from clinical laboratory service testing, or the out-licensing of the Company’s patented DNA methylation platform and biomarkers. However, the Company does distinguish different geographical operating segments based on revenue since the revenues are generated both in United States of America and Europe.

In 2021, the Company earned 98.6% (2020: 97.9%; 2019: 100%) of its revenue from external customers from its clinical laboratory testing services and out-licensing of intellectual property. In 2021, the clinical laboratory testing in the U.S. CLIA laboratory represented 97% of the Company’s revenue (2020: 95%; 2019: 95%), while the out-licensing of intellectual property revenue in Europe represented 1.5% (2020: 3%; 2019: 5%).

In 2021, Medicare represented the only payer generating over 38% of the Company’s revenues, for a total of $8,509,733 (2020: $8,805,000; 2019: $9,701,928).

The amount of its revenue from external customers broken down by location is shown in the table below:

Thousands of $ For the years ended December 31	2021	2020	2019
United States of America	21,785	17,760	10,878
The Netherlands	195	352	339
Belgium	26	29	32
Spain	110	132	194
Poland	23	16	38
Italy	15	38	43
Rest of EU	72	112	197
Rest of the world	13	21	64
Total segment revenue	22,239	18,460	11,785

At the end of 2021, 38% of the non-current assets were located in the US (2020: 40%; 2019: 52%) and the remaining 62% in Europe (2020: 60%; 2019: 48%).

Cost of goods & services sold

Thousands of $ For the years ended December 31	2021	2020	2019
Cost of goods & services sold	11,675	10,416	11,755
Total cost of goods & services sold	11,675	10,416	11,755

The costs of goods & services sold include the costs associated with providing testing services to third parties and include the cost of materials, labor (including salaries, bonuses, and benefits), transportation, collection kits, and allocated overhead costs associated with processing samples. Allocated overhead costs include depreciation of laboratory equipment, facility occupancy and information technology costs. Costs associated with processing samples are expensed when incurred, regardless of the timing of revenue recognition.

NOTE 4: Nature of expenses

Research and development expenses

Thousands of $ For the years ended December 31	Notes	2021	2020	2019
Personnel costs	5	1,949	1,277	1,143
Depreciation and amortization	9/10	1,360	1,203	1,283
Impairment	9	0	273	5,147
Lab consumables		793	390	480
Patent expenses		577	396	0
External research and development collaborator fees		1,020	874	880
Clinical validation		842	0	0
Other expenses		132	130	64
Total research and development expenses		6,673	4,543	8,997

Research and development expenses consist of costs incurred for the development of our products. These expenses consist primarily of labor costs (including salaries, bonuses, benefits, and stock-based compensation), reagents and supplies, clinical studies, outside services, patent expenses, depreciation of laboratory equipment, facility occupancy and information technology costs. Research and development expenses also include costs associated with assay improvements and automation workflow for our current suite of products. The Company expenses its research and development expenses in the period in which they are incurred.

A change in presentation for clinical validation expenses has been brought in 2021 to report clinical validation expenses in the amount of $842,000 under Research and Development, previously under Selling and Marketing expenses.

During 2020, the Company recorded an impairment loss on some of its intangible assets related to previously acquired IP (note 9) and no development expenses were capitalized over the year. A change in presentation for patent expenses has been brought in 2020 to report patent expenses under Research and Development, previously under General and Administrative expenses.

Selling and Marketing expenses

Thousands of $ For the years ended December 31	Notes	2021	2020	2019
Personnel costs	5	13,402	12,839	12,125
Depreciation	9/10	796	603	562
Professional fees		523	497	255
Marketing expenses		1,761	1,315	2,664
Travel expenses		340	260	837
Offices & facilities expenses		436	503	439
Clinical validation		0	377	546
Other expenses		486	358	381
Total selling and marketing expenses		17,744	16,752	17,809

The Company’s sales and marketing expenses are expensed as incurred and include costs associated with its sales organization, including its direct clinical sales force and sales management, medical affairs, client services, marketing and managed care, as well as technical lab support and administration. These expenses consist primarily of labor costs (including salaries, bonuses, benefits, and stock-based compensation), customer education and promotional expenses, market analysis expenses, conference fees, travel expenses and allocated overhead costs.

General and administrative expenses

Thousands of $ For the years ended December 31	Notes	2021	2020	2019
Personnel costs	5	9,009	9,209	8,465
Depreciation and amortization	9/10	880	1,526	1,575
Professional fees		2,018	1,522	2,538
Offices & facilities expenses		845	530	537
Royalties to third parties		152	107	174
Patent expenses		0	0	890
Board fees & expenses		314	238	170
Other expenses		931	858	847
Total general and administrative expenses		14,149	13,990	15,196

General and administrative expenses include costs for certain executives, accounting and finance, legal, revenue cycle management, information technology, human resources, and administrative functions. These expenses consist primarily of labor costs (including salaries, bonuses, benefits, and stock-based compensation), professional service fees such as consulting, accounting, legal, general corporate costs, and public-company costs associated with the Company’s European listing, as well as allocated overhead costs (rent, utilities, insurance, etc.)

NOTE 5: Personnel costs

Thousands of $ For the years ended December 31	2021	2020	2019
The number of employees at the end of the year was:
Management (headcount)	4	4	4
Laboratory staff (headcount)	14	10	12
S&M staff (headcount)	111	109	110
G&A staff (headcount)	62	54	51
Total	191	177	177

Their aggregate remuneration comprised:
Wages and salaries	18,150	17,552	16,343
Social security costs	1,257	1,275	1,411
Pension costs	594	567	638
Health insurance expenses	2,324	2,093	1,882
Share-based compensation	1,222	1,295	872
Other costs	813	543	587
Total personnel costs	24,360	23,325	21,733

The personnel numbers in the table reflect year-end numbers.

NOTE 6: Other operating income (expense), net

Thousands of $ For the years ended December 31	2021	2020	2019
Grant subsidies – The Netherlands[1]	382	0	0
Grant subsidies – USA	659	0	0
Fair value adjustments	176	118	(48)
Impairment	0	0	(1,145)
Other operating income	53	0	1
Other operating expenses	(109)	0	(5)
Total other operating income (expense), net	1,161	118	(1,197)

1)	2020 grant income of $88,000 is classified under “Royalties and other revenues”

Other operating income was comprised of grant income in the U.S. and The Netherlands as well as the revaluation of the contingent consideration related to the acquisition of NovioGendix in 2015. The increase of $1.0 million for 2021 as compared to 2020 is primarily related to $659,000 grant income from the U.S. Department of Health and Humas Services as well as a $382,000 grant from the Dutch government NOW grants, both considered support for Covid-19 inefficiencies. Management considers there are no pending conditions left.

In 2019, the Company fully impaired its goodwill balance of $1,145,000.

NOTE 7: Finance income / (expenses)

Thousands of $ For the years ended December 31	2021	2020	2019
Interest income	11	4	10
Interest on loans and leases	(1,875)	(1,227)	(318)
Fair value adjustments	(194)	(118)	(104)
Other financial loss	(103)	(198)	(94)
Net financial results	(2,161)	(1,539)	(506)

The financial results primarily relate to interest charges for the loan facility with Kreos Capital (as explained in detail in note 14) for a total of $1,566,000 and for the interest charges on the lease liability for $229,000.

Finally, the change in the interest part of the contingent consideration related to the acquisition of NovioGendix in 2015 represents a total of $196,000 in 2021, $118,000 in 2020 and $104,000 in 2019.

Other financial losses relate to bank costs incurred during the year.

NOTE 8: Income Tax

No income taxes were payable in view of the losses incurred by the Company. On December 31, 2021 the Company had a consolidated net tax loss carried forward amounting to $305,022,000 (2020: $276,166,000; 2019 : $279,752,000), implying a potential deferred tax asset at the then enacted tax rates of $76,256,000 (respectively $69,041,000 in 2020 and $82,751,000 in 2019).

The tax losses related to MDxHealth SA in Belgium are available for carry forward indefinitely and amount $84,932,000. Tax losses related to MDxHealth BV in the Netherlands are available for carry forward to a period of 7 years.

The Company has no notional interest deduction to offset future taxable profits in 2021, 2020 and 2019.

Tax credits (investment deductions) amounted to $372,000 in 2021, $462,000 in 2020 and $422,000 in 2019.

It is uncertain if the Company will have taxable profits in the near future to allow all or part of the deferred tax asset to be utilized and as a result, no deferred tax asset was recognized in 2021, 2020 and 2019. The tax reconciliation and the impact of the unrecognized deferred tax assets is as follows:

Thousands of $	Income Statement
For the years ended December 31	2021	2020	2019
Loss for the year	(29,002)	(28,662)	(43,100)
Income tax expense	0	0	575
Loss before income tax	(29,002)	(28,662)	(43,675)

Tax using the MDxHealth’s domestic tax rate (25.00 % in 2021, 2020 and 29.58% in 2019)	(7,251)	(7,166)	(12,919)
Effect of unused tax losses not recognized as deferred tax assets	(7,251)	(7,166)	(12,919)

The Dutch entity also has tax losses carried forward for a total amount of $13.4 million for which no deferred tax asset has been recognized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies. If the Company would recognize a deferred tax asset for the tax loss carryforward at December 31, 2021, the deferred tax assets would amount to $3 million.

NOTE 9: Intangible assets

Thousands of $	Intellectual and property rights & Software licenses	Internally developed intangible assets	Externally acquired Developed Technology	Externally developed In-Process R&D	TOTAL
Gross value
At January 1, 2020	5,143	9,325	4,500	3,300	22,268
Currency translation adjustments	(9)	(2)			(11)
Gross value at December 31, 2020	5,134	9,323	4,500	3,300	22,257

Accumulated amortization and impairment
At January 1, 2020	(4,404)	(5,332)	(1,963)	(3,300)	(14,999)
Additions	(274)	(1,206)	(450)		(1,930)
Impairment		(273)			(273)
Currency translation adjustments	2	1			3
Accumulated amortization and impairment at December 31, 2020	(4,676)	(6,810)	(2,413)	(3,300)	(17,199)
Net value at December 31, 2020	458	2,513	2,087	0	5,058

Gross value
At January 1, 2021	5,134	9,323	4,500	3,300	22,257
Gross value at December 31, 2021	5,134	9,323	4,500	3,300	22,257

Accumulated amortization and impairment
At January 1, 2021	(4,676)	(6,810)	(2,413)	(3,300)	(17,199)
Additions	(234)	(926)	(450)		(1,610)
Accumulated amortization and impairment at December 31, 2021	(4,910)	(7,736)	(2,863)	(3,300)	(18,809)
Net value at December 31, 2021	224	1,587	1,637	0	3,448

Amortization of intangible assets are included in research & development expenses, general & administrative expenses, and in selling and marketing expenses in the statement of profit and loss.

The externally acquired intangible asset relates to technology acquired in the business combination with NovioGendix in 2015. The estimated remaining amortization period amounts to 3.6 years in 2021, and 4.6 years in 2020.

The internally generated intangible assets relate to the capitalized development expenses for ConfirmMDx and SelectMDx over the past years. The estimated remaining amortization period amounts to 2.2 years in 2021 and 3.2 years in 2020.

The Company did not capitalize development expenses during 2021, 2020 and 2019.

The In-process R&D resulted from the allocation of the purchase price paid for the acquisition of MDxHealth BV in September 2015 and is related to the development of AssureMDx. Development costs for AssureMDx are included in development assets.

Considering the uncertainties about the future commercialization of AssureMDx, during 2019, the Company impaired the entire In-Process R&D for $3,300,000, in addition to the previously capitalized development expenses for $1,847,000.

The impairment test is based on the projected discounted cash flows resulting from ConfirmMDx and SelectMDx assays, considering a period of ten years. The main assumptions for impairment testing include a discount rate (based on WACC) of 12.16% and a perpetual growth rate of 3.0%. Other assumptions include the year-on-year growth rate of the revenue, gross margin and the operating costs which has been determined by management based on past experience. It was concluded that the value in use is higher than the carrying value of the cash generating unit of $3.4 million. There are no reasonably possible changes in assumptions that would reduce the value in use below its carrying value of the cash generating unit.

NOTE 10: Property, plant and equipment and right of-use assets

In December 2019, the Company entered into a lease agreement (the “Alton Lease”) for approx. 11,000 square feet of office space in Irvine, California. In April 2020, the company amended the Alton Lease to add approx. 8,000 additional square feet of adjacent office space. The term of the Alton Lease is 6 years and commenced in September 2020. In March 2021, the Company amended the Alton Lease a second time for purposes of renewing its existing 13,000 square foot laboratory space for an additional 5 years with a commencement date of October 2021. Under the terms of the Alton Lease Agreement, the Company has an option to extend the Alton Lease for a period of 5 years. In October of 2021, the company entered into a 35-month sublease agreement (the “Second Lease Agreement”) for 6,000 additional office space adjacent to the laboratory. Under the terms of the Alton Lease and Second Lease Agreement, rental payments escalate through the term of each agreement and the Company is subject to additional charges for common area maintenance and other costs. The new lease agreements from 2021 represent an additional right of use assets of a total value of $1,518,000.

Thousands of $	Laboratory equipment	Furniture	IT equipment	Leasehold improvements	TOTAL
Gross value
At January 1, 2020	5,256	270	333	563	6,422
Additions	101	163	178	98	540
Disposals			(4)		(4)
Exchange rate difference arising	2	1	(3)	5	5
Gross value at December 31, 2020	5,359	434	504	666	6,963

Accumulated depreciation
At January 1, 2020	(4,398)	(211)	(272)	(474)	(5,355)
Additions	(467)	(34)	(77)	(53)	(631)
Disposals	1		4		5
Exchange rate difference arising	(10)	1	2	(2)	(9)
Accumulated depreciation at December 31, 2020	(4,874)	(244)	(343)	(529)	(5,990)
Net value at December 31, 2020	485	190	161	137	973

Gross value
At January 1, 2021	5,359	434	504	666	6,963
Additions	255	131	158	675	1,219
Disposals			(2)		(2)
Exchange rate difference arising	(329)	4	13		(312)
Gross value at December 31, 2021	5,285	569	673	1,341	7,868

Accumulated depreciation
At January 1, 2021	(4,874)	(244)	(343)	(529)	(5,990)
Additions	(277)	(64)	(103)	(77)	(521)
Disposals			2		2
Exchange rate difference arising	334	(7)	(15)		312
Accumulated depreciation at December 31, 2021	(4,817)	(315)	(459)	(606)	(6,197)
Net value at December 31, 2021	468	254	214	735	1,671

The right-of-use assets can be presented as follows:

Thousands of $	Buildings	Vehicles	Materials	TOTAL
Gross value
At January 1, 2020	1,595	138	897	2,630
Additions	2,017	114		2,131
Disposals		(34)		(34)
Gross value at December 31, 2020	3,612	218	897	4,727

Accumulated depreciation
At January 1, 2020	(577)	(55)	(613)	(1,245)
Additions	(600)	(55)	(116)	(771)
Disposals		23		23
Accumulated amortization at December 31, 2020	(1,177)	(87)	(729)	(1,993)
Net value at December 31, 2020	2,435	131	168	2,734

Gross value
At January 1, 2021	3,612	218	897	4,727
Additions	1,518			1,518
Disposals
Gross value at December 31, 2021	5,130	218	897	6,245

Accumulated depreciation
At January 1, 2021	(1,177)	(87)	(729)	(1,993)
Additions	(752)	(42)	(111)	(905)
Accumulated amortization at December 31, 2021	(1,929)	(129)	(840)	(2,898)
Net value at December 31, 2021	3,201	89	57	3,347

The following amounts related to leases are recognized in profit & loss

Thousands of $	2021	2020	2019
Depreciation expense	905	771	751
Interest expense on lease liabilities	229	93	88

NOTE 11: Inventories

Thousands of $ For the years ended December 31	2021	2020
Raw materials and consumables	1,911	2,324
Total Inventories	1,911	2,324

Inventories are recognized at the lower of cost or net realizable value. Inventories recognized as an expense during the year ended December 31, 2021 amounted to $3,216,000 (2020: $ 2,959,000; 2019: $ 3,843,000). These were included in cost of sales and services.

NOTE 12: Trade and other receivables

Trade receivables

Thousands of $ For the years ended December 31	2021	2020
Trade receivables	4,582	3,771
Total trade receivables	4,582	3,771

Trade receivables mainly consist of claims due from insurance companies covering the Company’s customers.

In 2021, the trade accounts receivable balances were mainly composed of services for ConfirmMDx for Prostate Cancer for $3,805,000 in comparison with $3,438,000 in 2020 while SelectMDx for Prostate Cancer represents a total of $593,000 in 2021 (2020: $316,000). The average Days Sales Outstanding (DSO) stood at 49 days in 2021 compared to 55 days in 2020.

In consideration with the revenue recognition methodology further described under note 2.7 of the financials, our total accounts receivable balance could be presented in relation with the claim date of each case sold.

A/R by claim date	Months
Thousands of $ For the years ended December 31, 2020	1-3 months	4-6 months	7-12 months	Not due	Total
ConfirmMDx	1,570	716	1,034		3,320
SelectMDx	80	62	115	59	316
Other	114	2	2	17	135
Total Trade Receivables	1,764	780	1,151	76	3,771

A/R by claim date	Months
Thousands of $ For the years ended December 31, 2021	1-3 months	4-6 months	7-12 months	Not due	Total
ConfirmMDx	1,644	746	1,256		3,646
SelectMDx	151	203	206	33	593
Other	321			22	343
Total Trade Receivables	2,116	949	1,462	55	4,582

Prepaid expenses and other current assets

Thousands of $ For the years ended December 31	2021	2020
Prepayments	1,022	868
Deposits	89	52
Recoverable VAT	246	123
Grants to be received	235	0
Other	23	0
Total prepaid expenses and other current assets	1,615	1,043

Prepaid expenses mainly consist in prepaid insurance premiums, prepaid maintenance contracts.

All financial assets carried at amortized cost are shown net of expected credit losses.

NOTE 13: Cash and cash equivalents

Thousands of $ For the years ended December 31	2021	2020
Cash and cash equivalents	58,498	15,953
Total cash and cash equivalents	58,498	15,953

The bank balances and cash held by the Company and short-term bank deposits have an original maturity of less than 3 months. The carrying amount of these assets approximates their fair value.

The Company had no restricted cash in 2021 and 2020.

NOTE 14: Loans, Borrowings, Leases obligations and other financial liabilities

Loans, Borrowings & Lease liabilities

Thousands of $ For the years ended December 31	2021	2020
Non-current loans and borrowings
Loans (*)	7,490	10,279
Convertible loans	161	0
Lease liabilities (**)	2,624	2,017
Total non-current loans and borrowings	10,275	12,296

Thousands of $ For the years ended December 31	2021	2020
Current loans and borrowings
Loans	4,170	2,818
Convertible loans	271	0
Lease liabilities	840	757
Total current loans and borrowings	5,281	3,575

(*)	The ending balance of $10.3 million as of December 31, 2020, includes the fair value of the derivative financial liability of the initial drawdown fee for an amount of $713,000 which has been presented separately a long-term derivative financial liability which is discussed below.
(**)	the evolution in the right of use assets is further disclosed in note 10.

During 2019, the Company entered into a loan facility with Kreos Capital in the amount of €9.0 million, or approximately $10.2 million. The loan had a term of four years with the first 12 months of interest-only payments followed by 36 months of principal and interest payments. On October 20, 2020, MDxHealth and Kreos Capital executed an amendment to the 2019 loan facility, extending the interest-only period from 12 months to 18 months. As a result of this amendment, repayment of principal has been extended by 6 months, from November 2020 to May 2021. As part of the amendment, the Company agreed to increase the end-of-loan fee by €67,500 (approx. $80,000) as well as to provide for €180,000 of the €9 million loan to be convertible into shares of MDxHealth at a 25% premium to the 30-day volume weighted average price immediately prior to signing the amendment. If exercised, this amount will be reduced from the principal amount due under the loan agreement.

In April 2021, MDxHealth and Kreos Capital executed a second amendment to the loan facility, extending the interest-only period from 18 months to 27 months. As a result of this amendment, repayment of principal has been extended from May 2021 to February 2022. As part of the amendment, the Company agreed to increase the end-of-loan fee by an additional €67,500 (approx. $80,000) as well as to provide for an additional €202,500 of the €9 million loan to be convertible into shares of MDxHealth at a 25% premium to the 30-day volume weighted average price 10 days prior to signing the amendment.

The convertible part of the loan, representing the first discretionary convertible loan of €180,000 ($203,868) and the second discretionary convertible loan of €202,500 ($229,352) are recognized at their amortized cost under Convertible loan. If exercised, this amount will be reduced from the principal amount due under the loan agreement.

In addition, the second amendment provided for a further six-month extension of the interest-only period in the event that the Company would receive gross proceeds for a minimum amount of $30 million in new equity financing. Following the completion of our Initial Public Offering of ADSs in the United States on November 8, 2021, whereby the Company received gross proceeds of $45 million in new equity financing, Kreos granted a six-month extension of the interest-only period through July 2022. Beginning August 2022, until maturity in October 2023, we are required to make monthly interest and principal payments.

In addition, as the loan facility is contracted in Euro, the foreign exchange rate impacts the carrying amount. The amortized cost is calculated using the effective interest method, which allocates interests and expenses at a constant rate over the term of the instrument; the effective interest rate for the loan is 19.56%.

On April 20, 2020, the Company, through its U.S. subsidiary, MDxHealth Inc., has entered into a “Paycheck Protection Program” (PPP) loan with the U.S. Small Business Administration (SBA) in the amount of $2,316,000 as part of the U.S Coronavirus Aid, Relief, and Economic Security (CARES) Act. The loan has a term of five years and carries an interest rate of 1.0% per year. Payments on the loan are deferred for the first eighteen months following disbursement of the loan, with principal and interest payments beginning on the nineteenth month. Interest on the loan continues to accrue during the eighteen-month deferment period. Cash proceeds from the loan were received in July 2020.

In addition to the contracted loans, the Company has several lease obligations. The leases have terms of 3 to 5 years.

Maturity of loans and borrowings are as follows at the balance sheet date:

Thousands of $ For the years ended December 31	2021	2020
Loans (including convertible loan)
Within one year	4,780	3,644
Years two to five	9,283	11,736

Leases
Within one year	1,127	1,040
Years two to five	3,094	2,414

Note: all figures shown in this table are undiscounted and reflect future cash payments (capital and interests)

Other financial liabilities

Other financial liabilities include the contingent consideration related to the acquisition of NovioGendix in 2015 which is valued at fair value through P&L. The fair value of this contingent consideration is reviewed on a regular basis. The fair value is based on a risk-adjusted future cash flows of different scenarios discounted using appropriate interest rate. The structure of the possible scenarios and the probability assigned to each one of them is reassessed by management at every reporting period and requires judgement from management about the outcome and probability of the different scenarios (see Note 24 for details).

It also includes the derivative financial liability of the convertible initial drawdown fee payable to Kreos as follows:

●	a drawdown fee of €630,000 ($713,538) is due to Kreos Capital which was not payable in cash but remained outstanding as a “convertible loan” (the “Initial Convertible Loan”).

●	Upon the Expiration Date, the convertible loan will convert automatically into ordinary shares at €0.85 per share.

●	In lieu of converting the Initial Convertible Loan, Kreos Capital may instead cancel the convertible loan at any time (but before the Expiration Date) after the earlier to occur of (i) a repayment or prepayment in full of the loan, and (ii) sale of the entire issued share capital of MDxHealth. In such case, Kreos Capital will be paid an amount equal to 150% of the principal amount of the Initial Convertible Loan.

The fair value of the financial derivative financial instrument related to the initial drawdown fee of the Kreos loan which is either convertible into shares or repayable at 150%, is computed as the sum of the probability weighted values of the fair values associated with each of the possible outcomes.

Thousands of $ For the years ended December 31	2021	2020
Other financial liabilities
Other non-current financial liabilities[1]	1,466	690
Other current financial liabilities	961	909
Total other financial liabilities	2,427	1,599

A reconciliation of cash and non-cash movements of loans and borrowings, lease liabilities and other financial liabilities is presented below:

Thousands of	Loans and Borrowings		Other financial liabilities
For the years ended December 31	2021	2020	2021	2020
Beginning balance	13,097	9,617	1,599	1,599
Cash movements
Loans and borrowings repaid[2]		(39)
Loans and borrowings received		2,316
Non-cash movements
Reclassification[3]	(773)		773
Effective interest rate adjustment	536	258	194	118
Foreign exchange rate impact / other	(768)	941	(59)
Fair value changes through profit and loss		4	(80)	(118)
Ending balance	12,092	13,097	2,427	1,599

1)	Included in 2021 the fair value of the derivative financial liability of the initial drawdown fee of $810,000 which was presented separately
2)	The amount includes interest paid on loans and borrowings
3)	Reclassification of the fair value of the derivative financial liability of the initial drawdown fee to be presented separately

The total change in fair value in 2021 amounts to ($80,000) and is composed as follows:

●	($176,000) for the NovioGendix contingent liability; and,

●	$96,000 for the Kreos Derivative Instrument

Thousands of $	Lease liabilities
For the years ended December 31	2021	2020
Opening balance	2,774	1,385
Cash movements
Repayment of lease liabilities	(1,057)	(831)
Non-cash movements
Interest accretion	229	89
New leases	1,518	2,131
Closing balance	3,464	2,774

NOTE 15: Contractual obligations

Thousands of $ For the years ended December 31	2021	2020
Outstanding commitments for future minimum rent payments, which fall due as follows:
Less than one year	215	113
Years 2-5	39	112
Total contractual obligations	254	225

For 2021 and 2020, we refer to note 10 and 14 for the lease liabilities subsequent adoption and application of IFRS 16.

Outstanding commitments for future minimum rent payments include rental fees related to leased facilities, and equipment for assets with a value below $5,000 or with short-term duration. These lease contracts can be terminated early with certain indemnity fees. All figures shown assume that the lease contracts will not be terminated early.

NOTE 16: Trade and other payables

Trade accounts payable

Thousands of $ For the years ended December 31	2021	2020
Trade accounts payable	3,192	2,903
Accruals for invoices to be received	4,263	2,417
Total trade accounts payable	7,455	5,320

Other current liabilities

Thousands of $ For the years ended December 31	2021	2020
Payroll	2,703	2,539
Other accruals	32	678
Total other current liabilities	2,735	3,217

In April 2020, the Company also received funding from the U.S. department of Health & Human Services (HHS) of $659,000. At December 31, 2020, as part of the requirements of IAS 20, the Company was still assessing its ability to comply with the terms and conditions related to the HHS grant and was unable to recognize the grant in the income statement. During 2021, the Company recognized the grant in the income statement under other operating income (refer to Note 6 for further details).

NOTE 17: Financial instruments and fair value

The table shows the Company’s significant financial assets and liabilities. All financial assets and liabilities are carried at amortized cost with the exception of the contingent considerations in relation to acquisitions reported at fair value through profit and loss.

All financial assets and liabilities are considered to have carrying amounts that do not materially differ from their fair value.

Thousands of $ For the years ended December 31	2021	2020	Fair value hierarchy
Assets
At amortized cost
Trade receivables	4,582	3,771
Cash and cash equivalents	58,498	15,953
Total financial assets	63,080	19,724

Liabilities
At fair value:
Other financial liabilities	1,617	1,599	Level 3
Derivative financial liability for Kreos drawdown fee	810		Level 3
Subtotal financial liabilities at fair value	2,427	1,599

At amortized cost:
Loans and borrowings	12,092	13,097	Level 2
Lease liabilities	3,464	2,774
Trade payables	7,455	5,320
Subtotal financial liabilities at amortized cost	23,011	21,191
Total financial liabilities	25,438	22,790

Recognized fair value measurements – valuation technique and principal inputs

The fair value of the financial instruments has been determined on the basis of the following methods and assumptions:

●	The carrying value of the cash and cash equivalents, the trade receivables, other current assets and the trade payables approximate their fair value due to their short-term character;

●	The fair value of loans and borrowings applying the Effective Interest Rate (EIR)-method approximates their carrying value (level 2).

○	Applying a market rate would not result in a materially different fair value for the Paycheck Protection Program (PPP) loan with the U.S. Small Business Administration which carries an interest rate of 1% and was obtained as part of the U.S Coronavirus Aid, Relief, and Economic Security (CARES) Act.

○	Although Kreos-loan was obtained end of 2019 with a nominal fixed interest rate of 9,5%, the carrying value is considered to approximate their fair value considering:

■	Additional contractually agreed advance and post payments agreed upon with Kreos that have been integrated in the Effective Interest Rate method;

■	During 2020 and 2021, parties negotiated modification to the original agreement resulting in additional consecutive interest-only periods. As compensation for these modifications part of the loan amounts became convertible as described in Note 14, however parties agreed to maintain nominal fixed interest rate in line with the initial agreement.”

●	Leases are measured at the present value of the remaining lease payments, using a discount rate based on the incremental borrowing rate at the commencement date of these leases. Their fair value approximates their carrying value.

●	The fair value of contingent consideration payable (presented in the year-end statement of financial position under “other non-current financial liabilities” and “other current financial liabilities”) is based on an estimated outcome of the conditional purchase price/contingent payments arising from contractual obligations (level 3). This is initially recognized as part of the purchase price and subsequently fair valued with changes recorded through other operating income in the statement of profit or loss. The Company used a discount rate of 12.16%. The effect of the fair value measurement is $176,000 in the condensed consolidated financial statements.

●	The fair value of the derivative financial liability for the initial Kreos drawdown fee of €630,000 ($713,538) initially is based upon the evolution of the share price of MDxHealth as well as the estimated probabilities that either payment or conversion will be requested by Kreos. Whereas share price of MDxHealth can be considered as a level 1 input, the other variables should be considered as level 3 inputs.

●	Financial instruments are evaluated based on the mark-to-market report and the unrealized gains (loss) are recognized through the statement of profit or loss.

Fair value hierarchy:

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

●	Level 1: quoted prices in active markets for identical assets and liabilities;

●	Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and

●	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

No financial assets or financial liabilities have been reclassified between the valuation categories during the year.

A reconciliation of cash and non-cash movements of level 3 financial liabilities is presented below:

Thousands of $	Financial Derivative Instrument		Contingent Liability
For the years ended December 31	2021	2020	2021	2020
Beginning balance	0	0	1,599	1,599
Cash movements
Loans and borrowings repaid
Loans and borrowings received
Non-cash movements
Reclassification (1)	773
Effective interest rate adjustment			194	118
Foreign exchange rate impact / other movements	(59)
Fair value changes through profit and loss	96		(176)	(118)
Ending balance	810	0	1,617	1,599

1)	Reclassification of the fair value of the derivative financial liability of the initial drawdown fee to be presented separately

NOTE 18: Loss per share

The basic loss per share is calculated by dividing the net result attributable to shareholders by the weighted average number of shares outstanding during the year.

Years ended December 31	2021	2020	2019
Loss for the year, in thousands of $	(29,002)	(28,662)	(43,100)
Basic and diluted loss per share, in $	(0.24)	(0.34)	(0.69)

Weighted average number of shares	2021	2020	2019
Weighted average number of shares for basic and diluted loss per share	121,935,741	83,199,215	62,579,345

At December 31, 2021, 2020 and 2019, the Company had potential dilutive shares in the form of warrants. Diluted loss per share considers the impact of potentially dilutive securities except in periods in which there is a loss because the inclusion of the potential common shares would have an anti-dilutive effect.

NOTE 19: Financial Risk Management

Capital management

Capital is comprised of equity attributable to shareholders, borrowings, and cash and cash equivalents. The Company aims to maintain a strong capital base in order to maintain investor and creditor confidence and to sustain the future development of the business. The Company’s objectives when managing capital are to maintain sufficient liquidity to meet its working capital requirements, fund capital investment and purchases, and safeguard its ability to continue operating as a going concern. The Company monitors capital regularly to ensure that the statutory capital requirements are met and may propose capital increases to the shareholders’ meeting to ensure the necessary capital remains intact.

Credit risk

Credit risk arises from cash and cash equivalents, short-term bank deposits, as well as credit exposure to collaboration partners. Credit risk refers to the risks that counterparty will default on its contractual obligations resulting in financial loss to the Group.

At the end of 2021, 2020, and 2019, the Company operated with more than 1,000 different customers, systematically reducing credit risk compared to prior periods.

In the US healthcare system, and particularly within the molecular diagnostic CLIA laboratory industry, where there are rapid technological advances in diagnostic services, companies provide services to healthcare professionals and their patients, while being reimbursed from commercial and governmental insurance systems. Often these services are provided out of network and without supplier contracts. As a result, there is reimbursement risk, separate from credit risk that is characterized by uncertainty in reimbursement value, delays in payment, and ultimately non-payment. This impacts the Company’s revenue recognition and cash collections.

In addition to reimbursement risk associated with commercial third-party payors, credit risk may also arise from amounts due directly from patients. In many cases, payors will cover the entire cost of testing. For example, for tests that fall under the Clinical Laboratory Fee Schedule, there is no co-payment, co-insurance or deductible for patients covered under traditional Medicare. However, patients covered by commercial insurance companies may be responsible for a co-payment, co-insurance, and/or deductible depending on the health insurance plan and individual patient benefit. Credit risk exists for those patients who cannot meet their co-payment or deductible portions.

Customer’s compliance with agreed credit terms is regularly and closely monitored. Trade accounts receivable amounted to $4,582,000 at December 31, 2021 and no allowance for expected credit loss was recorded. The Company applies the simplified approach to providing for expected credit losses (ECL) prescribed by IFRS 9, which requires the use of the lifetime expected loss provision for all trade receivables. No ECL has been recorded for other financial assets carried at amortized cost as there is no related credit risk.

The credit risk on cash and cash equivalents of $58,498,000 is limited given that the counterparties are banks with high credit scores attributed by international rating agencies.

Interest risk

In the course on 2019, the Company has entered into a 48-months loan agreement for a total amount of €9 million (approximately $10.2 million), and has been amended in October 2020 and in April 2021 (refer to Note 14 for further details). In application to IFRS 9 given the change in estimated cash-flows following the signed amendment, considering that the modification is non-substantial, the Company recognized in profit and loss the amount of the remeasurement. The amortized cost is calculated using the effective interest method, which allocates interests and expenses at a constant rate over the term of the instrument; the effective interest rate for the loan is 19.56%.

In addition, on April 20, 2020, the Company, through its U.S. subsidiary, MDxHealth Inc., has entered into a “Paycheck Protection Program” (PPP) loan with the U.S. Small Business Administration (SBA) in the amount of $2,316,000 as part of the U.S Coronavirus Aid, Relief, and Economic Security (CARES) Act. The amortized cost is calculated using the effective interest method, which allocates interests and expenses at a constant rate over the term of the instrument; the effective interest rate for the loan is 1.00%.

Considering the fixed interest rate, the Company is not exposed to interest risk, thus did not perform any sensitivity analysis.

Currency risk

The functional currency changed from the EURO to the US Dollar as of July 1, 2014. Consequently, the currency risk is concentrated on European operations.

As of December 31, 2021, cash on hand, held in EURO amounted to €7,195,000.

The Company performed a sensitivity analysis of an increase/decrease of exchange rate on operations of 10%. The exposure of operations to the currency risk is limited to the net amount of €7,037,000 (€741,000 revenue and €7,778,000 costs), resulting in a potential gain of €816,000 in case of an increase of the USD/Euro average exchange for 2021 rate by 10%, and a potential loss of €668,000 in case of a decrease of the same exchange rate by 10%.

Liquidity risk

The Company manages liquidity risk by maintaining adequate reserves and by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities. At the date of this document, the Company has two loan agreements with banks and state institutions, and eleven leases (see notes 14 and 16).

For the years ended December 31, 2021	Less than 1 year	between 1 and 2 years	between 3 and 5 years	Total contractual cash flows	Carrying amount
Non derivatives
Trade payables	7,455			7,455	7,455
Loans	4,780	8,200	1,083	14,063	12,092
Lease liabilities	1,127	915	2,179	4,221	3,464
Total	13,362	9,115	3,262	25,739	23,011

Note: Except for carrying amount, all figures shown in this table are undiscounted and reflect future cash payments

The Company is also committed to a potential additional cash out of €945,000 ($1,070,307) if Kreos requests payment of the conversion loan (see note 14).

For the years ended December 31, 2020	Less than 1 year	between 1 and 2 years	between 3 and 5 years	Total contractual cash flows	Carrying amount
Non derivatives
Trade payables	5,320			5,320	5,320
Loans (incl. convertible loan)	3,644	5,568	6,168	15,380	13,097
Lease liabilities	1,040	670	1,744	3,454	2,774
Total	10,004	6,238	7,912	24,154	21,191

Other risks

The Company subscribes to certain insurance policies to cover matters such as (i) fire, theft, and other damage to its assets, (ii) product and liability insurance and clinical trial insurance, and (iii) D&O insurance. To date, no significant claims have been made under these insurance policies and there is no guarantee that the insurances will cover all damages if they should ever occur.

To date, the Company has received several government grants for various R&D projects. Some of these grant amounts can be re-claimed if the Company does not fulfill all the conditions of the grant agreements.

NOTE 20: Share capital and reserves

At December 31, 2021, the Company’s share capital was represented by the following number of shares (units). Only one class of shares (common shares) exists, and they have no par value.

For the years ended December 31	2021	2020
Common shares	155,969,226	90,691,449
Total outstanding shares	155,969,226	90,691,449

On November 8, 2021, the Company announced that completion of a capital increase by means of an initial public offering in the United States of 3,750,000 American Depositary Shares, or “ADS” (each representing 10 ordinary shares of the Company with no nominal value per share) at an issue price of $12 per ADS, resulting in gross proceeds of $45.0 million. As a result of this capital increase, its share capital has increased from €90,132,067.69 to €118,662,067.69 and the number of issued and outstanding shares has increased from 118,469,226 to 155,969,226 ordinary shares, through the issuance of a total of 37,500,000 new shares.

On January 21, 2021, the company announced the successful pricing of its capital increase with the offering of new ordinary shares. The Company raised €25.0 million ($30.4 million) in gross proceeds by means of a private placement of 27,777,777 new shares at an issue price of €0.90 per share through an accelerated bookbuild offering. As a result of the issuance of new shares, the Company’s share capital increased from €68,998,734.95 to €90,132,067.69 and its issued and outstanding shares increased from 90,691,449 to 118,469,226 ordinary shares.

On May 15, 2020, the Company announced that MVM V LP and MVM GP (No.5) LP, funds managed by MVM Partners LLP (collectively “MVM”), completed their equity investment in the Company for an aggregate amount of €12.7 million ($13.7 Million). As a result of the investment, the Company’s share capital was increased from €56,260,102.01 to €68,998,734.95, through the issuance of 20,162,924 new ordinary shares of the Company at an issue price of (rounded) €0.632 per share.

	Thousands of $/		Thousands of €/
For the years ended December 31	Share Capital	Issuance Premium	Share Capital	Issuance Premium
As of January 1, 2020	62,841	136,349	49,754	112,078
May 2020 – Issuance of 20,162,924 shares (*)	13,875	0	12,460	0
As of December 31st, 2020	76,716	136,349	62,214	112,078
January 2021 – Issuance of 27,777,777 shares (*)	23,632	4,693	19,473	3,867
November 2021 – Issuance of 37,500,000 shares (*)	28,106	12,135	24,412	10,536
As of December 31st, 2021	128,454	153,177	106,099	126,481

(*)	net of expenses

The capital stock and the issuance premium amounted to the following:

	Thousands of $/		Thousands of €/
For the years ended December 31	2021	2020	2021	2020
Share Capital as per statutory accounts	143,419	84,903	118,662	68,999
Capital increase costs	(14,965)	(8,187)	(12,564)	(6,785)
Share capital under IFRS	128,454	76,716	106,098	62,214
Issuance premium	153,177	136,349	126,481	112,078
Share capital and issuance premium	281,631	213,065	232,579	174,292

The history of the Share Capital can be found in “General Information; Capital and Shares”.

NOTE 21: Retirement benefit schemes

The Company operates defined contribution schemes for all its qualifying employees. The assets of these schemes are held separately from those of the Company in designated funds.

A total cost of $594,000 in 2021 (2020: $567,000) represents contributions payable to these schemes by the Company at rates specified in the rules of the plans.

The employees of the Company in Belgium are members of a state-managed retirement benefit scheme operated by the government (i.e., legal pension) and are members of a bank-operated private pension scheme. The Company is required to contribute a specified percentage of payroll costs to the retirement benefit scheme to fund the benefits. The obligation of the Company with respect to the retirement benefit scheme is to make the specified contributions.

Because the Company must guarantee the statutory minimum return on these plans, not all actuarial and investment risks relating to these plans are transferred to the insurance company or pension fund managing the plans. The Company has considered the potential impact of the employer’s obligation to guarantee a minimum return and that this was assessed not to be significant.

NOTE 22: Share-based payments

This section provides an overview of the outstanding warrants as of December 31, 2021. The warrants were created within the context of stock-based incentive plans for employees, directors and consultants of the Company.

The Company has created several pools of warrants under stock option plans for grant to eligible employees, Directors, and consultants. On March 15, 2012 (195,000), June 15, 2012 (700,000), June 23, 2014 (1,500,000), June 19, 2017 (2,500,000), June 21, 2019 (3,000,000) and May 27, 2021 (3,600,000). In aggregate 12,310,800 warrants were issued, subject to warrants being granted to and accepted by the beneficiaries. 16,150 of these warrants never allocated have become null and void, resulting in a remaining and outstanding 12,294,650 warrants, (i) 2,250,052 warrants were terminated or lapsed, (ii) 577,123 warrants were exercised, (iii) 8,917,625 warrants were granted but not yet exercised, and (iv) 566,000 warrants were not yet granted by the Company. For the year 2021, 304,968 warrants (2020: 357,594) were terminated or lapsed, no warrants were exercised, and 795,250 warrants (2020: 859,999) were vested. As a result, as at December 31, 2021, there are 8,917,625 warrants outstanding, entitling their holders to subscribe to 8,917,625 shares of the Company.

Number of potential shares from outstanding warrants	2021	2020
As of January 1	5,766,093	4,250,687
Number of warrants cancelled/forfeited during the year	(304,968)	(357,594)
Number of warrants granted during the year	3,456,500	1,873,000
As of December 31	8,917,625	5,766,093

The warrants are granted to employees (mainly), consultants or directors of the Company and its subsidiaries. Each warrant entitles its holders to subscribe to one new share of the Company at a subscription price determined by the board of directors, within the limits decided upon at the occasion of their issuance.

The warrants issued have generally a term of ten years as of issuance. Upon expiration of their term, the warrants become null and void.

In general, the warrants vest in cumulative tranches of 25% per year, provided that the beneficiary has provided at least one year of service. However, there are certain exceptions to this rule which are, if applicable, specified in the relevant stock option plans. The 30,000 warrants granted under the May 2011 Stock Option Plan to the CEO became vested immediately on the date of grant (i.e. December 7, 2010). The warrants granted under the May 2012 Stock Option Plan and under the June 23, 2014 Stock Option Plan to directors all vest on the date of the annual meeting that takes place in the calendar year following the calendar year in which they were granted, provided that the mandate of the relevant director has not ended or been terminated. The warrants granted under the May 2012 Stock Option Plan and under the June 23, 2014 Stock Option Plan to beneficiaries who are not directors all vest in instalments of 25% per year, the first tranche of 25% vesting on the first anniversary date of the date of grant and the following tranches vesting on a quarterly basis. The warrants granted under the June 21, 2019 Stock Option Plan and under the May 27, 2021 Stock Option Plan to specific beneficiaries (Directors and Management Team) may adopt a manual vesting procedure under certain conditions or a particular vesting period over 3 years.

The table below presents the outstanding warrants and their exercise price at the end of each accounting year covered by the financial statements:

		Warrants	Weighted average exercise price (€)	Potential shares from exercise of warrants	Weighted average exercise price per potential share (€)
	Granted in 2020	1,873,000	0.81	1,873,000	0.81
Outstanding 31	December 2020	5,766,093	1.74	5,766,093	1 74
	Granted in 2021	3,456,500	1.37	3,456,500	1.37
Outstanding 31	December 2021	8,917,625	1.53	8,917,625	1.53
Exercisable at 31	December 2021	3,093,499	2.08	3,093,499	2.08

The following table provides an overview of the outstanding potential shares from warrants per personnel category at December 31, 2021 and 2020:

Category	2021	2020
Executive Director	2,950,000	1,950,000
Non-Executive Directors	272,000	272,000
Management team (excluding the Executive Director)	2,938,000	1,738,000
Other employees, consultants, and former service providers	2,757,625	1,806,093
Total outstanding at December 31	8,917,625	5,766,093

The share-based compensation expense recognized in the statement of comprehensive income is given below as is the cumulated amount per the consolidated statement of financial position:

Thousands of $ Years ended December 31	2021	2020	2019
Share-based compensation	1,222	1,295	872
Cumulated Share-based compensation	10,607	9,385	8,090

The Cumulated Share-based compensation amount is part of the Total Shareholders’ Equity on the balance sheet. This amount is presented on the balance sheet for both exercised and non-exercised warrants.

The weighted average exercise price of all outstanding warrants (vested and non-vested warrants; assuming 1 warrant = 1 share) is €1.53 or $ conversion 1.73 at December 31, 2021 (€1,74 or $ conversion 2.14 at December 31, 2020; €2.35 or $ conversion 2.64 at December 31, 2019). The weighted average remaining contractual life of all outstanding warrants at the end of 2021 is 7.18 years (2020: 6.70 years; 2019: 6.74 years).

The fair value of each warrant is estimated on the date of grant using the Black-Scholes methodology with the following assumptions:

	Number of warrants granted						Expected duration (months)
Dates	to Belgian benef.	to other benef.	Exercise price (€)	expected dividend Yield	Expected stock price volatility	Risk-free interest rate	to Belgian benef.	to other benef.
15-Mar-12	75,000	120,000	€1.72	-	67.74%	3.43%	78.57	60.56
15-Aug-12	12,000	24,000	€1.52	-	54.50%	2.57%	73.54	61.54
14-Sep-12	-	85,000	€1.65	-	55.58%	2.59%	72.56	60.56
01-Dec-12	-	10,000	€2.19	-	57.13%	2.19%	75.98	57.99
01-Jan-13	65,000	107,000	€2.00	-	57.13%	2.09%	80.97	62.92
01-May-13	-	15,000	€2.13	-	49.75%	1.93%	77.03	58.98
31-May-13	12,000	18,000	€2.05	-	49.62%	2.22%	76.04	57.99
12-Mar-14	76,000	177,000	€3.60	-	47.75%	2.24%	72.69	54.67
01-Apr-14	-	12,000	€4.32	-	48.82%	2.21%	72.03	54.02
30-May-14	18,000	18,000	€4.25	-	48.68%	1.86%	70.09	52.08
23-Jun-14	12,000	12,000	€4.13	-	48.12%	1.78%	75.32	63.29
9-Feb-15	60,000	95,000	€4.49	-	46.75%	0.62%	79.73	61.71
29-May-15	20,000	30,000	€4.91	-	46.52%	0.81%	64.14	52.11
1-Oct-15	-	83,000	€4.20	-	48.99%	0.90%	72.03	54.02
1-Dec-15	-	18,000	€3.89	-	51.18%	0.85%	70.03	52.01
1-Feb-16	-	10,000	€4.13	-	51.18%	0.85%	67.99	49.97
4-Feb-16	50,000	134,000	€3.78	-	52.49%	0.72%	67.89	49.87
2-Apr-16	-	52,000	€3.62	-	53.40%	0.58%	65.33	53.33
29-May-16	30,000	40,000	€4.13	-	51.85%	0.54%	64.11	52.11
22-Jan-16	-	20,000	€3.83	-	52.81%	0.86%	68.32	56.32
1-Dec-16	-	22,000	€4.65	-	54.16%	0.75%	57.99	39.98
1-Jan-17	-	19,000	€4.56	-	53.84%	0.73%	56.98	50.96
1-Apr-17	-	18,000	€5.41	-	51.80%	0.81%	54.02	48.00
11-Apr-17	20,000	200,000	€5.35	-	51.83%	0.72%	65.68	47.67
29-Jul-17	-	10,000	€4.72	-	50.95%	0.87%	50.10	44.05
1-Sep-17	-	34,000	€4.92	-	48.08%	0.71%	60.99	42.97
2-Nov-17	-	99,000	€4.61	-	45.23%	0.66%	52.93	40.90
20-Jun-17	30,000	30,000	€4.97	-	51,57%	0.59%	81.40	63.39
01-Apr-18	-	42,000	€3,77	-	46.08%	0.76%	54.02	42.02
01-Jun-18	50,000	30,000	€4,97	-	46.15%	0.77%	52.01	40.01
01-Jun-18	-	8,000	€3,66	-	44.04%	0.73%	48.99	36.99
05-Dec-18	-	20,000	€1,73	-	57.56%	0.79%	45.86	33.86
24-Jan-19	-	191,000	€1,64	-	67.56%	0.77%	62.24	50.20
16-May-19	-	1,508,000	€1,49	-	75.78%	0.38%	58.55	46.52
01-Nov-19	-	8,000	€1,01	-	82.15%	0.00%	64.99	46.98
01-Dec-19	-	12,000	€1,02	-	81.95%	0.00%	64.01	45.99
01-Jan-20	-	6,000	€1,02	-	81.00%	0.00%	62.99	50.99
01-Feb-20	-	2,000	€0,98	-	80.26%	0.00%	61.97	49.67
01-Mar-20	-	4,000	€0,89	-	80.59%	0.00%	61.02	49.02
01-Jun-20	-	6,000	€0,85	-	86.64%	0.00%	57.99	45.99
01-Oct-20	-	2,000	€0,80	-	85.20%	0.00%	53.95	35.97
15-Jul-20	-	225,000	€0,80	-	85.89%	0.00%	56.51	38.53
01-Jul-19	60,000	20,000	€1,28	-	78.70%	0.07%	69.01	51.02
24-Jul-19	-	980,000	€1,24	-	78.64%	0.00%	68.25	50.27
15-Jul-20	-	1,598,000	€0,80	-	85.89%	0.00%	56.52	38.53
30-Jul-20	20,000	-	€1,28	-	87.02%	0.00%	56.02	38.04
01-Oct-20	-	10,000	€1,28	-	85.20%	0.00%	53.95	35.97
01-Mar-21	-	2,000	€1.08	-	65.06%	0.00%	48.99	31.00
03-May-21	-	8,000	€1.16	-	64.59%	0.01%	46.92	28.93
01-Jun-21	-	4,000	€1.18	-	65.82%	0.01%	45.96	27.98
27-Jul-21	-	30,000	€1.36	-	63.36%	0.00%	44.12	26.14
27-Jul-21	-	202,500	€1.36	-	63.36%	0.00%	44.12	26.14
24-Nov-21	-	40,000	€1.05	-	60.78%	0.14%	49.25	37.25
03-Jul-21	-	2,570,000	€1.38	-	63.10%	0.04%	44.91	26.93
07-Jul-21	-	600,000	€1.39	-	63.11%	0.00%	44.78	26.79

The above inputs for the Black-Scholes model have been determined based on the following:

●	The dividend return is estimated by reference to the historical dividend payment of the Company. Currently, this is estimated to be zero as no dividends have been paid since inception.

●	The expected volatility was determined using the average volatility of the stock over the last two years at the date of grant.

●	Risk-free interest rate is based on the interest rate applicable for the 10Y Belgian government bond at the grant date

NOTE 23: Related parties

Transactions between the Company and its employees, consultants or Directors are described below. There were no other related party transactions.

Remuneration of key management personnel

During the year ended December 31, 2021, the executive management team included four members:

1.	Chief Executive Director, Mr. Michael McGarrity

2.	Executive Vice President of Corporate Development & General Counsel, Mr. Joseph Sollee

3.	Chief Finance Officer, Mr. Ron Kalfus

4.	Chief Commercial Officer, Mr. John Bellano

Their combined remuneration package, including employer taxes, amounted to the following:

Thousands of $/ except per personnel, warrants & share amounts For the years ended December 31	2021	2020	2019
Number of management members and Executive Directors	4	4	4
Short-term employee benefits	1,545	1,535	1,101
Post-employment benefits	52	23	26
Other employment costs	207	174	65
Termination benefits	0	0	1,111
Total benefits	1,804	1,732	2,303
IFRS share-based compensation expense	982	596	34
Number of warrants offered	2,200,000	1,183,000	2,330,000
Cumulative outstanding warrants	5,888,000	3,688,000	2,505,000
Exercisable warrants	1,282,238	1,036,250	160,000

The following table sets forth the number of warrants that were exercised, granted and accepted in aggregate by the four members of the executive management team:

	2021	2020	2019
Number of warrants exercised	0	0	0
Number of new warrants granted and accepted	2,200,000	1,183,000	2,330,000
Annualized IFRS cost for existing warrants	$982,000	$596,000	$34,000

No loans, quasi-loans or other guarantees are outstanding with members of the executive management team.

Remuneration of the Board

The total remuneration of the Board of Directors (including the Executive Director) in 2021, 2020 and 2019 was $863,000, $775,000 and $484,000 respectively (excluding VAT, stock-based compensation and reimbursement of expenses). No advances or credits have been granted to any member of the Board of Directors. None of the members of the Board of Directors have received any non-monetary remuneration other than warrants as disclosed above.

Transactions with Non-Executive Directors

Since 2012, the Non-Independent Directors do not receive a fee payment for attending and preparing for Board meetings or for assisting the Company with Board matters. They receive reimbursement for expenses directly related to the Board meetings, totaling less than $12,000 in 2021.

The Independent Directors receive a fee for attending and preparing meetings of the Board of Directors and for assisting the Company with Board matters, and they receive reimbursement for expenses directly related to the Board meetings. In 2021, 2020 and 2019, respectively $302,000, $231,000 and $135,000 were paid as fees and expense reimbursement to independent members of the Board of Directors.

A total of 20,000 warrants were granted to Non-Executive Directors in 2021 and no warrants were exercised in 2021.

NOTE 24: Significant agreements, commitments and contingencies

Fair value of Other financial liabilities

On September 18, 2015, MDxHealth acquired MDxHealth BV (former NovioGendix), a Dutch molecular diagnostic research and service company with expertise in the urological oncology. The terms of the acquisition consisted of initial consideration paid in 1,086,956 shares of MDxHealth common stock, issued at €4.14 representing the average closing price of the Company’s shares on Euronext Brussels during a period of 30 days ending on September 17, 2015. In addition to this equity, additional cash consideration of €250,000 was paid. On top of the acquisition price, MDxHealth is committed to pay future milestone fees. The Company paid €1,000,000, being $1,105,000 regarding these milestone fees in 2017. The fair value of this contingent consideration as of December 31, 2021 is estimated at $1,617,000 over the period 2021-2022 (2020: $1,599,000; 2019: $1,599,000). The Company is contractually required to pay at maturity to the holder of the obligation the amount of maximum $2,200,000.

Collaborative research agreements and clinical research agreements

The Company has entered into numerous agreements with universities, medical centers and external researchers for research and development work and for the validation of the Company’s technology and products. These agreements typically have durations of one to three years. The Company must pay fixed fees to the collaborators and in exchange typically receives access and rights to the results of the work.

MDxHealth collaborates on research and clinical development with many of the world’s leading academic and government cancer research institutes. These important relationships provide the Company with additional resources and expertise for clinical marker validation as well as access to patient samples for testing. MDxHealth’s collaborators include such prestigious institutions as Johns Hopkins University Medical Institutions (US), Duke University Medical Center (US), Harvard Medical School (US), Cleveland Clinic (US), University of Colorado (US), University of California at Los Angeles (US), Radboud University (The Netherlands) and University of Gent (Belgium) among others.

Intellectual property in-licensing agreements

The Company has entered into numerous agreements with universities and companies for in-licensing intellectual property. These agreements typically require the Company to pay an up-front fee, annual maintenance fees and/or minimum annual royalty fees, legal fees related to the patents, and certain milestone and royalty fees if the patents are eventually used in a commercialized product. In addition, the Company must provide the licensor with periodic reports.

Commercial and intellectual property sub-licensing agreements

The Company has entered into numerous partnering and sub-licensing agreements. In regard to the Company’s developed tests, the Company has entered into a range of marketing and sales arrangements with commercial entities. These important relationships provide the Company with additional resources and infrastructure to expand the geographic reach and awareness of the Company’s solutions, primarily in relation to the ConfirmMDx and SelectMDx tests. MDxHealth’s marketing partners include Cerba Healthcare (Belgium), Ferrer Internacional (Spain), Teva Pharmaceuticals (Israel), and SouthGenetics (South and Central America), LifeLabs (Canada) and, in the US, LabCorp, Miraca Life Sciences, Bostwick Laboratories.

In regard to intellectual property that MDxHealth has developed or improved, MDxHealth has sublicensed certain of its non-core epigenetic technologies to commercial partners, several of whom have launched products that generate royalties and other fees. These sublicenses include:

●	an exclusive sublicense to Laboratory Corporation of America (LabCorp) for the MGMT test (for the North American market only, of indefinite duration, and limited to service testing only). MDxHealth retained certain rights to develop and commercialize the MGMT test as a companion diagnostic on a worldwide basis. LabCorp began to commercialize the MGMT test in North America in 2008.

●	non-exclusive sublicense agreements for the Company’s patented methylation specific PCR (MSP) technology for diagnostic applications, in exchange for certain license fees and running royalties, to several partners including oncgnostics GmbH, Qiagen GmbH and Takara Bio.

Litigation

As of the date of this document and as far as MDxHealth is aware, the Company is not involved in any material legal proceedings.

NOTE 25: Subsidiaries

The Company has the following two wholly-owned direct subsidiaries:

MDxHealth Inc.
Address	15279 Alton Parkway – Suite 100 – Irvine, CA 92618
Incorporation Date	April 14, 2003
Number of employees	176 at December 31,2021, 163 at December 31, 2020 and 158 at December 31, 2019.

MDxHealth B.V.
Address	Transistorweg 5, 6534 AT Nijmegen, The Netherlands
Incorporation Date	October 18, 2006
Incorporated into MDxHealth on	September 18, 2015
Number of employees	11 at December 31, 2021, 9 at December 31, 2020 and 11 at December 31, 2019.

NOTE 26: Principal audit fees and services

During the past fiscal year, in addition to their usual activity, the statutory auditor performed additional activities on behalf of the Company mainly for the issuance of special reports related to warrant plans, grant report certification, for participation to the audit committees and for participation to special projects.

The detail is presented in the table below:

	in thousands of $			in thousands of €
For the years ended December 31	2021	2020	2019	2021	2020	2019
Audit fee for statutory and consolidated financials	182,125	85,000	111,000	155,000	75,000	99,000
Audit related and other services (IPO in the USA)	200,221	10,000	14,000	170,401	8,000	12,000
Total	382,346	95,000	125,000	325,401	83,000	111,000