Form 20-F
period 2022-12-31
MDxHealth SA
filed 2023-04-25
CIK 1872529

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: _________

for the transition period from _________ to _________

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

Indicate the number of outstanding shares of each of the issuer’s class of capital or common stock as of the close of the period covered by the annual report. Ordinary shares, no nominal value per share: 162,880,936 as of December 31, 2022.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

We were incorporated on January 10, 2003 as a company with limited liability (naamloze vennootschap/société anonyme) incorporated and operating under the laws of Belgium. We are registered with the legal entities register (Liège) under enterprise number 0479.292.440. We were publicly listed on Euronext Brussels in June 2006. In October 2010 the Company’s name was changed from OncoMethylome Sciences SA to MDxHealth SA. We have two directly held, wholly owned subsidiaries: MDxHealth, Inc., a Delaware company incorporated in April 2003, and MDxHealth B.V., a Dutch company incorporated in September 2015.

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

Our American Depositary Shares, each representing 10 ordinary shares, began trading on the Nasdaq Capital Market on November 4, 2021. Throughout this annual report, references to ADSs mean American Depository Shares or ordinary shares represented by ADSs, as the case may be. All references in this annual report to “$” are to U.S. dollars and all references to “€” are to Euros. Solely for the convenience of the reader, certain Euro amounts herein have been translated into U.S. dollars at the official exchange rate quoted as of December 31, 2022, by the European Central Bank of €1.00 to $1.067. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as at that or any other date.

Trademarks and Service Marks

We own various trademark registrations and applications, and unregistered trademarks and service marks. “MDxHealth,” “Confirm mdx,” “Select mdx,” “Resolve mdx,” “Genomic Prostate Score,” “GPS,” “Monitor mdx,” the MDxHealth logo and other trademarks or service marks of MDxHealth SA appearing in this annual report are the property of MDxHealth SA or its subsidiaries. Solely for convenience, the trademarks, service marks and trade names referred to in this annual report are listed without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. All other trademarks, trade names and service marks appearing in this annual report are the property of their respective owners. We do not intend to use or display other companies’ trademarks and trade names to imply any relationship with, or endorsement or sponsorship of us by, any other companies.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements. All statements other than statements of historical facts contained in this annual report, including statements regarding our strategy, future operations, future financial position, future revenue, projected costs, prospects, plans, objectives of management and expected market growth are forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. You can find many (but not all) of these statements by looking for words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “would,” “should,” “could,” “may” or other similar expressions in this annual report. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations or projections, including, but not limited to, those identified under Item 3D. “Risk Factors” in this annual report. Actual results may differ materially from those discussed as a result of various factors, including, but not limited to:

●	our plans relating to commercializing our products and services (collectively “solutions”) and the rate and degree of market acceptance of our solutions;

●	the size of the market opportunity for our Confirm mdx and Select mdx tests and other future tests and solutions we commercialize or may develop;

●	our ability to achieve and maintain adequate levels of coverage or reimbursement for our current and future solutions we commercialize or may seek to commercialize;

●	our plans relating to the further development of solutions;

●	existing regulations and regulatory developments in the United States, Europe and other jurisdictions;

●	timing, progress and results of our research and development programs;

●	the period over which we estimate our existing cash will be sufficient to fund our future operating expenses and capital expenditure requirements;

●	our ability to attract and retain qualified employees and key personnel;

●	the scope of protection we are able to establish and maintain for intellectual property rights covering our products solutions and technology;

●	our ability to operate our business without infringing the intellectual property rights and proprietary technology of third parties;

● ●

cost associated with defending intellectual property infringement, product liability and other claims;

the possibility that the anticipated benefits from our business acquisitions will not be realized in full or at all or may take longer to realize than expected;

●	the impact on our business, financial condition and results of operations from the ongoing and global COVID-19 pandemic, or any other pandemic, epidemic or outbreak of an infectious disease in the United States or worldwide; and

●	other risks and uncertainties, including those listed under Item 3D. “Risk Factors.”

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

●	We may engage in acquisitions that are not successful and which could disrupt our business, cause dilution to our stockholders and reduce our financial resources.

Risks Related to Our Business and Industry

We have a history of losses and expect to incur net losses in the future and may never achieve profitability.

We have incurred substantial net losses since our inception, and there can be no assurance that we will achieve profitability. As of December 31, 2022, we had an accumulated deficit of $288.3 million and for the year ended December 31, 2022, we had a net loss of $44.0 million and net cash used in operating activities of $34.1 million. We expect our losses to continue as a result of costs relating to ongoing research and development and for increased sales and marketing costs for existing and planned solutions. These losses have had, and will continue to have, an adverse effect on our working capital, total assets, and stockholders’ equity. Even if we achieve significant revenues, we may not become profitable, and even if we achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Failure to become and remain consistently profitable could adversely affect the market price of our common stock and could significantly impair our ability to raise capital or expand our business in accordance with our growth strategy. Historically, we have been able to raise capital at regular occasions. If we are unable to continue to do this, our ability to operate as a going concern could be seriously compromised.

We may require substantial additional funding to continue our operations and to respond to business needs (including repayment of our outstanding debt) or take advantage of new business opportunities, which may not be available on acceptable terms, or at all.

Our capital outlays and operating expenditures are expected to increase over the next several years as commercial operations expand. We may require additional equity or debt funding from time to time in case of a shortfall in cash inflows from operations or to respond to business needs (including repayment of our outstanding debt) or take advantage of new business opportunities, which may not be available at acceptable terms, or at all. For more information about our cash and cash equivalent position or total liquidity position, see also Item 5B. “Liquidity and Capital Resources.”

Additionally, under the terms of the Asset Purchase Agreement in relation to the acquisition of the Oncotype DX GPS prostate cancer business of Exact Sciences Corporation (“Exact Sciences”), following the closing, an additional aggregate earn-out amount of up to $70 million is to be paid by us to Exact Sciences over the course of 2024, 2025 and 2026, in an amount equal to a portion of the prior calendar year’s reported revenues attributable to the Oncotype DX GPS prostate cancer business, with the maximum earn-out payable in 2024 and 2025 not to exceed $30 million and $40 million, respectively. At the our option, the earn-out amounts can be settled in cash or through the issuance of additional ADSs (valued in function of a volume weighted average trading price of our shares at the end of the relevant earn-out period) to Exact Sciences, provided that the aggregate number of shares representing the ADSs held by Exact Sciences will not exceed more than 5% of our outstanding shares.

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

Our loan facility contains restrictions that limit our flexibility in operating our business, and if we fail to comply with the covenants and other obligations under our loan agreement, the lenders may be able to accelerate amounts owed under the facility and may foreclose upon the assets securing our obligations.

In August 2022, we entered into a $35 million loan and security agreement with an affiliate of Innovatus Capital Partners, LLC (“Innovatus”). Under this agreement, at the option of the Company, an additional $35 million can be drawn from Innovatus, consisting of a $20 million term B loan and a $15 million term C loan, which can be drawn in 2024 and 2025 respectively, subject to certain conditions. There can be no assurance that these conditions will be satisfied and that we will be able to draw any further term loan amounts under this facility.

The loans accrue interest at a floating per annum rate equal to the sum of (a) the greater of (i) the prime rate published in The Wall Street Journal in the “Money Rates” section or (ii) 4.00%, plus (b) 4.25%, and require interest-only payments for the initial four years. At our election, a portion of the interest may be payable in-kind by adding an amount equal to 2.25% of the outstanding principal amount to the then outstanding principal balance on a monthly basis until August 2025. The loans mature in August 2027. The lenders have the right to convert, prior to August 2025, up to 15% of the outstanding principal amount of the loans into ADSs of the Company at a price per ADS of $11.21.

The loans are secured by substantially all assets of the Company, including intellectual property related to our Confirm mdx, Select mdx and Genomic Prostate Score (“GPS”) tests. The loan agreement also subjects us to certain affirmative and negative covenants, including limitations on our ability to transfer or dispose of assets, merge with or acquire other companies, make investments, pay dividends, incur additional indebtedness and liens and conduct transactions with affiliates. As a result of these covenants, we have certain limitations on the manner in which we can conduct our business, and we may be restricted from engaging in favorable business activities or financing future operations or capital needs until our current debt obligations are paid in full or we obtain the consent of Innovatus, which we may not be able to obtain. We cannot be certain that we will be able to generate sufficient cash flow or revenue to meet the financial covenants or pay the principal and accrued interest on the debt.

In addition, upon the occurrence of an event of default or a mandatory prepayment event, Innovatus, among other things, can declare all indebtedness due and payable immediately, which would adversely impact liquidity and reduce the availability of cash flows to fund working capital needs, capital expenditures and other general corporate purposes. An event of default or a mandatory prepayment event includes, but is not limited to, our failure to pay any amount due and payable under the loan agreement, the breach of any representation or warranty in the loan agreement, the breach of any covenant in the loan agreement (subject to a cure period in some cases), a change of control as defined in the loan agreement, certain defaults on loan agreements with third parties and insolvency events and proceedings. If an event of default or a mandatory prepayment event occurs and we are unable to repay amounts due under the loan agreement, Innovatus could foreclose on substantially all of our assets, including intellectual property. We cannot be certain that future working capital, borrowings or equity financings will be available to repay or refinance our debt to Innovatus or any other debt we may incur in the future.

Furthermore, we must meet certain covenants in order to draw down an additional $20 million term B loan and a $15 million term C loan that remain available under the $70 million Innovatus facility in 2024 and 2025, respectively. The availability of the $20 million term B loan and a $15 million term C loans are intended to coincide with the anticipated contingent earn-out payment obligations due under the terms of the Asset Purchase Agreement in relation to the acquisition of the Oncotype DX GPS prostate cancer business of Exact Sciences. If we do not have sufficient working capital to fund our earn-out payment obligations to Exact Sciences if and when they become due, and we are also unable to meet loan covenants necessary to draw down one or more of the additional Innovatus term loans, we may be unable to satisfy our contractual obligations to Exact Sciences, resulting in a material breach under the Asset Purchase Agreement with Exact Sciences as well as an event of default under the loan agreement with Innovatus, and our business could be adversely affected.

Our acceptance of a Paycheck Protection Program loan subjects us to a variety of federal regulations and although we may apply for forgiveness of this loan it may not be forgiven.

In April 2020, we qualified for a $2.3 million loan through the Paycheck Protection Program (the “PPP”) of the U.S. Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”), under a loan agreement administered by the U.S. Small Business Administration. By participating in a federal loan program, we become subject to increased governmental oversight and federal regulatory compliance obligations, including potential civil and criminal liability for making false claims or statements under the U.S. False Claims Act, 31 USC. § 3729 et seq. (the “FCA”). Liability under the FCA and similar federal statutes can carry significant potential monetary penalties and potential jail time, and can arise from both “knowing” and “willful” misstatements. FCA violations will result in a civil penalty per false claim, of not less than $11,181 and not more than $22,363, plus treble the government’s actual damages. A person who violates § 3729 will also be held liable for the government’s costs for bringing a civil action to recover any penalty or damages. If, despite our good faith belief that we satisfied all eligibility requirements for the PPP loan, we are found to have been ineligible to receive the PPP loan or in violation of any of the laws or regulations that apply to us in connection with the PPP loan, we may be subject to penalties, including under the FCA, and could be required to repay the PPP loan. Additionally, a review or audit by the U.S. Small Business Administration (“SBA”) or other government entity in connection with any future forgiveness application (if we chose to apply for forgiveness) or claims under the False Claims Act could consume significant financial and management resources. Any of these events could harm our business, results of operations and financial condition.

We may engage in acquisitions that are not successful and which could disrupt our business, cause dilution to our stockholders and reduce our financial resources.

In addition to our acquisition of NovioGendix, a privately held company based in Nijmegen, The Netherlands, in September 2015 and our acquisition of our GPS test from Genomic Health, Inc., a subsidiary of Exact Sciences, in August 2022, we may enter into other transactions in the future to acquire other businesses, products or technologies. We may be unable to realize the anticipated benefits of the acquisitions or do so within the anticipated timeframe. Any acquisitions may not strengthen our competitive position, and these transactions may be viewed negatively by customers or investors. We could incur losses resulting from undiscovered liabilities of the acquired business that are not covered by the indemnification we may obtain from the seller. In addition, we may not be able to successfully integrate the acquired personnel, technologies and operations into our existing business in an effective, timely and non-disruptive manner. If we are unable to do so, the disruption to our operations could result in additional costs or could distract management’s attention from other initiatives.

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

The market for assessing men at risk for prostate cancer diagnosis or aggressiveness is large. As a result, this market has attracted competitors, some of which possess substantially greater financial, selling, logistical and laboratory resources, more experience in dealing with third-party payors, and greater market penetration, purchasing power and marketing budgets, as well as more experience in providing diagnostic services. Some companies and institutions are developing serum-based tests and diagnostic tests based on the detection of proteins, nucleic acids or the presence of fragments of mutated genes in the blood that are associated with prostate cancer. These competitors could have technological, financial, reputational, and market access advantages over us.

Regarding our Confirm mdx for Prostate Cancer tissue-based test, several directly competitive products are currently commercially available. In 2014, OPKO Health, Inc., a NYSE listed company, launched the 4Kscore test, a blood based 4-plex test which combines the results of the blood test with clinical information in an algorithm that calculates a patient’s percent risk for aggressive prostate cancer prior to a biopsy. OPKO is the third largest clinical laboratory in the United States, with a significantly larger sales and marketing team than we have. The 4Kscore test obtained FDA marketing approval in December 2021. Offered at a lower price point, the 4Kscore test offers a competitive price advantage over the Confirm mdx test. The PCA-3 test from Hologic, a urine-based test, is on the U.S. market as an FDA approved test, which may be perceived as providing a competitive advantage since the Confirm mdx for Prostate Cancer test is not FDA approved. The PCA-3 test is intended for the same patient population as Confirm mdx for Prostate Cancer, but our performance has only been established in men who were already recommended by urologists for repeat biopsy.

Regarding our Select mdx for Prostate Cancer tissue-based test, several directly competitive products are currently commercially available. In 2016, ExosomeDx launched the ExoDx (Intelliscore), a urine-based test designed to assess whether a patient presenting for an initial biopsy is at greater risk for high-grade prostate cancer. The ExoDx test competes directly with Select mdx. In 2018, Bio-Techne Corporation, a large U.S.-based, diversified life sciences company, acquired the ExoDx test. Bio-Techne has greater resources and a significantly larger sales and marketing team than we have. For instance, based on recent Securities and Exchange Commission (“SEC”) filings, Bio-Techne has total assets in excess of $1 billion and a market capitalization exceeding $10 billion. In addition, the ExoDx test may also provide a competitive advantage since, unlike the Select mdx test, it does not require a prostate massage as part of its specimen collection procedures. In addition to ExoDx, the 4Kscore test offered by OPKO and the Prostate Health Index test, or the “phi score”, offered by Beckman Coulter, both compete directly with the Select mdx test.

Regarding our GPS tissue-based test, acquired in August 2022 from Exact Sciences, several directly competitive products are currently commercially available. Myriad Genetics offers the Prolaris test, a tissue-based genetic test to help identify those men who need treatment versus those who can choose active surveillance. Additionally, Veracyte offers the Decipher test, a tissue-based genetic test to help identify those men who need treatment versus those who can choose active surveillance. In addition to directly competitive genomic tests, traditional methods used by pathologists and clinicians to estimate risk for disease progression also pose competitive threats. Companies combining these traditional methods with artificial intelligence could potentially emerge as competitors, though most of these technologies are currently in the research stage.

Each of OPKO, Myriad Genetics, and Beckman Coulter have greater resources and a significantly larger sales and marketing team than we do. Beckman Coulter is owned by Danaher Corporation, which had total assets in excess of $50 billion based on recent SEC filings and a market capitalization in excess of $150 billion. Myriad Genetics had total assets in excess of $1 billion based on recent SEC filings and a market capitalization in excess of $1.5 billion. As a result of these significantly greater resources, these competitors are able to make larger investments into the tests they produce and the sales and marketing of these tests, which may cause us to lose market share. In addition to competitive products, the Confirm mdx, Select mdx and GPS tests also face competition from multiparametric MRI (“mpMRI”), a clinical diagnostic imaging procedure available to and used by physicians for many years, which focuses on visual tissue analysis. The mpMRI procedure can visually reveal potential locations of abnormal and potentially cancerous prostate tissue characteristics that distinguish tumors from healthy tissue. The visual aspect of diagnostic imaging may feel more accessible and be considered preferable by some physicians over molecular analysis, and there likely is an economic incentive for some physicians to earn a professional fee from the performance of mpMRI procedures. It may be difficult to change the methods or behavior of physicians to incorporate our testing solutions into their practices in conjunction with, or instead of, mpMRI clinical diagnostic imaging procedures. In addition, companies developing or offering capital equipment or point-of-care kits to physicians represent another source of potential competition. These devices are used directly by the physicians or their institutions, which can facilitate adoption.

If we are unable to compete effectively with the abovementioned competitors and with new technologies and procedures such as mpMRI, we may lose market share, which could in turn adversely affect our revenues.

Our commercial success will depend on the market acceptance and adoption of our current and future tests.

Healthcare providers typically take a long time to adopt new products, testing practices and clinical treatments, partly because of perceived liability risks and the uncertainty of third-party coverage and reimbursement. It is critical to the success of our sales efforts that we educate enough patients, clinicians and administrators about molecular diagnostics testing, in general, as well as about our solutions, and demonstrate their clinical benefits. It is likely that clinicians may not adopt, and third-party payors may not cover or adequately reimburse for, our tests unless they determine, based on published peer-reviewed journal articles and the experience of other clinicians, that they provide accurate, reliable and cost-effective information.

As the healthcare reimbursement system in the United States evolves to place greater emphasis on comparative effectiveness and outcomes data, we cannot predict whether we will have sufficient data, or whether the data we have will be presented to the satisfaction of any payors seeking such data, in the process of determining and maintaining coverage for our diagnostic tests. The administration of clinical and economic utility studies is expensive and demands significant attention from the management team. Our largest ongoing study, a multicenter U.S. observational study of Confirm mdx and Select mdx entitled a Prospective Validation of Prostate Biomarkers for Repeat Biopsy (“PRIORITY”), has encountered delays in enrollment and completion as a result of the COVID-19 pandemic. Additionally, we have several smaller post-marketing clinical studies ongoing or planned that are primarily intended to support expanded indications for our Confirm mdx, Select mdx and GPS tests. There can be no assurance that the PRIORITY study or our other clinical studies will be successfully initiated, enrolled or completed. Also, data collected from these studies may not be positive or consistent with our existing data or may not be statistically significant or compelling to the medical community. If the results obtained from ongoing or future studies are inconsistent with certain results obtained from previous studies, adoption of diagnostic services would suffer, and our business would be harmed.

If our tests or the technology underlying our current or future tests do not receive sufficient favorable exposure in peer-reviewed publications, the rate of clinician adoption of our tests and positive reimbursement coverage decisions for our tests could be negatively affected. See “Risk Factors — We face uncertainties over the reimbursement of our tests by third party payors.” The publication of clinical data in peer-reviewed journals is a crucial step in commercializing and obtaining reimbursement for diagnostic tests, and our inability to control when, if ever, our results are published may delay or limit our ability to derive sufficient revenue from any product that is the subject of a study.

Our financial results are largely dependent on sales of one test, and we will need to generate sufficient revenues from this and other future solutions to grow our business.

Currently, we rely significantly on the sale of Confirm mdx tests in the United States for our revenues, with these tests accounting for approximately 59%, 91% and 94% of total revenues in 2022, 2021 and 2020, respectively. We have materially diversified our revenue through the acquisition of the GPS test, with further revenue diversification attributable to the launch of an additional precision diagnostic test offering and clinical guideline inclusion for Select mdx, which facilitates reimbursement. However, sales of Confirm mdx are expected to continue to account for a substantial portion of total revenues for at least the next several years. If reimbursement for our tests were to be revoked or limited either by CMS or commercial payors, this could have an immediate impact on our revenues. While we do not believe that revocation of Medicare reimbursement for Confirm mdx or GPS tests is likely, if this were to occur, the impact could be severe.

The commercial success of solutions and our ability to generate sales will depend on several factors, including:

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

If we are unable to increase sales and reimbursement of our current solutions or successfully develop and commercialize other solutions or enhancements, our revenues and our ability to achieve profitability would be impaired, and the market price of our shares could decline.

We face uncertainties concerning the coverage and reimbursement of our solutions by third-party payors.

Successful commercialization of our solutions depends, in large part, on the availability of coverage and adequate reimbursement from government and private payors. Favorable third-party payor coverage and reimbursement are essential to meeting our immediate objectives and long-term commercial goals. In the United States, for new diagnostic solutions, each private and government payor decides whether to cover the test, the amount it will reimburse clinical laboratories or other providers for a covered test, and any specific conditions for coverage and reimbursement. Healthcare providers may be unlikely to order a specific diagnostic test unless an applicable third-party payor offers meaningful reimbursement for the test. Therefore, adequate coverage and reimbursement is critical to the commercial success of a diagnostic product, and if we are unable to secure and maintain favorable coverage determinations and reimbursement, this will undermine our ability to earn revenue from our products.

Medicare

Reimbursement for diagnostic tests furnished to Medicare beneficiaries (typically patients aged 65 or older) is usually based on a fee schedule set by the U.S. Centers for Medicare & Medicaid Services (“CMS”), a division of the U.S. Department of Health and Human Services (“HHS”). As a Medicare-enrolled provider with our primary laboratory based in California, we bill Noridian Healthcare Solutions (“Noridian”), the Medicare Administrative Contractor (“MAC”), for California, and our Select mdx, Confirm mdx, and GPS tests are subject to Noridian’s local coverage and reimbursement policies. Noridian participates in the Molecular Diagnostic Services Program (“MolDX”), administered by Palmetto GBA, which handles technical assessments for U.S. laboratories that perform molecular diagnostic testing. The Confirm mdx test obtained a positive Medicare local coverage determination (“LCD”) under the MolDX program in 2014, the GPS test obtained a positive Medicare coverage LCD in 2015, and the Select mdx test obtained a positive Medicare coverage LCD in April 2023, each of which provides coverage for Medicare patients throughout the United States.

Medicare accounted for approximately 43% of MDxHealth’s revenues in 2022, compared to 38% in 2021. See Note 4 in the Notes to Consolidated Financial Statements included in Part III for further detail.

Commercial payors

Obtaining coverage and reimbursement by commercial payors is a time-consuming and costly process, without a guaranteed outcome, since each commercial payor makes its own decision with respect to whether to cover a particular test and, if so, at what rate to reimburse providers for that test. In addition, several payors and other entities conduct technology assessments of new medical tests and devices and provide the results of these assessments for informational purposes to other parties. These assessments may be used by third-party payors and healthcare providers as grounds to deny coverage for a particular test, or to refuse to use or order a particular test or procedure. Our tests have received initial negative technology assessments from several of these entities and are likely to receive more negative technology assessments. We continue to work with third-party payors to obtain coverage and reimbursement for our tests and to appeal coverage denial decisions based on existing and ongoing studies, peer reviewed publications, and support from physician and patient groups. There are no assurances that commercial payors will continue to issue positive coverage and reimbursement policies and/or contracts and, if issued, that such policies and/or contracts will be maintained in the future. If our tests are considered on a policy-wide level by major third-party payors, whether at our request or on the payor’s own initiative, and the payor determines that such tests are ineligible for coverage and reimbursement, our revenue potential could be adversely impacted.

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

Our business is affected by macroeconomic conditions.

Various macroeconomic factors could adversely affect our business and the results of our operations and financial condition, including changes in inflation, interest rates, and foreign currency exchange rates and overall economic conditions and uncertainties, including those resulting from the current and future conditions in the global financial markets. For instance, we experienced inflationary pressures in 2022 and expect such pressures to continue in 2023. Cost inflation, including increases in raw material prices, labor rates, and transportation costs may impact our profitability. Our ability to recover these cost increases through price increases is significantly limited by the process by which we are reimbursed for our products and services by government and private payors. The volatility of the capital markets could also affect the value of our investments and our ability to liquidate our investments in order to fund our operations.

Increasing interest rates and reduced access to capital markets could also adversely affect the ability of our suppliers, distributors, licensors, collaborators, contract manufacturers and other commercial partners to remain effective business partners or to remain in business. The loss of a critical business partner, or a failure to perform by a critical business partner, could have a disruptive effect on our business and could adversely affect our results of operations.

The ongoing outbreak of COVID-19, or any future pandemic, could impact our sales volumes, and our business may experience other adverse effects as a result of COVID-19 or future pandemics.

The broad and extensive impact of the COVID-19 pandemic on virtually all aspects of our business and society exacerbated many pre-existing risks to our business by making them more likely to occur or more impactful when they do occur. Accordingly, you should consider the risks described in this risk factor in addition to, and not in lieu of, the risks described elsewhere throughout these risk factors.

The level and nature of the disruption caused by COVID-19, or any future pandemic, is unpredictable, may be cyclical and long-lasting and may vary from location to location. To the extent COVID-19 conditions improve, the duration and sustainability of any such improvements will be uncertain and continuing adverse impacts and/or the degree of improvement may vary dramatically by geography and by product. The actions we take in response to any improvements in conditions, such as our return-to-office plans, may also vary widely by geography and by business and will likely be made with incomplete information; pose the risk that such actions may prove to be premature, incorrect or insufficient and could have a material, adverse impact on our business and results of operations.

Despite our efforts, the ultimate impact of COVID-19, or any future pandemic, depends on factors beyond our knowledge or control, including the duration and severity of the outbreak, third-party actions taken to contain its spread and mitigate its public health effects, and short- and long-term changes in the behaviors of medical professionals and patients resulting from the pandemic.

The ongoing military action by Russia in Ukraine could have negative impact on the global economy, which could materially adversely affect our business, operations, operating results and financial condition.

On February 24, 2022, Russian forces launched significant military action against Ukraine, and sustained conflict and disruption in the region is possible. The impact to Ukraine as well as actions taken by other countries, including new and stricter sanctions imposed by Canada, the United Kingdom, the European Union, the United States, and other countries and companies and organizations against officials, individuals, regions, and industries in Russia and Ukraine, and actions taken by Russia in response to such sanctions, and each country’s potential response to such sanctions, tensions, and military actions could adversely affect the global economy and financial markets and thus could affect our business, operations, operating results and financial condition as well as the price of our common stock and our ability to raise additional capital when needed on acceptable terms. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described in this annual report on Form 20-F.

Risks Related to Our Intellectual Property

If we are unable to retain intellectual property protection in relation to our solutions or if we are required to expend significant resources to protect our intellectual property position, our competitive position could be undercut.

Our ability to protect our discoveries, know-how and technologies affects our ability to compete and to achieve profitability. We rely on a combination of U.S. and foreign patents and patent applications, copyrights, trademarks and trademark applications, confidentiality or non-disclosure agreements, material transfer agreements, licenses and consulting agreements to protect our intellectual property rights. We also maintain certain company know-how, algorithms, and technological innovations designed to provide us with a competitive advantage in the marketplace as trade secrets. As of December 31, 2022, we owned or had exclusive rights to more than 17 patent families related to our molecular technology and cancer-specific biomarkers. Specifically, there are 116 granted or pending patent applications in this group comprised of 16 issued or allowed U.S. patents, 7 pending U.S. provisional or non-provisional applications, 19 pending international patent applications filed under the Patent Cooperation Treaty (“PCT”) and 74 granted or allowed patents in jurisdictions outside the United States, including Japan, Canada, Israel and the major European countries. Our issued U.S. patents expire at various times between 2024 and 2038. Of these issued patents, 1 covers intellectual property used in our Confirm mdx test, which expires in 2024, 7 cover intellectual property used in our Select mdx test, the last of which expires in 2036, and 52 cover intellectual property used in our GPS test, the last of which expires in 2038. When these patents expire other companies will no longer be prohibited from incorporating the subject intellectual property into competing tests they may seek to develop.

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

We may be subject to substantial costs and liabilities, or be prevented from using technologies incorporated in our solutions, as a result of litigation or other proceedings relating to patent rights.

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

The development and commercialization of our products and services rely, directly or indirectly, upon strategic collaborations and license agreements with third parties. We have a license agreement with an academic institution pursuant to which we have incorporated licensed technology into our Confirm mdx test and may incorporate licensed technology into our pipeline products. Our dependence on license, collaboration and other similar agreements with third parties may subject us to a number of risks. There can be no assurance that any current contractual arrangements between us and third parties or between our strategic partners and other third parties will be continued on materially similar terms and will not be breached or terminated early. Any failure to obtain or retain the rights to necessary technologies on acceptable commercial terms could require us to re-configure our products and services, which could negatively impact their commercial sale or increase the associated costs, either of which could materially harm our business and adversely affect our future revenues and ability to achieve sustained profitability.

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

Our tests are billed on a fee-for-service basis and paid, for example by hospitals and direct payments from individual patients, and may be reimbursed by third-party payors, including Medicare and other governmental payor programs, private insurance plans and managed care organizations. Billing for molecular diagnostics testing services is complex, time-consuming, and expensive. We are often obligated to bill services in the specific manner required by each particular third-party payor. Failure to comply with these complex billing requirements (including complex federal and state regulations related to billing government health care programs, e.g., Medicare and Medicaid) may significantly hinder our collection and retention efforts, including not only potential write-offs of doubtful accounts and long collection cycles for accounts receivable, but also the potential disgorgement of previously paid claims based on third-party payor program integrity investigations into billing discrepancies, fraud, waste and abuse. With CMS’s recent implementation of a comprehensive oversight regime that consolidated program integrity powers into a single Unified Program Integrity Contractor (“UPIC”), audit and investigatory activity into billing fraud, waste and abuse in the industry has in recent years significantly increased. Responding to requests from a UPIC, or other auditor, is often time-consuming and requires dedication of internal, and sometimes external, resources. UPICs also have the authority to implement Medicare payment suspensions during the pendency of an audit, which could significantly impact cash flows, even where no improper billing is ultimately found to have occurred. Commercial payors may also engage in audit activity, requiring timely production of medical documentation in support of billed claims.

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

Labor is a significant component of operating our business. A number of factors may adversely affect the labor force available to us or increase labor costs, including high employment levels, federal unemployment subsidies, increased wages offered by other employers, vaccine mandates and other government regulations and our responses thereto. As more employers offer remote work, we may have more difficulty recruiting for jobs that require on-site attendance, such as certain clinical laboratory and sales roles. Although we have not experienced any material labor shortage to date, we have recently observed an overall tightening and increasingly competitive labor market. A sustained labor shortage or increased turnover rates within our employee base, caused by a pandemic or as a result of general macroeconomic factors, could lead to increased costs, such as increased overtime or financial incentives to meet demand and increased wage rates to attract and retain employees, and could negatively affect our ability to efficiently operate our clinical laboratories and overall business. If we are unable to hire and retain employees capable of performing at a high-level, or if mitigation measures we may take to respond to a decrease in labor availability have unintended negative effects, our business could be adversely affected.

Additionally, the operations of our vendors and partners could also suffer from labor shortages, turnover and labor cost increases which could result in supply change disruptions and increases in the costs of the products and services we purchase, each of which could adversely affect our operations.

Our business and reputation will suffer if we are unable to establish and comply with, stringent quality standards to assure that the highest level of quality is observed in the performance of our solutions.

Inherent risks are involved in providing and marketing cancer tests and related services. Patients and healthcare providers rely on us to provide accurate clinical and diagnostic information that may be used to make critical healthcare decisions. As such, users of our solutions may have a greater sensitivity to errors than users of some other types of products and services.

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

We currently perform testing services in our laboratory facilities located in Irvine, California; Plano, Texas; and Nijmegen, The Netherlands and our GPS test is currently performed by Exact Sciences in its laboratory facility in Redwood City, California. These laboratory facilities could become inoperable due to circumstances that may be beyond our control, and such inoperability could adversely affect our business and operations. The facilities, equipment and other business process systems would be costly to replace and could require substantial time to repair or replace.

The facilities may be damaged or destroyed by natural or man-made disasters, including earthquakes, wildfires, floods, outbreak of disease (such as the COVID-19 pandemic), acts of terrorism or other criminal activities and power outages, which may render it difficult or impossible for us to perform our tests for some period.

The facilities may also be rendered inoperable because of regulatory sanction. In the United States, we are subject to federal and state laws and regulations regarding the operation of clinical laboratories. Our U.S. laboratory facilities in Irvine, California and Plano, Texas are certified under CLIA. CLIA and the laws of California and certain other states, impose certification requirements for clinical laboratories, and establish standards for quality assurance and quality control, among other things. Clinical laboratories are subject to inspection by regulators, and to sanctions for failing to comply with applicable requirements. Sanctions available under CLIA include prohibiting a laboratory from running tests, requiring a laboratory to implement a corrective action plan, and imposing civil monetary penalties. Our U.S. laboratory facilities hold certificates of accreditation from CMS to perform high-complexity testing. To renew these certificates, the facilities are subject to survey and inspection every two years. We also hold a certificate of accreditation from the College of American Pathologists (“CAP”), which sets standards that are higher than those contained in the CLIA regulations. CAP is an independent, non-governmental organization of board-certified pathologists that accredits laboratories nationwide on a voluntary basis. Sanctions for failure to comply with CAP or CLIA requirements, including proficiency testing violations, may include suspension, revocation, or limitation of a laboratory’s CLIA certificate, which is necessary to conduct business, as well as the imposition of significant fines or criminal penalties. In addition, our U.S. facilities are subject to regulation under state laws and regulations governing laboratory licensure. Two states, one of which is New York, have enacted state licensure laws that are more stringent than CLIA. Failure to maintain CLIA certification, CAP accreditation, or required state licenses could have a material adverse effect on the sales of our tests and results of operations. Many states maintain independent licensure, registration, or certification procedures with which our U.S. facilities must maintain compliance in order to receive and test samples from that location.

In order to rely on a third party to perform certain of our tests, we could only use another facility with established state licensure and CLIA accreditation following validation and other required procedures. We cannot assure you that we would be able to find another CLIA certified facility willing to comply with the required procedures, that this laboratory would be willing to perform the tests for us on commercially reasonable terms, or that it would be able to meet our quality or regulatory standards.

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

To provide our testing services, we are required to obtain customized components and services that are currently available from a limited number of sources. Most of these components and services are sourced externally from approximately 40 external suppliers. Many of the consumable supplies and reagents used as raw materials in our testing process are procured from a limited number of suppliers, some of which are single source. In addition, we rely on a limited number of suppliers, or in some cases a single supplier (for example, for the automation of our deparaffination steps for our Confirm mdx test), for certain services and equipment with which we provide testing services. If we have to switch to a replacement supplier for any of these items that are sub-components or for certain services required for the performance of our tests, or if we have to commence our own manufacturing or testing services to satisfy market demand, we may face additional delays. For example, in the past, a supplier has delivered critical non-conforming components that failed our acceptance testing, requiring us to audit the supplier and assist the supplier in improving our internal quality processes. In addition, third party suppliers may be subject to circumstances which impact their ability to supply, including enforcement action by regulatory authorities, natural disasters (e.g., hurricanes, earthquakes, disease and terrorism), epidemics (e.g., the COVID-19 pandemic), industrial action (e.g., strikes), financial difficulties including insolvency, among a variety of other internal or external factors. Any such supply disruptions could in turn result in service disruptions for an extended period of time, which could delay completion of our clinical studies or commercialization activities and prevent us from achieving or maintaining profitability. While we were able to qualify alternative suppliers to address COVID-19 related disruptions, in the future alternative suppliers may be unavailable, may be unwilling to supply, may not have the necessary regulatory approvals, or may not have in place an adequate quality management systems.

Exact Sciences currently performs our GPS test pursuant to a reference laboratory services agreement we entered into with Exact Sciences in connection with our acquisition of the GPS test. Until we are able to transition performance of the GPS test to our laboratory facilities we will be reliant on this contractual relationship to generate revenues from this test.

Modifications to a service or items or inclusions of certain services or items made by a third-party supplier could require new approvals from the relevant regulatory authorities before the modified service or item may be used, for example any modifications to the assembly and packaging of items for our testing services supplied to healthcare providers. While we have not experienced any material supply chain disruptions to date, if we were to experience such disruptions it could have an immediate impact on revenues, and the impact could be material depending on the length of the supply disruption.

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

We are seeking to improve the performance of our existing solutions and to develop a pipeline for future products and services. For example, in August 2022, we announced our acquisition of the GPS test from Exact Sciences. In addition, we are currently developing an additional product, Monitor mdx, as a non-invasive test to risk stratifies patients for continued active surveillance versus intervention. We also recently developed and launched non-invasive urine test that identifies and quantifies infectious bacteria and their antibiotics susceptibility to help ensure patients receive the correct diagnosis and treatment as quickly as possible.

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

Our expansion of our business outside of the United States increases the potential of violating foreign laws similar to those described above under “ — We conduct business in a heavily regulated industry, and changes in regulations or violations of regulations may, directly or indirectly, adversely affect our results of operations and financial condition and harm our business.” In order to market our tests in other countries, we may be required to obtain regulatory approvals and comply with extensive safety and quality regulations in other countries. The time required to obtain approval by a foreign country may be longer or shorter than that required for FDA clearance or approval, and the requirements may differ. The European Union/European Economic Area requires a CE conformity mark in order to market medical devices. Many other countries accept CE or FDA clearance or approval, although others, require separate regulatory filings. Further, the advertising and promotion of our products in the EEA is subject to the laws of individual EEA Member States implementing the EU Medical Devices Directives including Directive 98/79/EC on Invitro Diagnostic Medical Devices, Directive 2006/114/EC concerning misleading and comparative advertising, and Directive 2005/29/EC on unfair commercial practices, as well as other EEA Member State laws governing the advertising and promotion of medical devices. Going forward, CE marking will be pursuant to Regulation 2017/745 (the “Medical Devices Regulation”) and Regulation 2017/746 (the “Invitro Diagnostic Medical Devices Regulation”), which were passed by the European Parliament on April 5, 2017. The Medical Devices Regulation and the Invitro Diagnostic Medical Devices Regulation contain further obligations for medical devices and invitro diagnostic medical devices with which we will be required to comply as applicable. These new laws are generally stricter than the requirements previously in place and contain increased evidence requirements for CE marking. They may limit or restrict the advertising and promotion of our tests to the general public and may impose limitations on promotional activities with healthcare professionals. The risk of being found in violation of these or other laws and regulations is further increased by the fact that many have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Any action brought against us for violation of these or other laws or regulations, even in case of successful defense against it, could result in significant legal expenses and divert management’s attention from the operation of our business. While our business is primarily based in the United States, these laws or regulations would not have an immediate material impact on our revenues. However, in the longer term, our prospects could be seriously harmed.

If the FDA were to take the position that our tests are not within the scope of its policy on enforcement discretion for laboratory-developed tests (“LDTs”), or Congress or FDA were otherwise to begin requiring approval or clearance of our tests, responding to such a development could lead to a halt in the commercial provision of our tests until we meet the requirements for premarket approval or clearance, enforcement action from FDA, and we could incur substantial costs and time delays associated with meeting FDA requirements for premarket clearance or approval.

Although we believe we are within the scope of the FDA’s policy on enforcement discretion for LDTs, commercial availability of LDTs is subject to uncertainty given the FDA’s latitude in interpreting and applying its laws and policies. For example, although the FDA has historically exercised enforcement discretion over most LDTs, it does not consider tests to be subject to this enforcement discretion if they were or are designed or manufactured completely, or partly, outside of the laboratory that offers and uses them, or if they are offered “over-the-counter” (as opposed to being available to patients only when prescribed by a health care provider). Even for tests that appear to fall within FDA’s previously stated policy on enforcement discretion, the FDA may decide to regulate certain LDTs on a case-by-case basis at any time.

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

Even though our tests are commercialized in the United States as LDTs, they may in the future become subject to more onerous regulation by the FDA. For example, the FDA may disagree with the assessment that the tests fall within the definition of an LDT and seek to regulate them as medical devices. The FDA has, for over the past decade, been introducing proposals to end enforcement discretion and to bring LDTs clearly under existing FDA regulatory frameworks and the U.S. Congress has recently been working on legislation to create an LDT and in vitro diagnostic regulatory framework that would be separate and distinct from the existing medical device regulatory framework. If the FDA begins to enforce its medical device requirements for LDTs, or if the FDA disagrees with our assessment that our tests are LDTs, our company and these tests could for the first time be subject to a variety of regulatory requirements, including registration and listing, medical device reporting, and adherence to good manufacturing practices under the quality system regulations, and we could be required to obtain premarket clearance or approval for these existing tests and any new tests we may develop, which may force us to cease or delay marketing our tests until the required clearance or approval are obtained. The premarket review process for diagnostic products can be lengthy, expensive, time-consuming, and unpredictable. Further, obtaining premarket clearance or approval may involve, among other things, successfully completing clinical trials. Clinical trials require significant time and cash resources and are subject to a high degree of risk, including risks of experiencing delays, failing to complete the trial or obtaining unexpected or negative results. If we are required to obtain premarket clearance or approval and/or conduct premarket clinical trials, development costs could significantly increase, the introduction of any new tests under development may be delayed, and sales of our tests could be interrupted or stopped. Any of these outcomes could reduce revenues or increase costs and materially adversely affect our business, prospects, results of operations, or financial condition. Moreover, any cleared or approved labeling claims may not be consistent with current claims or be adequate to support continued adoption of and reimbursement for our tests. For instance, if FDA requires our tests to be labeled as investigational, or if the labeling claims the FDA allows are limited, order levels may decline and reimbursement may be adversely affected. If after commercialization under the LDT framework our tests are allowed to remain on the market but there is uncertainty about the regulatory status of our tests, including questions that may be raised if competitors object to our regulatory positioning as an LDT, we may encounter ongoing regulatory and legal challenges and related costs. Such challenges or related developments (for example if the labeling claims the FDA allows us to make are more limited than the claims we currently plan to make) may impact our commercialization efforts as orders or reimbursement may be less than anticipated. As a result, we could experience significantly increased development costs and a delay in generating additional revenue. Until the FDA finalizes its regulatory position regarding LDTs, or federal legislation is passed concerning regulation of LDTs, it is unknown how the FDA may regulate our tests in the future and what testing and data may be required to support any required clearance or approval.

The requirement of premarket review could negatively affect our business until such review is completed and regulatory clearance or approval is obtained. The FDA could require that sales of our tests be halted pending premarket clearance or approval. In December 2018 the FDA Commissioner and the Director of the Center for Devices and Radiological Health expressed significant concerns regarding disparities between some LDTs and in vitro diagnostics that have been reviewed and cleared or approved by FDA. If the FDA were to determine that our tests are not within the policy for LDTs for any reason, including new rules, policies, or guidance, or due to changes in statute, our tests may become subject to FDA requirements, including premarket review. If required, the regulatory marketing authorization process may involve, among other things, successfully completing additional clinical trials and submitting a premarket clearance (510(k)) submission or filing a de novo or premarket approval application with the FDA. If premarket review and authorization is required by the FDA, we may need to incur additional expenses or require additional time to seek it, or we may be unable to satisfy FDA standards, and our tests may not be cleared or approved on a timely basis, if at all, and the labeling claims permitted by the FDA may not be consistent with our currently planned claims or adequate to support adoption of and reimbursement for our tests. If the FDA requires any form of premarket review, our tests may not be cleared or approved on a timely basis, if at all. We may also decide voluntarily to pursue FDA premarket review and authorization of our tests if it appears that doing so would be appropriate.

In addition, we believe that the sample collection kits provided by us for collection and transport of specimens from a health care provider to our clinical laboratories are considered a Class I medical devices subject to the FDA’s general device controls but exempt from premarket review. However, the FDA could assert the specimen collection kits are non-exempt or Class II devices, which would subject them to premarket clearance or approval processes, which could be time-consuming and expensive.

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

The net operating loss carry forwards of our corporate subsidiaries may be unavailable to offset future taxable income because of restrictions under U.S. tax law. As of December 31, 2022, consolidated net tax loss carry forwards amounted to $285.3 million. Our NOLs generated in tax years ending on or prior to December 31, 2017 are only permitted to be carried forward for 20 taxable years under applicable U.S. federal tax law, and therefore could expire unused. We consider that it is highly likely that we will be unable to use at least a portion of these NOLs, in light of our continued losses. Under tax legislation commonly referred to as the Tax Cuts and Jobs Act (“TCJA”), as modified by the CARES Act, our federal NOLs generated in tax years ending after December 31, 2017 may be carried forward indefinitely and NOLs arising in taxable years beginning after December 31, 2017 and before January 1, 2021 may be carried back to each of the five taxable years preceding the tax year of such loss, but NOLs arising in taxable years beginning after December 31, 2020 may not be carried back. In addition, under the TCJA, as modified by the CARES Act, for taxable years beginning after December 31, 2020, the deductibility of federal NOLs generated in taxable years beginning after December 31, 2017 is limited to 80% of current year taxable income. It is uncertain if and to what extent various states will conform to the TCJA, as modified by the CARES Act.

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

Also under Belgian tax law, certain restrictions regarding the use of Belgian tax losses carried forward apply and these losses may also be forfeited upon certain changes of control over Belgian corporate taxpayers. As a COVID-19 measure, some limited tax loss carried back mechanism was introduced in Belgian tax law.

Given that we have historically generated operating losses, any change in our ability to use NOLs could have a severe impact on us if and when we become profitable. As of December 31, 2022, we had an accumulated deficit of $288.3 million and for the year ended December 31, 2022, we had a net loss of $44.0 million.

Risks Related to Ownership of the ADSs and Ordinary Shares

The trading price of our ordinary shares and ADSs may be volatile due to factors beyond our control, and purchasers of the ADSs could incur substantial losses.

The market prices of the ADSs and ordinary shares may be volatile. The stock market in general and the market for biotechnology companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their ADSs or shares at or above the price originally paid for the security. The market price for the ADSs or shares may be influenced by many factors, including:

●	actual or anticipated fluctuations in our financial condition and operating results;

●	the release of new data from our PRIORITY or other clinical trials;

●	actual or anticipated changes in our growth rate relative to our competitors;

●	competition from existing products or new products that may emerge;

●	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments;

●	failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public;

●	issuance of new or updated research or reports by securities analysts;

●	fluctuations in the valuation of companies perceived by investors to be comparable to us;

●	currency fluctuations;

●	additions or departures of key management or scientific personnel;

●	disputes or other developments related to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

●	changes to coverage policies or reimbursement levels by commercial third-party payors and government payors and any announcements relating to coverage policies or reimbursement levels;

●	announcement or expectation of additional debt or equity financing efforts;

●	issuances or sales of the ADSs or shares by us, our insiders or our other holders; and

●	general economic and market conditions.

These and other market and industry factors may cause the market price and demand for the ADSs or shares to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from readily selling their ADSs or shares and may otherwise negatively affect the liquidity of the trading market for ADSs or shares.

Certain of our significant shareholders may have different interests from us and may be able to control us, including the outcome of shareholder votes.

As of March 31, 2023, (i) MVM Partners LLP beneficially owned approximately 16.8% of our ordinary shares and has one representative at the board level (Dr. Eric Bednarski), (ii) Bleichroeder LP owned approximately 14.3% of our ordinary shares, (iii) Valiance Asset Management beneficially owned approximately 7.7% of our ordinary shares and has one representative at the board level (Jan Pensaert), and (iv) Biovest NV beneficially owned approximately 4.4% of our ordinary shares. In addition, as long as two of MVM Partners LLP’s funds (MVM V LP and MVM GP (No.5) LP) hold in aggregate 5% of our company’s outstanding shares, they are entitled to have one observer at the board level (see Item 7B. “Related party transactions — MVM Subscription Agreement”). As a result, these shareholders will be able to exercise a significant level of control over all matters requiring stockholder approval, including the election of directors, amendment of our Articles of Association and approval of certain significant corporate transactions. This control could have the effect of delaying or preventing a change of control of the Company or changes in management, in each case, which other shareholders might find favorable, and will make the approval of certain transactions difficult or impossible without the support of these significant shareholders.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the price of the ADSs and ordinary shares and their trading volume could decline.

The trading market for the ADSs and ordinary shares depends in part on the research and reports that securities or industry analysts publish about us or our business. If no or only limited securities or industry analysts cover our company, the trading price for the ADSs and ordinary shares could be negatively impacted. If one or more of the analysts who covers us downgrades our equity securities or publishes inaccurate or unfavorable research about our business, the price of ADSs would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, or downgrades our securities, demand for ADSs and ordinary shares could decrease, which could cause the price of the ADSs and ordinary shares or their trading volume to decline.

We intend to retain all available funds and any future earnings and, consequently, ADS holders’ ability to achieve a return on their investment will depend on appreciation in the price of the ADSs.

We have never declared or paid any cash dividends on our ordinary shares or ADSs, and we intend to retain all available funds and any future earnings to fund the development and expansion of our business. In addition, our loan agreement with Innovatus limits our ability to pay any such dividends. Therefore, ADS holders are not likely to receive any dividends on your ADSs for the foreseeable future and the success of an investment in ADSs will depend upon any future appreciation in their value. Consequently, investors may need to sell all or part of their holdings of ADSs after price appreciation, which may never occur, as the only way to realize any future gains on their investment. There is no guarantee that the ADSs will appreciate in value or even maintain the price at which our investors have purchased them. Investors seeking cash dividends should not purchase the ADSs.

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

We are a Belgian public company with limited liability. Our corporate affairs are governed by our Articles of Association and by the laws governing companies incorporated in Belgium. The rights of shareholders and the responsibilities of members of our Board of Directors may be different from the rights and obligations of shareholders and boards of directors in companies governed by the laws of U.S. jurisdictions. In the performance of its duties, our Board is required by Belgian law to consider the interests of our company, its shareholders, its employees, and other stakeholders. It is possible that some of these parties will have interests that are different from, or in addition to, the interests of our shareholders. See Item 10B. “Memorandum and Articles of Association.”

Concentration of ownership of our ordinary shares (including ordinary shares in the form of ADSs) among our existing executive officers, directors and principal shareholders may prevent ADS holders from influencing significant corporate decisions.

Our executive officers, directors, greater than three percent shareholders and their affiliates beneficially owned approximately 45.2% of our outstanding ordinary shares as of March 31, 2023. Depending on the level of attendance at our general meetings of shareholders, these shareholders either alone or voting together as a group will be in a position to determine the outcome of decisions taken at any such general meeting. Any shareholder or group of shareholders controlling more than 50% of the share capital present and voting at our general meetings of shareholders may control any shareholder resolution requiring a simple majority, including the appointment of Board members, as well as certain decisions relating to our capital structure, the approval of certain significant corporate transactions and amendments to our Articles of Association. Among other consequences, this concentration of ownership may prevent or discourage unsolicited acquisition proposals that you may believe are in your best interest as one of our shareholders. Some of these persons or entities may have interests different than yours.

Future sales, or the perception of future sales, of a substantial number of our ordinary shares could adversely affect the price of the ADSs, and actual sales of our equity will dilute ADS holders.

Future sales of a substantial number of our ADSs or ordinary shares, or the perception that such sales will occur, could cause a decline in the market price of the ADSs. Approximately 78.9 million ordinary shares (including ordinary shares underlying ADSs) held by our directors, executive officers and certain shareholders are subject to the lock-up agreements with terms generally expiring in May 2023. If, after the period during which such lock-up agreements restrict sales of the our ordinary shares and ADSs or if the underwriters of our initial public offering of ADSs waive the restrictions set forth therein (which may occur at any time), one or more of these securityholders sell substantial amounts of ordinary shares or ADSs in the public market, or the market perceives that such sales may occur, the market price of the ADSs and our ability to raise capital through an issue of equity securities in the future could be adversely affected.

If we issue ADSs or ordinary shares in future financings, shareholders may experience dilution and, as a result, the price of the ADSs may decline.

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

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”),, exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We may take advantage of these exemptions until we are no longer an emerging growth company. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the aggregate market value of our ordinary shares held by non-affiliates exceeds $700 million as of the end of our second fiscal quarter before that time, in which case we would no longer be an emerging growth company as of the following December 31st (the last day of our fiscal year). We cannot predict if investors will find the ADSs less attractive because we may rely on these exemptions. If some investors find the ADSs less attractive as a result, there may be a less active trading market for the ADSs and the price of the ADSs may be more volatile.

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

In addition, the Listing Rules of the Nasdaq Stock Market require a majority of the directors of a listed U.S. company to be independent, whereas in Belgium, only three directors need to be independent. The Listing Rules of the Nasdaq Stock Market further require that each of the nominating, compensation and audit committees of a listed U.S. company be comprised entirely of independent directors. However, the Belgian Corporate Governance Code recommends only that a majority of the directors on the nomination committee meet the technical requirements for independence under Belgian corporate law. At present, our Audit Committee is composed of three independent directors out of three members, whereas our Nomination and Remuneration Committee is composed of three independent directors out of five members. Our Board of Directors has no plan to change the composition of our Audit Committee and Nomination and Remuneration Committee, and we intend to follow home country practice to the maximum extent possible. Therefore, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As a foreign private issuer, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. The determination of foreign private issuer status is made annually on the last business day of our most recently completed second fiscal quarter. Accordingly, we will next make a determination with respect to our foreign private issuer status on June 30, 2023. There is a risk that we will lose our foreign private issuer status in the future.

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

If we are a PFIC for any taxable year during which a U.S. Holder (as defined under Item 10E. “Taxation”) holds ADSs, we will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns the ADSs regardless of whether we continue to meet the PFIC test described above, unless the U.S. Holder makes a specified election once we cease to be a PFIC. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds ADSs, the U.S. Holder may be subject to adverse tax consequences regardless of whether we continue to qualify as a PFIC, including ineligibility for any preferred tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements.

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

A U.S. Holder may in certain circumstances mitigate the adverse tax consequences of the PFIC rules by filing an election to treat the PFIC as a Qualified Electing Fund (“QEF”) or, if shares of the PFIC are “marketable stock” for purposes of the PFIC rules, by making a mark-to-market election with respect to the shares of the PFIC. However, we do not currently intend to provide the information necessary for U.S. Holders to make a QEF election if we were treated as a PFIC for any taxable year and prospective investors should assume that a QEF election will not be available. Furthermore, if a U.S. Holder were to make a mark-to-market election with respect to its ADSs, the U.S. Holder would be required to include annually in its U.S. federal taxable income (taxable at ordinary income rates) an amount reflecting any year end increase in the value of its ADSs. For further discussion of the PFIC rules and the adverse U.S. federal income tax consequences in the event we are classified as a PFIC, see Item 10E. “Taxation.”

The U.S. federal income tax rules relating to PFICs are very complex. Current and prospective U.S. Holders are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of ADSs, the consequences to them of an investment in a PFIC, any elections available with respect to the ADSs and the IRS information reporting obligations with respect to the purchase, ownership and disposition of ADSs of a PFIC.

If a U.S. Holder is treated as owning at least 10% of our ordinary share capital, such holder may be subject to adverse U.S. federal income tax consequences.

If a U.S. Holder (as defined below under Item 10E. “Taxation”) is treated as owning, directly, indirectly or constructively, at least 10% of the value or voting power of our share capital, such U.S. Holder may be treated as a “U.S. shareholder” with respect to each “controlled foreign corporation” in our group, if any. Because our group currently includes at least one U.S. subsidiary, under current law, any of our current non-U.S. subsidiaries and any future newly formed or acquired non-U.S. subsidiaries will be treated as controlled foreign corporations, regardless of whether we are treated as a controlled foreign corporation. A U.S. shareholder of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a U.S. shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a U.S. shareholder that is a U.S. corporation. Failure to comply with controlled foreign corporation reporting obligations may subject a U.S. shareholder to significant monetary penalties. We cannot provide any assurances that we will furnish to any U.S. shareholder information that may be necessary to comply with the reporting and tax paying obligations applicable under the controlled foreign corporation rules of the Code. U.S. Holders should consult their tax advisors regarding the potential application of these rules to their investment in ADSs. See Item 10E. “Taxation” for a more detailed discussion.

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

As a result of being a U.S. public company, we are subject to regulatory compliance requirements, including Section 404 of the Sarbanes-Oxley Act (“Section 404”), and if we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud.

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

We are subject to reporting obligations under U.S. securities laws and the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F for the year ended December 31, 2022. If we fail to implement and maintain adequate disclosure controls and procedures, our management may conclude that our internal control over financial reporting is not effective. This conclusion could adversely impact the market price of the ADSs due to a loss of investor confidence in the reliability of our reporting processes.

In connection with the preparation of our financial statements for the nine months ended September 30, 2022, (the “Interim Financial Statements”), we identified a material weakness in our internal control over financial reporting at September 30, 2022 related to ineffective design and operation of our interim financial close and reporting controls. More specifically, internal control over financial reporting procedures used in connection with the preparation of the financial information that we reported in a press release issued on October 27, 2022 failed to identify a number of cut-off errors. These cut-off errors have been corrected in the Interim Financial Statements and do not relate to our year-end close and reporting controls. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis. Although we were able to remediate these issues, including engaging an outside IFRS consulting firm to assist with our interim closing process, these efforts may not be sufficient to avoid similar material weaknesses in the future. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur remediation costs. To the extent we experience additional future material weaknesses, investors could lose confidence in the accuracy or completeness of our reported financial information, which could have a negative effect on the trading price of the ADSs. Failure to implement or maintain effective internal control over financial reporting could also restrict our future access to the capital markets and subject each of us, our directors and our officers to both significant monetary and criminal liability.

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

Under Belgian law and our constitutional documents, shareholders have a waivable and cancellable preferential subscription right to subscribe pro rata to their existing shareholdings to the issuance, against a contribution in cash, of new shares or other securities entitling the holder thereof to new shares, unless such rights are limited or cancelled by resolution of our general shareholders’ meeting or, if so authorized by a resolution of such meeting, our Board of Directors. The exercise of preferential subscription rights by certain shareholders not residing in Belgium (including those in the United States, Australia, Israel, Canada or Japan as a result of the offering and taking into account the current shareholding and international network of our current Board of Directors) may be restricted by applicable law, practice or other considerations, and such shareholders may not be entitled to exercise such rights, unless the rights and shares are registered or qualified for sale under the relevant legislation or regulatory framework. In particular, we may not be able to establish an exemption from registration in the United States under the Securities Act of 1933, as amended (the “Securities Act”), and we are under no obligation to file a registration statement with respect to any such preferential subscription rights or underlying securities or to endeavor to have a registration statement declared effective under the Securities Act. Shareholders in jurisdictions outside Belgium who are not able or not permitted to exercise their preferential subscription rights in the event of a future preferential subscription rights, equity or other offering may suffer dilution of their shareholdings.

ADS holders may not be able to exercise their right to vote the ordinary shares underlying their ADSs.

ADS holders do not have the same rights as our shareholders. For example, ADS holders may not attend shareholders’ meetings or directly exercise the voting rights attaching to the ordinary shares underlying their ADSs. ADS holders may vote only by instructing the depositary to vote on their behalf. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, to vote or to have its agents vote the deposited ordinary shares as instructed by ADS holders. If we do not request the depositary to solicit ADS holders’ voting instructions, ADS holders can still send voting instructions, and, in that case, the depositary may try to vote as the ADS holder instructs, but it is not required to do so. Except by instructing the depositary as described above, ADS holders will not be able to exercise voting rights unless the ADS holder surrenders the ADS holder’s ADSs and withdraw the ordinary shares. However, ADS holders may not know about the meeting enough in advance to withdraw the ordinary shares. We cannot assure ADS holders that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their ordinary shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that ADS holders may not be able to exercise voting rights and there may be nothing an ADS holder can do if the ADS holder’s ordinary shares are not voted as the ADS holder requested. In addition, ADS holders have no right to call a shareholders’ meeting.

Holders of ADSs may be subject to limitations on the transfer of their ADSs and the withdrawal of the underlying ordinary shares.

ADSs, which may be evidenced by American Depositary Receipts, are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the deposit agreement, or for any other reason subject to a holder of ADSs’ right to cancel his or her ADSs and withdraw the underlying ordinary shares as specified in the deposit agreement. Temporary delays in the cancellation of ADSs and withdrawal of the underlying ordinary shares may arise because the depositary has closed its transfer books or we have closed our transfer books, in connection with voting at a shareholders’ meeting or we are paying a dividend on our ordinary shares. In addition, a holder of ADSs may not be able to cancel his or her ADSs and withdraw the underlying ordinary shares when he or she owes money for fees, taxes and similar charges and when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities. See Item 12D. “American Depositary Shares.”

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We were incorporated on January 10, 2003 as a company with limited liability (naamloze vennootschap/société anonyme) incorporated and operating under the laws of Belgium. We are registered with the legal entities register (Liège) under enterprise number 0479.292.440. We were publicly listed on Euronext Brussels in June 2006. In October 2010 the Company’s name was changed from OncoMethylome Sciences SA to MDxHealth SA. We have two directly held, wholly owned subsidiaries: MDxHealth, Inc., a Delaware company incorporated in April 2003, and MDxHealth B.V., a Dutch company incorporated in September 2015. Our agent for service of process in the United States is MDxHealth, Inc., which is located at 15279 Alton Parkway — Suite 100, Irvine, CA 92618. MDxHealth, Inc.’s telephone number is +1 949-812-6979.

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

Our capital expenditures for the years ended December 31, 2020, 2021 and 2022 amounted to $540,000, $1.2 million and 2.8 million, respectively. These capital expenditures primarily consisted of laboratory equipment, information technology equipment, and leasehold improvements. To date, we have expensed all research and development costs as incurred, as we do not currently meet the conditions to capitalize expenditures on drug development activities, as provided in IAS 38 Intangible Assets. Our research and development costs for the years ended December 31, 2020, 2021 and 2022 amounted to $4.5 million, $6.7 million and $7.6 million, respectively. These research and development costs primarily consisted of expenses incurred in connection with the development of our pipeline products, such as labor costs (including salaries, bonuses, benefits, and stock-based compensation), reagents and supplies, clinical studies, outside services, patent expenses, depreciation of laboratory equipment, facility occupancy and information technology costs. We expect that our research and development expenses will increase in absolute dollars as we continue to develop additional products, however, we expect that these expenses will decrease as a percentage of revenue over the long term, though they may fluctuate as a percentage from period to period due to the timing and extent of these expenses. For the near future, our investments will mainly remain in the United States where our molecular laboratory facility is currently located.

The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. We also maintain a website at http://www.mdxhealth.com/. The reference to our website is an inactive textual reference only and the information contained in, or that can be accessed through, our website or any other website cited in this annual report is not a part of this annual report.

B. Business Overview

Overview

We are a commercial-stage precision diagnostics company committed to providing non-invasive, clinically actionable and cost-effective urologic solutions to improve patient care. Our novel genomic testing solutions combine advanced clinical modeling with genomic data to provide each patient with a personalized risk profile, which provides more accurate and actionable information than traditional clinical risk factors used by clinicians. Our Select mdx and Confirm mdx tests address men at risk for undetected prostate cancer, providing physicians with a clear clinical pathway to accurately identify clinically significant prostate cancer while reducing the use of invasive procedures that are prone to complications. Our GPS test addresses men newly diagnosed with localized prostate cancer, providing physicians with a clear clinical pathway to make the most informed treatment decision for their individual disease. Our team’s collective decades of experience in precision diagnostics and our portfolio of novel biomarkers for diagnostic, prognostic and predictive molecular assays supports our active pipeline of new testing solutions for urologic diseases.

Prostate cancer is presently the most common, and second deadliest, form of cancer in men. The broad adoption of prostate-specific antigen (“PSA”) screening in the 1980s created a paradigm shift in men’s health, reducing the incidence of metastatic prostate cancers by more than 50%. However, widespread PSA testing also significantly increased the pool of symptomatic men, resulting in overdiagnosis, overtreatment, serious complications, and potential anxiety — triggering a retreat from standardized PSA screening — culminating with the decision of the U.S. Preventative Services Task Force’s (“USPSTF”) to recommend against all PSA testing and prostate cancer screening in 2012. Following recommendations from clinicians and patient advocates together with building evidence of an uptick in metastatic prostate cancer incidence, the USPSTF softened its position in 2017, upgrading PSA screening for middle-aged men. However, the USPSTF’s reversal left unresolved the clinical dilemma posed by the estimated pool of over ten million men living with an elevated PSA in the United States. Approximately 25 million PSA tests are performed each year, and over 15% of these reveal heightened PSA levels — leading to an estimated pool of over three million undiagnosed men informed each year of their heightened risk for prostate cancer based on elevated PSA test results and/or negative biopsy results. Other than repeated invasive needle biopsy procedures, these symptomatic men and their clinicians have limited tools to manage their cancer risk.

Our Select mdx and Confirm mdx testing solutions directly address this unmet clinical need. Since the commercial launch of Confirm mdx in 2012 and Select mdx in 2016, we have performed over 200,000 tests ordered by more than 1,000 urologists in the United States. Select mdx for Prostate Cancer (a urine test for men being considered for their first prostate biopsy) and Confirm mdx for prostate cancer (an epigenetic test for men post-prostate biopsy), are designed to (i) improve the earlier detection of clinically significant prostate cancer in at-risk men and (ii) reduce the unnecessary costs and patient anxiety associated with the diagnosis and treatment of the disease. Both tests have been included in the National Comprehensive Cancer Network (“NCCN”) Guidelines for the Early Prostate Cancer Detection. NCCN is a non-profit alliance of the 31 leading cancer centers in the United States. Both tests have also successfully completed formal technical assessment review for Medicare reimbursement and have received a positive final local coverage determination (“LCD”).

While our existing prostate cancer tests, Select mdx and Confirm mdx, improve the decision for biopsy in at-risk patients, our recently acquired GPS test moves us further into the cancer management pathway, providing solutions for patients newly diagnosed with localized prostate cancer to make the most informed treatment decision for their individual disease. Our acquisition of the GPS (formerly Oncotype DX GPS) prostate cancer business in August 2022 from Genomic Health, Inc., a subsidiary of Exact Sciences, has accelerated our plans to build on our leadership in the urologic diagnostic space.

Currently, most newly diagnosed cases of prostate cancer remain indolent — slow growing and non-lethal. Patients diagnosed with indolent prostate cancer may be appropriately managed with observation or active surveillance (“AS”), while those with aggressive cancers may benefit from immediate treatment. Practice-management agencies worldwide have implemented guidelines stressing the importance of discerning favorable from unfavorable disease features to guide personalized management for patients diagnosed with low- and high-risk prostate cancer, including among others NCCN, the American Urology Association, American Society for Radiation Oncology, Society of Urologic Oncology, the American Society of Clinical Oncology, the National Institute for Health and Care Excellence, and the European Association of Urology (“EAU”). The use of AS has increased in recent years, with approximately half of patients newly diagnosed with localized prostate cancer choosing to avoid immediate intervention or similar treatment.

GPS is a tissue-based, multi-gene test that has been clinically validated to predict aggressive cancer at the time of diagnosis, helping to identify those men who need immediate surgery or radiation therapy versus those who can confidently choose AS. Since its commercial launch in 2013, over 100,000 GPS tests have been performed, ordered by more than 3,000 urologists in the United States. GPS is able to provide a more precise and accurate assessment of disease progression, which helps more men avoid the lifelong complications associated with aggressive treatments. In 2015 our GPS test received a positive Medicare LCD under the MolDX Program, which provides coverage and reimbursement for Medicare beneficiaries throughout the United States.

Building from the foundation of our complementary marketed products, we are committed to sustained growth, with our core management principles defined by a commitment to focus, commercial execution and operating discipline throughout our organization. While MDxHealth is domiciled and listed as a public company in Belgium, our primary commercial focus is the United States, where over 95% of our tests are performed and revenues are generated. Our leadership change in 2019 and coincident organizational and operational discipline implemented throughout the MDxHealth group of companies has further focused our commitment to U.S.-sourced growth, with our entire executive management team and over 90% of staff based in or reporting to our U.S. headquarters and laboratories.

We have established a systematic approach to commercializing our precision diagnostic solutions in our target markets in the United States, focusing on active engagement, education and market development directed toward health care professionals and their patients. Our commercial team is focused on prioritizing large and high-volume community urology centers, and on building long-standing relationships with key physicians and practice groups who have strong connections to the population of men who may be eligible for our solutions. Our ultimate goal is to support physicians using our tests through all aspects of the patient’s journey, starting from initial diagnosis through to advanced prostate cancer management. We also seek to build on our long-term partnerships with key opinion leaders (“KOLs”) and patient associations that are oriented towards the needs of our patients and customers. Our sales and marketing organization is focused on building physician awareness of the clinical and economic benefits provided by our tests through education of urologists and their clinical staff as well as pathology and laboratory staff, targeted KOL development and training, and development of tools for our customers to interact with patients and consumers (doctor-to-consumer education).

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

To screen at-risk men for prostate cancer, approximately 25 million PSA tests are performed each year, and over 15% of those reveal heightened levels of PSA. An elevated PSA level can be caused by many different sources, the majority of which are not cancer. Current clinical guidelines suggest that men with an elevated PSA should be considered for a prostate biopsy, so that a pathologist can visually inspect the sampled tissue to identify any sign of malignancy. However, 60% of biopsies are negative, not revealing any cancer, and as many as a third of these negative biopsies are false negatives, providing limited comfort to patients and their physicians that cancer was not missed. The relatively modest sensitivity and specificity of these current standard-of-care tests and procedures has led to increased patient anxiety, potentially unnecessary, invasive and costly interventions, and increased complications and hospitalizations.

Our Select mdx test — which is a noninvasive urine test with 95% Negative Predictive Value (“NPV”) for clinically significant prostate cancer — can be used to help physicians determine whether a costly, painful and complication-prone needle-core biopsy is advisable when a patient presents with an elevated PSA level or an abnormal digital rectal exam (“DRE”). For those men who proceed to a biopsy procedure, our Confirm mdx test, which measures biomarker signals in the biopsied tissue, provides additional information to physicians and increases the accuracy of the biopsy, with a 96% NPV for clinically significant disease.

Upon an initial diagnosis of localized prostate cancer, our GPS test — which measures the expression of a panel of genes in prostate cancer tissue to predict the aggressiveness of the disease — can help distinguish between aggressive and indolent prostate cancer, which informs treatment decisions and helps to identify patients who may avoid unnecessary interventions.

To further supplement our prostate cancer menu, with Resolve mdx we have developed a novel, advanced urinary tract infection (“UTI”) test that delivers patient-specific antimicrobial treatment options within 24-48 hours (standard urine cultures can take up to 5 to 7 days). Developed especially for patients with recurrent, persistent, and complicated UTIs, Resolve mdx combines precise pathogen identification and resistance gene detection with a proprietary susceptibility methodology that identifies personalized oral antibiotic options for fast resolution and improved patient outcomes.

Our Competitive Strengths

We believe we have the following competitive strengths, which underpin our commercial execution success and will position us for sustainable growth:

●	Targeted Menu Improving Prostate Cancer Diagnosis and Treatment. We offer a menu of tests that provide clinically actionable results for men at-risk for, as well as men newly diagnosed with, prostate cancer. Collectively, Select mdx, Confirm mdx and GPS provide urologists with a clear clinical pathway to accurately identify and appropriately treat prostate cancer while minimizing the use of aggressive procedures and treatments, improving health outcomes and significantly lowering costs to the healthcare system.

●	Strong Commercial Focus and Presence. We aim to increase adoption of our commercial tests by leveraging our direct sales force in the United States to continue to market and sell to our urology-focused network. We have significant experience in building effective commercial teams consisting of sales reps, strategic account managers, and clinical liaisons led by a management team with a track record of success. In addition, our payor and reimbursement, revenue cycle management and client services groups provide expert support for our field sales team as well as our patients and customer base. We believe we can leverage these groups to explore additional opportunities for growth based on this commercial channel. Outside the United States, we will continue to evaluate distribution partners to drive adoption in markets where our menu is best suited.

●	Commercial Channel Advantage. Building from the launch of our first commercial test in 2012, we have established MDxHealth as an industry leader in precision diagnostics for prostate cancer detection and treatment. We intend to take advantage of our established urology and pathology relationships to support menu expansion and additional growth opportunities as appropriate and within our focus.

●	Compelling Reimbursement Strategy. Adoption of our Confirm mdx, Select mdx and GPS tests has been supported by LCDs issued via the MolDX Program, their inclusion in NCCN and other U.S. and internationally recognized clinical-practice guidelines, as well as consistent expansion of coverage by commercial payors. Our Resolve mdx UTI test is currently reimbursed by Medicare and most private insurance payors, based on nationally recognized Current Procedural Terminology (“CPT”) codes.

●	Robust and Reliable Technology. We possess a proprietary know-how and intellectual property portfolio capable of advancing our precision diagnostics pathway as well as high quality laboratory operations, including our CAP accredited, CLIA certified and New York State Department of Health (“NYSDOH”) approved molecular laboratory facilities. We also have an extensive library of biomarkers that can be applied in additional urology and men’s health diagnostics.

●	Proven Leadership with Industry Expertise. Our management team members have proven track records of execution and value creation across medical devices, diagnostics and biotech. We believe we have built a culture of performance, responsibility and accountability — from research and development, to sales and marketing, and operations and management — and are committed to building value for all of our stakeholders, including patients, customers, employees and shareholders.

Our Strategy

Our ultimate goal with our core testing solutions is to take an at-risk patient from prostate cancer screening all the way through the diagnostic and therapeutic pathway of prostate cancer. As such, we are focused on continuing to drive adoption of our Select mdx, Confirm mdx, and GPS tests and expand our product offerings. The key elements of our strategy include:

●	Physician and Patient Education. One important component of our efforts to successfully penetrate the urology market and promote clinical adoption of our Select mdx, Confirm mdx, GPS and Resolve mdx tests is to drive awareness of these tests. We educate physicians and patients through a variety of channels including by supporting clinical studies for the publication of peer reviewed journals and abstracts at key scientific conferences, forging relationships with the leading medical and scientific opinion leaders in urology, developing strategic partnerships with leading pathology laboratories with large urology client bases and via public relations and advertising campaigns.

●	Expand Test Menu. We intend to build on our leadership in the prostate cancer diagnostic space by expanding our existing menu of tests. We are currently developing a candidate test, Monitor mdx, for the prostate cancer diagnostic and treatment pathway. Monitor mdx is intended to function as a non-invasive solution that risk stratifies patients for continued AS versus intervention, while also improving patient compliance with AS protocols.

●	Expand Reimbursement. An important component of our commercial strategy is to expand reimbursement for our tests. Our Select mdx, Confirm mdx and GPS tests have been covered by a Medicare MoIDX LCD since 2023, 2014 and 2015, respectively. Our managed care team continues to pursue adoption of positive coverage and reimbursement policies and contracts by other payors. We believe the clinical utility and actionability of our tests, combined with our experience and knowledge of the complex coverage and reimbursement landscape in the United States, will enable us to expand coverage and reimbursement among the commercial payor market. We continue to build upon our successful strategy, supported by governmental and commercial coverage policies, as a foundation to secure additional contracts from major payors.

Market Opportunity

Among U.S. males, prostate cancer is the most diagnosed cancer and the second leading cause of cancer death. According to the American Cancer Society, in 2023, over 280,000 men are expected to be diagnosed with prostate cancer in the United States, with more than 34,000 dying from the disease.

There are currently significant challenges with diagnosing and treating prostate cancer in the United States. Approximately 25 million PSA tests are performed each year, and over 15% of those reveal heightened levels of PSA. Current clinical guidelines suggest that men with an elevated PSA should be considered for a prostate biopsy, However, approximately 60% of biopsies are negative, not revealing any cancer, and as many as a third of these negative biopsies are false negatives, providing limited comfort to patients and their physicians that cancer was not missed. For those men whose biopsies are positive, the majority will harbor indolent cancer, but traditional methods are unable to accurately identify which of these men might safely avoid invasive and costly interventions. In addition, for patients diagnosed with localized prostate cancer who are on AS, management of their disease relies on the measurement of PSA levels and DRE results, which can be unreliable and lead to overdiagnosis and overtreatment.

The relatively modest sensitivity, specificity and prognostic ability of current standard-of-care tests and procedures has led to increased patient anxiety, potentially unnecessary, invasive and costly interventions, and increased complications and hospitalizations. Our suite of commercial products addresses these issues, presenting a substantial market opportunity. The Company has calculated approximate addressable market opportunities for our menu of tests, based on the estimated:

●	3 million men screened for prostate cancer annually;

●	500,000 men who undergo prostate biopsies annually;

●	268,000 men diagnosed prostate cancers annually; and

●	2 million UTI cases managed by urologists annually.

* Resolve mdx test in development (all figures based on management estimates).

Commercial Products

Select mdx for Prostate Cancer Urine Test

The current standard for prostate cancer screening is the PSA blood test. Unfortunately, the PSA is not specific to clinically significant prostate cancer — it is more of an indicator of prostate health. There are many factors such as benign prostatic hyperplasia, inflammation, prostatitis and a naturally occurring enlarged prostate that can cause an elevated PSA. In men with an elevated PSA level between 3-10 ng/mL, only 25-40% of biopsies reveal cancer — and the majority of these identified cancers are indolent. Also, following a prostate biopsy procedure, around 18% of men suffer complications (blood in urine) and around 3% are hospitalized for infection (sepsis). Select mdx helps physicians determine if a patient is at higher or lower risk for prostate cancer and which men can safely avoid biopsy.

Select mdx is a non-invasive urine test that measures the expression of two mRNA cancer-related biomarkers (HOXC6 and DLX1) combined with an advanced clinical model incorporating traditional risk factors. The test provides a personalized risk profile that helps the physician determine whether:

●	The patient may benefit from a biopsy and early prostate cancer detection; or

●	The patient can avoid a biopsy and return to routine screening.

Men identified by the test as having a high likelihood of clinically significant cancer can, upon biopsy, be diagnosed and treated sooner, while men identified at very low risk may avoid biopsy.

The following chart depicts the functioning of the Select mdx test:

Guidelines Inclusion

Select mdx has been included in the NCCN Prostate Cancer Early Detection guidelines since 2020. Select mdx has also been included in the EAU Prostate Cancer guidelines since 2018.

Clinical Validation Studies

The use of Select mdx as a predictive test to identify men at low risk for aggressive prostate cancer has been well validated in both scientific and clinical studies.

Results from the clinical validation study for Select mdx confirmed its superior performance compared to other commonly used biomarker tests and risk calculators. The test’s NPV of 95% in the validation study means that if the test identifies a very low risk, the physician and patient can be 95% sure that a subsequent biopsy will not detect Gleason score ≥7 prostate cancer, information that may provide a level of confidence needed to avoid a biopsy. The test has a very high predictive accuracy (AUC 0.85) for high-grade prostate cancer, which is significantly better than the Prostate Cancer Prevention Trial Risk Calculator (“PCPTRC”) version 2.

There are twelve published studies assessing the Select mdx test and which together demonstrate its analytical validity, clinical validity, clinical utility and positive health economic outcomes. These studies, all of which have been published in peer-reviewed publications, evaluated more than 4,500 patients in the aggregate.

The following is a summary that highlights key findings from some of these studies.

●	Analytical validity. A study published in 2017 illustrated, in an independent laboratory, the performance characteristics and robustness of the Select mdx mRNA assay, covering all aspects of analytical method validation including assay sensitivity, specificity, linearity, precision, repeatability and reproducibility using pre-specified acceptance criteria.

●	Clinical validity. In a study published in 2019, the Select mdx test demonstrated an NPV of 95%. Urine samples were collected from 1,955 men from The Netherlands, France and Germany prior to an initial prostate biopsy. Select mdx molecular biomarker results were combined with other risk factors in a clinical model optimized to detect International Society of Urological Pathology Grade Group 2 or greater prostate cancer in men. Results in the validation cohort were compared with the independent PCPT risk calculator version 2. The full validation cohort of 916 men including all prostate specific antigen levels yielded an AUC of 0.85 with 93% sensitivity, 47% specificity and 95% negative predictive value. The PCPTRC AUC was 0.76. In the 715-patient validation cohort, limited to subjects with PSA less than 10 ng/ml, the AUC was 0.82 with 89% sensitivity, 53% specificity and 95% negative predictive value. The PCPTRC AUC was 0.70.

●	Clinical utility. In a 2019 study, Select mdx had a significant impact on initial prostate biopsy decision-making in a U.S. community urology setting. Biopsy rates in Select mdx positive men were 5-fold higher than in Select mdx negatives.

●	Health economic outcomes. A 2018 study demonstrated that routine use of the Select mdx test to guide biopsy decision making improved health outcomes and significantly lowered costs in American men at risk for prostate cancer. Compared to the current standard of care, Select mdx implementation would result in an average of 0.045 quality-adjusted life years (“QALYs”) gained at a cost savings of $1,694 per patient. Assuming approximately 300,000 men are biopsied each year, this translates to an incremental 14,000 QALYs gained at cost savings of $500,000 annually.

Confirm mdx for Prostate Cancer Tissue Test

Approximately 30% of men with a cancer-negative prostate biopsy actually have cancer. Prostate cancer is difficult to diagnose because it is both heterogenous and multi-focal. The standard of care for diagnosing prostate cancer is a transrectal ultrasound guided biopsy. However, this procedure samples less than 1% of the entire gland, leaving men at risk for undetected prostate cancer.

Confirm mdx is a well-validated epigenetic test that guides the detection of occult prostate cancer on a patient’s previously biopsied negative tissue. The test can help urologists determine a man’s risk for harboring clinically significant prostate cancer despite having a cancer-negative biopsy result, and it has a number of unique features/advantages.

For patients with an initial negative biopsy, few options are currently available to guide an urologist in determining whether or when an additional biopsy procedure is warranted. Fear of occult (hidden) prostate cancer leads to additional procedures, leading many men to receive multiple follow-up biopsy procedures to rule out the presence of cancer.

The Confirm mdx test addresses prostate biopsy sampling concerns, helping urologists to:

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

For men with a negative biopsy, independently published clinical studies have shown that the Confirm mdx test is the most significant, independent predictor of prostate biopsy outcomes relative to other available clinical factors such as age, PSA and DRE results. Incorporating Confirm mdx into clinical practice can reduce the number of unnecessary repeat biopsies, yielding clinical and economic value for healthcare providers, patients and payors. Confirm mdx can aid urologists with patient management decisions regarding the need for follow-up testing and procedures with the identification of low-risk patients testing negative for DNA hypermethylation.

The use of Confirm mdx for prostate cancer detection using methylation-specific PCR (“MSP”) and cancer-associated epigenetic biomarkers to improve upon histopathology has been well validated in both scientific and clinical studies. DNA methylation, the most common and useful measure of epigenetic abnormality testing, is responsible for the silencing of key tumor suppressor genes. DNA methylation biomarkers associated with prostate cancer have been extensively evaluated.

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

The epigenetic field effect is a molecular mechanism whereby cells adjacent to cancer foci can contain DNA methylation changes, which may be indistinguishable by histopathology, but detectable by MSP testing. The presence of epigenetic field effects associated with prostate cancer has been widely published and is the basis of activity for the Confirm mdx assay to aid in the detection of occult prostate cancer on previously biopsied, histopathologically negative tissue.

The following image depicts how the Confirm mdx test identifies false-negative biopsies:

Confirm mdx Field Effect

Guidelines Inclusion

Confirm mdx has been included in the NCCN Prostate Cancer Early Detection guidelines since 2016. Confirm mdx has also been included in the EAU Prostate Cancer guidelines since 2018.

Confirm mdx Clinical Validation Studies

The use of Confirm mdx for prostate cancer detection to improve upon histopathology has been well validated in both scientific and clinical studies.

There are more than 55 published studies on the genes and technology used in the Confirm mdx test. Among these, studies demonstrating the analytical validity, clinical validity, clinical utility and positive health economic outcomes of the Confirm mdx test evaluated more than 1,200 patients in the aggregate.

The following is a summary that highlights key findings from some of these studies.

●	Analytical validity. A study published in 2012 illustrated the performance characteristics and robustness of the Confirm mdx multiplex DNA methylation assay, covering the analytical method including assay sensitivity, specificity, linearity, precision, repeatability and reproducibility using pre-specified acceptance criteria.

●	Clinical validity. The clinical validity of the Confirm mdx test has been demonstrated in two large, blinded clinical validation studies published in 2013 and 2014, yielding a NPV of ~90% for all prostate cancer, which is significantly higher (p < 0.001) than that afforded by standard histopathology review, as well as a NPV of 96% for clinically significant prostate cancer. Further, when compared to all pertinent risk factors for prostate cancer detection (patient’s age, serum PSA level, digital rectal exam (DRE), histopathological findings on the previous cancer- negative biopsy and the epigenetic assay), Confirm mdx was shown to be the most significant, independent predictor for prostate cancer in a repeat biopsy with an odds ratio of 3.24 (and a p-value < 0.001). An additional clinical validity study published in 2017 demonstrated that the Confirm mdx test improved the identification of African American men at risk for aggressive cancer missed by a prostate biopsy, with accuracy equivalent to prior studies in predominantly Caucasian populations.

●	Clinical utility. A 2014 study reported on the real-world use of the Confirm mdx assay, demonstrating that the test impacts physician behavior. A very low rate of repeat biopsies (4.4%) was observed in the Confirm mdx negative men, as compared to the expected 43% rate of repeat biopsy reported in a large population-based randomized trial sponsored by the National Cancer Institute.

●	Health economic outcomes. In a study published in 2013, a budget impact model developed to evaluate the effect of the Confirm mdx assay on healthcare spending demonstrated significant potential healthcare savings associated with the reduction of repeat biopsies and complications avoided. Under the study’s model, utilization of Confirm mdx would bring approximately $500,000 in annual savings per 1 million covered patients.

GPS Tissue Test

Currently, most cases of detected prostate cancer remain indolent and men with the disease often die from other causes. Patients who have indolent prostate cancer may be appropriately managed with observation or AS, while those with aggressive cancers may benefit from immediate treatment. The use of AS has increased in recent years and it is now estimated that up to 50% of clinically low-risk patients choose AS, while the remainder choose some type of immediate treatment.

The tissue-based GPS test assesses 17 genes in total — 12 cancer-related genes representing 4 important biologic pathways (androgen signaling, cellular organization, stromal response, and proliferation) together with 5 references genes (to control for RNA quantity and quality). The test uses reverse transcription polymerase chain reaction (“RT-PCR”) to measure gene expression in very small amounts of prostate tumor tissue (requiring as little as 5 ng of RNA). Genetic expression of the 12 cancer-related genes, normalized by the 5 reference genes, is used in an algorithm to generate a GPS result that ranges from 0 to 100, with higher scores associated with more aggressive disease. The GPS test, in conjunction with clinical risk factors, is predictive of a finding of adverse pathology (“AP”) upon a radical prostatectomy (“RP”) and clinical recurrence following RP, and consequently provides clinicians and patients with information about the likely aggressiveness of their cancer to help guide initial treatment decisions.

For patients with NCCN very low- to favorable intermediate- prostate cancer, the GPS test provides information on the risk of AP to help physicians guide personalized treatment for patients at the initial decision point. For the unfavorable intermediate- and high-risk groups, the GPS test helps inform decisions on the intensity of definitive treatment. The patient results report gives the risk of a patient developing metastasis within 10 years, risk of PCD within 10 years, and risk of tumor aggressiveness based on AP result outlining the clinical characteristics of each NCCN risk group.

The GPS test is intended for men with clinically localized prostate cancer who have undergone biopsy within 3 years and have not yet started treatment. Patients with any NCCN risk category between very low- and high-risk are eligible for GPS testing.

Guidelines Inclusion

GPS has been included in the NCCN Prostate Cancer guidelines since 2019.

Clinical Validation Studies

The use of GPS as a predictive test to identify men at low risk for aggressive prostate cancer has been well validated in both scientific and clinical studies.

The following is a summary that highlights key findings from clinical studies regarding the GPS test.

●	Clinical validity. In a prospective and retrospective study on 402 patients published in 2015, the GPS test demonstrated its ability to discriminate prostate cancer aggressiveness in biopsy tissue despite tumor heterogeneity and multifocality. Further, the test demonstrated its ability to improve prediction of adverse pathology.

●	Clinical utility. Numerous clinical studies have shown the impact of GPS on treatment recommendations and have demonstrated that generally, use of GPS increases the proportion of men for whom AS is recommended, when the background AS rates are similar to the national average for these risk groups.

o	In a prospective decision impact study by Badani et al. (2015) of 158 patients with NCCN very low-, low- and low intermediate-risk disease, the GPS test resulted in a 26% change in recommended treatment modality or intensity and patients who received GPS testing had a 24% relative increase in AS recommendations.

o	In a chart review study by Dall’Era et al. (2015) of 211 patients with NCCN very low- or low risk-disease, biological risk predicted by GPS differed from NCCN clinical risk alone in 62 men (39%). AS use increased by 24% in patients who received the GPS test versus patients who did not receive the GPS test.

o	In a study by Eure et al. (2017) of 297 patients, 23% of patients’ risk was restratified. In the NCCN low-risk group, the change in the management plan between AS and immediate treatment was 28%; 51% of the men who were initially recommended immediate treatment pre-GPS testing switched to AS post-GPS testing, while 14% of those initially recommended AS switched to immediate treatment post-GPS testing. Among the men who elected AS, their one-year AS persistence rates remained high at 89%.A fourth study by Lynch et al. (2017) demonstrated utility in a US Department of Veterans Affairs population, an equal-access healthcare system with high baseline AS rates without testing. The study compared management patterns for men with NCCN very low-, low-, and intermediate-risk PCa with and without molecular profiling. Overall, use of AS was 12% higher (absolute; relative increase 19%) in GPS-tested versus untested men, with the biggest increases observed in low-risk patients (90% versus 72% for tested versus untested, respectively) and patients under the age of 60 (75% versus 42% for tested versus untested, respectively).

●	Health economic outcomes. A 2016 publication in Reviews in Urology presented a comprehensive economic analysis of the GPS test in low-risk prostate cancer patients. Results showed that use of the GPS test results in a net savings of $2,286 USD per patient — including the cost of the test — by decreasing unnecessary immediate invasive treatments. The study demonstrated that incorporation of the GPS test as part of the treatment decision algorithm for patients with NCCN very low- and low-risk disease (64% of the study population) led to a 21% net increase in the use of AS. Of these, treatment patterns and cost for 80 men tested with GPS were compared to 100 patients in the same practice without genomic testing. Based on a real-world practice setting in the U.S. Northeast with a contemporary patient population and using current treatment cost averages, these results demonstrated that the use of the GPS test represented a reduction in cost of unnecessary intermediate interventions (by more than 50%) over a 6-month period. Additional savings can also be expected by removing the cost of management of associated side effects of treatment such as impotence and incontinence.

Resolve mdx for Urinary Tract Infection

UTIs affect around 10 million people who seek medical attention every year. It is estimated that 2-3 million of these cases lead to emergency department visits. UTIs can be complicated and recurrent, resulting in painful symptoms such as abdominal and rectal pain, frequent urination, burning or pain during urination, and fatigue. Antibiotic resistance is a significant issue, observed in up to one-third of UTI infections, causing about 2.8 million infections and 35,000 deaths annually, according to the CDC.

The traditional method of conducting a UTI test, urine culture, can take up to 3 to 5 days to produce results. Unfortunately, relying solely on culture-based testing may produce equivocal results of “mixed flora” in up to 30% of cases, Often clinicians will rely on empiric therapy to treat UTIs, which can lead to overuse/misuse of antibiotics. Through the use of Resolve mdx, we help support antibiotic stewardship initiatives, as our test identifies personalized antibiotic options that would be expected to be more effective against the patient’s infection.

To address this unmet clinical need, with Resolve mdx we developed an advanced urine test that utilizes Polymerase Chain Reaction (“PCR”) technology to detect and quantify both infectious pathogens and resistance genes. Resolve mdx also includes susceptibility testing to identify the antibiotics that may be best suited to resolve the urinary tract infection. This approach provides prompt and accurate pathogen identification and personalized antibiotic recommendations. PCR-based testing offers improved sensitivity and specificity in identifying pathogens, addressing the problem of “mixed flora” results associated with traditional testing methods. This increased accuracy provides physicians with clinically actionable information to guide their decision-making for patient care.

Our proprietary Antibiotic Susceptibility Testing method included with the Resolve mdx test, called ASTX, determines how each pathogen responds to the 26 antibiotics tested. The unique aspect of ASTX is that it tests whole urine samples, ensuring accurate results and identifying the most effective treatment options for patients.

Resolve mdx Pathogens Tested, Resistance Genes and Antibiotics

Our goal is to help pinpoint not only the offending organisms, regardless of how many are identified, but also the most likely oral antibiotics capable of clearing the entire infection. We estimate the addressable market in the United States for UTI testing at approximately 2 million cases annually, or $1 billion.

Pipeline

We intend to build on our leadership in the urologic diagnostic space by expanding our menu of tests beyond Select mdx, Confirm mdx, GPS and Resolve mdx. We are currently developing an additional product for the prostate cancer diagnostic and treatment pathway. AS is a management approach for prostate cancer that involves closely monitoring the cancer’s progression through regular tests and imaging, without immediately initiating active treatment such as surgery or radiation therapy. Since not all prostate cancers progress the same manner, there is a significant unmet clinical need to help physicians identify which patients may benefit from AS, distinguishing those at risk for disease progression.

Men on AS are monitored using PSA, MRI and periodic biopsies to determine if their prostate cancer has progressed and whether definitive treatment is necessary. We are actively analyzing urine and blood biomarker panels with the goal of developing a non-invasive test for monitoring these patients that we call Monitor mdx. A testing solution that allows a physician to forego or delay their patient’s surveillance biopsy would represent a significant business opportunity with little or no direct competition.

If our development efforts are successful, MDxHealth would have a full offering of biomarker-based prostate cancer tests from early detection to treatment and management. Select mdx and Confirm mdx help determine which patients should (or should not) undergo a prostate biopsy, while our GPS test guides the decision to enter into AS upon an initial diagnosis of prostate cancer. In the AS setting, Monitor mdx would provide methods to identify and monitor patients who could remain on AS as a treatment option.

Laboratory Operations

We currently process tests at our 38,000 square foot, CAP-accredited, CLIA-certified, and NYSDOH-approved molecular laboratory and office facility located at our U.S. headquarters in Irvine, California; through our 7,800 square foot diagnostic facilities in Nijmegen, The Netherlands; and through our smaller, CAP-accredited, CLIA-certified laboratory facility in Plano, Texas. Our GPS test is currently performed by Exact Sciences in its laboratory facility in Redwood City, California. Our current clinical reference laboratory has excess processing expansion capacity with incremental increases in laboratory personnel and equipment, including expansion capacity for laboratory facilities. We believe that we currently have sufficient capacity to process all of our tests. We may require additional facilities in the future as we expand our business and believe that additional space, when needed, will be available on commercially reasonable terms.

Sales and Marketing

Our sales approach focuses on the clinical and economic benefits of our tests as supported by peer-reviewed literature covering the clinical validation and utility of these tests. Our sales and marketing team include molecular diagnostic specialists, reimbursement account managers, clinical liaisons and client service personnel. Sales personnel are primarily field based, client service and marketing personnel are primarily based in our California headquarters.

Our sales team is trained to address the clinical, economic and reimbursement questions associated with selling our tests. Our sales force focuses on educating its primary and secondary clientele, which consists of urologists and their clinical staff, including nurses, laboratory and pathology personnel, finance administrators and billing personnel, and secondarily the pathology and laboratory staff who fulfil test requests on behalf of their clinician clients. Our current urology sales force consists of direct sales representatives, strategic account managers and regional sales managers.

Our sales efforts are directed towards increasing adoption and utilization of our tests in clinical practice. The strategy entails:

●	working with community-based, large group practices and academic urologists to educate them on the clinical and economic benefits provided by our tests;

●	nurturing and strengthening relationships with key thought leaders in urology;

●	supporting ongoing collaborations with leading universities and research institutions that have generated clinical validation data supporting our tests; and

●	encouraging ongoing exploration and studies of expanded indications for our tests.

Successful penetration of the urology market and clinical adoption of our tests has been achieved with a multi-faceted approach to build brand recognition and raise awareness of the tests. Our efforts and programs include sharing information with leaders in the medical community on a national and regional scale, supporting clinical studies for the publication of peer reviewed journals and abstracts at key scientific conferences, development of tools for our customers to interact with patients and consumers (doctor-to-consumer education), providing support to patient advocacy groups like Prostate Conditions Education Council, developing strategic partnerships with leading pathology laboratories with large urology client bases, participation in industry trade shows and the implementation of public relations, media and advertising campaigns.

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

In 2014, 2015 and 2023, respectively, our Confirm mdx test, our GPS test and our Select mdx test received positive Medicare LCDs under the MoIDX Program, which provide coverage and reimbursement for Medicare beneficiaries throughout the United States. Our Resolve mdx UTI test is currently reimbursed by Medicare and most private insurance payors, based on nationally recognized CPT codes.

We believe the clinical utility and actionability of our tests, combined with our experience and knowledge of the complex coverage and reimbursement landscape in the United States will enable us to expand coverage and reimbursement of our tests among the commercial payor market. We continue to build upon our successful strategy, using our Medicare LCD for Confirm mdx, Select mdx and GPS and existing commercial payor contracts as a foundation to secure additional contracts from major payors.

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

The processing of testing solutions requires items and services, the majority of which are sourced from multiple suppliers. Certain of the consumable supplies and reagents used in our testing process are procured from a limited number of suppliers, some of which are single source. In addition, we rely on a limited number of suppliers, or in some cases a single supplier (for example, for the automation of our deparaffination steps for the Confirm mdx test), for certain equipment with which we perform testing services. To date, we have acquired all of our equipment and the majority of our materials on a purchase order basis, and we generally do not have language included in contracts with our suppliers and manufacturers that commit them to supply equipment and materials to us.

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

In regard to our Select mdx for Prostate Cancer test, several directly competitive products are currently commercially available. In 2014, OPKO Health, a NYSE listed company, launched the 4Kscore test, a blood based 4-plex test which combines the results of the blood test with clinical information in an algorithm that calculates a patient’s percent risk for aggressive prostate cancer prior to an initial or repeat biopsy (no previous diagnosis of prostate cancer). The 4Kscore test received marketing approval from the FDA in December 2021. OPKO Health, a NYSE listed company, operates one of the largest clinical laboratories in the United States. The 4Kscore test competes directly with Select mdx. In 2016, ExosomeDx launched the ExoDx (Intelliscore), a urine-based test designed to assess whether patient presenting for an initial or repeat biopsy is at greater risk for high-grade prostate cancer. The ExoDx test competes directly with Select mdx. In 2018, Bio-Techne Corporation, a large U.S.-based, diversified life sciences company, acquired the ExoDx test. In addition to the ExoDx and the 4Kscore tests, the Prostate Health Index test (“phi score”) offered by Beckman Coulter, competes directly with the Select mdx test. In addition, each of these tests may also provide a competitive advantage since, unlike the Select mdx test, they do not require a digital rectal procedure as part of their specimen collection process. Each of Bio-Techne, OPKO Health and Beckman Coulter have greater resources and significantly larger sales and marketing teams than MDxHealth. As a result of these significantly greater resources, these competitors are able to make larger investments into the tests they produce and the sales and marketing of these tests, which may cause us to lose market share.

Regarding our GPS tissue-based test, acquired in August 2022 from Exact Sciences, several directly competitive products are currently commercially available. Myriad Genetics offers the Prolaris test, a tissue-based genetic test to help identify those men who need treatment versus those who can choose active surveillance. Additionally, Veracyte offers the Decipher test, a tissue-based genetic test to help identify those men who need treatment versus those who can choose active surveillance. In addition to directly competitive genomic tests, traditional methods used by pathologists and clinicians to estimate risk for disease progression also pose competitive threats. Companies combining these traditional methods with artificial intelligence could potentially emerge as competitors, though most of these technologies are currently in the research stage.

In regard to our Confirm mdx for Prostate Cancer test, several competitive products are currently commercially available. Both the 4Kscore test, offered by OPKO Health, and the ExoDx (Intelliscore) test offered by ExosomeDx, compete with the Confirm mdx test. Offered at a lower price point, both the 4Kscore and ExoDx tests offer a competitive price advantage over the Confirm mdx test. In addition, both the 4Kscore test and the PCA-3 test from Hologic, a urine-based test, are on the U.S. market as FDA-approved tests, which may be perceived as providing a competitive advantage since the Confirm mdx for Prostate Cancer test is not FDA approved. The PCA-3 test is intended for the same patient population as Confirm mdx for Prostate Cancer, but its performance has only been established in men who were already recommended by urologists for repeat biopsy.

In addition to competitive products, the Confirm mdx, Select mdx and GPS tests also face competition from mpMRI, a clinical diagnostic imaging procedure available to and used by physicians for many years, which focuses on visual tissue analysis. The mpMRI procedure can visually reveal potential locations of abnormal and potentially cancerous prostate tissue characteristics that distinguish tumors from healthy tissue. The visual aspect of diagnostic imaging may feel more accessible and be considered preferable by some physicians over molecular analysis, and there likely is an economic incentive for some physicians to earn a professional fee from the performance of mpMRI procedures. It may be difficult to change the methods or behavior of physicians to incorporate our testing solutions into their practices in conjunction with, or instead of, mpMRI clinical diagnostic imaging procedures. In addition, companies developing or offering capital equipment or point-of-care kits to physicians represent another source of potential competition. These devices are used directly by the physicians or their institutions, which can facilitate adoption.

Intellectual Property

Our intellectual property and its protection are crucial to the operation of our business. We are committed to developing and protecting our intellectual property and, where appropriate, filing patent applications or securing licenses to patents to protect our technology. We rely on a combination of patent, copyright, trademark and other agreements with employees and third parties to establish and protect our proprietary intellectual property rights. We also rely upon trade secret laws to protect unpatented know-how and continuing technological innovation. However, trade secrets can be difficult to protect, and do not provide protection against a third party independently discovering or recreating the information for which trade secret protection is claimed. We seek to protect our proprietary unpatented technology, know how, algorithms and processes, in part, by entering into confidentiality agreements with our employees, consultants, scientific advisors and contractors and limit access to, and distribution of, our proprietary information. We also require our officers, employees and consultants to enter into standard agreements containing provisions requiring confidentiality of proprietary information and assignment to us of all inventions made during the course of their employment or consulting relationship. We also enter into nondisclosure agreements with our commercial counterparties and limit access to, and distribution of, our proprietary information. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems.

We believe that our patent portfolio places us in a competitive position in the realm of molecular cancer diagnostics. We own or hold exclusive rights to a range of issued and pending patents in multiple countries worldwide covering our epigenetic and molecular tests and associated biomarkers, their methods of use and any other inventions that are important to the development of our business. Many of our commercially important technology and inventions are in-licensed from academic and commercial collaborators. Through our internal R&D programs, together with our academic and commercial collaborations, we continue to be at the forefront of researching and understanding the link between cancer and methylation (epigenetics), and how this link can be translated into meaningful clinical molecular diagnostic products and services. We consider patent protection of the technologies, on which our products are based, to be a key factor to our success.

Our intellectual property portfolio is managed by an in-house intellectual property team, which works in close collaboration with qualified external patent attorneys both in Europe and the United States. As of December 31, 2022, we own or have exclusive rights to more than 17 patent families related to our molecular technology and cancer-specific biomarkers. Specifically, there are 116 granted or pending patent applications in this group comprised of 16 issued or allowed U.S. patents, 7 pending U.S. provisional or non-provisional applications, 19 pending international patent applications filed under the PCT and 74 granted or allowed patents in jurisdictions outside the United States, including Japan, Canada, Israel and certain European countries. Our issued U.S. patents expire at various times between 2024 and 2038. Of these issued patents, 1 covers intellectual property used in our Confirm mdx test, which expires in 2024, 7 cover intellectual property used in our Select mdx test, the last of which expires in 2036, and 52 cover intellectual property used in our GPS test, the last of which expires in 2038. When these patents expire other companies will no longer be prohibited from incorporating the subject intellectual property into competing tests they may seek to develop. Nevertheless, given the significant unpatented proprietary and confidential intellectual property that we have developed and that is used in our tests, together with the clinical performance characteristics reported in published clinical studies that are specific to these branded tests, we believe there will be significant barriers to any competitors’ ability to use such previously patent-protected intellectual property to develop competitive tests.

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

In particular, we are party to an Amended and Restated Exclusive License Agreement with The Johns Hopkins University through which we hold an exclusive license to intellectual property that is used in our Confirm mdx test. Pursuant to this agreement, we made upfront license fee payments of $10,000 in each of 2004 and 2005, and we are obligated to pay a mid-single-digit royalty rate on our net sales of Confirm mdx (with minimum annual royalties of $5,000). Unless earlier terminated in accordance with the agreement, the agreement will remain in effect until the last of the licensed patents expires in 2024. The agreement contains customary termination provisions which, among other things, permit termination in the event of material uncured breaches.

In regard to our developed tests, we have entered into a range of marketing and sales arrangements with commercial entities. These important relationships provide us with additional resources and infrastructure to expand the geographic reach and awareness of our solutions. Our marketing partners include Ferrer Internacional, SouthGenetics, LifeLabs, Helix Laboratories, Laboratory Corporation of America (LabCorp), Inform Diagnostics (InformDx) and Poplar Healthcare.

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

HIPAA and Other Privacy Laws

The Health Insurance Portability and Accountability Act of 1996, as amended by HIPAA established comprehensive protection for the privacy and security of health information. The HIPAA standards apply to three types of organizations, or “Covered Entities”: (1) health plans, (2) healthcare clearinghouses, and (3) healthcare providers that conduct certain healthcare transactions electronically. Covered Entities and their business associates must have in place administrative, physical, and technical standards to guard against the misuse of individually identifiable health information. As a clinical laboratory that engages in HIPAA-covered standard transactions, we are a Covered Entity subject to regulation under HIPAA. We have implemented privacy and security policies and procedures, provided required training to our personnel, and ensure that we enter into Business Associate Agreements with our vendors who have access to our protected health information. Penalties for violations of HIPAA include civil money and criminal penalties.

HIPAA establishes a federal “floor” with respect to privacy, security, and breach notification requirements and does not supersede any state laws insofar as they are broader or more stringent than HIPAA. Numerous state and certain other federal laws protect the confidentiality of health information and other personal information, including but not limited to state medical privacy laws, state laws protecting personal information, state data breach notification laws, state genetic privacy laws, human subjects research laws and federal and state consumer protection laws. These additional federal and state privacy and security-related laws may be more restrictive than HIPAA and could impose additional penalties. For example, the Federal Trade Commission uses its consumer protection authority under Section 5 of the Federal Trade Act to initiate enforcement actions in response to alleged privacy violations and data breaches. California recently enacted the California Consumer Privacy Act (“CCPA”), which went into effect on January 1, 2020. The CCPA, among other things, creates new data privacy obligations for covered companies and provides new privacy rights to California residents, including the right to opt out of certain disclosures of their information. The CCPA also creates a private right of action with statutory damages for certain data breaches, thereby potentially increasing risks associated with a data breach. California recently amended and expanded the CCPA through another ballot initiative, the California Privacy Rights Act (“CPRA”), passed on November 3, 2020. It remains unclear what, if any, additional modifications will be made to the CPRA by the California legislature or how it will be interpreted. In addition to California, other states have strengthened their data security laws and others are indicated their intention to do so as well. Virginia also enacted a comprehensive data privacy and security law, the Virginia Consumer Data Protection Act, on March 2, 2021, to go into effect on January 1, 2023. We expect that other states will follow with their own comprehensive data privacy legislation as well. Our activities must therefore comply with these other applicable privacy laws, which impose further restrictions on the access, use and disclosure of personal information. Further, we are required to comply with international personal data protection laws and regulations, including the European Union’s General Data Protection Regulation (“GDPR”). The GDPR is a prescriptive, detailed regulation that provides extensive powers to public authorities to sanction and stop use of personal data. While companies are afforded some flexibility in determining how to comply with the GDPR’s various requirements, the GDPR has and will continue to require significant effort and expense to ensure compliance. All of these laws may impact our business and may change periodically, which could adversely affect our business operations. Our failure to comply with these privacy laws or significant changes in the laws restricting our ability to obtain stool, tissue, blood, and other patient samples and associated patient information could significantly impact our business and our future business plans, including potentially a temporary inability to provide tests to patients in the European Union.

In Vitro Regulation

Under current law, in vitro diagnostics that the FDA regulates as medical devices must undergo premarket review prior to commercialization, unless the device is exempt from such review. The particular premarket requirements that must be met to market a medical device in the United States will depend on the classification of the device under FDA regulations. Medical devices are categorized into one of three classes, based on the degree of risk they present. Devices that pose the lowest risk are designated as Class I devices; devices that pose moderate risk are designated as Class II devices and are subject to general controls and special controls; and the devices that pose the highest risk are designated as Class III devices and are subject to general controls and premarket approval. As a CLIA-certified laboratory, we offer our Select mdx and Confirm mdx testing services as LDTs, and we may seek to commercialize future testing services in development as LDTs. LDTs are generally defined as clinical laboratory tests that are developed and validated by a laboratory for its own use. Historically, the FDA has exercised enforcement discretion and not required approvals or clearances for many LDTs (as that term is viewed and defined by the FDA, which is the subject of interpretation) that are regulated under CLIA, and has not required laboratories that offer LDTs consistent with FDA’s interpretation to comply with the FDA requirements for medical devices, such as registration, device listing, quality systems regulations, premarket clearance or premarket approval, and post-market controls.

Regulatory jurisdiction over LDTs has historically been greatly disputed. For many years, the FDA has expressed its position through a range of guidance documents and precedent provided through enforcement action. The FDA has issued documents outlining its intent, at various times, to require varying levels of heightened FDA oversight of many laboratory tests that have traditionally been offered as LDTs, including categories that would include our tests. Additionally, in recent years, Congress has introduced two draft bills: the VALID Act and the VITAL Act of 2021. While we cannot predict whether the either VALID Act or the VITAL Act as proposed, or any modified version of either act will be enacted into law, it is expected that some form of the acts will be incorporated into a broader health care legislative package. It is unknown at this time whether legislation will be enacted impacting LDTs, or whether in the interim the FDA may take a more aggressive enforcement approach toward certain laboratory testing. Legal, regulatory, and policy developments may materially impact our ability to develop and commercialize testing services as LDTs, including without limitation our current tests.

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

In addition, amendments to the FCA impose severe penalties for the knowing and improper retention of overpayments collected from governmental payors. Within sixty days of identifying and quantifying an overpayment, a provider is required to notify CMS or the relevant MAC of the overpayment (and the reason for it) and to return the overpayment; failure to do so may result in a separate basis for liability under the FCA. These amendments could subject our procedures for identifying and processing payments to greater scrutiny. Overpayments may occur from time to time in the healthcare industry without any fraudulent intent. For example, overpayments may result from mistakes in reimbursement claim forms or from improper processing by governmental payors. We maintain protocols intended to identify any overpayments and to make timely refunds as appropriate. From time to time, we have identified overpayments and made appropriate refunds to government payors.

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

In addition to the Anti-Kickback Statute, in October 2018, Congress enacted EKRA as a component of the Substance Use-Disorder Prevention that Promotes Opioid Recovery and Treatment for Patients and Communities Act. EKRA is an anti-kickback law similar to the federal Anti-Kickback Statute that, subject to several exceptions, makes it a criminal offense to pay any remuneration to induce referrals to, or in exchange for, patients using the services of a recovery home, a substance use clinical treatment facility, or laboratory. Although it appears that EKRA was intended to reach patient brokering and similar arrangements to induce patronage of substance use recovery and treatment, the language in EKRA is broadly written and can apply to laboratory services covered under public or private payor arrangements. That said, an interpretation of EKRA that prohibits certain incentive compensation payments to sales employees or other forms of remuneration that would otherwise be permissible under a safe harbor to the federal Anti-Kickback Statute would directly conflict with the intent of the federal Anti-Kickback Statute and regulations and would prohibit a number of practices that are common throughout the industry. Significantly, EKRA permits the DOJ to issue regulations clarifying EKRA’s exceptions or adding additional exceptions, but no such regulations or applicable guidance have yet been issued.

Medicare Physician Self-Referral Law

The federal Physician Self-Referral Law, commonly referred to as the “Stark Law”, prohibits, subject to certain exceptions, physicians from making a referral to an entity for certain “designated health services” (“DHS”) payable by Medicare if the physician, or an immediate family member of the physician, has a direct or indirect financial relationship (including ownership interests and compensation arrangements) with the entity. The Stark Law also prohibits such an entity from presenting or causing to be presented a claim to Medicare for DHS provided pursuant to a prohibited referral, and provides that certain collections related to any such claims must be refunded in a timely manner. The Stark Law is a strict liability statute and therefore, any referrals for Medicare DHS pursuant to a financial relationship that does not meet an exception will be non-payable and subject to refund to Medicare. In addition, any Medicare “overpayment” (that is, Medicare funds to which a person is not entitled) must be returned within 60 days of identification — or risk liability under the FCA’s “obligation” provision. Therefore, claims relating to Stark Law violations must be timely refunded to Medicare or we would risk liability under the federal FCA. Violations of the Stark Law can also result in civil penalties and federal health care program exclusions for knowing violations and civil monetary assessments of up to three times the amount claimed. Although the Stark Law is drafted to apply only to Medicare claims, the DOJ has taken the position that it applies to Medicaid claims under an extension of the federal FCA and several courts, including courts in Florida and Texas, have agreed. In addition, there are comparable state laws, some of which apply to all payors (not just Medicare), and do not contain identical exceptions to the Stark Law.

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

The FCPA prohibits any U.S. individual, business entity, or employee of a U.S. business entity from offering or providing, directly or through a third party, including the distributors we rely on in certain markets, anything of value to a foreign government official with corrupt intent to influence an award or continuation of business or to gain an unfair advantage, whether or not such conduct violates local laws. In addition, it is illegal for a company that reports to the SEC to have false or inaccurate books or records or to fail to maintain a system of internal accounting controls. We are also required to maintain accurate information and control over sales and distributors’ activities that may fall within the purview of the FCPA, its books and records provisions, and its anti-bribery provisions.

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

C. Organizational Structure

MDxHealth SA is a company with limited liability (naamloze vennootschap/société anonyme) incorporated and operating under the laws of Belgium.

The following chart shows our organizational structure as of December 31, 2022:

Subsidiary Name	Jurisdiction of Organization	Ownership & Voting Interest Held by MDxHealth SA
MDxHealth, Inc.	Delaware	100% (held directly)
MDxHealth BV	The Netherlands	100% (held directly)
MDxHealth Servicelab BV	The Netherlands	100% (held through MDxHealth BV)
MDxHealth Research BV	The Netherlands	100% (held through MDxHealth BV)
Delta Laboratories LLC	Texas	100% (held through MDxHealth, Inc.)

D. Property, Plant and Equipment

We process our tests, and conduct research and development, at our 38,000 square foot U.S. headquarters and laboratory facility in Irvine, California pursuant to a lease that is currently scheduled to expire in 2026. This laboratory facility is certified pursuant to CLIA and accredited by CAP. We also maintain a small laboratory facility in Plano, Texas. This laboratory facility is certified pursuant to CLIA.

Our headquarters is located in the CAP Business Center, Herstal, Belgium.

We maintain offices and a laboratory facility located in Nijmegen, The Netherlands, where we process our Select mdx test and conduct research and development at our 7,800 square foot laboratory and office facility pursuant to a lease that is currently scheduled to expire in 2027.

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

Overview

We are a commercial-stage precision diagnostics company committed to providing non-invasive, clinically actionable and cost-effective urologic solutions to improve patient care. Our novel genomic testing solutions combine advanced clinical modeling with genomic data to provide each patient with a personalized risk profile, which provides more accurate and actionable information than traditional clinical risk factors used by clinicians. Our Select mdx and Confirm mdx tests address men at risk for undetected prostate cancer, providing physicians with a clear clinical pathway to accurately identify clinically significant prostate cancer while reducing the use of invasive procedures that are prone to complications. Our GPS test addresses men newly diagnosed with localized prostate cancer, providing physicians with a clear clinical pathway to make the most informed treatment decision for their individual disease. Our team’s collective decades of experience in precision diagnostics and our portfolio of novel biomarkers for diagnostic, prognostic and predictive molecular assays supports our active pipeline of new testing solutions for urologic diseases.

We have experienced net losses and significant cash used in operating activities since inception in 2003. To date, our primary sources of capital have been public offerings of our ordinary shares and ADSs and private placements, debt financing agreements, and revenue from the sale of our products. Since inception, we have raised equity financing of approximately $360 million. As of December 31, 2022, we had cash and cash equivalents of $15.5 million, long-term loans and borrowings of $34.9 million and an accumulated deficit of $288.3 million. During the years ended December 31, 2020, 2021 and 2022, we generated revenue of $18.5 million, $22.2 million and $37.1 million, respectively, with a net loss of $28.7 million, $29.0 million and $44.0 million, respectively.

In February 2023, the Company raised $40 million in gross proceeds by means of a public offering of 10,000,000 ADSs being the equivalent of 100,000,000 new shares at an issue price of $4.00 per ADS (or approximately €0.37 per share) through a public offering. In March 2023, the Company received additional gross proceeds of $3.0 from the underwriters’ exercise of their overallotment option.

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

Acquisition of Genomic Prostate Score® (GPS) test (formerly Oncotype DX GPS) from Exact Sciences

On August 2, 2022, we announced that we have entered into an agreement with Genomic Health, Inc., a subsidiary of Exact Sciences, to acquire the GPS test from Exact Sciences. We acquired GPS in order to expand our menu of tests targeted into urology and prostate cancer and in order to position the Company as one of the leaders in the urology and prostate cancer space with one of the most comprehensive menus of precision diagnostics.

Under the terms of the agreement, we acquired the GPS prostate cancer business of Exact Sciences for an aggregate purchase price of up to $100 million, of which an amount of $25 million was paid in cash and an amount of $5 million was settled through the delivery of 691,171 ADSs of the Company, at a price per ADS of $7.23. Following the closing, which took place on August 2, 2022, an additional aggregate earn-out amount of up to $70 million is to be paid by us to Exact Sciences over a three year period, commencing in 2024, in tranches equal to a portion of the annual revenues attributable to the GPS prostate cancer business for the preceding fiscal year; provided, in each instance, that such revenues exceed certain minimum revenue milestones for such fiscal year.

At our option, the earn-out amounts can be settled in cash or through the issuance of additional ADSs of the Company (valued in function of a volume weighted average trading price of the Company's shares at the end of the relevant earn-out period) to Exact Sciences, provided that the aggregate number of shares representing the ADSs held by Exact Sciences shall not exceed more than 5% of our outstanding shares.

Financial Operations Overview

Revenues and Other Income

Revenues

The majority of our revenue is derived from laboratory services with revenue recognized at a point in time when control of the services has transferred to the customer. This is generally when the test results are delivered to the customer. We derive a small amount of additional revenue from license fees, royalties and government grants.

A large portion of our revenues are either derived from Medicare, which has set a fixed price pursuant to a LCD for the Company’s Confirm mdx and GPS tests, or are established with reference to the Medicare fixed price level. Therefore, the amount of revenue recognized from Medicare (as well certain contracted commercial insurance companies) for Confirm mdx and GPS is determined by reference to a fixed price pursuant to the LCD. For reimbursement claims made to other commercial insurance companies, where there is no certainty of the amount that will be paid for services rendered, the Company uses historical collection data — on an individual payor basis — to estimate its future collection and corresponding revenues that should be recognized for each of our testing solutions.

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

Operating Expenses

Research and Development Expenses

Research and development expenses consist of costs incurred for the development of our products. These expenses consist primarily of labor costs (including salaries, bonuses, benefits, and stock-based compensation), reagents and supplies, clinical studies, outside services, patent expenses, depreciation of laboratory equipment, facility occupancy and information technology costs. Research and development expenses also include costs associated with assay improvements and automation workflow for our current suite of products. We expense our research and development expenses in the period in which they are incurred, except for those development expenses that qualify for capitalization.

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

Financial Income/Expenses

Financial income/expense is comprised of fair-value adjustments related to the GPS contingent consideration, interest income/expense, debt extinguishment expenses, as well as foreign exchange gain/loss and other financial gain/loss. Interest income consists primarily of interest earned on our deposits. Our interest income has not been significant to date and we do not expect it to be significant in the future. Our interest expense is primarily related to our current $35 million long-term debt facility with Innovatus Capital Partners, which replaced our previous €9 million debt facility with Kreos Capital VI (UK) Limited (“Kreos Capital”).

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

A. Operating results

Comparison of the years ended as of December 31, 2022 and 2021

Our results of operations for the years ended as of December 31, 2022 and 2021 are summarized in the tables below:

	Year Ended December 31,		Year-Over-Year Change
(in Thousands)	2022	2021	$	%
Services	$36,965	$21,937	$15,028	69%
Licenses	25	250	(225)	90
Royalties and other revenues	64	52	12	23
Revenues	37,054	22,239	14,815	67
Cost of goods & services sold	(17,835)	(11,675)	(6,160)	53
Gross Profit	19,219	10,564	8,655	82
Research and development expenses	(7,557)	(6,673)	(884)	13
Selling and marketing expenses	(26,582)	(17,744)	(8,838)	50
General and administrative expenses	(23,539)	(14,149)	(9,390)	66
Other operating income, net	559	1,161	(602)	(52)
Operating loss	(37,900)	(26,841)	(11,059)	41
Financial expense, net	(6,144)	(2,161)	(3,983)	184
Loss before income tax	(44,044)	(29,002)	(15,042)	52
Income tax	—	—	—	—
Loss for the year	(44,044)	(29,002)	(15,042)	52

Earnings per share attributable to parent (EPS)
Basic and Diluted,	(0.28)	(0.24)	(0.04)	17

Revenue

Revenue increased $14.8 million, or 67% for the year ended December 31, 2022, compared to the year ended December 31, 2021, due to both the acquisition of the GPS test as well as an increase in our test volumes for Confirm mdx and Resolve mdx. Excluding revenues from the recently acquired GPS test, total revenue for 2022 was $27.7 million, an increase of 25% versus 2021.

For the year ended December 31, 2022 and 2021, Confirm mdx accounted for 59% and 91% of total revenue, respectively. 2022 revenues were comprised of $21.8 million from Confirm mdx, $9.3 million from GPS, $4.9 million from Resolve mdx, with the remaining revenues from Select mdx and other.

Cost of Goods & Services Sold

Cost of revenue increased $6.1 million, or 53% for the year ended December 31, 2022 compared to the year ended December 31, 2021, primarily as a result of the increase in sales and unit volumes, however, gross margins increased from 47.5% for the year ended December 31, 2021 to 51.9% for the year ended December 31, 2021, a 440 basis-point improvement primarily related to our product mix and the addition of GPS to our product menu.

Research and Development Expenses

Research and development expenses increased $0.9 million, or 13% for the year ended December 31, 2022, compared to the year ended December 31, 2021, primarily due to increased product development expenses as well as expenses associated with our pipeline products.

Selling and Marketing Expenses

Selling and marketing expenses increased $8.8 million, or 50%, for the year ended December 31, 2022, compared to the year ended December 31, 2021, primarily due to the additional field sales personnel associated with the GPS business as well as an increase in amortization expense related to customer lists as part of the GPS intangible asset.

General and Administrative Expenses

General and administrative expense increased $9.4 million, or 66% for the year ended December 31, 2022, compared to the year ended December 31, 2021, primarily due to $3.7 million of one-time expenses related to the GPS acquisition (included in Professional fees), with the remaining $5.7 million increase primarily related to higher insurance, professional fees and public company expenses.

Other Operating Income, net

Other operating income, net, decreased by $0.6 million, or 52% for the year ended December 31, 2022, compared to the year ended December 31, 2021, primarily due to the reduction of grant income from the U.S. Department of Health and Human Services and the Dutch government NOW grants, partially offset by an increase in fair-value adjustment related to the acquisition of NovioGendix in 2015.

Financial Income/Expense

Financial expenses, net, increased by $4.0 million, or 184% for the year ended December 31, 2022, compared to the year ended December 31, 2021, primarily due to fair-value adjustment for the GPS contingent consideration of $2.4 million, interest charges and extinguishment expenses of $1.6 million for the loan facility with Kreos Capital, and interest charges of $1.6 million related to the Innovatus debt facility.

Comparison of the years ended as of December 31, 2021 and 2020

Our results of operations for the years ended as of December 31, 2021 and 2020 are summarized in the tables below:

	Year Ended December 31,		Year-Over-Year Change
(in Thousands)	2021	2020	$	%
Services	$21,937	$18,064	$3,873	21%
Licenses	250	250	—	—
Royalties and other revenues	52	146	(94)	(64)
Revenues	22,239	18,460	3,779	20
Cost of goods & services sold	(11,675)	(10,416)	1,259	12
Gross Profit	10,564	8,044	2,520	31
Research and development expenses	(6,673)	(4,543)	(2,130)	47
Selling and marketing expenses	(17,744)	(16,752)	(992)	6
General and administrative expenses	(14,149)	(13,990)	(159)	1
Other operating income, net	1,161	118	1,043	884
Operating loss	(26,841)	(27,123)	282	(1)
Financial income	11	4	7	175
Financial expense	(2,172)	(1,543)	(629)	41
Loss before income tax	(29,002)	(28,662)	(340)	1
Income tax	—	—	—	—
Loss for the year	(29,002)	(28,662)	(340)	1

Earnings per share attributable to parent (EPS)
Basic and Diluted	(0.24)	(0.34)	0.1	(29)

Revenue

Revenue increased $3.8 million, or 20% for the year ended December 31, 2021, compared to the year ended December 31, 2020, due an increase in our test volumes and average selling price.

For the year ended December 31, 2021 and 2020, Confirm mdx accounted for 91% and 94% of total revenue, respectively.

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

B. Liquidity and Capital Resources

We have incurred net losses in each quarter since our inception. For the years ended December 31, 2022, 2021 and 2020, we incurred a net loss of $44.0 million, $29.0 million and $28.7 million respectively. We expect to continue to incur significant expenses for the foreseeable future and to incur operating losses in the near term while we make investments to support our anticipated growth.

As of December 31, 2022, we have been financed primarily through net proceeds of approximately $360 million from the sale of our equity securities and long-term debt facilities. Our primary source of cash from operations is cash receipts on accounts receivable from our revenue. As of December 31, 2022, we had cash and cash equivalents of $15.5 million and an accumulated deficit of $288.3 million.

On February 3, 2023, we announced the pricing of a registered public offering of 10,000,000 ADSs (each representing 10 ordinary shares of the Company without nominal value) at a price to the public of $4.00 per ADS (equivalent to a price of €0.364 per share, assuming an exchange rate of €1 = $1.0988 as published by the European Central bank on February 2, 2023 and a 10-for-1 ADS to share ratio) for total gross proceeds of $40.0 million before deducting commissions and estimated offering expenses.

On March 6, 2023, we announced that, in the context of the above-mentioned offering, the underwriters exercised the option to purchase additional ADSs, on the same terms and conditions as stated above, in the amount of 750,000 ADSs for gross proceeds of $3.0 million, bringing the aggregate gross proceeds from this transaction to $43.0 million.

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

On August 2, 2022, we entered into a $70 million loan and security agreement with Innovatus, which loan also replaced the Company’s €9 million debt facility with Kreos Capital. At closing, an amount of $35 million was drawn, with an additional $35 million remaining available as a $20 million term B loan and a $15 million term C loan that can be drawn in 2024 and 2025 respectively, subject to certain conditions. The loans are secured by our assets including intellectual property rights. Remaining proceeds of the loans will be used for working capital purposes and to fund general business requirements.

The loans accrue interest at a floating per annum rate equal to the sum of (a) the greater of (i) the prime rate published in The Wall Street Journal in the “Money Rates” section or (ii) 4.00%, plus (b) 4.25%, and require interest-only payments for the initial four years. As contractually agreed, and at our election, a portion of the interest becomes payable in-kind by adding an amount equal to 2.25% of the outstanding principal amount to the then outstanding principal balance on a monthly basis until August 2, 2025. The loans mature on August 2, 2027. The lenders shall have the right to convert, prior to August 2, 2025, up to 15% of the outstanding principal amount of the loans into ADSs of the Company at a price per ADS equal to $11.21, reflecting a substantial premium to the trading price prior to the announcement of the acquisition. Amounts converted into ADSs of the Company will be reduced from the principal amount outstanding under the loan. Notable fees payable to Innovatus consist of a facility fee equal to 1% of the total loan commitment, due on the funding date of the relevant loans, and an end-of-loan fee equal to 5% of the amount drawn, payable upon final repayment of the relevant loans.

In April 2020, the Company, through our U.S. subsidiary, MDxHealth Inc., entered into a PPP loan with the SBA in the amount of $2,316,000 as part of the CARES Act. The loan has a term of five years and carries an interest rate of 1.0% per year. Payments on the loan are deferred for the first eighteen months following disbursement of the loan, with principal and interest payments beginning on the nineteenth month. Interest on the loan continues to accrue during the eighteen-month deferment period. Cash proceeds from the loan were received in July 2020. Of the $2.3 million PPP loan, $1.6 million and $1.0 million has been recorded as long-term debt on the company’s consolidated balance sheet as of December 31, 2021, and December 31, 2022, respectively.

Funding Requirements

As of December 31, 2022, we had cash and cash equivalents of $15.5 million. Based on our current business plan, as well as the additional $40.4 million in net proceeds from our February and March 2023 equity offering, we estimate that our current cash and cash equivalents and our anticipated cash flows generated from sales of our products, will be sufficient to meet our anticipated cash requirements over at least the next 12 months from the date of this annual report. To meet our long-term financial needs, we may consider raising additional capital to expand our business, to pursue strategic investments, to take advantage of financing opportunities or for other reasons. As a result of our expected revenue growth, we expect our accounts receivable and inventory balances to increase. Any increase in accounts receivable and inventory may not fully cover corresponding increases in accounts payable and accrued expenses, which could result in greater working capital requirements. We have based these estimates on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect.

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

Our operating results may fluctuate significantly from period to period, depending on the timing of our planned development activities, clinical studies, and the growth of our sales and marketing activities. We expect our expenses will increase substantially for the foreseeable future as we:

●	attract, hire and retain qualified personnel;

●	continue to develop additional products and generate any evidence required to support expanded reimbursement of our products;

●	expand our sales force and territories and increase our marketing activities to drive further awareness and adoption of our products;

●	protect and defend our intellectual property;

●	invest in processes, infrastructure to support the growth of our business; and

●	operate as a dual-listed public company.

The table below summarizes our cash flows information for the years ended December 31, 2022 and 2021.

	For the year ended December 31,
(in Thousands)	2022	2021
Net cash used in operations	$(34,118)	$(22,548)
Net cash used in investing activities	(29,163)	(896)
Net cash from financing activities	20,841	66,509
Effects of exchange rate changes	(555)	(520)
Change in cash and cash equivalents	$(42,995)	$(42,545)

Net cash used in operations was $34.1 million for year ended December 31, 2022, compared to $22.5 million for the year ended December 31, 2021. The increase of cash used in operations of $11.6 million was primarily due to a higher operating loss as well as negative variation in our working capital.

Net cash from investing activities for the year ended December 31, 2022, was $29.2 million compared to $0.9 million for the year ended December 31, 2021. The increase in net cash from investing activities primarily related to the acquisition of the GPS business as well as to purchases of property, plant, and equipment during 2022.

Net cash from financing activities for year ended December 31, 2022, was $20.8 million compared to $66.5 million for the year ended December 31, 2021. Cash from financing activities for the year ended December 31, 2022 were primarily derived from the $35 million debt facility from Innovatus. Cash from financing activities for the year ended December 31, 2021 were primarily from an equity financing of €25.0 million ($30.4 million) in gross proceeds by means of a private placement of 27,777,777 new shares (being approximately 30.63% of the Company’s outstanding shares at the time) at an issue price of €0.90 per share through an accelerated bookbuild offering as well as from an initial public offering in the United states of 3,750,000 ADSs (representing 37,500,000 ordinary shares, being approximately 32% of the Company’s outstanding shares at the time) for gross proceeds of $45.0 million.

Cash Flows

The table below summarizes our cash flows information for the years ended December 31, 2021 and 2020.

	For the year ended December 31,
(in Thousands)	2021	2020
Net cash used in operations	$(22,548)	$(20,244)
Net cash used in investing activities	(896)	(537)
Net cash from financing activities	66,509	14,290
Effects of exchange rate changes	(520)	394
Change in cash and cash equivalents	$42,545	$(6,097)

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

Net cash from financing activities for year ended December 31, 2021, was $66.5 million compared to $14.3 million for the year ended December 31, 2020. Cash from financing activities for the year ended December 31, 2021 were primarily from an equity financing of €25.0 million ($30.4 million) in gross proceeds by means of a private placement of 27,777,777 new shares (being approximately 30.63% of the Company’s outstanding shares at the time) at an issue price of €0.90 per share through an accelerated bookbuild offering as well as from an initial public offering in the United States of 3,750,000 ADSs (representing 37,500,000 ordinary shares, being approximately 32% of the Company’s outstanding shares at the time) for gross proceeds of $45.0 million. Cash from financing activities for the year ended December 31, 2020, were primarily from an equity investment in the Company by MVM V LP and MVM GP (No.5) LP, funds managed by MVM Partners LLP (collectively “MVM”) of $13.7 million as well as proceeds of $2.3 million from the PPP loan with the SBA as part of the CARES Act.

Contractual Obligations and Commitments

Our principal obligations consist of a lease liability, financial debt and trade and other payables. The following table sets out, as of December 31, 2022, our contractual obligations and commitments due by period:

	Payments Due by Period
(in thousands)	Total	Less than 1 Year	1 – 3 Years	4 – 5 Years	More than 5 Years
Loans and borrowings	$35,530	$616	$989	$33,925	$0
Lease liabilities	4,263	1,172	2,128	963	0
Total	$39,793	$1,788	$3,117	$34,889	$0

The contractual obligations table does not include any additional potential contingent payments upon the future achievement by us of specified sales-based and other milestones, or royalty payments we may be required to make under license agreements we have entered into pursuant to which we have in-licensed certain intellectual property or under the agreement pursuant to which we acquired the GPS test. See “Collaboration and License Agreements” under Item 4B. “Business Overview” for additional information. The timing of when these additional payments will actually be made is uncertain and the payments are contingent upon the completion of future activities.

C. Research and development, patents and licenses

Our research and development teams utilize our deep expertise to contribute to the growth of our business. In the years ended December 31, 2020, 2021 and 2022, R&D expenses were $4.5 million, $6.7 million and $7.6 million, respectively, on research and development. For a discussion of our research and development activities, see Item 4B. “Business Overview” and Item 5A. “Operating Results.”

D. Trend information

Key Factors and Trends

Impact of COVID-19 Pandemic

The broad and extensive impact of the COVID-19 pandemic on virtually all aspects of our business and society exacerbated many pre-existing risks to our business by making them more likely to occur or more impactful when they do occur. The level and nature of the disruption caused by COVID-19, or any future pandemic, is unpredictable, may be cyclical and long-lasting and may vary from location to location. To the extent COVID-19 conditions improve, the duration and sustainability of any such improvements will be uncertain and continuing adverse impacts and/or the degree of improvement may vary dramatically by geography and by product. The actions we take in response to any improvements in conditions, such as our return-to-office plans, may also vary widely by geography and by business and will likely be made with incomplete information; pose the risk that such actions may prove to be premature, incorrect or insufficient and could have a material, adverse impact on our business and results of operations.

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

Medicare

Reimbursement for diagnostic tests furnished to Medicare beneficiaries is typically based on a fee schedule set by CMS. As a Medicare-enrolled laboratory based in California, the Company bills Noridian, and is subject to applicable Medicare local coverage and reimbursement policies. Noridian participates in the MolDX, which handles technical assessments for U.S. laboratories that perform molecular diagnostic testing. In 2014, 2015 and 2023, respectively, our Confirm mdx test, our GPS test and our Select mdx test received a positive Medicare LCDs under the MoIDX Program, which provide coverage and reimbursement for Medicare beneficiaries throughout the United States. Our Resolve mdx UTI test is currently reimbursed by Medicare and most private insurance payors, based on nationally recognized CPT codes.

Commercial payors

Obtaining coverage and reimbursement by commercial payors is a time-consuming and costly process, without a guaranteed outcome, since each commercial payor makes its own decision with respect to whether to cover a particular test, and, if so, at what rate to reimburse providers for such test. In addition, several payors and other entities conduct technology assessments of new medical tests and devices and provide the results of these assessments for informational purposes to other parties. These assessments may be used by third-party payors and healthcare providers as grounds to deny coverage for a particular test, or to refuse to use or order a particular test or procedure. The Confirm mdx and Select mdx tests have received initial negative technology assessments from several of these entities and are likely to receive more negative technology assessments. The Company continues to work with third-party payors to obtain coverage for its Confirm mdx and Select mdx tests and to appeal denial decisions based on existing and ongoing studies, peer reviewed publications, and support from physician and patient groups. There are no assurances that commercial payors will continue to issue positive coverage and reimbursement policies and/or contracts, and, if issued, that such policies and/or contracts will be maintained in the future. If the Company’s tests are considered on a policy-wide level by major third-party payors, whether at the Company’s request or on their own initiative, and the tests are determined to be ineligible for coverage and reimbursement by such payors, the Company’s collection efforts and potential for revenue growth could be adversely impacted.

Increasing Market Acceptance and Adoption of our Tests

Healthcare providers typically take a long time to adopt new products, testing practices and clinical treatments, partly because of perceived liability risks and the uncertainty of third-party coverage and reimbursement. It is critical to the success of our sales efforts that we educate enough patients, clinicians and administrators about molecular diagnostics testing, in general, as well as about our Confirm mdx and Select mdx tests, and demonstrate our clinical benefits. It is likely that clinicians may not adopt, and third-party payors may not cover or adequately reimburse for, the Company’s tests unless they determine, based on published peer-reviewed journal articles and the experience of other clinicians, that they provide accurate, reliable and cost-effective information.

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

While these factors may present significant opportunities for us, they also pose significant risks and challenges that we must address. See Item 3D. “Risk Factors” for more information.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Our Board of Directors

The following table sets forth certain information relating to our Board of Directors as of December 31, 2022.

Name	Age	Position(s)	Term
Koen Hoffman(1)	54	Independent Non-Executive Director (Chairperson of the Board of Directors)	Until 2024
Michael K. McGarrity	60	Executive Director (Chief Executive Officer)	Until 2023(2)
Jan Pensaert(3)	51	Non-Executive Director	Until 2024
Dr. Lieve Verplancke(4)	63	Independent Non-Executive Director	Until 2024
Hilde Windels(5)	57	Independent Non-Executive Director	Until 2023(2)
Dr. Regine Slagmulder(6)	56	Independent Non-Executive Director	Until 2023(2)
Dr. Eric Bednarski	51	Non-Executive Director	Until 2023(2)
Donnie (Don) M. Hardison	72	Independent Non-Executive Director	Until 2023(2)

(1)	Acting through Ahok BV.

(2)	Director is up for reelection to a new mandate on May 2023 at our shareholder meeting.

(3)	Acting through Valiance Advisors LLP.

(4)	Acting through Qaly-Co BV.

(5)	Acting through Hilde Windels BV.

(6)	Acting through Regine Slagmulder BV.

Unless otherwise stated, the address for our directors is CAP Business Center, Zone Industrielle des Hauts-Sarts, Rue d’Abhooz 31, 4040 Herstal, Belgium.

Our Board of Directors has determined that five out of eight of the members of the Board are independent under Belgian law and the Nasdaq Stock Market listing requirements.

Except for our employment agreement with Michael K. McGarrity, our Executive Director and Chief Executive Officer, as described in “Item 7B. Related Party Transactions,” there are no service contracts between us and any of our directors providing for benefits upon termination of employment.

Board Diversity Matrix
(as of November 1, 2022)
Country of Principal Executive Offices:	Belgium
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	Yes
Total Number of Directors	8

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	3	5	-	-
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction			-
LGBTQ+			-
Did Not Disclose Demographic Background			-

(as of April 25, 2023)
Country of Principal Executive Offices:	Belgium
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	Yes
Total Number of Directors	8

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	3	5	-	-
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction			-
LGBTQ+			-
Did Not Disclose Demographic Background			-

The following sets forth the biographical information of the members of our board of directors:

Koen Hoffman, Chairperson of our Board of Directors, obtained a Master in Applied Economics and an MBA at Vlerick Business School. Between 1992 and July 2016, he was active at KBC Group in which he started his career in the corporate finance department and later became the CEO of KBC Securities as from October 2012. Since August 2016, he is the CEO of Value Square asset management. Mr Koen Hoffman serves also as board member at Fagron (Chair),Greenyard (chair), Mithra Pharmaceuticals and SnowWorld.

Michael K. McGarrity, Chief Executive Officer and Executive Director of our Company, has more than 25 years of experience in the healthcare industry with a unique combination of device, diagnostics and biotechnology experience. Michael was most recently the CEO of Sterilis Medical. Prior to Sterilis Michael was the CEO of Nanosphere (Nasdaq: NSPH), a nanotechnology-based molecular diagnostics company, where he engineered an operational and strategic turnaround that resulted in its successful sale to Luminex (Nasdaq: LMNX) in 2016. Prior to Nanosphere, McGarrity spent 13 years at Stryker Corporation (NYSE: SYK). Mr. McGarrity holds a BA from the University of Notre Dame.

Jan Pensaert, Non-Independent Non-Executive Director of our Company, is the Founding Managing Partner of Valiance. He brings over 20 years of experience in growth investing. He leads the Investment Committee for the Valiance Funds and is responsible for all aspects of the Funds’ investment processes. Jan currently serves on the Board of several Valiance entities funds and portfolio companies including MDxHealth, JenaValve, NeoSync and 4Tech. Prior to founding Valiance, Jan was CEO of La Fayette, where during his tenure the La Fayette Funds increased in AUM from USD 750 million to USD 5.5 billion. Before that, he was responsible for the Permal Group’s European-based investment management and research activities, and prior to that he worked at Lazard in Corporate Finance M&A. Jan holds a BA in Business Economics from Gent University in Belgium, and a Masters in Banking & Finance from the University of Aix-Marseille, France.

Dr. Lieve Verplancke MD, Independent Non-Executive Director of our Company, a Belgian national, began her career in 1984 with The Beecham Group (now part of GlaxoSmithKline), and has since held key management positions with Merck & Co., as well as Bristol-Myers Squibb, where she served as Managing Director, leading their Belgian/GDL subsidiary, until 2012. Ms. Verplancke also serves as a Board Member for Brussels-based Europe Hospitals; the Imelda Hospital in Bonheiden; and the Euronext fund, Quest for Growth and Materialise. She is also the Founder and Managing Director of Qaly@Beersel, an elderly care center in Belgium. In addition to being a medical doctor (MD–KULeuven University), Ms. Verplancke holds a postgraduate degree in Economics and an MBA from the University of Antwerp. She has also completed courses at INSEAD, CEDEP, Columbia University and the Vlerick Business School, and is a certified Executive Coach (PCC).

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

Dr. Regine Slagmulder, Independent Non-Executive Director of our Company, is a partner and full professor in management accounting & control at Vlerick Business School and a visiting professor of accounting & control at INSEAD. Previously, she worked as a strategy practice consultant at McKinsey & Company. She also previously worked as a professor of management accounting at INSEAD and at the University of Tilburg. She serves as an independent director and member of the audit committee on the board of the investment company Quest for Growth (since 2011) and as an independent director and chair of the audit committee of Ekopak (since 2021), both listed on Euronext. Dr. Slagmulder graduated in civil electrotechnical engineering and industrial management from the University of Gent, after which she received a management doctorate at Vlerick Business School. As part of her research activities, she was a research fellow attached to INSEAD, Boston University (USA) and the P. Drucker Graduate Management Center at Claremont University (USA). She is an INSEAD certified director (IDP-C).

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

Donnie (Don) M. Hardison, Independent Non-Executive Director of our Company, currently is the sole proprietor of DMH Consulting, a management consulting firm that he founded and previously operated from April 2016 to January 2017. He was most recently the President and Chief Executive Officer, and served on the board of directors, of Biotheranostics, Inc., a molecular diagnostic company focused on oncology, from February 2017 until it was acquired by Hologic, Inc. in February 2021. From April 2010 to March 2016, Mr. Hardison was the President and Chief Executive Officer of Good Start Genetics, a molecular genetic testing and information company. For more than 20 years prior to that, Mr. Hardison held various executive and senior management positions at companies including Laboratory Corporation of America (LabCorp) a clinical laboratory company, Exact Sciences Corporation, a molecular diagnostics company, OnTarget, Inc., a sales and marketing consulting company, Quest Diagnostics Inc., a clinical laboratory company, SmithKline Beecham Corporation, a pharmaceutical company, and others. He served on the board of directors of Exact Sciences Corporation (Nasdaq: EXAS) from May 2000, through its initial public offering in February 2001, until August 2007. Mr. Hardison received his Bachelor of Arts degree, in political science, from the University of North Carolina, Chapel Hill.

Our Executive Management

The following table sets forth certain information relating to our executive management as of December 31, 2022.

Name	Age	Position(s)
Michael K. McGarrity	60	Chief Executive Officer and Executive Director
John Bellano	54	Chief Commercial Officer
Ron Kalfus	48	Chief Financial Officer
Joseph Sollee	58	Executive Vice President of Corporate Development and General Counsel

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

The level and structure of the remuneration of the members of the Board of Directors are determined based on their general and specific responsibilities and market practice. Our shareholders approved the following annual remuneration and compensation of the members of the Board of Directors:

	Compensation
	(in EUR)	(in USD)
Chairman – Non-Executive Director	59,500	62,700
Non-Executive Director (including Independent Directors)	35,000	36,900
Additional fee for the Chair of the Audit Committee	17,500	18,400
Additional fee for a Member of the Audit Committee (other than the Chair of the Audit Committee)	9,000	9,500
Additional fee for the Chair of the Nomination and Remuneration Committee	17,500	18,400
Additional fee for a Member Nomination and Remuneration Committee Member (other than the Chair of the Nomination and Remuneration Committee)	5,500	5,800

The abovementioned remuneration can be reduced pro rata temporis depending on the duration of the mandate, chairpersonship or membership of a director during a given year. The abovementioned amounts are exclusive of VAT and similar charges.

Directors are not entitled to any kind of performance cash bonus or other kind of variable remuneration.

Mr. McGarrity, our Chief Executive Officer, Executive Director and a member of our Board of Directors, does not receive any compensation for his service as a director.

Additionally, directors are not entitled to any kind of compensation when their mandate ends.

For 2022, the following remuneration or compensation was due to the directors (excluding Mr. McGarrity):

	Compensation
	(in EUR)	(in USD)
Koen Hoffman(1)	102,000	107,400
Jan Pensaert(2)	10,000	10,500
Dr. Lieve Verplancke(3)	52,000	54,800
Hilde Windels(4)	47,000	49,500
Dr. Regine Slagmulder(5)	59,000	62,100
Dr. Eric Bednarski	—	—
Donnie (Don) M. Hardison	71,000	74,800

(1)	Acting through Ahok BV.

(2)	Acting through Valiance Advisors LLP.

(3)	Acting through Qaly-Co BV.

(4)	Acting through Hilde Windels BV.

(5)	Acting through Regine Slagmulder BV.

The table below provides an overview as of December 31, 2022, of the subscription rights, or options, held by the non-executive directors.

Options
Name	Number of Ordinary Shares Underlying the Options	Option Exercise Price per Ordinary Share Underlying the Options (in EUR)	Option Expiration Date
Koen Hoffman(1)	10,000 20,000	4.97 1.28	June 18, 2027 June 20, 2029

Jan Pensaert(2)	4,000 10,000 10,000 10,000 10,000 10,000 10,000 10,000 10,000	4.13 4.91 4.13 4.97 4.97 1.28 1.28 1.375 0.797	June 22, 2024 June 22, 2024 June 22, 2024 June 18, 2027 June 18, 2027 June 20, 2029 June 20, 2029 May 26, 2031 May 25, 2032

Dr. Lieve Verplancke(3)	10,000 10,000 10,000	4.97 4.97 1.28	June 18, 2027 June 18, 2027 June 20, 2029

Hilde Windels(4)	10,000 10,000	4.97 1.28	June 18, 2027 June 20, 2029

Dr. Regine Slagmulder(5)	None

Dr. Eric Bednarski	None

Donnie (Don) M. Hardison	None

(1)	Acting through Ahok BV.

(2)	Acting through Valiance Advisors LLP.

(3)	Acting through Qaly-Co BV.

(4)	Acting through Hilde Windels BV.

(5)	Acting through Regine Slagmulder BV.

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

The other management team members receive a fixed remuneration plus a variable bonus that is linked to their personal achievements (i.e., experience, know-how, education, skills, responsibilities, and performance) and the achievements of the Company. The remuneration is closely linked to performance.

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

Mr. McGarrity is remunerated on the basis of his executive management position. As CEO, Mr. McGarrity is entitled to a gross annual base salary of $535,000, which will be reviewed by the Board of Directors (or the Nomination and Remuneration Committee) on an annual basis, and an annual bonus of up to 50% of the then applicable base salary. In connection with his hiring as CEO in February 2019, Mr. McGarrity also received a one-time grant of 1,500,000 subscription rights (employee share options) and a one-time signing bonus in the gross amount of $85,000. Furthermore, Mr. McGarrity is entitled to the reimbursement of expenses, and he and his dependents are eligible to participate in all group health, medical, dental, disability and insurance plans, incentive, savings and retirement plans, and other employee benefits that are established by the Company for its executives.

Excluding the value of subscription rights (employee share options), the remuneration and benefits provided to Mr. McGarrity in 2022 were composed of the following:

	Compensation
	(in EUR)	(in USD)
Fixed gross remuneration(1)	420,102	442,576
Supplementary paid compensation(2) (gross)	47,461	50,000
Pension benefits	15,577	16,411
Other benefits(3)	50,256	52,945
Total	533,396	561,932

(1)	Total cost to the Company, including employer social security contributions and vacation pay accrual.

(2)	Excludes value of 1,000,000 subscription rights (employee share options) already created, issued, and accepted in 2022 under the Company’s 2022 Share Option Plan.

(3)	Includes Company-paid and other similar benefits, such as the employer’s payroll taxes, meal tickets and health insurances. Excludes reimbursement of normal professional expenses such as telephone and Company travel expenses.

The 2022 combined remuneration package of the other executive management team members in office in 2022 (excluding the CEO)—i.e., John Bellano, Joseph Sollee and Ron Kalfus—including employer taxes, was €1,190,210 composed of the following:

	Compensation
	(in EUR)	(in USD)
Fixed gross remuneration(1)	931,897	981,754
Bonuses paid and awarded (2) (gross)	71,653	75,486
Pension benefits	35,439	37,336
Other benefits(3)	157,456	165,880
Total	1,196,446	1,260,456

(1)	Includes employer taxes and vacation pay accrual. Excludes VAT.

(2)	Excludes value of subscription rights (employee share options) already created, issued, and accepted in 2022 by certain other executive managers under the Company’s 2022 Share Option Plan.

(3)	Includes for some individuals a Company car, meal vouchers, and other similar benefits. Excludes reimbursement of normal professional expenses such as telephone and Company travel expenses.

The total remuneration and benefits paid to the executive management team members (including the Chief Executive Officer) in 2022 and 2021 was €1,729,842 ($1,822,389) and €1,526,037 ($1,814,834) (gross amount, excluding VAT and share based compensation), respectively. In the aforementioned figures, the service fees of the managers hired on the basis of a service agreement are included with the salaries of the other management team members.

The primary performance objectives for the bonuses of the above management team members in 2022 were the following:

●	respect of the board-approved annual budget, with a focus on cash-flow management; and

●	meeting measurable operational targets, including total revenues, unit volumes for the Confirm mdx test, revenues attributable to the Company’s UTI testing solution, and achievement of Medicare reimbursement for the Select mdx test.

Each of these foregoing targets was based on minimum percentage attainment of defined, objective outcomes for the full calendar year, with the revenue, cash flow and unit volume targets tied to items that are reviewed by the Company’s independent auditors in the ordinary course. Additionally, each performance target was assigned a pre-defined weighting as a percentage of the bonus eligibility applicable to each member of executive management, with the CEO being treated consistently with other members of the executive management team.

The table below provides an overview as of December 31, 2022, of the subscription rights (employee share options) held by the members of the executive management team. The options with an expiration date of May 25, 2032 we granted in 2022.

Options
Name	Number of Ordinary Shares Underlying the Options	Option Exercise Price per Ordinary Share Underlying the Options (in EUR)	Option Expiration Date
Michael K. McGarrity	1,500,000 450,000 1,000,000 1,000,000	1.49 0.80 1.375 0.684	June 18, 2027 June 20, 2029 May 26, 2031 May 25, 2032

Ron Kalfus	200,000 347,000 400,000 400,000	1.24 0.80 1.375 0.684	June 20, 2029 June 20, 2029 May 26, 2031 May 25, 2032

Joseph Sollee	40,000 40,000 40,000 230,000 98,000 350,000 400,000	4.49 3.78 5.35 1.24 0.80 1.375 0.684	June 22, 2024 June 22, 2024 June 22, 2024 June 20, 2029 June 20, 2029 May 26, 2031 May 25, 2032

John Bellano	400,000 288,000 450,000 400,000	1.24 0.80 1.375 0.684	June 20, 2029 June 20, 2029 May 26, 2031 May 25, 2032

C. Board Practices

The following table sets forth certain information relating to our Board of Directors as of December 31, 2022.

Name	Age	Position(s)	Year of Initial Appointment	Current Term Expiration Year
Koen Hoffman(1)	54	Independent Non-Executive Director (Chairperson of the Board of Directors)	2018	2024
Michael K. McGarrity	60	Executive Director (Chief Executive Officer)	2019	2023(2)
Jan Pensaert(3)	51	Non-Executive Director	2014	2024
Dr. Lieve Verplancke(4)	63	Independent Non-Executive Director	2017	2024
Hilde Windels(5)	57	Independent Non-Executive Director	2017	2023(2)
Dr. Regine Slagmulder(6)	56	Independent Non-Executive Director	2020	2023(2)
Dr. Eric Bednarski	51	Non-Executive Director	2020	2023(2)
Donnie (Don) M. Hardison	72	Independent Non-Executive Director	2021	2023(2)

(1)	Acting through Ahok BV.

(2)	Director is up for reelection to a new mandate in May 2023 at our shareholder meeting.

(3)	Acting through Valiance Advisors LLP.

(4)	Acting through Qaly-Co BV.

(5)	Acting through Hilde Windels BV.

(6)	Acting through Regine Slagmulder BV.

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

The Audit Committee will be governed by a charter that complies with Nasdaq listing rules and the Belgian Corporate Governance Code.

Without prejudice to the legal responsibilities of the Board of Directors, the Audit Committee has the following roles:

●	to inform our Board of Directors of the result of the audit of the financial statements and the manner in which the audit has contributed to the integrity of the financial reporting and the role that the Audit Committee has played in that process;

●	to monitor the financial reporting process, and to make recommendations or proposals to ensure the integrity of the process;

●	to monitor the effectiveness of our Company’s internal control and risk management systems, and our Company’s internal audit process and its effectiveness;

●	to monitor the audit of the annual statutory and consolidated financial statements, including the follow-up questions and recommendations by the statutory auditor and, as the case may be, the auditor responsible for the audit of the consolidated financial statements;

●	to assess and monitor the independence of the statutory auditor, in particular with respect to the appropriateness of the provision of additional services to the Company. More specifically, the Audit Committee analyzes, together with the statutory auditor, the threats for the statutory auditor’s independence and the security measures taken to limit these threats, when the total amount of fees exceeds the criteria specified in article 4 § 3 of Regulation (EU) No 537/2014; and

●	to make recommendations to our Board of Directors on the selection, appointment and remuneration of our Company’s statutory auditor in accordance with article 16 § 2 of Regulation (EU) No 537/2014.

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

In line with the Belgian Companies and Associations Code and the Belgian Corporate Governance Code (i) all members of the Nomination and Remuneration Committee are non-executive directors, (ii) the Nomination and Remuneration Committee consists of a majority of independent directors, and (iii) the Nomination and Remuneration Committee is chaired by the Chairperson of our Board of Directors or another non-executive director appointed by the committee, it being understood that the Chair of the Board of Directors should not chair the committee when dealing with the designation of his successor. Our Board of Directors has determined that three members of our Nomination and Remuneration Committee are independent under the applicable listing standards of Nasdaq, the applicable rules of the Belgian Companies and Association Code and the Belgian Corporate Governance Code.

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

Pursuant to the Belgian Companies and Associations Code, the Chief Executive Officer participates in the meetings of the Nomination and Remuneration Committee in an advisory capacity each time the remuneration of another member of the executive management is being discussed.

D. Employees

As of December 31, 2022, we had 258 employees, 252 of whom are employed on a full-time basis. Of these employees, 244 are located in the United States and 14 in Europe. None of our employees is covered by a collective bargaining agreement, and we believe our relationship with our employees is good.

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

E. Share Ownership

For information regarding the share ownership of our supervisory and executive board members, see Item 6B. “Compensation” and Item 7A. “Major Shareholders.”

F. Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2023:

●	each of our directors and executive officers;

●	each person known to us to beneficially own more than 3% of our ordinary shares; and

●	all of our supervisory board members and executive board members as a group.

As of March 31, 2023, there were four record holders of our ordinary shares, none of who were residents of the United States.

All of the ordinary shares have the same voting rights and no major shareholders of the Company have different voting rights.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including ordinary shares that can be acquired within 60 days of March 31, 2023. Ordinary shares subject to derivative securities currently exercisable or exercisable within 60 days of March 31, 2023 are deemed to be outstanding for computing the percentage ownership of the person holding these securities and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person.

The percentage ownership information shown in the table is based upon 270,380,936 ordinary shares outstanding as of March 31, 2023.

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

Name of beneficial owner	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned
3% or Greater Shareholders:
MVM Partners LLP(1)	45,504,584	16.8%
Bleichroeder LP(2)	38,783,330	14.3%
Valiance Asset Management Limited(3)	20,931,094	7.7%
Biovest NV(4)	11,923,587	4.4%

Executive Officers and Directors:
Michael K. McGarrity(5)	2,402,082	*
Ron Kalfus(5)	666,623	*
Joseph Sollee(5)	635,999	*
John Bellano(5)	833,166	*
Koen Hoffman (acting through Ahok BV)(5)	30,000	*
Jan Pensaert (acting through Valiance Advisors LLP)(5)	84,000	*
Dr. Lieve Verplancke (acting through Qaly-Co BV)(5)	30,000
Hilde Windels (acting through Hilde Windels BV)(5)	20,000	*
Dr. Regine Slagmulder (acting through Regine Slagmulder BV)	590,204	*
Dr. Eric Bednarski	—	*
Donnie (Don) M. Hardison	—	*
All current directors and executive management as a group (11 persons)	5,292,074	1.9%

*	Less than one percent.

(1)	Includes 44,585,295 shares held by MVM V LP and 919,289 shares held by MVM GP (No. 5) (collectively, the “MVM Entities”). The Company has been informed that voting and investment power over the shares held by the MVM Entities is exercised jointly by three or more natural persons and voting and disposition decisions require the approval of a majority of such persons. Accordingly, no single natural person has voting or dispositive power over such shares. The MVM Entities are party to the MVM Subscription Agreement, providing for certain rights to appoint a member of our Board of Directors. See Item 7B. “Related party transactions — MVM Subscription Agreement.” This information has been obtained from Schedule 13D/A filed by the MVM Entities with the SEC on February 28, 2023.

(2)	Includes 20,342,162 shares held by 21 April Fund Ltd., a Cayman Islands company for which Bleichroeder LP acts as investment adviser. This information has been obtained from Schedule 13G/A filed by Bleichroeder Entities with the SEC on February 14, 2023.

(3)	Includes 12,339,297 shares held by TopMDx Ltd. and 8,591,797 shares held by Valiance Life Sciences Growth Investments SICAV-SIF (collectively, the “Valiance Entities”). The Company has been informed that voting and investment power over the shares held by the Valiance Entities is exercised jointly by three or more natural persons and voting and disposition decisions require the approval of a majority of such persons. Accordingly, no single natural person has voting or dispositive power over such shares. This information has been obtained from Schedule 13D/A filed by the Valiance Entities with the SEC on April 14, 2023.

(4)	Consists of shares held by Biovest NV (“Biovest”). RMM, S.A. (“RMM” and together with Biovest, the “Biovest Entities”) is the sole owner of Biovest and pursuant to an understanding with Biovest, decisions relating to the voting and dispositive power of the shares are shared between Biovest and the RMM’s Board of Directors (the “RMM Board”). Voting and investment power over the shares managed by the RMM Board is exercised jointly by more than three natural persons and voting and disposition decisions require the approval of a majority of such persons. Accordingly, no single natural person has a controlling decision and no individual director of the RMM should be deemed to be a beneficial owner of the shares. This information has been obtained from Schedule 13G/A filed by the Biovest Entities with the SEC on March 17, 2023.

(5)	Reflects shares acquirable upon the exercise of warrants, which are described above in Item 6.B. “Compensation.”

From December 31, 2019 to December 31, 2022, the only significant changes related to the beneficial owners listed in the above table of which we have been notified of through Shareholder Transparency Declarations in accordance with Article 14 of the Belgian Act of May 2, 2007 on the disclosure of important participations in issuers of which shares are admitted to trading on a regulated market and regarding miscellaneous provisions (the “Declarations” and each a “Declaration”) are listed below:

●	November 22, 2021 Declaration: MDxHealth was notified that the number of shares with respect to which Bleichroeder LP can exercise voting rights actively crossed above the threshold of 15% of the outstanding shares and voting rights of MDxHealth on November 19, 2021.

●	November 15, 2021 Declaration: MDxHealth was notified that the number of shares with respect to which Bleichroeder LP can exercise voting rights actively crossed above the threshold of 10% of the outstanding shares and voting rights of MDxHealth on November 4, 2021.

●	February 3, 2021 Declaration: Biovest NV notified MDxHealth that the number of shares with respect to which Biovest NV can exercise voting rights passively crossed below the threshold of 10% of the outstanding shares and voting rights of MDxHealth on January 26, 2021.

●	May 25, 2020 Declaration: Valiance Asset Management Limited notified MDxHealth that the aggregate number of shares with respect to which Valiance Asset Management Limited can exercise voting rights passively crossed below the threshold of 15% of the outstanding shares and voting rights of MDxHealth. MVM Partners LLP notified MDxHealth that the aggregate number of shares with respect to which MVM Partners LLP can exercise voting rights actively crossed above the threshold of 20% of the outstanding shares and voting rights of MDxHealth.

B. Related Party Transactions

Agreements with the Members of the Board of Directors and the Executive Management

Each non-executive director exercises his/her mandate as a self-employed worker. According to our Articles of Association, the term of a directors’ mandate cannot exceed four years, but may be renewed. The directors’ mandates may be terminated ad nutum (at any time) without any form of compensation. There is no specific agreement between us and non-executive directors which waives or restrains this right of the Company to terminate ad nutum (at any time) the mandates of the directors.

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

●	We hired Mr. Michael K. McGarrity, acting in the role of Chief Executive Officer, effective as of February 18, 2019. The executive employment agreement with Mr. McGarrity provides that if we terminate the employment agreement without cause or if Mr. McGarrity resigns for good reason, Mr. McGarrity shall be eligible to receive as severance an amount equal to twelve months of base salary in effect at the time of the separation. In addition, we have the right, exercisable at any time, to terminate the executive employment agreement with immediate effect for cause (as defined in the employment agreement) by providing written notice.

●	Acting under the direction of the Board of Directors, we hired Mr. Ron Kalfus, acting in the role of Chief Financial Officer, effective as of July 22, 2019. The executive employment agreement with Mr. Kalfus provides that if we terminate the employment agreement without cause or if Mr. Kalfus resigns for good reason, Mr. Kalfus shall be eligible to receive as severance an amount equal to six months of base salary in effect at the time of the separation, which amount will increase to twelve months of base salary for a termination that occurs after July 22, 2020. In addition, we have has the right, exercisable at any time, to terminate the executive employment agreement with immediate effect for cause (as defined in the employment agreement) by providing written notice.

●	Acting under the direction of the Board of Directors, we hired Mr. John Bellano, acting in the role of Chief Commercial Officer, effective as of June 19, 2019. The executive employment agreement with Mr. Bellano provides that if we terminate the employment agreement without cause or if Mr. Bellano resigns for good reason, Mr. Bellano shall be eligible to receive as severance an amount equal to six months of base salary in effect at the time of the separation, which amount will increase to twelve months of base salary for a termination that occurs after June 19, 2020. In addition, we have the right, exercisable at any time, to terminate the executive employment agreement with immediate effect for cause (as defined in the employment agreement) by providing written notice.

●	The executive employment contract with Mr. Joe Sollee dates from before the entry into force of the Belgian Act of April 6, 2010 on corporate governance in public and listed companies and is in conformity with common employment law. The contract with Mr. Sollee provides that if his employment is terminated for a reason other than serious misconduct or if Mr. Sollee resigns for good reason, he will be entitled to severance pay of nine months gross remuneration and benefits. In addition, we have the right, exercisable at any time, to terminate the executive employment agreement with immediate effect for cause (as defined in the employment agreement) by providing written notice.

Options Granted to Our Board Directors and Executive Management

We have granted subscription rights, or options, to certain members of our Board of Directors and executive management. For more information regarding the options granted to our Board of Directors and executive management. See Item 6B. “Compensation.”

MVM Subscription Agreement

As part of an investment by MVM V LP and MVM GP (No. 5) LP, or collectively MVM, into our share capital, our company entered in April 2020 into a subscription agreement with MVM, or the Subscription Agreement. Pursuant to the Subscription Agreement, MVM is entitled to have one observer at the Board of Directors of our Company for as long as MVM holds in aggregate 5% of our company’s outstanding shares. At the date of this annual report, the observer of MVM at our Board of Directors is Dr. Kyle Dempsey. In addition, we agreed that MVM could propose to our 2020 general shareholders’ meeting to appoint Dr. Eric Bednarski as director of the Company. Our general shareholders’ meeting held on July 30, 2020 approved the appointment of Dr. Eric Bednarski as a director for a term of three years, up to and including the closing of our annual general shareholders’ meeting to be held on May 25, 2023.

Offering Purchases

Pursuant to our February 2023 follow-on public offering of ADSs in the United States, (1) the Bleichroeder Entities (as defined above under “A. Major Shareholders”) purchased 1,500,000 ADSs representing 15,000,000 ordinary shares for an aggregate purchase price of $6,000,000, (2) the MVM Entities (as defined above under “A. Major Shareholders”) purchased 1,000,000 ADSs representing 10,000,000 ordinary shares for an aggregate purchase price of $4,000,000, and (3) the Valiance Entities (as defined above under “A. Major Shareholders”) acquired and 190,408 ADSs representing 1,904,080 ordinary shares for an aggregate purchase price of $761,632.

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

Dividend Policy

We have never declared or paid any cash dividends on our ordinary shares. We do not anticipate paying cash dividends on our equity securities in the foreseeable future and intend to retain all available funds and any future earnings for use in the operation and expansion of our business. All of the ordinary shares offered by this annual report will have the same dividend rights as all of our other outstanding ordinary shares. In general, distributions of dividends proposed by our Board of Directors require the approval of our shareholders at a meeting of shareholders with a simple majority vote, although our Board of Directors may declare interim dividends without shareholder approval, subject to the terms and conditions of the Belgian Code of Companies and Associations, or CCA. See Item 10B. “Memorandum and Articles of Association.”

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

For information regarding the Belgian withholding tax applicable to dividends and related U.S. reimbursement procedures, see Item 9E. “Taxation — Material Belgian Tax Consequences.”

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

B. Memorandum and Articles of Association

The information set forth in the final prospectus dated November 3, 2021 as part of our Registration Statement on Form F-1 (File No. 333-260213), declared effective by the SEC on November 3, 2021, under the headings “Description of Share Capital and Articles of Association — Articles of Association and Other Share Information” is incorporated herein by reference.

C. Material Contracts

For information on our material contracts entered into during the two years immediately preceding the date of the filing of this annual report, please refer to Item 4B. Business Overview” and Item 7B. “Related Party Transactions” of this annual report.

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

E. Taxation

The discussion below is for general information only and is not, and should not be interpreted to be, tax advice to any holder of the ADSs. Each holder or prospective holder of the ADSs is urged to consult his, her or its own tax advisor.

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

The ADSs are traded on an established securities market in the United States, although we cannot guarantee that the ADSs will be so traded in the future. If we are not a PFIC and we are treated as a qualified foreign corporation, dividends we pay with respect to the ADSs would be eligible for the reduced rates of taxation described in this paragraph. We do not expect to be treated as a PFIC for our current taxable year. However, our PFIC status for any taxable year is an annual determination that can be made only after the end of that year and will depend on the composition of our income and assets and the value of our assets from time to time. No assurance can be given that the IRS will not disagree and seek to treat us as a PFIC. If we are a PFIC with respect to a particular U.S. Holder, dividends received from us would be taxed at regular ordinary income tax rates and certain other rules will apply. See “Passive Foreign Investment Company (PFIC),” below. Holders of Company ADSs should consult their own tax advisors regarding the availability of a reduced dividend tax rate in light of their own particular circumstances.

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

The summary only discusses Belgian tax aspects which are relevant to U.S. holders of ADSs (“Holders”). This summary does not address Belgian tax aspects which are relevant to persons who are residents in Belgium or engaged in a trade or business in Belgium through a permanent establishment or a fixed base in Belgium. This summary does not purport to be a description of all of the tax consequences of the ownership of ADSs and does not take into account the specific circumstances of any particular investor, some of which may be subject to special rules, or the tax laws of any country other than Belgium. This summary does not describe the tax treatment of investors that are subject to special rules, such as banks, insurance companies, collective investment undertakings, dealers in securities or currencies, persons that hold, or will hold, ADSs in a position in a straddle, share-repurchase transaction, conversion transactions, synthetic security or other integrated financial transactions. Investors should consult their own advisers regarding the tax consequences of an investment in ADSs in the light of their particular circumstances, including the effect of any state, local or other national laws, treaties and regulatory interpretation thereof.

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

Dividend Withholding Tax

As a general rule, under current Belgian law, a withholding tax of 30% is levied on the gross amount of dividends paid on or attributed to the ordinary shares represented by the ADSs, subject to such relief as may be available under applicable domestic or tax treaty provisions. Dividends subject to the dividend withholding tax include all benefits attributed to the ordinary shares represented by the ADSs, irrespective of their form. A reimbursement of fiscal capital made in accordance with the Belgian Companies and Associations Code is partly considered to be a distribution of the existing taxed reserves (irrespective whether incorporated into the capital or not) and/or the tax-free reserves incorporated into the capital. The proportion is determined on the basis of the ratio between certain taxed reserves and tax-free reserves incorporated into the capital on the one hand and, on the other hand, the aggregate of such reserves and the fiscal capital. In principle, fiscal capital includes paid-up statutory share capital, and subject to certain conditions, the paid-up issue premiums and the cash amounts subscribed to at the time of the issue of profit sharing certificates.

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

Under the normal procedure, we or our paying agent must withhold the full Belgian withholding tax (without taking into account the Treaty rate). Qualifying Holders may make a claim for reimbursement for amounts withheld in excess of the rate defined by the Treaty. The reimbursement form (Form 276 Div-Aut.) may be obtained from the KMO Centrum Specifieke Materies, Team 6, Kruidtuinlaan 50, PO 3429, 1000 Brussels, Belgium or online on the website of the Belgian tax authorities. Qualifying Holders may also, subject to certain conditions, obtain the reduced Treaty rate at source. Qualifying Holders should deliver a duly completed Form 276 Div-Aut. no later than ten days after the date on which the dividend is paid or attributed. U.S. holders should consult their own tax advisors as to whether they qualify for reduction in withholding tax upon payment or attribution of dividends, and as to the procedural requirements for obtaining a reduced withholding tax upon the payment of dividends or for making claims for reimbursement.

Withholding tax is also not applicable, pursuant to Belgian domestic tax law, on dividends paid to certain U.S. pension funds provided that the U.S. pension fund (i) qualifies as a non-resident saver for Belgian withholding tax purposes (i.e., it has a separate legal personality and fiscal residence outside of Belgium and without a permanent establishment or fixed base in Belgium), (ii) has a corporate purpose that consists solely in managing and investing funds collected in order to pay legal or complementary pensions, (iii) has activity that is limited to the investment of funds collected in the exercise of its statutory purpose, without any profit making activity and (iv) is exempt from income taxes in the United States. Furthermore, such pension fund may not contractually be obligated to redistribute the dividends to any beneficial owner of such dividends for whom it would manage the ADSs nor obligated to pay a manufactured dividend with respect to the ADSs under a securities borrowing transaction (save in certain particular cases as described in Belgian law) and subject to certain procedural formalities. A pension fund not holding the shares — which give rise to dividends — for an uninterrupted period of 60 days in full ownership amounts to a rebuttable presumption that the arrangement or series of arrangements which are connected to the dividend distributions, are not genuine. The withholding tax exemption will in such case be rejected, unless counterproof is provided by the OFP that the arrangement or series of arrangements are genuine.

Under Belgian domestic tax law, a withholding tax exemption is available to dividends paid to a non-resident corporate shareholder (located in a Member State of the European Union or in a country with which Belgium has entered in a double tax treaty including sufficient information exchange provisions) provided that (i) at the date of payment or attribution of the dividend it holds a participation in our company representing at least 10% of our share capital, (ii) this holding is held or will be held in full ownership for an uninterrupted period of at least one year, (iii) this non-resident corporate shareholder is tax resident of the country where it is established according to the tax laws of and the bilateral tax treaties established by such country, (iv) this non-resident corporate shareholder is subject to a corporate income tax regime similar to Belgian corporate income tax regime without benefitting from a tax regime that derogates from the ordinary tax regime and (v) its legal form is (similar to one of the legal forms) listed in the annex of the E.U. directive dated July 23, 1990 (90/435/EC) as amended by the directive of December 22, 2003 (2003/123/EC). This reduced withholding tax will apply provided that certain procedural formalities are complied with.

Finally, a withholding tax exemption is available, pursuant to Belgian domestic tax law, to dividends paid to a non-resident corporate shareholder (located in the European Economic Area or in a country with which Belgium has entered in a double tax treaty including sufficient information exchange provisions) to the extent that at the date of payment or attribution of the dividend it holds a participation in our company representing less than 10% of our share capital but the acquisition value of which is at least €2.5 million and provided that certain other conditions are met, i.e., that (i) this holding is held or will be held in full ownership for an uninterrupted period of at least one year (ii) this non-resident corporate shareholder is subject to a corporate income tax regime similar to Belgian corporate income tax regime without benefitting from a tax regime that derogates from the ordinary tax regime, and (iii) its legal form is (similar to one of the legal forms) listed in the annex I, part A, of the E.U. directive dated November 30, 2011 (2011/96/EU) as amended by the directive of July 8, 2014 (2014/86/EU). This reduced withholding tax will apply only if and to the extent that the ordinary Belgian withholding tax cannot be credited or reimbursed to the non-resident corporate shareholder referred to above and subject to certain procedural formalities.

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

Private individual Holders who are not entitled to claim the benefits of the Treaty under the limitation of benefits article included in the Treaty and which are holding ADSs as a private investment will, as a rule, not be subject to tax on any capital gains arising out of a disposal of ADSs. Losses will, as a rule, not be deductible in Belgium.However, if the gain realized by such individual Holders on ADSs is deemed to be realized outside the scope of the normal management of such individual’s private estate and the capital gain is obtained or received in Belgium, the gain will in principle be taxable at 33%. The Official Commentary to the ITC 1992 stipulates that occasional transactions on a stock exchange regarding ADSs should not be considered as transactions realized outside the scope of normal management of one’s own private estate.

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

No stock exchange tax is payable by: (i) professional intermediaries described in Article 2, 9° and 10° of the Belgian Act of August 2, 2002 acting for their own account, (ii) insurance companies described in Article 2, §1 of the Belgian Act of 9 July 1975 acting for their own account, (iii) professional retirement institutions referred to in Article 2, 1° of the Belgian Act of October 27, 2006 relating to the control of professional retirement institutions acting for their own account, (iv) collective investment institutions acting for their own account, or (v) regulated real estate companies (for the stock exchange tax only).

No stock exchange tax will thus be due by Holders on the subscription, purchase or sale of ADSs, if the Holders are acting for their own account. In order to benefit from this exemption, the Holders must file with the professional intermediary in Belgium a sworn affidavit evidencing that they are non-residents for Belgian tax purposes.

Belgian Annual Tax on Securities Accounts

Pursuant to the Belgian Act of February 17, 2021 introducing a new annual tax on securities accounts due on securities accounts held through an intermediary if the average value of the taxable financial instruments held on this securities account exceeds €1 million during a reference period of 12 consecutive months. This new annual tax on securities accounts is introduced because the previous tax on securities accounts was annulled by the Belgian Constitutional Court.

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

In case of non-declaration, late, inaccurate or incomplete declaration, as well as non-payment or late payment, a penalty varying from 10% to 200% of the tax due can be imposed. Every holder of the securities account is jointly and severally liable to pay these penalties. The Act furthermore includes a general anti-abuse provision pursuant to which the following is not allowed: (i) distributing taxable financial instruments over different securities accounts to avoid the threshold of €1 million for an individual account, (ii) converting taxable financial instruments into nominative securities (the latter are out of scope of the tax); (iii) transferring a securities account to a foreign legal entity which then transfers the securities to a foreign securities account, etc. In the aforementioned circumstances, there is a refutable presumption that abuse exists. However, the Act also includes situations in which there is an irrefutable presumption of abuse (specific anti-abuse provisions). As such, the following transactions taking place as of October 30, 2020 onwards will be considered to constitute abuse: (i) splitting of a securities account into multiple securities accounts held by the same intermediary; and (ii) the conversion of taxable financial instruments held in a securities account to nominal financial instruments. However, in its judgment of October 27, 2022, the Belgian Constitutional Court annulled the specific anti-abuse provisions as well as the retroactive effect up to October 30, 2020 of the general anti-abuse provision. As a result, only the general anti-abuse provision can still be validly applied and, moreover, only as of February 26, 2021.

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

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

If we are required to provide an annual report to security holders in response to the requirements of Form 6-K, we will submit the annual report to security holders in electronic format in accordance with the EDGAR Filer Manual.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Credit Risk

Credit risk arises from cash and cash equivalents, short-term bank deposits, as well as credit exposure to collaboration partners. Credit risk refers to the risks that counterparty will default on its contractual obligations resulting in financial loss to the Group.

At the end of 2022, the Company operated with more than 1,000 different customers, systematically reducing credit risk compared to prior periods.

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

Customers’ compliance with agreed credit terms is regularly and closely monitored. Trade accounts receivable amounted to $9.4 million as of December 31, 2022, and no allowance for expected credit loss was recorded. The Company applies the simplified approach to providing for expected credit losses (“ECL”) prescribed by IFRS 9, which requires the use of the lifetime expected loss provision for all trade receivables. No ECL has been recorded for other financial assets carried at amortized cost as there is no related credit risk.

The credit risk on cash and cash equivalents of $15.5 million is limited given that the counterparties are banks with high credit scores attributed by international rating agencies.

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

For additional information on our ADSs, please refer to Exhibit 2.3 “Description of Securities registered under Section 12 of the Exchange Act” of this annual report.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We are responsible for maintaining disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Disclosure controls and procedures are controls and other procedures designed to ensure that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms. Our management, with the participation of our Chief Executive Officer (principal executive officer) and our Chief Financial Officer (principal financial officer), has evaluated the effectiveness of our disclosure controls and procedures, as of the end of the period covered by this annual report on Form 20-F. Based on the foregoing, our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer) concluded that, as of December 31, 2022, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting (as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act). Our management, with the participation of the Chief Executive Officer and the Chief Financial Officer, conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2022 based on the criteria set forth in “Internal Control — Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that, as of December 31, 2022, our internal control over financial reporting was effective.

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies, and because MDxHealth is an emerging growth company under the JOBS Act.

Changes in Control over Financial Reporting

There has been no change in our internal control over financial reporting during the year ended December 31, 2022 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

In January 2023, in connection with the preparation of our financial statements for the nine months ended September 30, 2022, (the “Interim Financial Statements”), we identified a material weakness in our internal control over financial reporting at September 30, 2022 related to ineffective design and operation of our interim financial close and reporting controls. More specifically, internal control over financial reporting procedures used in connection with the preparation of the financial information that we reported in a press release issued on October 27, 2022 failed to identify a number of cut-off errors. These cut-off errors have been corrected in the Interim Financial Statements and do not relate to our year-end close and reporting controls. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis. Although we were able to remediate these issues, including engaging an outside IFRS consulting firm to assist with our interim closing process, these efforts may not be sufficient to avoid similar material weaknesses in the future.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

BDO Réviseurs d’Entreprises SRL, has served as our independent registered public accounting firm for 2022 and 2021. Our accountants billed the following fees to us for professional services in each of those fiscal years:

	Year ended December 31,
	2021	2022
Audit fees for statutory and consolidated financials	$182,125	$238,500
Other audit fees	$183,652	$191,455
Audit-related and other fees	$16,569	$41,811
Tax Fees	$—	$—
Total	$382,346	$471,766

“Audit Fees” are the aggregate fees billed for the audit of our annual financial statements.

“Other Audit Fees” are mainly the aggregate fees billed in the relation with the Company’s initial public offering (in 2021) and follow on public offering and capital raise process (in 2022).

“Audit-Related Fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under Audit Fees. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC, as well as the aggregate fees billed for statutory audit services as requested by the Belgian Company Code.

“Tax Fees” are the aggregate fees billed for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning related services.

Audit and Non-Audit Services Pre-Approval Policy

The Audit Committee’s policy is to pre-approve all audit and permissible non-audit services to be performed by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. All such services provided in fiscal 2022 were pre-approved by the Audit Committee. The Audit Committee has delegated pre-approval authority to its chairman when necessary due to timing considerations. Any services pre-approved by such chairman must be reported to the full Audit Committee at its next scheduled meeting.

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

We intend to continue to follow Belgian corporate governance practices in lieu of the corporate governance requirements of the Nasdaq Stock Market in respect of the following:

●	Quorum at Shareholder Meetings. Nasdaq Stock Market Listing Rule 5620(c) requires that for any meeting of shareholders, the quorum must be no less than 33.33% of the outstanding shares of common voting stock. There is no general quorum requirement under Belgian law for ordinary meetings of shareholders, except in relation to decisions regarding certain matters. See Item 10B. “Memorandum and Articles of Association” and information set forth in the final prospectus dated November 3, 2021 as part of our Registration Statement on Form F-1 (File No. 333-260213), declared effective by the SEC on November 3, 2021, under the headings “Description of Share Capital and Articles of Association — Articles of Association and Other Share Information — Description of the Rights and Benefits Attached to Our Shares — Quorum and majorities.”

●	Nomination and Remuneration Committee. Nasdaq Stock Market Listing Rule 5605(d)(2) requires that compensation of officers must be determined by, or recommended to, the Board of Directors for determination, either by a majority of the independent directors, or a compensation committee comprised solely of independent directors. Nasdaq Stock Market Listing Rule 5605(e) requires that director nominees be selected, or recommended for selection, either by a majority of the independent directors or a nominations committee comprised solely of independent directors. Under Belgian law, we are not subject to any such requirements. In particular, we are not required by Belgian law to set up any compensation or nominations committees within our Board of Directors, and are therefore not subject to any Belgian legal requirements as to the composition of such committees. However, our Articles of Association provide that our Board of Directors may form committees from among its members. Accordingly, our Board of Directors has set up and appointed a Nomination and Remuneration Committee. Pursuant to article 7:100 of the Belgian Companies and Associations Code, only a majority of the members of the remuneration committee should in principle meet the independence criteria referred to in article 7:87 of the Belgian Companies and Associations Code and set out in provision 3.5 of the Belgian Corporate Governance Code. Pursuant to provision 4.19 of the Belgian Corporate Governance Code, only a majority of the members of the remuneration committee must qualify as independent.

●	Charters. Nasdaq Stock Market Listing Rules 5605(c)(1), (d)(1) and (e)(2) require that each committee of the Board of Directors must have a formal written charter. Pursuant to the Belgian Corporate Governance Code, our Board of Directors has drawn up a corporate governance charter including, amongst others, the internal rules of our committees.

●	Independent Director Majority. Nasdaq Stock Market Listing Rules 5605(b)(1) and (2) require that a majority of the Board of Directors must be comprised of independent directors and that independent directors must have regularly scheduled meetings at which only independent directors are present. We are not required under Belgian law to have a majority of independent directors on our Board of Directors. However, our Articles of Association provide that our Board of Directors must be comprised of at least three directors, of which, pursuant to our corporate governance charter and provision 3.4 of the Belgian Corporate Governance Code, at least three directors must be independent directors under Belgian law. Furthermore, in line with the provisions of the Belgian Companies and Associations Code and the Belgian Corporate Governance Code, the Nomination and Remuneration Committee should consist of a majority of independent directors, and the Audit Committee should have at least one independent director among its members

●	Meetings of Independent Directors. Nasdaq Stock Market Listing Rule 5605(b)(2) requires that independent directors must have regularly scheduled meetings at which only independent directors are present. We do not intend to require our independent directors to meet separately from the full Board of Directors on a regular basis or at all, although the Board of Directors is supportive of its independent members voluntarily arranging to meet separately from the other members of our Board of Directors when and if they wish to do so.

●	Stockholder Approval of Certain Share Issuances. Nasdaq Stock Market Listing Rule 5635(a) requires shareholder approval prior to the issuance of securities in connection with the acquisition of the stock or assets of another company if (1)(A) the common stock has or will have upon issuance voting power equal to or in excess of 20% of the voting power outstanding before the issuance of stock or securities convertible into or exercisable for common stock or (B) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities; or (2) any director, officer or Substantial Shareholder (as defined in the Nasdaq rules) has a 5% or greater interest (or all such parties have a 10% or greater interest in the aggregate) in the Company or assets to be acquired or in the consideration to be paid in the transaction or series of transactions and the transaction or series of transactions results in an increase in the outstanding common shares or voting power of 5% or more. However, as permitted by Belgian law, we do not need prior stockholder approval to issue shares of authorized stock.

●	Stockholder Approval of Equity Compensation Arrangements. Nasdaq Stock Market Listing Rule 5635(c) requires shareholder approval when a plan or other equity compensation arrangement is established or materially amended. Under Belgian law the establishment or amendment of equity compensation arrangements does not require a prior approval by the general shareholders’ meeting. However, pursuant to Belgian law our shareholders must decide any issuance of new equity, as a general matter. As mentioned in the final prospectus dated November 3, 2021 as part of our Registration Statement on Form F-1 (File No. 333-260213), declared effective by the SEC on November 3, 2021, under the headings “Description of Share Capital and Articles of Association — Articles of Association and Other Share Information — Capital increases decided by the board of directors,” the shareholders may also authorize the Board of Directors, within certain limits, to issue new equity (including equity compensation arrangements) in the framework of the so-called authorized capital. By virtue of a resolution of our extraordinary general shareholders’ meeting of May 27, 2021, our Board of Directors was authorized to issue equity (including equity compensation arrangements) in the framework of the authorized capital. Furthermore, the compensation of director mandates is subject to an approval by the general shareholders’ meeting. See also Item 6B. “Management — Compensation of Our Directors and Executive Management.” In the future, we intend to keep following Belgian home country rules and practice.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

See pages F-1 through F-45 of this annual report.

ITEM 19. EXHIBITS

Exhibit Index

The following exhibits are filed as part of this annual report:

Exhibit No.	Description of Exhibit	Form	File No.	Filing Date	Filed Herewith
1.1	Articles of Association of MDxHealth SA (English Translation)	6-K	005-93034	March 8, 2023
1.2	Corporate Governance Charter of MDxHealth SA (English Translation)	F-1	333-260213	October 13, 2021
2.1	Form of Deposit Agreement	F-1/A	333-260213	October 28, 2021
2.2	Form of American Depositary Receipt	F-1/A	333-260213	October 28, 2021
2.3	Description of Securities registered under Section 12 of the Exchange Act				X
4.1	March 2012 Stock Option Plan (English Translation)*	F-1	333-260213	October 13, 2021
4.2	May 2012 Stock Option Plan (English Translation)*	F-1	333-260213	October 13, 2021
4.3	May 2014 Stock Option Plan (English Translation)*	F-1	333-260213	October 13, 2021
4.4	May 2017 Stock Option Plan (English Translation)*	F-1	333-260213	October 13, 2021
4.5	2019 Stock Option Plan (English Translation)*	F-1	333-260213	October 13, 2021
4.6	2021 Share Option Plan (English Translation)*	F-1	333-260213	October 13, 2021
4.7	2022 Share Option Plan (English Translation)*	6-K	005-93034	April 28, 2022
4.8	Form of Indemnification Agreement between MDxHealth and each of its officers and directors	F-1	333-260213	October 13, 2021
4.9	Employment Agreement between MDxHealth and Joseph Sollee dated April 14, 2008 and amended January 27, 2014*	F-1	333-260213	October 13, 2021
4.10	Executive Employment Agreement between MDxHealth and Michael K. McGarrity dated February 18, 2019*	F-1	333-260213	October 13, 2021
4.11	Executive Employment Agreement between MDxHealth and John Bellano dated May 21, 2019*	F-1	333-260213	October 13, 2021
4.12	Executive Employment Agreement between MDxHealth and Ron Kalfus dated July 18, 2019*	F-1	333-260213	October 13, 2021
4.13	Amended and Restated License Agreement between The Johns Hopkins University and MDxHealth dated September 1, 2004#	F-1	333-260213	October 13, 2021
4.14	Amendment No. 1 to Restated License Agreement between The Johns Hopkins University and MDxHealth dated April 15, 2005#	F-1	333-260213	October 13, 2021
4.15	Loan and Security Agreement between Innovatus Life Sciences Lending Fund I, LP dated August 2, 2022#				X
4.16	Asset Purchase Agreement between Genomic Health, Inc. and MDxHealth dated August 2, 2022#				X
4.17	Amendment to Asset Purchase Agreement between Genomic Health, Inc. and MDxHealth dated January 1, 2023#				X
4.18	U.S. Small Business Administration Paycheck Protection Program Note, issued by the Company to Customers Bank	F-1/A	333-260213	October 28, 2021

4.19	Lease Agreement between Alton Corporate Plaza LLC and MDxHealth dated December 17, 2019	F-1	333-260213	October 13, 2021
4.20	First Amendment to Lease Agreement between Alton Corporate Plaza LLC and MDxHealth dated April 23, 2020	F-1	333-260213	October 13, 2021
4.21	Second Amendment to Lease Agreement between Alton Corporate Plaza LLC and MDxHealth dated March 23, 2021	F-1	333-260213	October 13, 2021
4.22	Subscription Agreement between MDxHealth and MVM V LP and MVM GP (No. 5) LP dated April 24, 2020	F-1	333-260213	October 13, 2021
8.1	List of subsidiaries of the registrant	20-F	005-93034	April 25, 2022
12.1	Certificate of Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				X
12.2	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				X
13.1	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				X
13.2	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				X
15.1	Consent of BDO Réviseurs d’Entreprises SRL, Independent Registered Public Accounting Firm				X
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Inline XBRL for the cover page of this Annual Report on Form 20-F (embedded within the Inline XBRL document)

*	Indicates management compensatory plan, contract or arrangement.

#	Certain confidential portions of this Exhibit were omitted by means of marking such portions with brackets (“[***]”) because the identified confidential portions (i) are not material and (ii) would be competitively harmful if publicly disclosed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MDXHEALTH SA

/s/ Michael McGarrity
By:	Michael McGarrity
Title:	Chief Executive Officer

Date: April 25, 2023

MDxHealth SA

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

MDxHealth SA

Herstal, Belgium

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of MDxHealth SA (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

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

/s/ BDO Réviseurs d’Entreprises SRL

We have served as the Company’s auditor since 2003.

Zaventem, Belgium

April 25, 2023

PCAOB ID #1432

Consolidated statement of profit or loss

Thousands of $ (except per share amounts) For the years ended December 31	Notes	2022	2021	2020
Services	4	36,965	21,937	18,064
Licenses	4	25	250	250
Royalties and other revenues	4	64	52	146
Revenues		37,054	22,239	18,460
Cost of goods & services sold	4	(17,835)	(11,675)	(10,416)
Gross profit		19,219	10,564	8,044
Research and development expenses	5	(7,557)	(6,673)	(4,543)
Selling and marketing expenses	5	(26,582)	(17,744)	(16,752)
General and administrative expenses	5	(23,539)	(14,149)	(13,990)
Other operating income, net	7	559	1,161	118
Operating loss		(37,900)	(26,841)	(27,123)
Financial expenses, net	8	(6,144)	(2,161)	(1,539)
Loss before income tax		(44,044)	(29,002)	(28,662)
Income tax	9	0	0	0
Loss for the year		(44,044)	(29,002)	(28,662)

Loss per share attributable to parent
Basic and diluted, $	20	(0.28)	(0.24)	(0.34)

Consolidated statement of comprehensive income

Thousands of $ For the years ended December 31	Notes	2022	2021	2020
Loss for the year		(44,044)	(29,002)	(28,662)

Other comprehensive income (loss)
Items that will be reclassified to profit or loss:
Exchange differences arising from translation of foreign operations		593	264	(383)
Total other comprehensive income (loss)		593	264	(383)
Total comprehensive loss for the year (net of tax)		(43,451)	(28,738)	(29,045)

Consolidated statement of financial position

Thousands of $ For the years ended December 31	Notes	2022	2021
ASSETS
Non-current assets
Goodwill	3/10	35,926	0
Intangible assets	11	46,166	3,448
Property, plant and equipment	12	3,791	1,671
Right-of-use assets	12	4,103	3,347
Total non-current assets		89,986	8,466

Current assets
Inventories	13	2,327	1,911
Trade receivables	14/19	9,357	4,582
Prepaid expenses and other current assets	14	1,962	1,615
Cash and cash equivalents	15/19	15,503	58,498
Total current assets		29,149	66,606
TOTAL ASSETS		119,135	75,072

EQUITY
Share capital	22	133,454	128,454
Issuance premium	22	153,177	153,177
Accumulated deficit		(288,346)	(244,302)
Share-based compensation	24	11,474	10,607
Translation reserve		(444)	(1,037)
Total equity		9,315	46,899

LIABILITIES
Non-current liabilities
Loans and borrowings	16/19	34,914	7,651
Lease liabilities	16	3,091	2,624
Other non-current financial liabilities	16/19	53,537	1,466
Total non-current liabilities		91,542	11,741

Current liabilities
Loans and borrowings	16/19	616	4,441
Lease liabilities	16	1,172	840
Trade payables	18/19	10,178	7,455
Other current liabilities	18	3,985	2,735
Other current financial liabilities	16/19	2,327	961
Total current liabilities		18,278	16,432
Total liabilities		109,820	28,173
TOTAL EQUITY AND LIABILITIES		119,135	75,072

Consolidated statement of changes in equity

	Attributable to owners of mdxhealth sa
Thousands of $ (except number of shares)	Number of shares	Share capital & issuance premium	Accumulated Deficit	Share-based compensation	Translation reserve	Total equity
Notes		22		24
Balance at January 1, 2020	70,528,525	199,190	(186,638)	8,090	(918)	19,724
Loss for the year			(28,662)			(28,662)
Other comprehensive income					(383)	(383)
Total comprehensive income for the year			(28,662)		(383)	(29,045)

Transactions with owners in their capacity as owners:
Issuance of shares	20,162,924	14,186				14,186
Deduction of transaction costs		(311)				(311)
Share-based compensation costs				1,295		1,295
Balance at December 31, 2020	90,691,449	213,065	(215,300)	9,385	(1,301)	5,849

Balance at January 1, 2021	90,691,449	213,065	(215,300)	9,385	(1,301)	5,849
Loss for the year			(29,002)			(29,002)
Other comprehensive income					264	264
Total comprehensive income for the year			(29,002)		264	(28,738)

Transactions with owners in their capacity as owners:
Issuance of shares	65,277,777	75,339				75,339
Deduction of transaction costs		(6,773)				(6,773)
Share-based compensation costs				1,222		1,222
Balance at December 31, 2021	155,969,226	281,631	(244,302)	10,607	(1,037)	46,899

Balance at January 1, 2022	155,969,226	281,631	(244,302)	10,607	(1,037)	46,899
Loss for the year			(44,044)			(44,044)
Other comprehensive income					593	593
Total comprehensive income for the year			(44,044)		593	(43,451)

Transactions with owners in their capacity as owners:
Issuance of shares as part of GPS acquisition	6,911,710	5,000				5,000
Share-based compensation costs				867		867
Balance at December 31, 2022	162,880,936	286,631	(288,346)	11,474	(444)	9,315

Consolidated statement of cash flow

Thousands of $ For the years ended December 31	Notes	2022	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES
Operating loss		(37,900)	(26,841)	(27,123)
Depreciation and amortization	11/12	4,909	3,036	3,332
Impairment	11	44	0	273
Share-based compensation	24	867	1,222	1,295
Other non-cash transactions		(473)	(325)	26
Cash used in operations before working capital changes		(32,553)	(22,908)	(22,197)

Increase (-) / Decrease (+) in inventories	13	(416)	413	(1,132)
Increase (-) in receivables	14	(5,122)	(1,383)	2,851
Increase (+) in payables	18/19	3,973	1,330	234
Net cash outflow from operating activities		(34,118)	(22,548)	(20,244)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	12	(2,789)	(896)	(537)
Acquisition and generation of intangible assets	11	(1,374)	0	0
Acquisition of Genomic Prostate Score Business	11	(25,000)	0	0
Net cash outflow from investing activities		(29,163)	(896)	(537)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of shares (net of transaction costs)	22	0	68,566	13,875
Proceeds from loan obligation	16	34,291	0	2,316
Repayment of loan obligation and debt extinguishment costs		(10,805)	0	0
Payment of lease liability	16	(1,358)	(1,057)	(831)
Payment of interest		(1,412)	(1,011)	(1,070)
Interests received	8	125	11	0
Net cash inflow from financing activities		20,841	66,509	14,290

Net Decrease (-) / increase (+) in cash and cash equivalents		(42,440)	43,065	(6,491)

Cash and cash equivalents at beginning of the financial year		58,498	15,953	22,050
Effect on exchange rate changes		(555)	(520)	394
Cash and cash equivalents at end of the financial year	14/18	15,503	58,498	15,953

NOTE 1: Status and principal activity

When used in this report, all references to “MDxHealth”, the “company”, “we”, “our” and “us” refer to MDxHealth, SA and its subsidiaries. MDxHealth is a limited liability company domiciled in Belgium, with offices and labs in Belgium, the United States and The Netherlands.

MDxHealth is a commercial-stage precision diagnostics company committed to providing non-invasive, clinically actionable and cost-effective urologic solutions to improve patient care. The Company’s novel prostate cancer genomic testing solutions combine advanced clinical modeling with genomic data to provide each patient with a personalized cancer risk profile, which provides more accurate and actionable information than standard risk factors (e.g., PSA, DRE, age) used by clinicians.

The Company’s Select mdx and Confirm mdx solutions address men at risk for developing prostate cancer, providing physicians with a clear clinical pathway to accurately identify clinically significant prostate cancer while minimizing the use of invasive procedures that are prone to complications. The Company’s Genomic Prostate Score (GPS) solution addresses men newly diagnosed with early-stage prostate cancer, providing physicians with a clear clinical pathway to make the most informed treatment decision for their individual disease, including active surveillance. The Company’s collective decades of experience in precision diagnostics and its portfolio of novel biomarkers for diagnostic, prognostic and predictive molecular assays supports its active pipeline of new testing solutions for prostate and other urologic diseases.

MDxHealth offers its laboratory solutions from its state-of-the-art, 13,448 square feet, College of American Pathologists (CAP)-accredited and Clinical Laboratory Improvement Amendments of 1988 (“CLIA”) certified, molecular laboratory facility located at its U.S. headquarters in Irvine, California as well as a CLIA-certified lab in Plano, Texas. MDxHealth also operates a molecular laboratory facility, MDxHealth B.V., located in Nijmegen, the Netherlands. This site is ISO 13485:2016 certified and operates a management quality system with the following scope: The design and development, manufacture, service laboratory activities and client services of in vitro diagnostic test kits, in vitro diagnostic reagents used for molecular diagnostic detection of oncological diseases.

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

NOTE 2: Summary of Significant Accounting Policies

2.1. Basis of preparation and statement of compliance

MDxHealth’s consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) and interpretations issued by the IFRS Interpretation Committee (IFRS-IC) applicable to companies reported under IFRS. The financial statements comply with IFRS as issued by the International Accounting Standards Board (IASB), collectively “IFRS”. Additionally, the financial statements are also prepared in accordance with IFRS as endorsed by the European Union (“EU-IFRS”).

The principal accounting policies applied in the preparation of the consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. The functional and presentation currency is the U.S. Dollar and all amounts are presented in thousands of U.S. Dollars ($), rounded to the nearest thousand, unless otherwise indicated.

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

2.3. Going Concern

The Company has experienced net losses and significant cash used in operating activities since its inception in 2003, and as of December 31, 2022, had an accumulated deficit of $288.3 million, a net loss of $44.0 million, and net cash used in operating activities of $34.1 million. Management expects the Company to continue to incur net losses and have significant cash outflows for at least the next twelve months. While these conditions, among others, could raise doubt about its ability to continue as a going concern, these consolidated financial statements have been prepared assuming that the Company will continue as a going concern. This basis of accounting contemplates the recovery of its assets and the satisfaction of liabilities in the normal course of business. A successful transition to attaining profitable operations is dependent upon achieving a level of positive cash flows adequate to support the Company’s cost structure.

As of December 31, 2022, the Company had cash and cash equivalents of $15.5 million. In February 2023, the Company raised $40 million in gross proceeds by means of a public offering of 10,000,000 American Depository Shares (ADSs) being the equivalent of 100,000,000 new shares (approximately 38% of the Company’s outstanding shares) at an issue price of $4.00 per ADS (or approximately €0.37 per share) through a public offering. In March 2023, the Company received additional gross proceeds of $3.0 million from the underwriters’ exercise of their overallotment option (for further details of this transaction, refer to Note 27 Subsequent Events). Taking into account the above financial situation and on the basis of the most recent business plan, the Company believes that it has sufficient cash to be able to continue its operations for at least the next twelve months from the date of issuance of these financial statements, and accordingly has prepared the consolidated financial statements assuming that it will continue as a going concern. This assessment is based on forecasts and projections within management’s most recent business plan as well as the Company’s expected ability to realize cost reductions should these forecasts and projections not be met.

COVID-19 and Macroeconomic Factors

The Company does not believe that COVID-19 or the Ukraine war has an impact on the Company’s ability to continue as a going concern. The Company does not have business relationships with Russia or Ukraine. There is no direct or indirect impact of the conflict on the day-to-day business of the Company. The Company is not materially impacted by inflation, supply disruption or cyber-attacks due to the current geopolitical conflict.

With regards to climate-related matters, the Company is not impacted in a material way by extreme weather conditions.

2.4. Use of estimates and judgments

Management makes certain critical accounting estimates and management judgments when applying the Company’s accounting policies, which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Estimates and judgments are continuously evaluated based on historical experience and other factors, including expectations of future events, which are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.

The areas where assumptions and estimation uncertainties in the financial statements have potentially the most significant effect in 2022, are listed below:

Business combination (see Note 3)

On August 2, 2022, the Company announced it has entered into an agreement with Genomic Health, Inc., a subsidiary of Exact Sciences Corporation (“Exact Sciences”), to acquire the Genomic Prostate Score® (GPS) test (formerly Oncotype DX GPS) from Exact Sciences. The company accounted for this acquisition under the acquisition method of accounting and treated it as a business combination in accordance with IFRS. The purchase price was allocated based on the estimated fair value of net assets acquired and liabilities assumed at the date of the acquisition. Following the closing, an additional aggregate earn-out amount of up to $70 million is to be paid by MDxHealth to Exact Sciences upon achievement of certain revenue milestones related to fiscal years 2023 through 2025. The fair value of this contingent consideration at the acquisition date of August 2, 2022, was assessed at $50.5 million, based on a probability-weighted estimate of the net present value expected to become payable, as further detailed in Note 3. Subsequent fair value adjustments to this contingent consideration classified as financial liability are recognized through the statement of profit or loss.

Revenue recognition (see Note 4):

As further described in Note 2.7 (paragraph “Determining the Transaction Price”), the Company analyzes historical collection data on a quarterly basis and makes adjustments to its estimates. In accordance with IFRS 15, revenue is recognized where such a variable consideration is included in the transaction price only to the extent that it is highly probable that the amount of revenue recognized will not be subject to significant future reversals as a result of subsequent re-estimation.

Deferred income tax (see Note 9)

Management estimates unused tax credits and tax losses to the extent that it is probable that taxable profit will be available against which the tax credits and tax losses can be utilized. On December 31, 2022, the Company had a consolidated net tax loss carried forward amounting to $285.3 million (2021: $258.5 million), implying a potential deferred tax asset of $71.3 million (2021: $64.6 million). No deferred tax assets have been recognized as of December 31, 2022.

Impairment Testing (see Note 3, 10 and 11)

The Company has recorded Goodwill of $35.9 million as part of the GPS business combination (explained above), which is subject to annual impairment testing. The Company has performed an impairment test as of December 31, 2022, at the level of the entire company which is in line with the level at which management monitors its profitability. All the Company’s cash-generating units (CGUs) are expected to benefit from the synergies of the business combination.

The impairment testing is based on a discounted cash flow (DCF) model, with cash flows for the next five years derived from the internal budgets and a residual value that assumes a perpetual growth rate of 2%. The value in use is sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes.

Key underlying estimates are considered to be estimated cashflows and the weighted-average cost of capital (WACC) and are further described in Note 10.

Share-Based Payments (see Note 24)

Management estimates the fair value of the equity-settled share-based payment transactions by using the Black-Scholes option valuation model:

●	The dividend return is estimated by reference to the historical dividend payment of the Company; currently, this is estimated to be zero as no dividends have been paid since inception

●	The expected volatility was determined using the average volatility of the stock over the last two years at the date of grant

●	Risk-free interest rate is based on the interest rate applicable for the 10-year Belgian government bond at the grant date

Going Concern (note 2.3)

Management needs to make significant judgements whether the Company will have sufficient liquidity to continue operations during the next twelve months. Refer to Note 2.3 for management assessment.

Financial liabilities (note 16)

Other financial liabilities are accounted for at fair value through the statement of profit or loss and include the following:

●	The fair value of the contingent consideration payable to Exact Sciences (for the GPS acquisition) and to NovioGendix, which are presented in the yearend statement of financial position under “other non-current financial liabilities” and “other current financial liabilities” are based on an estimated outcome of the conditional purchase price/contingent payments arising from contractual obligations (level 3 input). These are initially recognized as part of the purchase price and then subsequently measured for fair valued. Any changes to fair value are recorded through “other operating income” in the statement of profit or loss.

o	The fair value of the contingent consideration payable with regard to the GPS acquisition is based on a probability-weighted average estimate based on multiple scenarios varying in timing and amount of earn-out payment. This probability-weighted estimate is then discounted to its net present value taking into account the expected time when the earn-out would become payable in 2024, 2025 and 2026. This contingent consideration was initially recorded along with the purchase price allocation of this business combination as detailed in Note 3. Fair value at December 31, 2022, was estimated at $52.9 million resulting in a fair value adjustment expense of $2.4 million. The Company used a discount rate of 14.95%.

o	For NovioGendix, fair value adjustments gain for the year ended December 31, 2022, totaled $632,000 and the Company used a discount rate of 12.16%.

●	The fair value of the derivative financial liabilities related to the initial Kreos drawdown fee of €630,000 is based upon the evolution of the share price of MDxHealth as well as the estimated probabilities that either payment at 150%, or conversion into shares, will be requested by Kreos. Whereas share price of MDxHealth can be considered as a level 1 input, the other variable, being the probability assessment of possible scenarios should be considered as level 3 input. The fair value of the liability for the year ended December 31, 2022, is estimated at $891,000.

The fair value of the derivative financial liabilities related to the Innovatus derivative call option (as detailed in Note 16) was performed using a binomial pricing model which takes into account several factors including the expected evolution in price of an ADS and are considered as level 3 input. The fair value of the liability for the year ended December 31, 2022, is estimated at $0.9 million.

2.5. New Standards, Interpretations and Amendments

2.5.1. New Standards, Interpretations and Amendments adopted by the Company

The accounting policies have been consistently applied by the Company and are consistent with those used in previous years.

In the current financial year, the following amendments to standards went into effect for the financial year beginning January 1, 2022, and have been endorsed by the European Union.

●	Amendments to IFRS 3 Business Combinations; IAS 16 Property, Plant and Equipment; IAS 37 Provisions, Contingent Liabilities and Contingent Assets as well as Annual Improvements (effective 1 January 2022). The package of amendments includes narrow-scope amendments to three Standards as well as the Board’s Annual Improvements, which are changes that clarify the wording or correct minor consequences, oversights or conflicts between requirements in the Standards.

o	Amendments to IFRS 3 Business Combinations update a reference in IFRS 3 to the Conceptual Framework for Financial Reporting without changing the accounting requirements for business combinations.

o	Amendments to IAS 16 Property, Plant and Equipment prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognize such sales proceeds and related cost in profit or loss.

o	Amendments to IAS 37 Provisions, Contingent Liabilities and Contingent Assets specify which costs a company includes when assessing whether a contract will be loss-making.

o	Annual Improvements 2018-2020 make minor amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards, IFRS 9 Financial Instruments, IAS 41 Agriculture and the Illustrative Examples accompanying IFRS 16 Leases.

This adoption has not had any material impact on the disclosures or on the amounts reported in these financial statements.

2.5.2. Standards and Interpretations issued but not yet effective in the current period

Certain new accounting standards and amendments to standards have been published, but were not mandatory for December 31, 2022 reporting period.

The following new standard and amendments have been issued and endorsed by the European Union, but are not mandatory for the financial year beginning January 1, 2022:

●	Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting policies (effective January 1, 2023). The amendments aim to improve accounting policy disclosures and to help users of the financial statements to distinguish between changes in accounting estimates and changes in accounting policies. The IAS 1 amendment requires companies to disclose their material accounting policy information rather than their significant accounting policies. Further, the amendment to IAS 1 clarifies that immaterial accounting policy information need not be disclosed. To support this amendment, the Board also amended IFRS Practice Statement 2, ‘Making Materiality Judgements’, to provide guidance on how to apply the concept of materiality to accounting policy disclosures. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. Earlier application is permitted (subject to any local endorsement process).

●	Amendments to IAS 8 Accounting policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates (effective January 1, 2023). The amendment to IAS 8, ‘Accounting Policies, Changes in Accounting Estimates and Errors’, clarifies how companies should distinguish changes in accounting policies from changes in accounting estimates. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. Earlier application is permitted (subject to any local endorsement process).

●	Amendments to IAS 12 Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction (effective January 1, 2023). The amendments clarify how companies account for deferred tax on transactions such as leases and decommissioning obligations. The main change in the amendments is an exemption from the initial recognition exemption of IAS 12.15(b) and IAS 12.24. Accordingly, the initial recognition exemption does not apply to transactions in which equal amounts of deductible and taxable temporary differences arise on initial recognition. The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and early adoption is permitted.

No amendments to standards that are issued but not yet effective are considered to materially affect the Company’s accounting policies or any of the disclosures when applied for the first time.

The following amendments have been issued, but are not mandatory for the financial year beginning January 1, 2022, and have not been endorsed by the European Union:

●	Amendments to IAS 1 ‘Presentation of Financial Statements: Classification of Liabilities as current or non-current’ (effective January 1, 2024), affect only the presentation of liabilities in the statement of financial position — not the amount or timing of recognition of any asset, liability income or expenses, or the information that entities disclose about those items. The amendments:

o	clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period and align the wording in all affected paragraphs to refer to the “right” to defer settlement by at least twelve months and make explicit that only rights in place “at the end of the reporting period” should affect the classification of a liability;

o	clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services; and

o	clarify how conditions with which an entity must comply within 12 months after the reporting period, such as covenants, affect the corresponding liability’s classification.

●

Amendments to IFRS 16 Leases: Lease Liability in a Sale and Leaseback (effective January 1, 2024). The amendments explain how an entity accounts for a sale and leaseback after the date of the transaction, specifically where some or all the lease payments are variable lease payments that do not depend on an index or rate. They state that, in subsequently measuring the lease liability, the seller-lessee determines ‘lease payments’ and ‘revised lease payments’ in a way that does not result in the seller-lessee recognizing any amount of the gain or loss that relates to the right of use it retains. Any gains and losses relating to the full or partial termination of a lease continue to be recognized when they occur as these relate to the right of use terminated and not the right of use retained.

The Company will make an impact analysis in view of the application of the amendment of IAS 1 on its consolidated financial statements.

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

Foreign currency transactions are translated into the functional currency using the exchange rates at the date of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year-end exchange rates are generally recognized in profit or loss.

The results and financial positions of foreign operations that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

●	Assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that balance sheet

●	Income and expenses for each statement of profit or loss and statement of comprehensive income are translated at average exchange rates

●	All resulting exchange differences are recognized in other comprehensive income

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

Determining the transaction price

A large portion of the Company’s revenues are derived from Medicare, which reimburses the Company for tests performed on its insured patients. Medicare has set a fixed price (via a Local Coverage Determination or “LCD”) for the Company’s Confirm mdx and GPS tests. Therefore, the amount of revenue recognized from Medicare for these tests is determined by reference to the LCD pricing.

For other patients insured by commercial insurance companies where there is no certainty of the amount that will be paid for services rendered, the Company uses historical collection data – on an individual payor basis – to estimate its future collection and corresponding revenues that should be recognized for each type of test.

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

Total revenue in any given year includes amounts related to tests performed in previous years that relate to:

●	revenue from transactions in previous years that did not previously meet the revenue recognition criteria;

●	differences between the revenue recognized in previous years and the actual amount received; and

●	reversals of revenue relating to balances that are outstanding for more than 9 months.

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

The Company monitors the profitability of the group as a whole given revenues are generated from clinical laboratory service testing and does accordingly not distinguish different business segments.

2.9. intangible assets

Initial measurement:

Externally acquired

Intangible assets are recognized on business combinations if they are separable from the acquired entity or give rise to other contractual/legal rights. The amounts ascribed to such intangibles are determined using appropriate valuation techniques.

Intangible assets are recognized on the business combinations of NovioGendix in 2015 (Select mdx) and GPS in 2022 and include:

●	Externally acquired intellectual property, including patents, technology and related IP; and

●	Customers

All were valued through application of the relief from royalty method, except for the customers which were valued on the basis of multi-period excess earnings method.

Externally acquired intangible assets also include patents and software licenses which are initially recognized at cost.

Internally generated intangible assets (development costs)

Development costs are capitalized when the following can be demonstrated:

●	It is technically feasible to develop the product for it to be sold;

●	Adequate resources are available to complete the development;

●	There is an intention to complete and sell the product;

●	The Company is able to sell the product;

●	Sale of the product will generate future economic benefits; and

●	Expenditures on the project can be measured reliably.

Internally generated intangible assets relate to Confirm mdx, Select mdx, Resolve mdx and GPS.

Subsequent measurement

Intangible assets are carried at their cost less any accumulated amortization and any accumulated impairment losses amortized on a straight-line basis over their estimated useful lives on the following basis:

●	Patents & software: shorter of (a) 5 years; or (b) the software license period / patent life

●	Intellectual property: 10-15 years

●	Customers: 6.5 years

●	Capitalized development costs: 5 years

Amortization over the asset’s useful life shall begin when the asset is available for use.

2.10. Property, plant and equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation and impairment. Repair and maintenance costs are charged to the income statement as incurred. Gains and losses on the disposal of property, plant and equipment are included in other income or expenses. Depreciation is charged to write off the cost or valuation of assets over their useful lives, using the straight-line method, on the following basis:

●	Equipment: 5 years

●	IT hardware and software: 3 years

●	Furniture: 5 years

●	Vehicles: 5 years

●	Leasehold improvements: in line with the non-cancellable lease period of the related lease

2.11. Right-of-use assets and liabilities

Right-of-use assets:

The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Depreciation periods range between 3 and 6 years. Right-of-use assets are subject to impairment.

Lease liabilities:

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating a lease, if the lease term reflects the Company exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs. In calculating the present value of lease payments, the Company uses the incremental borrowing rate at the lease commencement date which is in the following ranges:

●	Buildings: 10% and 11%

●	Vehicles: 2.5% and 3.75%

●	Materials: 5% and 6%

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

2.12. Impairment of assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. The Company monitors its Goodwill at consolidated Company level which is the level of the Company of cash-generating units (CGUs) benefiting from the synergies. Non-financial assets other than Goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

2.13. Inventories

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

2.14. Government Grants

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

2.15. Cash and cash equivalents

Cash and cash equivalents are carried on the consolidated statement of financial position at nominal value. For the purposes of the cash flow statements, cash and cash equivalents comprise cash on hand, deposits held on call with banks, other short-term highly liquid investments and bank overdrafts. Bank overdrafts, if any, are included in borrowings included in current liabilities.

2.16. Taxation

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

2.17. Share Capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

2.18. Financial Assets

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

For both trade receivables that do not contain a significant financing component, and trade receivables for which the collection is expected in less than one year, the Company has applied the simplified approach to providing for expected credit losses (ECL) prescribed by IFRS 9, which requires the use of the lifetime expected loss provision for all trade receivables.

Trade receivables do not carry any interest and are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment based on expected credit losses, where applicable.

Subsequent measurement

After initial recognition, trade receivables and some other current assets as listed in Note 14 are measured at amortized cost using the effective interest method, less provision for impairment based on expected credit losses.

2.19. Financial Liabilities

The financial liabilities consist mainly of loans and borrowings, lease liabilities, trade and other payables and other financial liabilities that include derivative financial liabilities and contingent consideration related to business combinations.

Measurement on initial recognition

At initial recognition, financial liabilities are measured at fair value less transaction costs unless the financial liability is carried at fair value through the statement of profit or loss, in which case the transaction costs are immediately recognized in the statement of profit or loss. The best estimate of the fair value at initial recognition is usually the transaction price, represented by the fair value of the consideration given or received in exchange for the financial instrument. Any difference between the fair value estimated by the entity and the transaction price (“day one gain or loss”) is recognized:

●	in the statement of profit or loss if the estimate is evidenced by a quoted price in an active market; and

●	deferred as an adjustment to the carrying amount of the financial instrument in all other cases.

The fair value of the contingent consideration payable at the date of acquisition is computed as the sum of the probability-weighted fair values of the purchase prices, as follows:

●	GPS: the liability recognized reflects a probability-weighted estimate at the current net present value at the date of acquisition, which is expected to become payable.

●	Noviogendix: each of the potential product development paths. The fair value of each path is in turn computed as the sum of the survival probability discounted to present values of the contingent payments in each such path, including the milestone and commercialization payments. Any other financial liability included in the consideration payable for a business combination is recorded at fair value at the date of acquisition.

The derivative financial instrument related to the Innovatus debt facility option to convert up to 15% of the outstanding aggregate principal amount into ordinary shares of the Company for a period up to August 2, 2025, is accounted for at fair value with a portion of the transaction costs allocated to the embedded derivative being expensed as incurred. The embedded derivative will be measured as an American call option using a binomial tree option pricing model with changes to fair value being recorded in the statement of profit or loss under Financial expenses, net, as described further in Note 16.

The derivative financial instrument related to the initial drawdown fee of the Kreos debt facility, which is either convertible into shares of the Company or repayable in cash at 150% at the discretion of Kreos through 2029, is computed as the sum of the probability-weighted values of the fair values associated with each of the possible outcomes further described in Note 16.

Subsequent measurement

After initial recognition, loans and borrowings, lease liabilities, trade and other payables, are measured at amortized cost using the effective interest method. Contingent considerations and derivative financial liabilities are measured at fair value are reviewed at each reporting period, with any changes in fair value recorded in the statement of profit and loss.

2.20. Retirement benefit plans and employee savings plans

Payments to defined contribution employee savings plans are charged as an expense as they fall due. The Company does not offer nor operate any material defined benefit plans for its employees. With respect to Belgian pension plans and as explained in Note 23, the Company has considered the potential impact of the employer’s legal obligation to guarantee a minimum return on the Belgian pension plans and that this was assessed not to be significant.

2.21. Share-based compensation plans for personnel, directors and business associates

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

NOTE 3: Business combination

Acquisition of Genomic Prostate Score® (GPS) test (formerly Oncotype DX GPS) from Exact Sciences

On August 2, 2022, the Company announced it has entered into an agreement with Genomic Health, Inc., a subsidiary of Exact Sciences Corporation (“Exact Sciences”), to acquire the GPS test from Exact Sciences. MDxHealth acquired GPS in order to expand its menu of tests targeted into urology and prostate cancer and in order to position the Company as one of the leaders in the urology and prostate cancer space with one of the most comprehensive menus of precision diagnostics.

Under the terms of the agreement, the Company acquired the GPS prostate cancer business of Exact Sciences for an aggregate purchase price of up to $100 million, of which an amount of $25 million was paid in cash and an amount of $5 million was settled through the delivery of 691,171 American Depositary Shares (“ADSs”) of the Company, at a price per ADS of $7.23. Following the closing, which took place on August 2, 2022, an additional aggregate earn-out amount of up to $70 million is to be paid by the Company to Exact Sciences over a three year period, commencing in 2024, in tranches equal to a portion of the annual revenues attributable to the GPS prostate cancer business for the preceding fiscal year; provided, in each instance, that such revenues exceed certain minimum revenue milestones for such fiscal year.

At the option of MDxHealth, the earn-out amounts can be settled in cash or through the issuance of additional ADSs of the Company (valued in function of a volume weighted average trading price of the Company’s shares at the end of the relevant earn-out period) to Exact Sciences, provided that the aggregate number of shares representing the ADSs held by Exact Sciences shall not exceed more than 5% of the outstanding shares of the MDxHealth.

The Acquisition was accounted for under the acquisition method of accounting and is being treated as a business combination in accordance with IFRS given that there are inputs from the intellectual property and customers acquired, a substantive process, consisting of a workforce that was hired from Exact Sciences, which allows the Company to generate outputs as from day 1 of the acquisition. The purchase price was allocated based on the estimated fair value of net assets acquired and liabilities assumed at the date of the acquisition.

The acquisition consideration was comprised of (in thousands USD):

Cash	$25,000
Stock	5,000
GPS Contingent consideration	50,483
Total acquisition consideration	$80,483

The purchase price in excess of the fair value of net assets acquired, has been considered as residual Goodwill for an amount of $35.9 million.

The fair value of the identifiable assets at the date of acquisition were:

Thousands of $ As of December 31, 2022	Carrying value at acquisition date	Fair value adjustments	Fair value at acquisition date
Intangible assets IP / Brand	-	36,550	36,550
Intangible assets Customer relationships	-	8,007	8,007
Total identified assets	-	44,557	44,557
Goodwill	-	35,926	35,926
Acquisition price	-	-	80,483

We have performed a fair value analysis of the business combination, with corresponding adjustments to the intangible assets.

The accounting for the business combination resulted in fair values at date of acquisition of $44.6 million for the IP/brand and customer relationships, based on the relief-from-royalty valuation method, with a royalty rate of 9.56% and a remaining useful life of 15 years for the IP/Brand and a useful life of 6.5 years for the customer relationships. The discount rate (post-tax WACC) used for the valuation was set at 14.95%. The goodwill recognized is primarily attributable to the trained and knowledgeable workforce and to the expected synergies that will be realized at level of operations, existing customer base, and sales & marketing.

Following the closing, an additional aggregate earn-out amount of up to $70 million is to be paid by MDxHealth to Exact Sciences upon achievement of certain revenue milestones related to fiscal years 2023 through 2025. The contingent consideration has been assessed at $52.9 million for the year ended December 31, 2022. The liability recognized reflects a probability-weighted estimate at the current net present value at the date of acquisition, which is expected to become payable, as further detailed in Note 16. Future fair value adjustments to this contingent consideration will be recognized in the statement of profit or loss.

The net deferred tax asset resulting from this purchase price allocation was not recognized given insufficient future taxable profits. The recognized goodwill is expected to be fully tax deductible upon actual payment of the contingent consideration.

The total acquisition-related costs recognized as an expense in General & administrative expenses were $3.7 million.

The GPS acquisition has contributed $9.3 million to the Company’s consolidated revenues for the period ended December 31, 2022. Per the unaudited special purpose financial statements for the GPS business filed as exhibit 99.1 to Form 6-K on December 19, 2022, the GPS business generated revenues of $18.5 million for the six-month period ended June 30, 2022. Revenue information for the month of July 2022 is not available and the Company does not segregate the net result of the GPS stand-alone business.

The Company financed the acquisition in part through a $35 million loan and security agreement with an affiliate of Innovatus Capital Partners, LLC (“Innovatus”), which replaced the Company’s existing €9 million debt facility with Kreos Capital (“Kreos”). Refer to Note 16 for further details.

NOTE 4: Revenue and Cost of goods & services sold

Revenue

Thousands of $ For the years ended December 31	2022	2021	2020
Services	36,965	21,937	18,064
Licenses	25	250	250
Royalties and other revenues	64	52	146
Total revenue	37,054	22,239	18,460

Revenues related to services are recognized at a point in time while licenses, royalties and other revenues are generally recognized over time as described in Note 2.7.

The Company did not recognize any contract assets or contracts liabilities.

Total revenue for 2022 was $37.1 million, an increase of 67% as compared to total revenue of $22.2 million for 2021. Excluding revenues from the recently acquired GPS test, total revenue for 2022 was $27.7 million, an increase of 25% versus 2021. Total revenue of $22.2 million for 2021 increased of 20% compared to total revenue of $18.5 million for 2020. Revenues from sales of Confirm mdx accounted for 59%, 91%, and 94% of total revenues in 2022, 2021, and 2020, respectively. 2022 revenues were comprised of $21.8 million from Confirm mdx, $9.3 million from GPS, $4.9 million from Resolve mdx, with the remaining revenues from Select mdx and other.

Medicare

Reimbursement for diagnostic tests furnished to Medicare beneficiaries (typically patients aged 65 or older) is usually based on a fee schedule set by the U.S. Centers for Medicare & Medicaid Services (“CMS”), a division of the U.S. Department of Health and Human Services (“HHS”). As a Medicare-enrolled service provider, the Company bills the regional Medicare Administrative Contractor (“MAC”) for CMS that covers the region where the testing service is performed by the Company. The Confirm mdx test obtained a positive Medicare local coverage determination (“LCD”) in 2014, and the GPS test obtained a positive Medicare coverage LCD in 2015, each of which provides coverage for Medicare patients throughout the United States.

In July 2022, a foundational LCD covering the indication for the Select mdx test became effective under the Molecular Diagnostic Services Program (“MolDX”), administered by Palmetto GBA, which handles technical assessments for U.S. laboratories that perform molecular diagnostic testing. Under the foundational LCD process recently implemented by MolDX, all tests within an LCD-covered indication must submit a technical assessment (“TA”) for review and consideration. A technical assessment requesting coverage for Select mdx has been submitted and the Company is engaged in an interactive review process with MolDX. Based on the Company’s most recent communications with MolDX, a final coverage decision is not expected until mid-year 2023. A final determination with respect to Medicare coverage and reimbursement of the Select mdx test therefore remains pending, and there can be no assurance that such coverage and reimbursement will be granted or, if granted, that it will be maintained.

In 2022, Medicare represented the only payer generating over 10% of the Company’s revenues, for a total of $15.8 million (2021: $8.5 million; 2020: 8.2 million).

At the end of 2022, the Company had concluded agreements with 129 commercial payors for Confirm mdx (2021: 119; 2020: 107) and 62 commercial payors for Select mdx (2021: 54; 2020: 42).

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

In 2022, the Company earned 99.8% (2021: 98.6%; 2020: 97.9%) of its revenue from external customers from its clinical laboratory testing services and out-licensing of intellectual property. In 2022, the clinical laboratory testing in the U.S. CLIA laboratory represented 99% of the Company’s revenue (2021: 97%; 2020: 95%), while the out-licensing of intellectual property revenue in Europe represented less than 1% (2021: 1.5%; 2020: 3%).

The amount of its revenue from external customers broken down by location is shown in the table below:

Thousands of $ For the years ended December 31	2022	2021	2020
United States of America	36,768	21,785	17,760
Europe	277	441	679
Rest of the world	9	13	21
Total segment revenue	37,054	22,239	18,460

At the end of 2022, 93% of the non-current assets were located in the US (2021: 38%; 2020: 40%) and the remaining 7% in Europe (2021: 62%; 2020: 60%). The increase in non-current assets located in the U.S. is mainly due to acquired intangible assets in the GPS business combination as detailed in Note 3.

Cost of goods & services sold

Thousands of $ For the years ended December 31	2022	2021	2020
Cost of goods & services sold	17,835	11,675	10,416
Total cost of goods & services sold	17,835	11,675	10,416

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

NOTE 5: Nature of expenses

Research and development expenses

Thousands of $ For the years ended December 31	Notes	2022	2021	2020
Personnel costs	6	2,453	1,949	1,277
Depreciation and amortization	11/12	2,272	1,360	1,203
Impairment	11	44	0	273
Lab consumables		713	793	390
Patent expenses		430	577	396
External collaborator fees		783	1,020	874
Clinical validation		584	842	0
Other expenses		278	132	130
Total research and development expenses		7,557	6,673	4,543

Research and development expenses consist of costs incurred for the development and improvement of our products. These expenses consist primarily of labor costs (including salaries, bonuses, benefits, and stock-based compensation), reagents and supplies, clinical studies, outside services, patent expenses, depreciation of laboratory equipment, facility occupancy and information technology costs. Research and development expenses also include costs associated with assay improvements and automation workflow for our current suite of products. The Company expenses its research and development expenses in the period in which they are incurred, except for those development expenses that qualify for capitalization (refer to Note 11).

Total research and development expenses increased by 13% over 2021, primarily due to the amortization expenses related to the acquired IP and brand for the GPS business, as well as an increase in lab consumables, partially offset by savings in patent expenses, clinical validation, and external collaborator fees.

A change in presentation for clinical validation expenses has been brought in 2021 to report clinical validation expenses in the amount of $842,000 under Research and Development, previously under Selling and Marketing expenses.

Selling and Marketing expenses

Thousands of $ For the years ended December 31	Notes	2022	2021	2020
Personnel costs	6	19,070	13,402	12,839
Depreciation and amortization	11/12	1,628	796	603
Professional fees		1,259	523	497
Marketing expenses		2,843	1,761	1,315
Travel expenses		789	340	260
Offices & facilities expenses		356	436	503
Clinical validation		0	0	377
Other expenses		637	486	358
Total selling and marketing expenses		26,582	17,744	16,752

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

For the year ended December 31, 2022, selling and marketing expenses increased by $8.8 million, or 50%, compared to 2021, primarily due to an increase in personnel costs and marketing expenses related to the Company’s acquisition of the GPS business as well as an increase in amortization expense related to customer lists as part of the GPS intangible asset.

For the year ended December 31, 2021, selling and marketing expenses increased $1.0 million, or 6%, compared to 2020, primarily due to increased activity in 2021 versus 2020, which was the first year of the COVID-19 pandemic.

General and administrative expenses

Thousands of $ For the years ended December 31	Notes	2022	2021	2020
Personnel costs	6	8,995	9,009	9,209
Depreciation and amortization	11/12	965	880	1,526
Professional fees		7,762	1,678	1,522
Public company expenses		4,025	1,108	584
Offices & facilities expenses		1,142	845	530
Royalties to third parties		47	152	107
Other expenses		603	477	512
Total general and administrative expenses		23,539	14,149	13,990

General and administrative expenses include costs for certain executives, accounting and finance, legal, revenue cycle management, information technology, human resources, and administrative functions. These expenses consist primarily of labor costs (including salaries, bonuses, benefits, and stock-based compensation), professional service fees such as consulting, accounting, legal, general corporate costs, and public-company costs associated with the Company’s listing, as well as allocated overhead costs (rent, utilities, insurance, etc.).

General and administrative expenses increased in 2022 by $9.4 million, of which $3.7 million were one-time expenses related to the GPS acquisition (included in Professional fees), with the remaining $5.7 million increase primarily related to higher insurance, professional fees and public company expenses.

General and administrative expense increased in 2021 by $0.2 million, or 1% compared to 2020, primarily due to an increase in professional fees and insurance expenses associated with our U.S. listing on the Nasdaq Stock Market.

NOTE 6: Personnel costs

Thousands of $ For the years ended December 31	2022	2021	2020
The number of employees at the end of the year was:
Laboratory operations	67	42	39
R&D staff	19	14	17
S&M staff	101	71	64
G&A staff	71	64	57
Total number of employees	258	191	177
Their aggregate remuneration comprised:
Wages and salaries	23,066	18,150	17,552
Social security costs	1,684	1,257	1,275
Pension costs	724	594	567
Health insurance expenses	3,167	2,324	2,093
Share-based compensation	867	1,222	1,295
Other costs	1,010	813	543
Total personnel costs	30,518	24,360	23,325

The personnel numbers in the table reflect year-end numbers, with 42 sales and marketing employees hired in August 2022 as part of the GPS acquisition.

NOTE 7: Other operating income, net

Thousands of $ For the years ended December 31	2022	2021	2020
Grant subsidies – The Netherlands[1]	5	382	0
Grant subsidies – USA	0	659	0
Fair value adjustments	515	176	118
Other operating income	39	53	0
Other operating expenses	0	(109)	0
Total other operating income, net	559	1,161	118

1)	2020 grant income of $88,000 is classified under “Royalties and other revenues”

Other operating income for the year ended December 31, 2022, primarily consisted of a positive fair value adjustment of $632,000 of the contingent consideration related to the acquisition of NovioGendix in 2015, partially offset by a negative fair value adjustment of $117,000 related to the initial Kreos drawdown derivative financial instrument.

Other operating income, net, decreased $602,000 for 2022 compared to 2021, primarily due to reductions in grant income, partially offset by the above-mentioned fair-value adjustments.

The increase of $1.0 million for 2021 as compared to 2020 is primarily related to $659,000 grant income from the U.S. Department of Health and Humas Services as well as a $382,000 grant from the Dutch government NOW grants, both considered support for COVID-19 inefficiencies. Management considers there are no pending conditions left.

NOTE 8: Finance expenses, net

Thousands of $ For the years ended December 31	2022	2021	2020
Interest income	125	11	4
Interest on Kreos loan	(660)	(1,566)	(1,205)
Interest on Innovatus loan	(1,615)	0	0
Interest on other loans and leases	(361)	(309)	(145)
Fair value adjustments	(2,479)	(290)	(118)
Kreos loan extinguishment	(1,047)	0	0
Other financial expenses	(107)	(7)	(75)
Financial expenses, net	(6,144)	(2,161)	(1,539)

For the year ended December 31, 2022, financial expenses, net, were primarily comprised of fair value adjustments for the GPS contingent consideration of $2.4 million resulting from changes in net present value, interest charges and extinguishment expenses of $1.6 million for the loan facility with Kreos Capital (as further detailed in Note 16), and interest charges of $1.6 million related to the Innovatus debt facility.

Other financial expenses relate to bank costs incurred during the year.

NOTE 9: Income Tax

No income taxes were payable in view of the losses incurred by the Company. On December 31, 2022, the Company had a consolidated net tax loss carried forward amounting to $285.3 million (2021: $258.5 million; 2020: $276.1 million), implying a potential deferred tax asset of $71.3 million (2021: $64.6 million; 2020: $69.0 million) at a tax rate of 25%.

The tax losses related to MDxHealth SA in Belgium are available for carry forward. Until 2021, tax losses related to MDxHealth BV in the Netherlands are available for carry forward to a period of 6 years. As of 2022, tax losses related to MDxHealth BV in the Netherlands are available for carry forward indefinitely. The tax losses of MDxHealth Inc., related to the years beginning on or after January 1, 2018, are available for carry forward indefinitely. Tax losses related to the years before January 1, 2018, can be carried forward to a period of 20 years.

The Company has no notional interest deduction to offset future taxable profits in 2022, 2021, and 2020.

Tax credits (investment deductions) amounted to $402,000 in 2022, $372,000 in 2021, and $462,000 in 2020.

It is uncertain if the Company will have taxable profits in the near future to allow all or part of the deferred tax asset to be utilized and as a result, no deferred tax asset was recognized in 2022, 2021, and 2020. The tax reconciliation and the impact of the unrecognized deferred tax assets is as follows:

Thousands of $	Income Statement
For the years ended December 31	2022	2021	2020
Loss for the year	(44,044)	(29,002)	(28,662)
Income tax expense	0	0	0
Loss before income tax	(44,044)	(29,002)	(28,662)

Tax using the MDxHealth’s domestic tax rate (25.00% in 2022, 2021, and 2020)	11,011	7,251	7,166
Effect of unused tax losses not recognized as deferred tax assets	(11,011)	(7,251)	(7,166)

NOTE 10: Goodwill

On August 2, 2022, the Company acquired the GPS test from Exact Sciences (refer to Note 3 for further details). The purchase price in excess of the fair value of the net assets acquired has been considered as residual goodwill for an amount of $35.9 million.

The Company is required to test Goodwill for impairment on an annual basis. The recoverable amount is determined based on a value-in-use calculation. The use of this method requires the estimation of future cash flows and the determination of a discount rate in order to calculate the present value of the cash flows.

The company monitors its Goodwill at the consolidated company level, which is the level of cash generating units (CGUs) benefiting from the synergies. The recoverable amount of the CGU has been determined from the value-in-use calculation based on the Company’s cash flow projections covering a period of 5 years through December 31, 2027.

The amount by which the CGU’s recoverable value exceeds its carrying value is $39.8 million. The changes in the carrying value of Goodwill at December 31, 2022, 2021, and 2020 can be presented as follows:

Thousands of $	Goodwill
At January 1, 2020	-
Additions through business combination	-
Impairment	-
Currency translation adjustments	-
Carrying value at December 31, 2020	-
At January 1, 2021	-
Additions through business combination	-
Impairment	-
Currency translation adjustments	-
Carrying value at December 31, 2021	-
At January 1, 2022	-
Additions through business combination	35,926
Impairment	-
Currency translation adjustments	-
Carrying value at December 31, 2022	35,926

The assumptions used are as follows:

Assumptions used	December 31, 2022
Discount rate (post-tax)	14.95%
Terminal growth rate	2%

The discount rate is based on comparable companies in the industry together with company-specific risks. Terminal growth rate is based on management estimates and industry data.

The Company’s impairment review is sensitive to changes in the assumptions used, most notably the discount rate and the terminal growth rate.

An increase of 1% in the discount rate would cause the value-in-use of the CGU to reduce by $12.5 million but would not give rise to an impairment. A 1% reduction in perpetuity growth rate would cause the value-in-use of the CGU to decrease by $8.6 million but would not give rise to an impairment. Based on sensitivity analysis performed at December 31, 2022 , an increase of the post-tax discount rate by 3.86% up to 18.81% would result in the carrying amount exceeding the recoverable amount.

Based on the above information, management concluded that there is no Goodwill impairment in 2022.

NOTE 11: Intangible assets

Thousands of $	Patents and Software licenses	Internally developed intangible assets	Externally acquired Intellectual property	Customers	TOTAL
Gross value
At January 1, 2021	5,134	9,323	4,500	-	18,957
Gross value at December 31, 2021	5,134	9,323	4,500	-	18,957
Accumulated amortization and impairment At January 1, 2021	(4,676)	(6,810)	(2,413)	-	(13,899)
Additions	(234)	(926)	(450)		(1,610)
Accumulated amortization and impairment at December 31, 2021	(4,910)	(7,736)	(2,863)	-	(15,509)
Net value at December 31, 2021	224	1,587	1,637	-	3,448

Gross value
At January 1, 2022	5,134	9,323	4,500	-	18,957
Additions		1,049	325		1,374
Additions through business combination (Note 3)			36,550	8,007	44,557
Currency translation adjustments
Gross value at December 31, 2022	5,134	10,372	41,375	8,007	64,888
Accumulated amortization and impairment At January 1, 2022	(4,910)	(7,736)	(2,863)	-	(15,509)
Additions	(224)	(942)	(1,490)	(513)	(3,169)
Impairment		(44)			(44)
Currency translation adjustments
Accumulated amortization and impairment at December 31, 2022	(5,134)	(8,722)	(4,353)	(513)	(18,722)
Net value at December 31, 2022	0	1,650	37,022	7,494	46,166

Amortization of intangible assets is included in research & development expenses and in selling and marketing expenses in the statement of profit and loss.

The externally acquired intangible asset includes technology acquired in the business combination with NovioGendix in 2015 and with the acquisition of the GPS test in August 2022, and increased by $36.6 million in 2022 due to the GPS acquisition. The estimated remaining amortization period amounts to 2.6 years for the NovioGendix IP and to 14.6 years for the GPS IP.

Customer relationships includes customers acquired in the GPS acquisition, resulting in the fair value at acquisition date of $8.0 million. The GPS Customer relationships are amortized over 6.5 years, the estimated remaining amortization period amounts to 6 years.

The internally-developed intangible assets relate to the capitalized development expenses for Confirm mdx and Select mdx over the past years as well as for the development of the GPS assay in-house and our Resolve mdx assay. The estimated remaining amortization period amounts to 1.2 years for Confirm mdx and Select mdx and 5 years for GPS and 4.3 years for Resolve mdx. In 2022, the Company capitalized $1.0 million (2021: $0; 2020: $0) in GPS and Resolve mdx development expenses.

NOTE 12: Property, plant and equipment and right of-use assets

Property, plant and equipment

Thousands of $	Laboratory equipment	Furniture	IT equipment	Leasehold improvements	TOTAL
Gross value
At January 1, 2021	5,359	434	504	666	6,963
Additions	255	131	158	675	1,219
Disposals			(2)		(2)
Exchange rate difference arising	(329)	4	13		(312)
Gross value at December 31, 2021	5,285	569	673	1,341	7,868

Accumulated depreciation At January 1, 2021	(4,874)	(244)	(343)	(529)	(5,990)
Additions	(277)	(64)	(103)	(77)	(521)
Disposals			2		2
Exchange rate difference arising	334	(7)	(15)		312
Accumulated depreciation at December 31, 2021	(4,817)	(315)	(459)	(606)	(6,197)
Net value at December 31, 2021	468	254	214	735	1,671

Gross value
At January 1, 2022	5,285	569	673	1,341	7,868
Additions	1,695	104	277	713	2,789
Disposals			(258)		(258)
Exchange rate difference arising	88	(4)	(5)	4	83
Gross value at December 31, 2022	7,068	669	687	2,058	10,482

Accumulated depreciation At January 1, 2022	(4,817)	(315)	(459)	(606)	(6,197)
Additions	(276)	(72)	(159)	(166)	(673)
Disposals			258		258
Exchange rate difference arising	(91)	7	3	2	(79)
Accumulated depreciation at December 31, 2022	(5,184)	(380)	(357)	(770)	(6,691)
Net value at December 31, 2022	1,884	289	330	1,288	3,791

During 2022, the Company acquired $1.7 million of laboratory equipment and $713,000 of leasehold improvements. In 2021, the company also acquired $255,000 of laboratory equipment and $675,000 of leasehold improvements. The primary purpose of these acquisitions was to add testing capacity for its new GPS and Resolve assays.

Right of-use assets

Thousands of $	buildings	vehicles	materials	TOTAL
Gross value
Balance at January 1, 2021	3,612	218	897	4,727
Additions	1,518			1,518
Disposals
Gross value at December 31, 2021	5,130	218	897	6,245

Accumulated depreciation
Balance at January 1, 2021	(1,177)	(87)	(729)	(1,993)
Additions	(752)	(42)	(111)	(905)
Accumulated amortization on December 31, 2021	(1,929)	(129)	(840)	(2,898)
Net value at December 31, 2021	3,201	89	57	3,347

Gross value
Balance at January 1, 2022	5,130	218	897	6,245
Additions	1,435	58	334	1,827
Exchange rate differences			(1)	(1)
Gross value on December 31, 2022	6,565	276	1,230	8,071

Accumulated depreciation
Balance at January 1, 2022	(1,929)	(129)	(840)	(2,898)
Additions	(945)	(51)	(71)	(1,067)
Exchange rate differences			(3)	(3)
Accumulated amortization on December 31, 2022	(2,874)	(180)	(914)	(3,968)
Net value at December 31, 2022	3,691	96	316	4,103

In December 2019, the Company entered into a lease agreement (the “Alton lease”) for approximately 11,000 square feet of office space in Irvine, California. In April 2020, the company amended the Alton Lease to add approx. 8,000 additional square feet of adjacent office space. The term of both the Alton lease and the first amendment is for a period of 6 years, and both commenced in September 2020. In March 2021, the Company amended the Alton lease for a second time, in order to renew for an additional 5 years its existing 13,000 square foot laboratory space which was previously part of a separate lease. The commencement date for the second Alton lease amendment was October 2021. Under the terms of the Alton Lease Agreement, the Company has an option to extend the Alton Lease for a period of 5 years. In October of 2021, the company entered into a 35-month lease agreement for 6,000 additional office space adjacent to the laboratory. In June 2022, the company entered into a 36-month lease agreement (the “Plano lease”) for approximately 3,000 square feet of lab space in Plano, Texas with an effective date of June 2022. The Plano lease was amended in November 2022 to add approximately 1,500 square feet of office space. Under the terms of the Plano lease, the lease will automatically renew for successive 12-month periods after the end of the original term of the agreement. Under the terms of the lease agreements mentioned, the rental payments escalate through the term of each agreement and the Company is subject to additional charges for common area maintenance and other costs.

In October 2022, the company renewed its lease agreement for a term of 60 months for its facilities in Nijmegen, The Netherlands.

The new lease agreements from 2022 represent an additional right of use assets of a total value of $1.8 million.

The following amounts related to leases are recognized in the statement of profit or loss:

Thousands of $	2022	2021	2020
Depreciation expense	1,067	905	771
Interest expense on lease liabilities	314	229	93

NOTE 13: Inventories

Thousands of $ For the years ended December 31	2022	2021
Raw materials and consumables	2,327	1,911
Total Inventories	2,327	1,911

Inventories are recognized at the lower of cost or net realizable value. Inventories recognized as an expense during the year ended December 31, 2022, amounted to $3.6 million (2021: $3.2 million; 2020: $3.0 million). These were included in cost of sales and services.

NOTE 14: Trade and other receivables

Trade receivables

Thousands of $ For the years ended December 31	2022	2021
Trade receivables	9,357	4,582
Total trade receivables	9,357	4,582

Trade receivables mainly consist of claims due from our patients’ insurance companies related to our diagnostic tests.

Considering the Company’s revenue recognition methodology further described in Note 2.7, total accounts receivable balance could be presented in relation with the claim date of each sample as follows:

A/R by claim date	Months
Thousands of $ For the years ended December 31, 2022	1-3 months	4-6 months	7-12 months	Not due	Total
Confirm mdx	1,865	821	765		3,451
Select mdx	134	101	78	25	338
Resolve mdx	1,966	458	158		2,582
GPS	1,907	895			2,802
Other	163			21	184
Total Trade Receivables	6,035	2,275	1,001	46	9,357

A/R by claim date	Months
Thousands of $ For the years ended December 31, 2021	1-3 months	4-6 months	7-12 months	Not due	Total
Confirm mdx	1,644	746	1,256		3,646
Select mdx	151	203	206	33	593
Other	321			22	343
Total Trade Receivables	2,116	949	1,462	55	4,582

Prepaid expenses and other current assets

Thousands of $ For the years ended December 31	2022	2021
Prepayments	1,710	1,022
Deposits	101	89
Recoverable VAT	97	246
Grants to be received	54	235
Other	0	23
Total prepaid expenses and other current assets	1,962	1,615

Prepaid expenses mainly consist of prepaid insurance premiums and prepaid maintenance contracts.

All financial assets carried at amortized cost are shown net of expected credit losses.

NOTE 15: Cash and cash equivalents

Thousands of $ For the years ended December 31	2022	2021
Cash and cash equivalents	15,503	58,498
Total cash and cash equivalents	15,503	58,498

The bank balances and cash held by the Company and short-term bank deposits have an original maturity of less than 3 months. The carrying amount of these assets approximates their fair value.

The Company had no restricted cash in 2022 and 2021.

NOTE 16: Loans, Borrowings, Leases obligations and other financial liabilities

Loans, Borrowings & Lease liabilities

Thousands of $ For the years ended December 31	2022	2021
Non-current loans and borrowings
Loans	34,914	7,651
Lease liabilities (*)	3,091	2,624
Total non-current loans and borrowings	38,005	10,275

Thousands of $ For the years ended December 31	2022	2021
Current loans and borrowings
Loans	616	4,441
Lease liabilities	1,172	840
Total current loans and borrowings	1,788	5,281

(*) the evolution in the right of use assets is further disclosed in note 12.

Innovatus debt facility

On August 2, 2022, the Company entered into a $70 million loan and security agreement with Innovatus Life Sciences Lending Fund I, LP (“Innovatus”), which loan also replaced the Company’s €9 million debt facility with Kreos Capital. At closing, an amount of $35 million was drawn, with an additional $35 million remaining available as a $20 million term B loan and a $15 million term C loan that can be drawn in 2024 and 2025 respectively, subject to certain conditions. The loans are secured by assets of the Group including intellectual property rights. Remaining proceeds of the loans will be used for working capital purposes and to fund general business requirements.

The loans accrue interest at a floating per annum rate equal to the sum of (a) the greater of (i) the prime rate published in The Wall Street Journal in the “Money Rates” section or (ii) 4.00%, plus (b) 4.25%, and require interest-only payments for the initial four years. As contractually agreed, and at the election of the Company, a portion of the interest becomes payable in-kind by adding an amount equal to 2.25% of the outstanding principal amount to the then outstanding principal balance on a monthly basis until August 2, 2025. The loans mature on August 2, 2027. The lenders shall have the right to convert, prior to August 2, 2025, up to 15% of the outstanding principal amount of the loans into ADSs of the Company at a price per ADS equal to $11.21, reflecting a substantial premium to the trading price prior to the announcement of the acquisition. Amounts converted into ADSs of the Company will be reduced from the principal amount outstanding under the loan. Notable fees payable to Innovatus consist of a facility fee equal to 1% of the total loan commitment, due on the funding date of the relevant loans, and an end-of-loan fee equal to 5% of the amount drawn, payable upon final repayment of the relevant loans.

Security has been granted over all assets (including IP rights) owned by the Company and MDxHealth, Inc. The loan agreement contains customary financial covenants and general affirmative and negative covenants, including limitations on our ability to transfer or dispose of assets, change our business, merge with or acquire other companies, incur additional indebtedness and liens, make investments, pay dividends and conduct transactions with affiliates.

The Innovatus debt facility has been accounted for as a hybrid financial instrument which includes a host financial liability as well as an embedded derivative financial instrument being an equity conversion call option at a fixed rate of up to 15% of the aggregate outstanding principal amount through August 2, 2025.

The embedded derivative is not considered to be closely related to the host financial liability given the differences in economics and risks, and as such both are accounted for separately:

●	The host financial liability is recognized at amortized cost applying the effective interest rate method and has been accounted for as non-current loans and borrowings;

●	The embedded derivative convertible (American) call option is recognized at fair value using a binomial tree option pricing model whereby the fair value is based on the actual stock price and the estimated volatility of the Company’s ADS on Nasdaq since the Company’s IPO on November 4, 2021, and through the valuation date. The volatility measured on August 2, 2022, which was the closing date of the Innovatus debt facility, was 62.85% and at December 31, 2022 was 64.82%. Any changes to the fair value of the embedded derivative will be recognized through the statement of profit or loss. The derivative financial instrument has been accounted for as other current financial liabilities.

Kreos debt facility

As part of the new debt facility with Innovatus, the Company’s debt facility with Kreos for an outstanding principal amount of €9 million has been fully repaid in cash during September 2022, for a total amount of $10.8 million. This repayment included the two convertible loans of €180,000 ($185,364) and €202,500 ($208,535) that were not converted by Kreos and that were entered into as part of amendments to the original Kreos debt facility.

The repayment did not include the derivative financial liability for the initial Kreos drawdown fee which had an estimated fair value on December 31, 2022, of $891,000 and is included in Other financial liabilities as a separate financial instrument valued at fair-value through statement of profit or loss. This financial liability is payable upon demand in cash, or convertible into the Company’s common stock, upon election by Kreos.

The financial results largely related to the interest charges for the loan facility with Kreos Capital for a total of $206,000. The amortized cost is calculated using the effective interest method, which allocates interests and expenses at a constant rate over the term of the instrument. The debt extinguishment costs incurred amounted to $1.8 million and are included in the statement of profit or loss under Financial expenses.

During 2019, the Company entered into a loan facility with Kreos Capital in the amount of €9.0 million, or approximately $10.2 million. The loan had a term of four years with the first 12 months of interest-only payments followed by 36 months of principal and interest payments. On October 20, 2020, MDxHealth and Kreos Capital executed an amendment to the 2019 loan facility, extending the interest-only period from 12 months to 18 months. As a result of this amendment, repayment of principal was extended by 6 months, from November 2020 to May 2021. As part of the amendment, the Company agreed to increase the end-of-loan fee by €67,500 (approx. $80,000) as well as to provide for €180,000 of the €9 million loan to be convertible into shares of MDxHealth at a 25% premium to the 30-day volume weighted average price immediately prior to signing the amendment. If exercised, this amount was to be reduced from the principal amount due under the loan agreement.

In April 2021, MDxHealth and Kreos Capital executed a second amendment to the loan facility, extending the interest-only period from 18 months to 27 months. As a result of this amendment, repayment of principal was extended from May 2021 to February 2022. As part of the amendment, the Company agreed to increase the end-of-loan fee by an additional €67,500 (approx. $80,000) as well as to provide for an additional €202,500 of the €9 million loan to be convertible into shares of MDxHealth at a 25% premium to the 30-day volume weighted average price 10 days prior to signing the amendment.

The convertible part of the loan, representing the first discretionary convertible loan of €180,000 ($203,868) and the second discretionary convertible loan of €202,500 ($229,352) were recognized at their amortized cost.

In addition, the second amendment provided for a further six-month extension of the interest-only period if the Company would receive gross proceeds for a minimum amount of $30 million in new equity financing. Following the completion of the Company’s Initial Public Offering of ADSs in the United States on November 8, 2021, whereby the Company received gross proceeds of $45 million in new equity financing, Kreos granted a six-month extension of the interest-only period through July 2022.

In addition, as the loan facility is contracted in Euro, the foreign exchange rate impacts the carrying amount. The amortized cost is calculated using the effective interest method, which allocates interests and expenses at a constant rate over the term of the instrument.

On April 20, 2020, the Company, through its U.S. subsidiary, MDxHealth Inc., has entered into a “Paycheck Protection Program” (PPP) loan with the U.S. Small Business Administration (SBA) in the amount of $2,316,000 as part of the U.S Coronavirus Aid, Relief, and Economic Security (CARES) Act. The loan has a term of five years and carries an interest rate of 1.0% per year. Payments on the loan are deferred for the first eighteen months following disbursement of the loan, with principal and interest payments beginning on the nineteenth month. Interest on the loan continues to accrue during the eighteen-month deferment period. Cash proceeds from the loan were received in July 2020. As of December 31, 2022, the outstanding amount on the PPP loan was $1.6 million.

In addition to the contracted loans, the Company has several lease obligations. The leases have terms of 3 to 5 years.

Maturity of loans and borrowings are as follows at the balance sheet date:

Thousands of $ For the years ended December 31	2022	2021
Loans
Within one year	630	4,780
Years two to five	38,439	9,283

Leases
Within one year	1,551	1,127
Years two to five	2,330	3,094

Note: all figures shown in this table are undiscounted and reflect future cash payments (capital and interests)

Other financial liabilities

Thousands of $ For the years ended December 31	2022	2021
Other financial liabilities
Other non-current financial liabilities	53,537	1,466
Other current financial liabilities	2,327	961
Total other financial liabilities	55,864	2,427

GPS Contingent consideration

As part of the acquisition of the GPS business from Exact Sciences in August 2022, an aggregate earn-out amount of up to $70 million is to be paid by MDxHealth to Exact Sciences upon achievement of certain revenue milestones related to fiscal years 2023 through 2025, with the maximum earn-out payable in relation to 2023 and 2024 not to exceed $30 million and $40 million, respectively. The liability recognized reflects a probability-weighted estimate at the current net present value which is expected to become payable. Future fair value adjustments to this contingent consideration will be recognized in the statement of profit or loss. The value of the contingent liability for GPS including the fair value adjustment accounted for under other non-current financial liabilities is $52.9 million as of December 31, 2022.

Innovatus embedded derivative convertible call option

The embedded derivative convertible (American) call option is recognized at fair value within the other non-current financial liabilities and amounts to $910,000 as at December 31, 2022.

Kreos derivative financial instrument (“initial drawdown fee”)

As of December 31, 2022, the derivative financial liability of the convertible initial drawdown fee payable to Kreos remains outstanding as follows:

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

The fair value of the financial derivative related to the initial drawdown fee of the Kreos loan is computed as the sum of the probability-weighted values of the fair values associated with each of the possible outcomes and amounts to $891,000 as of December 31, 2022. The derivative financial instrument is accounted for within other current financial liabilities.

Other financial liabilities

Other financial liabilities include the contingent consideration related to the acquisition of NovioGendix in 2015 and amounts to $1.2 million of which $526,000 was considered as current. The contingent consideration is valued at fair value through the statement of profit or loss. The fair value of this contingent consideration is reviewed on a periodic basis. The fair value is based on a risk-adjusted future cash flows of different scenarios discounted using an interest rate of 12.16%. The structure of the possible scenarios and the probability assigned to each scenario is reassessed by management at every reporting period and requires judgement from management about the outcome and probability of the different scenarios (refer to Note 26 for further details).

A reconciliation of cash and non-cash movements of loans and borrowings, lease liabilities and other financial liabilities is presented below:

Thousands of $	Loans and borrowings		Other financial liabilities
For the years ended December 31	2022	2021	2022	2021
Beginning balance	12,092	13,097	2,427	1,599
Cash movements
Loans and borrowings repaid[1] (Kreos / PPP)	(10,805)
Loans and borrowings received (Innovatus)	34,291
Non-cash movements
GPS Contingent Consideration			50,483
Reclassification[2]		(773)		773
Recognition of Innovatus embedded derivative convertible call option	(1,026)		1,026
Kreos effective interest rate adjustment and extinguishment costs	1,328	536		194
Innovatus - effective interest rate adjustment	660
Foreign exchange rate impact / other	(1,010)	(768)	(35)	(59)
Fair value changes through profit and loss			1,963	(80)
Ending balance	35,530	12,092	55,864	2,427

1)	The amount includes interest paid on loans and borrowings

2)	Reclassification of the fair value of the derivative financial liability of the initial drawdown fee to be presented separately

Fair value adjustments recognized during 2022 for other financial liabilities relate to:

Thousands of $ For the years ended December 31	2022
Decrease of contingent consideration Noviogendix	(632)
Increase of Kreos derivative financial instrument (“initial drawdown fee”)	116
Increase of GPS contingent consideration	2,398
Decrease of Innovatus embedded derivative convertible call option	(116)
Total fair value adjustment	1,766

Thousands of $	Lease liabilities
For the years ended December 31	2022	2021
Opening balance	3,464	2,774
Cash movements
Repayment of lease liabilities	(1,358)	(1,057)
Non-cash movements
Interest accretion	314	229
New leases	1,843	1,518
Closing balance	4,263	3,464

NOTE 17: Contractual obligations

Thousands of $ For The Years ended December 31	2022	2021
Outstanding commitments for future minimum rent payments, which fall due as follows:
Less than one year	156	215
Years 2-5	60	39
Total contractual obligations	216	254

For 2022 and 2021, we refer to note 12 and 16 for the lease liabilities subsequent adoption and application of IFRS 16.

Outstanding commitments for future minimum rent payments include rental fees related to leased facilities, and equipment for assets with a value below $5,000 or with short-term duration. These lease contracts can be terminated early with certain indemnity fees. All figures shown assume that the lease contracts will not be terminated early.

NOTE 18: Trade and other payables

Trade accounts payable

Thousands of $ For The Years ended December 31	2022	2021
Trade accounts payable	5,061	3,192
Accruals for invoices to be received	5,117	4,263
Total trade accounts payable	10,178	7,455

Other current liabilities

Thousands of $ For The Years ended December 31	2022	2021
Payroll	3,932	2,703
Other accruals	53	32
Total other current liabilities	3,985	2,735

NOTE 19: Financial instruments and fair value

The table shows the Company’s significant financial assets and liabilities. All financial assets and liabilities are carried at amortized cost with the exception of the contingent considerations in relation to acquisitions and derivative financial instruments reported at fair value through the statement of profit or loss.

All financial assets and liabilities are considered to have carrying amounts that do not materially differ from their fair value.

Thousands of $ For The Years ended December 31	2022	2021	Fair value hierarchy
Assets
At amortized cost
Trade receivables	9,357	4,582
Cash and cash equivalents	15,503	58,498
Total financial assets	24,860	63,080

Liabilities
At fair value:
Other financial liabilities
- GPS contingent consideration	52,881		Level 3
- NovioGendix contingent consideration	1,182	1,617	Level 3
- Innovatus derivative instrument	910		Level 3
- Kreos derivative instrument	891	810	Level 3
Subtotal financial liabilities at fair value	55,864	2,427

At amortized cost:
Loans and borrowings	35,530	12,092	Level 2
Lease liabilities	4,263	3,464
Trade payables	10,178	7,455
Subtotal financial liabilities at amortized cost	49,971	23,011
Total financial liabilities	105,835	25,438

Recognized fair value measurements – valuation technique and principal inputs

The fair value of the financial instruments has been determined on the basis of the following methods and assumptions:

●	The carrying value of the cash and cash equivalents, the trade receivables, other current assets and the trade payables approximate their fair value due to their short-term character;

●	The fair value of loans and borrowings applying the Effective Interest Rate method approximates their carrying value (level 2).

o	Innovatus debt facility: the host financial liability was obtained with a variable interest rate based upon the Prime Rate (with a floor of 4% and a margin of 4.25%)

o	Paycheck Protection Program (PPP): applying a market rate would not result in a materially different fair value which carries an interest rate of 1% and was obtained as part of the U.S Coronavirus Aid, Relief, and Economic Security (CARES) Act.

o	Kreos debt facility: the Kreos loan was obtained at the end of 2019 with a nominal fixed interest rate of 9.5%, however, the carrying value is considered to approximate their fair value considering:

■	Additional contractually agreed advance and post payments agreed upon with Kreos that have been integrated in the effective interest rate method;

■	During 2020 and 2021, the Company and Kreos negotiated modification to the original agreement resulting in additional consecutive interest-only periods. As compensation for these modifications, part of the loan amounts became convertible as described in Note 16, however the Company and Kreos agreed to maintain nominal fixed interest rate in line with the initial agreement.

■	Given repayment of the Kreos facility during 2022, no fair value assessment was performed as of December 31, 2022

●	Leases are measured at the present value of the remaining lease payments, using a discount rate based on the incremental borrowing rate at the commencement date of these leases. Their fair value approximates their carrying value.

●

The fair value of contingent consideration payable to NovioGendix (presented in the yearend statement of financial position under “other non-current financial liabilities” and “other current financial liabilities”) and Exact Sciences is based on an estimated outcome of the conditional purchase price/contingent payments arising from contractual obligations (level 3). This is initially recognized as part of the purchase price and subsequently fair valued with changes recorded through other operating income in the statement of profit or loss.

o	NovioGendix: the Company used a discount rate of 12.16%. A net positive fair value measurement of $435,000 was recognized in the 2022 consolidated financial statements, of which $632,000 in operating income and $197,000 in financial expense.

o	GPS: The fair value of the contingent consideration payable to Exact Sciences is based on a probability-weighted average estimate based on multiple scenarios varying in timing and amount of earn-out payment. This probably-weighted estimate is then discounted to its net present value taking into account expected time when earn-out would become payable in 2024, 2025 and 2026. This contingent consideration was initially recorded along with the purchase price allocation of this business combination as explained in Note 3. A fair-value adjustments resulting in a financial charge of $ 2.4 million has been recorded as of December 31, 2022. The Company used a discount rate of 14.95%

●	The fair value of the derivative financial liabilities related to the initial Kreos drawdown fee of €630,000 ($672,000) is based upon the evolution of the share price of MDxHealth as well as the estimated probabilities that either payment at 150% or conversion will be requested by Kreos. Whereas share price of MDxHealth can be considered as a level 1 input, the other variable, being the probability assessment of possible scenarios should be considered as level 3 input. The fair value of the liability is estimated at $891,000 for the year ended December 31, 2022.

●	The fair value of the derivative financial liabilities related to the Innovatus derivative call option (as detailed in Note 16) was performed using a binomial pricing model which takes into account several factors including the expected evolution in price of an ADS and are considered as level 3 input. The fair value of the liability is estimated at $910,000 for the year ended December 31, 2022.

●	Financial instruments are evaluated based on the mark-to-market report and the unrealized gains (loss) are recognized through the statement of profit or loss.

Fair value hierarchy:

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

●	Level 1: quoted prices in active markets for identical assets and liabilities;

●	Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and

●	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

No financial assets or financial liabilities have been reclassified between the valuation categories during the year.

A reconciliation of cash and non-cash movements of level 3 financial liabilities is presented below:

Thousands of $	Financial Derivative Instruments (Kreos and Innovatus)		Contingent Consideration (NovioGendix and GPS)
For the years ended December 31	2022	2021	2022	2021
Beginning balance	810	0	1,617	1,599
Cash movements
Loans and borrowings repaid
Non-cash movements
GPS contingent consideration			50,483
Innovatus embedded derivative convertible call option	1,026
Reclassification[1]		773
Effective interest rate adjustment
Foreign exchange rate impact / other movements	(35)	(59)
Fair value changes through profit and loss		96	1,963	18
Ending balance	1,801	810	54,063	1,617

1)	Reclassification of the fair value of the derivative financial liability of the initial drawdown fee to be presented separately

NOTE 20: Loss per share

The basic loss per share is calculated by dividing the net result attributable to shareholders by the weighted average number of shares outstanding during the year.

Years ended December 31	2022	2021	2020
Loss for the year, in thousands of $	(44,044)	(29,002)	(28,662)
Basic and diluted loss per share, in $	(0.28)	(0.24)	(0.34)

Weighted average number of shares	2022	2021	2020
Weighted average number of shares for basic and diluted loss per share	158,658,165	121,935,741	83,199,215

At December 31, 2022, 2021, and 2020, the Company had potential dilutive shares in the form of warrants, contingent considerations and convertible loans (see Note 16 for further details). Diluted loss per share considers the impact of potentially dilutive securities except in periods in which there is a loss because the inclusion of the potential common shares would have an anti-dilutive effect.

NOTE 21: Financial Risk Management

Capital management

Capital is comprised of equity attributable to shareholders, borrowings, and cash and cash equivalents. The Company aims to maintain a strong capital base in order to maintain investor and creditor confidence and to sustain the future development of the business. The Company’s objectives when managing capital are to maintain sufficient liquidity to meet its working capital requirements, fund capital investment and purchases, and safeguard its ability to continue operating as a going concern. The Company monitors capital regularly to ensure that the statutory capital requirements are met and may propose capital increases at shareholders’ meetings to ensure the necessary capital remains intact.

Credit risk

Credit risk arises from cash and cash equivalents, short-term bank deposits, as well as credit exposure to collaboration partners. Credit risk refers to the risks that counterparty will default on its contractual obligations resulting in financial loss to the Company.

At the end of 2022, the Company operated with more than 1,000 different customers, systematically reducing credit risk compared to prior periods.

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

Customer’s compliance with agreed credit terms is regularly and closely monitored. Trade accounts receivable amounted to $9.4 million as of December 31, 2022, and no allowance for expected credit loss was recorded. No ECL has been recorded for other financial assets carried at amortized cost as there is no related credit risk.

The credit risk on cash and cash equivalents of $15.5 million is limited given that the counterparties are banks with high credit scores attributed by international rating agencies. The Company had no exposure to Silicon Valley Bank, Silvergate Bank, or Credit Suisse.

Interest risk

During 2022, the Company entered into a 60-month loan with Innovatus for a total amount of $35 million (refer to Note 16 for further details). The loan accrues interest at a floating per annum rate equal to the sum of (a) the greater of (i) the Prime rate published in The Wall Street Journal in the “Money Rates” section or (ii) 4.00%, plus (b) 4.25%, and require interest-only payments for the initial four years. For every increase of 0.25% in the Prime rate, the Company’s interest expense increases by approximately $90,000 per year.

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

Currency risk

The functional currency changed from the EURO to the U.S. Dollar as of July 1, 2014. Consequently, the currency risk is concentrated on European operations.

As of December 31, 2022, cash deposits in EURO amounted to €1.1 million.

The Company performed a sensitivity analysis of an increase/decrease of exchange rate on operations of 10%. The exposure of operations to the currency risk is immaterial given the limited size of the European operations and contribution to revenues versus the Company as a whole.

Liquidity risk

The Company manages liquidity risk by maintaining adequate reserves and by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities. At the date of this report, the Company has 2 loan agreements with banks and state institutions, and 11 leases (see Notes 12 and 16).

For the years ended December 31, 2022 Thousands of $	Less than 1 year	between 1 and 2 years	between 3 and 5 years	Total contractual cash flows	Carrying amount
Non derivatives
Trade payables	10,178			10,178	10,178
Loans	630	630	37,809	39,069	35,530
Lease liabilities	1,324	915	2,179	4,418	4,263
Total	12,132	1,545	39,988	53,665	49,971

For the years ended December 31, 2021 Thousands of $	Less than 1 year	between 1 and 2 years	between 3 and 5 years	Total contractual cash flows	Carrying amount
Non derivatives
Trade payables	7,455			7,455	7,455
Loans	4,780	8,200	1,083	14,063	12,092
Lease liabilities	1,127	915	2,179	4,221	3,464
Total	13,362	9,115	3,262	25,739	23,011

Note: Except for carrying amount, all figures shown in this table are undiscounted and reflect future cash payments

The Company is also committed to a potential additional cash out of:

●	€945,000 ($1.0 million) if Kreos requests payment in cash of the derivative financial liabilities related to the initial Kreos drawdown fee (see Note 16).

●	an aggregate earn-out amount of up to $70 million that could become payable in cash by MDxHealth to Exact Sciences upon achievement of certain revenue milestones related to fiscal years 2023 through 2025 and payable during 2024 through 2026.

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

NOTE 22: Share capital and reserves

At December 31, 2022, the Company’s share capital was represented by the following number of shares (units). Only one class of shares (common shares) exists and they have no par value.

For the Years ended December 31	2022	2021
Common shares	162,880,936	155,969,226
Total outstanding shares	162,880,936	155,969,226

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

On November 8, 2021, the Company announced that completion of a capital increase by means of an initial public offering in the United States of 3,750,000 ADSs at an issue price of $12 per ADS, resulting in gross proceeds of $45.0 million. As a result of this capital increase, its share capital has increased from €90,132,067.69 to €118,662,067.69 and the number of issued and outstanding shares has increased from 118,469,226 to 155,969,226 ordinary shares, through the issuance of a total of 37,500,000 new shares.

On August 11, 2022, to settle a portion of the purchase price for the acquisition by the Company of the GPS test from Genomic Health, Inc. (a subsidiary of Exact Sciences Corporation) announced on August 2, 2022, the Company issued 691,171 American Depositary Shares, or “ADSs” (each representing 10 ordinary shares of the Company with no nominal value per share), at a price per ADS of $7.23, totaling $5 million. As a result, the Company’s share capital has increased from €118,662,067.69 to €123,539,165.19 and the number of issued and outstanding shares has increased from 155,969,226 to 162,880,936 ordinary shares.

	Thousands of $		Thousands of €
For the Years ended December 31	Share Capital	Issuance Premium	Share Capital	Issuance Premium
As of January 1, 2021	76,716	136,349	62,214	112,078
January 2021 – Issuance of 27,777,777 shares (*)	23,632	4,693	19,473	3,867
November 2021 – Issuance of 37,500,000 shares (*)	28,106	12,135	24,412	10,536
As of December 31, 2021	128,454	153,177	106,099	126,481
August 2022 – Issuance of 6,911,710 shares (*)	5,000		4,876
As of December 31, 2022	133,454	153,177	110,975	126,481

(*) net of expenses

The capital stock and the issuance premium amounted to the following:

	Thousands of $		Thousands of €
For the Years ended December 31	2022	2021	2022	2021
Share Capital as per statutory accounts	148,419	143,419	123,539	118,662
Capital increase costs	(14,965)	(14,965)	(12,564)	(12,564)
Share capital under IFRS	133,454	128,454	110,975	106,098
Issuance premium	153,177	153,177	126,481	126,481
Share capital and issuance premium	286,631	281,631	237,456	232,579

The history of the Share Capital can be found in “General Information; Capital and Shares”.

By virtue of the resolution of the extraordinary general shareholders’ meeting of the Company held on May 27, 2021, which entered into force on June 1, 2021, the board of directors of the Company has been granted certain powers to increase the Company’s share capital in the framework of the authorized capital. The powers under the authorized capital have been set out in article 6 of the Company’s articles of association.

Pursuant to the authorization granted by the extraordinary general shareholders’ meeting, the board of directors was authorized to increase the share capital of the Company on one or several occasions by a maximum aggregate amount of EUR 90,132,067.69 (excluding issue premium, as the case may be) for a period of 5 years as from June 1, 2021.

The board of directors has used its powers under the authorized capital on (i) November 8, 2021, by issuing 37,500,000 new shares (3,750,000 ADSs) for an aggregate amount of €28,530,000.00 (excluding issue premium), and (ii) August 11, 2022, by issuing 6,911,710 new shares (691,171 ADSs) for an aggregate amount of €4,877,097.50. Moreover, subsequent to the balance sheet date (and as described further in Note 27), the board of directors has used its powers under the authorized capital at the occasion of the February 2023 capital increase. As a result, the board of directors therefore still has the authority under the authorized capital to increase the Company’s share capital with an aggregate amount of €16,792,505.80 (excluding issue premium, as the case may be).

In addition to the outstanding shares of the Company:

●	a total of 13,895,280 subscription rights of the Company have been created, of which 12,257,780 subscription rights have been granted as of December 31, 2022, which entitles their holders (assuming all subscription rights are granted and exercised) to subscribe to a total of 12,257,780 new shares with voting rights (see Note 24 for further details). The remaining 1,637,500 subscription rights have not yet been granted and are currently still managed by the Company’s board of directors;

●	under the loan agreement entered into by the Company and Kreos Capital in July 2021, a drawdown fee equal to 7% of the amounts drawn down under the loan agreement (being EUR 630,000 in aggregate) remains outstanding as a payable due by the Company (without accruing interest), and is convertible into ordinary shares with voting rights by means of a contribution in kind of the payable by Kreos Capital to the share capital of the Company at a price of €0.85 per share (see Note 24 for further details); and,

●	under the loan and security agreement entered into by the Company and Innovatus Capital Partners in August 2022, Innovatus has the right to convert, prior to August 2, 2025, up to 15% of the outstanding principal amount of the loans (by means of a contribution in kind of the relevant payables due by the Company under the loans) into American Depositary Shares (“ADSs”) of the Company (each representing 10 ordinary shares of the Company) at a conversion price per ADS equal to $11.21 (i.e., $1.121 per share on the basis of the ratio of 1 ADS per 10 shares) (see note 16 for further details).

NOTE 23: Retirement benefit plans

The Company operates defined contribution plans for all its qualifying employees. The assets of these plans are held separately from those of the Company in designated funds.

A total cost of $724,000 in 2022 (2021: $594,000) represents contributions payable to these plans by the Company at rates specified in the rules of the plans.

The employees of the Company in Belgium are members of a state-managed retirement benefit plan operated by the government (i.e., legal pension) and are members of a bank-operated private pension plan. The Company is required to contribute a specified percentage of payroll costs to the retirement benefit plan to fund the benefits. The obligation of the Company with respect to the retirement benefit plan is to make the specified contributions.

Because the Company must guarantee the statutory minimum return on these plans, not all actuarial and investment risks relating to these plans are transferred to the insurance company or pension fund managing the plans. The Company has considered the potential impact of the employer’s obligation to guarantee a minimum return and that this was assessed not to be significant.

NOTE 24: Share-based payments

This section provides an overview of the outstanding warrants as of December 31, 2022. The warrants were created within the context of stock-based incentive plans for employees, directors and consultants of the Company.

The Company has created several pools of warrants under stock option plans for grant to eligible employees, Directors, and consultants. On March 15, 2012 (195,000), June 15, 2012 (700,000), June 23, 2014 (1,500,000), June 19, 2017 (2,500,000), June 21, 2019 (3,000,000), May 27, 2021 (3,600,000) and May 25, 2022 (5,000,000). In aggregate 17,310,800 warrants were issued, subject to warrants being granted to and accepted by the beneficiaries. 18,150 of these warrants never allocated have become null and void, resulting in a remaining and outstanding 17,296,650 warrants, (i) 2,840,397 warrants were terminated or lapsed, (ii) 577,123 warrants were exercised, (iii) 12,257,780 warrants were granted but not yet exercised, and (iv) 1,637,500 warrants were not yet granted by the Company. For the year 2022, 590,345 warrants (2021: 304,968) were terminated or lapsed, no warrants were exercised, and 2,127,021 warrants (2021: 795,250) were vested. As a result, as at December 31, 2022, there are 12,257,780 warrants outstanding, entitling their holders to subscribe to 12,257,780 shares of the Company.

Number of potential shares from outstanding warrants	2022	2021
As of January 1	8,917,625	5,766,093
Number of warrants cancelled/forfeited during the year	(590,345)	(304,968)
Number of warrants granted during the year	3,930,500	3,456,500
As of December 31	12,257,780	8,917,625

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

In general, the warrants vest in cumulative tranches of 25% per year, provided that the beneficiary has provided at least one year of service. However, there are certain exceptions to this rule which are, if applicable, specified in the relevant stock option plans. The warrants granted under the June 23, 2014 Stock Option Plan to directors all vest on the date of the annual meeting that takes place in the calendar year following the calendar year in which they were granted, provided that the mandate of the relevant director has not ended or been terminated. The warrants granted under the June 23, 2014 Stock Option Plan to beneficiaries who are not directors all vest in instalments of 25% per year, the first tranche of 25% vesting on the first anniversary date of the date of grant and the following tranches vesting on a quarterly basis. The warrants granted under the June 21, 2019 Stock Option Plan, the May 27, 2021 Stock Option Plan and under the May 25, 2022 Stock Option Plan to specific beneficiaries (Directors and Management Team) may adopt a manual vesting procedure under certain conditions or a particular vesting period over 3 years.

The table below presents the outstanding warrants and their exercise price at the end of each accounting year covered by the financial statements:

	Warrants	Weighted average exercise price (€)	Potential shares from exercise of warrants	Weighted average exercise price per potential share (€)
Granted in 2021	3,456,500	1.37	3,456,500	1.37
Outstanding 31 December 2021	8,917,625	1.53	8,917,625	1.53
Granted in 2022	3,930,500	0.68	3,930,500	0.68
Outstanding 31 December 2022	12,257,780	1.23	12,257,780	1.23
Exercisable at 31 December 2022	5,220,520	1.63	5,220,520	1.63

The following table provides an overview of the outstanding potential shares from warrants per personnel category at December 31, 2022 and 2021:

Category	2022	2021
Executive Director	3,950,000	2,950,000
Non-Executive Directors	248,000	272,000
Management team (excluding the Executive Director)	4,083,000	2,938,000
Other employees, consultants, and former service providers	3,976,780	2,757,625
Total outstanding at December 31	12,257,780	8,917,625

The share-based compensation expense recognized in the statement of comprehensive income is given below as is the cumulated amount per the consolidated statement of financial position:

Thousands of $ Years ended December 31	2022	2021	2020
Share-based compensation	867	1,222	1,295
Cumulated Share-based compensation	11,474	10,607	9,385

The Cumulated Share-based compensation amount is part of the Total Shareholders’ Equity on the Consolidated statement of financial position. This amount is presented on the Consolidated statement of financial position for both exercised and non-exercised warrants.

The weighted average exercise price of all outstanding warrants (vested and non-vested warrants; assuming 1 warrant = 1 share) is €1.23 or $1.32 at December 31, 2022 (€1.53 or $1.73 at December 31, 2021; €1.74 or $2.14 at December 31, 2020). The weighted average remaining contractual life of all outstanding warrants at the end of 2022 is 7.31 years (2021: 7.18 years; 2020: 6.70 years).

The fair value of each warrant is estimated on the date of grant using the Black-Scholes methodology with the following assumptions:

	Number of warrants granted			Expected	Expected	Risk-free	Expected duration (months)
Dates	to Belgian benef.	to other benef.	Exercise price (€)	dividend Yield	stock price volatility	interest rate	to Belgian benef.	to other benef.
23-Jun-14	12,000	12,000	€4.13	-	48.12%	1.78%	75.32	63.29
9-Feb-15	60,000	95,000	€4.49	-	46.75%	0.62%	79.73	61.71
29-May-15	20,000	30,000	€4.91	-	46.52%	0.81%	64.14	52.11
1-Oct-15	-	83,000	€4.20	-	48.99%	0.90%	72.03	54.02
1-Dec-15	-	18,000	€3.89	-	51.18%	0.85%	70.03	52.01
1-Feb-16	-	10,000	€4.13	-	51.18%	0.85%	67.99	49.97
4-Feb-16	50,000	134,000	€3.78	-	52.49%	0.72%	67.89	49.87
2-Apr-16	-	52,000	€3.62	-	53.40%	0.58%	65.33	53.33
29-May-16	30,000	40,000	€4.13	-	51.85%	0.54%	64.11	52.11
22-Jan-16	-	20,000	€3.83	-	52.81%	0.86%	68.32	56.32
1-Dec-16	-	22,000	€4.65	-	54.16%	0.75%	57.99	39.98
1-Jan-17	-	19,000	€4.56	-	53.84%	0.73%	56.98	50.96
1-Apr-17	-	18,000	€5.41	-	51.80%	0.81%	54.02	48.00
11-Apr-17	20,000	200,000	€5.35	-	51.83%	0.72%	65.68	47.67
29-Jul-17	-	10,000	€4.72	-	50.95%	0.87%	50.10	44.05
1-Sep-17	-	34,000	€4.92	-	48.08%	0.71%	60.99	42.97
2-Nov-17	-	99,000	€4.61	-	45.23%	0.66%	52.93	40.90
20-Jun-17	30,000	30,000	€4.97	-	51,57%	0.59%	81.40	63.39
01-Apr-18	-	42,000	€3,77	-	46.08%	0.76%	54.02	42.02
01-Jun-18	50,000	30,000	€4,97	-	46.15%	0.77%	52.01	40.01
05-Dec-18	-	20,000	€1,73	-	57.56%	0.79%	45.86	33.86
24-Jan-19	-	191,000	€1,64	-	67.56%	0.77%	62.24	50.20
16-May-19	-	1,508,000	€1,49	-	75.78%	0.38%	58.55	46.52
01-Nov-19	-	8,000	€1,01	-	82.15%	0.00%	64.99	46.98
01-Dec-19	-	12,000	€1,02	-	81.95%	0.00%	64.01	45.99
01-Feb-20	-	2,000	€0,98	-	80.26%	0.00%	61.97	49.67
01-Jun-20	-	6,000	€0,85	-	86.64%	0.00%	57.99	45.99
01-Oct-20	-	2,000	€0,80	-	85.20%	0.00%	53.95	35.97
15-Jul-20	-	225,000	€0,80	-	85.89%	0.00%	56.51	38.53
01-Jul-19	60,000	20,000	€1,28	-	78.70%	0.07%	69.01	51.02
24-Jul-19	-	980,000	€1,24	-	78.64%	0.00%	68.25	50.27
15-Jul-20	-	1,598,000	€0,80	-	85.89%	0.00%	56.52	38.53
30-Jul-20	20,000	-	€1,28	-	87.02%	0.00%	56.02	38.04
01-Oct-20	-	10,000	€1,28	-	85.20%	0.00%	53.95	35.97
01-Mar-21	-	2,000	€1.08	-	65.06%	0.00%	48.99	31.00
03-May-21	-	8,000	€1.16	-	64.59%	0.01%	46.92	28.93
01-Jun-21	-	4,000	€1.18	-	65.82%	0.01%	45.96	27.98
27-Jul-21	-	30,000	€1.36	-	63.36%	0.00%	44.12	26.14
27-Jul-21	-	202,500	€1.36	-	63.36%	0.00%	44.12	26.14
24-Nov-21	-	40,000	€1.05	-	60.78%	0.14%	49.25	37.25
03-Jul-21	-	2,570,000	€1.38	-	63.10%	0.04%	44.91	26.93
07-Jul-21	-	600,000	€1.39	-	63.11%	0.00%	44.78	26.79
06-May-22	-	5,000	€0.75	-	53.16%	1.64%	58.85	52.87
04-Aug-22	-	38,000	€0.80	-	55.63%	1.41%	55.89	49.91
03-Aug-22	-	425,000	€0.68	-	57.05%	1.50%	67.96	55.92
03-Aug-22	-	3,125,000	€0.68	-	57.05%	1.50%	73.97	61.94
04-Aug-22	-	10,000	€0.80	-	55.63%	1.41%	73.94	61.91
01-Oct-22	-	312,500	€0.74	-	57.26%	2.77%	72.03	60.00
12-Dec-22	-	15,000	€0.74	-	58.30%	2.40%	69.67	63.65

The above inputs for the Black-Scholes model have been determined based on the following:

●	The dividend return is estimated by reference to the historical dividend payment of the Company. Currently, this is estimated to be zero as no dividends have been paid since inception.

●	The expected volatility was determined using the average volatility of the stock over the last two years at the date of grant.

●	Risk-free interest rate is based on the interest rate applicable for the 10Y Belgian government bond at the grant date

NOTE 25: Related parties

Transactions between the Company and its employees, consultants or Directors are described below. There were no other related party transactions.

Remuneration of key management personnel

During the year ended December 31, 2022, the executive management team included four members:

1. Chief Executive Officer, Mr. Michael McGarrity

2. Executive Vice President of Corporate Development & General Counsel, Mr. Joseph Sollee

3. Chief Financial Officer, Mr. Ron Kalfus

4. Chief Commercial Officer, Mr. John Bellano

Their combined remuneration package, including employer taxes, amounted to the following:

Thousands of $ except per personnel, warrants & share amounts For The Years ended December 31	2022	2021	2020
Number of management members and Executive Directors	4	4	4
Short-term employee benefits	1,550	1,545	1,535
Post-employment benefits	54	52	23
Other employment costs	219	207	174
Total benefits	1,822	1,804	1,732
IFRS share-based compensation expense	863	982	596
Number of warrants offered	2,200,000	2,200,000	1,183,000
Cumulative outstanding warrants	8,088,000	5,888,000	3,688,000
Exercisable warrants	3,618,642	1,282,238	1,036,250

The following table sets forth the number of warrants that were exercised, granted and accepted in aggregate by the four members of the executive management team:

	2022	2021	2020
Number of warrants exercised	0	0	0
Number of new warrants granted and accepted	2,200,000	2,200,000	1,183,000
Annualized IFRS cost for existing warrants	$863,000	$982,000	$596,000

No loans, quasi-loans or other guarantees are outstanding with members of the executive management team.

Remuneration of the Board

The total remuneration of the Board of Directors (including the Executive Director) in 2022, 2021, and 2020 was $876,000, $863,000, and $775,000, respectively (excluding VAT, stock-based compensation and reimbursement of expenses). No advances or credits have been granted to any member of the Board of Directors. None of the members of the Board of Directors have received any non-monetary remuneration other than warrants as disclosed above.

Transactions with Non-Executive Directors

Since 2012, the Non-Independent Directors do not receive a fee payment for attending and preparing for Board meetings or for assisting the Company with Board matters. They receive reimbursement for expenses directly related to the Board meetings, totaling less than $23,000 in 2022.

The Independent Directors receive a fee for attending and preparing meetings of the Board of Directors and for assisting the Company with Board matters, and they receive reimbursement for expenses directly related to the Board meetings. In 2022, 2021, and 2020, fees and expense reimbursement in the amount of $314,000, $302,000, and $231,000, respectively, were paid to independent members of the Board of Directors.

No warrants were granted to Non-Executive Directors in 2022 and no warrants were exercised in 2022.

NOTE 26: Significant agreements, commitments and contingencies

Fair value of Other financial liabilities

On September 18, 2015, MDxHealth acquired MDxHealth BV (former NovioGendix), a Dutch molecular diagnostic research and service company with expertise in the urological oncology. The terms of the acquisition consisted of initial consideration paid in 1,086,956 shares of MDxHealth common stock, issued at €4.14 representing the average closing price of the Company’s shares on Euronext Brussels during a period of 30 days ending on September 17, 2015. In addition to this equity, additional cash consideration of €250,000 was paid. On top of the acquisition price, MDxHealth is committed to pay future milestone fees. The Company paid €1.0 million, being $1 million regarding these milestone fees in 2017. The Company is contractually required to pay at maturity to the holder of the obligation the amount of maximum $2.2 million. Based on its judgement and estimates, the management believes future milestones will be paid in 2023 and 2024. The fair value of this contingent consideration as of December 31, 2022 is estimated at $1.2 million over the period 2022-2023 (2021: $1.6 million) and was accounted for as other financial liabilities (current and non-current) as detailed in Note 16.

As part of the acquisition of the GPS business from Exact Sciences in August 2022, an aggregate earn-out amount of up to $70 million is to be paid by MDxHealth to Exact Sciences upon achievement of certain revenue milestones related to fiscal years 2023 through 2025, with the maximum earn-out payable in relation to 2023 and 2024 not to exceed $30 million and $40 million, respectively. The contingent consideration has been assessed at $50.5 million which has been accounted for under other non-current liabilities as further detailed in Note 3. The liability recognized reflects a probability-weighted estimate at the current net present value which is expected to become payable. Future fair value adjustments to this contingent consideration will be recognized in the statement of profit or loss. The value of the contingent liability for GPS is $52.9 million as of December 31, 2022, and was accounted for as other non-current financial liabilities as detailed in Note 16.

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

MDxHealth collaborates on research and clinical development with many of the world’s leading academic and government cancer research institutes. These important relationships provide the Company with additional resources and expertise for clinical marker validation as well as access to patient samples for testing. MDxHealth’s collaborators include such prestigious institutions as Johns Hopkins University Medical Institutions (US), Duke University Medical Center (US), Harvard Medical School (US), Cleveland Clinic (US), University of Colorado (US) and University of California at Los Angeles (US) among others.

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

Commercial and intellectual property sub-licensing agreements

The Company has entered into numerous partnering and sub-licensing agreements. With regards to the Company’s developed tests, the Company has entered into a range of marketing and sales arrangements with commercial entities. These important relationships provide the Company with additional resources and infrastructure to expand the geographic reach and awareness of the Company’s solutions, primarily in relation to the Confirm mdx and Select mdx tests. MDxHealth’s marketing partners include, Ferrer Internacional (Spain), Teva Pharmaceuticals (Israel), and SouthGenetics (South and Central America), LifeLabs (Canada) and, in the US, LabCorp, Miraca Life Sciences, Bostwick Laboratories.

In regard to intellectual property that MDxHealth has developed or improved, MDxHealth has sublicensed certain of its non-core technologies to commercial partners, several of whom have launched products that generate royalties and other fees. These sublicenses include an exclusive sublicense to Laboratory Corporation of America (LabCorp) for the MGMT test, which LabCorp began to commercialize in North America in 2008, and an exclusive sublicense to Vesica Health, Inc. for the Company’s patented AssureMDx test for the purpose of bladder cancer detection on a worldwide basis.

Litigation

As of the date of this document and as far as MDxHealth is aware, the Company is not involved in any material legal proceedings.

NOTE 27: Subsequent events

On February 3, 2023, the Company announced the pricing of a registered public offering of 10,000,000 American Depositary Shares (“ADSs”) (each representing 10 ordinary shares of the Company without nominal value) at a price to the public of $4.00 per ADS (equivalent to a price of €0.364 per share, assuming an exchange rate of €1 = $1.0988 as published by the European Central bank on February 2, 2023 and a 10-for-1 ADS to share ratio) for total gross proceeds of $40.0 million before deducting commissions and estimated offering expenses.

On March 6, 2023, the Company announced that, in the context of the above-mentioned offering, the underwriters exercised the option to purchase additional ADSs, on the same terms and conditions as stated above, in the amount of 750,000 ADSs for gross proceeds of $3.0 million, bringing the aggregate gross proceeds from this transaction to $43.0 million.

On April 19, 2023, the Company announced that it has received notice that its Select mdx for Prostate Cancer test has successfully completed the technical assessment process with the Molecular Diagnostics Services (MolDX) Program developed by Palmetto GBA. Select mdx will be reimbursed throughout the U.S. for Medicare patients who meet coverage conditions under the foundational Local Coverage Determination (LCD) for Molecular Biomarkers to Risk-Stratify Patients at Increased Risk for Prostate Cancer.

NOTE 28: Subsidiaries

The Company has the following two wholly-owned direct subsidiaries:

MDxHealth Inc.
Address	15279 Alton Parkway – Suite 100 – Irvine, CA 92618
Incorporation Date	April 14, 2003
Number of employees	236 at December 31, 2022, 176 at December 31, 2021 and 163 at December 31, 2020.

MDxHealth B.V.
Address	Transistorweg 5, 6534 AT Nijmegen, The Netherlands
Incorporation Date	October 18, 2006
Incorporated into MDxHealth on	September 18, 2015
Number of employees	12 at December 31, 2022, 11 at December 31, 2021 and 9 at December 31, 2020.

NOTE 29: Principal audit fees and services

During the past fiscal year, in addition to their usual activity, the statutory auditor performed additional activities on behalf of the Company mainly for the issuance of special reports related to warrant plans, grant report certification, for participation to the audit committees and for participation to special projects.

The detail is presented in the table below:

For the years ended	in thousands of $			in thousands of €
December 31	2022	2021	2020	2022	2021	2020
Audit fee for statutory and consolidated financials	239	182	85	226	155	75
Other audit fees	191	183	-	180	156	-
Audit related and other services	42	17	10	39	14	8
Total	472	382	95	445	325	83