Form 20-F
period 2024-12-31
MDxHealth SA
filed 2025-03-31
CIK 1872529

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2024

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

Indicate the number of outstanding shares of each of the issuer’s class of capital or common stock as of the close of the period covered by the annual report. Ordinary shares, no nominal value per share: 49,497,334 as of December 31, 2024.

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

Our headquarters and principal executive offices are located at CAP Business Center, Zone Industrielle des Hauts-Sarts, Rue d’Abhooz 31, 4040 Herstal, Belgium, our telephone number is +1 (866) 259-5644 and our email is info@mdxhealth.com. Our website address is www.mdxhealth.com. The information contained on, or accessible through, our website is not incorporated by reference into this annual report, and you should not consider any information contained in, or that can be accessed through, our website as part of this annual report.

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

All references in this annual report to “$” are to U.S. dollars and all references to “€” are to Euros. Solely for the convenience of the reader, certain Euro amounts herein have been translated into U.S. dollars at the official exchange rate quoted as of December 31, 2024, by the European Central Bank of €1.00 to $1.039 for assets and liabilities and €1.00 to $1.082 for income and expenses. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as at that or any other date.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements. All statements other than statements of historical facts contained in this annual report, including statements regarding our strategy, future operations, future financial position, future revenue, projected costs, prospects, plans, objectives of management and expected market growth are forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. You can find many (but not all) of these statements by looking for words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “would,” “should,” “could,” “may”, “potential”, “will”, “goal”, “next”, “aim”, “explore” or other similar expressions in this annual report. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations or projections, including, but not limited to, those identified under Item 3D. “Risk Factors” in this annual report. Actual results may differ materially from those discussed as a result of various factors, including, but not limited to:

●	our plans relating to commercializing our tests and related diagnostic products and services (collectively “tests”, “testing solutions” or “solutions”) and the rate and degree of market acceptance of our solutions;

●	the size of the market opportunity for our Confirm mdx, Select mdx, Resolve mdx, Monitor mdx and Genomic Prostate Score (“GPS”) tests and other tests and solutions we commercialize or may develop;

●	the acceptance of our testing solutions by healthcare providers;

●	the willingness of health insurance companies and other payers to cover our testing solutions and adequately reimburse us for such solutions;

●	our plans relating to the further development of testing solutions;

●	existing regulations and regulatory developments in the United States, Europe and other jurisdictions;

●	our ability to obtain and maintain regulatory approvals and comply with applicable regulations;

●	timing, progress and results of our research and development programs;

●	the period over which we estimate our existing cash will be sufficient to fund our future operating expenses and capital expenditure requirements;

●	our ability to attract and retain qualified employees and key personnel;

●	the scope of protection we are able to establish and maintain for intellectual property rights covering our testing solutions and technology;

●	our ability to operate our business without infringing the intellectual property rights and proprietary technology of third parties;

●	the possibility that the anticipated benefits from our business acquisitions will not be realized in full or at all or may take longer to realize than expected;

●	cost associated with defending intellectual property infringement, product liability and other claims;

●	uncertainties associated with global macroeconomic conditions; and

●	other risks and uncertainties, including those listed under Item 3D. “Risk Factors.”

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

Summary of Risk Factors

●	We have a history of losses and expect to incur net losses in the future and may never achieve profitability.

●	We might require substantial additional funding to continue our operations and to respond to business needs or take advantage of new business opportunities, which may not be available on acceptable terms, or at all.

●	Our loan facility contains restrictions that limit our flexibility in operating our business, and if we fail to comply with the covenants and other obligations under our loan agreement, the lenders may be able to accelerate amounts owed under the facility and may foreclose upon the assets securing our obligations.

●	We may engage in acquisitions that are not successful and which could disrupt our business, cause dilution to our stockholders and reduce our financial resources.

●	Our operating results could be subject to significant fluctuation, which could increase the volatility of our stock price and cause losses to our shareholders.

●	The molecular diagnostics industry is highly competitive and characterized by rapid technological changes and we may be unable to keep pace with our competitors.

●	Our financial results are largely dependent on sales of two tests, Confirm mdx and GPS, and we will need to generate sufficient revenues from these tests and other future solutions to grow our business.

●	We face uncertainties over the reimbursement of our tests by third party payors.

●	Our business may be adversely affected by global macroeconomic conditions and volatility in the capital markets.

●	If we are unable to retain intellectual property protection in relation to our tests or if we are required to expend significant resources to protect our intellectual property position, our competitive position could be undercut.

●	We may be subject to substantial costs and liabilities or be prevented from using technologies incorporated in our tests as a result of litigation or other proceedings relating to patent rights.

●	We rely on strategic collaborative and license arrangements with third parties to develop critical intellectual property. We may not be able to successfully establish and maintain such intellectual property.

●	Due to billing complexities in the diagnostic and laboratory service industry, we may have difficulties receiving timely payment for the tests we perform, and may face write-offs, disputes with payors and patients, and long collection cycles.

●	We face an inherent risk of product liability claims.

●	Failure to attract or retain key personnel or to secure the support of key scientific collaborators could materially adversely impact our business.

●	Our business and reputation will suffer if we are unable to establish and comply with, stringent quality standards to assure that the highest level of quality is observed in the performance of our tests.

●	Our laboratory facilities may become inoperable due to natural or man-made disasters or regulatory sanctions.

●	We rely on a limited number of third-party suppliers for services and items used in the production and operation of our testing solutions, and some of those services and items are supplied from a single source. Disruption of the supply chain, unavailability of third-party services required for the performance of the tests, modifications of certain items or failure to achieve economies of scale could have a material adverse effect on us.

●	Failures in our information technology, storage systems, or our clinical laboratory equipment could significantly disrupt our operations and our research and development efforts.

●	The use of Artificial Intelligence presents new risks and challenges to our business.

●	We expect to make significant investments to research and develop new tests, which may not be successful.

●	Our research and development efforts will be hindered if we are not able to obtain samples, contract with third parties for access to samples or complete timely enrollment in future clinical trials.

●	Failure to comply with governmental payor regulations could result in us being excluded from participation in Medicare, Medicaid or other governmental payor programs, which would adversely affect our business.

●	Failure to comply with federal, state and foreign laboratory licensing and related requirements could cause us to lose the ability to perform our tests, experience disruptions to our business, or become subject to administrative or judicial sanctions.

●	The FDA may change its position with respect to its regulation of the laboratory developed tests we offer or may seek to offer in the future, causing us to incur substantial costs and time delays associated with meeting requirements for pre-market clearance or approval or we could experience decreased demand for or reimbursement of our tests.

●	Delays in receipt of, or failure to obtain, required FDA clearances or approvals for our products in development, or improvements to or expanded indications for our current offerings, could materially delay or prevent us from commercializing or otherwise adversely impact future product commercialization.

●	We expect to rely on third parties to conduct any future studies of our technologies that may be required by the FDA or other U.S. or foreign regulatory bodies, and those third parties may not perform satisfactorily.

●	We conduct business in a heavily regulated industry, and changes in regulations or violations of regulations may, directly or indirectly, adversely affect our results of operations and financial condition and harm our business.

●	Our business is subject to various complex laws and regulations applicable to providers of clinical diagnostic products and services.

●	Failure to comply with privacy, security, and consumer protection laws and regulations could result in fines, penalties and damage to our reputation and have a material adverse effect on our business.

●	Our employees, independent contractors, consultants, commercial partners, and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

●	Our operating results could be materially adversely affected by unanticipated changes in tax laws and regulations, adjustments to our tax provisions, exposure to additional tax liabilities, or forfeiture of our tax assets.

●	Certain of our significant shareholders may have different interests from us and may be able to control us, including the outcome of shareholder votes.

●	Holders of our ordinary shares should be aware that the rights provided to holders of our ordinary shares under Belgian corporate law and our Articles of Association differ in certain respects from the rights that you would typically enjoy as a shareholder of a U.S. company under applicable U.S. federal and state laws.

●	Concentration of ownership of our ordinary shares among our existing executive officers, directors and principal shareholders may prevent holders of our ordinary shares from influencing significant corporate decisions.

●	As a foreign private issuer and as permitted by the listing requirements of Nasdaq, we rely on certain home country corporate governance practices rather than the corporate governance requirements of Nasdaq.

●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

●	We incur significant costs as a result of operating as a company that is publicly listed on Nasdaq, and our management is required to devote substantial time to compliance initiatives.

●	If we fail to implement and maintain effective internal controls over financial reporting, our ability to produce accurate financial statements on a timely basis could be impaired.

Risks Related to Our Business and Industry

We have a history of losses and expect to incur net losses in the future and may never achieve profitability.

We have incurred substantial net losses since our inception, and there can be no assurance that we will achieve profitability. As of December 31, 2024, we had an accumulated deficit of $369.5 million and for the year ended December 31, 2024, we had a net loss of $38.1 million and net cash outflows from operating activities of $18.5 million. We expect our losses to continue as a result of costs relating to ongoing research and development and for increased selling and marketing costs for existing and planned testing solutions. These losses have had, and will continue to have, an adverse effect on our working capital, total assets, and stockholders’ equity. Even if we achieve significant revenues, we may not become profitable, and even if we achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Failure to become and remain consistently profitable could adversely affect the market price of our common stock and could significantly impair our ability to raise capital or expand our business in accordance with our growth strategy. Historically, we have been able to raise capital at regular occasions. If we are unable to continue to do this, our ability to operate as a going concern could be seriously compromised.

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

Additionally, under the terms of the Asset Purchase Agreement pursuant to which we acquired the GPS prostate cancer business of Exact Sciences Corporation (“Exact Sciences”), we agreed to make additional earnout payments to Exact Sciences in 2025, 2026, and 2027, based upon a portion of the reported revenues attributable to the GPS business in each of 2024, 2025 and 2023, respectively, in an aggregate amount of up to $82.5 million, with the maximum earnout payable in 2025 not to exceed $40 million. At our option, the earnout amounts can be settled in cash or through the issuance of shares to Exact Sciences, provided that the aggregate number of shares held by Exact Sciences will not exceed more than 7.5% of our outstanding shares.

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

Our credit facility contains restrictions that limit our flexibility in operating our business, and if we fail to comply with the covenants and other obligations under our credit facility, the lenders may be able to accelerate amounts owed under the facility and may foreclose upon the assets securing our obligations.

On May 1, 2024, we entered into a $100 million Credit Agreement (the “Credit Agreement”) with certain funds managed by OrbiMed Advisors LLC (“OrbiMed”) which Credit Agreement was amended in July and August 2024. The Credit Agreement provides for a five-year senior secured credit facility in an aggregate principal amount of up to $100 million, of which (i) $55 million was advanced in May 2024, (ii) $25 million was advanced in March 2025, and (iii) $20 million will be made available, at our discretion, on or prior to March 31, 2026, subject to certain net revenue requirements and other customary conditions. All obligations under the credit agreement are secured by substantially all of our assets, including intellectual property rights. The Credit Agreement matures on May 1, 2029.

We are subject to a number of affirmative and restrictive covenants pursuant to the Credit Agreement, which limit or restrict our ability to (subject to certain qualifications and exceptions): create liens and encumbrances; incur additional indebtedness; merge, dissolve, liquidate or consolidate; make acquisitions, investments, advances or loans; dispose of or transfer assets; pay dividends or make other payments in respect of their capital stock; amend certain material documents; redeem or repurchase certain debt; engage in certain transactions with affiliates; enter into certain restrictive agreements; and engage in certain other activities customary for a senior secured credit facility. In addition, if, for any quarter beginning on June 30, 2025 and until the maturity date of the Credit Agreement, our net revenue does not meet certain minimum amounts, then, subject to certain cure rights specified in the Credit Agreement, we will be required to repay the outstanding principal amount of the Credit Agreement in equal monthly installments, together with accrued interest on the principal repaid and a repayment premium and other fees, until the maturity date of the Credit Agreement. In addition, an event of default will occur if we fail to maintain certain levels of unrestricted cash and cash equivalents during various time periods, including monthly assessments thereof, initially at a minimum level of $20 million and subsequently reducing to a $5 million minimum level following the achievement of certain milestones, as further described in the Credit Agreement filed as exhibit 4.1 to Form 6-K, dated May 1, 2024. Subsequent amendments to the Credit Agreement, filed as exhibits 4.1 and 4.2 to Form 6-K, dated August 21, 2024, have temporarily reduced the initial minimum level of unrestricted cash and cash equivalents to $12.5 million until December 31, 2024.

Our obligations under the Credit Agreement are subject to acceleration upon the occurrence of an event of default (subject to applicable notice and grace periods). We may also enter into other debt agreements in the future which may contain similar or more restrictive terms.

Our ability to remain in compliance with financial covenants contained in the Credit Agreement, to request additional advances under the Credit Agreement, and to make scheduled payments required under the Credit Agreement depends on numerous factors, including our financial and operating performance. There can be no assurance that we will maintain a level of cash reserves or cash flows from operating activities sufficient to remain in compliance with applicable financial covenants, to qualify for additional advances under the Credit Agreement, and to permit us to pay the principal, premium, if any, and interest on our existing or future indebtedness. If our cash flows and capital resources prove insufficient, we may be forced to reduce or delay capital expenditures, sell assets or operations, seek additional capital or restructure or refinance our indebtedness. We cannot assure you that we would be able to take any of these actions, or that these actions would permit us to remain in compliance with the Credit Agreement or to meet our scheduled debt service obligations. Failure to comply with the terms and conditions of the Credit Agreement will (subject to applicable notice and grace periods) result in an event of default, which could result in an acceleration of amounts due under the Credit Agreement. We may not have sufficient funds or may be unable to arrange for additional financing to repay our indebtedness or to make any accelerated payments, and OrbiMed could seek to enforce security interests in the collateral securing such indebtedness, which would harm our business. In addition, if we are unable to timely achieve certain minimum revenue and liquidity targets, we will be unable to borrow additional funds pursuant to the Credit Agreement, which could negatively impact our ability to fund our operations.

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

Currently, we rely significantly on the sales of Confirm mdx and GPS tests in the United States for our revenues, with these tests combined accounting for approximately 80% of total revenue in 2024, 79% of total revenue in 2023, and 84% of total revenue in 2022.

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

Medicare accounted for approximately 41% of MDxHealth’s revenues in 2024 compared to 39% of MDxHealth’s revenues in 2023. See Note 4 in the Notes to Consolidated Financial Statements included in Part III for further detail.

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

The growth of our business is, and will continue to be, affected by changes in the overall global economy. Various macroeconomic factors could adversely affect our business and the results of our operations and financial condition, including changes in inflation, high interest rates, foreign currency exchange rates, weakness in general economic conditions and threatened or actual recessions, including those resulting from the current and future conditions in the global financial markets, shifting political landscapes, and budgeting constraints of governmental entities. Cost inflation, including increases in raw material prices, labor rates, transportation costs and tariffs, may continue to impact our profitability. Our ability to recover these cost increases through price increases is significantly limited by the process by which we are reimbursed for our products and services by government and private payors. In addition, disruptions in the U.S., Europe or other economies, including due to geopolitical conflict or uncertainty and changing international trade policies, could disrupt global markets, interrupt global supply chains, and have other potential inflationary or recessionary effects on the global economy.

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

Our ability to protect our discoveries, know-how and technologies affects our ability to compete and to achieve profitability. We rely on a combination of U.S. and foreign patents and patent applications, copyrights, trademarks and trademark applications, confidentiality or non-disclosure agreements, material transfer agreements, licenses and consulting agreements to protect our intellectual property rights. We also maintain certain company know-how, algorithms, and technological innovations designed to provide us with a competitive advantage in the marketplace as trade secrets. As of March 31, 2025, we owned or had exclusive rights to more than fifteen patent families related to our molecular technology and cancer-specific biomarkers. Specifically, there are 163 granted or pending patent applications in this group comprised of fifteen issued or allowed U.S. patents, five pending U.S. provisional or non-provisional applications, three pending international patent applications filed under the Patent Cooperation Treaty (“PCT”) and 140 granted or allowed patents in jurisdictions outside the United States, including Japan, Canada, Israel and the major European countries. Our issued U.S. patents expire at various times between 2029 and 2036. Of these issued patents, twenty cover intellectual property used in our Select mdx test, the last of which expires in 2036, and 76 cover intellectual property used in our GPS test, the last of which expires in 2038. When these patents expire other companies will no longer be prohibited from incorporating the subject intellectual property into competing tests they may seek to develop.

While we intend to pursue additional and future patent applications, it is possible that pending patent applications and any future applications may not result in issued patents. Additionally, agency workforce reductions or turnover could delay or change the outcome of approvals or decisions on which we rely to protect our intellectual property. Even if patents are issued, third parties may independently develop similar or competing technology that avoids our patents. Third parties may also assert infringement or other intellectual property claims against us or against our licensors, licensees, suppliers or strategic partners. Any actions regarding patents could be costly and time-consuming and could divert the attention of management and key personnel from other areas of our business. Further, we cannot be certain that the steps we have taken will prevent the misappropriation of our trade secrets and other confidential information as well as the misuse of our patents and other intellectual property, particularly in foreign countries with no patent protection.

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

We currently perform testing services in our laboratory facilities located in Irvine, California and Plano, Texas. These laboratory facilities could become inoperable due to circumstances that may be beyond our control, and such inoperability could adversely affect our business and operations. The facilities, equipment and other business process systems would be costly to replace and could require substantial time to repair or replace. The inability to perform our tests or the backlog of tests that could develop if any of our facilities become inoperable for even a short period of time may result in the loss of customers or harm our reputation, and we may be unable to regain those customers or rebuild our reputation in the future. Although we possess insurance for damage to our property and the disruption of our business, this insurance may not be sufficient to cover all of our potential losses and may not continue to be available to us on acceptable terms, if at all.

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

The use of Artificial Intelligence presents new risks and challenges to our business.

Artificial Intelligence (“AI”) is increasingly being used across the global business landscape, including in the life sciences and healthcare industries. We have already employed certain AI technologies into our business to enhance our operations, products, technology, and services and expect our use of AI to increase as the technology rapidly evolves and improves.

However, AI innovation presents risks and challenges that could impact our business. AI algorithms may be flawed. Datasets may be insufficient or contain biased information. Ineffective AI development and deployment practices by us or our commercial partners could result in violations of our confidentiality and privacy obligations or applicable laws and regulations, jeopardize our intellectual property rights, cause or contribute to unlawful discrimination, result in the misuse of personally identifiable information, including PHI, or give rise to significant cyber security risks, any of which could have a material adverse effect on our business, results of operations, and financial condition.

We may also face increased competition from other companies that are employing AI and related technologies, some of whom may develop more effective methods than we and any of our commercial partners have, which could have a material adverse effect on our business, results of operations, or financial condition. In addition, uncertainties regarding developing legal and regulatory requirements and standards may require significant resources to modify and maintain business practices to comply with U.S. and foreign laws concerning the use of AI and related technologies, the nature of which cannot be determined at this time.

We expect to make significant investments to research and develop new tests, which may not be successful.

We are seeking to improve the performance of our existing testing solutions and to continue to expand our menu of products and services. For example, in August 2022, we acquired the GPS test from Exact Sciences and in September 2022, we developed and launched Resolve mdx which is a non-invasive urine test that identifies and quantifies infectious bacteria and their antibiotics susceptibility to help ensure patients receive the correct diagnosis and treatment as quickly as possible. In addition, we recently introduced a new genetic test offering to assess hereditary risk for prostate cancer into selected targeted markets and we are currently developing an additional product, Monitor mdx, as a non-invasive test to risk stratifies patients for continued active surveillance versus intervention.

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

Our current tests are regulated as laboratory developed tests (“LDTs”) and we may seek to commercialize future products as LDTs. LDTs are clinical laboratory tests that are developed and validated by a laboratory for its own use. The FDA historically has taken the position that it has the authority to regulate such tests as medical devices under the FDCA and until recently has for the most part exercised enforcement discretion and has not required clearance, de novo classification, or approval of LDTs prior to marketing.

In May 2024, the FDA issued a final rule (the “LDT Rule”) that amended the FDA’s regulations to make explicit that LDTs are devices under the FD&C Act. Along with the final rule, the FDA finalized a policy under which the FDA’s historical LDT enforcement discretion will be phased out over the course of three years, as well as targeted enforcement discretion policies for certain categories of LDTs. Under the LDT Rule and this policy, (1) from May 2025 to May 2028 various requirements will be phased in including medical device reporting (“MDR”) requirements, correction and removal reporting requirements, registration and listing requirements, labeling requirements, investigational use requirements and quality system requirements, (2) beginning in November 2027, premarket review requirements will become applicable to high risk (e.g., Class III) LDTs and (3) beginning in May 2028, premarket review requirements will become applicable to moderate and low risk LDTs. LDTs that were first marketed prior to May 6, 2024 (and have not been significantly modified) (“Grandfathered LDTs”) and LDTs for unmet medical needs manufactured and performed by labs integrated in a healthcare system, will not be subject to premarket review and most of the quality system requirements. Implementation and enforcement of the LDT Rule by the FDA may materially impact our development and commercialization of LDTs, including our current tests as well as future tests we may seek to develop.

The LDT Rule has been challenged in the federal courts and that case is ongoing. It is possible that courts could strike down portions or all of the LDT Rule. It is unclear how the current presidential administration may implement or enforce the LDT Rule. Additionally, the U.S. Congress may enact statutory changes that could alter or eliminate the LDT Rule. Even if the LDT Rule remains in its current form, the FDA will likely develop new policies to implement the rule that may materially impact our development and commercialization of LDTs.

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

These U.S. laws and regulations are complex and are subject to interpretation by the U.S. courts and government agencies. Our failure to comply with such laws and regulations could lead to significant civil or criminal penalties, exclusion from participation in state and federal health care programs, individual imprisonment, disgorgement of profits, contractual damages, reputational harm, diminished profits and future earnings, additional reporting or oversight obligations if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with the law, curtailment or restructuring of our operations, or prohibitions or restrictions on our laboratories’ ability to provide or receive payment for our services, any of which could adversely affect our ability to operate our business and pursue our strategy. Even where we are able to successfully defend against any such claims, any potential audit, enforcement action, or litigation would involve substantial internal and external resources, detract from our executives’ day-to-day responsibilities, and result in legal expenditures, all of which could materially adversely affect our results of operations. While we believe that we are in material compliance with all applicable laws and regulations, there remains a risk that one or more government agencies could take a contrary position, or that a private party could file suit under the qui tam provisions of the federal False Claims Act or a similar state law. Such occurrences, regardless of their outcome, could damage our reputation and adversely affect important business relationships with third parties, including managed care organizations, and other private third-party payors.

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

The net operating loss carry forwards of our corporate subsidiaries may be unavailable to offset future taxable income because of restrictions under U.S. tax law. As of December 31, 2024, consolidated net tax loss carry forwards amounted to $333.9 million. Our NOLs generated in tax years ending on or prior to December 31, 2017 are only permitted to be carried forward for 20 taxable years under applicable U.S. federal tax law, and therefore could expire unused. We consider that it is highly likely that we will be unable to use at least a portion of these NOLs, in light of our continued losses. Under tax legislation commonly referred to as the Tax Cuts and Jobs Act (“TCJA”), as modified by the CARES Act, our federal NOLs generated in tax years ending after December 31, 2017 may be carried forward indefinitely and NOLs arising in taxable years beginning after December 31, 2017 and before January 1, 2021 may be carried back to each of the five taxable years preceding the tax year of such loss, but NOLs arising in taxable years beginning after December 31, 2020 may not be carried back. In addition, under the TCJA, as modified by the CARES Act, for taxable years beginning after December 31, 2020, the deductibility of federal NOLs generated in taxable years beginning after December 31, 2017 is limited to 80% of current year taxable income. It is uncertain if and to what extent various states will conform to the TCJA, as modified by the CARES Act.

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

Given that we have historically generated operating losses, any change in our ability to use NOLs could have a severe impact on us if and when we become profitable. As of December 31, 2024, we had an accumulated deficit of $369.5 million and for the year ended December 31, 2024, we had a net loss of $38.1 million.

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

As of March 15, 2025, (i) MVM Partners LLP beneficially owned approximately 9.5% of our ordinary shares and has one representative at the board level (Dr. Eric Bednarski), (ii) Bleichroeder LP owned approximately 14.9% of our ordinary shares, and (iii) AWM Investment Company beneficially owned approximately 9.9% of our ordinary shares. In addition, as long as two of MVM Partners LLP’s funds (MVM V LP and MVM GP (No.5) LP) hold in aggregate 5% of our company’s outstanding shares, they are entitled to have one observer at the board level (see Item 7B. “Related party transactions — MVM Subscription Agreement”). As a result, these shareholders will be able to exercise a significant level of control over all matters requiring stockholder approval, including the election of directors, amendment of our Articles of Association and approval of certain significant corporate transactions. This control could have the effect of delaying or preventing a change of control of the Company or changes in management, in each case, which other shareholders might find favorable, and will make the approval of certain transactions difficult or impossible without the support of these significant shareholders.

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

We have never declared or paid any cash dividends on our ordinary shares, and we intend to retain all available funds and any future earnings to fund the development and expansion of our business. In addition, our loan agreement with OrbiMed limits our ability to pay any such dividends. Therefore, holders of our ordinary shares are not likely to receive any dividends for the foreseeable future and the success of an investment in our ordinary shares will depend upon any future appreciation in their value. Consequently, investors may need to sell all or part of their holdings of our ordinary shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment. There is no guarantee that our ordinary shares will appreciate in value or even maintain the price at which our investors have purchased them. Investors seeking cash dividends should not purchase our ordinary shares.

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

Our executive officers, directors, greater than five percent shareholders and their affiliates beneficially owned approximately 51.7% of our outstanding ordinary shares as of March 15, 2025. Depending on the level of attendance at our general meetings of shareholders, these shareholders, either alone or voting together as a group, will be in a position to determine the outcome of decisions taken at any such general meeting. Any shareholder or group of shareholders controlling more than 50% of the share capital present and voting at our general meetings of shareholders may control any shareholder resolution requiring a simple majority, including the appointment of Board members, as well as certain decisions relating to our capital structure, the approval of certain significant corporate transactions and amendments to our Articles of Association. Among other consequences, this concentration of ownership may prevent or discourage unsolicited acquisition proposals that shareholders may believe are in the best interest of the Company. Some of these persons or entities may have interests different than those of our shareholders.

Future sales, or the perception of future sales, of a substantial number of our ordinary shares could adversely affect the price of our ordinary shares, and actual sales of our equity will dilute current holders of our ordinary shares.

Future sales of a substantial number of our ordinary shares, or the perception that such sales will occur, could cause a decline in the market price of our ordinary shares. Approximately 23.5 million ordinary shares are held by our directors, executive officers and greater than five percent shareholders. If one or more of these securityholders sell substantial amounts of ordinary shares in the public market, or the market perceives that such sales may occur, the market price of our ordinary shares and our ability to raise capital through an issue of equity securities in the future could be adversely affected.

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

As a foreign private issuer, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. The determination of foreign private issuer status is made annually on the last business day of our most recently completed second fiscal quarter. Accordingly, we will next make a determination with respect to our foreign private issuer status on June 30, 2025. There is a risk that we will lose our foreign private issuer status in the future.

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

We are subject to reporting obligations under U.S. securities laws and the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F for the year ended December 31, 2024. If we fail to implement and maintain adequate disclosure controls and procedures, our management may conclude that our internal control over financial reporting is not effective. This conclusion could adversely impact the market price of our ordinary shares due to a loss of investor confidence in the reliability of our reporting processes.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We were incorporated on January 10, 2003 as a company with limited liability (naamloze vennootschap/société anonyme) incorporated and operating under the laws of Belgium. We are registered with the legal entities register (Liège) under enterprise number 0479.292.440. We were publicly listed on Euronext Brussels in June 2006 and we had ADSs listed on the Nasdaq Capital Market in November 2021. In November 2023, we completed a share consolidation of our ordinary shares by means of a 1-for-10 reverse split, such that following the share consolidation each ADS represented one ordinary share (instead of 10 ordinary shares previously). Following the share consolidation and also during November 2023, we completed the mandatory exchange of all of our ADSs for one ordinary share each and subsequently terminated our ADS facility. Following a transition period, the Company de-listed its ordinary shares from Euronext Brussels and as of December 18, 2023, our ordinary shares began solely trading on the Nasdaq Capital Market under the symbol “MDXH.” In October 2010, the Company’s name was changed from OncoMethylome Sciences SA to MDxHealth SA. We have two directly held, wholly owned subsidiaries: MDxHealth, Inc., a Delaware company incorporated in April 2003, and MDxHealth B.V., a Dutch company incorporated in September 2015. Our agent for service of process in the United States is MDxHealth, Inc., which is located at 15279 Alton Parkway – Suite 100, Irvine, CA 92618. MDxHealth, Inc.’s telephone number is +1 949-812-6979.

Our headquarters and principal executive offices are located at CAP Business Center, Zone Industrielle des Hauts-Sarts, Rue d’Abhooz 31, 4040 Herstal, Belgium, our telephone number is +1 (866) 259-5644 and our email is info@mdxhealth.com. Our website address is www.mdxhealth.com. The information contained on, or accessible through, our website is not incorporated by reference into this annual report, and you should not consider any information contained in, or that can be accessed through, our website as part of this annual report or in deciding whether to purchase our ordinary shares.

Our capital expenditures for the years ended December 31, 2024, 2023, and 2022 amounted to $1.2 million, $2.7 million, and $2.8 million, respectively. These capital expenditures primarily consisted of laboratory equipment, information technology equipment, and leasehold improvements. Our research and development costs for the years ended December 31, 2024, 2023, and 2022 amounted to $10.6 million, $6.4 million, and $5.5 million, respectively. These research and development costs primarily consisted of expenses incurred in connection with the development of our pipeline products, such as labor costs (including salaries, bonuses, benefits, and stock-based compensation), reagents and supplies, clinical studies, outside services, patent expenses, depreciation of laboratory equipment, facility occupancy and information technology costs. We recognize research and development expenses in the period in which they are incurred, except for those development expenses that qualify for capitalization (refer to Note 11 in the consolidated financial statements). We expect that our research and development expenses will increase in absolute dollars as we continue to develop additional products, however, we expect that these expenses will decrease as a percentage of revenue over the long term, though they may fluctuate as a percentage from period to period due to the timing and extent of these expenses. For the near future, our investments will mainly remain in the United States where our molecular laboratory facility is currently located.

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

Market Opportunity

Prostate cancer is the most diagnosed cancer and the second leading cause of cancer death in men. According to the NIH National Cancer Institute, in 2024, approximately 299,000 men were expected to be diagnosed with prostate cancer in the United States, with more than 35,000 dying from the disease.

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

Guidelines Inclusion

GPS was first included in the NCCN Prostate Cancer guidelines in 2019. In its most recent guideline update, the NCCN Prostate Cancer panel implemented new evidentiary criteria for molecular biomarkers, altering the layout and level of detail presented for certain biomarker tests referenced in the guidelines. In the recent NCCN guidelines update, the overview of our GPS test has been moved from a tabular description into a more abbreviated narrative section of the guidelines that identifies advanced tools recommended for use when they have the potential ability to change patient management.

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

Our proprietary Antibiotic Susceptibility Testing method included with the Resolve mdx test, called ASTX, determines how each pathogen responds to the 26 antibiotics tested. The unique aspect of ASTX is that it tests whole urine samples, ensuring accurate results and helping the clinician in identifying the most effective treatment options for patients.

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

Laboratory Operations

We currently process tests at our 49,000 square foot, CAP-accredited, CLIA-certified, and NYSDOH-approved molecular laboratory and office facility located at our U.S. headquarters in Irvine, California; and through our 8,000 square foot, CAP-accredited, CLIA-certified laboratory facility in Plano, Texas. We also operate a 2,500 square foot office and a laboratory facility located in Nijmegen, The Netherlands, where we primarily conduct research and development activities. Our current clinical reference laboratory has excess processing expansion capacity with incremental increases in laboratory personnel and equipment, including expansion capacity for laboratory facilities. We believe that we currently have sufficient capacity to process all of our tests. We may require additional facilities in the future as we expand our business and believe that additional space, when needed, will be available on commercially reasonable terms.

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

Seasonality

We are continuing to learn how seasonal factors may affect our business. Based on our experience to date, we expect some seasonal variations in our financial results due to a variety of factors, such as the year-end holiday period and other major holidays, vacation patterns of both patients and healthcare providers, climate and weather conditions in our markets, timing of patient deductibles following annual health plan renewals, and seasonal conditions that may affect medical practices and patient, payer, and provider activity, including influenza outbreaks that may reduce the percentage of patients that can be seen or decrease patient’s willingness to visit medical practices.

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

In regard to our Select mdx test, several directly competitive products are currently commercially available. In 2014, OPKO Health, a NYSE listed company, launched the 4Kscore test, a blood based 4-plex test which combines the results of the blood test with clinical information in an algorithm that calculates a patient’s percent risk for aggressive prostate cancer prior to an initial or repeat biopsy (no previous diagnosis of prostate cancer). The 4Kscore test received marketing approval from the FDA in December 2021. In March 2025, Labcorp, one of the largest clinical reference laboratories in the world, announced its acquisition of OPKO’s oncology and oncology-related clinical testing services, inclusive of the 4Kscore test. The 4Kscore test competes directly with Select mdx. In 2016, ExosomeDx launched the ExoDx (Intelliscore), a urine-based test designed to assess whether patient presenting for an initial or repeat biopsy is at greater risk for high-grade prostate cancer. The ExoDx test competes directly with Select mdx. In 2018, Bio-Techne Corporation, a large U.S.-based, diversified life sciences company, acquired the ExoDx test. In 2023, Lynx Dx launched the MyProstateScore 2.0 (MPS2), a urine-based test initially developed by Michigan Medicine, is a non-invasive test that analyzes 18 urine biomarkers to assess the risk of clinically significant prostate cancer. The MPS2 test competes directly with Select mdx. In addition to the ExoDx, MPS2 and the 4Kscore tests, the Prostate Health Index test (“phi score”) offered by Beckman Coulter, competes directly with the Select mdx test. In addition, each of these tests may also provide a competitive advantage since, unlike the Select mdx test, they do not require a digital rectal procedure as part of their specimen collection process. Each of Bio-Techne, Labcorp and Beckman Coulter have greater resources and significantly larger sales and marketing teams than MDxHealth. As a result of these significantly greater resources, these competitors are able to make larger investments into the tests they produce and the sales and marketing of these tests, which may cause us to lose market share.

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

In regard to our Confirm mdx test, several competitive products are currently commercially available. The 4Kscore test, offered by Labcorp, the ExoDx (Intelliscore) test offered by ExosomeDx, and the MPS2 test offered by Lynx Dx, each competes with the Confirm mdx test. Offered at a lower price point, both the 4Kscore and ExoDx tests offer a competitive price advantage over the Confirm mdx test. In addition, both the 4Kscore test and the PCA-3 test from Hologic, a urine-based test, are on the U.S. market as FDA-approved tests, which may be perceived as providing a competitive advantage since the Confirm mdx for Prostate Cancer test is not FDA approved. The PCA-3 test is intended for the same patient population as Confirm mdx for Prostate Cancer, but its performance has only been established in men who were already recommended by urologists for repeat biopsy.

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

Our intellectual property portfolio is managed by an in-house intellectual property team, which works in close collaboration with qualified external patent attorneys both in Europe and the United States. As of April 1, 2024, we own or have exclusive rights to more than 15 patent families related to our molecular technology and cancer-specific biomarkers. Specifically, there are 163 granted or pending patent applications in this group comprised of 15 issued or allowed U.S. patents, 5 pending U.S. provisional or non-provisional applications, 3 pending international patent applications filed under the PCT and 140 granted or allowed patents in jurisdictions outside the United States, including Japan, Canada, Israel and certain European countries. Our issued U.S. patents expire at various times between 2029 and 2036. Of these issued patents, 20 cover intellectual property used in our Select mdx test, the last of which expires in 2036, and 76 cover intellectual property used in our GPS test, the last of which expires in 2038. When these patents expire other companies will no longer be prohibited from incorporating the subject intellectual property into competing tests they may seek to develop. Nevertheless, given the significant unpatented proprietary and confidential intellectual property that we have developed and that is used in our tests, together with the clinical performance characteristics reported in published clinical studies that are specific to these branded tests, we believe there will be significant barriers to any competitors’ ability to use such previously patent-protected intellectual property to develop competitive tests.

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

In May 2024, the FDA issued a final rule (the “LDT Rule”) that amended the FDA’s regulations to make explicit that LDTs are devices under the FD&C Act. Along with the final rule, the FDA finalized a policy under which the FDA’s historical LDT enforcement discretion will be phased out over the course of three years, as well as targeted enforcement discretion policies for certain categories of LDTs. Under the LDT Rule and this policy, (1) from May 2025 to May 2028 various requirements will be phased in including medical device reporting (“MDR”) requirements, correction and removal reporting requirements, registration and listing requirements, labeling requirements, investigational use requirements and quality system requirements, (2) beginning in November 2027, premarket review requirements will become applicable to high risk (e.g., Class III) LDTs and (3) beginning in May 2028, premarket review requirements will become applicable to moderate and low risk LDTs. LDTs that were first marketed prior to May 6, 2024 (and have not been significantly modified) (“Grandfathered LDTs”) and LDTs for unmet medical needs manufactured and performed by labs integrated in a healthcare system, will not be subject to premarket review and most of the quality system requirements. Implementation and enforcement of the LDT Rule by the FDA may materially impact our development and commercialization of LDTs, including our current tests as well as future tests we may seek to develop.

The LDT Rule has been challenged in the federal courts and that case is ongoing. It is possible that courts could strike down portions or all of the LDT Rule. It is unclear how the current presidential administration may implement or enforce the LDT Rule. Additionally, the U.S. Congress may enact statutory changes that could alter or eliminate the LDT Rule. Even if the LDT Rule remains in its current form, the FDA will likely develop new policies to implement the rule that may materially impact our development and commercialization of LDTs.

As a result of the LDT Rule, our future offerings may require a 510(k) submission or a Premarket Approval (“PMA”) application to the FDA. In a 510(k) submission, the device sponsor must demonstrate that the new device is “substantially equivalent” to a predicate device in terms of intended use, technological characteristics, and performance testing. A 510(k) requires demonstration of substantial equivalence to another device that is legally marketed in the United States. Substantial equivalence means that the new device is at least as safe and effective as the predicate. A device is substantially equivalent if, in comparison to a predicate it (a) has the same intended use as the predicate and has the same technological characteristics as the predicate; or (b) has the same intended use as the predicate, has different technological characteristics, and the information submitted to the FDA does not raise new questions of safety and effectiveness, and is demonstrated to be at least as safe and effective as the legally marketed predicate device.

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

While there currently exists uncertainty regarding future enforcement of the FCPA, the FCPA prohibits any U.S. individual, business entity, or employee of a U.S. business entity from offering or providing, directly or through a third party, including the distributors we rely on in certain markets, anything of value to a foreign government official with corrupt intent to influence an award or continuation of business or to gain an unfair advantage, whether or not such conduct violates local laws. In addition, it is illegal for a company that reports to the SEC to have false or inaccurate books or records or to fail to maintain a system of internal accounting controls. We are also required to maintain accurate information and control over sales and distributors’ activities that may fall within the purview of the FCPA, its books and records provisions, and its anti-bribery provisions.

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

The following chart shows our organizational structure as of December 31, 2024:

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

D. Property, Plant and Equipment

We process our tests, and conduct research and development, at our 49,000 square foot U.S. headquarters and laboratory facility in Irvine, California pursuant to a lease that is currently scheduled to expire in 2026. This laboratory facility is certified pursuant to CLIA and accredited by CAP. We also maintain an 8,000 square foot laboratory facility in Plano, Texas pursuant to a lease currently scheduled to expire in August 2027. This laboratory facility is certified pursuant to CLIA.

Our headquarters, which we own, is located in the CAP Business Center, Herstal, Belgium. We maintain a 2,500 square foot office and a laboratory facility located in Nijmegen, The Netherlands, pursuant to a lease that is currently scheduled to expire in 2027, where we conduct research and development activities.

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

We have experienced net losses and significant cash used in operating activities since inception in 2003. To date, our primary sources of capital have been public offerings of our ordinary shares and private placements, debt financing agreements, and revenue from the sale of our products. As of December 31, 2024, we had cash and cash equivalents of $46.8 million, long-term loans and borrowings of $51.0 million and an accumulated deficit of $369.5 million. During the years ended December 31, 2024, 2023, and 2022, we generated revenue of $90.0 million, 70.2 million, and $37.1 million, respectively, with a net loss of $38.1 million, $43.1 million, and $44.0 million, respectively.

In September 2024, the Company raised $40 million in gross proceeds by means of a public offering of 20,000,000 shares at an issue price of $2.00 per share through a public offering. In October 2024, the Company received additional gross proceeds of $4.4 million from the underwriters’ exercise of their overallotment option. In February 2023, the Company raised $40 million in gross proceeds by means of a public offering of 10,000,000 shares at an issue price of $4.00 per share through a public offering. In March 2023, the Company received additional gross proceeds of $3.0 million from the underwriters’ exercise of their overallotment option.

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

Acquisition of Genomic Prostate Score® (GPS) test (formerly Oncotype DX GPS) from Exact Sciences

In August 2022, we entered into an agreement with Genomic Health, Inc., a subsidiary of Exact Sciences, to acquire the GPS test from Exact Sciences. We acquired GPS in order to expand our menu of tests targeted into urology and prostate cancer and in order to position the Company as one of the leaders in the urology and prostate cancer space with one of the most comprehensive menus of precision diagnostics.

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

On August 23, 2023, we entered into an amendment to the asset purchase agreement with Exact Sciences, deferring the Company’s initial earnout payment by 3 years, from 2024 to 2027, in consideration for an amendment fee of $250,000 in cash and 250,000 of the Company’s shares, a 5-year subscription right (warrant) to acquire up to 1,000,000 of the Company’s shares at an exercise price of $5.265 per share, and an increase in the potential aggregate earnout amount from $70 million to $82.5 million (the “Exact Sciences Warrants”). Under the terms of the amended asset purchase agreement, we agreed to make earnout payments to Exact Sciences in each of fiscal years 2025, 2026 and 2027, based upon certain revenues related to fiscal years 2024, 2025 and 2023, respectively. At our option, the earnout amounts can be settled in cash or through the issuance of additional shares of the Company (valued in function of a volume weighted average trading price of the Company’s shares at the end of the relevant earnout period) to Exact Sciences, provided that the aggregate number of shares held by Exact Sciences shall not exceed more than 7.5%. The Exact Sciences Warrants are subscription rights within the meaning of articles 7:67 et seq. of the Belgian Companies and Associations Code.

OrbiMed Credit Facility

On May 1, 2024, we entered into a $100 million Credit Agreement (the “Credit Agreement”) with certain funds managed by OrbiMed Advisors LLC (“OrbiMed”). We and OrbiMed entered into amendments to the Credit Agreement in July and August 2024, pursuant to which certain financial covenants were amended and certain amendment fees became payable. The Credit Agreement provides for a five-year senior secured credit facility in an aggregate principal amount of up to $100 million (the “Loan Facility”), of which (i) $55 million was advanced on May 1, 2024, (ii) $25 million was advanced on March 10, 2025, and (iii) $20 million will be made available, at the Company’s discretion, on or prior to March 31, 2026, subject to certain net revenue requirements and other customary conditions. All obligations under the Credit Agreement are secured by substantially all of our assets, including our intellectual property rights.

During the term of the Loan Facility, interest payable in cash accrues on any outstanding amounts under the Loan Facility at a rate per annum equal to the greater of (x) the Secured Overnight Financing Rate (“SOFR”) for such period and (y) 2.50% plus, in either case, 8.50%. During an event of default, any outstanding amount under the Loan Facility will bear interest at a rate of 4.00% in excess of the otherwise applicable rate of interest.

If, for any quarter until the maturity date of the Loan Facility, our net revenue does not meet certain minimum amounts, then, subject to certain cure rights specified in the Credit Agreement, we will be required to begin to repay the outstanding principal amount of the Loan Facility in equal monthly installments, together with accrued interest on the principal repaid and a repayment premium and other fees, until the maturity date of the Loan Facility. We are required to repay amounts outstanding under the Loan Facility in full immediately upon an acceleration as a result of an event of default as set forth in the Credit Agreement, together with a repayment premium and other fees. In addition, we are required to maintain certain levels of unrestricted cash and cash equivalents during various time periods, including monthly assessments thereof, initially at a minimum level of $20 million and subsequently reducing to a $5 million minimum level following the achievement of certain milestones, as further described in the Credit Agreement filed as exhibit 4.1 to Form 6-K, dated May 1, 2024. Subsequent amendments to the Credit Agreement, filed as exhibits 4.1 and 4.2 to Form 6-K, dated August 21, 2024, have temporarily reduced the initial minimum level of unrestricted cash and cash equivalents to $12.5 million until December 31, 2024.

In connection with the Credit Agreement we agreed to issue warrants to affiliates OrbiMed to subscribe for up to 1,243,060 new ordinary shares at an exercise price of $2.4134 per share. These warrants were issued on June 20, 2024, following approval by our shareholders and have a term of five years from their issuance date. The warrants’ terms and conditions contain customary share adjustment provisions, as well as weighted average price protection in certain circumstances. Pursuant to the share adjustment provisions, the exercise price of these warrants was adjusted to $2.26 per share in September 2024 and further adjusted to $2.25 per share in October 2024.

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

A large portion of our revenues are either derived from Medicare, which has set a fixed price pursuant to a LCD for the Company’s Confirm mdx, Select mdx and GPS tests, or are established with reference to the Medicare fixed price level. Therefore, the revenue recognized from Medicare, as well as certain contracted commercial insurance companies, for Confirm mdx, Select mdx and GPS is determined by reference to the LCD or related contract. For reimbursement claims made to other commercial insurance companies, where there is no certainty of the amount that will be paid for services rendered, the Company uses historical collection data — on an individual payor basis — to estimate its future collection and corresponding revenues that should be recognized for each of our testing solutions.

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

We expect that our research and development expenses will remain stable in absolute dollars as we continue to perform our clinical studies, however, we expect that these expenses will decrease as a percentage of revenue over the long term, though they may fluctuate as a percentage from period to period due to the timing and extent of these expenses.

Selling and Marketing Expenses

Our selling and marketing expenses are expensed as incurred and include costs associated with our sales organization, including our direct clinical sales force and sales management, client services, marketing and managed care, as well as technical lab support and administration. These expenses consist primarily of labor costs (including salaries, bonuses, benefits, and share-based compensation), customer education and promotional expenses, market analysis expenses, conference fees, travel expenses and allocated overhead costs.

While there are no immediate plans to grow the size of our commercial organization, our selling and marketing expenses may increase in absolute dollars as we increase our sales and marketing activities to drive further awareness and adoption of our products. However, we expect that these expenses will decrease as a percentage of revenue over the long term, though they may fluctuate as a percentage from period to period due to the timing and extent of these expenses.

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

Amortization of Intangible Assets

Amortization of intangible assets primarily relates to the acquired intellectual property, brand, and customer relationships of the GPS business combination.

Other Operating (Expense) Income, net

Other operating (expense) income, net is comprised of fair-value adjustment of our loan facility, revaluation of the contingent consideration related to the acquisition of GPS and NovioGendix in 2015, and grant income. We do not expect the revaluation of the contingent consideration to be a significant source of income or expense going forward.

Financial Income/Expenses

Financial income/expense is comprised of fair-value adjustments related to the GPS contingent consideration, the NovioGendix contingent consideration, the Innovatus derivative instrument, and Exact Sciences’ 5-year warrant. In addition, financial expense also includes interest income/expense, debt extinguishment expenses, as well as foreign exchange gain/loss and other financial gain/loss. Interest income consists primarily of interest earned on our deposits. Our interest expense is primarily related to our current $55 million long-term debt facility with OrbiMed, which replaced our previous $35 million long-term debt facility with Innovatus Capital Partners in May 2024

Foreign exchange gains/losses are derived from our operating in two different currencies (Euro and U.S. dollar) for our European and U.S. operations. These gains and losses are not expected to be significant and we maintain reserves in both currencies to offset extreme fluctuations in the dollar/euro exchange rate.

Other financial loss is derived from accrued interest charges on the fair value of the NovioGendix contingent liability.

A. Operating results

Comparison of the years ended as of December 31, 2024 and 2023

Our results of operations for the years ended as of December 31, 2024 and 2023 are summarized in the tables below:

	Year Ended December 31,		Year-Over-Year Change
(in Thousands)	2024	2023	$	%
Revenues	90,049	70,193	19,856	28%
Cost of sales (exclusive of amortization of intangible assets)	(34,908)	(26,264)	(8,644)	33
Gross Profit	55,141	43,929	11,212	26
Research and development expenses	(10,552)	(6,376)	(4,176)	65
Selling and marketing expenses	(40,981)	(36,915)	(4,066)	11
General and administrative expenses	(22,801)	(23,010)	209	(1)
Amortization of intangible assets	(4,905)	(4,494)	(411)	9
Other operating (expense) income, net	(624)	(461)	(163)	35
Operating loss	(24,722)	(27,327)	2,605	(10)
Financial income	2,357	2,570	(213)	(8)
Financial expenses	(15,322)	(18,342)	3,020	(16)
Loss before income tax	(37,687)	(43,099)	5,412	(13)
Income tax	(382)	(1)	(381)	n/a
Loss for the year	(38,069)	(43,100)	5,031	(12)

Earnings per share attributable to parent (EPS)
Basic and Diluted	(1.16)	(1.66)	0.50	(30)

Revenue

Revenue increased $19.9 million, or 28% for the year ended December 31, 2024, compared to the year ended December 31, 2023, primarily due to an increase in our tissue-based test volumes. Tissue-based tests, being Confirm and GPS, comprised 80% of the total revenues for 2024.

Cost of Sales

Cost of sales increased $8.6 million, or 33% for the year ended December 31, 2024 compared to the year ended December 31, 2023. Gross margins were 61.2% compared to 62.6% for the prior year, a decline of 1.4 percentage points, primarily attributed to our test mix.

Amortization of intangible assets are excluded from cost of sales and are presented separately in the statement of profit and loss.

Research and Development Expenses

Research and development expenses increased $4.2 million, or 65% for the year ended December 31, 2024, compared to the year ended December 31, 2023, primarily due to increases in our clinical studies expenses as well as personnel costs.

Selling and Marketing Expenses

Selling and marketing expenses increased $4.1 million, or 11%, for the year ended December 31, 2024, compared to the year ended December 31, 2023, primarily due to increases in incentive compensation of our commercial sales team as part of our unit and revenues growth during the year, partially offset by a reduction in our marketing spend.

General and Administrative Expenses

General and administrative expense decreased $0.2 million, or 1% for the year ended December 31, 2024, compared to the year ended December 31, 2023. Increase in personnel costs during the year were offset by decreases in professional fees and public company expenses.

Amortization of Intangible Assets

Amortization of intangible assets primarily relates to the acquired intellectual property, brand, and customer relationships of the GPS business combination and was comprised of::

Thousands of $ For the years ended December 31	2024	2023
Research and development	3,203	3,157
Selling and marketing	1,680	1,315
General and administrative	22	22
Total amortization of intangible assets	4,905	4,494

In 2023, the Company segregated “amortization of intangible assets” from other operating categories in the statement of profit or loss and is presenting amortization of intangible assets as a separate category. Prior periods balances have been reclassified to conform to current period presentation.

Other Operating (Expense) Income, net

Other operating (expense) income, net, decreased by $0.2 million, or 35% for the year ended December 31, 2024, compared to the year ended December 31, 2023, primarily due a negative fair value adjustment related to the GPS contingent consideration.

Financial Income/Expense

Financial income decreased $0.2 million, or 8% for the year ended December 31, 2024, compared to the year ended December 31, 2023, primarily due to a reduction in the fair value of our option to pay the GPS earnout in shares of the company and Innovatus derivative instrument, partially offset by an increase in the fair value of the Exact Sciences’ 5-year warrant.

Financial expenses decreased by $3.0 million, or 16% for the year ended December 31, 2024, compared to the year ended December 31, 2023, primarily due to decreases in the fair-value adjustment for the GPS contingent consideration of $5.1 million, decreases in interest charges for our Innovatus debt facility of $3.5 million, and a decrease in the fair value of Exact Sciences’ 5-year warrant of $2.2 million, partially offset by increases in interest charges for our OrbiMed debt facility of $5.5 million and Innovatus loan extinguishment costs of $3.1 million.

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

Tissue-based tests, being Confirm and GPS, comprised 79% of the total revenues for 2023.

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

Amortization of Intangible Assets

Amortization of intangible assets primarily relates to the acquired intellectual property, brand, and customer relationships of the GPS business combination and was comprised of:

Thousands of $ For the years ended December 31	2023	2022
Research and development	3,157	2,060
Selling and marketing	1,315	878
General and administrative	22	231
Total amortization of intangible assets	4,494	3,169

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

B. Liquidity and Capital Resources

We have incurred net losses in each quarter since our inception. For the years ended December 31, 2024, 2023, and 2022, we incurred net losses of $38.1 million, $43.1 million, and $44.0 million, respectively. We expect to continue to incur significant expenses for the foreseeable future and to incur operating losses in the near term while we make investments to support our anticipated growth.

As of December 31, 2024, we have been financed primarily through net proceeds of approximately $400 million from the sale of our equity securities and long-term debt facilities. Our primary source of cash from operations is cash receipts on accounts receivable from our revenue. As of December 31, 2024, we had cash and cash equivalents of $46.8 million and an accumulated deficit of $369.5 million.

On September 25, 2024, we completed a registered public offering of 20,000,000 shares at a price to the public of $2.00 per share for total gross proceeds of $40.0 million before deducting commissions and estimated offering expenses. On October 29, 2024, the underwriters exercised the option to purchase additional shares, on the same terms and conditions as stated in the preceding sentence, in the amount of 2,209,241 shares for gross proceeds of $4.4 million, bringing the aggregate gross proceeds from this transaction to $44.4 million.

On February 3, 2023, we completed a registered public offering of 10,000,000 shares at a price to the public of $4.00 per share for total gross proceeds of $40.0 million before deducting commissions and estimated offering expenses. On March 6, 2023, the underwriters exercised the option to purchase additional shares, on the same terms and conditions as stated in the preceding sentence, in the amount of 750,000 shares for gross proceeds of $3.0 million, bringing the aggregate gross proceeds from this transaction to $43.0 million.

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

On May 1, 2024, we entered into a $100 million Credit Agreement (the “Credit Agreement”) with certain funds managed by OrbiMed Advisors LLC (“OrbiMed”), which replaced our previous debt facility with Innovatus. The Credit Agreement provides for a five-year senior secured credit facility in an aggregate principal amount of up to $100 million (the “Loan Facility”), of which (i) $55 million was advanced on May 1, 2024, (ii) $25 million was advanced on March 10, 2025, and (iii) $20 million will be made available, at our discretion, on or prior to March 31, 2026, subject to certain net revenue requirements and other customary conditions. All obligations under the credit agreement are secured by substantially all of the Company’s assets, including intellectual property rights.

During the term of the Loan Facility, interest payable in cash by us shall accrue on any outstanding amounts under the Loan Facility at a rate per annum equal to the greater of (x) the SOFR rate for such period and (y) 2.50% plus, in either case, 8.50%. During an event of default, any outstanding amount under the Loan Facility will bear interest at a rate of 4.00% in excess of the otherwise applicable rate of interest. We will pay certain fees with respect to the Loan Facility, including an upfront fee, an unused fee on the undrawn portion of the Loan Facility, an administration fee, a repayment premium and an exit fee, as well as certain other fees and expenses incurred by OrbiMed.

If, for any quarter until the maturity date of the Loan Facility, Our net revenue does not meet certain minimum amounts, then, subject to certain cure rights specified in the Credit Agreement, we shall be required to begin to repay the outstanding principal amount of the Loan Facility in equal monthly installments, together with accrued interest on the principal repaid and a repayment premium and other fees, until the maturity date of the Loan Facility. We shall repay amounts outstanding under the Loan Facility in full immediately upon an acceleration as a result of an event of default as set forth in the Credit Agreement, together with a repayment premium and other fees. In addition, We will be required to maintain certain levels of unrestricted cash and cash equivalents during various time periods, including monthly assessments thereof, initially at a minimum level of $20 million and subsequently reducing to a $5 million minimum level following the achievement of certain milestones, as further described in the Credit Agreement filed as exhibit 4.1 to Form 6-K, dated May 1, 2024.

In April 2020, the Company, through our U.S. subsidiary, MDxHealth Inc., entered into a PPP loan with the SBA in the amount of $2,316,000 as part of the CARES Act. The loan has a term of five years and carries an interest rate of 1.0% per year. Of the $2.3 million PPP loan, $1.0 million, $0.3 million, and $0 has been recorded as long-term debt on the company’s consolidated balance sheet as of December 31, 2022, December 31, 2023, and December 31, 2024, respectively.

Funding Requirements

As of December 31, 2024, we had cash and cash equivalents of $46.8 million. Based on our current business plan, including the Company’s expected ability to access additional cash through debt, equity, or other means, we estimate that our current cash and cash equivalents and our anticipated cash flows generated from sales of our products, will be sufficient to meet our anticipated cash requirements over at least the next 12 months from the date of this annual report. This assessment is based on forecasts and projections within management’s most recent business plan as well as our expected ability to access additional cash through debt, equity or other means. To meet our long-term financial needs, we may consider raising additional capital to expand our business, to pursue strategic investments, to take advantage of financing opportunities or for other reasons. As a result of our expected revenue growth, we expect our accounts receivable and inventory balances to increase. Any increase in accounts receivable and inventory may not fully cover corresponding increases in accounts payable and accrued expenses, which could result in greater working capital requirements. We have based these estimates on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect.

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

Our operating results may fluctuate significantly from period to period, depending on the timing of our planned development activities, clinical studies, and the growth of our sales and marketing activities. We expect our expenses will increase substantially for the foreseeable future as we:

●	attract, hire and retain qualified personnel;

●	continue to develop additional solutions and generate any evidence required to support expanded reimbursement of our solutions;

●	expand our sales force and territories and increase our marketing activities to drive further awareness and adoption of our solutions;

●	protect and defend our intellectual property;

●	invest in processes, infrastructure to support the growth of our business; and

●	operate as a publicly listed company.

Cash Flows

The table below summarizes our cash flows information for the years ended December 31, 2024 and 2023.

	For the year ended December 31,
(in Thousands)	2024	2023
Net cash used in operations	$(18,530)	$(21,497)
Net cash used in investing activities	(1,636)	(3,931)
Net cash from financing activities	44,598	32,280
Effects of exchange rate changes	(14)	25
Change in cash and cash equivalents	$24,418	$6,877

Net cash used in operations was $18.5 million for year ended December 31, 2024, compared to $21.5 million for the year ended December 31, 2023. The decrease of cash used in operations of $3.0 million was primarily due to a lower operating loss of $2.6 million as well as a higher adjustment for non-cash related items such depreciation and amortization.

Net cash used in investing activities for the year ended December 31, 2024, was $1.6 million compared to $3.9 million for the year ended December 31, 2023. The decrease in net cash from investing activities primarily related to a reduction in the purchase of property, plant, and equipment as well as a reduction in the acquisition and generation of intangible assets.

Net cash from financing activities for year ended December 31, 2024, was $44.6 million compared to $32.3 million for the year ended December 31, 2023. Cash from financing activities for the year ended December 31, 2024, were primarily derived from net proceeds of $40.7 million from our registered public offering in September and October 2024 as well as net proceeds of $53.0 from our new debt facility with OrbiMed, partially offset by repayment of the Innovatus loan obligation and related debt extinguishment costs of $39.5 million.

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

Contractual Obligations and Commitments

Our principal obligations consist of financial debt, non-contingent earnout liabilities, lease liabilities, and trade and other payables. The following table sets out, as of December 31, 2024, our undiscounted contractual obligations and commitments due by period:

	Payments Due by Period
(in thousands)	Total	Less than 1 Year	1 – 2 Years	3 – 7 Years	More than 7 Years
Loans and borrowings	$55,324	$324	$-	$55,000	$-
Non-contingent earnout liabilities	49,603	27,971		21,632
Lease liabilities	11,225	2,076	1,954	7,195	-
Total	$116,152	$30,371	$1,954	$83,827	$-

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

C. Research and development, patents and licenses

Our research and development teams utilize our deep expertise to contribute to the growth of our business. In the years ended December 31, 2024, 2023 and 2022, R&D expenses were $10.6 million, $6.4 million, and $5.5 million, respectively, on research and development. For a discussion of our research and development activities, see Item 4B. “Business Overview” and Item 5A. “Operating Results.”

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Our Board of Directors

The following table sets forth certain information relating to our Board of Directors as of March 31, 2025.

Name	Age	Position(s)	Term
Koen Hoffman(1)	56	Independent Non-Executive Director (Chair of the Board)	Until 2026
Michael K. McGarrity	62	Executive Director (Chief Executive Officer)	Until 2026
Hilde Windels(3)	59	Independent Non-Executive Director	Until 2025(2)
Dr. Regine Slagmulder(4)	58	Independent Non-Executive Director	Until 2025(2)
Dr. Eric Bednarski	53	Independent Non-Executive Director	Until 2025(2)
Donnie (Don) M. Hardison	74	Independent Non-Executive Director	Until 2025(2)
Dr. Sanford J. Siegel, M.D.	74	Independent Non-Executive Director	Until 2026

(1)	Acting through Ahok BV.

(2)	Director is up for reelection to a new mandate in May 2025 at our shareholder meeting.

(3)	Acting through Hilde Windels BV.

(4)	Acting through Regine Slagmulder BV.

Unless otherwise stated, the address for our directors is CAP Business Center, Zone Industrielle des Hauts-Sarts, Rue d’Abhooz 31, 4040 Herstal, Belgium.

Our Board of Directors has determined that six out of seven of the members of the Board are independent under the Nasdaq Stock Market listing requirements.

Except for our employment agreement with Michael K. McGarrity, our Executive Director and Chief Executive Officer, as described in “Item 7B. Related Party Transactions,” there are no service contracts between us and any of our directors providing for benefits upon termination of employment.

The following sets forth the biographical information of the members of our board of directors:

Koen Hoffman, Chairperson of our Board of Directors, obtained a Master in Applied Economics and an MBA at Vlerick Business School. Between 1992 and July 2016, he worked at KBC Group, where he started his career in the corporate finance department and later became the CEO of KBC Securities in October 2012. Since August 2016, he is the CEO of Value Square asset management. Mr. Hoffman serves also as board member at Fagron NV (Chair) and Greenyard (Chair).

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

Hilde Windels, Independent Non-Executive Director of our Company, has over 20 years of experience in the biotechnology sector with a track record of building and structuring organizations, fundraising, M&A, public capital markets and corporate strategies. Currently, Mrs. Windels serves as a board member at PHAXIAM Therapeutics, GIMV NV, MCROPHYT SA, and Celyad. Previously, she served as CEO of diagnostic company Antelope Dx BV, and as CEO ad interim and Deputy CEO of Biocartis from September 2015 until September 2017 and as CFO of Biocartis from 2011 until September 2015. Mrs. Windels has also worked as independent CFO for several private biotech companies and from 1999 to 2008 she was CFO of Devgen. In the past, she also served on the boards of Devgen, Biocartis, Ablynx, VIB and FlandersBio. Mrs. Windels holds a Masters in Economics (commercial engineer) from the University of Leuven, Belgium.

Dr. Regine Slagmulder, Independent Non-Executive Director of our Company, is a full professor in management accounting & control at Vlerick Business School. Previously, she worked as a strategy practice consultant at McKinsey & Company. She also previously worked as a professor of management accounting at INSEAD and at the University of Tilburg. She serves as a non-executive director and member of the audit committee on the board of the investment company Quest for Growth (since 2011) and as an independent director and chair of the audit committee and member of the remuneration & nomination committee of Ekopak (since 2021), both listed on Euronext. Dr. Slagmulder graduated in civil electrotechnical engineering and industrial management from the University of Gent, after which she received a management doctorate at Vlerick Business School. As part of her research activities, she was a research fellow attached to INSEAD, Boston University (USA) and the P. Drucker Graduate Management Center at Claremont University (USA). She is an INSEAD certified director (IDP-C).

Dr. Eric Bednarski, Independent Non-Executive Director of our Company, currently serves as a Partner of MVM Partners, a healthcare growth equity firm. Before joining MVM in 2008, he was a Partner at Advent Healthcare Ventures and a Principal at Advent International Corporation. Prior to Advent, he was a Director in the Corporate Finance Group of Silicon Valley Bank. Dr. Bednarski has a B.S. degree in Neural Science from Brown University and a Ph.D. in Biological Sciences from the University of California, Irvine.

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

Dr. Sanford J. Siegel, M.D., Independent Non-Executive Director of our Company, has more the 45 years of experience as a practicing urologist and over 35 years of executive leadership experience. Dr. Siegel previously served as Chairman of the Board and Chief Executive Officer of United Urology Group, which was acquired by Audax in 2016. United Urology Group was formed under Dr. Siegel’s leadership and is one of the nation’s leading urology networks. Previously, Dr. Siegel served as the President and Chief Executive Officer of Chesapeake Urology Associates, which he founded in 1999. Dr. Siegel is a founding member of the Large Urology Group Practice Association (LUGPA), which was formed in 2008. He was a board member of the Urology Care Foundation (UCF) from 2016 until 2023 and The Urology Times. As a recognized leader in the field of medicine, Dr. Siegel has been honored with official citations for outstanding commitment and leadership from both the Governor and the General Assembly of Maryland. Dr. Siegel earned his medical degree from the University of Maryland School of Medicine and completed his specialty training in urology at Temple University Hospital in Philadelphia. He has been certified by the American Board of Urology and as Fellow of the American College of Surgeons.

Our Executive Management

The following table sets forth certain information relating to our executive management as of December 31, 2024.

Name	Age	Position(s)
Michael K. McGarrity	62	Chief Executive Officer and Executive Director
John Bellano	56	Chief Commercial Officer
Ron Kalfus	50	Chief Financial Officer
Joseph Sollee	60	Executive Vice President of Corporate Development and General Counsel

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

Ron Kalfus, our Chief Financial Officer, joined MDxHealth in July 2019. He has over 20 years of leadership experience in both public and private companies within diagnostics/biotech and other sectors, and brings extensive knowledge in financial operations and management. Mr. Kalfus joined MDxHealth from Rosetta Genomics, where he helped lead efforts to reposition the company for commercial success with its oncology diagnostic products. Prior to Rosetta, Mr. Kalfus served as the CFO and Treasurer of MabCure, a Belgium-based publicly traded biotechnology start-up in the field of early cancer detection using antibodies. Mr. Kalfus holds a MS in Accounting from Fairleigh Dickinson University and a BBA in Finance from the University of Georgia and is a CPA licensed in New Jersey.

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

Compensation of Our Board of Directors

Upon recommendation and proposal of the Compensation Committee, our Board of Directors determines the remuneration of the directors to be proposed to the general shareholders’ meeting. Pursuant to Belgian law, the general shareholders’ meeting approves the remuneration of the directors. The level and structure of the remuneration of the members of the Board of Directors are determined based on their general and specific responsibilities and market practice. Our shareholders approved the following annual remuneration and compensation of the members of the Board of Directors:

In USD
Chairman – Non-Executive Director	64,400
Non-Executive Director (including Independent Directors)	40,000
Additional fee for the Chair of the Audit Committee	19,000
Additional fee for a Member of the Audit Committee (other than the Chair of the Audit Committee)	9,500
Additional fee for the Chair of the Corporate Governance and Nominating Committee	10,000
Additional fee for a Member of the Corporate Governance and Nominating Committee (other than the Chair of the Corporate Governance and Nominating Committee)	5,000
Additional fee for the Chair of the Compensation Committee	13,500)
Additional fee for a Member of the Compensation Committee (other than the Chair of the Compensation Committee)	6,800

The abovementioned remuneration can be reduced pro rata temporis depending on the duration of the mandate, chairpersonship or membership of a director during a given year. The abovementioned amounts are exclusive of VAT and similar charges.

Directors are not entitled to any kind of performance cash bonus or other kind of variable remuneration. Mr. McGarrity, our Chief Executive Officer, Executive Director and a member of our Board of Directors, does not receive any compensation for his service as a director. Additionally, directors are not entitled to any kind of compensation when their mandate ends. For 2024, the following remuneration or compensation was due to the directors (excluding Mr. McGarrity):

In USD
Koen Hoffman(1)	112,158
Hilde Windels(2)	48,535
Dr. Regine Slagmulder(3)	57,880
Dr. Eric Bednarski	—
Donnie (Don) M. Hardison	64,880
Dr. Sanford J. Siegel, M.D.	19,400
Dr. Lieve Verplancke(5)	26,758)

(1)	Acting through Ahok BV.

(2)	Acting through Hilde Windels BV.

(3)	Acting through Regine Slagmulder BV.

(4)	Appointed to fill director vacancy on July 8, 2024

(5)	Acting through Qaly-Co Sarl, resignation from Board effective as of July 7, 2024.

The table below provides an overview as of December 31, 2024, of the subscription rights, or options, held by the non-executive directors.

	Options
Name	Number of Ordinary Shares Underlying the Options	Option Exercise Price per Ordinary Share Underlying the Options	Option Expiration Date
Koen Hoffman(1)	1,000	€49.70	June 18, 2027
	2,000	€12.80	June 20, 2029
	30,000	$2.63	June 22, 2034

Hilde Windels(2)	1,000	€49.70	June 18, 2027
	1,000	€12.80	June 20, 2029
	30,000	$2.63	June 22, 2034

Dr. Regine Slagmulder(3)	30,000	$2.63	June 22, 2034

Dr. Eric Bednarski	None

Donnie (Don) M. Hardison	30,000	$2.63	June 22, 2034

Dr. Sanford J. Siegel, M.D.	None

(1)	Acting through Ahok BV.

(2)	Acting through Hilde Windels BV.

(3)	Acting through Regine Slagmulder BV.

Compensation of Our Executive Management

The remuneration of our executive management is determined by our Board of Directors. The remuneration of the Chief Executive Officer and the other members of our executive management is based on recommendations made by our Compensation Committee. The Chief Executive Officer can, and will in principle be invited to, participate in an advisory capacity at the meetings of the committee when it deals with the remuneration of other executive managers.

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

The Compensation Committee of the Board of Directors meets annually to review the performance of the executive managers, to compare the actual measurable results to the objectives that were pre-defined by the committee, and to establish the measurable objectives for the ensuing calendar year.

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

Mr. McGarrity is remunerated on the basis of his executive management position. As CEO, Mr. McGarrity is entitled to a gross annual base salary of $575,000, which will be reviewed by the Board of Directors (or the Compensation Committee) on an annual basis, and an annual bonus of up to 70% of the then applicable base salary. Furthermore, Mr. McGarrity is entitled to the reimbursement of expenses, and he and his dependents are eligible to participate in all group health, medical, dental, disability and insurance plans, incentive, savings and retirement plans, and other employee benefits that are established by the Company for its executives.

Excluding the value of subscription rights (employee share options), the remuneration and benefits provided to Mr. McGarrity in 2024 were composed of the following:

In USD
Fixed gross remuneration(1)	568,846
Supplementary paid compensation(2) (gross)	224,700
Pension benefits	13,800
Other benefits(3)	47,827
Total	855,173

(1)	Total cost to the Company, including employer social security contributions and vacation pay accrual.

(2)	Excludes value of 575,000 subscription rights (employee share options) already created, issued, and accepted in 2024 under the Company’s 2024 Share Option Plan.

(3)	Includes Company-paid and other similar benefits, such as the employer’s payroll taxes, meal tickets and health insurances. Excludes reimbursement of normal professional expenses such as telephone and Company travel expenses.

The 2024 combined remuneration package of the other executive management team members in office in 2024 (excluding the CEO)—i.e., John Bellano, Joseph Sollee and Ron Kalfus—including employer taxes, was $1,624,237 composed of the following:

In USD
Fixed gross remuneration(1)	1,136,923
Bonuses paid and awarded (2) (gross)	275,450
Pension benefits	35,504
Other benefits(3)	176,360
Total	1,624,237

(1)	Includes employer taxes and vacation pay accrual. Excludes VAT.

(2)	Excludes value of subscription rights (employee share options) already created, issued, and accepted in 2024 under the Company’s 2024 Share Option Plan.

(3)	Includes for some individuals a Company car, meal vouchers, and other similar benefits. Excludes reimbursement of normal professional expenses such as telephone and Company travel expenses.

The total remuneration and benefits paid to the executive management team members (including the Chief Executive Officer) in 2024 and 2023 was $2,479,410 and $2,231,081 (gross amount, excluding VAT and share based compensation), respectively. In the aforementioned figures, the service fees of the managers hired on the basis of a service agreement are included with the salaries of the other management team members.

The primary performance objectives for the bonuses of the above management team members in 2024 were the following:

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

The table below provides an overview as of December 31, 2024, of the subscription rights (employee share options) held by the members of the executive management team.

	Options
Name	Number of Ordinary Shares Underlying the Options	Option Exercise Price per Ordinary Share Underlying the Options	Option Expiration Date
Michael K. McGarrity	150,000	€14.90	June 18, 2027
	45,000	€8.00	June 20, 2029
	100,000	€13.75	May 26, 2031
	100,000	€6.84	May 25, 2032
	100,000	€2.90	June 30, 2033
	575,000	$2.63	June 22, 2034

Ron Kalfus	20,000	€12.40	June 20, 2029
	34,700	€8.00	June 20, 2029
	40,000	€13.75	May 26, 2031
	40,000	€6.84	May 25, 2032
	40,000	€2.90	June 30, 2033
	150,000	$2.63	June 22, 2034

Joseph Sollee	23,000	€12.40	June 20, 2029
	9,800	€8.00	June 20, 2029
	35,000	€13.75	May 26, 2031
	40,000	€6.84	May 25, 2032
	40,000	€2.90	June 30, 2033
	200,000	$2.63	June 22, 2034

John Bellano	40,000	€12.40	June 20, 2029
	28,800	€8.00	June 20, 2029
	45,000	€13.75	May 26, 2031
	40,000	€6.84	May 25, 2032
	40,000	€2.90	June 30, 2033
	200,000	$2.63	June 22, 2034

C. Board Practices

The following table sets forth certain information relating to our Board of Directors as of December 31, 2024.

Name	Age	Position(s)	Year of Initial Appointment	Current Term Expiration Year
Koen Hoffman(1)	56	Independent Non-Executive Director (Chairperson of the Board of Directors)	2018	2026
Michael K. McGarrity	62	Executive Director (Chief Executive Officer)	2019	2026
Hilde Windels(3)	59	Independent Non-Executive Director	2017	2025(2)
Dr. Regine Slagmulder(4)	58	Independent Non-Executive Director	2020	2025(2)
Dr. Eric Bednarski	53	Non-Executive Director	2020	2025(2)
Donnie (Don) M. Hardison	74	Independent Non-Executive Director	2021	2025(2)
Dr. Sanford J. Siegel, M.D.	74	Independent Non-Executive Director	2024	2026

(1)	Acting through Ahok BV.

(2)	Director is up for reelection to a new mandate in May 2025 at our shareholder meeting.

(3)	Acting through Hilde Windels BV.

(4)	Acting through Regine Slagmulder BV.

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

Our Board of Directors has established, in its midst and under its responsibility, three board committees which are responsible for assisting the Board of Directors and making recommendations in specific fields: an Audit Committee, a Corporate Governance and Nominating Committee and a Compensation Committee. The terms of reference of these board committees are primarily set out in the Corporate Governance Charter of the Company.

Audit Committee

As of the date of this annual report, our Audit Committee consists of three directors: Regine Slagmulder, Don Hardison, and Hilde Windels. Our Board of Directors has determined that all members of our Audit Committee are independent under Rule 10A-3 of the Exchange Act and the applicable listing standards of Nasdaq.

The members of the Audit Committee must have a collective expertise relating to the activities of the Company, and at least one member of the Audit Committee must have the necessary competence in accounting and auditing, including qualifying as an “audit committee financial expert” as defined under the Exchange Act. Our Board of Directors has determined that the members of the Audit Committee satisfy the competency requirement, and our Board of Directors has further determined that Regine Slagmulder, Don Hardison and Hilde Windels each qualifies as an “audit committee financial expert” as defined under the Exchange Act.

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

Corporate Governance and Nominating Committee

As of the date of this annual report, our Corporate Governance and Nominating Committee consists of three directors: Eric Bednarski, Don Hardison, and Koen Hoffman. Our Board of Directors has determined that all members of our Corporate Governance and Nominating Committee are independent under the applicable listing standards of Nasdaq.

The role of the Corporate Governance and Nominating Committee is to make recommendations to the Board of Directors with regard to the appointment of directors and members of the executive management and, in particular, to:

●	identify, recommend and nominate, for the approval of the Board of Directors, candidates to fill vacancies in the Board of Directors and executive management positions as they arise. In this respect, the Corporate Governance and Nominating Committee must consider and advise on proposals made by relevant parties, including management and shareholders;

●	advise the Board of Directors on any proposal for the appointment of the Chief Executive Officer and on the Chief Executive Officer’s proposals for the appointment of other members of the executive management;

●	draft appointment procedures for members of the Board of Directors and the Chief Executive Officer;

●	ensure that the appointment and re-election process is organized objectively and professionally;

●	periodically assess the size and composition of the Board of Directors and make recommendations to the Board of Directors with regard to any changes;

●	consider issues related to succession planning; and

●	perform other responsibilities reasonably related to the responsibilities above or otherwise delegated to the Committee by the Board.

Compensation Committee

As of the date of this annual report, our Compensation Committee consists of three directors: Eric Bednarski, Don Hardison, and Koen Hoffman. Our Board of Directors has determined that all members of our Corporate Governance and Nominating Committee are independent under the applicable listing standards of Nasdaq.

The role of the Compensation Committee is to make recommendations to the Board of Directors with regard to executive and director compensation plans, policies and programs and, in particular, to:

●	establish the Company’s executive compensation philosophy, oversee and evaluate the Company’s processes and procedures for consideration and determination of executive and director compensation and review and approve all executive compensation;

●	review and evaluate the CEO’s performance relative to Company goals and objectives, review and discuss the results of such evaluation with the CEO, and establish the individual elements of the CEO’s total compensation;

●	assist the Board in administrating and implementing the Company’s incentive compensation plans and equity-based plans;

●	review and monitor the Company’s employee benefit plans and policies, provide oversight of any employee benefit plan, and review and assist the Board regarding the adoptions of, and any material amendments to such plans;

●	advise on the setting of compensation for executives whose compensation is not subject to Committee approval;

●	review and assist the Board regarding the approval, for the CEO and other members of the executive management of the Company, of employment agreements, severance agreements and change in control agreements; and

●	perform other responsibilities reasonably related to the responsibilities above or otherwise delegated to the Committee by the Board.

D. Employees

As of December 31, 2024, we had 312 employees, all of whom are employed on a full-time basis. Of these employees, 305 are located in the United States and 7 in Europe. None of our employees is covered by a collective bargaining agreement, and we believe our relationship with our employees is good.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 15, 2025:

●	each of our directors and executive officers;

●	each person known to us to beneficially own more than 5% of our ordinary shares; and

●	all of our supervisory board members and executive board members as a group.

As of March 15, 2025, there were five record holders of our ordinary shares, two of whom were residents of the United States.

All of the ordinary shares have the same voting rights and no major shareholders of the Company have different voting rights.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including ordinary shares that can be acquired within 60 days of March 15, 2025. Ordinary shares subject to derivative securities currently exercisable or exercisable within 60 days of March 15, 2025 are deemed to be outstanding for computing the percentage ownership of the person holding these securities and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person.

The percentage ownership information shown in the table is based upon 49,497,334 ordinary shares outstanding as of March 15, 2025.

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

Name of beneficial owner	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned
5% or Greater Shareholders:
Bleichroeder LP(1)	7,378,333	14.9%
MVM Partners LLP(2)	4,700,458	9.5%
AWM Investment Company, Inc (3)	4,875,782	9.9%
Genomic Health, Inc.(4)	3,441,171	7.0%
Laurence W. Lytton (5)	3,949,385	8.0%

Executive Officers and Directors:
Michael K. McGarrity(6)	643,541	1.3%
Ron Kalfus(7)	180,695	*
Joseph Sollee(7)	164,016	*
John Bellano(7)	208,866	*
Koen Hoffman (acting through Ahok BV)(7)	3,000	*
Dr. Sanford Seigel	—
Hilde Windels (acting through Hilde Windels BV)(7)	2,000	*
Dr. Regine Slagmulder (acting through Regine Slagmulder BV)	59,020	*
Dr. Eric Bednarski	—	*
Donnie (Don) M. Hardison	—	*
All current directors and executive management as a group (10 persons)	1,261,138	2.5%

*	Less than one percent.

(1)	Includes 4,014,216 shares held by 21 April Fund Ltd., a Cayman Islands company for which Bleichroeder LP acts as investment adviser. This information has been obtained from Schedule 13G/A filed by Bleichroeder Entities with the SEC on February 13, 2025.

(2)	Includes 4,605,499 shares held by MVM V LP and 94,958 shares held by MVM GP (No. 5) (collectively, the “MVM Entities”). The Company has been informed that voting and investment power over the shares held by the MVM Entities is exercised jointly by three or more natural persons and voting and disposition decisions require the approval of a majority of such persons. Accordingly, no single natural person has voting or dispositive power over such shares. The MVM Entities are party to the MVM Subscription Agreement, providing for certain rights to appoint a member of our Board of Directors. See Item 7B. “Related party transactions — MVM Subscription Agreement.” This information has been obtained from Schedule 13G/A filed by the MVM Entities with the SEC on October 4, 2024.

(3)	Includes 782,620 shares held by Special Situations Cayman Fund, L.P., a Cayman Islands Limited Partnership, 2,808,109 shares held by Special Situations Fund III QP, L.P., a Delaware limited partnership, 782,620 shares held by Special Situations Private Equity Fund, L.P., a Delaware limited partnership, and 590,609 shares held by Special Situations Life Sciences Fund, L.P., a Delaware limited partnership (each hereafter referred to as the Special Sits Funds). AWM Investment Company, Inc., a Delaware corporation, is the investment adviser to each of the Special Sits Funds. The principal business of each Special Sits Fund is to invest in equity and equity-related securities and other securities of any kind or nature. This information has been obtained from Schedule 13G filed by AWM Investment Company with the SEC on February 7, 2025.

(4)	Includes 2,441,171 shares and warrants to purchase 1,000,000 shares with respect to all of which Exact Sciences Corporation and Genomic Health, Inc. share voting and dispositive power. This information has been obtained from Schedule 13G jointly filed by Exact Sciences Corporation and Genomic Health, Inc. with the SEC on October 4, 2024.

(5)	This information has been obtained from Schedule 13G/A filed by the Laurence W. Lytton with the SEC on February 13, 2025.

(6)	Reflects 95,000 shares purchased in open market transactions and shares acquirable upon the exercise of warrants, which are described above in Item 6.B. “Compensation.”

(7)	Reflects shares acquirable upon the exercise of warrants, which are described above in Item 6.B. “Compensation.”

Significant Changes in Ownership

To our knowledge, other than as disclosed in this annual report, including the beneficial ownership table above, and our other filings with the SEC, there has been no significant change in the percentage ownership held by any major shareholder in the previous three years.

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

Currently, all the members of the executive management are engaged on the basis of an employment agreement, each as supplemented by a severance agreement (together, the “executive agreements”). The executive agreements are for an indefinite term. The employment agreements include, where appropriate, non-competition undertakings, as well as confidentiality and intellectual property transfer undertakings (which are intended to obtain maximum protection of our interests, under applicable laws and subject to the employee’s agreement).

●	We hired Mr. Michael K. McGarrity, acting in the role of Chief Executive Officer, effective as of February 18, 2019. The executive agreements with Mr. McGarrity provide that if we terminate his employment without cause or if Mr. McGarrity resigns for good reason, Mr. McGarrity shall be eligible to receive as severance an amount equal to eighteen months of base salary and after-tax equivalent healthcare insurance premiums in effect at the time of the separation. In addition, we have the right, exercisable at any time, to terminate the executive employment agreement with immediate effect for cause by providing written notice.

●	Acting under the direction of the Board of Directors, we hired Mr. Ron Kalfus, acting in the role of Chief Financial Officer, effective as of July 22, 2019. The executive agreements with Mr. Kalfus provide that if we terminate his employment without cause or if Mr. Kalfus resigns for good reason, Mr. Kalfus shall be eligible to receive as severance an amount equal to twelve months of base salary and after-tax equivalent healthcare insurance premiums, each as in effect at the time of the separation. In addition, we have the right, exercisable at any time, to terminate the executive employment agreement with immediate effect for cause by providing written notice.

●	Acting under the direction of the Board of Directors, we hired Mr. John Bellano, acting in the role of Chief Commercial Officer, effective as of June 19, 2019. The executive agreements with Mr. Bellano provide that if we terminate his employment without cause or if Mr. Bellano resigns for good reason, Mr. Bellano shall be eligible to receive as severance an amount equal to twelve months of base salary and after-tax equivalent healthcare insurance premiums, each as in effect at the time of the separation. In addition, we have the right, exercisable at any time, to terminate the executive employment agreement with immediate effect for cause by providing written notice.

●	The executive agreements with Mr. Joe Sollee provides that if we terminate his employment without cause or if Mr. Sollee resigns for good reason, Mr. Sollee shall be eligible to receive as severance an amount equal to twelve months of base salary and after-tax equivalent healthcare insurance premiums, each as in effect at the time of the separation. In addition, we have the right, exercisable at any time, to terminate the executive employment agreement with immediate effect for cause by providing written notice.

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

B. Memorandum and Articles of Association

Corporate Profile

Our legal and commercial name is MDxHealth SA. We are a public limited liability company incorporated in the form of a naamloze vennootschap/société anonyme under Belgian law. We are registered with the Register of Legal Entities (RPM Liège) under the enterprise number 0479.292.440. Our principal executive and registered offices are located at CAP Business Center, Zone Industrielle des Hauts-Sarts, Rue d’Abhooz 31, 4040 Herstal, Belgium and our telephone number is +1 (866) 259-5644. Our agent for service of process in the United States is MDxHealth, Inc., whose address is 15279 Alton Parkway, Suite 100, Irvine, CA 92618, United States.

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

We rely on a provision in the listing rules of the Nasdaq Stock Market that allows us to follow Belgian corporate law with respect to certain aspects of corporate governance. This allows us to continue following certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on the Nasdaq Capital Market. In particular, the listing rules of the Nasdaq Stock Market require a majority of the directors of a listed U.S. company to be independent, whereas pursuant to Belgian law, there is no longer a requirement for the Company to have independent directors since the de-listing from Euronext Brussels in December 2023. The listing rules of the Nasdaq Stock Market further require that each of the nominating, compensation and audit committees of a listed U.S. company be comprised entirely of independent directors. However, the Belgian Companies and Associations Code does not require companies that are not listed in the sense of the Belgian Companies and Associations Code to have an audit committee or a nominating committee. At present, our Audit Committee is composed of three independent directors out of three members. Our Corporate Governance and Nominating Committee and our Compensation Committee are each composed of two independent directors out of three members. Our board of directors currently has no plan to change the composition of our Corporate Governance and Nominating Committee or our Compensation Committee.

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

By virtue of the resolution of the extraordinary general shareholders’ meeting of the Company held on June 30, 2023, as published by excerpt in the Annexes to the Belgian Official Gazette (Belgisch Staatsblad/Moniteur belge) on July 7, 2023 under number 23368447, which entered into force on July 7, 2023, the board of directors of the Company has been granted certain powers to increase our share capital in the framework of the authorized capital. The powers under the authorized capital have been set out in article 6 of the Company’s articles of association. Pursuant to the authorization granted by the extraordinary general shareholders’ meeting, the board of directors was authorized to increase the share capital of the Company on one or several occasions by a maximum aggregate amount of EUR 163,471,629.58 (excluding issue premium, as the case may be). This authorization may be renewed in accordance with the relevant legal provisions.

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

So far, the board of directors has used its powers under the authorized capital on (i) October 20, 2023, by the issuance of 2,500,000 new shares (250,000 shares after the share consolidation) for an aggregate amount of EUR 831,123.31, (ii) September 27, 2024 by the issuance of 20,000,000 new shares for an aggregate amount of EUR 35,858,359.48, and (iii) October 29, 2024 by the issuance of 2,209,241 new shares for an aggregate amount of EUR 4,084,379.73. As a result, the board of directors still has the authority under the authorized capital to increase the share capital of the Company by an aggregate amount of EUR 122,697,767.06 (excluding issue premium, as the case may be). For the sake of completeness, on April 30, 2024, the board of directors also reserved a total amount of EUR 80,000,000.00 to proceed with capital increases within the framework of the authorized capital, subject to certain conditions. While this amount has not yet been utilized by the board of directors, taking into account a hypothetical capital increase for the full amount, by virtue of the June 30, 2023 authorization, the board of directors is still authorized to increase the Company’s share capital by a total amount of EUR 42,697,767 (excluding issue premium, if any).

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

Our board of directors shall have the ability to determine that the right to attend the general shareholders’ meetings and to exercise the voting right at such meetings (as the case may be) is determined by the registration of the ownership of the securities concerned in the name of the holder of such securities on the third (3rd) business day prior to the date of the relevant general shareholders’ meeting (or such other date as shall be set out in the notice convening the general shareholders’ meeting, but which cannot be earlier than the 15th calendar date before the relevant general shareholders’ meeting), at midnight at the end of such day (Brussels time) (such date and hour being the relevant registration date), by means of the registration of such securities in the relevant (portion of the split) register book for such securities, or in the accounts of a certified account holder or relevant settlement institution for the securities concerned.

Our board of directors can make participation to the general shareholders’ meetings dependent on a requirement of notification by the securities holders concerned to the Company, or to the person appointed for this purpose by the Company, on a date to be determined by the board of directors before the date of the scheduled meeting, that such securities holder intends to attend the meeting, stating the number of securities with which such securities holder wishes to participate. The manner in which such notification must be made (as the case may be) must be set out in the notice convening the general shareholders’ meeting.

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

Under our Credit Agreement with OrbiMed, no distributions can be declared or made without OrbiMed’s consent. In addition, further financial restrictions and other limitations may be contained in future credit agreements. The right to payment of dividends expires five years after the board of directors declared the dividend payable.

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

Material Belgian Tax Consequences

General

The following paragraphs are a summary of material Belgian tax consequences of the ownership and disposal of our ordinary shares by an investor. The summary is based on laws, treaties and regulatory interpretations in effect in Belgium on the date of this document, all of which are subject to change, including changes that could have retroactive effect.

The summary only discusses Belgian tax aspects which are relevant to U.S. holders of our ordinary shares (“Holders”). This summary does not address Belgian tax aspects which are relevant to persons who are residents in Belgium or engaged in a trade or business in Belgium through a permanent establishment or a fixed base in Belgium. This summary does not purport to be a description of all of the tax consequences of the ownership and disposal of our ordinary shares and does not take into account the specific circumstances of any particular investor, some of which may be subject to special rules, or the tax laws of any country other than Belgium. This summary does not describe the tax treatment of investors that are subject to special rules, such as banks, insurance companies, collective investment undertakings, dealers in securities or currencies, persons that hold, or will hold, ordinary shares in a position in a straddle, share-repurchase transaction, conversion transactions, synthetic security or other integrated financial transactions. Investors should consult their own advisers regarding the tax consequences of an investment in ordinary shares in the light of their particular circumstances, including the effect of any state, local or other national laws, treaties and regulatory interpretation thereof.

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

In case of a redemption by us of own shares, the redemption distribution (after deduction of the portion of fiscal capital represented by the redeemed shares) can be treated as a dividend which in certain circumstances may be subject to a withholding tax of 30%, subject to such relief as may be available under applicable domestic or tax treaty provisions. No Belgian withholding tax will be triggered if this redemption is carried out on a stock exchange and meets certain conditions. In case of a liquidation of our Company, any amounts distributed in excess of the fiscal capital will also be treated as a dividend which in principle is subject to a 30% withholding tax, subject to such relief as may be available under applicable domestic or tax treaty provisions.

For non-residents, the dividend withholding tax, if any, will be the only tax on dividends in Belgium, unless the non-resident holds ordinary shares in connection with a business conducted in Belgium, through a fixed base in Belgium or a Belgian permanent establishment.

Relief of Belgian Dividend Withholding Tax

Under the Belgium-United States Tax Treaty (the “Treaty”), there is a reduced Belgian withholding tax rate of 15% on dividends paid by us to a U.S. resident which beneficially owns the dividends and is entitled to claim the benefits of the Treaty under the limitation of benefits article included in the Treaty, (a “Qualifying Holder”). If such Qualifying Holder is a company that owns directly at least 10% of our voting stock, the Belgian withholding tax rate is further reduced to 5%. No withholding tax is however applicable if the Qualifying Holder does not carry on a business in Belgium through a permanent establishment situated therein, with which our shares are effectively connected and, is: (i) a company that is a resident of the United States that has owned directly ordinary shares representing at least 10% of our capital for a 12-month period ending on the date the dividend is declared, or (ii) a pension fund that is a resident of the United States, provided that such dividends are not derived from the carrying on of a business by the pension fund or through an associated enterprise.

Under the normal procedure, we or our paying agent must withhold the full Belgian withholding tax (without taking into account the (reduced) Treaty rate). Qualifying Holders may make a claim for reimbursement for amounts withheld in excess of the rate defined by the Treaty. The reimbursement form (Form 276 Div-Aut.) may be obtained online on the website of the Belgian tax authorities. The reimbursement form is to be sent as soon as possible to the tax authorities and in each case within a term of five years starting from the first of January of the year the withholding tax was paid to the Belgian Treasury. Qualifying Holders may also, subject to certain conditions, obtain the reduced Treaty rate at source. Qualifying Holders should deliver a duly completed Form 276 Div-Aut., accompanied by a duly stamped and signed form 6166 to us no later than ten days after the date on which the dividend is paid or attributed (whichever comes first). U.S. holders should consult their own tax advisors as to whether they qualify for reduction in withholding tax upon payment or attribution of dividends, and as to the procedural requirements for obtaining a reduced withholding tax upon the payment of dividends or for making claims for reimbursement.

Additionally, pursuant to Belgian domestic tax law, dividends paid or attributed to non-resident individuals who do not use our shares in the exercise of a professional activity may be exempt from non-resident individual income tax up to the taxable amount of EUR 833 (for income year 2024 – hence EUR 249.90 of non-resident individual income tax if the 30% withholding tax rate is applicable). Consequently, if Belgian withholding tax has been levied on dividends paid or attributed to our shares, such Belgian non-resident may request in his or her non-resident income tax return that any Belgian withholding tax levied on dividends up to the amount of EUR 833 (for income year 2024) be credited and, as the case may be, reimbursed. However, if no Belgian non-resident income tax return has to be filed by the non-resident individual, any Belgian withholding tax levied on dividends up to such an amount could in principle be reclaimed by filing a request thereto addressed to the designated tax official. Such a request has to be made at the latest on December 31 of the calendar year following the calendar year in which the relevant dividend(s) have been received, together with an affidavit confirming the non-resident individual status and certain other formalities which are determined by Royal Decree. For the avoidance of doubt, all dividends paid or attributed to the non-resident individual are taken into account to assess whether the maximum amount of EUR 833 (for income year 2024) is reached (and hence not only the amount of dividends paid or attributed on our shares).

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

Please note that this withholding tax exemption will not be applicable to dividends which are connected to an arrangement or a series of arrangements (“rechtshandeling of geheel van rechtshandelingen”/“acte juridique ou un ensemble d’actes juridiques”) for which the Belgian Tax Administration, taking into account all relevant facts and circumstances, has proven, unless evidence to the contrary, that this arrangement or this series of arrangements is not genuine (“kunstmatig”/“non authentique”) and has been put in place for the main purpose or one of the main purposes of obtaining the dividend received deduction, the above dividend withholding tax exemption or one of the advantages of the Parent-Subsidiary Directive in another EU Member State. An arrangement or a series of arrangements is regarded as not genuine to the extent that they are not put into place for valid commercial reasons which reflect economic reality.

If the Holder holds the above-mentioned minimum participation for less than one year, at the time the dividends are paid on, we must levy the withholding tax but we do not need to transfer it to the Belgian Treasury provided that the Holder provides us or our paying agent, at the latest upon the attribution of the dividends, its qualifying status, with a certificate confirming – in addition to its qualifying status and the fulfilment of the relevant conditions – , the date as of which the Holder has held the minimum participation, and the Holder’s commitment to hold it for an uninterrupted period of at least one year. The Holder must also inform us or our paying agent when the one-year period has expired or if its shareholding drops below 10% of our share capital before the end of the one-year holding period. Upon satisfying the one-year shareholding requirement, the dividend withholding tax which was temporarily withheld will be paid to the Holder.

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

In addition, no stock exchange tax is payable by: (i) professional intermediaries described in Article 2, 9° and 10° of the Belgian Act of August 2, 2002 acting for their own account, (ii) insurance companies described in Article 6 of the Belgian Act of 13 March 2016 on the status and control of insurance and reinsurance companies, (iii) professional retirement institutions referred to in Article 2, 1° of the Belgian Act of October 27, 2006 relating to the control of professional retirement institutions acting for their own account, (iv) collective investment institutions acting for their own account, or (v) regulated real estate companies (for the stock exchange tax only).

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

Proposed Financial Transactions Tax

On 14 February 2013, the EU Commission adopted the Draft Directive on a common Financial Transaction Tax (“FTT”). Earlier negotiations for a common transaction tax among all 28 EU Member States had failed. The current negotiations between the Participating Member States (i.e. Austria, Belgium, France, Germany, Greece, Italy, Portugal, Slovakia, Slovenia and Spain) are seeking a compromise under “enhanced cooperation” rules, which require consensus from at least nine nations. Estonia already left the negotiations by declaring it would not introduce the FTT.

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

In the framework of the Multiannual Financial Framework (MFF)/Own Resources negotiations, the European Parliament supported the introduction of the FTT as an Own Resource. The Commission agreed to issue a declaration as part of the overall political agreement. The Commission has recently clarified that “should there be an agreement on this Financial Transaction Tax, the Commission will make a proposal in order to transfer revenues from this Financial Transaction Tax to the EU budget as an own resource. If there is no agreement by end of 2022, the Commission will, based on impact assessments, propose a new own resource, based on a new Financial Transaction Tax. The Commission shall endeavor to make these proposals by June 2024 in view of its introduction by 1 January 2026”.

In February 2021, EU Member States have been consulted on their current position regarding the FTT.

On 18 May 2021, the Commission again mentioned in a Communication that it will propose additional new own resources, which could include a Financial Transaction Tax.

In June 2023, the Commission stated that “the prospects of reaching an agreement” on the FTT in the future were “limited” adding there was “little expectation that any proposal would be agreed in the short term.”

Prospective investors should consult their own professional advisors in relation to the FTT.

Common Reporting Standard

Following recent international developments, the exchange of information is governed by the Common Reporting Standard (“CRS”). On May 16, 2023, the total of jurisdictions that have signed the multilateral competent authority agreement (“MCAA”) amounts to 120. The MCAA is a multilateral framework agreement to automatically exchange financial and personal information, with the subsequent bilateral exchanges coming into effect between those signatories that file the subsequent notifications.

Under CRS, financial institutions resident in a CRS country are required to report, according to a due diligence standard, financial information with respect to reportable accounts, which includes interest, dividends, account balance or value, income from certain insurance products, sales proceeds from financial assets and other income generated with respect to assets held in the account or payments made with respect to the account. Reportable accounts include accounts held by individuals and entities (which include trusts and foundations) with fiscal residence in another CRS country. The standard includes a requirement to look through passive entities to report on the relevant controlling persons.

On December 9, 2014, EU Member States adopted Directive 2014/107/EU on administrative cooperation in direct taxation (“DAC2”), which provides for mandatory automatic exchange of financial information as foreseen in CRS. DAC2 amends the previous Directive on administrative cooperation in direct taxation, Directive 2011/16/EU and replaces the EC Council Directive 2003/48EC on the taxation of savings income (commonly referred to as the “Savings Directive”) as from January 1, 2016. Austria has been nonetheless allowed to exchange information under DAC2 as from January 1, 2017.

On May 27, 2015, Switzerland signed an agreement with the European Union in order to implement, as from January 1, 2017,

an automatic exchange of information based on the CRS. This new agreement will replace the agreement on the taxation of savings that entered into force in 2005. As from January 1, 2017, financial institutions in the EU and Switzerland apply the due diligence procedures envisaged under the new agreement to identify customers who are reportable persons, i.e., for Switzerland residents of any EU Member State. This data was exchanged for the first time in autumn 2018.

As a result of the Law of December 16, 2015, the mandatory automatic exchange of information applies in Belgium (i) as of income year 2016 (first information exchange in 2017) towards the EU Member States (including Austria, irrespective of the fact that the automatic exchange of information by Austria towards other EU Member States is only foreseen as of income year 2017), (ii) as of income year 2014 (first information exchange in 2016) towards the US and (iii), with respect to any other non-EU States that have signed the MCAA, as of income year 2016 (first information exchange in 2017) for a first list of 18 countries, as of income year 2017 (first information exchange in 2018) for a second list of 44 countries, as of income year 2018 (first information exchange in 2019) for a third list of 1 country, as of income year 2019 (first information exchange in 2020) for a fourth list of 6 countries, as of income year 2020 (first information exchange in 2021) for a list of two countries and as of income year 2021 (first information exchange in 2022) for a list of 3 countries.

Investors who are in any doubt as to their position should consult their professional advisers.

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

At the end of 2024, the Company operated with more than 1,000 different customers, systematically reducing credit risk compared to prior periods.

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

Customers’ compliance with agreed credit terms is regularly and closely monitored. Trade accounts receivable amounted to $14.4 million as of December 31, 2024, and no allowance for expected credit loss was recorded. The Company applies the simplified approach to providing for expected credit losses (“ECL”) prescribed by IFRS 9, which requires the use of the lifetime expected loss provision for all trade receivables. No ECL has been recorded for other financial assets carried at amortized cost as there is no related credit risk.

The credit risk on cash and cash equivalents of $46.8 million is limited given that the counterparties are banks with high credit scores attributed by international rating agencies.

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

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We are responsible for maintaining disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Disclosure controls and procedures are controls and other procedures designed to ensure that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms. Our management, with the participation of our Chief Executive Officer (principal executive officer) and our Chief Financial Officer (principal financial officer), has evaluated the effectiveness of our disclosure controls and procedures, as of the end of the period covered by this annual report on Form 20-F. Based on the foregoing, our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer) concluded that, as of December 31, 2024, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting (as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act). Our management, with the participation of the Chief Executive Officer and the Chief Financial Officer, conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2024, based on the criteria set forth in “Internal Control — Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that, as of December 31, 2024, our internal control over financial reporting was effective.

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of the company’s registered public accounting firm because MDxHealth is an emerging growth company under the JOBS Act.

Changes in Control over Financial Reporting

There has been no change in our internal control over financial reporting (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) during the year ended December 31, 2024 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

Not applicable.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Currently, our Audit Committee consists of three directors: Regine Slagmulder, Hilde Windels, and Don Hardison. The members of the Audit Committee must have a collective expertise relating to the activities of the Company, and at least one member of the Audit Committee must have the necessary competence in accounting and auditing, including qualifying as an “audit committee financial expert” as defined under the Exchange Act. Our Board of Directors has determined that Regine Slagmulder and Hilde Windels each qualify as an “audit committee financial expert,” as defined by SEC rules and regulations. Regine Slagmulder, Hilde Windels, and Don Hardison are independent under the Nasdaq Stock Market listing requirements.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

BDO Réviseurs d’Entreprises SRL, has served as our independent registered public accounting firm for 2023 and 2022. Our accountants billed the following fees to us for professional services in each of those fiscal years:

Thousands of $	Year ended December 31,
	2024	2023
Audit fees for statutory and consolidated financials	$408	$408
Other audit fees	236	-
Audit-related and other services	16	40
Total	$660	$448

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

Audit and Non-Audit Services Pre-Approval Policy

The Audit Committee’s policy is to pre-approve all audit and permissible non-audit services to be performed by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. All such services provided in fiscal 2024 were pre-approved by the Audit Committee. The Audit Committee has delegated pre-approval authority to its chairman when necessary due to timing considerations. Any services pre-approved by such chairman must be reported to the full Audit Committee at its next scheduled meeting.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There were no repurchases of our equity securities during the year ended December 31, 2024.

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

We intend to continue to follow Belgian corporate governance practices in lieu of the corporate governance requirements of the Nasdaq Stock Market in respect of the following:

●	Quorum at Shareholder Meetings. Nasdaq Stock Market Listing Rule 5620(c) requires that for any meeting of shareholders, the quorum must be no less than 33.33% of the outstanding shares of common voting stock. There is no general quorum requirement under Belgian law for ordinary meetings of shareholders, except in relation to decisions regarding certain matters. See Item 10B. “Memorandum and Articles of Association.”

●	Compensation Committee. Nasdaq Stock Market Listing Rule 5605(d)(2) requires that compensation of officers must be determined by, or recommended to, the Board of Directors for determination, either by a majority of the independent directors, or a compensation committee comprised solely of independent directors. Nasdaq Stock Market Listing Rule 5605(e) requires that director nominees be selected, or recommended for selection, either by a majority of the independent directors or a nominations committee comprised solely of independent directors. Under Belgian law, we are not subject to any such requirements. In particular, we are not required by Belgian law to set up any compensation or nominations committees within our Board of Directors and are therefore not subject to any Belgian legal requirements as to the composition of such committees. However, our Articles of Association provide that our Board of Directors may form committees from among its members. Accordingly, our Board of Directors has set up and appointed a Compensation Committee.

●	Meetings of Independent Directors. Nasdaq Stock Market Listing Rule 5605(b)(2) requires that independent directors must have regularly scheduled meetings at which only independent directors are present. We do not intend to require our independent directors to meet separately from the full Board of Directors on a regular basis or at all, although the Board of Directors is supportive of its independent members voluntarily arranging to meet separately from the other members of our Board of Directors when and if they wish to do so.

●	Stockholder Approval of Certain Share Issuances. Nasdaq Stock Market Listing Rule 5635(a) requires shareholder approval prior to the issuance of securities in connection with the acquisition of the stock or assets of another company if (1)(A) the common stock has or will have upon issuance voting power equal to or in excess of 20% of the voting power outstanding before the issuance of stock or securities convertible into or exercisable for common stock or (B) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities; or (2) any director, officer or Substantial Shareholder (as defined in the Nasdaq rules) has a 5% or greater interest (or all such parties have a 10% or greater interest in the aggregate) in the Company or assets to be acquired or in the consideration to be paid in the transaction or series of transactions and the transaction or series of transactions results in an increase in the outstanding common shares or voting power of 5% or more. However, as permitted by Belgian law, we do not need prior stockholder approval to issue shares of authorized stock.

●	Stockholder Approval of Equity Compensation Arrangements. Nasdaq Stock Market Listing Rule 5635(c) requires shareholder approval when a plan or other equity compensation arrangement is established or materially amended. Under Belgian law the establishment or amendment of equity compensation arrangements does not require a prior approval by the general shareholders’ meeting. However, pursuant to Belgian law our shareholders must decide any issuance of new equity, as a general matter. As mentioned in Item 10B. “Memorandum and Articles of Association,” the shareholders may also authorize the Board of Directors, within certain limits, to issue new equity (including equity compensation arrangements) in the framework of the so-called authorized capital. By virtue of a resolution of our extraordinary general shareholders’ meeting of June 30, 2023, our Board of Directors was authorized to issue equity (including equity compensation arrangements) in the framework of the authorized capital. Furthermore, the compensation of director mandates is subject to an approval by the general shareholders’ meeting. See also Item 6B. “Management — Compensation of Our Directors and Executive Management.” In the future, we intend to keep following Belgian home country rules and practice.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an Insider Trading Policy containing policies and procedures governing the purchase, sale and/or other dispositions of our securities by our directors, officers, and employees. Additionally, from time to time, the Company may engage in transactions in its own securities. It is our policy to comply with all applicable laws, including federal securities laws, when engaging in transactions in Company securities. Such policies and procedures are reasonably designed to promote compliance with insider trading laws, rules and regulations, and any listing standards applicable to us. Our Insider Trading Policy has been filed as required by the rules and regulations of the SEC.

We prohibit insiders from engaging in speculative transactions involving the Company’s securities, including short sales, puts, calls or other publicly traded options on the Company’s common stock. Additionally, insiders are prohibited from engaging in hedging, monetization transactions or similar arrangements involving the Company’s securities, such as zero-cost collars and forward sale contracts. Insiders are prohibited from holding the Company’s securities in a margin account or pledging such securities as collateral for a loan.

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

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

See pages F-1 through F-44 of this annual report.

ITEM 19. EXHIBITS

Exhibit Index

The following exhibits are filed as part of this annual report:

Exhibit No.	Description of Exhibit	Form	File No.	Filing Date	Filed Herewith
1.1	Articles of Association of MDxHealth SA (English Translation)	6-K	0001-40996	October 29, 2024
1.2	Corporate Governance Charter of MDxHealth SA (English Translation)	F-1	333-260213	October 13, 2021
2.1	Description of Securities registered under Section 12 of the Exchange Act	20-F	001-40996	April 25, 2023
4.1	March 2012 Stock Option Plan (English Translation)*	F-1	333-260213	October 13, 2021
4.2	May 2012 Stock Option Plan (English Translation)*	F-1	333-260213	October 13, 2021
4.3	May 2014 Stock Option Plan (English Translation)*	F-1	333-260213	October 13, 2021
4.4	May 2017 Stock Option Plan (English Translation)*	F-1	333-260213	October 13, 2021
4.5	2019 Stock Option Plan (English Translation)*	F-1	333-260213	October 13, 2021
4.6	2021 Share Option Plan (English Translation)*	F-1	333-260213	October 13, 2021
4.7	2022 Share Option Plan (English Translation)*	6-K	001-40996	April 28, 2022
4.8	2023 Share Option Plan (English Translation)*	6-K	001-40996	April 26, 2023
4.9	2024 Share Option Plan (English Translation)*	6-K	001-40996	May 16, 2024
4.10	Form of Indemnification Agreement between MDxHealth and each of its officers and directors	F-1	333-260213	October 13, 2021
4.11	Employment Agreement between MDxHealth and Joseph Sollee dated April 14, 2008 and amended January 27, 2014*	F-1	333-260213	October 13, 2021
4.12	Executive Employment Agreement between MDxHealth and Michael K. McGarrity dated February 18, 2019*	F-1	333-260213	October 13, 2021
4.13	Executive Employment Agreement between MDxHealth and John Bellano dated May 21, 2019*	F-1	333-260213	October 13, 2021
4.14	Executive Employment Agreement between MDxHealth and Ron Kalfus dated July 18, 2019*	F-1	333-260213	October 13, 2021
4.15	Form of Executive Severance Agreement*				X
4.16	Amended and Restated License Agreement between The Johns Hopkins University and MDxHealth dated September 1, 2004#	F-1	333-260213	October 13, 2021
4.17	Amendment No. 1 to Restated License Agreement between The Johns Hopkins University and MDxHealth dated April 15, 2005#	F-1	333-260213	October 13, 2021
4.18	Asset Purchase Agreement between Genomic Health, Inc. and MDxHealth dated August 2, 2022#	20-F	001-40996	April 25, 2023
4.19	Amendment to Asset Purchase Agreement between Genomic Health, Inc. and MDxHealth dated January 1, 2023#	20-F	001-40996	April 25, 2023
4.20	Form of Exact Sciences Warrant	6-K	001-40996	May 16, 2024
4.21	U.S. Small Business Administration Paycheck Protection Program Note, issued by the Company to Customers Bank	F-1/A	333-260213	October 28, 2021
4.22	Lease Agreement between Alton Corporate Plaza LLC and MDxHealth dated December 17, 2019	F-1	333-260213	October 13, 2021

Exhibit No.	Description of Exhibit	Form	File No.	Filing Date	Filed Herewith
4.23	First Amendment to Lease Agreement between Alton Corporate Plaza LLC and MDxHealth dated April 23, 2020	F-1	333-260213	October 13, 2021
4.24	Second Amendment to Lease Agreement between Alton Corporate Plaza LLC and MDxHealth dated March 23, 2021	F-1	333-260213	October 13, 2021
4.25	Subscription Agreement between MDxHealth and MVM V LP and MVM GP (No. 5) LP dated April 24, 2020	F-1	333-260213	October 13, 2021
4.26	Second Amendment to Asset Purchase Agreement between Genomic Health, Inc. and MDxHealth dated August 23, 2023#	20-F	001-40996	April 30, 2024
4.27	Sales Agreement, dated April 30, 2024, between the Company and Cowen and Company, LLC	6-K	001-40996	May 1, 2024
4.28	Credit Agreement, dated May 1, 2024, by and among the Company, as guarantor, MDxHealth, Inc., as borrower, and one or more affiliates of OrbiMed, as the lenders and administrative agent#	6-K	001-40996	May 1, 2024
4.29	Pledge and Security Agreement, dated May 1, 2024, by and among MDxHealth, Inc., the guarantors party thereto and one or more affiliates of OrbiMed	6-K	001-40996	May 1, 2024
4.30	Form of OrbiMed Warrant	6-K	001-40996	May 1, 2024
4.31	Amendment to Credit Agreement, dated July 30, 2024, by and among the Company, as guarantor, MDxHealth, Inc., as borrower, and one or more affiliates of OrbiMed, as the lenders and administrative agent#	6-K	001-40996	August 21, 2024
4.32	Second Amendment to Credit Agreement, dated August 20, 2024, by and among the Company, as guarantor, MDxHealth, Inc., as borrower, and one or more affiliates of OrbiMed, as the lenders and administrative agent#	6-K	001-40996	August 21, 2024
4.33	Registration Rights Agreement, dated June 20, 2024, by and among the Company and the OrbiMed parties	6-K	001-40996	June 20, 2024
8.1	List of subsidiaries of the registrant	20-F	001-40996	April 25, 2022
11.1	Insider Trading Policy				X
12.1	Certificate of Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				X
12.2	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				X
13.1	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				X
13.2	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				X
15.1	Consent of BDO Réviseurs d’Entreprises SRL, Independent Registered Public Accounting Firm				X
97	Incentive-based Compensation Recovery Policy, effective as of December 1, 2023	20-F	001-40996	April 30, 2024
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Inline XBRL for the cover page of this Annual Report on Form 20-F (embedded within the Inline XBRL document)

*	Indicates management compensatory plan, contract or arrangement.

#	Certain confidential portions of this Exhibit were omitted by means of marking such portions with brackets (“[***]”) because the identified confidential portions (i) are not material and (ii) would be competitively harmful if publicly disclosed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MDXHEALTH SA

/s/ Michael McGarrity
By:	Michael McGarrity
Title:	Chief Executive Officer

Date: March 31, 2025

MDxHealth SA

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

MDxHealth SA

Herstal, Belgium

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of MDxHealth SA (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Zaventem, Belgium

March 31, 2025

PCAOB ID #1432

Consolidated statement of profit or loss

Thousands of $ (except per share amounts) For the years ended December 31	Notes	2024	2023	2022
Revenues	3	90,049	70,193	37,054
Cost of sales (exclusive of amortization of intangible assets)	3	(34,908)	(26,264)	(17,835)
Gross profit		55,141	43,929	19,219
Research and development expenses	4	(10,552)	(6,376)	(5,497)
Selling and marketing expenses	4	(40,981)	(36,915)	(25,704)
General and administrative expenses	4	(22,801)	(23,010)	(23,308)
Amortization of intangible assets	4	(4,905)	(4,494)	(3,169)
Other operating (expense) income, net	6	(624)	(461)	559
Operating loss		(24,722)	(27,327)	(37,900)
Financial income	7	2,357	2,570	241
Financial expenses	7	(15,322)	(18,342)	(6,385)
Loss before income tax		(37,687)	(43,099)	(44,044)
Income tax	8	(382)	(1)	-
Loss for the year attributable to owners of the parent		(38,069)	(43,100)	(44,044)

Loss per share attributable to owners of the parent
Basic and diluted, $	18	(1.16)	(1.66)	(2.78)

Consolidated statement of comprehensive income

Thousands of $ For the years ended December 31	Notes	2024	2023	2022
Loss for the year attributable to owners of the parent		(38,069)	(43,100)	(44,044)

Other comprehensive income (loss)
Items that will be reclassified to profit or loss:
Exchange differences arising from translation of foreign operations		(22)	(149)	593
Total other comprehensive income (loss) attributable to owners of the parent		(22)	(149)	593
Total comprehensive loss for the year (net of tax) attributable to owners of the parent		(38,091)	(43,249)	(43,451)

Consolidated statement of financial position

Thousands of $ For the years ended December 31	Notes	2024	2023
ASSETS
Non-current assets
Goodwill	9	35,926	35,926
Intangible assets	10	40,592	44,337
Property, plant and equipment	11	4,363	4,956
Right-of-use assets	11	8,617	4,989
Financial assets		936	763
Total non-current assets		90,434	90,971

Current assets
Inventories	12	3,869	2,779
Trade receivables	13	14,440	11,088
Prepaid expenses and other current assets	13	1,788	1,914
Cash and cash equivalents	14	46,798	22,380
Total current assets		66,895	38,161
TOTAL ASSETS		157,329	129,132

EQUITY
Share capital	20	214,670	173,931
Issuance premium	20	153,177	153,177
Accumulated deficit		(369,515)	(331,446)
Share-based compensation	22	17,124	12,139
Translation reserve		(615)	(593)
Total equity		14,841	7,208

LIABILITIES
Non-current liabilities
Loans and borrowings	15/17	50,967	35,564
Lease liabilities	15	7,413	3,578
Other non-current financial liabilities	15/17	41,445	63,259
Total non-current liabilities		99,825	102,401

Current liabilities
Loans and borrowings	15/17	324	643
Lease liabilities	15	1,360	1,480
Trade payables	16	8,001	8,811
Other current liabilities	16	6,567	5,694
Other current financial liabilities	15/17	26,411	2,895
Total current liabilities		42,663	19,523
Total liabilities		142,488	121,924
TOTAL EQUITY AND LIABILITIES		157,329	129,132

Consolidated statement of changes in equity

	Attributable to owners of mdxhealth sa
Thousands of $ (except number of shares)	Number of shares	Share capital & issuance premium	Accumulated Deficit	Share-based compensation	Translation reserve	Total equity
Notes		20		22
Balance at January 1, 2022	15,596,922	281,631	(244,302)	10,607	(1,037)	46,899
Loss for the year			(44,044)			(44,044)
Other comprehensive income					593	593
Total comprehensive income for the year			(44,044)		593	(43,451)

Transactions with owners in their capacity as owners:
Issuance of shares as part of GPS acquisition	691,171	5,000				5,000
Share-based compensation costs				867		867
Balance at December 31, 2022	16,288,093	286,631	(288,346)	11,474	(444)	9,315

Balance at January 1, 2023	16,288,093	286,631	(288,346)	11,474	(444)	9,315
Loss for the year			(43,100)			(43,100)
Other comprehensive income					(149)	(149)
Total comprehensive income for the year			(43,100)		(149)	(43,249)

Transactions with owners in their capacity as owners:
Issuance of shares, net of transaction costs	10,750,000	39,599				39,599
Issuance of shares as part of amended GPS asset purchase agreement	250,000	878				878
Share-based compensation costs				665		665
Balance at December 31, 2023	27,288,093	327,108	(331,446)	12,139	(593)	7,208

Balance at January 1, 2024	27,288,093	327,108	(331,446)	12,139	(593)	7,208
Loss for the year			(38,069)			(38,069)
Other comprehensive income					(22)	(22)
Total comprehensive income for the year			(38,069)		(22)	(38,091)

Transactions with owners in their capacity as owners:
Issuance of shares, net of transaction costs	22,209,241	40,739				40,739
Issuance of warrants – OrbiMed				2,144		2,144
Exact Sciences 5-year warrants				1,116		1,116
Share-based compensation costs				1,725		1,725
Balance at December 31, 2024	49,497,334	367,847	(369,515)	17,124	(615)	14,841

*	The company completed a share consolidation with respect to all its outstanding shares by means of a 1-for-10 reverse stock split (the “Share Consolidation”) as of November 13, 2023. All share amounts and the EPS were adjusted retroactively to reflect the reverse stock-split.

Consolidated statement of cash flow

Thousands of $ For the years ended December 31	Notes	2024	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Operating loss		(24,722)	(27,327)	(37,900)
Depreciation	11	3,134	2,365	1,740
Amortization of intangible assets	10	4,905	4,494	3,169
Impairment	10	-	-	44
Share-based compensation	22	1,725	665	867
Other non-cash transactions		286	421	(473)
Cash used in operations before working capital changes		(14,672)	(19,382)	(32,553)

Increase in inventories	12	(1,090)	(452)	(416)
Increase in receivables	13	(3,226)	(1,683)	(5,122)
Increase in payables	16	458	20	3,973
Net cash outflow from operating activities		(18,530)	(21,497)	(34,118)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	11	(1,188)	(2,747)	(2,789)
Acquisition and generation of intangible assets	10	(971)	(2,272)	(1,374)
Acquisition of Genomic Prostate Score Business	15	-	-	(25,000)
Noviogendix milestone payment	15	(555)	-	-
Interests received	7	1,078	1,088	125
Net cash outflow from investing activities		(1,636)	(3,931)	(29,038)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of shares, net of transaction costs	20	40,739	39,599	-
Proceeds from loan obligation	15	53,011	-	34,291
Repayment of loan obligation and debt extinguishment costs	15	(39,540)	(1,659)	(10,805)
Amendment fee related to OrbiMed Agreement		(550)	-	-
Amendment fee related to GPS Asset Purchase Agreement		-	(250)	-
Payment of lease liability	15	(1,883)	(1,610)	(1,358)
Payment of interest	7	(6,702)	(3,610)	(1,412)
Other financial expenses	7	(477)	(190)	-
Net cash inflow from financing activities		44,598	32,280	20,716

Net increase (+) / decrease (-) in cash and cash equivalents		24,432	6,852	(42,440)

Cash and cash equivalents at beginning of the financial year		22,380	15,503	58,498
Effect on exchange rate changes		(14)	25	(555)
Cash and cash equivalents at end of the financial year	14	46,798	22,380	15,503

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

The Company’s Select mdx and Confirm mdx solutions address men at risk for developing prostate cancer, providing physicians with a clear clinical pathway to accurately identify clinically significant prostate cancer while minimizing the use of invasive procedures that are prone to complications. The Company’s Genomic Prostate Score (GPS) solution addresses men newly diagnosed with prostate cancer, providing physicians with a clear clinical pathway to make the most informed treatment decision for their individual disease, including active surveillance. To further supplement its prostate cancer menu, the Company’s Resolve mdx was developed especially for patients with recurrent, persistent, and complicated urinary tract infections (UTIs), and combines precise pathogen identification and resistance gene detection with a proprietary susceptibility methodology that identifies personalized oral antibiotic options for fast resolution and improved patient outcomes. The Company’s collective decades of experience in precision diagnostics and its portfolio of novel biomarkers for diagnostic, prognostic and predictive molecular assays supports its active pipeline of new testing solutions for prostate and other urologic diseases.

MDxHealth offers its laboratory solutions from its state-of-the-art College of American Pathologists (CAP)-accredited and Clinical Laboratory Improvement Amendments of 1988 (“CLIA”) certified, molecular laboratory facility located at its U.S. headquarters in Irvine, California as well as a CLIA-certified lab in Plano, Texas. MDxHealth also operates a research and development-focused molecular laboratory facility, MDxHealth B.V., located in Nijmegen, the Netherlands.

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

American Depositary Shares (“ADS”), each representing 10 ordinary shares of the Company, began trading on the Nasdaq Capital Market on November 4, 2021. On November 13, 2023, the Company completed a 1-for-10 reverse stock split of its ordinary shares, after which each ADS represented one ordinary share. On November 27, 2023, the Company completed the mandatory exchange of all of its ADSs for one ordinary share each and subsequently terminated the Company’s ADS facility, at which time the ordinary shares were admitted to listing on the Nasdaq Capital Market under the symbol “MDXH”. Following a transition period of three weeks, the Company delisted its ordinary shares from Euronext Brussels and, as of December 15, 2023, its ordinary shares began solely trading on the Nasdaq Capital Market. The disclosures in these financial statements give retroactive effect to these changes.

NOTE 2: Summary of material accounting policies

2.1. Basis of preparation and statement of compliance

MDxHealth’s consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) and interpretations issued by the IFRS Interpretation Committee (IFRS-IC) applicable to companies reported under IFRS. The financial statements comply with IFRS as issued by the International Accounting Standards Board (IASB), collectively “IFRS”. In addition, the financial statements are also prepared in accordance with IFRS as adopted by the EU (“EU IFRS”).

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

2.3. Going Concern

The Company has experienced net losses and significant cash used in operating activities since its inception in 2003, and as of December 31, 2024, had an accumulated deficit of $369.5 million, a net loss of $38.1 million, and net cash used in operating activities of $18.5 million. Management expects the Company to continue to incur net losses and have significant cash outflows for at least the next twelve months. While these conditions, among others, could raise doubt about its ability to continue as a going concern, these consolidated financial statements have been prepared assuming that the Company will continue as a going concern. This basis of accounting contemplates the recovery of its assets and the satisfaction of liabilities in the normal course of business. A successful transition to attaining profitable operations is dependent upon achieving a level of positive cash flows adequate to support the Company’s cost structure.

As of December 31, 2024, the Company had cash and cash equivalents of $46.8 million. Taking into account the above financial situation and on the basis of the most recent business plan including the Company’s expected ability to access additional cash through debt, equity, or other means, the Company believes that it has sufficient cash to be able to continue its operations for at least the next twelve months from the date of issuance of these financial statements, and accordingly has prepared the consolidated financial statements assuming that it will continue as a going concern. This assessment is based on forecasts and projections within management’s most recent business plan as well as the Company’s expected ability to maintain adequate levels of cash as required by certain financial covenants present in the new OrbiMed Credit Agreement (described in Note 15 and 27), and to access additional cash through debt, equity or other means.

Macroeconomic Factors

Recent macroeconomic factors, such as interest rate fluctuations and inflation in the United States and other markets, as well as volatility in the global banking and finance systems, have resulted in volatility in the capital and credit markets globally. In addition, regional conflicts like those between Russia and Ukraine and in the Middle East may adversely impact the Company’s business and operating results. The Company intends to continue to monitor macroeconomic conditions closely and may determine to take certain financial or operational actions in response to such conditions as appropriate, however, there is no direct or indirect impact of these conflicts on the day-to-day business of the Company, and therefore, the Company does not believe that these factors have an impact on the Company’s ability to continue as a going concern.. In addition, the Company is not materially impacted by inflation, supply disruption or cyber-attacks due to the current geopolitical conflicts.

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

OrbiMed credit agreement (Notes 15 & 17)

As part of the amortized cost accounting treatment and for the purpose of calculating the effective interest rate of the OrbiMed credit agreement, the Company has assumed that all tranches will be drawn and has taken into account for its calculations the expected future cashflows. As of the date of this report, the Company has drawn the initial tranche of $55 million in May 2024 as well as the second tranche of $25 million in March 2025.

Provision for uncertain tax position (Note 17)

The Company has recorded a provision for an uncertain tax position of $382,000 as of December 31, 2024, within other current liabilities. The uncertain tax position relates to a potential exit tax due in Belgium related to certain intellectual property in Belgium. The Company is currently in discussions with the Belgian Tax Authorities with final outcome expected in 2025. The provision was valued based on several possible scenarios which management has judged to be most likely.

Estimates:

The areas where assumptions and estimation uncertainties in the financial statements have potentially the most significant effect in 2024 are listed below:

Revenue recognition (Note 3)

As further described in Note 2.7 (paragraph “Determining the Transaction Price”), the Company analyzes historical collection data on a quarterly basis and makes adjustments to its estimates. In accordance with IFRS 15, revenue is recognized where such variable consideration is included in the transaction price only to the extent that it is highly probable that the amount of revenue recognized will not be subject to significant future reversals as a result of subsequent re-estimation. The related carrying amount of trade receivables is directly impacted by this estimation, which mainly consists of amounts due from our patients’ insurance companies related to the sales of our diagnostic tests (refer to Note 13, Trade and other receivables).

Financial liabilities and assets (Note 15)

Other financial assets and liabilities are accounted for at fair value through the statement of profit or loss and include the following:

The fair value of the contingent consideration payable to Exact Sciences (for the GPS acquisition), which are presented in the yearend statement of financial position under “other non-current financial liabilities” and “other current financial liabilities” are based on an estimated outcome of the conditional purchase price and contingent payments arising from contractual obligations (level 3 input). This was initially recognized as part of the purchase price and then subsequently measured for fair value. Any changes to fair value are recorded in the statement of profit or loss through either “other operating (expense) income”, “financial income” or “financial expense” depending on the underlying driver for the fair value adjustment.

The fair value of the GPS contingent consideration is based on the estimated timing and amount of the earnout payments. This estimate is then discounted to its net present value, taking into account the expected time when the earnout would become payable in 2025, 2026, and 2027. This contingent consideration was initially recorded along with the purchase price allocation of this business combination during 2022.

The contingent consideration liability is considered as a financial liability based on level 3 input and was valued at $67.9 million as of December 31, 2024, using a discount rate of 19.07% and 20.13% respectively depending on the remaining operational risks of the contingent consideration.

The fair value of the contingent consideration is based on risk-adjusted future cash flows of different scenarios discounted using a rate of 19.07% and 20.13% respectively. The fair value of the liability for the year ended December 31, 2024, was valued at $67.9 million, of which $26.0 million is current.

Share-based payments (Note 22)

Management estimates the fair value of the equity-settled share-based payment transactions by using the Black-Scholes option valuation model:

●	The dividend return is estimated by reference to the historical dividend payment of the Company; currently, this is estimated to be zero as no dividends have been paid since inception;

●	The expected volatility was determined using the average volatility of the stock over the last two years at the date of grant;

●	Risk-free interest rate was based either on the interest rate applicable for the 10-year Belgian government bond, for shares granted prior to November 27, 2023, or on the 10-year U.S. Treasury rate, for shares granted after November 23, 2023.

2.5. New Standards, Interpretations and Amendments

2.5.1. New standards, interpretations and amendments adopted by the Company

The accounting policies have been consistently applied by the Company and are consistent with those used in previous years.

●	Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current and Noncurrent Liabilities with Covenants

The amendments and interpretations issued by the IASB and IFRIC that apply for the first time in 2024 do not have a significant impact on the consolidated financial statements of the Company.

2.5.2. Standards and interpretations issued but not yet effective in the current period

Certain new accounting standards and amendments to standards have been published, but were not mandatory for the December 31, 2024, reporting period.

The following amendments have been issued, but are not mandatory for the financial year beginning January 1, 2024:

●	IFRS 18 Presentation and Disclosure in Financial Statements, effective 1 January 2027, subject to implementation. It is generally expected that this will have an impact on the Company’s presentation of its financial statements. Among others, IFRS 18 introduces new subtotals (“operating profit” and “profit or loss before financing and income tax”) that are mandatory, along with a requirement to present the operating expenses in a way that provides the reader of the financial statement with the “most useful structured summary” of its expenses. Additionally, there are also additional requirements for Management-defined Performance Measures and for the Aggregation/Disaggregation of information. The Company will be analyzing the impact of IFRS 18 on its consolidated financial statements and the impact it will have on the reported line items of the financial statements.

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

The results and financial positions of foreign operations that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

●	Assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that balance sheet. At December 31, 2024, the official exchange rate applied for assets and liabilities was €1 to $1.039 (2023: €1 to $1.105) quoted by the European Central Bank.

●	Income and expenses for each statement of profit or loss and statement of comprehensive income are translated at average exchange rates. At December 31, 2024, the official exchange rate applied for income and expenses was €1 to $1.082 (2023: €1 to $1.0813) quoted by the European Central Bank.

●	All resulting exchange differences are recognized in other comprehensive income.

2.7. Revenue recognition

Performance obligations and timing of revenue recognition

The majority of the Company’s revenue is derived from laboratory services with revenue recognized at a point in time when control of the services has been transferred to the customer. This is generally when the test results are delivered to the customer. Minor other Company’s revenue is derived from license fees and royalties.

Determining the transaction price

A large portion of the Company’s revenue is derived from Medicare, which reimburses the Company for tests performed on its insured patients. Medicare has set a fixed price (via a Local Coverage Determination or “LCD”) for the Company’s Confirm mdx, Select mdx, and GPS tests. Therefore, the amount of revenue recognized from Medicare for these tests is determined by reference to the LCD pricing.

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

2.11. Right-of-use assets and liabilities

Right-of-use assets:

The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Depreciation periods range between 3 and 7 years. Right-of-use assets are subject to impairment.

Lease liabilities:

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in substance fixed payments) less any lease incentives receivable and variable lease payments that depend on an index or a rate. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating a lease, if the lease term reflects the Company exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs. In calculating the present value of lease payments, the Company uses the incremental borrowing rate at the lease commencement date which is in the following ranges:

●	Buildings: 8.0% and 14.0%

●	Vehicles: 2.5% and 3.75%

●	Materials: 9.75% and 12%

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

2.14. Cash and cash equivalents

Cash and cash equivalents are carried on the consolidated statement of financial position at amortized cost. For the purposes of the cash flow statements, cash and cash equivalents comprise cash on hand, deposits held on call with banks, other short-term highly liquid investments and bank overdrafts. Bank overdrafts, if any, are included in borrowings included in current liabilities.

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

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. As such, no deferred tax assets have been recognized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

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

2.17. Financial Assets

The financial assets consist mainly of trade receivables and other current assets (deposits) as well as the Company’s option to settle the earnout obligation to Exact Sciences in cash or through the issuance of additional shares of the Company (refer to Note 15 for additional details) as well as the Company’s right for early repayment of the OrbiMed loan.

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

Subsequent measurement

After initial recognition, trade receivables and some other current assets as listed in Note 13 are measured at amortized cost using the effective interest method, less provision for impairment based on expected credit losses.

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

This option is considered as an embedded derivative of the host financial (earnout) liability and not closely related to the host financial liability and is recognized at fair value through the statement of profit or loss at each closing date using the Monte Carlo valuation model.

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

The fair value of the contingent consideration payable at the date of acquisition was initially computed as the sum of the probability-weighted fair values of the purchase prices, as follows:

●	GPS: the liability recognized reflects a probability-weighted estimate at the current net present value at the date of acquisition, which is expected to become payable.

●	NovioGendix: each of the potential product development paths. The fair value of each path is in turn computed as the sum of the survival probability discounted to present values of the contingent payments in each such path, including the milestone and commercialization payments. Any other financial liability included in the consideration payable for a business combination is recorded at fair value at the date of acquisition.

The fair value of the derivative financial liabilities is determined as follows:

●	Exact Sciences 5-Year Warrants: The fair value of the warrant held by Exact Sciences to acquire up to 1 million shares of MDxHealth was measured using a Binomial tree valuation model which takes into account several factors including the expected evolution in the Company’s share price. Following approval at the Company’s General Assembly in June 2024 for the issuance of the warrants to Exact Sciences, the warrants were considered equity instruments and accordingly reclassified from liabilities to equity.

●	Innovatus: The derivative financial instrument related to the Innovatus debt facility option to convert up to 15% of the outstanding aggregate principal amount into ordinary shares of the Company for a period up to August 2, 2025, was accounted for at fair value with a portion of the transaction costs allocated to the embedded derivative being expensed as incurred. The embedded derivative was to be measured as an American call option using a binomial tree option pricing model with changes to fair value being recorded in the statement of profit or loss under financial expenses or income. The Innovatus debt facility was fully repaid on May 1, 2024, and replaced with a new debt facility from OrbiMed, as described further in Note 15.

Subsequent measurement

After initial recognition, loans and borrowings, lease liabilities, trade and other payables, are measured at amortized cost using the effective interest method. Contingent considerations and derivative financial liabilities are measured at fair value and are reviewed at each reporting period, with any changes in fair value recorded in the statement of profit or loss in either operating results (e.g., for changes in internal forecasts and projections) or financial results (e.g., for changes in net present value), depending on the nature of the driver of the fair-value adjustment.

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

The received amount, less directly attributable transaction costs, will be recorded as share capital and share premium when the options are exercised.

NOTE 3: Revenue and cost of sales

Revenue

Thousands of $ For the years ended December 31	2024	2023	2022
Tissue-based revenue	72,329	55,718	31,151
Liquid-based revenue	17,581	14,247	5,814
Royalties and other revenues	139	228	89
Total revenue	90,049	70,193	37,054

The Company does not distinguish different business segments since most revenues are generated from clinical laboratory service testing, or the out-licensing of the Company’s patented DNA methylation platform and biomarkers. Revenue is generated primarily in the U.S. with minimal revenue recognized throughout Europe and the rest of the world. The Company does distinguish between three sources of revenue:

●	Tissue-based revenue, from the Company’s Confirm mdx and GPS tests;

●	Liquid-based revenue, from the Company’s Select mdx, Resolve mdx, and Germline tests; and

●	Royalties and other revenues

Revenues related to royalties, licenses and other revenues are generally recognized over time as described in Note 2.7. The Company did not recognize any contract assets or contracts liabilities.

Total revenue for 2024 was $90.0 million, an increase of 28% as compared to total revenue of $70.2 million for 2023. Tissue-based tests (being GPS and Confirm mdx) comprised 80% of our 2024 revenues and 79% of our 2023 revenues.

Total revenue for 2023 was $70.2 million, an increase of 89% as compared to total revenue of $37.1 million for 2022. Tissue-based tests comprised 79% of our 2023 revenues and 84% of our 2022 revenues.

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

In 2024, Medicare represented the only payer generating over 10% of the Company’s revenues, for a total of $37.1 million (2023: $27.7 million; 2022: $15.8 million).

At the end of 2024, the Company had concluded agreements with 147 commercial payors for Confirm mdx (2023: 140; 2022: 129), 92 commercial payors for Select mdx (2023: 84; 2022: 62) and 70 commercial payors for GPS (2023: 62; 2022:29).

Cost of sales (exclusive of amortization of intangible assets)

Thousands of $ For the years ended December 31	2024	2023	2022
Cost of sales (exclusive of amortization of intangible assets)	34,908	26,264	17,835
Total cost sales (exclusive of amortization of intangible assets)	34,908	26,264	17,835

The costs of sales include the costs associated with providing testing services to third parties and include the cost of materials, labor (including salaries, bonuses, and benefits), transportation, collection kits, and allocated overhead costs associated with processing samples. Allocated overhead costs include depreciation of laboratory equipment, facility occupancy and information technology costs. Costs associated with processing samples are expensed when incurred, regardless of the timing of revenue recognition. Amortization of intangible assets are excluded from cost of sales and are presented separately in the statement of profit or loss, as further detailed in Note 4.

NOTE 4: Nature of expenses

Research and development expenses

Thousands of $ For the years ended December 31	Notes	2024	2023	2022
Personnel costs	5	5,264	3,693	2,453
Clinical validation		2,506	765	584
Lab consumables		1,378	639	713
Depreciation	11	563	428	212
Patent expenses		148	83	430
External collaborator fees		83	199	783
Impairment		-	-	44
Other expenses		610	569	278
Total research and development expenses		10,552	6,376	5,497

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

For the year ended December 31, 2024, research and development expenses increased by $4.2 million, or 66%, primarily due to increases in our clinical studies and associated lab consumables as well as an increase in personnel costs.

For the year ended December 31, 2023, research and development expenses increased by $0.9 million, or 16%, primarily due to annual compensation increases, as well as an increase in ongoing clinical studies, partially offset by savings in patent expenses, lab consumables, and external collaborator fees.

Selling and Marketing expenses

Thousands of $ For the years ended December 31	Notes	2024	2023	2022
Personnel costs	5	32,280	27,952	19,070
Marketing expenses		4,262	5,075	2,843
Depreciation	11	1,343	888	750
Professional fees		916	710	1,259
Travel expenses		896	1,061	789
Offices & facilities expenses		301	459	356
Other expenses		983	770	637
Total selling and marketing expenses		40,981	36,915	25,704

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

For the year ended December 31, 2024, selling and marketing expenses increased by $4.1 million, or 11%, compared to 2023, primarily due to increases in personnel costs, which includes incentive compensation for our commercial team, partially offset by savings in marketing and travel costs.

For the year ended December 31, 2023, selling and marketing expenses increased by $11.2 million, or 44%, compared to 2022, primarily due to an increase in personnel costs related to the Company’s acquisition of the GPS business in August 2022, as well as increased direct marketing expenses, travel expenses, facilities expenses, and depreciation offset by a decrease in outside professional fees.

General and administrative expenses

Thousands of $ For the years ended December 31	Notes	2024	2023	2022
Personnel costs	5	13,239	10,184	8,995
Professional fees		3,780	6,706	7,180
Offices & facilities expenses		1,472	1,266	1,142
Public company expenses		1,439	2,701	4,025
Depreciation	11	1,043	737	734
IT Services		945	639	582
Board fees		388	366	394
Travel expenses		104	130	79
Other expenses		391	281	177
Total general and administrative expenses		22,801	23,010	23,308

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

General and administrative expenses decreased in 2024 by $0.2 million or 1%, primarily from savings in professional fees, and public company expenses, partially offset by increases in personnel costs.

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

Amortization of intangible assets

Thousands of $ For the years ended December 31	2024	2023	2022
Research and development	3,203	3,157	2,060
Selling and marketing	1,680	1,315	878
General and administrative	22	22	231
Total amortization of intangible assets	4,905	4,494	3,169

Amortization of intangible assets primarily relates to the acquired intellectual property, brand, and customer relationships of the GPS business combination in 2022.

As of 2023, the Company segregated “amortization of intangible assets” from other operating categories in the statement of profit or loss and is presenting amortization of intangible assets as a separate category. Prior periods balances have been reclassified to conform to current period presentation.

NOTE 5: Personnel costs

Thousands of $ For the years ended December 31	2024	2023	2022
The number of employees at the end of the year was:
Laboratory operations	101	79	67
R&D staff	31	31	19
S&M staff	94	106	101
G&A staff	86	84	71
Total number of employees	312	300	258
Their aggregate remuneration comprised:
Wages and salaries	46,719	38,568	27,182
Health insurance expenses	5,969	5,202	3,843
Social security costs	3,028	2,752	2,098
Share-based compensation	1,725	665	867
Pension costs	1,448	1,186	827
Other costs	883	990	1,073
Total personnel costs	59,772	49,363	35,890

The personnel numbers in the table reflect year-end numbers, with 42 sales and marketing employees hired in August 2022 as part of the GPS acquisition. Year-over-year increases primarily relate to increases in headcount as well as increases in incentive compensation for our commercial team as part of the growth in our volume and revenue and increases in health insurance costs.

NOTE 6: Other operating (expense) income, net

Thousands of $ For the years ended December 31	2024	2023	2022
Grant subsidies – The Netherlands	-	62	5
Fair value adjustments	(695)	(588)	515
Other operating income	71	65	39
Total other operating (expense) income, net	(624)	(461)	559

Other operating (expense) income, net for the year ended December 31, 2024, primarily consisted of a negative fair value adjustment to the GPS contingent consideration liability.

Other operating (expense) income, net for the year ended December 31, 2023, primarily consisted of a negative fair value adjustment to the GPS contingent consideration liability.

Other operating (expense) income, net for the year ended December 31, 2022, primarily consisted of a positive fair value adjustment of $632,000 to the contingent consideration related to the acquisition of NovioGendix in 2015, partially offset by a negative fair value adjustment of $117,000 related to the initial Kreos drawdown derivative financial instrument.

NOTE 7: Financial income and expense

Financial income

Thousands of $ For the years ended December 31	2024	2023	2022
Interest income	1,078	1,088	125
Fair value adjustments
Exact Sciences 5-year warrants	1,037
Innovatus derivative instrument	165	719	116
NovioGendix contingent consideration	71	-	-
Right to early repay OrbiMed loan	6	-	-
Option to pay GPS earnout in shares	-	763	-
Financial income	2,357	2,570	241

Financial income for the period ended December 31, 2024, was primarily comprised of interest income of $1.1 million, generated from our cash reserves, as well as non-cash income of $1 million from the fair value adjustment of the Exact Sciences 5-year warrants liability.

Financial expenses

Thousands of $ For the years ended December 31	2024	2023	2022
Interest on Kreos loan	-	-	(660)
Interest on Innovatus loan	(1,775)	(5,232)	(1,615)
Interest on OrbiMed loan	(5,456)
Interest on other loans and leases	(398)	(350)	(361)
Innovatus debt extinguishment cost	(3,130)
Kreos settlement	-	-	(1,047)
GPS amendment: additional consideration payment in cash	-	(250)	-
GPS amendment: additional consideration payment in shares	-	(878)	-
Other financial loss	(323)	(190)	(107)
Fair value adjustments
GPS contingent consideration	(3,979)	(9,105)	(2,398)
Option to pay GPS earnout in shares	(261)	-	-
Exact Sciences 5-year warrants	-	(2,153)	(197)
Kreos derivative instrument	-	(135)	-
NovioGendix contingent consideration	-	(49)	-
Financial expenses, net	(15,322)	(18,342)	(6,385)

For the year ended December 31, 2024, financial expenses, were primarily comprised of a negative fair value adjustment for the GPS contingent consideration of $4.0 million resulting from changes in net present value, interest charges of $7.2 million related to the OrbiMed loan facility and the Innovatus debt facility (as further detailed in Note 15), and $3.1 million related to the Innovatus debt extinguishment costs (as further detailed in Note 15).

Other financial expenses relate to bank costs incurred during the year.

NOTE 8: Income tax

The Company recorded a $382,000 tax provision related to potential exit taxes associated with certain intellectual property in Belgium. No other income taxes were payable in view of the losses incurred by the Company. On December 31, 2024, the Company had a consolidated net tax loss carried forward amounting to $333.9 million (2023: $308.7 million; 2022: $285.3 million).

The tax losses related to MDxHealth SA in Belgium are available for carry forward. Tax losses were realized by MDxHealth SA until December 31, 2020, and subsequently in the U.S. Permanent Establishment of MDxHealth SA. Until 2021, tax losses related to MDxHealth BV in the Netherlands are available for carry forward to a period of 6 years. As of 2022, tax losses related to MDxHealth BV in the Netherlands are available for carry forward indefinitely. The tax losses of MDxHealth Inc., related to the years beginning on or after January 1, 2018, are available for carry forward indefinitely. Tax losses related to the years before January 1, 2018, can be carried forward to a period of 20 years.

Tax credits (investment deductions) amounted to $0 in 2024, $0 in 2023, and $402,000 in 2022.

It is uncertain if the Company will have taxable profits in the near future to allow all or part of the deferred tax asset to be utilized and as a result, no deferred tax asset was recognized in 2024, 2023, and 2022. The tax reconciliation and the impact of the unrecognized deferred tax assets is as follows:

Thousands of $	Income Statement
For the years ended December 31	2024	2023	2022
Loss for the year	(38,069)	(43,100)	(44,044)
Income tax expense	(382)	(1)	0
Loss before income tax	(37,687)	(43,099)	(44,044)

Tax using the MDxHealth’s domestic tax rate	9,422	10,775	11,011
Effect of unused tax losses not recognized as deferred tax assets	(9,804)	(10,775)	(11,011)

NOTE 9: Goodwill

On August 2, 2022, the Company acquired the GPS test from Exact Sciences. The purchase price in excess of the fair value of the net assets acquired has been considered as residual goodwill for an amount of $35.9 million.

The Company is required to test Goodwill for impairment on an annual basis. The recoverable amount is determined based on a value-in-use calculation. The use of this method requires estimating of future cash flows and the determination of a discount rate in order to calculate the present value of the cash flows.

The company monitors its Goodwill at the consolidated company level, which is the level of its cash generating unit (CGU) benefiting from the synergies. The recoverable amount of the CGU has been determined from the value-in-use calculation based on the Company’s cash flow projections covering a period of 5 years through December 31, 2029.

The amount by which the CGU’s recoverable value exceeds its carrying value is $92.3 million.

The assumptions used are as follows:

For the Years Ended December 31	2024	2023
Discount rate (post-tax)	17.4%	12.83%
Terminal growth rate	2%	2%

The discount rate is based on comparable companies in the industry together with company-specific risks. Terminal growth rate is based on management estimates and industry data.

The Company’s impairment review is not sensitive to any reasonable possible changes in the key assumptions used by management.

Based on the above information, management concluded that there is no Goodwill impairment in 2024.

NOTE 10: Intangible assets

Thousands of $	Patents and Software licenses	Internally developed intangible assets	Externally acquired Intellectual property	Customers	TOTAL
Gross value at January 1, 2023	5,134	10,372	41,375	8,007	64,888
Additions		2,660			2,660
Gross value at December 31, 2023	5,134	13,032	41,375	8,007	67,548
Accumulated amortization and impairment At January 1, 2023	(5,134)	(8,722)	(4,353)	(513)	(18,722)
Additions		(343)	(2,919)	(1,232)	(4,494)
Currency translation adjustments		5			5
Accumulated amortization and impairment at December 31, 2023	(5,134)	(9,060)	(7,272)	(1,745)	(23,211)
Net value at December 31, 2023	0	3,972	34,103	6,262	44,337

Gross value at January 1, 2024	5,134	13,032	41,375	8,007	67,548
Additions		1,164			1,164
Gross value at December 31, 2024	5,134	14,196	41,375	8,007	68,712
Accumulated amortization and impairment At January 1, 2024	(5,134)	(9,060)	(7,272)	(1,745)	(23,211)
Additions		(753)	(2,920)	(1,232)	(4,905)
Currency translation adjustments			(4)		(4)
Accumulated amortization and impairment at December 31, 2024	(5,134)	(9,813)	(10,196)	(2,977)	(28,120)
Net value at December 31, 2024	-	4,383	31,179	5,030	40,592

Amortization of intangible assets is included as a separate line in the statement of profit or loss.

The externally acquired intangible assets include technology acquired in the business combination with NovioGendix in 2015 and with the acquisition of the GPS test in August 2022. The estimated remaining amortization period amounts to 0.6 years for the NovioGendix IP and to 12.6 years for the GPS IP.

Customer relationships include customers acquired in the GPS acquisition, resulting in the fair value at acquisition date of $8.0 million. The GPS customer relationships are amortized over 6.5 years, the estimated remaining amortization period amounts to 4 years.

The internally-developed intangible assets relate to the capitalized development expenses for Confirm mdx and Select mdx over the past years as well as for the development of the GPS assay in-house and our Resolve mdx assay. The estimated remaining amortization period amounts to 4.5 years for GPS, and 2.3 years for Resolve mdx. In 2024, the Company capitalized $1.2 million in GPS development expenses (2023: $2.7 million in GPS and Resolve mdx development expenses).

NOTE 11: Property, plant and equipment and right of-use assets

Property, plant and equipment

Thousands of $	Laboratory equipment	Furniture	IT equipment	Leasehold improvements	TOTAL
Gross value at January 1, 2023	7,068	669	687	2,058	10,482
Additions	1,312	200	303	741	2,556
Disposals	-	-	(111)	-	(111)
Transfer from leases	498	-	-	-	498
Exchange rate difference arising	(62)	(2)	(2)	(2)	(68)
Gross value at December 31, 2023	8,816	867	877	2,797	13,357

Accumulated depreciation At January 1, 2023	(5,184)	(380)	(357)	(770)	(6,691)
Additions	(558)	(102)	(228)	(500)	(1,388)
Disposals	-	-	108	-	108
Transfer from leases	(498)	-	-	-	(498)
Exchange rate difference arising	62	2	2	2	68
Accumulated depreciation at December 31, 2023	(6,178)	(480)	(475)	(1,268)	(8,401)
Net value at December 31, 2023	2,638	387	402	1,529	4,956

Gross value at January 1, 2024	8,816	867	877	2,797	13,357
Additions	613	10	247	381	1,251
Disposals	(2,441)	(73)	(214)	(557)	(3,285)
Transfer from leases	96	-	-	-	96
Exchange rate difference arising	110	4	7	6	127
Gross value at December 31, 2024	7,194	808	917	2,627	11,546

Accumulated depreciation at January 31, 2024	(6,178)	(480)	(475)	(1,268)	(8,401)
Additions	(746)	(108)	(252)	(700)	(1,806)
Disposals	2,365	73	210	547	3,195
Transfer from leases	(48)	-	-	-	(48)
Exchange rate difference arising	(107)	(4)	(6)	(6)	(123)
Accumulated depreciation at December 31, 2024	(4,714)	(519)	(523)	(1,427)	(7,138)
Net value at December 31, 2024	2,480	289	394	1,200	4,363

During 2024, the Company acquired $0.6 million of laboratory equipment and $0.4 million of leasehold improvements. During 2023, the Company acquired $1.3 million of laboratory equipment and $0.7 million of leasehold improvements. The primary purpose of these acquisitions was to add testing capacity for its new GPS and Resolve assays.

Right of-use assets

Thousands of $	Buildings	Vehicles	Equipment	TOTAL
Gross value at January 1, 2023	6,565	276	1,230	8,071
Additions	726	-	1,562	2,288
Disposals	-	(114)	(325)	(439)
Transfer to tangible assets	-	-	(498)	(498)
Gross value on December 31, 2023	7,291	162	1,970	9,423

Accumulated depreciation
Value at January 1, 2023	(2,874)	(180)	(914)	(3,968)
Additions	(1,079)	(34)	(252)	(1,365)
Disposals	-	70	325	395
Transfer to tangible assets	-	-	498	498
Exchange rate differences	7	-	-	7
Accumulated depreciation on December 31, 2023	(3,946)	(144)	(343)	(4,433)
Net value at December 31, 2023	3,345	18	1,626	4,989

Gross value at January 1, 2024	7,291	162	1,970	9,423
Additions	5,629	-	596	6,225
Disposals	(3,613)	(162)	(74)	(3,849)
Transfer to tangible assets	-	-	(96)	(96)
Gross value on December 31, 2024	9,307	-	2,396	11,703

Accumulated depreciation
Value at January 1, 2024	(3,946)	(144)	(343)	(4,433)
Additions	(1,088)	(20)	(413)	(1,521)
Disposals	2,578	162	78	2,818
Transfer to tangible assets	-	-	48	48
Exchange rate differences	-	2	-	2
Accumulated depreciation on December 31, 2024	(2,456)	-	(630)	(3,086)
Net value at December 31, 2024	6,851	-	1,766	8,617

At December 31, 2024, the company reassessed the lease option within its Irvine, California building lease (the “Irvine Lease”), and concluded that it is now reasonably certain that the Company will exercise this option which would add 60 additional months to the Irvine Lease. The company has the right to exercise this option up to one year but no less than nine months in advance of its current term, which concludes October 31, 2026. The lease reassessment added $4.7 million to the corresponding right-of use-asset.

In September 2024, the Company amended the Irvine Lease by adding approximately 10,000 square feet of lab space. The remaining terms of the lease remain unchanged. This amendment added 357,000 to the right of use asset.

In July 2024, the company amended its Nijmegen lease, moving to a smaller suite within the same complex with approximately 3,500 square feet of lab space. This amendment resulted in a reduction in future lease payments, resulting in the disposal of the existing right of use asset by $1 million partially offset by a new right-of-use asset of $299,000. The remaining terms of the lease remained unchanged.

In May 2024, the company entered into a new building lease (the “2nd Plano Lease”) adding approximately 2,000 square feet of space adjacent to its existing laboratory in Plano, Texas with an effective date of July 1, 2024. The initial term expires August 2027, and under the terms of the 2nd Plano Lease, the Company can automatically renew for successive 12-month periods thereafter. This new lease added $131,000 to the corresponding right of use asset.

The new lease agreements and lease reassessments from 2024 represent additional right of use assets of a total value of $6.2 million.

The following amounts related to leases are recognized in the statement of profit or loss:

Thousands of $ For the years ended December 31	2024	2023	2022
Depreciation expense	1,400	1,187	1,067
Interest expense on lease liabilities	392	284	314

NOTE 12: Inventories

Thousands of $ For the years ended December 31	2024	2023
Raw materials and consumables	3,869	2,779
Total Inventories	3,869	2,779

Inventories are recognized at the lower of cost or net realizable value. Inventories recognized as an expense during the year ended December 31, 2024, amounted to $8.4 million (2023: $5.7 million; 2022: $3.6 million). These were included in cost of sales.

NOTE 13: Trade and other receivables

Trade receivables

Thousands of $ For the years ended December 31	2024	2023
Trade receivables	14,440	11,088
Total trade receivables	14,440	11,088

Trade receivables mainly consist of claims due from our patients’ insurance companies related to our diagnostic tests.

Considering the Company’s revenue recognition methodology further described in Note 2.7, total accounts receivable balance could be presented in relation with the claim date of each sample as follows:

A/R by claim date	Months
Thousands of $ For the year ended December 31, 2024	1-3 months	4-6 months	7-12 months	Not due	Total
Confirm mdx	2,999	1,162	771	-	4,932
GPS	3,265	1,090	1,004	-	5,359
Select mdx	255	125	93	-	473
Resolve mdx	1,546	1,009	707	-	3,262
Other	239	68		107	414
Total Trade Receivables	8,304	3,454	2,575	107	14,440

A/R by claim date	Months
Thousands of $ For the year ended December 31, 2023	1-3 months	4-6 months	7-12 months	Not due	Total
Confirm mdx	2,225	876	639	-	3,740
GPS	3,237	783	508	-	4,528
Select mdx	291	101	128	(8)	512
Resolve mdx	1,278	629	401	-	2,308
Total Trade Receivables	7,031	2,389	1,676	(8)	11,088

Prepaid expenses and other current assets

Thousands of $ For the years ended December 31	2024	2023
Prepayments	1,561	1,585
Deposits	135	110
Recoverable VAT	92	183
Other	-	36
Total prepaid expenses and other current assets	1,788	1,914

Prepaid expenses mainly consist of prepaid insurance premiums and prepaid maintenance contracts.

All financial assets carried at amortized cost are shown net of expected credit losses which are not deemed material.

NOTE 14: Cash and cash equivalents

Thousands of $ For the years ended December 31	2024	2023
Cash and cash equivalents	46,798	22,380
Total cash and cash equivalents	46,798	22,380

The bank balances and cash held by the Company and short-term bank deposits have an original maturity of less than 3 months. The carrying amount of these assets approximates their fair value.

The Company had no restricted cash in 2024 and 2023, but is required to maintain certain levels of unrestricted cash and cash equivalents during various time periods, including monthly assessments thereof, initially at a minimum level of $20 million and subsequently reducing to a $5 million minimum level following the achievement of certain milestones. The minimum cash requirement was temporarily lowered until December 31, 2024, to $12.5 million (refer to Note 15 for further details).

NOTE 15: Loans, borrowings, lease obligations and other financial liabilities

Loans, borrowings & lease liabilities

Thousands of $ For the years ended December 31	2024	2023
Non-current loans and borrowings
Loans	50,967	35,564
Lease liabilities (*)	7,413	3,578
Total non-current loans and borrowings	58,380	39,142

Thousands of $ For the years ended December 31	2024	2023
Current loans and borrowings
Loans	324	643
Lease liabilities (*)	1,360	1,480
Total current loans and borrowings	1,684	2,123

(*)	the evolution is linked to the evolution in the right of use assets and is further disclosed in Note 11.

OrbiMed credit agreement

On May 1, 2024, the Company entered into a $100 million credit agreement (the “Credit Agreement”) with certain funds managed by OrbiMed Advisors LLC (“OrbiMed”). The Company and OrbiMed entered into amendments to the Credit Agreement in July and August 2024, pursuant to which certain financial covenants were amended, and certain amendment fees became payable. The Credit Agreement provides a five-year senior secured credit facility in an aggregate principal amount of up to $100 million (the “Loan Facility”), of which (i) $55 million was advanced on May 1, 2024, (ii) $25 million was advanced, on March 10, 2025, and (iii) $20 million will be made available, at the Company’s discretion, on or prior to March 31, 2026, subject to certain net revenue requirements and other customary conditions. Subsequent amendments to the Credit Agreement added a minimum liquidity level condition to the $25 million additional loan draw. All obligations under the credit agreement are secured by substantially all of the Company’s assets, including intellectual property rights.

During the term of the Loan Facility, interest payable in cash by the Company shall accrue on any outstanding amounts under the Loan Facility at a rate per annum equal to the greater of (x) the Secured Overnight Financing Rate (“SOFR”) for such period and (y) 2.50% plus, in either case, 8.50%. During an event of default, any outstanding amount under the Loan Facility will bear interest at a rate of 4.00% in excess of the otherwise applicable rate of interest. The Company will pay certain fees with respect to the Loan Facility, including an upfront fee, an unused fee on the undrawn portion of the Loan Facility, an administration fee, a repayment premium and an exit fee, as well as certain other fees and expenses incurred by OrbiMed.

If, for any quarter until the maturity date of the Loan Facility, the Company’s net revenue does not meet certain minimum amounts, then, subject to certain cure rights specified in the Credit Agreement, the Company shall be required to begin to repay the outstanding principal amount of the Loan Facility in equal monthly installments, together with accrued interest on the principal repaid and a repayment premium and other fees, until the maturity date of the Loan Facility. The Company shall repay amounts outstanding under the Loan Facility in full immediately upon an acceleration as a result of an event of default as set forth in the Credit Agreement, together with a repayment premium and other fees. In addition, the Company will be required to maintain certain levels of unrestricted cash and cash equivalents during various time periods, including monthly assessments thereof, initially at a minimum level of $20 million and subsequently reducing to a $5 million minimum level following the achievement of certain milestones. Subsequent amendments to the Credit Agreement temporarily lowered the minimum cash requirement to $12.5 million until December 31, 2024.

The Company also agreed to issue warrants (the “Warrants”) to affiliates of OrbiMed to subscribe for up to 1,243,060 new ordinary shares, with no par value (“Ordinary Shares”), at an exercise price of $2.4134 per Ordinary Share. The Warrants were issued on June 20, 2024, following approval by the Company’s shareholders and have a term of five years from their issuance date. The Warrants’ terms and conditions contain customary share adjustment provisions, as well as weighted average price protection in certain circumstances.

The OrbiMed Credit Agreement was accounted for as a hybrid financial instrument, which included a host financial liability, being the Loan Facility, as well as two embedded derivatives, being the Warrants granted to OrbiMed, and a prepayment right held by the Company. Both embedded derivatives are considered not closely related to the host financial instrument. The initial carrying amount of the host instrument becomes the residual amount being the proceeds received from OrbiMed, net of transaction costs, less the fair value of both embedded derivatives. Subsequently, the host financial instrument is accounted for at amortized cost where the Company considers all expected future cash flows available under the Loan Facility, whereas the prepayment right is considered to be a financial asset accounted for at fair value through the statement of profit or loss. The Warrants are accounted for as an equity instrument at the time of issuance with no subsequent remeasurement. The Warrants granted to OrbiMed were valued at $ 2.1 million on May 1, 2024, based on a binomial tree model with a estimated volatility of 71.68%.

Innovatus debt facility

As part of the new OrbiMed Loan Facility, the Innovatus debt facility was paid off in full on May 1, 2024. Accordingly, both the host financial liability as well as the embedded derivative convertible call option have been removed from the statement of financial position.

On August 2, 2022, the Company entered into a $70 million loan and security agreement with Innovatus Life Sciences Lending Fund I, LP (“Innovatus”) of which $35 million was drawn at closing. The loan was secured by assets of the Company including intellectual property rights.

The loan accrued interest at a floating per annum rate equal to the sum of (a) the greater of (i) the prime rate published in The Wall Street Journal in the “Money Rates” section or (ii) 4.00%, plus (b) 4.25%, and require interest-only payments for the initial four years. As contractually agreed, and at the election of the Company, a portion of the interest becomes payable in-kind by adding an amount equal to 2.25% of the outstanding principal amount to the then outstanding principal balance on a monthly basis until August 2, 2025. The loan was scheduled to mature on August 2, 2027. The lenders had the right to convert, prior to August 2, 2025, up to 15% of the outstanding principal amount of the loan into shares of the Company at a price per share equal to $11.21, reflecting a substantial premium to the trading price prior to the announcement of the acquisition. Amounts that would have been converted into shares of the Company would have reduced from the principal amount outstanding under the loan. Notable fees payable to Innovatus consisted of a facility fee equal to 1% of the total loan commitment, due on the funding date of the relevant loans, and an end-of-loan fee equal to 5% of the amount drawn, which was payable upon final repayment of the loan.

The Innovatus debt facility was accounted for as a hybrid financial instrument which included a host financial liability as well as an embedded derivative financial instrument being an equity conversion call option at a fixed rate of up to 15% of the aggregate outstanding principal amount through August 2, 2025.

The embedded derivative was not considered to be closely related to the host financial liability given the differences in economics and risks, and as such both are accounted for separately:

●	The host financial liability was recognized at amortized cost applying the effective interest rate method and has been accounted for as non-current loans and borrowings;

●	The embedded derivative convertible (American) call option was recognized at fair value using a binomial tree option pricing model whereby the fair value is based on the actual stock price and the estimated volatility of the Company’s shares on Nasdaq since the Company’s IPO on November 4, 2021, and through the valuation date. The volatility measured on August 2, 2022, which was the closing date of the Innovatus debt facility, was 62.85% and at December 31, 2023 was 72.92% (2022: 64.82%). Any changes to the fair value of the embedded derivative will be recognized through the statement of profit or loss. The derivative financial instrument has been accounted for as other current financial liabilities.

Paycheck Protection Program

On April 20, 2020, the Company, through its U.S. subsidiary, MDxHealth Inc., has entered into a “Paycheck Protection Program” (PPP) loan with the U.S. Small Business Administration (SBA) in the amount of $2,316,000 as part of the U.S Coronavirus Aid, Relief, and Economic Security (CARES) Act. The loan has a term of five years and carries an interest rate of 1.0% per year. As of December 31, 2024, the outstanding amount on the PPP loan was $324,000.

In addition to the contracted loans, the Company has several lease obligations. The leases have terms of 3 to 7 years.

Maturity of loans and borrowings are as follows at the balance sheet date:

Thousands of $ For the years ended December 31	2024	2023
Loans
Within one year	324	643
Years two to five	55,000	35,564

Leases
Within one year	2,076	1,900
Years two to seven	9,150	3,955

Note: all figures shown in this table are undiscounted and reflect future cash payments (capital and interests)

Other financial liabilities

Thousands of $ For the years ended December 31	2024	2023
Other financial liabilities
Other non-current financial liabilities	41,445	63,259
Other current financial liabilities	26,411	2,895
Total other financial liabilities	67,856	66,154

GPS Contingent consideration

As part of the acquisition of the GPS business from Exact Sciences in August 2022, and the subsequent amended asset purchase agreement from August 2023, an aggregate earnout amount of up to $82.5 million is to be paid by MDxHealth to Exact Sciences upon achievement of certain revenue milestones related to fiscal years 2023 through 2025, with the maximum earnout payable in relation to 2023 and 2024 not to exceed $30 million and $40 million, respectively. The liability recognized reflects a probability-weighted estimate at the current net present value which is expected to become payable. Future fair value adjustments to this contingent consideration will be recognized in the statement of profit or loss. The value of the contingent liability for GPS including the fair value adjustment accounted for under other non-current financial liabilities is $67.3 million as of December 31, 2024, of which $26.4 million is current. Refer to Note 2.4 for further details on accounting treatment and discount rates used.

MDxHealth option to settle earnout obligation in shares

The fair value of the Company’s option to settle the earnout obligation in cash or through the issuance of additional shares of the Company, was measured using a Monte Carlo valuation model which takes into account several factors including the expected evolution in Company’s share price. This valuation model is considered as level 3 input and was assessed at $502,000 financial asset, as of December 31, 2024.

Innovatus embedded derivative convertible call option

The embedded derivative convertible (American) call option was recognized at fair value within other current financial liabilities and is measured using a Binomial tree valuation model which takes into account several factors including the expected evolution in the Company’s share price. The fair value of the liability was estimated at $192,000 for the year ended December 31, 2023. Given repayment of the Innovatus debt facility as of May 1, 2024, the embedded derivative convertible call option has been removed from the statement of financial position for the year ended December 31, 2024.

Other financial liabilities

Other financial liabilities include the contingent consideration related to the acquisition of NovioGendix in 2015 and amounts to $572,000, of which $0 is current. The contingent consideration is valued at fair value through the statement of profit or loss. The fair value of this contingent consideration is reviewed on a periodic basis. The fair value is based on a risk-adjusted future cash flows of different scenarios discounted using an interest rate of 20.13%. The structure of the possible scenarios and the probability assigned to each scenario is reassessed by management at every reporting period and requires judgement from management about the outcome and probability of the different scenarios (refer to Note 15 for further details).

A reconciliation of cash and non-cash movements of loans and borrowings, lease liabilities and other financial liabilities is presented below:

thousands of $	Loans and borrowings		Other financial liabilities
For the years ended December 31	2024	2023	2024	2023
Beginning balance	36,207	35,530	66,154	55,864
Cash movements
Loans and borrowings repaid[1] (Innovatus / Kreos / PPP/ Novio)	(39,540)	(637)	(555)	(1,022)
Loans and borrowings received (OrbiMed)	53,011
Amendment and other fees related to OrbiMed agreement	(704)
Non-cash movements
Recognition of Innovatus loan fees not yet amortized at early repayment date	2,493
Recognition of OrbiMed loan fees to be amortized	(1,715)
Reclass of warrants as an equity instrument			(1,116)
Recognition of Innovatus remaining EIR balance at loan close	663
Innovatus debt extinguishment costs			(27)
Effective interest rate adjustment (Innovatus and OrbiMed)	876	1,314
Foreign exchange rate impact / other				(4)
Fair value changes through profit and loss			3,400	11,316
Ending balance	51,291	36,207	67,856	66,154

[1]	Includes the amounts paid for the Innovatus loan closing fees

Fair value adjustments recognized during 2024 for other financial liabilities relate to:

Thousands of $ For the years ended December 31	2024
Decrease of NovioGendix contingent consideration	(71)
Increase of Kreos derivative financial instrument (“initial drawdown fee”)
Increase of GPS contingent consideration	4,673
Decrease of Innovatus embedded derivative convertible call option	(165)
Decrease of Exact Sciences 5-Year Warrants	(1,037)
Total fair value adjustment	3,400

Thousands of $	Lease liabilities
For the years ended December 31	2024	2023
Opening balance	5,058	4,263
Cash movements
Repayment of lease liabilities	(1,883)	(1,610)
Non-cash movements
Interest accretion	384	355
New leases	6,277	2,096
Disposals	(1,063)	(46)
Closing balance	8,773	5,058

NOTE 16: Trade and other payables

Trade accounts payable

Thousands of $ For The Years ended December 31	2024	2023
Trade accounts payable	4,469	4,889
Accruals for invoices to be received	3,532	3,922
Total trade accounts payable	8,001	8,811

Other current liabilities

Thousands of $ For The Years ended December 31	2024	2023
Payroll	6,068	5,222
Other accruals	499	472
Total other current liabilities	6,567	5,694

NOTE 17: Financial instruments and fair value

The table shows the Company’s significant financial assets and liabilities. All financial assets and liabilities are carried at amortized cost with the exception of the contingent considerations in relation to acquisitions and derivative financial instruments reported at fair value through the statement of profit or loss.

All financial assets and liabilities are considered to have carrying amounts that do not materially differ from their fair value.

Thousands of $ For The Years ended December 31	2024	2023	Fair value hierarchy
Financial assets
At fair value:
Option to pay GPS earnout in shares	502	763	Level 3
Right for early repayment of OrbiMed loan	434	-	Level 3
Subtotal financial assets at fair value	936	763

At amortized cost:
Trade receivables	14,440	11,088
Cash and cash equivalents	46,798	22,380
Subtotal financial assets at amortized cost	61,238	33,468
Total financial assets	62,174	34,231

Financial liabilities
At fair value:
Other financial liabilities
GPS contingent consideration	67,284	62,611	Level 3
Exact Sciences 5-Year Warrants	-	2,153	Level 3
NovioGendix contingent consideration	572	1,198	Level 3
Innovatus derivative instrument	-	192	Level 3
Subtotal financial liabilities at fair value	67,856	66,154

At amortized cost:
Loans and borrowings	51,291	36,207
Lease liabilities	8,773	5,058
Trade payables	8,001	8,811
Subtotal financial liabilities at amortized cost	68,065	50,076
Total financial liabilities	135,921	116,230

Recognized fair value measurements – valuation technique and principal inputs

The fair value of the financial instruments has been determined on the basis of the following methods and assumptions:

●	The fair value of the Company’s right to settle part (or all) of the contingent consideration (earnout) due to Exact Sciences, as part of the GPS acquisition, through the issuance of shares is based on a Monte Carlo model which evaluates certain scenarios where this settlement option would be preferrable for the Company.

●	The fair value of the Company’s right for early repayment of the OrbiMed loan was determined based on certain inputs, with primary focus on credit ratings, probability of a change in credit rating, and discount rates.

●	The carrying value of the cash and cash equivalents, the trade receivables, other current assets and the trade payables approximate their fair value due to their short-term character;

●	The fair value of loans and borrowings applying the Effective Interest Rate method approximates their carrying value (level 2):

o	OrbiMed (2024): the host financial liability was obtained with a variable interest rate based upon the greater of (x) the SOFR for such period and (y) 2.50% plus, in either case, 8.50%.

o	Innovatus (2023): the host financial liability was obtained with a variable interest rate based upon the Prime Rate, with a floor of 4% and a margin of 4.25%.

●	Leases are measured at the present value of the remaining lease payments, using a discount rate based on the incremental borrowing rate at the commencement date of these leases. Their fair value approximates their carrying value.

●	The fair value of contingent consideration payable to Exact Sciences (for the GPS acquisition) and NovioGendix (presented in the yearend statement of financial position under “other non-current financial liabilities” and “other current financial liabilities”) is based on an estimated outcome of the conditional purchase price/contingent payments arising from contractual obligations (level 3). This is initially recognized as part of the purchase price and subsequently fair valued with changes recorded through other operating income in the statement of profit or loss.

o	GPS: The fair value of the contingent consideration payable to Exact Sciences is based on a probability-weighted average estimate based on multiple scenarios varying in timing and amount of earnout payment. This probability-weighted estimate of a payout of $82.5 million over the full earnout period is then discounted to its net present value taking into account the expected time when earnout would become payable in 2025, 2026, and 2027. This contingent consideration was initially recorded along with the purchase price allocation of this business combination. Fair-value adjustments resulting in total charges of $4.7 million have been recorded as of December 31, 2024, of which $4.0 million is in financial expense and $0.7 million is in operating expense. The Company used a discount rate of 20.13%.

o	NovioGendix: the Company used a discount rate of 20.13%. A net negative fair value measurement of $71,000 was recognized in the 2024 consolidated financial statements, of which $0 in operating income and $71,000 in financial income.

●	Exact Sciences 5-Year Warrants: The fair value of the warrant held by Exact Sciences to acquire up to 1 million shares of MDxHealth was measured using a Binomial tree valuation model which took into account several factors including the expected evolution in the Company’s share price starting from the share price on December 31, 2023 of $3.94 with an estimated volatility of 72.99% and a contractual strike price of $5.265. This valuation model is considered as a level 3 input and was assessed at $2.2 million financial liability as of December 31, 2023. Following approval of the issuance of the Warrants at the Company’s General Assembly on June 20, 2024, the warrants are no longer considered to be a financial liability and have accordingly been reclassified into equity as an equity instrument at the then prevailing fair value of $1.1 million, considering a share price of $2.67 on June 20, 2024, and an estimated volatility of 71.46%.

Fair value hierarchy:

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

●	Level 1: quoted prices in active markets for identical assets and liabilities;

●	Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and

●	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

No financial assets or financial liabilities have been reclassified between the valuation categories during the year.

A reconciliation of cash and non-cash movements of level 3 financial liabilities is presented below:

Thousands of $	Financial Derivative Instruments (Kreos[1] and Innovatus)		Contingent Consideration (NovioGendix and GPS)
For the years ended December 31	2024	2023	2024	2023
Beginning balance	192	1,801	65,962	54,063
Cash movements
Loans and borrowings repaid		(1,022)	(555)	(250)
Non-cash movements
Exact Sciences 5-year warrant[2]			(1,116)	2,153
Innovatus embedded derivative convertible call option[3]	(27)
Effective interest rate adjustment		(4)
Fair value changes through profit and loss	(165)	(719)		9,996
Change to level 1 fair value hierarchy		136
Ending balance	-	192	67,856	65,962

[1]	Kreos derivative instrument only in 2023
[2]	Reclassified to equity in 2024
[3]	Fair value adjusted to zero given full repayment of Innovatus loan

NOTE 18: Loss per share

The basic loss per share is calculated by dividing the net result attributable to shareholders by the weighted average number of shares outstanding during the year, adjusted for the 1-for-10 reverse stock split that took place in November 2023.

Years ended December 31	2024	2023	2022
Loss for the year, in thousands of $	(38,069)	(43,100)	(44,044)
Basic and diluted loss per share, in $	(1.16)	(1.66)	(2.78)

Weighted average number of shares	2024	2023	2022
Weighted average number of shares for basic and diluted loss per share	32,859,629	25,910,696	15,865,817

At December 31, 2024, 2023, and 2022, the Company had potential dilutive shares in the form of warrants, contingent considerations and convertible loans (see Note 15 and Note 22 for further details). Diluted loss per share considers the impact of potentially dilutive securities except in periods in which there is a loss because the inclusion of the potential common shares would have an anti-dilutive effect.

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

At the end of 2024, the Company operated with more than 1,000 different customers, systematically reducing credit risk compared to prior periods.

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

Customers’ compliance with agreed credit terms is regularly and closely monitored. Trade accounts receivable amounted to $14.4 million as of December 31, 2024, and no allowance for expected credit loss was recorded. No ECL has been recorded for other financial assets carried at amortized cost as there is no related credit risk.

The credit risk on cash and cash equivalents of $46.8 million is limited given that the counterparties are banks with high credit scores attributed by international rating agencies.

Interest risk

During 2024, the Company entered into a 60-month loan with OrbiMed for a total amount of $55 million (refer to Note 15 for further details). The loan accrues interest at a floating per annum rate equal to the greater of (x) the SOFR rate for such period and (y) 2.50% plus, in either case, 8.50%, and will require interest-only payments for the term of the loan. For every increase of 0.25% in the Prime rate, the Company’s interest expense increases by approximately $140,000 per year.

Currency risk

Given the Company’s functional currency is U.S Dollar, the currency risk is concentrated on European operations.

As of December 31, 2024, cash deposits in EURO amounted to €162,000.

The Company performed a sensitivity analysis of an increase/decrease of exchange rate on operations of 10%. The exposure of operations to the currency risk is immaterial given the limited size of the European operations and contribution to revenues versus the Company as a whole.

Liquidity risk

The Company manages liquidity risk by maintaining adequate reserves and by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities. At the date of this report, the Company has 2 loan agreements with banks and state institutions, and 12 leases (see Notes 11 and 15).

For the years ended December 31, 2024 Thousands of $	Less than 1 year	1-2 years	3-7 years	Total contractual cash flows	Carrying amount
Non derivatives
Trade payables	8,001			8,001	8,001
Loans	325		55,000	55,325	51,291
Lease liabilities	2,076	1,954	7,195	11,225	8,773
Total	10,402	1,954	62,195	74,551	68,065

For the years ended December 31, 2023 Thousands of $	Less than 1 year	1-2 years	3-7 years	Total contractual cash flows	Carrying amount
Non derivatives
Trade payables	8,811	-	-	8,811	8,811
Loans	650	324	37,442	38,416	36,207
Lease liabilities	1,900	1,766	2,189	5,855	5,058
Total	11,361	2,090	39,631	53,082	50,076

Note: Except for carrying amount, all figures shown in this table are undiscounted and reflect future cash payments

The Company is also committed to a potential additional cash out of an aggregate earnout amount of up to $82.5 million that could become payable in cash by MDxHealth to Exact Sciences upon achievement of certain revenue milestones related to fiscal years 2023 through 2025 and payable during 2025 through 2027. At the option of MDxHealth, the earnout amounts to Exact Sciences can be settled in cash or through the issuance of additional shares of the Company (valued in function of a volume weighted average trading price of the Company's shares at the end of the relevant earnout period) to Exact Sciences, provided that the aggregate number of shares held by Exact Sciences shall not exceed more than 7.5% of the outstanding shares of MDxHealth. The Company is unable to determine the exact amounts payable to Exact Sciences in each of the coming years, as those amounts are dependent on the GPS revenues that the Company will achieve in 2025.

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

NOTE 20: Share capital and reserves

At December 31, 2024 and 2023, the Company’s share capital was represented by the following number of shares, adjusted for the 1-for-10 reverse stock split that took place in November 2023. Only one class of shares (common shares) exists and they have no par value.

For the Years ended December 31	2024	2023
Common shares	49,497,334	27,288,093
Total outstanding shares	49,497,334	27,288,093

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

On September 25, 2024, the Company priced a registered public offering of 20 million shares at a price to the public of $2 per Ordinary Share for total gross proceeds of $40.0 million before deducting commissions and estimated offering expenses. On October 28, 2024, the underwriters exercised their overallotment option to purchase an additional 2,209,241 shares, providing mdxhealth with an additional $4.4 million in gross proceeds. As a result of this issuance, the Company’s share capital increased from €164,302,752.89 to €204,245,492.10 and the number of issued and outstanding shares has increased from 27,288,093 to 49,497,334 ordinary shares.

Thousands of $	Share Capital	Issuance Premium
As of January 1, 2023	133,454	153,177
March 2023 – Issuance of 10,750,000 shares (*)	39,599
August 2023 – Issuance of 250,000 shares	878
As of December 31, 2023	173,931	153,177
Sept/Oct 2024 – Issuance of 22,209,241 shares (*)	40,739
As of December 31, 2024	214,670	153,177

(*)	net of expenses

The capital stock and the issuance premium amounted to the following:

For the Years ended December 31 Thousands of $	2024	2023
Share Capital as per statutory accounts	236,215	192,297
Capital increase costs	(22,045)	(18,366)
Share capital under IFRS	214,670	173,931
Issuance premium	153,177	153,177
Share capital and issuance premium	367,847	327,108

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

The board of directors has used its powers under the authorized capital on the occasion of the amendment of its agreement with Exact Sciences, by issuing 250,000 new shares to Exact Sciences in October 2023 as well as by issuing 22,209,241 new shares in September and October 2024 in conjunction with the registered public offering detailed above. As a result, the board of directors therefore still has the authority under the authorized capital to increase the Company’s share capital with an aggregate amount of €122,697,767.06 (excluding issue premium, as the case may be).

In addition to the outstanding shares of the Company:

●	a total of 4,060,000 subscription rights of the Company have been created, of which 3,389,750 subscription rights have been granted as of December 31, 2024, which entitles their holders (assuming all subscription rights are granted and exercised) to subscribe to a total of 2,985,468 new shares with voting rights (see Note 22 for further details). The remaining 670,250 subscription rights have not yet been granted and are currently still managed by the Company’s board of directors;

●	1,000,000 ordinary shares may be issuable upon the exercise of outstanding warrants issued to Genomic Health, Inc. at an exercise price of $5.265 per ordinary share

●	under the credit agreement entered into by the Company and OrbiMed in May 2024, OrbiMed has the right to convert 1,243,060 warrants into shares at a conversion price per share equal to $2.2459 (see Note 15 for further details).

●	ordinary shares we may issue as a portion of earnout amounts due under the agreement pursuant to which the Company acquired the GPS prostate cancer business.

NOTE 21: Retirement benefit plans

The Company operates defined contribution plans for all its qualifying employees in the U.S. The assets of these plans are held separately from those of the Company in designated funds.

A total cost of $1.4 million in 2024 (2023: $1.2 million) represents contributions payable to these plans by the Company at rates specified in the rules of the plans.

NOTE 22: Share-based payments

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

This section provides an overview of the outstanding warrants as of December 31, 2024. The warrants were created within the context of share-based incentive plans for employees, directors and consultants of the Company.

The Company has created several pools of warrants under stock option plans for grant to eligible employees, directors, and consultants. Stock option plans were announced on June 22, 2014 (150,000), June 19, 2017 (250,000), June 21, 2019 (300,000), May 27, 2021 (360,000), May 25, 2022 (500,000), June 30, 2023 (500,000), and June 20, 2024 (2,000,000) for a total amount of 2,060,000 warrants created.

For the Years ended December 31	2024	2023
Warrants created	4,060,000	2,060,000
Warrants available for grant	(669,549)	(208,250)
Warrants granted	3,389,750	1,851,750
Warrants terminated or lapsed	(404,983)	(213,977)
Warrants exercised	-	-
Total outstanding warrants	2,985,468	1,637,773

As of December 31, 2024, there are 2,985,468 warrants outstanding, entitling their holders to subscribe to 2,985,468 shares of the Company.

For the year 2024, 1,538,000 (2023: 455,500) warrants were granted, 190,305 warrants (2023: 43,505) were terminated or lapsed, no warrants (2023: 0) were exercised, and 337,836 warrants (2023: 237,789) were vested.

For The Years Ended December 31	2024	2023
As of January 1	1,637,773	1,225,778
Number of warrants cancelled/forfeited during the year	(190,305)	(43,505)
Number of warrants granted during the year	1,538,000	455,500
Number of potential shares from outstanding warrants	2,985,468	1,637,773

The share-based compensation expense recognized in the consolidated statement of profit or loss is given below as is the cumulated amount per the consolidated statement of financial position:

Thousands of $ For the Years ended December 31	2024	2023	2022
Share-based compensation in consolidated statement of profit or loss	1,725	665	867
Cumulated Share-based compensation in equity	13,878	12,139	11,474

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

In general, the warrants vest in cumulative tranches of 25% per year, provided that the beneficiary has provided at least one year of service. However, there are certain exceptions to this rule which are, if applicable, specified in the relevant stock option plans:

●	The warrants granted to directors under the June 23, 2014 Stock Option Plan, the June 21, 2019 Stock Option Plan, the May 27, 2021 Stock Option Plan, the May 25, 2022, and the June 30, 2023 Stock Option Plan, all vest on the date of the annual meeting that takes place in the calendar year following the calendar year in which they were granted, provided that the mandate of the relevant director has not ended or been terminated.

●	The warrants granted to beneficiaries who are not directors under the June 23, 2014 Stock Option Plan all vest in instalments of 25% per year, the first tranche of 25% vesting on the first anniversary date of the date of grant and the following tranches vesting on a quarterly basis.

●	The warrants granted to beneficiaries who are not directors under the June 21, 2019 Stock Option Plan, the May 27, 2021 Stock Option Plan, the May 25, 2022, and the June 30, 2023 Stock Option Plan may adopt a manual or custom vesting procedure under certain conditions or a particular vesting period over 3 or 4 years.

The table below presents the outstanding warrants and their exercise price at the end of each accounting year covered by the financial statements:

	Warrants	Weighted average exercise price	Potential shares from exercise of warrants
Granted in 2023	455,500	€2.91	455,500
Outstanding at December 31, 2023	1,637,773	€9.64	1,637,773
Exercisable at December 31, 2023	759,841	€14.07	759,841
Granted in 2024	1,538,000	$2.60	1,538,000
Outstanding at December 31, 2024	2,985,468	$6.09	2,985,468
Exercisable at December 31, 2024	1,098,918	$11.26	1,098,918

The following table provides an overview of the outstanding potential shares from warrants per personnel category at December 31, 2024 and 2023:

For the years ended december 31	2024	2023
Executive Director	1,289,375	489,375
Non-Executive Directors	215,875	25,650
Management team (excluding the Executive Director)	915,912	517,912
Other employees, consultants, and former service providers	564,306	604,836
Total outstanding	2,985,468	1,637,773

The weighted average exercise price of all outstanding warrants (vested and non-vested warrants; assuming 1 warrant = 1 share) is €5.68 or $6.09 at December 31, 2024 (€9.64 or $10.43 at December 31, 2023; €12.34 or $13.25 at December 31, 2022). The weighted average remaining contractual life of all outstanding warrants at the end of 2024 is 7.70 years (2023: 7.11 years).

The fair value of each warrant is estimated on the date of grant using the Black-Scholes methodology with the following assumptions:

	Number of warrants granted			Expected	Expected	Risk-free	Expected duration (months)
Dates	to Belgian benef.	to other benef.	Exercise price (€)	dividend Yield	stock price volatility	interest rate	to Belgian benef.	to other benef.
06-May-22	-	500	€7.50	-	53.16%	1.64%	58.85	52.87
04-Aug-22	-	3,800	€7.97	-	55.63%	1.41%	55.89	49.91
03-Aug-22	-	42,500	€6.84	-	57.05%	1.50%	67.96	55.92
03-Aug-22	-	312,500	€6.84	-	57.05%	1.50%	73.97	61.94
04-Aug-22	-	1,000	€7.97	-	55.63%	1.41%	73.94	61.91
01-Oct-22	-	31,250	€7.40	-	57.26%	2.77%	72.03	60.00
01-Dec-22	-	1,500	€7.40	-	58.30%	2.40%	69.67	63.65
25-Mar-23	-	30,500	€3.20	-	71.42%	2.75%	72.26	60.26
3-May-23	-	11,000	€3.30	-	73.64%	2.92%	77.01	65.01
27-Apr-23	-	25,000	€3.20	-	73.60%	3.10%	77.21	65.21
22-Jun-23	-	1,000	€3.60	-	72.54%	3.11%	81.34	69.34
30-Jun-23	-	255,000	€2.90	-	72.62%	3.09%	81.07	69.07
04-Jul-23	-	1,000	€3.00	-	72.60%	3.14%	80.94	68.94
05-Sep-23	-	500	€3.00	-	73.75%	3.23%	72.90	60.90
18-Sep-23	-	85,000	€2.78	-	73.70%	3.34%	72.48	60.48
18-Sep-23	-	37,500	€2.78	-	73.70%	3.34%	78.44	66.44
09-Nov-23	-	1,500	€3.09	-	77.60%	3.32%	52.73	40.70
09-Nov-23	-	7,500	€3.09	-	77.60%	3.32%	76.75	64.75
01-Jan-24	-	500	$3.94	-	89.60%	3.38%	61.51	49.51
01-Jan-24	-	1,500	$3.94	-	89.60%	3.38%	69.01	57.01
01-Jan-24	-	2,000	$3.94	-	89.60%	3.38%	79.51	67.51
03-Apr-24	-	1,000	$2.93	-	91.93%	4.63%	77.92	65.92
04-Jun-24	-	1,500	$2.88	-	89.67%	4.33%	76.88	64.88
22-Jun-24	-	1,470,000	$2.62	-	89.31%	4.25%	82.29	70.29
1-Jul-24	-	500	$2.39	-	88.45%	4.48%	76.50	64.50
11-Jul-24	10,000	-	$2.81	-	89.80%	4.20%	82.18	69.18
1-Aug-24		500	$2.70	-	89.79%	3.99%	75.99	63.99
09-Oct-24		500	$2.01	-	90.47%	4.06%	74.73	61.73
09-Oct-24		50,000	$2.01	-	90.47%	4.06%	80.73	68.73

The above inputs for the Black-Scholes model have been determined based on the following:

●	The dividend return is estimated by reference to the historical dividend payment of the Company. Currently, this is estimated to be zero as no dividends have been paid since inception.

●	The expected volatility was determined using the average volatility of the stock over the last two years at the date of grant.

●	On November 27, 2023, the Company announced its transition to a single listing on Nasdaq which repositioned the Company’s shares from the Euronext Brussels trading system to the Nasdaq trading system. For shares granted prior to November 27, 2023, the risk-free interest rate was based on the interest rate applicable for the 10-year Belgian government bond at the grant date. For shares granted subsequent to November 27, 2023, the risk-free interest rate was based on the 10-year U.S. Treasury rate at the grant date.

●	The weighted average fair value for warrants granted was $1.96 for year ending December 31, 2024, €1.80 for year ending December 31, 2023, and €3.46 for year ending December 31, 2022.

NOTE 23: Related parties

Transactions between the Company and its employees, consultants or Directors are described below. There were no other related party transactions.

Remuneration of key management personnel

During the year ended December 31, 2024, the executive management team included four members:

1.	Chief Executive Officer, Mr. Michael K. McGarrity

2.	Executive Vice President of Corporate Development & General Counsel, Mr. Joseph Sollee

3.	Chief Financial Officer, Mr. Ron Kalfus

4.	Chief Commercial Officer, Mr. John Bellano

Their combined remuneration package, including employer taxes, amounted to the following:

Thousands of $ except personnel, warrants & share amounts For The Years ended December 31	2024	2023	2022
Number of management members and Executive Directors	4	4	4
Short-term employee benefits	2,206	1,967	1,550
Post-employment benefits	49	48	54
Other employment costs	224	216	219
Total benefits	2,479	2,231	1,822
IFRS share-based compensation expense[1]	339	909	863
Number of warrants offered	1,125,000	220,000	220,000
Cumulative outstanding warrants	2,120,287	1,007,287	808,800
Exercisable warrants	766,283	644,283	361,864

[1]	Represents the fair value of the shares that vested during the year. The fair value of the awards granted to the executive management team was $1,955,000 in 2024, $304,000 in 2023 and $643,000 in 2022.

The following table sets forth the number of warrants that were exercised, granted and accepted in aggregate by the four members of the executive management team:

For the years ended December 31	2024	2023	2022
Number of warrants exercised	0	0	0
Number of new warrants granted and accepted	1,125,000	220,000	220,000
Annualized IFRS cost for existing warrants	$1,029,000	$909,000	$863,000

No loans, quasi-loans or other guarantees are outstanding with members of the executive management team.

Remuneration of the Board

The total remuneration of the Board of Directors (including the Executive Director) in 2024, 2023, and 2022 was $1,185,000, $1,090,000, and $876,000, respectively (excluding VAT, share-based compensation and reimbursement of expenses). No advances or credits have been granted to any member of the Board of Directors. None of the members of the Board of Directors have received any non-monetary remuneration other than warrants as disclosed above.

Transactions with Non-Executive Directors

Since 2012, the Non-Independent Directors do not receive a fee payment for attending and preparing for Board meetings or for assisting the Company with Board matters. They receive reimbursement for expenses directly related to the Board meetings, totaling less than $1,000 in 2024.

The Independent Directors receive a fee for attending and preparing meetings of the Board of Directors and for assisting the Company with Board matters, and they receive reimbursement for expenses directly related to the Board meetings. In 2024, 2023, and 2022, fees and expense reimbursement in the amount of $359,000, $337,000, and $314,000, respectively, were paid to independent members of the Board of Directors.

No warrants were granted to Non-Executive Directors in 2024. No warrants were exercised in 2024 by Non-Executive Directors.

NOTE 24: Significant agreements, commitments and contingencies

Fair value of Other financial liabilities

The contingent consideration related to the acquisition of the GPS business from Exact Sciences in August 2022, has been assessed on December 31, 2024 at $67.3 million (2023: $62.6 million), and has been accounted for as other financial liabilities (current and non-current liabilities) as further detailed in Note 2.4 and 15. The liability recognized reflects a probability-weighted estimate at the current net present value which is expected to become payable. Future fair value adjustments to this contingent consideration will be recognized in the statement of profit or loss.

Other financial liabilities include the contingent consideration related to the acquisition of NovioGendix in 2015. The Company is contractually required to pay at maturity to the holder of the obligation the maximum amount of $2.2 million. Based on its judgement and estimates, management believes future milestones will be paid in 2026. The fair value of this contingent consideration as of December 31, 2024, is estimated at $572,000 (2023: $1.2 million) and was accounted for as other financial liabilities (non-current) as detailed in Note 15.

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

The detail is presented in the table below:

Thousands of $ For The Years ended December 31	2024	2023	2022
Audit fee for statutory and consolidated financials	408	408	239
Other audit fees	236	-	191
Audit-related and other services	16	40	42
Total expenses	660	448	472

NOTE 27: Subsequent events

On March 10, 2025, OrbiMed advanced $25 million in gross proceeds to the Company, following notice by the Company of its option to draw the second tranche pursuant to the credit agreement, and after meeting the necessary revenue, cash, and customary conditions for the draw. Refer to Note 15 for further details on the OrbiMed credit agreement.