Form 20-F
period 2025-12-31
MDxHealth SA
filed 2026-04-03
CIK 1872529

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2025

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

Indicate the number of outstanding shares of each of the issuer’s class of capital or common stock as of the close of the period covered by the annual report. Ordinary shares, no nominal value per share: 51,364,520 as of December 31, 2025.

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

All references in this annual report to “$” are to U.S. dollars and all references to “€” are to Euros. Solely for the convenience of the reader, certain Euro amounts herein have been translated into U.S. dollars at the official exchange rate quoted as of December 31, 2025, by the European Central Bank of €1.00 to $1.175 for assets and liabilities and an average rate of €1.00 to $1.130 for income and expenses. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as at that or any other date.

Trademarks and Service Marks

We own various trademark registrations and applications, and unregistered trademarks and service marks. “MDxHealth,” “Confirm mdx,” “ExoDx,” “Exosome Diagnostics,” “ExosomeDx,” “Exo mdx,” “ExoDx Prostate Intelliscore (EPI),” “Select mdx,” “Resolve mdx,” “Genomic Prostate Score,” “GPS,” “GPS mdx,” “Monitor mdx,” the MDxHealth logo and other trademarks or service marks of MDxHealth SA appearing in this annual report are the property of MDxHealth SA or its subsidiaries. Solely for convenience, the trademarks, service marks and trade names referred to in this annual report are listed without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. All other trademarks, trade names and service marks appearing in this annual report are the property of their respective owners. We do not intend to use or display other companies’ trademarks and trade names to imply any relationship with, or endorsement or sponsorship of us by, any other companies.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements. All statements other than statements of historical facts contained in this annual report, including statements regarding our strategy, future operations, future financial position, future revenue, projected costs, prospects, plans, objectives of management and expected market growth are forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. You can find many (but not all) of these statements by looking for words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “would,” “should,” “could,” “may”, “potential”, “will”, “goal”, “next”, “aim”, “explore” or other similar expressions in this annual report. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations or projections, including, but not limited to, those identified under Item 3D. “Risk Factors” in this annual report. Actual results may differ materially from those discussed as a result of various factors, including, but not limited to:

●	our plans relating to commercializing our tests and related diagnostic products and services (collectively “tests”, “testing solutions” or “solutions”) and the rate and degree of market acceptance of our solutions;

●	the size of the market opportunity for our Confirm mdx, Exo mdx, GPS mdx, Resolve mdx, Monitor mdx tests and other tests and solutions we commercialize or may develop;

●	the acceptance of our testing solutions by healthcare providers;

●	the willingness of health insurance companies and other payers to cover our testing solutions and adequately reimburse us for such solutions;

●	our plans relating to the further development of testing solutions;

●	existing regulations and regulatory developments in the United States, Europe and other jurisdictions;

●	our ability to obtain and maintain regulatory approvals and comply with applicable regulations;

●	timing, progress and results of our research and development programs;

●	the period over which we estimate our existing cash will be sufficient to fund our future operating expenses and capital expenditure requirements;

●	our ability to attract and retain qualified employees and key personnel;

●	the scope of protection we are able to establish and maintain for intellectual property rights covering our testing solutions and technology;

●	our ability to operate our business without infringing the intellectual property rights and proprietary technology of third parties;

●	the possibility that the anticipated benefits from our business acquisitions will not be realized in full or at all or may take longer to realize than expected;

●	cost associated with defending intellectual property infringement, product liability and other claims;

●	uncertainties associated with global macroeconomic conditions; and

●	other risks and uncertainties, including those listed under Item 3D. “Risk Factors.”

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

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Our business and our industry are subject to significant risks. You should carefully consider the risks and uncertainties described below, together with all of the other information in this annual report, including our audited consolidated financial statements and related notes. This annual report also includes forward-looking statements that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements.” If any of the following risks are realized, our business, financial condition, operating results and prospects could be materially and adversely affected. These disclosures reflect the Company’s beliefs and opinions as to factors that could materially and adversely affect the Company and its securities in the future. References to past events are provided by way of example only and are not intended to be a complete listing or a representation as to whether or not such factors have occurred in the past or their likelihood of occurring in the future.

Summary of Risk Factors

●	We have a history of losses and expect to incur net losses in the future and may never achieve profitability.

●	We might require substantial additional funding to continue our operations and to respond to business needs or take advantage of new business opportunities, which may not be available on acceptable terms, or at all.

●	Our loan facility contains restrictions that limit our flexibility in operating our business, and if we fail to comply with the covenants and other obligations under our loan agreement, the lenders may be able to accelerate amounts owed under the facility and may foreclose upon the assets securing our obligations.

●	We may engage in acquisitions that are not successful and which could disrupt our business, cause dilution to our stockholders and reduce our financial resources.

●	Our operating results could be subject to significant fluctuation, which could increase the volatility of our stock price and cause losses to our shareholders.

●	The molecular diagnostics industry is highly competitive and characterized by rapid technological changes and we may be unable to keep pace with our competitors.

●	Our financial results are largely dependent on sales of two tests, Confirm mdx and GPS mdx, and we will need to generate sufficient revenues from these tests and other future solutions to grow our business.

●	We face uncertainties over the reimbursement of our tests by third party payors.

●	Our business may be adversely affected by global macroeconomic conditions and volatility in the capital markets.

●	If we are unable to retain intellectual property protection in relation to our tests or if we are required to expend significant resources to protect our intellectual property position, our competitive position could be undercut.

●	We may be subject to substantial costs and liabilities or be prevented from using technologies incorporated in our tests as a result of litigation or other proceedings relating to patent rights.

●	We rely on strategic collaborative and license arrangements with third parties to develop critical intellectual property. We may not be able to successfully establish and maintain such intellectual property.

●	Due to billing complexities in the diagnostic and laboratory service industry, we may have difficulties receiving timely payment for the tests we perform, and may face write-offs, disputes with payors and patients, and long collection cycles.

●	We face an inherent risk of product liability claims.

●	Failure to attract or retain key personnel or to secure the support of key scientific collaborators could materially adversely impact our business.

●	Our business and reputation will suffer if we are unable to establish and comply with, stringent quality standards to assure that the highest level of quality is observed in the performance of our tests.

●	Our laboratory facilities may become inoperable due to natural or man-made disasters or regulatory sanctions.

●	We rely on a limited number of third-party suppliers for services and items used in the production and operation of our testing solutions, and some of those services and items are supplied from a single source. Disruption of the supply chain, unavailability of third-party services required for the performance of the tests, modifications of certain items or failure to achieve economies of scale could have a material adverse effect on us.

●	Failures in our information technology, storage systems, or our clinical laboratory equipment could significantly disrupt our operations and our research and development efforts.

●	The use of Artificial Intelligence (“AI”) presents new risks and challenges to our business.

●	We expect to make significant investments to research and develop new tests, which may not be successful.

●	Our research and development efforts will be hindered if we are not able to obtain samples, contract with third parties for access to samples or complete timely enrollment in future clinical trials.

●	Failure to comply with governmental payor regulations could result in us being excluded from participation in Medicare, Medicaid or other governmental payor programs, which would adversely affect our business.

●	Failure to comply with federal, state and foreign laboratory licensing and related requirements could cause us to lose the ability to perform our tests, experience disruptions to our business, or become subject to administrative or judicial sanctions.

●	The FDA may change its position with respect to its regulation of the laboratory developed tests we offer or may seek to offer in the future, causing us to incur substantial costs and time delays associated with meeting requirements for pre-market clearance or approval or we could experience decreased demand for or reimbursement of our tests.

●	Delays in receipt of, or failure to obtain, required FDA clearances or approvals for our products in development, or improvements to or expanded indications for our current offerings, could materially delay or prevent us from commercializing or otherwise adversely impact future product commercialization.

●	We expect to rely on third parties to conduct any future studies of our technologies that may be required by the FDA or other U.S. or foreign regulatory bodies, and those third parties may not perform satisfactorily.

●	We conduct business in a heavily regulated industry, and changes in regulations or violations of regulations may, directly or indirectly, adversely affect our results of operations and financial condition and harm our business.

●	Our business is subject to various complex laws and regulations applicable to providers of clinical diagnostic products and services.

●	Failure to comply with privacy, security, and consumer protection laws and regulations could result in fines, penalties and damage to our reputation and have a material adverse effect on our business.

●	Our employees, independent contractors, consultants, commercial partners, and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

●	Our operating results could be materially adversely affected by unanticipated changes in tax laws and regulations, adjustments to our tax provisions, exposure to additional tax liabilities, or forfeiture of our tax assets.

●	Certain of our significant shareholders may have different interests from us and may be able to control us, including the outcome of shareholder votes.

●	Holders of our ordinary shares should be aware that the rights provided to holders of our ordinary shares under Belgian corporate law and our Articles of Association differ in certain respects from the rights that you would typically enjoy as a shareholder of a U.S. company under applicable U.S. federal and state laws.

●	Concentration of ownership of our ordinary shares among our existing executive officers, directors and principal shareholders may prevent holders of our ordinary shares from influencing significant corporate decisions.

●	As a foreign private issuer and as permitted by the listing requirements of Nasdaq, we rely on certain home country corporate governance practices rather than the corporate governance requirements of Nasdaq.

●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

●	We incur significant costs as a result of operating as a company that is publicly listed on Nasdaq, and our management is required to devote substantial time to compliance initiatives.

●	If we fail to implement and maintain effective internal controls over financial reporting, our ability to produce accurate financial statements on a timely basis could be impaired.

Risks Related to Our Business and Industry

We have a history of losses and expect to incur net losses in the future and may never achieve profitability.

We have incurred substantial net losses since our inception, and there can be no assurance that we will achieve profitability. As of December 31, 2025, we had an accumulated deficit of $403.0 million and for the year ended December 31, 2025, we had a net loss of $33.5 million and net cash outflows from operating activities of $2.2 million. We expect our losses to continue as a result of costs relating to ongoing research and development and for increased selling and marketing costs for existing and planned testing solutions. These losses have had, and will continue to have, an adverse effect on our working capital, total assets, and stockholders’ equity. Even if we achieve significant revenues, we may not become profitable, and even if we achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Failure to become and remain consistently profitable could adversely affect the market price of our common stock and could significantly impair our ability to raise capital or expand our business in accordance with our growth strategy. Historically, we have been able to raise capital at regular occasions. If we are unable to continue to do this, our ability to operate as a going concern could be seriously compromised.

We may not be able to continue as a going concern.

Our consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. We have a history of operating losses and management expects the Company to continue to incur net losses and have significant cash outflows for at least the next twelve months. While these conditions, among others, raise doubt about our ability to continue as a going concern, these consolidated financial statements have been prepared assuming that the Company will continue as a going concern.

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

Additionally, we have agreed to make material additional payments in connection with recent acquisitions. In connection with our acquisition in 2025 of Exosome Diagnostics, Inc., including its ExoDx prostate cancer test (“Exo mdx”), its CLIA-certified clinical laboratory and related assets, we agreed to make deferred purchase price payments to Bio-Techne, an aggregate amount of up to $10 million of which remains outstanding. Pursuant to our acquisition in 2022 of the Genomic Prostate Score (“GPS mdx”) prostate cancer business of Exact Sciences Corporation (“Exact Sciences”), we agreed to pay additional earnout amounts based upon a portion of the reported revenues attributable to the GPS mdx business, an aggregate amount of up to $54.5 million of which remains outstanding. At our option, a portion of the additional payment amounts can be settled in cash or through the issuance of shares, subject to certain restrictions.

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

On May 1, 2024, we entered into a $100 million Credit Agreement (the “Credit Agreement”) with certain funds managed by OrbiMed Advisors LLC (“OrbiMed”) which Credit Agreement was amended in July and August 2024. The Credit Agreement provides for a five-year senior secured credit facility in an aggregate principal amount of up to $100 million, of which (i) $55 million was advanced in May 2024, (ii) $25 million was advanced in March 2025, and (iii) $20 million was advanced on March 30, 2026. All obligations under the credit agreement are secured by substantially all of our assets, including intellectual property rights. The Credit Agreement matures on May 1, 2029.

We are subject to a number of affirmative and restrictive covenants pursuant to the Credit Agreement, which limit or restrict our ability to (subject to certain qualifications and exceptions): create liens and encumbrances; incur additional indebtedness; merge, dissolve, liquidate or consolidate; make acquisitions, investments, advances or loans; dispose of or transfer assets; pay dividends or make other payments in respect of their capital stock; amend certain material documents; redeem or repurchase certain debt; engage in certain transactions with affiliates; enter into certain restrictive agreements; and engage in certain other activities customary for a senior secured credit facility. In addition, if, for any quarter beginning on June 30, 2025 and until the maturity date of the Credit Agreement, our net revenue does not meet certain minimum amounts, then, subject to certain cure rights specified in the Credit Agreement, we will be required to repay the outstanding principal amount of the Credit Agreement in equal monthly installments, together with accrued interest on the principal repaid and a repayment premium and other fees, until the maturity date of the Credit Agreement. In addition, an event of default will occur if we fail to maintain certain levels of unrestricted cash and cash equivalents during various time periods, including monthly assessments thereof, currently at a minimum level of $20 million and subsequently reducing to a $5 million minimum level following the achievement of certain milestones.

Our obligations under the Credit Agreement are subject to acceleration upon the occurrence of an event of default (subject to applicable notice and grace periods). We may also enter into other debt agreements in the future which may contain similar or more restrictive terms.

Our ability to remain in compliance with financial covenants contained in the Credit Agreement and to make scheduled payments required under the Credit Agreement depends on numerous factors, including our financial and operating performance. There can be no assurance that we will maintain a level of cash reserves or cash flows from operating activities sufficient to remain in compliance with applicable financial covenants and to permit us to pay the principal, premium, if any, and interest on our existing or future indebtedness. If our cash flows and capital resources prove insufficient, we may be forced to reduce or delay capital expenditures, sell assets or operations, seek additional capital or restructure or refinance our indebtedness. We cannot assure you that we would be able to take any of these actions, or that these actions would permit us to remain in compliance with the Credit Agreement or to meet our scheduled debt service obligations. Failure to comply with the terms and conditions of the Credit Agreement will (subject to applicable notice and grace periods) result in an event of default, which could result in an acceleration of amounts due under the Credit Agreement. We may not have sufficient funds or may be unable to arrange for additional financing to repay our indebtedness or to make any accelerated payments, and OrbiMed could seek to enforce security interests in the collateral securing such indebtedness, which would harm our business.

We may engage in acquisitions that are not successful and which could disrupt our business, cause dilution to our stockholders and reduce our financial resources.

In addition to the acquisition of the ExoDx test from Bio-Techne, in September 2025, and the acquisition of the GPS test from Genomic Health, Inc., a subsidiary of Exact Sciences, in August 2022, we may enter into other transactions in the future to acquire other businesses, products or technologies. We may be unable to realize the anticipated benefits of the acquisitions or do so within the anticipated timeframe. Any acquisitions may not strengthen our competitive position, and these transactions may be viewed negatively by customers or investors. We could incur losses resulting from known or unknown liabilities of the acquired business that are not sufficiently covered by the indemnification we may obtain from the seller. In addition, we may not be able to successfully integrate the acquired personnel, technologies and operations into our existing business in an effective, timely and non-disruptive manner. If we are unable to do so, the disruption to our operations could result in additional costs or could distract management’s attention from other initiatives.

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

In addition, because the substantial majority of our revenues are generated by sales to customers without either a written contract, a set price, or a payment due date, the amount of revenue that we report is based on estimates of future collections that contain uncertainty and require the use of significant judgment by management. We cannot provide any assurance as to when, if ever, or to what extent, any of the recognized revenues that represent uncollected amounts will be collected. Shortfalls in actual cash collected, as well as changes to expected collectability, of estimated amounts recognized as revenue can materially negatively impact operating results in subsequent periods. See “Risk Factors — Due to billing complexities in the diagnostic and laboratory service industry, we may have difficulties receiving timely payment for the tests we perform, and may face write-offs, disputes with payors and patients, and long collection cycles.” As a result, comparing our operating results on a period-to-period basis may be difficult due to fluctuations resulting from our revenue estimation process, and such comparisons may not be meaningful and should not be relied upon as an indication of our future performance. Resulting fluctuations in revenue may make it difficult in the near term for us, research analysts and investors to accurately forecast our revenue and operating results.

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

Our financial results are largely dependent on sales of two tests, Confirm mdx and GPS mdx, and we will need to generate sufficient revenues from these tests and other future solutions to grow our business.

Currently, we rely significantly on the sales of Confirm mdx and GPS mdx tests in the United States for our revenues, with these tests combined accounting for approximately 76% of total revenue in 2025, 80% of total revenue in 2024, and 79% of total revenue in 2023.

We have diversified our revenue through the launch and commercialization of additional precision diagnostic test offerings, including our Exo mdx and Resolve mdx tests. However, sales of Confirm mdx and GPS mdx are expected to continue to account for a substantial portion of total revenues for the next several years. If reimbursement for our tests were to be revoked or limited either by CMS or commercial payors, this could have an immediate impact on our revenues. While we do not believe that revocation of Medicare reimbursement for Confirm mdx or GPS mdx tests is likely, if this were to occur, the impact could be severe.

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

Medicare

Reimbursement for diagnostic tests furnished to Medicare beneficiaries (typically patients aged 65 or older) is usually based on a fee schedule set by the CMS, a division of the U.S. Department of Health and Human Services (“HHS”). As a Medicare-enrolled provider with our primary laboratory based in California, we bill Noridian Healthcare Solutions (“Noridian”), the Medicare Administrative Contractor (“MAC”) for California, and our Confirm mdx and GPS mdx tests are subject to Noridian’s local coverage and reimbursement policies. Noridian participates in the Molecular Diagnostic Services Program (“MolDX”), administered by Palmetto GBA, which handles technical assessments for U.S. laboratories that perform molecular diagnostic testing and issues Medicare local coverage determinations and associated coverage documentation (“LCDs”). The Confirm mdx test obtained a positive Medicare LCD under the MolDX program in 2014 and the GPS test obtained a positive Medicare coverage LCD in 2015, each of which provides coverage for Medicare patients throughout the United States. As a Medicare-enrolled provider with a secondary laboratory based in Massachusetts, we bill National Government Services, Inc. (“NGS”), the MAC covering Massachusetts, for tests that are offered by our Waltham, Massachusetts laboratory, including our recently acquired Exo mdx test, which obtained a positive Medicare coverage in 2018 and continues to be reimbursed under the NGS LCDs applicable to the Exo mdx test. As a Medicare-enrolled provider with a secondary laboratory based in Texas, we bill Novitas Solutions (“Novitas”), the MAC covering Texas, for tests that are offered by our Texas laboratory, including our Resolve mdx test, claims for which tests are therefore subject to Novitas’ local coverage and reimbursement policies. Novitas does not at this time participate in the MolDx program, nor does it in practice issue LCDs for all molecular tests that it may reimburse. As a result, molecular tests offered by our Texas laboratory may in certain cases be billed to Novitas using industry-standard coding terms that describe the procedures performed, pursuant to guidance and instructions set forth by the American Medical Association “CPT codebook” as well as associated guidance set forth in the Policy Manual for Medicare Services published by the National Correct Coding Initiative (NCCI). Because of the highly technical nature of interpreting complex and disparate coding policies applicable to certain of the Company’s tests, there can be no assurance that Medicare, or the MACs that determine local Medicare coverage, will continue to issue or follow positive coverage and reimbursement policies and practices and, if issued or followed, that such policies or reimbursement practices will be maintained in the future.

Medicare accounted for approximately 44% of mdxhealth’s revenues in 2025 compared to 41% of mdxhealth’s revenues in 2024. See Note 4 in the Notes to Consolidated Financial Statements included in Part III for further detail.

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

Our ability to protect our discoveries, know-how and technologies affects our ability to compete and to achieve profitability. We rely on a combination of U.S. and foreign patents and patent applications, copyrights, trademarks and trademark applications, confidentiality or non-disclosure agreements, material transfer agreements, licenses and consulting agreements to protect our intellectual property rights. We also maintain certain company know-how, algorithms, and technological innovations designed to provide us with a competitive advantage in the marketplace as trade secrets. As of March 11, 2026, we owned or had exclusive rights to more than fifteen patent families related to our molecular technology and cancer-specific biomarkers. Specifically, there are 161 granted or pending patent applications in this group comprised of 19 issued or allowed U.S. patents, 6 pending U.S. provisional or non-provisional applications, and 132 granted or allowed patents in jurisdictions outside the United States, including Japan, Canada, Israel and the major European countries. Our issued U.S. patents expire at various times between 2029 and 2042. Of these issued patents, 9 cover intellectual property used in our Select mdx test, the last of which expires in 2036, 42 cover intellectual property used in our GPS mdx test, the last of which expires in 2038, and 45 cover intellectual property used in our Exosome test, the last of which expires in 2042.When these patents expire other companies will no longer be prohibited from incorporating the subject intellectual property into competing tests they may seek to develop.

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

We are often obligated to bill services in the specific manner required by each particular third-party payor. Failure to comply with these complex billing requirements (including complex federal and state regulations related to billing government health care programs, e.g., Medicare and Medicaid) may significantly hinder our collection and retention efforts, including not only potential write-offs of doubtful accounts and long collection cycles for accounts receivable, but also the potential disgorgement of previously paid claims based on third-party payor program integrity investigations into billing discrepancies, fraud, waste and abuse. With CMS’s implementation of a comprehensive oversight regime that consolidated program integrity powers into a single Unified Program Integrity Contractor (“UPIC”) for each Medicare geographic jurisdiction, audit and investigatory activity into potential billing fraud, waste and abuse in the industry has in recent years significantly increased. Responding to requests from a UPIC, or other auditor, is often time-consuming and requires dedication of internal, and sometimes external, resources. UPICs also have the authority to implement Medicare payment suspensions during the pendency of an audit, which could significantly impact cash flows, even where no improper billing is ultimately found to have occurred. Commercial payors may also engage in audit activity, requiring timely production of medical documentation in support of billed claims.

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

Even if payors agree to cover our tests, our billing and collections process may be complicated by the following and other factors, which may be beyond our control:

●	differences between the list price for our tests and the reimbursement rates of payers;
●	complex and disparate reimbursement rules and requirements;

●	disputes among payors as to which payor is responsible for payment;

●	disparity in coverage among various payors or among various healthcare plans offered by a single payor;

●	payor medical management requirements, including prior authorization requirements;

●	differing information and billing requirements among payors;

●	failure by patients or healthcare providers to provide complete and correct billing information; and

●	limitations and requirement for patient billing, including those related to deductibles, co-payments, and co-insurance originating from contracts with commercial payors.

As a result of the above, we may face write-offs of doubtful accounts, payment suspensions and disgorgement of previously paid claims, disputes with payors and patients, and long collection cycles.

In addition, the substantial majority of tests that we perform for customers are sold without either a written contract, a set price or a payment due date. Generally, the amount of revenue that we report for these test sales represent estimates of our expected collections, based on factors such as payment history, payer coverage, whether there is a reimbursement contract between the payer and us, risks of denial or recoupment for patient ineligibility, non-coverage or error by us or the payor, and any current developments or changes that could impact reimbursement. We cannot provide any assurance as to when, if ever, or to what extent, any of the recognized revenues that represent uncollected amounts will be collected. We monitor the estimated amount to be collected at each reporting period based on actual cash collections and other indicia of expected payor behavior in order to assess whether an adjustment to the estimate is required. Both the estimates and any subsequent adjustments contain uncertainty and require the use of significant judgment by management. Actual results could differ from those estimates and assumptions.

Third-party payers are increasingly focused on controlling healthcare costs, and such efforts, including revisions to coverage and reimbursement policies and practices, further complicate our ability to estimate expected collections and delays our reimbursement of claims. In response to changing and inconsistent payer claims reimbursement practices, particularly among commercial payers, we continue to actively adapt and refine the types and weighting of factors that are utilized to estimate and monitor expected collection amounts for tests performed in both current and prior reporting periods. Changes to estimates are made in the period those adjustments become known. Should the factors underlying our judgments materially change, our accrued revenue and financial results could be further negatively impacted in future periods.

These billing complexities, and the related uncertainty in obtaining payment for our tests, could negatively affect our revenue and cash flow, our ability to sustain profitability, and the consistency and comparability of our results of operations.

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

Labor is a significant component of operating our business. A number of factors may adversely affect the labor force available to us or increase labor costs, including high employment levels, federal unemployment subsidies and increased wages offered by other employers. As more employers offer remote work, we may have more difficulty recruiting for jobs that require on-site attendance, such as certain clinical laboratory and sales roles. Although we have not experienced any material labor shortage to date, we have recently observed an overall tightening and increasingly competitive labor market. A sustained labor shortage or increased turnover rates within our employee base, caused by a pandemic or as a result of general macroeconomic factors, could lead to increased costs, such as increased overtime or financial incentives to meet demand and increased wage rates to attract and retain employees, and could negatively affect our ability to efficiently operate our clinical laboratories and overall business. If we are unable to hire and retain employees capable of performing at a high-level, or if mitigation measures we may take to respond to a decrease in labor availability have unintended negative effects, our business could be adversely affected.

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

Past or future performance or accuracy defects, incomplete or improper quality and process controls, excessively slow turnaround times, unanticipated uses of our tests or mishandling of samples or test results (whether by us, patients, healthcare providers, courier delivery services or others) can lead to adverse outcomes for patients and interruptions to our services. These events could lead to voluntary or legally mandated safety alerts relating to our tests or notices of recall, correction, or removal to physicians, patients, or regulators, including from the FDA and applicable state health authorities, which may result in the suspension of our laboratories’ operations or removal of one or more of our tests from the market. In the event of a recall, correction, or removal of one of our tests or instruments, we may be required to notify the FDA and other applicable regulatory authorities, which could result in additional regulatory scrutiny, investigation, or enforcement action, and could require us to cease offering the affected test until any quality or regulatory deficiencies are resolved. Insufficient quality controls and any resulting negative outcomes could result in significant costs and litigation, as well as negative publicity that could reduce demand for our tests and payors’ willingness to cover our tests. Even if we maintain adequate controls and procedures, damaging and costly errors may occur.

Our laboratory facilities may become inoperable due to natural or man-made disasters or regulatory sanctions.

We currently perform testing services in our laboratory facilities located in Irvine, California, Waltham, Massachusetts and Plano, Texas. These laboratory facilities could become inoperable due to circumstances that may be beyond our control, and such inoperability could adversely affect our business and operations. The facilities, equipment and other business process systems would be costly to replace and could require substantial time to repair or replace. The inability to perform our tests or the backlog of tests that could develop if any of our facilities become inoperable for even a short period of time may result in the loss of customers or harm our reputation, and we may be unable to regain those customers or rebuild our reputation in the future. Although we possess insurance for damage to our property and the disruption of our business, this insurance may not be sufficient to cover all of our potential losses and may not continue to be available to us on acceptable terms, if at all.

The facilities may be damaged or destroyed by natural or man-made disasters, including earthquakes, wildfires, floods, outbreak of disease, acts of terrorism or other criminal activities and power outages, which may render it difficult or impossible for us to perform our tests for some period.

The facilities may also be rendered inoperable because of regulatory sanction. In the United States, we are subject to federal and state laws and regulations regarding the operation of clinical laboratories. Our U.S. laboratory facilities in Irvine, California, Waltham, Massachusetts and Plano, Texas are certified under the Clinical Laboratory Improvement Amendments (“CLIA”). CLIA and the laws of California and certain other states, impose certification requirements for clinical laboratories, and establish standards for quality assurance and quality control, among other things. Clinical laboratories are subject to inspection by regulators, and to sanctions for failing to comply with applicable requirements. Sanctions available under CLIA include prohibiting a laboratory from running tests, requiring a laboratory to implement a corrective action plan, and imposing civil monetary penalties. Our U.S. laboratory facilities hold certificates of accreditation from CMS to perform high-complexity testing. To renew these certificates, the facilities are subject to survey and inspection every two years. We also hold a certificate of accreditation from the College of American Pathologists (“CAP”), which sets standards that are higher than those contained in the CLIA regulations. CAP is an independent, non-governmental organization of board-certified pathologists that accredits laboratories nationwide on a voluntary basis. Sanctions for failure to comply with CAP or CLIA requirements, including proficiency testing violations, may include suspension, revocation, or limitation of a laboratory’s CLIA certificate, which is necessary to conduct business, as well as the imposition of significant fines or criminal penalties. In addition, our U.S. facilities are subject to regulation under state laws and regulations governing laboratory licensure. Certain states have enacted state licensure laws that are more stringent than CLIA. Failure to maintain CLIA certification, CAP accreditation, or required state licenses could have a material adverse effect on the sales of our tests and results of operations. Many states maintain independent licensure, registration, or certification procedures with which our U.S. facilities must maintain compliance in order to receive and test samples from that location. Maintaining compliance with the myriad of governmental requirements is time and resource intensive, and failure to maintain compliance could result in sanctions.

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

To provide our testing services, we are required to obtain customized components and services that are currently available from a limited number of sources. Most of these components and services are sourced externally from external suppliers. Many of the consumable supplies and reagents used as raw materials in our testing process are procured from a limited number of suppliers, some of which are single source. In addition, we rely on a limited number of suppliers, or in some cases a single supplier (for example, for the automation of our deparaffination steps for our Confirm mdx test), for certain services and equipment with which we provide testing services. If we have to switch to a replacement supplier for any of these items that are sub-components or for certain services required for the performance of our tests, or if we have to commence our own manufacturing or testing services to satisfy market demand, we may face delays. For example, in the past, a supplier has delivered critical non-conforming components that failed our acceptance testing, requiring us to audit the supplier and assist the supplier in improving its internal quality processes. In addition, third party suppliers may be subject to circumstances which impact their ability to supply, including enforcement action by regulatory authorities, natural disasters, epidemics, labor disputes, financial difficulties including insolvency, among a variety of other internal or external factors. Any such supply disruptions could in turn result in service disruptions for an extended period of time, which could delay completion of our clinical studies or commercialization activities and prevent us from achieving or maintaining profitability. In the future, alternative suppliers may be unavailable, may be unwilling to supply, may not have the necessary regulatory approvals, or may not have in place an adequate quality management systems.

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

The use of AI presents new risks and challenges to our business.

AI is increasingly being used across the global business landscape, including in the life sciences and healthcare industries. We have already employed certain AI technologies into our business to enhance our operations, products, technology, and services and expect our use of AI to increase as the technology rapidly evolves and improves.

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

We are seeking to improve the performance of our existing testing solutions and to continue to expand our menu of products and services. For example, in August 2022, we acquired the GPS test from Exact Sciences and in September 2022, we developed and launched Resolve mdx which is a non-invasive urine test that identifies and quantifies infectious bacteria and their antibiotics susceptibility to help ensure patients receive the correct diagnosis and treatment as quickly as possible. In addition, in September 2025, we acquired the Exo mdx test from Bio-Techne and we are currently developing an additional product, Monitor mdx, as a non-invasive test to risk stratifies patients for continued active surveillance versus intervention.

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

In May 2024, the FDA issued the LDT Rule which amended the FDA’s regulations to make explicit that LDTs are devices under the FDCA. On March 31, 2025, the U.S. District Court in the Eastern District of Texas vacated the LDT rule, holding that LDTs are “services” and not subject to FDA regulation as “devices” under the FDCA.

The FDA did not appeal the District Court decision and withdrew the LDT Rule on September 19, 2025, reverting to the Agency’s historical enforcement discretion position. Nevertheless, the FDA may change its position with respect to its regulation of the LDTs we offer or may seek to offer in the future. This may include eliminating any pathway for LDTs to be submitted for FDA clearance or approval or by defining different requirements that the FDA views to be in line with the District Court decision, causing us to incur substantial costs and time delays associated with meeting new requirements for pre-market clearance or approval, or causing us to experience decreased demand for or reimbursement for our tests due to an inability to secure FDA clearance or approval. Congress may also enact new legislation to regulate laboratory services and the impact of any such legislation is uncertain.

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

The net operating loss carry forwards of our corporate subsidiaries may be unavailable to offset future taxable income because of restrictions under U.S. tax law. As of December 31, 2025, consolidated net tax loss carry forwards amounted to $337.6 million. Our NOLs generated in tax years ending on or prior to December 31, 2017 are only permitted to be carried forward for 20 taxable years under applicable U.S. federal tax law, and therefore could expire unused. We consider that it is highly likely that we will be unable to use at least a portion of these NOLs, in light of our continued losses. Under tax legislation commonly referred to as the Tax Cuts and Jobs Act (“TCJA”), as modified by the CARES Act, our federal NOLs generated in tax years ending after December 31, 2017 may be carried forward indefinitely and NOLs arising in taxable years beginning after December 31, 2017 and before January 1, 2021 may be carried back to each of the five taxable years preceding the tax year of such loss, but NOLs arising in taxable years beginning after December 31, 2020 may not be carried back. In addition, under the TCJA, as modified by the CARES Act, for taxable years beginning after December 31, 2020, the deductibility of federal NOLs generated in taxable years beginning after December 31, 2017 is limited to 80% of current year taxable income. It is uncertain if and to what extent various states will conform to the TCJA, as modified by the CARES Act.

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

Given that we have historically generated operating losses, any change in our ability to use NOLs could have a severe impact on us if and when we become profitable. As of December 31, 2025, we had an accumulated deficit of $403.0 million and for the year ended December 31, 2025, we had a net loss of $33.5 million.

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

As of March 15, 2026, (i) MVM Partners LLP beneficially owned approximately 9.2% of our ordinary shares and has one representative at the board level (Dr. Eric Bednarski), (ii) Bleichroeder LP owned approximately 14.5% of our ordinary shares, (iii) Genomic Health, Inc. owned approximately 11.6% of our ordinary shares and (iv) AWM Investment Company beneficially owned approximately 9.5% of our ordinary shares. In addition, as long as two of MVM Partners LLP’s funds (MVM V LP and MVM GP (No.5) LP) hold in aggregate 5% of our company’s outstanding shares, they are entitled to have one observer at the board level (see Item 7B. “Related party transactions — MVM Subscription Agreement”). As a result, these shareholders will be able to exercise a significant level of control over all matters requiring stockholder approval, including the election of directors, amendment of our Articles of Association and approval of certain significant corporate transactions. This control could have the effect of delaying or preventing a change of control of the Company or changes in management, in each case, which other shareholders might find favorable, and will make the approval of certain transactions difficult or impossible without the support of these significant shareholders.

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

Our executive officers, directors, greater than five percent shareholders and their affiliates beneficially owned approximately 4.1% of our outstanding ordinary shares as of March 15, 2026. Depending on the level of attendance at our general meetings of shareholders, these shareholders, either alone or voting together as a group, will be in a position to determine the outcome of decisions taken at any such general meeting. Any shareholder or group of shareholders controlling more than 50% of the share capital present and voting at our general meetings of shareholders may control any shareholder resolution requiring a simple majority, including the appointment of Board members, as well as certain decisions relating to our capital structure, the approval of certain significant corporate transactions and amendments to our Articles of Association. Among other consequences, this concentration of ownership may prevent or discourage unsolicited acquisition proposals that shareholders may believe are in the best interest of the Company. Some of these persons or entities may have interests different than those of our shareholders.

Future sales, or the perception of future sales, of a substantial number of our ordinary shares could adversely affect the price of our ordinary shares, and actual sales of our equity will dilute current holders of our ordinary shares.

Future sales of a substantial number of our ordinary shares, or the perception that such sales will occur, could cause a decline in the market price of our ordinary shares. Approximately 22.7 million ordinary shares are held by our directors, executive officers and greater than five percent shareholders. If one or more of these securityholders sell substantial amounts of ordinary shares in the public market, or the market perceives that such sales may occur, the market price of our ordinary shares and our ability to raise capital through an issue of equity securities in the future could be adversely affected.

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

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We may take advantage of these exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement under the Securities Act which, given the effectiveness of our Registration Statement on Form F-1 on November 3, 2021, will be December 31, 2026, (ii) the last day of the fiscal year in which we have total annual gross revenue of at least $1.235 billion, (iii) the last day of the fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period. We cannot predict if investors will find our ordinary shares less attractive because we may rely on these exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and the price of our ordinary shares may be more volatile.

As a foreign private issuer and as permitted by the listing requirements of Nasdaq, we rely on certain home country corporate governance practices rather than the corporate governance requirements of Nasdaq.

We qualify as a foreign private issuer and our ordinary shares are listed on Nasdaq. In accordance with the listing requirements of Nasdaq, we rely on home country governance requirements and certain exemptions thereunder rather than relying on the corporate governance requirements of Nasdaq. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our officers and directors are exempt from the “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we currently publish annual and semi-annual reports on our website and file such financial reports with the SEC, we are not required to file periodic reports with the SEC as frequently or as promptly as U.S. public companies. Specifically, we are not required to file quarterly reports on Form 10-Q or current reports on Form 8-K that a domestic company would be required to file under the Exchange Act. Accordingly, there may be less publicly available information concerning our company than there would be if we were not a foreign private issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As a foreign private issuer, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. The determination of foreign private issuer status is made annually on the last business day of our most recently completed second fiscal quarter. Accordingly, we will next make a determination with respect to our foreign private issuer status on June 30, 2026. There is a risk that we will lose our foreign private issuer status in the future.

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

If a U.S. Holder (as defined below under Item 10E. “Taxation”) is treated as owning, directly, indirectly or constructively, at least 10% of the value or voting power of our share capital, such U.S. Holder may be treated as a “U.S. shareholder” with respect to each “controlled foreign corporation” in our group. Because our group currently includes at least one U.S. subsidiary, any of our non-U.S. subsidiaries will be treated as controlled foreign corporations (regardless of whether we are treated as a controlled foreign corporation) for taxable years beginning before January 1, 2026. However, due to a legislative change to the attribution rules enacted in the One Big Beautiful Bill Act (the “OBBBA”), signed into law on July 4, 2025, and effective for taxable years beginning after December 31, 2025, our non-U.S. subsidiaries will no longer be treated as controlled foreign corporations solely as a result of the fact that our group includes at least one U.S. subsidiary. A U.S. shareholder of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income its pro rata share of the corporation’s “Subpart F income,” a portion of the corporation’s earnings to the extent the corporation holds certain U.S. property, and for taxable years beginning before January 1, 2026, a portion of the corporation’s “global intangible low-taxed income” (commonly referred to as “GILTI”). The OBBBA, in part, replaces the GILTI regime with a similar regime with respect to a controlled foreign corporation’s “net CFC tested income” for taxable years beginning on or after January 1, 2026. A U.S. shareholder of a controlled foreign corporation may be subject to current U.S. federal income tax with respect to such items, regardless of whether the controlled foreign corporation makes any distributions. An individual that is a U.S. shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a U.S. shareholder that is a U.S. corporation. Failure to comply with controlled foreign corporation reporting obligations may subject a U.S. shareholder to significant monetary penalties. We cannot provide any assurances that we will furnish to any U.S. shareholder information that may be necessary to comply with the reporting and tax paying obligations applicable under the controlled foreign corporation rules of the Code. U.S. Holders should consult their tax advisors regarding the potential application of these rules to their investment in our ordinary shares. See Item 10E. “Taxation” for a discussion of material U.S. federal income tax consequences of the ownership and disposition of our ordinary shares.

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

Pursuant to Section 404, our management is required to assess and attest to the effectiveness of our internal control over financial reporting in connection with issuing our consolidated financial statements as of and for each fiscal year. Section 404 also requires an attestation report on the effectiveness of internal control over financial reporting be provided by our independent registered public accounting firm beginning with our annual report following the date on which we are no longer an “emerging growth company, which we currently expect will be our annual report for the fiscal year ended December 31, 2026.”

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

During our 2025 yearend close process, and in connection with our ongoing readiness exercise for compliance with Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”), management identified deficiencies related to the design, implementation, and documentation of our controls over revenue. Specifically, we determined that controls designed to update our revenue accounting policies to reflect changes in our business and operating environment were not effective. Once identified, management began taking steps to remediate these deficiencies by adding additional controls as well as establishing more rigorous review processes to validate and document the assumptions underlying our revenue accruals; however, our management concluded that, as of December 31, 2025, our internal control over financial reporting was not effective. During the first quarter of 2026, management continued its implementation and completion of remediation steps, including enhancement of documentation standards to evidence the effective design and operation of controls over revenue estimates and accounting policy updates, as well as the establishment of more rigorous review processes to validate and document the assumptions underlying our revenue accruals. However, these efforts may not be sufficient to avoid similar material weaknesses in the future.

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

Our capital expenditures for the years ended December 31, 2025, 2024, and 2023 amounted to $1.2 million, $1.2 million, and $2.7 million, respectively. These capital expenditures primarily consisted of laboratory equipment, information technology equipment, and leasehold improvements. Our research and development costs for the years ended December 31, 2025, 2024, and 2023 amounted to $10.4 million, $10.6 million, and $6.4 million, respectively. These research and development costs primarily consisted of expenses incurred in connection with the development of our pipeline products, such as labor costs (including salaries, bonuses, benefits, and stock-based compensation), reagents and supplies, clinical studies, outside services, patent expenses, depreciation of laboratory equipment, facility occupancy and information technology costs. We recognize research and development expenses in the period in which they are incurred, except for those development expenses that qualify for capitalization (refer to Note 11 in the consolidated financial statements). We expect that our research and development expenses will increase in absolute dollars as we continue to develop additional products, however, we expect that these expenses will decrease as a percentage of revenue over the long term, though they may fluctuate as a percentage from period to period due to the timing and extent of these expenses. For the near future, our investments will mainly remain in the United States where our molecular laboratory facility is currently located.

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

B. Business Overview

Overview

We are a commercial-stage precision diagnostics company providing non-invasive, clinically actionable and cost-effective urologic solutions to improve patient care. Our core menu of testing solutions, Confirm mdx for Prostate Cancer (“Confirm mdx”), Genomic Prostate Score (“GPS mdx”), and ExoDx Prostate Test (“Exo mdx”), which we recently added through the acquisition of Exosome Diagnostics, provide personalized DNA and RNA insights to both physicians and patients navigating the complexities of urologic disease and treatment options. Each of our cutting-edge molecular diagnostic technologies provides personalized genomic results enabling tailored approaches that enhance patient well-being while minimizing the need for invasive and unnecessary treatments and procedures.

On August 5, 2025, we entered into an agreement with Bio-Techne Corporation (“Bio-Techne”), to acquire Exosome Diagnostics, Inc., including the Exo mdx test, its CLIA-certified clinical laboratory and related assets. The closing of the acquisition took place on September 15, 2025. Following the acquisition, we transitioned our customers who had been utilizing Select mdx to test men at risk for prostate cancer to our new Exo mdx test.

More than 7,000 urologists have ordered over 500,000 mdxhealth tests. We have established a systematic approach to bring our precision diagnostic solutions to market, centered on proactive engagement, education, and market expansion aimed at healthcare professionals and their patients. Each of our core tests, Confirm mdx, GPS mdx and Exo mdx, have been recognized in National Comprehensive Cancer Network (“NCCN”) guidelines, a non-profit alliance of the 31 leading cancer centers in the United States, and each is reimbursed by Medicare.

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

Our Exo mdx test — which is a noninvasive (no digital rectal exam (“DRE”) required) urine test with 91% Negative Predictive Value (“NPV”) for clinically significant prostate cancer — can be used to help physicians determine whether a costly, painful and complication-prone needle-core biopsy is advisable when a patient presents with an elevated PSA level or an abnormal DRE result. For those men who proceed to a biopsy procedure, our Confirm mdx test, which measures biomarker signals in the biopsied tissue, provides additional information to physicians and increases the accuracy of the biopsy, with a 96% NPV for clinically significant disease.

Upon diagnosis of localized prostate cancer, our GPS mdx test — which measures the expression of a panel of genes in prostate cancer tissue to predict the likelihood of having adverse pathology, risk of metastasis, and prostate cancer death — helps to inform treatment decisions and to identify patients who may avoid unnecessary interventions.

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

Our Competitive Strengths

We believe we have the following competitive strengths, which underpin our commercial execution success and will position us for sustainable growth:

●	Targeted Menu Improving Prostate Cancer Diagnosis and Treatment Decisions. We offer a menu of tests that provide clinically actionable results for men along the prostate cancer pathway, which includes men at-risk for, as well as men newly diagnosed with, prostate cancer. Collectively, Exo mdx, Confirm mdx and GPS mdx provide urologists with a clear clinical pathway to accurately identify and appropriately treat prostate cancer while minimizing the use of aggressive procedures and treatments, improving health outcomes and significantly lowering costs to the healthcare system.

●	Strong Commercial Focus and Presence. We aim to increase adoption of our commercial tests by leveraging our direct sales force in the United States to continue to market and sell to our urology-focused network. We have significant experience in building effective commercial teams consisting of sales reps, strategic account managers, and medical science liaisons led by a management team with a track record of success. In addition, our payor and reimbursement, revenue cycle management and client services groups provide expert support for our field sales team as well as our patients and customer base. We believe we can leverage these groups to explore additional opportunities for growth based on this commercial channel. Outside the United States, we will continue to evaluate distribution partners to drive adoption in markets where our menu is best suited.

●	Commercial Channel Advantage. Building from the launch of our first commercial test in 2012, we have established mdxhealth as an industry leader in precision diagnostics for prostate cancer detection and treatment. We intend to take advantage of our established urology and pathology relationships to support menu expansion and additional growth opportunities as appropriate and within our focus.

●	Compelling Reimbursement Strategy. Adoption of our tests has been supported by nationwide reimbursement for Medicare patients, as well as by consistent expansion of coverage by commercial payors. Confirm mdx, GPS mdx and Exo mdx are also recognized by NCCN and other U.S. and internationally recognized clinical-practice guidelines. Our Resolve mdx UTI test is currently reimbursed by Medicare and most private insurance payors, based on nationally recognized Current Procedural Terminology (“CPT”) codes.

●	Robust and Reliable Technology. We possess a proprietary know-how and intellectual property portfolio capable of advancing our precision diagnostics pathway as well as high quality laboratory operations, including our CAP accredited, CLIA certified and New York State Department of Health (“NYSDOH”) approved molecular laboratory facilities. We also have an extensive library of biomarkers that can be applied in additional urology and men’s health diagnostics.

●	Proven Leadership with Industry Expertise. Our management team members have proven track records of execution and value creation across medical devices, diagnostics and biotech. We believe we have built a culture of performance, responsibility and accountability — from research and development, to selling and marketing, and operations and management — and are committed to building value for all of our stakeholders, including patients, customers, employees and shareholders.

Our Strategy

Our ultimate goal with our core testing solutions is to take an at-risk patient from prostate cancer screening all the way through the diagnostic and therapeutic pathway of prostate cancer. As such, we are focused on continuing to drive adoption of our Confirm mdx, GPS mdx, and Exo mdx tests and expand our product offerings. The key elements of our strategy include:

●	Physician and Patient Education. One important component of our efforts to successfully penetrate the urology market and promote clinical adoption of our Exo mdx, Confirm mdx, GPS mdx and Resolve mdx tests is to drive awareness of these tests. We educate physicians and patients through a variety of channels including by supporting clinical studies for the publication of peer reviewed journals and abstracts at key scientific conferences, forging relationships with the leading medical and scientific opinion leaders in urology, developing strategic partnerships with leading pathology laboratories with large urology client bases and via public relations and advertising campaigns.

●	Expand Test Menu. We intend to build on our leadership in the prostate cancer diagnostic space by expanding our existing menu of tests. We are currently developing a candidate test, Monitor mdx, for the prostate cancer diagnostic and treatment pathway. Monitor mdx is intended to function as a non-invasive solution that risk stratifies patients for continued active surveillance versus intervention, while also improving patient compliance with active surveillance protocols.

●	Expand Reimbursement. An important component of our commercial strategy is to expand reimbursement for our tests. Our Confirm mdx and GPS mdx tests have been covered by Medicare MolDX LCDs since 2014 and 2015, respectively. Additionally, our Exo mdx and Resolve mdx tests are currently being reimbursed for Medicare beneficiaries throughout the United States. Our managed care team continues to pursue adoption of positive coverage and reimbursement policies and contracts by other payors. We believe the clinical utility and actionability of our tests, combined with our experience and knowledge of the complex coverage and reimbursement landscape in the United States, will enable us to expand coverage and reimbursement among the commercial payor market. We continue to build upon our successful strategy, supported by governmental and commercial coverage policies, as a foundation to secure additional contracts from major payors.

Market Opportunity

Prostate cancer is the most diagnosed cancer and the second leading cause of cancer death in men. According to the NIH National Cancer Institute, in 2025, an estimated 313,780 men were expected to be diagnosed with prostate cancer in the United States, with an estimated 35,770 dying from the disease.

There are currently significant challenges with diagnosing and treating prostate cancer in the United States. Approximately 25 million PSA tests are performed each year, and over 15% of those reveal elevated levels of PSA. Current clinical guidelines suggest that men with an elevated PSA should be considered for a prostate biopsy; however, approximately 50-60% of biopsies do not reveal any cancer, and as many as a third are false negatives, providing limited comfort to patients and their physicians that cancer was not missed. For those men whose biopsies reveal cancer, the majority will harbor indolent cancer, but traditional methods are unable to accurately identify which of these men might safely avoid invasive and costly interventions. In addition, for patients diagnosed with localized prostate cancer who are on Active Surveillance, management of their disease relies on the measurement of PSA levels, DRE results, and surveillance biopsies, which can be unreliable and lead to overdiagnosis and overtreatment.

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

Exo mdx for Prostate Cancer Urine Test

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

Exo mdx is a non-invasive exosome based urine test (no DRE required) that measures the expression of three genes (PCA3, ERG and SPDE). The test provides a personalized risk score that helps the physician determine whether the patient may benefit from a biopsy and early prostate cancer detection or whether the patient can avoid a biopsy and return to routine screening.

Men identified by the test as having a high likelihood of clinically significant cancer can, upon biopsy, be diagnosed and treated sooner, while men identified as having very low risk may avoid biopsy.

The following chart depicts the functioning of the Exo mdx test:

Guidelines Inclusion

Exo mdx has been included in the NCCN Prostate Cancer Early Detection guidelines since 2019 and in the AUA/SUO early detection of prostate cancer guidelines since 2023.

Clinical Validation Studies

The use of Exo mdx as a predictive test to identify men at low risk for aggressive prostate cancer has been well validated in both scientific and clinical studies.

Results from the clinical validation study for Exo mdx confirmed its superior performance compared to other commonly risk calculators and standard clinical data. The test’s NPV of 91% in the validation study means that if the test identifies a very low risk, the physician and patient can be 91% sure that a subsequent biopsy will not detect Gleason score ≥ 3+4 prostate cancer, information that may provide a level of confidence needed to avoid a biopsy. The test has a very high predictive accuracy (AUC 0.70) for high-grade prostate cancer, which is better than the Prostate Cancer Prevention Trial Risk Calculator (“PCPTRC”) version 2 and European Randomized Study of Screening for Prostate Cancer Risk Calculator (ERSPC-RC).

There are 11 published studies assessing the Exo mdx test and which together demonstrate its analytical validity, clinical validity, clinical utility and positive health economic outcomes. These studies, all of which have been published in peer-reviewed publications, evaluated more than 4,500 patients in the aggregate.

The following is a summary that highlights key findings from some of these studies.

●	Clinical validity. The McKiernan et al. 2016 study demonstrated that the Exo mdx test outperformed PSA testing as well as established clinical risk calculators (combination of standard clinical risk factors — including PSA level, age, race, and family history of prostate cancer — in predicting clinically significant prostate cancer (Gleason Score ≥7). The Exo mdx test achieved an AUC of 0.71, meaningfully surpassing PSA alone (AUC 0.55) and the Prostate Cancer Prevention Trial Risk Calculator, which incorporates multiple clinical variables (AUC 0.62–0.63). All differences were statistically significant.

In a validation cohort of 519 men, the test’s performance at the established 15.6 cut point was clinically actionable:

●	91% Negative Predictive Value (NPV) for Gleason Score ≥7 (3+4), and 97% NPV for higher-grade disease (4+3).

●	92% sensitivity in detecting clinically significant cancer.

●	27% of men scored below the threshold — representing patients who could potentially have avoided an unnecessary biopsy.

●	Clinical utility. The Tutrone et al (2020) study evaluated the Exo mdx test in a prospective, randomized, blinded clinical utility trial. The trial enrolled 1,094 patients across 24 urology practices, involving 72 urologists. All samples had Exo mdx testing performed, but the control arm did not receive the test results. Physicians and patients in the control arm made biopsy decisions based solely on each physician’s standard of care. This could include any or all clinical factors (PSA, age, race, ethnicity, family history, and digital rectal exam, as well as %free PSA, PSAD, other biomarkers tests, etc,) while the Exo mdx arm incorporated test results into clinical decision-making.

Key Findings: For patients enrolled in the study, the Exo mdx test meaningfully changed how and when prostate biopsies were performed:

●	Enhanced quality of care: more appropriate biopsy application or biopsy deferral based on personalized risk of CSPCa. 106 (23.1%) of men were recommended to defer Bx because of low-risk Exo mdx results (<15.6) (N=59).

●	~~I~~mproved patient compliance with physician management decisions. Exo low-risk men had 92% compliance to defer biopsy, while Exo high-risk men had a 72% compliance rate and 30% more HGPCa was detected.

●	Actionable clinical results: 30% more CSPCa detected compared to the control arm, and 68% of urologists reported that the Exo mdx result directly influenced their biopsy decision.

Sustained Impact Over 2.5 Years: A follow-up analysis examined how a single Exo mdx test result continued to influence clinical decisions over a 2.5-year period — particularly relevant given that patients with PSA levels of 2–10 ng/mL are typically monitored over time before repeat biopsy decisions are made. The findings demonstrated lasting clinical value:

●	The Exo mdx arm identified 21.8% more CSPCa across all subsequent biopsies (106 vs. 87 cases), resulting in a 32.4% relative reduction in missed cancers.

●	Low-risk Exo mdx patients waited significantly longer before biopsy (216 days on average), versus 68.7 days for high-risk Exo mdx patients and 79.4 days for low-risk control patients; reflecting appropriate, risk-stratified care.

●	Biopsy rates remained lower in the low-risk Exo mdx arm compared to the full follow-up period (44.6% vs. 59.6%).

●	Among African American patients specifically, 14% more CSPCa identified in the Exo mdx arm.

●	Health economic outcomes. An independent cost-effectiveness analysis by Sathianathen et al. evaluated leading biomarker tests used to guide biopsy decisions in men with elevated PSA. Mdxhealth had no financial or other involvement in the initiation or performance of this study. The Exo mdx Prostate test demonstrated a compelling health-economic profile relative to its competitors.

Key Findings.

●	Cost-effectiveness vs. 4Kscore: The Exo mdx test was found to be the superior option outright — delivering better outcomes at lower cost, the gold standard result in health-economic analysis.

●	Favorable comparison vs. Prostate Health Index (PHI): The Exo mdx test generated an Incremental Cost-Effectiveness Ratio (ICER) of $13,721 to $57,550 compared to PHI — falling within or below the widely accepted cost-effectiveness threshold of $50,000–$100,000 established by the Institute for Clinical and Economic Review (ICER)

●	Highest payer value below $90,328: A sensitivity analysis confirmed that the Exo mdx test delivers the greatest economic value to payers when priced below $90,328 — providing a clear pricing framework for reimbursement discussions.

●	Strongest performer at standard WTP threshold: At the commonly used willingness-to-pay (WTP) threshold of $100,000, the Exo mdx test represented the highest-value strategy in 35.1% of modeled scenarios — more than any competing biomarker test.

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

The following is a summary that highlights key findings from some of these studies.

●	Analytical validity. A study published in 2012 illustrated the performance characteristics and robustness of the Confirm mdx multiplex DNA methylation assay, covering the analytical method including assay sensitivity, specificity, linearity, precision, repeatability and reproducibility using pre-specified acceptance criteria.

●	Clinical validity. The clinical validity of the Confirm mdx test has been demonstrated in two large, blinded clinical validation studies published in 2013 and 2014, yielding a NPV of ~90% for all prostate cancer, which is significantly higher (p < 0.001) than that afforded by standard histopathology review, as well as a NPV of 96% for CSPCa. Further, when compared to all pertinent risk factors for prostate cancer detection (patient’s age, serum PSA level, DRE, histopathological findings on the previous cancer-negative biopsy and the epigenetic assay), Confirm mdx was shown to be the most significant, independent predictor for prostate cancer in a repeat biopsy with an odds ratio of 3.24 (and a p-value < 0.001). An additional clinical validity study published in 2017 demonstrated that the Confirm mdx test improved the identification of African American men at risk for aggressive cancer missed by a prostate biopsy, with accuracy equivalent to prior studies in predominantly Caucasian populations.

●	Clinical utility. A 2014 study reported on the real-world use of the Confirm mdx assay, demonstrating that the test impacts physician behavior. A very low rate of repeat biopsies (4.4%) was observed in the Confirm mdx negative men, as compared to the expected 43% rate of repeat biopsy reported in a large population-based randomized trial sponsored by the National Cancer Institute.

●	Health economic outcomes. In a study published in 2013, a budget impact model developed to evaluate the effect of the Confirm mdx assay on healthcare spending demonstrated significant potential healthcare savings associated with the reduction of repeat biopsies and complications avoided. Under the study’s model, utilization of Confirm mdx would bring approximately $500,000 in annual savings per 1 million covered patients.

GPS mdx Tissue Test

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

The tissue-based GPS mdx test assesses 17 genes in total — 12 cancer-related genes representing 4 important biologic pathways (androgen signaling, cellular organization, stromal response, and proliferation) together with 5 references genes (to control for RNA quantity and quality). The test uses reverse transcription polymerase chain reaction (“RT-PCR”) to measure gene expression in very small amounts of prostate tumor tissue (requiring as little as 5 ng of RNA). Genetic expression of the 12 cancer-related genes, normalized by the 5 reference genes, is used in an algorithm to generate a GPS mdx result that ranges from 0 to 100, with higher scores associated with more aggressive disease. The GPS mdx test, in conjunction with clinical risk factors, is predictive of a finding of adverse pathology (“AP”) upon a radical prostatectomy (“RP”) and clinical recurrence following RP, and consequently provides clinicians and patients with information about the likely aggressiveness of their cancer to help guide initial treatment decisions.

For patients with NCCN very low- to favorable intermediate- prostate cancer, the GPS mdx test provides information on the risk of AP to help physicians guide personalized treatment for patients at the initial decision point. For the unfavorable intermediate- and high-risk groups, the GPS mdx test helps inform decisions on the intensity of definitive treatment. The patient results report gives the risk of a patient developing metastasis within 10 years, risk of PCD (death from prostate cancer) within 10 years, and risk of tumor aggressiveness based on AP result outlining the clinical characteristics of each NCCN risk group.

The GPS mdx test is intended for men with clinically localized prostate cancer who have undergone biopsy within 3 years and have not yet started treatment. Patients with any NCCN risk category between very low- and high-risk are eligible for GPS mdx testing.

Guidelines Inclusion

GPS mdx was first included in the NCCN Prostate Cancer guidelines in 2019. In its most recent guideline update, the NCCN Prostate Cancer panel implemented new evidentiary criteria for molecular biomarkers, altering the layout and level of detail presented for certain biomarker tests referenced in the guidelines. In the recent NCCN guidelines update, the overview of our GPS mdx test has been moved from a tabular description into a more abbreviated narrative section of the guidelines that identifies advanced tools recommended for use when they have the potential ability to change patient management.

Clinical Validation Studies

The use of GPS mdx as a predictive test to identify men at low risk for aggressive prostate cancer has been well validated in both scientific and clinical studies.

The following is a summary that highlights key findings from clinical studies regarding the GPS mdx test.

●	Clinical validity. In a prospective and retrospective study on 402 patients published in 2015, the GPS mdx test demonstrated its ability to discriminate prostate cancer aggressiveness in biopsy tissue despite tumor heterogeneity and multifocality. Further, the test demonstrated its ability to improve prediction of adverse pathology.

●	Clinical utility. Numerous clinical studies have shown the impact of GPS mdx on treatment recommendations and have demonstrated that generally, use of GPS mdx increases the proportion of men for whom AS is recommended, when the background AS rates are similar to the national average for these risk groups.

o	In a prospective decision impact study by Badani et al. (2015) of 158 patients with NCCN very low-, low- and low intermediate-risk disease, the GPS mdx test resulted in a 26% change in recommended treatment modality or intensity and patients who received GPS mdx testing had a 24% relative increase in AS recommendations.

o	In a chart review study by Dall’Era et al. (2015) of 211 patients with NCCN very low- or low risk-disease, biological risk predicted by GPS mdx differed from NCCN clinical risk alone in 62 men (39%). AS use increased by 24% in patients who received the GPS mdx test versus patients who did not receive the GPS mdx test.

o	In a study by Eure et al. (2017) of 297 patients, 23% of patients’ risk was restratified. In the NCCN low-risk group, the change in the management plan between AS and immediate treatment was 28%; 51% of the men who were initially recommended immediate treatment pre-GPS mdx testing switched to AS post-GPS mdx testing, while 14% of those initially recommended AS switched to immediate treatment post-GPS mdx testing. Among the men who elected AS, their one-year AS persistence rates remained high at 89%. A fourth study by Lynch et al. (2017) demonstrated utility in a US Department of Veterans Affairs population, an equal-access healthcare system with high baseline AS rates without testing. The study compared management patterns for men with NCCN very low-, low-, and intermediate-risk PCa with and without molecular profiling. Overall, use of AS was 12% higher (absolute; relative increase 19%) in GPS mdx-tested versus untested men, with the biggest increases observed in low-risk patients (90% versus 72% for tested versus untested, respectively) and patients under the age of 60 (75% versus 42% for tested versus untested, respectively).

●	Health economic outcomes. A 2016 publication in Reviews in Urology presented a comprehensive economic analysis of the GPS mdx test in low-risk prostate cancer patients. Results showed that use of the GPS mdx test results in a net savings of $2,286 USD per patient — including the cost of the test — by decreasing unnecessary immediate invasive treatments. The study demonstrated that incorporation of the GPS mdx test as part of the treatment decision algorithm for patients with NCCN very low- and low-risk disease (64% of the study population) led to a 21% net increase in the use of AS. Of these, treatment patterns and cost for 80 men tested with GPS mdx were compared to 100 patients in the same practice without genomic testing. Based on a real-world practice setting in the U.S. Northeast with a contemporary patient population and using current treatment cost averages, these results demonstrated that the use of the GPS mdx test represented a reduction in cost of unnecessary intermediate interventions by more than 50% over a 6-month period. Additional savings could also be expected by removing the cost of management of associated side effects of treatment such as impotence and incontinence.

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

Laboratory Operations

We currently process tests at our 49,000 square foot, CAP-accredited, CLIA-certified, and NYSDOH-approved molecular laboratory and office facility located at our U.S. headquarters in Irvine, California; through our 8,000 square foot, CAP-accredited, CLIA-certified laboratory facility in Plano, Texas; and through our 23,600 square foot, CAP-accredited, CLIA-certified laboratory facility in Waltham, Massachusetts. Our current clinical reference laboratory has excess processing expansion capacity with incremental increases in laboratory personnel and equipment, including expansion capacity for laboratory facilities. We believe that we currently have sufficient capacity to process all of our tests. We may require additional facilities in the future as we expand our business and believe that additional space, when needed, will be available on commercially reasonable terms.

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

In 2014 and 2015, respectively, our Confirm mdx test and our GPS mdx test received positive Medicare LCDs under the MolDX Program, which provide coverage and reimbursement for Medicare beneficiaries throughout the United States. Our Exo mdx Prostate Test is currently being reimbursed for Medicare beneficiaries throughout the United States through NGS, the MAC covering tests that are offered in Massachusetts. Our Resolve mdx UTI test is currently being reimbursed for Medicare beneficiaries throughout the United States through Novitas, the MAC covering tests that are offered in Texas.

We believe the clinical utility and actionability of our tests, combined with our experience and knowledge of the complex coverage and reimbursement landscape in the United States will enable us to expand coverage and reimbursement of our tests among the commercial payor market. We continue to build upon our successful strategy, using our evidence of Medicare reimbursement and existing commercial payor contracts as a foundation to secure additional contracts from major payors.

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

In regard to our newly acquired Exo mdx test, several directly competitive products are currently commercially available. In 2014, OPKO Health, a NYSE listed company, launched the 4Kscore test, a blood based 4-plex test which combines the results of the blood test with clinical information in an algorithm that calculates a patient’s percent risk for aggressive prostate cancer prior to an initial or repeat biopsy (no previous diagnosis of prostate cancer). The 4Kscore test received marketing approval from the FDA in December 2021. In March 2025, Labcorp, one of the largest clinical reference laboratories in the world, announced its acquisition of OPKO’s oncology and oncology-related clinical testing services, inclusive of the 4Kscore test. The 4Kscore test competes directly with Exo mdx. In 2023, Lynx Dx launched the MyProstateScore 2.0 (MPS2), a urine-based test initially developed by Michigan Medicine, is a non-invasive test that analyzes 18 urine biomarkers to assess the risk of clinically significant prostate cancer. The MPS2 test competes directly with Exo mdx. In addition to the MPS2 and the 4Kscore tests, the Prostate Health Index test (“phi score”) offered by Beckman Coulter, competes directly with the Exo mdx test. Each of Labcorp and Beckman Coulter have greater resources and significantly larger sales and marketing teams than mdxhealth. As a result of these significantly greater resources, these competitors are able to make larger investments into the tests they produce and the sales and marketing of these tests, which may cause us to lose market share.

Regarding our GPS mdx test, acquired in August 2022 from Exact Sciences, several directly competitive products are currently commercially available. Myriad Genetics offers the Prolaris test, a tissue-based genetic test to help identify those men who need treatment versus those who can choose active surveillance. Additionally, Veracyte offers the Decipher test, a tissue-based genetic test to help identify those men who need treatment versus those who can choose active surveillance. In addition to directly competitive genomic tests, traditional methods used by pathologists and clinicians to estimate risk for disease progression also pose competitive threats. Companies combining these traditional methods with artificial intelligence could potentially emerge as competitors, though most of these technologies are currently in the research stage.

In regard to our Confirm mdx test, several competitive products are currently commercially available. The 4Kscore test, offered by Labcorp, and the MPS2 test offered by Lynx Dx, each competes with the Confirm mdx test. Offered at a lower price point, the 4Kscore test offers a competitive price advantage over the Confirm mdx test. In addition, both the 4Kscore test and the PCA-3 test from Hologic, a urine-based test, are on the U.S. market as FDA-approved tests, which may be perceived as providing a competitive advantage since the Confirm mdx for Prostate Cancer test is not FDA approved. The PCA-3 test is intended for the same patient population as Confirm mdx for Prostate Cancer, but its performance has only been established in men who were already recommended by urologists for repeat biopsy.

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

In addition to competitive products, the Confirm mdx, Exo mdx and GPS mdx tests also face competition from mpMRI, a clinical diagnostic imaging procedure available to and used by physicians for many years, which focuses on visual tissue analysis. The mpMRI procedure can visually reveal potential locations of abnormal and potentially cancerous prostate tissue characteristics that distinguish tumors from healthy tissue. The visual aspect of diagnostic imaging may feel more accessible and be considered preferable by some physicians over molecular analysis, and there likely is an economic incentive for some physicians to earn a professional fee from the performance of mpMRI procedures. It may be difficult to change the methods or behavior of physicians to incorporate our testing solutions into their practices in conjunction with, or instead of, mpMRI clinical diagnostic imaging procedures. In addition, companies developing or offering capital equipment or point-of-care kits to physicians represent another source of potential competition. These devices are used directly by the physicians or their institutions, which can facilitate adoption.

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

Our intellectual property portfolio is managed by an in-house intellectual property team, which works in close collaboration with qualified external patent attorneys both in Europe and the United States. As of March 11, 2026, we owned or had exclusive rights to more than 18 patent families related to our molecular technology and cancer-specific biomarkers. Specifically, there are 161 granted or pending patent applications in this group comprised of 19 issued or allowed U.S. patents, 6 pending U.S. provisional or non-provisional applications, and 132 granted or allowed patents in jurisdictions outside the United States, including Japan, Canada, Israel and the major European countries. Our issued U.S. patents expire at various times between 2029 and 2042. Of these issued patents, 9 cover intellectual property used in our Select mdx test, the last of which expires in 2036, 42 cover intellectual property used in our GPS mdx test, the last of which expires in 2038, and 45 cover intellectual property used in our Exosome test, the last of which expires in 2042. When these patents expire other companies will no longer be prohibited from incorporating the subject intellectual property into competing tests they may seek to develop. Nevertheless, given the significant unpatented proprietary and confidential intellectual property that we have developed and that is used in our tests, together with the clinical performance characteristics reported in published clinical studies that are specific to these branded tests, we believe there will be significant barriers to any competitors’ ability to use such previously patent-protected intellectual property to develop competitive tests.

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

In May 2024, the FDA issued a final rule (the “LDT Rule”), which amended the FDA’s regulations to make explicit that LDTs are devices under the FDCA and set forth a process for enhanced regulation of LDTs.

On March 31, 2025, the U.S. District Court in the Eastern District of Texas vacated the LDT Rule, holding that LDTs are “services” and therefore not subject to FDA regulation as “devices” under the FDCA. The FDA did not appeal the District Court decision and withdrew the LDT Rule on September 19, 2025, reverting to the Agency’s historical enforcement discretion position.

In the future, the FDA may change its position with respect to its regulation of the LDTs we offer or may seek to offer in the future. This may include eliminating any pathway for LDTs to be submitted for FDA clearance or approval or by defining different requirements that the FDA views to be in line with the District Court decision, causing us to incur substantial costs and time delays associated with meeting new requirements for pre-market clearance or approval, or causing us to experience decreased demand for or reimbursement for our tests due to an inability to secure FDA clearance or approval. Congress may also enact new legislation to regulate laboratory services and the impact of any such legislation is uncertain.

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

C. Organizational Structure

MDxHealth SA is a company with limited liability (naamloze vennootschap/société anonyme) incorporated and operating under the laws of Belgium.

The following chart shows our organizational structure as of December 31, 2025:

Subsidiary Name	Jurisdiction of Organization	Ownership & Voting Interest Held by MDxHealth SA
MDxHealth, Inc.	Delaware	100% (held directly)
MDxHealth BV	The Netherlands	100% (held directly)
MDxHealth Servicelab BV	The Netherlands	100% (held through MDxHealth BV)
MDxHealth Research BV	The Netherlands	100% (held through MDxHealth BV)
Delta Laboratories LLC	Texas	100% (held through MDxHealth, Inc.)
Exosome Diagnostics, Inc.	Delaware	100% (held through MDxHealth, Inc.)

D. Property, Plant and Equipment

We process our tests, and conduct research and development, at our 49,000 square foot U.S. headquarters and laboratory facility in Irvine, California pursuant to a lease that is currently scheduled to expire in October 2031. This laboratory facility is certified pursuant to CLIA and accredited by CAP. We also maintain an 8,000 square foot laboratory facility in Plano, Texas pursuant to a lease currently scheduled to expire in August 2027. This laboratory facility is certified pursuant to CLIA. We also maintain a 23,600 square foot laboratory facility in Waltham, Massachusetts pursuant to a lease currently scheduled to expire in October 2031. This laboratory facility is certified pursuant to CLIA.

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

Overview

We are a commercial-stage precision diagnostics company committed to providing non-invasive, clinically actionable and cost-effective urologic solutions to improve patient care. Our novel genomic testing solutions combine advanced clinical modeling with genomic data to provide each patient with a personalized risk profile, which provides more accurate and actionable information than traditional clinical risk factors used by clinicians. Our Exo mdx and Confirm mdx tests address men at risk for undetected prostate cancer, providing physicians with a clear clinical pathway to accurately identify clinically significant prostate cancer while reducing the use of invasive procedures that are prone to complications. Our GPS mdx test addresses men newly diagnosed with localized prostate cancer, providing physicians with a clear clinical pathway to make the most informed treatment decision for their individual disease. Our Resolve mdx test provides patients with recurrent, persistent and complicated UTIs with a test that is able to quickly deliver patient-specific antimicrobial treatment options for fast resolution and improved patient outcomes. Our team’s collective decades of experience in precision diagnostics and our portfolio of novel biomarkers for diagnostic, prognostic and predictive molecular assays supports our active pipeline of new testing solutions for urologic diseases.

We have experienced net losses and significant cash used in operating activities since inception in 2003. To date, our primary sources of capital have been public offerings of our ordinary shares and private placements, debt financing agreements, and revenue from the sale of our products. As of December 31, 2025, we had cash and cash equivalents of $29.0 million, long-term loans and borrowings of $76.2 million and an accumulated deficit of $403.0 million. During the years ended December 31, 2025, 2024, and 2023, we generated revenue of $107.9 million, $90.0 million, and $70.2 million, respectively, with a net loss of $33.5 million, $38.1 million, and $43.1 million, respectively.

In September 2024, the Company raised $40 million in gross proceeds by means of a public offering of 20,000,000 shares at an issue price of $2.00 per share through a public offering. In October 2024, the Company received additional gross proceeds of $4.4 million from the underwriters’ exercise of their overallotment option. In April 2024, the Company entered into a sales agreement with TD Securities (USA) LLC (“TD Cowen”) relating to the sale of the Company’s ordinary shares, from time to time, up to an aggregate offering price of $50,000,000 through TD Cowen. In February 2023, the Company raised $40 million in gross proceeds by means of a public offering of 10,000,000 shares at an issue price of $4.00 per share through a public offering. In March 2023, the Company received additional gross proceeds of $3.0 million from the underwriters’ exercise of their overallotment option.

Management expects the Company to continue to incur net losses and have significant cash outflows for at least the next twelve months. While these conditions, among others, raise doubt about our ability to continue as a going concern, these consolidated financial statements have been prepared assuming that the Company will continue as a going concern. This basis of accounting contemplates the recovery of our assets and the satisfaction of liabilities in the normal course of business. A successful transition to attaining profitable operations is dependent upon achieving a level of positive cash flows adequate to support the Company’s cost structure.

Acquisition of ExoSome Diagnostics from Bio-Techne Corporation

On August 5, 2025, mdxhealth signed a definitive agreement to acquire Exosome Diagnostics, Inc. from Bio-Techne, including the Exo mdx test, CLIA-certified clinical laboratory and related assets. Under the terms of the agreement we agreed to pay Bio-Techne total consideration of up to $15 million, with approximately $5 million in stock paid at closing and $2.5 million to be paid annually over the following 4 years with 50% in cash and 50% in cash or stock at mdxhealth’s discretion.

Acquisition of Genomic Prostate Score® (GPS mdx) test (formerly Oncotype DX GPS) from Exact Sciences

In August 2022, we entered into an agreement with Genomic Health, Inc., a subsidiary of Exact Sciences, to acquire the GPS mdx test from Exact Sciences. We acquired GPS mdx in order to expand our menu of tests targeted into urology and prostate cancer and in order to position the Company as one of the leaders in the urology and prostate cancer space with one of the most comprehensive menus of precision diagnostics.

Under the terms of the agreement, we acquired the GPS prostate cancer business of Exact Sciences (“GPS”) for an aggregate purchase price of up to $100 million, of which an amount of $25 million was paid in cash and an amount of $5 million was settled through the delivery of 691,171 shares of the Company, at a price of $7.23 per share. Following the closing, which took place on August 2, 2022, an additional aggregate earnout amount of up to $70 million was to be paid by us to Exact Sciences over a three year period, commencing in 2024, in tranches equal to a portion of the annual revenues attributable to the GPS mdx prostate cancer business for the preceding fiscal year; provided, in each instance, that such revenues exceed certain minimum revenue milestones for such fiscal year.

On August 23, 2023, we entered into an amendment to the asset purchase agreement with Exact Sciences, deferring the Company’s initial earnout payment by 3 years, from 2024 to 2027, in consideration for an amendment fee of $250,000 in cash and 250,000 of the Company’s shares, a 5-year subscription right (warrant) to acquire up to 1,000,000 of the Company’s shares at an exercise price of $5.265 per share, and an increase in the potential aggregate earnout amount from $70 million to $82.5 million (the “Exact Sciences Warrants”). Under the terms of the amended asset purchase agreement, we agreed to make earnout payments to Exact Sciences in each of fiscal years 2025, 2026 and 2027, based upon certain revenues related to fiscal years 2024, 2025 and 2023, respectively. At our option, the earnout amounts can be settled in cash or through the issuance of additional shares of the Company (valued in function of a volume weighted average trading price of the Company’s shares at the end of the relevant earnout period) to Exact Sciences, provided that any such share issuance does not cause the aggregate number of shares held by Exact Sciences to exceed more than 7.5% of our outstanding shares. On January 9, 2026, we entered into an amendment to the asset purchase agreement with Exact Sciences to defer and extend the earnout obligation related to the GPS mdx acquisition in 2022. Per the terms of the amendment, the remaining earnout payments owed to Exact Sciences will be paid as follows: $15.0 million in 2026, $18.0 million in 2027, and $21.5 million in 2028. In consideration, we agreed to issue to Exact Sciences warrants exercisable into 3,000,000 ordinary shares at an exercise price of $5.265 per warrant, subject to applicable corporate approvals. The Exact Sciences Warrants are subscription rights within the meaning of articles 7:67 et seq. of the Belgian Companies and Associations Code.

OrbiMed Credit Facility

On May 1, 2024, we entered into a $100 million Credit Agreement (the “Credit Agreement”) with certain funds managed by OrbiMed Advisors LLC (“OrbiMed”). We and OrbiMed entered into amendments to the Credit Agreement in July and August 2024, pursuant to which certain financial covenants were amended and certain amendment fees became payable. The Credit Agreement provides for a five-year senior secured credit facility in an aggregate principal amount of up to $100 million (the “Loan Facility”), of which (i) $55 million was advanced on May 1, 2024, (ii) $25 million was advanced on March 10, 2025, and (iii) $20 million was advanced on March 30, 2026. All obligations under the Credit Agreement are secured by substantially all of our assets, including our intellectual property rights.

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

Financial Operations Overview

Revenues and Other Income

Revenues

Substantially all assets and revenue are located in the United States. We recognize revenue from the sale of our tests performed for customers, including patients and institutions, at the time test results are reported to physicians and billed to the appropriate party. Most tests requested by customers are sold without a written agreement; however, we determine that an implied contract exists with our customers for whom a physician will order the test. We identify each sale of our test to a customer as a single performance obligation. A stated contract price does not exist and the transaction price for each implied contract with our customer represents variable consideration. We estimate the variable consideration under the portfolio approach and consider the historical reimbursement data from third-party commercial and governmental payers and patients, as well as known or anticipated reimbursement trends not reflected in the historical data.

We monitor the estimated amount to be collected in the portfolio at each reporting period based on actual cash collections in order to assess whether a revision to the estimate is required. Both the estimate and any subsequent revision contain uncertainty and require the use of significant judgment in the estimation of the variable consideration and application of the constraint for such variable consideration. We analyze actual cash collections over the expected reimbursement period and compare it with the estimated variable consideration for each portfolio and any difference is recognized as an adjustment to estimated revenue after the expected reimbursement period, subject to assessment of the risk of future revenue reversal.

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

Amortization of Intangible Assets

Amortization of intangible assets primarily relates to the acquired intellectual property, brand, and customer relationships of the Exo mdx and GPS mdx business combinations.

Other Operating (Expense) Income, net

Other operating (expense) income, net is comprised of fair-value adjustment of our loan facility, revaluation of the contingent consideration related to the acquisition of Exo mdx, GPS mdx, and NovioGendix, and grant income. We do not expect the revaluation of the contingent consideration to be a significant source of income or expense going forward.

Financial Income/Expenses

Financial income/expense is comprised of fair-value adjustments related to the contingent consideration payable in connection with the ExoDx, GPS and NovioGendix acquisitions, the Innovatus derivative instrument, Exact Sciences’ 5-year warrant, our right to pay certain portions of the ExoDx and GPS earnout in shares, and our prepayment right on the OrbiMed loan. In addition, financial expense also includes interest income/expense, debt extinguishment expenses, as well as foreign exchange gain/loss and other financial gain/loss. Interest income consists primarily of interest earned on our deposits. Our interest expense is primarily related to our current $100 million long-term debt facility with OrbiMed, which replaced our previous $35 million long-term debt facility with Innovatus Capital Partners in May 2024.

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

A. Operating results

Comparison of the years ended as of December 31, 2025 and 2024

Our results of operations for the years ended as of December 31, 2025 and 2024 are summarized in the tables below:

	Year Ended December 31,		Year-Over-Year Change
Thousands of $ (except per share amounts)	2025	2024	$	%
Revenues	107,875	90,049	17,826	20%
Cost of sales (exclusive of amortization of intangible assets)	(38,242)	(34,908)	(3,334)	10
Gross Profit	69,633	55,141	14,492	26
Research and development expenses	(10,350)	(10,552)	202	(2)
Selling and marketing expenses	(42,564)	(40,981)	(1,583)	4
General and administrative expenses	(26,928)	(22,801)	(4,127)	18
Amortization of intangible assets	(5,192)	(4,905)	(287)	6
Other operating income (expense), net	993	(624)	1,617	n/a
Operating loss	(14,408)	(24,722)	10,314	(42)
Financial income	2,062	2,357	(295)	(13)
Financial expenses	(23,030)	(15,322)	(7,708)	50
Loss before income tax	(35,376)	(37,687)	2,311	(6)
Income tax benefit (expense)	1,857	(382)	2,239	n/a
Loss for the year	(33,519)	(38,069)	4,550	(12)

Loss per share attributable to owners of the parent
Basic and Diluted, $	(0.67)	(1.16)		(42)

Revenue

Revenue increased $17.8 million, or 20% for the year ended December 31, 2025, compared to the year ended December 31, 2024, primarily due to increased volumes as well as from the acquisition of ExoDx in September 2025. Tissue-based tests, being Confirm and GPS mdx, comprised 76% of the total revenues for 2025.

Cost of Sales

Cost of sales increased $3.3 million, or 10% for the year ended December 31, 2025 compared to the year ended December 31, 2024. Gross margins were 64.5% compared to 61.2% for the prior year, an increase of 3.3 percentage points, primarily attributed to economies of scale driven by improved fixed cost absorption.

Amortization of intangible assets are excluded from cost of sales and are presented separately in the statement of profit and loss.

Research and Development Expenses

Research and development expenses decreased $0.2 million, or 2% for the year ended December 31, 2025, compared to the year ended December 31, 2024.

Selling and Marketing Expenses

Selling and marketing expenses increased $1.6 million, or 4%, for the year ended December 31, 2025, compared to the year ended December 31, 2024, primarily due to the additional headcount associated with the Exo mdx acquisition.

General and Administrative Expenses

General and administrative expense increased $4.1 million, or 18% for the year ended December 31, 2025, compared to the year ended December 31, 2024, primarily related to headcount and transaction expenses associated with the Exo mdx acquisition.

Amortization of Intangible Assets

Amortization of intangible assets primarily relates to the acquired intellectual property, brand, and customer relationships of the GPS mdx business combination and was comprised of:

Thousands of $ For the years ended December 31	2025	2024
Research and development	3,819	3,203
Selling and marketing	1,351	1,680
General and administrative	22	22
Total amortization of intangible assets	5,192	4,905

Other Operating (Expense) Income, net

Other operating (expense) income, net, increased by $1.6 million for the year ended December 31, 2025, compared to the year ended December 31, 2024, primarily due changes in fair value relating to the GPS contingent liability of $1.0 million and the Noviogendix contingent liability of $0.7 million.

Financial Income/Expense

Financial income decreased $0.3 million, or 13% for the year ended December 31, 2025, compared to the year ended December 31, 2024, primarily due to a reduction in the fair value the Exact Sciences’ 5-year warrants, partially offset by an increase in interest income.

Financial expenses increased by $7.7 million, or 50% for the year ended December 31, 2025, compared to the year ended December 31, 2024, primarily due to an increase in the fair-value adjustment for the GPS mdx contingent consideration of $6.1 million as well as an increase in interest expense of $3.6 million, partially offset by a decrease in loan extinguishment costs of $3.1 million.

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

Revenue

Revenue increased $19.9 million, or 28% for the year ended December 31, 2024, compared to the year ended December 31, 2023, primarily due to an increase in our tissue-based test volumes. Tissue-based tests, being Confirm and GPS mdx, comprised 80% of the total revenues for 2024.

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

Amortization of Intangible Assets

Amortization of intangible assets primarily relates to the acquired intellectual property, brand, and customer relationships of the GPS mdx business combination and was comprised of::

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

Other Operating (Expense) Income, net

Other operating (expense) income, net, decreased by $0.2 million, or 35% for the year ended December 31, 2024, compared to the year ended December 31, 2023, primarily due a negative fair value adjustment related to the GPS mdx contingent consideration.

Financial Income/Expense

Financial income decreased $0.2 million, or 8% for the year ended December 31, 2024, compared to the year ended December 31, 2023, primarily due to a reduction in the fair value of our option to pay the GPS mdx earnout in shares of the company and Innovatus derivative instrument, partially offset by an increase in the fair value of the Exact Sciences’ 5-year warrant.

Financial expenses decreased by $3.0 million, or 16% for the year ended December 31, 2024, compared to the year ended December 31, 2023, primarily due to decreases in the fair-value adjustment for the GPS mdx contingent consideration of $5.1 million, decreases in interest charges for our Innovatus debt facility of $3.5 million, and a decrease in the fair value of Exact Sciences’ 5-year warrant of $2.2 million, partially offset by increases in interest charges for our OrbiMed debt facility of $5.5 million and Innovatus loan extinguishment costs of $3.1 million.

B. Liquidity and Capital Resources

We have incurred net losses in each quarter since our inception. For the years ended December 31, 2025, 2024, and 2023, we incurred net losses of $33.5 million, $38.1 million, and $43.1 million, respectively. We expect to continue to incur significant expenses for the foreseeable future and to incur operating losses in the near term while we make investments to support our anticipated growth.

As of December 31, 2025, we have been financed primarily through net proceeds of approximately $425 million from the sale of our equity securities and long-term debt facilities. Our primary source of cash from operations is cash receipts on accounts receivable from our revenue. As of December 31, 2025, we had cash and cash equivalents of $29.0 million and an accumulated deficit of $403.0 million.

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

In April 2024, the Company entered into a sales agreement with TD Cowen relating to the sale of the Company’s ordinary shares, from time to time, up to an aggregate offering price of $50,000,000 through TD Cowen.

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

On May 1, 2024, we entered into a $100 million Credit Agreement (the “Credit Agreement”) with certain funds managed by OrbiMed Advisors LLC (“OrbiMed”), which replaced our previous debt facility with Innovatus. The Credit Agreement provides for a five-year senior secured credit facility in an aggregate principal amount of up to $100 million (the “Loan Facility”), of which (i) $55 million was advanced on May 1, 2024, (ii) $25 million was advanced on March 10, 2025, and (iii) $20 million was advanced on March 30, 2026. All obligations under the credit agreement are secured by substantially all of the Company’s assets, including intellectual property rights.

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

In April 2020, the Company, through our U.S. subsidiary, MDxHealth Inc., entered into a PPP loan with the SBA in the amount of $2,316,000 as part of the CARES Act. The loan had a term of five years and carried an interest rate of 1.0% per year. As of December 31, 2025, the PPP loan had been fully paid off.

Funding Requirements

As of December 31, 2025, we had cash and cash equivalents of $29.0 million. Based on our current business plan, including the Company’s expected ability to access additional cash through debt, equity, or other means, we estimate that our current cash and cash equivalents and our anticipated cash flows generated from sales of our products, will be sufficient to meet our anticipated cash requirements over at least the next 12 months from the date of this annual report. This assessment is based on forecasts and projections within management’s most recent business plan as well as our expected ability to access additional cash through debt, equity or other means. To meet our long-term financial needs, we may consider raising additional capital to expand our business, to pursue strategic investments, to take advantage of financing opportunities or for other reasons. As a result of our expected revenue growth, we expect our accounts receivable and inventory balances to increase. Any increase in accounts receivable and inventory may not fully cover corresponding increases in accounts payable and accrued expenses, which could result in greater working capital requirements. We have based these estimates on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect.

Until such time, if ever, as we can generate revenue to support our cost structure, we expect to finance our operations through equity offerings or debt financings, or other capital resources, including potentially collaborations or licensing arrangements. We may not be able to obtain equity or debt financing on acceptable terms, or at all. To the extent we are able to complete the sale of equity and convertible debt securities, such transactions may result in dilution to our shareholders and the terms of these securities could provide for rights, preferences or privileges senior to those of our common stock. The terms of debt securities issued or borrowings pursuant to a credit agreement could impose significant restrictions on our operations. If we raise funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or products or grant licenses on terms that are not favorable to us.

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

Our operating results may fluctuate significantly from period to period, depending on the timing of our planned development activities, clinical studies, and the growth of our sales and marketing activities. We expect our expenses will increase substantially for the foreseeable future as we:

●	attract, hire and retain qualified personnel;

●	continue to develop additional solutions and generate any evidence required to support expanded reimbursement of our solutions;

●	expand our sales force and territories and increase our marketing activities to drive further awareness and adoption of our solutions;

●	protect and defend our intellectual property;

●	invest in processes, infrastructure to support the growth of our business; and

●	operate as a publicly listed company.

Cash Flows

The table below summarizes our cash flows information for the years ended December 31, 2025 and 2024.

	For the year ended December 31,
(in Thousands)	2025	2024
Net cash used in operations	$(2,189)	$(18,530)
Net cash used in investing activities	(18,558)	(1,636)
Net cash from financing activities	2,965	44,598
Effects of exchange rate changes	16	(14)
Change in cash and cash equivalents	$(17,766)	$24,418

Net cash used in operations was $2.2 million for year ended December 31, 2025, compared to $18.5 million for the year ended December 31, 2024. The decrease of cash used in operations of $16.3 million was primarily due to a lower operating loss of $10.3 million as well as a positive impact of receivables on working capital of $5.5 million.

Net cash used in investing activities for the year ended December 31, 2025, was $18.6 million compared to $1.6 million for the year ended December 31, 2024. The increase in net cash from investing activities primarily related to the earnout payment made to Exact Sciences of $28.0 million, of which $19.7 million was recorded under cash flows from investing activities.

Net cash from financing activities for year ended December 31, 2025, was $3.0 million compared to $44.6 million for the year ended December 31, 2024. Cash from financing activities for the year ended December 31, 2025, were primarily derived from net proceeds of $24.3 million from our OrbiMed debt facility, partially offset by interest payments of $9.3 million on our debt facility as well as the earnout payment to Exact Sciences, of which $8.3 million was recorded under cash flows from financing activities.

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

Contractual Obligations and Commitments

Our principal obligations consist of financial debt, earnout liabilities, lease liabilities, and trade and other payables. The following table sets out, as of December 31, 2025, our undiscounted contractual obligations and commitments due by period:

	Payments Due by Period
(in thousands)	Total	Less than 1 Year	1 – 2 Years	3 – 6 Years	More than 6 Years
Loans and borrowings	$80,000	$–	$–	$80,000	$–
Earnout liabilities	64,529	31,783	27,746	5,000	–
Lease liabilities	12,903	2,601	2,445	7,857	–
Total	$157,432	$34,384	$30,191	$92,857	$–

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

C. Research and development, patents and licenses

Our research and development teams utilize our deep expertise to contribute to the growth of our business. In the years ended December 31, 2025, 2024 and 2023, R&D expenses were $10.4 million, $10.6 million, and $6.4 million, respectively, on research and development. For a discussion of our research and development activities, see Item 4B. “Business Overview” and Item 5A. “Operating Results.”

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

Reimbursement for Genomic Testing from Third-Party Payors

Successful commercialization of our tests depends, in large part, on the availability of coverage and adequate reimbursement from government and private payors. Favorable third-party payor coverage and reimbursement are essential to meeting the Company’s immediate objectives and long-term commercial goals. In the United States, for new diagnostic solutions, each private and government payor decides whether to cover the test, the amount it will reimburse for a covered test, and any specific conditions for reimbursement. Providers may be unlikely to order a specific diagnostic test unless an applicable third-party payor offers meaningful reimbursement for the test. Therefore, adequate coverage and reimbursement is critical to the commercial success of a diagnostic product, and if the Company is unable to secure and maintain favorable coverage determinations and reimbursement levels, this will compromise its ability to earn revenues from its products.

Medicare

Reimbursement for diagnostic tests furnished to Medicare beneficiaries is typically based on a fee schedule set by CMS. As a Medicare-enrolled clinical services provider with our primary laboratory based in Irvine, California, the Company bills Noridian, and is subject to Noridian’s local coverage and reimbursement policies applicable to Medicare patients, for its Confirm mdx and GPS mdx tests which are offered from the California laboratory facility. Noridian participates in the MolDX program, which handles technical assessments for U.S. laboratories that perform molecular diagnostic testing in California. Our Confirm mdx test obtained a positive Medicare LCD under the MolDX program in 2014 and our GPS mdx test obtained a positive Medicare coverage LCD in 2015, each of which provides coverage for Medicare patients throughout the United States. As a Medicare-enrolled provider with a secondary laboratory based in Massachusetts, we bill NGS, the MAC covering Massachusetts, for tests that are offered by our Waltham, Massachusetts laboratory, including our recently acquired Exo mdx test, which obtained a positive Medicare coverage in 2018 and continues to be reimbursed under the NGS LCDs applicable to the Exo mdx test. As a Medicare-enrolled provider with a secondary laboratory based in Texas, we bill Novitas, the MAC covering Texas, for tests that are offered by our Texas laboratory, including our Resolve mdx test, claims for which tests are therefore subject to Novitas’ local coverage and reimbursement policies. Our Resolve mdx UTI test is currently reimbursed by Novitas and most private insurance payors, based on nationally recognized CPT codes.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Our Board of Directors

The following table sets forth certain information relating to our Board of Directors as of March 15, 2026.

Name	Age	Position(s)	Term
Koen Hoffman(1)	57	Independent Non-Executive Director (Chair of the Board)	Until 2026(2)
Michael K. McGarrity	63	Executive Director (Chief Executive Officer)	Until 2026(2)
Hilde Windels(3)	60	Independent Non-Executive Director	Until 2027
Michael Holder	63	Independent Non-Executive Director	Until 2027
Dr. Eric Bednarski	54	Independent Non-Executive Director	Until 2027
Donnie (Don) M. Hardison	75	Independent Non-Executive Director	Until 2027
Dr. Sanford J. Siegel, M.D.	75	Independent Non-Executive Director	Until 2026(2)

(1)	Acting through Ahok BV.

(2)	Director is up for reelection to a new mandate in May 2026 at our shareholder meeting.

(3)	Acting through Hilde Windels BV.

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

The following sets forth the biographical information of the members of our board of directors:

Koen Hoffman, Chairperson of our Board of Directors, obtained a Master in Applied Economics and an MBA at Vlerick Business School. Between 1992 and July 2016, he worked at KBC Group, where he started his career in the corporate finance department and later became the CEO of KBC Securities in October 2012. Since August 2016, he is the CEO of Value Square asset management. Mr. Hoffman serves also as board member at Fagron NV (Chair) and Banqup. In the past, Mr. Hoffman served as a board member of Greenyard.

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

Michael Holder, Independent Non-Executive Director of our Company, most recently served as CEO of Sensable Health, a Stead Impact Venture portfolio company leveraging AI with a focus on personalized health and biologics to improve metabolic health. Previously, Mr. Holder served as CFO of AVITA Medical Inc. (Nasdaq: RCEL, ASX: AVH), a regenerative medicine company, as CFO of ImmuneCyte Inc., a privately-held biopharmaceutical company, as CEO and Portfolio Manager of Carolina Longevity Institute, LLC, a biotech and medtech private investment company, as CEO and CFO of Organ Transport Systems Inc, a privately-held medical device company, as VP of Sales, Operations and Finance and CFO for Premier Sourcing Partners Inc., a wholly-owned subsidiary of Premier Inc., a privately-held medical and information technology product and services company, as CFO of Clarkston-Potomac Group, a privately-held ERP implementation and integration services company, and as CFO of Beacon Eye Institute Inc. Mr. Holder currently serves as a board director, audit committee chair, and compensation committee member of Cytek Biosciences Inc. (Nasdaq: CKTB), a flow cytometry and cell analysis solutions company. Mr. Holder has previously served as a board director of Keyron Limited, Carolina Longevity Institute, LLC, Limitless LLC, Organ Transport Systems, Inc., and Cyphre Inc., and Beacon Eye Institute Inc. Mr. Holder holds a B.S. in Business Administration from The Kenan-Flagler Business School at the University of North Carolina at Chapel Hill, and an M.B.A. with a major in Corporate Strategy and Finance from The Wharton School at the University of Pennsylvania. Mr. Holder previously obtained his certified public accountant license (currently inactive) and is a member of National Association of Corporate Directors.

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

Our Executive Management

The following table sets forth certain information relating to our executive management.

Name	Age	Position(s)
Michael K. McGarrity	63	Chief Executive Officer and Executive Director
John Bellano	57	Chief Commercial Officer
Ron Kalfus	51	Interim Chief Financial Officer
Joseph Sollee	61	Executive Vice President of Corporate Development and General Counsel

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

Ron Kalfus, our interim Chief Financial Officer, joined mdxhealth in July 2019. He has over 20 years of leadership experience in both public and private companies within diagnostics/biotech and other sectors, and brings extensive knowledge in financial operations and management. Mr. Kalfus joined mdxhealth from Rosetta Genomics, where he helped lead efforts to reposition the company for commercial success with its oncology diagnostic products. Prior to Rosetta, Mr. Kalfus served as the CFO and Treasurer of MabCure, a Belgium-based publicly traded biotechnology start-up in the field of early cancer detection using antibodies. Mr. Kalfus holds a MS in Accounting from Fairleigh Dickinson University and a BBA in Finance from the University of Georgia and is a CPA licensed in New Jersey.

Joseph Sollee, our Executive Vice President of Corporate Development and General Counsel, has provided legal counsel to mdxhealth since its inception in 2003, and in April 2008 joined our management team. Prior to joining the Company, Mr. Sollee served as Special Counsel with the law firm of Kennedy Covington (now K&L Gates), where he led the Life Sciences Practice Group. Mr. Sollee has more than 20 years of experience in the life sciences industry and has held senior legal and management positions at Triangle Pharmaceuticals and TherapyEdge. In addition, he has practiced as a corporate attorney in the Washington D.C. legal firm Swidler & Berlin and in investment banking at Smith Barney in New York. Mr. Sollee received a Juris Doctorate in Law (JD) and a Master’s degree in International & Comparative Law (LLM) from Duke University, a BA degree from Harvard University, and has been certified into the legal bars of New York, Washington D.C. and North Carolina.

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

In USD
Chairman – Non-Executive Director	64,400
Non-Executive Director (including Independent Directors)	40,000
Additional fee for the Chair of the Audit Committee	19,000
Additional fee for a Member of the Audit Committee (other than the Chair of the Audit Committee)	9,500
Additional fee for the Chair of the Corporate Governance and Nominating Committee	10,000
Additional fee for a Member of the Corporate Governance and Nominating Committee (other than the Chair of the Corporate Governance and Nominating Committee)	5,000
Additional fee for the Chair of the Compensation Committee	(13,500)
Additional fee for a Member of the Compensation Committee (other than the Chair of the Compensation Committee)	6,800

The abovementioned remuneration can be reduced pro rata temporis depending on the duration of the mandate, chairpersonship or membership of a director during a given year. The abovementioned amounts are exclusive of VAT and similar charges.

Directors are not entitled to any kind of performance cash bonus or other kind of variable remuneration. Mr. McGarrity, our Chief Executive Officer, Executive Director and a member of our Board of Directors, does not receive any compensation for his service as a director. Additionally, directors are not entitled to any kind of compensation when their mandate ends. For 2025, the following remuneration or compensation was due to the directors (excluding Mr. McGarrity):

In USD
Koen Hoffman(1)	116,200
Hilde Windels(2)	49,500
Michael Holder	35,011
Dr. Eric Bednarski	—
Donnie (Don) M. Hardison	73,000
Dr. Sanford J. Siegel, M.D.	40,000
Dr. Regine Slagmulder(3)	24,583

(1)	Acting through Ahok BV.

(2)	Acting through Hilde Windels BV.

(3)	Acting through Regine Slagmulder BV.

The table below provides an overview as of December 31, 2025, of the subscription rights, or options, held by the non-executive directors.

	Options
Name	Number of Ordinary Shares Underlying the Options	Option Exercise Price per Ordinary Share Underlying the Options	Option Expiration Date
Koen Hoffman(1)	1,000	€49.70	June 18, 2027
	2,000	€12.80	June 20, 2029
	30,000	$2.63	June 22, 2034
	10,000	$2.18	April 11, 2035

Hilde Windels(2)	1,000	€49.70	June 18, 2027
	1,000	€12.80	June 20, 2029
	30,000	$2.63	June 22, 2034
	10,000	$2.18	April 11, 2035

Michael Holder	10,000	$2.18	April 11, 2035

Dr. Eric Bednarski	None

Donnie (Don) M. Hardison	30,000	$2.63	June 22, 2034
	10,000	$2.18	April 11, 2035

Dr. Sanford J. Siegel, M.D.	10,000	$2.18	April 11, 2035

(1)	Acting through Ahok BV.
(2)	Acting through Hilde Windels BV.

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

Mr. McGarrity is remunerated on the basis of his executive management position. As CEO, Mr. McGarrity is entitled to a gross annual base salary of $600,000, which will be reviewed by the Board of Directors (or the Compensation Committee) on an annual basis, and an annual bonus of up to 70% of the then applicable base salary. Furthermore, Mr. McGarrity is entitled to the reimbursement of expenses, and he and his dependents are eligible to participate in all group health, medical, dental, disability and insurance plans, incentive, savings and retirement plans, and other employee benefits that are established by the Company for its executives.

Excluding the value of subscription rights (employee share options), the remuneration and benefits provided to Mr. McGarrity in 2025 were composed of the following:

In USD
Fixed gross remuneration(1)	595,192
Supplementary paid compensation(2) (gross)	241,500
Pension benefits	14,000
Other benefits(3)	48,732
Total	899,424

(1)	Total cost to the Company, including employer social security contributions and vacation pay accrual.
(2)	Excludes value of 1,000,000 subscription rights (employee share options) already created, issued, and accepted in 2025 under the Company’s 2025 Share Option Plan.
(3)	Includes Company-paid and other similar benefits, such as the employer’s payroll taxes, meal tickets and health insurances. Excludes reimbursement of normal professional expenses such as telephone and Company travel expenses.

The 2025 combined remuneration package of the other executive management team members in office in 2025 (excluding the CEO) — i.e., John Bellano, Joseph Sollee, Ron Kalfus (through July 2025), and Scott McMahan (from July 2025) — including employer taxes, was $1,729,297 composed of the following:

In USD
Fixed gross remuneration(1)	1,169,570
Bonuses paid and awarded (2) (gross)	342,000
Pension benefits	38,652
Other benefits(3)	179,075
Total	1,729,297

(1)	Includes employer taxes and vacation pay accrual. Excludes VAT.
(2)	Excludes value of subscription rights (employee share options) already created, issued, and accepted in 2025 under the Company’s 2025 Share Option Plan.
(3)	Includes for some individuals a Company car, meal vouchers, and other similar benefits. Excludes reimbursement of normal professional expenses such as telephone and Company travel expenses.

The total remuneration and benefits paid to the executive management team members (including the Chief Executive Officer) in 2025 and 2024 was $2,628,721 and $2,479,410 (gross amount, excluding VAT and share based compensation), respectively. In the aforementioned figures, the service fees of the managers hired on the basis of a service agreement are included with the salaries of the other management team members.

The primary performance objectives for the bonuses of the above management team members in 2025 were the following:

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

The table below provides an overview as of December 31, 2025, of the subscription rights (employee share options) held by the members of the executive management team.

	Options
Name	Number of Ordinary Shares Underlying the Options	Option Exercise Price per Ordinary Share Underlying the Options	Option Expiration Date
Michael K. McGarrity	150,000	€14.90	June 18, 2027
	45,000	€8.00	June 20, 2029
	100,000	€13.75	May 26, 2031
	100,000	€6.84	May 25, 2032
	100,000	€2.90	June 30, 2033
	575,000	$2.63	June 22, 2034
	1,000,000	$1.47	April 11, 2035

Joseph Sollee	23,000	€12.40	June 20, 2029
	9,800	€8.00	June 20, 2029
	35,000	€13.75	May 26, 2031
	40,000	€6.84	May 25, 2032
	40,000	€2.90	June 30, 2033
	200,000	$2.63	June 22, 2034
	400,000	$1.47	April 11, 2035

Ron Kalfus	20,000	€12.40	June 20, 2029
	34,700	€8.00	June 20, 2029
	40,000	€13.75	May 26, 2031
	40,000	€6.84	May 25, 2032
	40,000	€2.90	June 30, 2033
	150,000	$2.63	June 22, 2034
	200,000	$1.47	April 11, 2035

John Bellano	40,000	€12.40	June 20, 2029
	28,800	€8.00	June 20, 2029
	45,000	€13.75	May 26, 2031
	40,000	€6.84	May 25, 2032
	40,000	€2.90	June 30, 2033
	200,000	$2.63	June 22, 2034
	400,000	$1.47	April 11, 2035

C. Board Practices

The following table sets forth certain information relating to our Board of Directors as of December 31, 2025.

Name	Age	Position(s)	Year of Initial Appointment	Current Term Expiration Year
Koen Hoffman(1)	57	Independent Non-Executive Director (Chairperson of the Board of Directors)	2018	2026	(2)
Michael K. McGarrity	63	Executive Director (Chief Executive Officer)	2019	2026	(2)
Hilde Windels(3)	60	Independent Non-Executive Director	2017	2027
Michael Holder	63	Independent Non-Executive Director	2025	2026	(2)
Dr. Eric Bednarski	54	Non-Executive Director	2020	2027
Donnie (Don) M. Hardison	75	Independent Non-Executive Director	2021	2027
Dr. Sanford J. Siegel, M.D.	75	Independent Non-Executive Director	2024	2026	(2)

(1)	Acting through Ahok BV.
(2)	Director is up for reelection to a new mandate in May 2026 at our shareholder meeting.
(3)	Acting through Hilde Windels BV.

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

Audit Committee

As of the date of this annual report, our Audit Committee consists of three directors: Michael Holder, Hilde Windels, and Don Hardison. Our Board of Directors has determined that all members of our Audit Committee are independent under Rule 10A-3 of the Exchange Act and the applicable listing standards of Nasdaq.

The members of the Audit Committee must have a collective expertise relating to the activities of the Company, and at least one member of the Audit Committee must have the necessary competence in accounting and auditing, including qualifying as an “audit committee financial expert” as defined under the Exchange Act. Our Board of Directors has determined that the members of the Audit Committee satisfy the competency requirement, and our Board of Directors has further determined that Michael Holder, Hilde Windels, and Don Hardison each qualifies as an “audit committee financial expert” as defined under the Exchange Act.

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

D. Employees

As of December 31, 2025, we had 364 employees, all of whom are employed on a full-time basis and all of whom are located in the United States, including 131 employees in lab operations, 22 employees in research and development, 122 employees in sales and marketing, and 89 employees in general and administrative. None of our employees are covered by a collective bargaining agreement, and we believe our relationship with our employees is good.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 15, 2026:

●	each of our directors and executive officers;

●	each person known to us to beneficially own more than 5% of our ordinary shares; and

●	all of our supervisory board members and executive board members as a group.

As of March 15, 2026, there were six record holders of our ordinary shares, three of whom were residents of the United States.

All of the ordinary shares have the same voting rights and no major shareholders of the Company have different voting rights.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including ordinary shares that can be acquired within 60 days of March 15, 2026. Ordinary shares subject to derivative securities currently exercisable or exercisable within 60 days of March 15, 2026 are deemed to be outstanding for computing the percentage ownership of the person holding these securities and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person.

The percentage ownership information shown in the table is based upon 51,364,520 ordinary shares outstanding as of March 15, 2026.

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

Name of beneficial owner	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned
5% or Greater Shareholders:
Bleichroeder LP(1)	7,429,609	14.5%
Genomic Health, Inc.(2)	6,441,171	11.6%
MVM Partners LLP(3)	4,700,458	9.2%
AWM Investment Company, Inc (4)	4,875,782	9.5%
Laurence W. Lytton (5)	3,163,286	6.2%

Executive Officers and Directors:
Michael K. McGarrity(6)	1,129,582	2.2%
Ron Kalfus(7)	245,695	*
Joseph Sollee(7)	343,682	*
John Bellano(7)	388,532	*
Koen Hoffman (acting through Ahok BV)(7)	33,000	*
Dr. Sanford Seigel	—	*
Hilde Windels (acting through Hilde Windels BV)(7)	32,000	*
Michael Holder	—	*
Dr. Eric Bednarski	—	*
Donnie (Don) M. Hardison	30,000	*
All current directors and executive management as a group (10 persons)	2,202,491	4.1%

*	Less than one percent.

(1)	Includes 4,014,216 shares held by 21 April Fund Ltd., a Cayman Islands company for which Bleichroeder LP acts as investment adviser. This information has been obtained from Schedule 13G/A filed by Bleichroeder Entities with the SEC on March 21, 2025.

(2)	Includes 2,441,171 shares and warrants to purchase 4,000,000 shares with respect to all of which Exact Sciences Corporation and Genomic Health, Inc. share voting and dispositive power. This information has been obtained from Schedule 13G jointly filed by Exact Sciences Corporation and Genomic Health, Inc. with the SEC on January 16, 2026.

(3)	Includes 4,605,499 shares held by MVM V LP and 94,958 shares held by MVM GP (No. 5) (collectively, the “MVM Entities”). The Company has been informed that voting and investment power over the shares held by the MVM Entities is exercised jointly by three or more natural persons and voting and disposition decisions require the approval of a majority of such persons. Accordingly, no single natural person has voting or dispositive power over such shares. The MVM Entities are party to the MVM Subscription Agreement, providing for certain rights to appoint a member of our Board of Directors. See Item 7B. “Related party transactions — MVM Subscription Agreement.” This information has been obtained from Schedule 13G/A filed by the MVM Entities with the SEC on October 4, 2024.

(4)	Includes 782,620 shares held by Special Situations Cayman Fund, L.P., a Cayman Islands Limited Partnership, 2,808,109 shares held by Special Situations Fund III QP, L.P., a Delaware limited partnership, 782,620 shares held by Special Situations Private Equity Fund, L.P., a Delaware limited partnership, and 590,609 shares held by Special Situations Life Sciences Fund, L.P., a Delaware limited partnership (each hereafter referred to as the Special Sits Funds). AWM Investment Company, Inc., a Delaware corporation, is the investment adviser to each of the Special Sits Funds. The principal business of each Special Sits Fund is to invest in equity and equity-related securities and other securities of any kind or nature. This information has been obtained from Schedule 13G filed by AWM Investment Company with the SEC on February 7, 2025.

(5)	This information has been obtained from Schedule 13G/A filed by the Laurence W. Lytton with the SEC on November 14, 2025.

(6)	Reflects 95,000 shares purchased in open market transactions and shares acquirable upon the exercise of warrants, which are described above in Item 6.B. “Compensation.”

(7)	Reflects shares acquirable upon the exercise of warrants, which are described above in Item 6.B. “Compensation.”

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

Currently, except for our interim Chief Financial Officer, all the members of the executive management are engaged on the basis of an employment agreement, each as supplemented by a severance agreement (together, the “executive agreements”). The executive agreements are for an indefinite term. The employment agreements include, where appropriate, non-competition undertakings, as well as confidentiality and intellectual property transfer undertakings (which are intended to obtain maximum protection of our interests, under applicable laws and subject to the employee’s agreement).

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

Currently, Mr. Ron Kalfus, our interim Chief Financial Officer, in engaged on the basis of a consulting agreement, which is for an initial term expiring December 31, 2026. Mr. Kalfus’ consulting agreement includes, where appropriate, non-competition undertakings, as well as confidentiality and intellectual property transfer undertakings (which are intended to obtain maximum protection of our interests, under applicable laws and subject to the consulting agreement).

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

●	Research and development into biotechnological or derivative products that could have a market value in applications related to human and animal healthcare, diagnostics, pharmacogenomics and therapeutics, based amongst other things on the technology of genetics, genetic engineering and detection, chemistry and cell biology;

●	Commercialization of the aforementioned products and application domains;

●	Acquisition, disposal, exploitation, commercialization and management of intellectual property, property and usage rights, trademarks, patents, drawings, licenses and any other form of know how.

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

The Delaware General Corporation Law (“DGCL”) generally permits transactions involving a Delaware corporation and an interested director of that corporation if (i) the material facts as to the director’s relationship or interest and as to the transaction are disclosed and a majority of disinterested directors consent, (ii) the material facts are disclosed as to the director’s relationship or interest and a majority of shares entitled to vote thereon consent or (iii) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board of directors or the shareholders.

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

In the event of a capital increase decided by the board of directors within the framework of the authorized capital, all issue premiums booked, if any, will be accounted for in accordance with the provisions of the articles of association.

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

So far, the board of directors has used its powers under the authorized capital (granted on June 30, 2023) on (i) October 20, 2023, by the issuance of 2,500,000 new shares for an aggregate amount of EUR 831,123.31 (all booked as share capital, without issue premium), (ii) September 27, 2024 by the issuance of 20,000,000 new shares for an aggregate amount of EUR 35,858,359.48 (all booked as share capital, without issue premium), (iii) October 29, 2024 by the issuance of 2,209,241 new shares for an aggregate amount of EUR 4,084,379.73 (all booked as share capital, without issue premium), and (iv) October 1, 2025 by the issuance of 1,867,186 new shares for an aggregate amount of EUR 3,866,208.91 (all booked as share capital, without issue premium). As a result, by virtue of this authorization, the board of directors is still authorized to increase the Company’s share capital by an aggregate amount of EUR 118,831,558.15 (excluding issue premium, if any).

For the sake of completeness, on April 30, 2024, the board of directors also reserved a total amount of EUR 80,000,000.00 to proceed with capital increases within the framework of the authorized capital, subject to certain conditions. While this amount has not yet been utilized by the board of directors, taking into account a hypothetical capital increase for the full amount, by virtue of the June 30, 2023 authorization, the board of directors is still authorized to increase the Company’s share capital by a total amount of EUR 38,831,558.15 (excluding issue premium, if any).

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

Under the DGCL, shareholders of a Delaware corporation have no pre-emptive rights to subscribe for additional issues of stock or to any security convertible into such stock unless, and to the extent that, such rights are expressly provided for in the corporation’s certificate of incorporation.

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

Material U.S. Federal Income Tax Consequences

General

The following is a discussion of the material U.S. federal income tax consequences to U.S. Holders and Non-U.S. Holders, both as defined below, of the ownership and disposition of our ordinary shares as of the date of this report. This discussion is based on the provisions of the Internal Revenue Code of 1986, as amended, or the “Code,” the applicable U.S. Treasury regulations promulgated and proposed thereunder, judicial decisions and current administrative rulings and guidance, all of which are subject to change, possibly on a retroactive basis. This discussion applies to you only if you acquire our ordinary shares and hold such shares as a capital asset within the meaning of Section 1221 of the Code (generally, held for investment). The U.S. Internal Revenue Service, or the “IRS,” may challenge the tax consequences described below, and we have not requested, nor will we request, a ruling from the IRS or an opinion of counsel with respect to the U.S. federal income tax consequences of acquiring, holding or disposing of our ordinary shares. This discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to the ownership of our ordinary shares. In particular, the discussion does not address tax consequences that depend upon an investor’s particular tax circumstances, nor does it cover any state, local or foreign law, the possible application of the U.S. federal estate or gift tax laws. You are urged to consult your own tax advisor regarding the application of the U.S. federal income tax laws to your particular situation as well as any state, local, foreign and U.S. federal estate and gift tax consequences resulting from the ownership and disposition of our ordinary shares. In addition, this discussion does not take into account special U.S. federal income tax rules that apply to particular categories of holders of our ordinary shares, including, without limitation, the following:

●	dealers, brokers or traders in securities electing to use a mark-to-market method of accounting;

●	banks, thrifts or other financial institutions;

●	individual retirement or tax-deferred accounts;

●	insurance companies;

●	tax-exempt organizations;

●	regulated investment companies or real estate investment trusts;
●	persons holding our ordinary shares as part of a hedging, straddle, or conversion transaction for U.S. federal income tax purposes;

●	persons required for U.S. federal income tax purposes to conform the timing of income accruals to their financial statements under Section 451 of the Code;

●	persons whose functional currency for U. S. federal income tax purposes is not the U.S. dollar;

●	persons subject to the alternative minimum tax;

●	persons that own, or are treated as owning, 10% or more, by voting power or value, of our outstanding common stock;

●	certain former U.S. citizens and residents who have expatriated; or

●	persons receiving our ordinary shares pursuant to the exercise of employee stock options or otherwise as compensation.

U.S. Holders

For purposes of the discussion below, you are a “U.S. Holder” if you are a beneficial owner of our ordinary shares that is:

●	an individual United States citizen or resident alien of the United States (as specifically defined for United States federal income tax purposes);

●	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to United States federal income tax regardless of its source; or

●	a trust (x) if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (y) that has a valid election in effect under applicable United States Treasury regulations to be treated as a U.S. person.

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

Additionally, pursuant to Belgian domestic tax law, dividends paid or attributed to non-resident individuals who do not use our shares in the exercise of a professional activity may be exempt from non-resident individual income tax up to the taxable amount of EUR 859 (for income year 2026 – hence EUR 257.70 of non-resident individual income tax if the 30% withholding tax rate is applicable). Consequently, if Belgian withholding tax has been levied on dividends paid or attributed to our shares, such Belgian non-resident may request in his or her non-resident income tax return that any Belgian withholding tax levied on dividends up to the amount of EUR 859 (for income year 2026) be credited and, as the case may be, reimbursed. However, if no Belgian non-resident income tax return has to be filed by the non-resident individual, any Belgian withholding tax levied on dividends up to such an amount could in principle be reclaimed by filing a request thereto addressed to the designated tax official. Such a request has to be made at the latest on December 31 of the calendar year following the calendar year in which the relevant dividend(s) have been received, together with an affidavit confirming the non-resident individual status and certain other formalities which are determined by Royal Decree. For the avoidance of doubt, all dividends paid or attributed to the non-resident individual are taken into account to assess whether the maximum amount of EUR 859 (for income year 2026) is reached (and hence not only the amount of dividends paid or attributed on our shares).

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

Finally, a withholding tax exemption is available, pursuant to Belgian domestic tax law, to dividends paid to a non-resident corporate shareholder (located in the European Economic Area or in a country with which Belgium has entered in a double tax treaty including sufficient information exchange provisions) to the extent that at the date of payment or attribution of the dividend it holds a participation in our company representing less than 10% of our share capital but the acquisition value of which is at least €2.5 million (and which participation qualifies as financially fixed asset in case the Holder does not qualify as SME according to Belgian law) and provided that certain other conditions are met, i.e., that (i) this holding is held or will be held in full ownership for an uninterrupted period of at least one year (ii) this non-resident corporate shareholder is subject to a corporate income tax regime similar to Belgian corporate income tax regime without benefitting from a tax regime that derogates from our ordinary tax regime, and (iii) its legal form is (similar to one of the legal forms) listed in the annex I, part A, of the E.U. directive dated November 30, 2011 (2011/96/EU) as amended by the directive of July 8, 2014 (2014/86/EU). This reduced withholding tax will apply only if and to the extent that our ordinary Belgian withholding tax cannot be credited or reimbursed to the non-resident corporate shareholder referred to above and subject to certain procedural formalities.

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

Private individual Holders who are not entitled to claim the benefits of the Treaty under the limitation of benefits article included in the Treaty and which are holding ordinary shares as a private investment will, as a rule, not be subject to tax on any capital gains arising out of a disposal of ordinary shares. Losses will, as a rule, not be deductible in Belgium. However, if the gain realized by such individual Holders on ordinary shares is deemed to be realized outside the scope of the normal management of such individual’s private estate and the capital gain is obtained or received in Belgium, the gain will in principle be taxable at 33% as miscellaneous income. The Official Commentary to the ITC 1992 stipulates that occasional transactions on a stock exchange regarding ordinary shares should not be considered as transactions realized outside the scope of normal management of one’s own private estate.

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

It is foreseen in the governmental agreement (but not yet implemented) that, as of January 1, 2026, capital gains (calculated as of the market value on December 31, 2025) are subject to the so-called ‘solidarity contribution’. The capital gains will then be taxed at a standard rate of 10%, with an annual exemption of EUR 10,000. Shareholders, holding at least 20% will be subject to a regime with progressive rates (1.25-10%), whereby the exemption is increased to EUR 1,000,000 (which is to be spread over a five-year period). Capital losses can then be offset to capital gains within the same category of financial asset, which arise within the same taxable period.

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

Belgian Annual Tax on Securities Accounts

The Belgian Act of February 17, 2021 introduced an annual tax on securities accounts due on securities accounts held through an intermediary if the average value of the taxable financial instruments held on this securities account exceeds €1 million during a reference period of 12 consecutive months. This annual tax on securities accounts is introduced because the previous tax on securities accounts was annulled by the Belgian Constitutional Court.

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

The Belgian Program Law of 18 July 2025 reintroduced certain specific anti-abuse measures with respect to the splitting of securities accounts and the conversion of taxable financial instruments to nominal financial instruments and such under the form of a rebuttable presumption of abuse. On 23 February 2026, a proposal has also been introduced in Belgian parliament to increase the annual tax on securities accounts from 0.15% to 0.30%.

Prospective Holders should consult their own tax advisors as to whether they are subject to the annual tax on securities accounts.

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

In the Work Program for 2026, the European Commission indicated that it intends to withdraw the FTT proposal. Prospective investors should consult their own professional advisors in relation to the FTT.

Common Reporting Standard

Following recent international developments, the exchange of information is governed by the Common Reporting Standard (“CRS”). On March 13, 2025, the total of jurisdictions that have signed the multilateral competent authority agreement (“MCAA”) amounts to 126. The MCAA is a multilateral framework agreement to automatically exchange financial and personal information, with the subsequent bilateral exchanges coming into effect between those signatories that file the subsequent notifications.

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

As a result of the Law of December 16, 2015, the mandatory automatic exchange of information applies in Belgium (i) as of income year 2016 (first information exchange in 2017) towards the EU Member States (including Austria, irrespective of the fact that the automatic exchange of information by Austria towards other EU Member States is only foreseen as of income year 2017), (ii) as of income year 2014 (first information exchange in 2016) towards the US and (iii), with respect to any other non-EU States that have signed the MCAA.

Investors who are in any doubt as to their position should consult their professional advisers.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers and under those requirements file reports with the SEC. Those reports may be inspected without charge at the locations described below. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our supervisory and executive board members and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. Nevertheless, we file with the SEC an annual report containing financial statements that have been examined and reported on, with and opinion expressed by an independent registered public accounting firm, and we submit quarterly interim consolidated financial data to the SEC under cover of the SEC’s Form 6-K.

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

At the end of 2025, the Company operated with more than 1,000 different customers, systematically reducing credit risk compared to prior periods.

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

Customers’ compliance with agreed credit terms is regularly and closely monitored. Trade accounts receivable amounted to $14.7 million as of December 31, 2025, and no allowance for expected credit loss was recorded. The Company applies the simplified approach to providing for expected credit losses (“ECL”) prescribed by IFRS 9, which requires the use of the lifetime expected loss provision for all trade receivables. No ECL has been recorded for other financial assets carried at amortized cost as there is no related credit risk.

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

Foreign Currency

Our European operations, including all sales and expenses, are denominated in Euros. At the end of each reporting period, these assets and liabilities are converted to U.S. dollars at the then-applicable foreign exchange rate. As a result, our business is affected by fluctuations in exchange rates between the U.S. dollar and foreign currencies. We enter into limited foreign currency hedging transactions to mitigate our exposure to foreign currency exchange risks. Exchange rate fluctuations may adversely affect our expenses, results of operations, financial position and cash flows. However, to date, these fluctuations have not been significant and a movement of 10% in U.S. dollar to the Euro exchange rate would not have a material effect on our results of operations, as substantially all assets and revenue are located in the United States.

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

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We are responsible for maintaining disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Disclosure controls and procedures are controls and other procedures designed to ensure that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms. Our management, with the participation of our Chief Executive Officer (principal executive officer) and our Chief Financial Officer (principal financial officer), has evaluated the effectiveness of our disclosure controls and procedures, as of the end of the period covered by this annual report on Form 20-F. Based on the foregoing, our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer) concluded that, as of December 31, 2025, our disclosure controls and procedures were not effective due to the material weakness as described in the paragraph “Management’s Annual Report on Internal Control over Financial Reporting”.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting (as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act). Our management, with the participation of the Chief Executive Officer and the Chief Financial Officer, conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2025, based on the criteria set forth in “Internal Control — Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that, as of December 31, 2025, our internal control over financial reporting was not effective due to the material weakness as described below.

During our yearend close process, and in connection with our ongoing readiness exercise for compliance with Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”), management identified deficiencies related to the design, implementation, and documentation of our controls over revenue. Specifically, we determined that controls designed to update our revenue accounting policies to reflect changes in our business and operating environment were not effective.

Once identified, management began taking steps to remediate these deficiencies by adding additional controls as well as establishing more rigorous review processes to validate and document the assumptions underlying our revenue accruals; however, our management concluded that, as of December 31, 2025, our internal control over financial reporting was not effective.

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of the company’s registered public accounting firm because mdxhealth is an emerging growth company under the JOBS Act.

Changes in Control over Financial Reporting

Other than set forth below, there has been no change in our internal control over financial reporting (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) during the year ended December 31, 2025 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

During the first quarter of 2026, management continued its implementation and completion of remediation steps, including enhancement of documentation standards to evidence the effective design and operation of controls over revenue estimates and accounting policy updates, as well as the establishment of more rigorous review processes to validate and document the assumptions underlying our revenue accruals.

ITEM 16. [RESERVED]

Not applicable.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Currently, our Audit Committee consists of three directors: Michael Holder, Hilde Windels, and Don Hardison. The members of the Audit Committee must have a collective expertise relating to the activities of the Company, and at least one member of the Audit Committee must have the necessary competence in accounting and auditing, including qualifying as an “audit committee financial expert” as defined under the Exchange Act. Our Board of Directors has determined that Michael Holder and Hilde Windels each qualify as an “audit committee financial expert,” as defined by SEC rules and regulations. Michael Holder, Hilde Windels, and Don Hardison are independent under the Nasdaq Stock Market listing requirements.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

BDO Réviseurs d’Entreprises SRL, has served as our independent registered public accounting firm for 2025 and 2024. Our accountants billed the following fees to us for professional services in each of those fiscal years:

Thousands of $	Year ended December 31,
	2025	2024
Audit fees	$530	$408
All other fees	-	236
Audit-related fees	141	16
Total	$671	$660

“Audit Fees” are the aggregate fees billed for the audit of our annual financial statements.

“All Other Fees” are mainly the aggregate fees billed in the relation with the Company’s follow-on public offerings and capital raise processes.

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

Audit and Non-Audit Services Pre-Approval Policy

The Audit Committee’s policy is to pre-approve all audit and permissible non-audit services to be performed by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. All such services provided in fiscal 2025 were pre-approved by the Audit Committee. Any services pre-approved by such chairman must be reported to the full Audit Committee at its next scheduled meeting.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There were no repurchases of our equity securities during the year ended December 31, 2025.

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

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

We operate in the clinical molecular diagnostics laboratory sector, which is subject to various cybersecurity risks that could adversely affect our business, financial condition, and results of operations, including intellectual property theft; fraud; extortion; harm to employees or customers; violation of privacy and healthcare laws and other litigation and legal risk; and reputational risk. We have implemented a risk-based approach to identify and assess the cybersecurity threats that could affect our business and information systems. Our processes also include assessing cybersecurity threat risks associated with our use of third-party services providers in normal course of business use. Third-party risks are included within our cybersecurity risk management processes discussed above. In addition, we assess cybersecurity considerations in the selection and oversight of our third-party services providers, including due diligence on the third parties that have access to our systems and facilities that house systems and data.

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

Our cybersecurity incident response processes are designed to escalate certain cybersecurity incidents to our Chief Compliance Officer and the other members of management depending on the circumstances, including in some cases to our executive team and the Chair of our Audit Committee. The board of directors receives regular reports from management concerning our cybersecurity risk management program. The board also receives various summaries and/or presentations related to cybersecurity threats, risks and mitigation.

As of the date of this Annual Report on Form 20-F, we are not aware of any cybersecurity threats that have materially affected, or are reasonably likely to materially affect, our business strategy, results of operations or financial position.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

See pages F-1 through F-48 of this annual report.

ITEM 19. EXHIBITS

Exhibit Index

The following exhibits are filed as part of this annual report:

Exhibit No.	Description of Exhibit	Form	File No.	Filing Date	Filed Herewith
1.1	Articles of Association of MDxHealth SA (English Translation)				X
1.2	Corporate Governance Charter of MDxHealth SA (English Translation)				X
2.1	Description of Securities registered under Section 12 of the Exchange Act				X
4.1	March 2012 Stock Option Plan (English Translation)*	F-1	333-260213	October 13, 2021
4.2	May 2012 Stock Option Plan (English Translation)*	F-1	333-260213	October 13, 2021
4.3	May 2014 Stock Option Plan (English Translation)*	F-1	333-260213	October 13, 2021
4.4	May 2017 Stock Option Plan (English Translation)*	F-1	333-260213	October 13, 2021
4.5	2019 Stock Option Plan (English Translation)*	F-1	333-260213	October 13, 2021
4.6	2021 Share Option Plan (English Translation)*	F-1	333-260213	October 13, 2021
4.7	2022 Share Option Plan (English Translation)*	6-K	001-40996	April 28, 2022
4.8	2023 Share Option Plan (English Translation)*	6-K	001-40996	April 26, 2023
4.9	2024 Share Option Plan (English Translation)*	6-K	001-40996	May 16, 2024
4.10	2025 Share Option Plan (English Translation)*	6-K	001-40996	May 2, 2025
4.11	Form of Indemnification Agreement between MDxHealth, Inc. and each of its officers and directors	F-1	333-260213	October 13, 2021
4.12	Employment Agreement between MDxHealth, Inc. and Joseph Sollee dated April 14, 2008 and amended January 27, 2014*	F-1	333-260213	October 13, 2021
4.13	Executive Employment Agreement between MDxHealth, Inc. and Michael K. McGarrity dated February 18, 2019*	F-1	333-260213	October 13, 2021
4.14	Executive Employment Agreement between MDxHealth, Inc. and John Bellano dated May 21, 2019*	F-1	333-260213	October 13, 2021
4.15	Form of Executive Severance Agreement*	20-F	333-260213	March 31, 2025

Exhibit No.	Description of Exhibit	Form	File No.	Filing Date	Filed Herewith
4.16	Amended and Restated License Agreement between The Johns Hopkins University and MDxHealth SA dated September 1, 2004#	F-1	333-260213	October 13, 2021
4.17	Amendment No. 1 to Restated License Agreement between The Johns Hopkins University and MDxHealth SA dated April 15, 2005#	F-1	333-260213	October 13, 2021
4.18	Asset Purchase Agreement between Genomic Health, Inc. and MDxHealth SA dated August 2, 2022#	20-F	001-40996	April 25, 2023
4.19	Amendment to Asset Purchase Agreement between Genomic Health, Inc. and MDxHealth SA dated January 1, 2023#	20-F	001-40996	April 25, 2023
4.20	Form of Exact Sciences Warrant	6-K	001-40996	May 16, 2024
4.21	U.S. Small Business Administration Paycheck Protection Program Note, issued by the Company to Customers Bank	F-1/A	333-260213	October 28, 2021
4.22	Lease Agreement between Alton Corporate Plaza LLC and MDxHealth, Inc. dated December 17, 2019	F-1	333-260213	October 13, 2021
4.23	First Amendment to Lease Agreement between Alton Corporate Plaza LLC and MDxHealth, Inc. dated April 23, 2020	F-1	333-260213	October 13, 2021
4.24	Second Amendment to Lease Agreement between Alton Corporate Plaza LLC and MDxHealth, Inc. dated March 23, 2021	F-1	333-260213	October 13, 2021
4.25	Subscription Agreement between MDxHealth SA and MVM V LP and MVM GP (No. 5) LP dated April 24, 2020	F-1	333-260213	October 13, 2021
4.26	Second Amendment to Asset Purchase Agreement between Genomic Health, Inc. and MDxHealth SA dated August 23, 2023#	20-F	001-40996	April 30, 2024
4.27	Sales Agreement, dated April 30, 2024, between MDxHealth SA and Cowen and Company, LLC	6-K	001-40996	May 1, 2024
4.28	Credit Agreement, dated May 1, 2024, by and among the Company, as guarantor, MDxHealth, Inc., as borrower, and one or more affiliates of OrbiMed, as the lenders and administrative agent#	6-K	001-40996	May 1, 2024
4.29	Pledge and Security Agreement, dated May 1, 2024, by and among MDxHealth, Inc., the guarantors party thereto and one or more affiliates of OrbiMed	6-K	001-40996	May 1, 2024
4.30	Form of OrbiMed Warrant	6-K	001-40996	May 1, 2024
4.31	Amendment to Credit Agreement, dated July 30, 2024, by and among the Company, as guarantor, MDxHealth, Inc., as borrower, and one or more affiliates of OrbiMed, as the lenders and administrative agent#	6-K	001-40996	August 21, 2024

Exhibit No.	Description of Exhibit	Form	File No.	Filing Date	Filed Herewith
4.32	Second Amendment to Credit Agreement, dated August 20, 2024, by and among the Company, as guarantor, MDxHealth, Inc., as borrower, and one or more affiliates of OrbiMed, as the lenders and administrative agent#	6-K	001-40996	August 21, 2024
4.33	Third Amendment to Credit Agreement, dated August 5, 2025, by and among the Company, as guarantor, MDxHealth, Inc., as borrower, and one or more affiliates of OrbiMed, as the lenders and administrative agent #				X
4.34	Registration Rights Agreement, dated June 20, 2024, by and among the Company and the OrbiMed parties	6-K	001-40996	June 20, 2024
4.35	Third Amendment to Asset Purchase Agreement between Genomic Health, Inc. and MDxHealth SA dated August 23, 2023				X
4.36	Fourth Amendment to Asset Purchase Agreement between Genomic Health, Inc. and MDxHealth SA dated January 9, 2026				X
4.37	Equity Purchase Agreement by and among MDxHealth SA, Exosome Diagnostics, Inc. and Bio-Techne Corporation, dated August 5, 2025				X
4.38	Sublease Agreement Exosome Diagnostics, Inc. and Bio-Techne Corporation, dated September 15, 2025				X
8.1	List of subsidiaries of the registrant	20-F	001-40996	April 25, 2022
11.1	Insider Trading Policy	20-F	333-260213	March 31, 2025
12.1	Certificate of Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				X
12.2	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				X
13.1	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				X
13.2	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				X
15.1	Consent of BDO Réviseurs d’Entreprises SRL, Independent Registered Public Accounting Firm				X
97	Incentive-based Compensation Recovery Policy, effective as of December 1, 2023	20-F	001-40996	April 30, 2024
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Inline XBRL for the cover page of this Annual Report on Form 20-F (embedded within the Inline XBRL document)

*	Indicates management compensatory plan, contract or arrangement.

#	Certain confidential portions of this Exhibit were omitted by means of marking such portions with brackets (“[***]”) because the identified confidential portions (i) are not material and (ii) would be competitively harmful if publicly disclosed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MDXHEALTH SA

/s/ Michael McGarrity
By:	Michael McGarrity
Title:	Chief Executive Officer

Date: April 2, 2026

Mdxhealth SA

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Mdxhealth SA

Herstal, Belgium

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Mdxhealth SA (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Going Concern Uncertainty

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2.3 to the consolidated financial statements, the Company has suffered recurring losses from operations and expects to incur significant cash outflows for at least the next twelve months that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2.3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Zaventem, Belgium

April 2, 2026

PCAOB ID #1432

Consolidated statement of profit or loss

Thousands of $ (except per share amounts) For the years ended December 31	Notes	2025	2024	2023
Revenues	4	107,875	90,049	70,193
Cost of sales (exclusive of amortization of intangible assets)	4	(38,242)	(34,908)	(26,264)
Gross profit		69,633	55,141	43,929
Research and development expenses	5	(10,350)	(10,552)	(6,376)
Selling and marketing expenses	5	(42,564)	(40,981)	(36,915)
General and administrative expenses	5	(26,928)	(22,801)	(23,010)
Amortization of intangible assets	5	(5,192)	(4,905)	(4,494)
Other operating income (expense), net	7	993	(624)	(461)
Operating loss		(14,408)	(24,722)	(27,327)
Financial income	8	2,062	2,357	2,570
Financial expenses	8	(23,030)	(15,322)	(18,342)
Loss before income tax		(35,376)	(37,687)	(43,099)
Income tax benefit (expense)	9	1,857	(382)	(1)
Loss for the year attributable to owners of the parent		(33,519)	(38,069)	(43,100)

Loss per share attributable to owners of the parent
Basic and diluted, $	19	(0.67)	(1.16)	(1.66)

Consolidated statement of comprehensive income

Thousands of $ For the years ended December 31	Notes	2025	2024	2023
Loss for the year attributable to owners of the parent		(33,519)	(38,069)	(43,100)

Other comprehensive income (loss)
Items that will be reclassified to profit or loss:
Exchange differences arising from translation of foreign operations (net of tax)		(166)	(22)	(149)
Total other comprehensive income (loss) attributable to owners of the parent		(166)	(22)	(149)
Total comprehensive loss for the year (net of tax) attributable to owners of the parent		(33,685)	(38,091)	(43,249)

Consolidated statement of financial position

Thousands of $ For the years ended December 31	Notes	2025	2024
ASSETS
Non-current assets
Goodwill	10	38,948	35,926
Intangible assets	11	39,424	40,592
Property, plant and equipment	12	4,855	4,363
Right-of-use assets	12	9,821	8,617
Financial assets	18	1,496	936
Total non-current assets		94,544	90,434

Current assets
Assets held-for-sale	3	940	-
Inventories	13	6,741	3,869
Trade receivables	14	14,675	14,440
Prepaid expenses and other current assets	14	2,021	1,788
Cash and cash equivalents	15	29,032	46,798
Total current assets		53,409	66,895
TOTAL ASSETS		147,953	157,329

EQUITY
Share capital	21	219,209	214,670
Issuance premium	21	153,177	153,177
Accumulated deficit		(403,034)	(369,515)
Share-based compensation	23	19,335	17,124
Translation reserve		(781)	(615)
Total equity		(12,094)	14,841

LIABILITIES
Non-current liabilities
Loans and borrowings	16/18	76,197	50,967
Lease liabilities	16	8,509	7,413
Other non-current financial liabilities	16/18	25,807	41,445
Total non-current liabilities		110,513	99,825

Current liabilities
Loans and borrowings	16/18	-	324
Lease liabilities	16	1,898	1,360
Trade payables	17	10,330	8,001
Other current liabilities	17	6,741	6,567
Other current financial liabilities	16/18	30,565	26,411
Total current liabilities		49,534	42,663
Total liabilities		160,047	142,488
TOTAL EQUITY AND LIABILITIES		147,953	157,329

Consolidated statement of changes in equity

	Attributable to owners of mdxhealth sa
Thousands of $ (except number of shares)	Number of shares*	Share capital & issuance premium	Accumulated Deficit	Share-based compensation	Translation reserve	Total equity
Notes		21		23
Balance at January 1, 2023	16,288,093	286,631	(288,346)	11,474	(444)	9,315
Loss for the year			(43,100)			(43,100)
Other comprehensive income					(149)	(149)
Total comprehensive income for the year			(43,100)		(149)	(43,249)

Transactions with owners in their capacity as owners:
Issuance of shares, net of transaction costs	10,750,000	39,599				39,599
Issuance of shares as part of amended GPS asset purchase agreement	250,000	878				878
Share-based compensation costs				665		665
Balance at December 31, 2023	27,288,093	327,108	(331,446)	12,139	(593)	7,208
Loss for the year			(38,069)			(38,069)
Other comprehensive income					(22)	(22)
Total comprehensive income for the year			(38,069)		(22)	(38,091)

Transactions with owners in their capacity as owners:
Issuance of shares, net of transaction costs	22,209,241	40,739				40,739
Issuance of warrants – OrbiMed				2,144		2,144
Exact Sciences 5-year warrants				1,116		1,116
Share-based compensation costs				1,725		1,725
Balance at December 31, 2024	49,497,334	367,847	(369,515)	17,124	(615)	14,841
Loss for the year			(33,519)			(33,519)
Other comprehensive loss					(166)	(166)
Total comprehensive loss for the year			(33,519)		(166)	(33,685)

Transactions with owners in their capacity as owners:
Issuance of shares – Bio-Techne	1,867,186	4,539				4,539
Share-based compensation costs				2,211		2,211
Balance at December 31, 2025	51,364,520	372,386	(403,034)	19,335	(781)	(12,094)

*	The Company completed a share consolidation with respect to all its outstanding shares by means of a 1-for-10 reverse stock split (the “Share Consolidation”) as of November 13, 2023. All share amounts and the EPS were adjusted retroactively to reflect the reverse stock-split.

Consolidated statement of cash flow

Thousands of $ For the years ended December 31	Notes	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Operating loss		(14,408)	(24,722)	(27,327)
Depreciation	12	4,016	3,134	2,365
Amortization of intangible assets	11	5,192	4,905	4,494
Share-based compensation	23	2,211	1,725	665
Provision for inventory obsolescence	13	683	-	-
Operating changes in fair value of contingent liabilities	7	(962)	-	-
Other non-cash transactions		140	286	421
Cash used in operations before working capital changes		(3,128)	(14,672)	(19,382)

Increase in inventories	13	(1,931)	(1,090)	(452)
Decrease / (increase) in receivables	14	2,320	(3,226)	(1,683)
Increase in payables	17	550	458	20
Net cash outflow from operating activities		(2,189)	(18,530)	(21,497)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	12	(1,157)	(1,188)	(2,747)
Acquisition and generation of intangible assets	11	-	(971)	(2,272)
Earnout payment (GPS acquisition)	16	(19,658)	(555)	-
Cash from acquisition of Exosome Diagnostics	3	755	-	-
Interest received	8	1,502	1,078	1,088
Net cash outflow from investing activities		(18,558)	(1,636)	(3,931)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of shares, net of transaction costs	21	-	40,739	39,599
Proceeds from loan obligation	16	24,250	53,011	-
Repayment of loan obligation and debt extinguishment costs	16	(324)	(39,540)	(1,659)
Earnout payment (GPS acquisition)	16	(8,313)	-	-
Amendment fee related to OrbiMed / GPS agreement		-	(550)	(250)
Payment of lease liability	16	(2,322)	(1,883)	(1,610)
Payment of interest	8	(9,730)	(6,702)	(3,610)
Other financial expenses	8	(596)	(477)	(190)
Net cash inflow from financing activities		2,965	44,598	32,280

Net decrease (-) / increase (+) in cash and cash equivalents		(17,782)	24,432	6,852

Cash and cash equivalents at beginning of the financial year		46,798	22,380	15,503
Effect on exchange rate changes		16	(14)	25
Cash and cash equivalents at end of the financial year	15	29,032	46,798	22,380

NOTE 1: Status and principal activity

When used in this report, all references to “mdxhealth”, the “Company”, “we”, “our” and “us” refer to Mdxhealth, SA., and its subsidiaries. Mdxhealth SA is a limited liability company domiciled in Belgium, with registered and corporate office in Cap Business Center, Rue d’Abhooz 31, 4040 Herstal, Belgium and labs in the United States.

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

The Company’s Confirm mdx, Select mdx, and Exo mdx solutions address men at risk for developing prostate cancer, providing physicians with a clear clinical pathway to accurately identify clinically significant prostate cancer while minimizing the use of invasive procedures that are prone to complications. The Company’s Genomic Prostate Score (GPS mdx) solution addresses men newly diagnosed with prostate cancer, providing physicians with a clear clinical pathway to make the most informed treatment decision for their individual disease, including active surveillance. To further supplement its prostate cancer menu, the Company’s Resolve mdx was developed especially for patients with recurrent, persistent, and complicated urinary tract infections (UTIs), and combines precise pathogen identification and resistance gene detection with a proprietary susceptibility methodology that identifies personalized oral antibiotic options for fast resolution and improved patient outcomes. The Company’s collective decades of experience in precision diagnostics and its portfolio of novel biomarkers for diagnostic, prognostic and predictive molecular assays supports its active pipeline of new testing solutions for prostate and other urologic diseases.

Mdxhealth offers its laboratory solutions from its state-of-the-art College of American Pathologists (CAP)-accredited and Clinical Laboratory Improvement Amendments of 1988 (“CLIA”) certified, molecular laboratory facility located at its U.S. headquarters in Irvine, California as well as CLIA-certified labs in Plano, Texas and Waltham, Massachusetts.

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

NOTE 2: Summary of material accounting policies

2.1. Basis of preparation and statement of compliance

Mdxhealth’s consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) and interpretations issued by the IFRS Interpretation Committee (IFRS-IC) applicable to companies reporting under IFRS. The financial statements comply with IFRS as issued by the International Accounting Standards Board (IASB), as adopted by the EU (“EU IFRS”).

The material accounting policies applied in the preparation of the consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. The functional and presentation currency is the U.S. Dollar ($) and all amounts are presented in thousands of U.S. Dollars, rounded to the nearest thousand, unless otherwise indicated.

2.2. Basis of consolidation

The consolidated financial statements incorporate the financial statements of Mdxhealth SA (Belgium) and its wholly owned subsidiaries, including Mdxhealth Inc. (United States), and Mdxhealth BV (The Netherlands) for each fiscal year ending on December 31. The newly acquired Exosome Diagnostics, Inc., is a wholly owned subsidiary of Mdxhealth, Inc.

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

2.3. Going Concern

The Company has experienced net losses and significant cash used in operating activities since its inception in 2003, and as of December 31, 2025, had an accumulated deficit of $403.0 million, a net loss of $33.5 million, and net cash used in operating activities of $2.2 million. Management expects the Company to continue to incur net losses and have significant cash outflows for at least the next twelve months. While these conditions, among others, raise significant doubt about its ability to continue as a going concern, these consolidated financial statements have been prepared assuming that the Company will continue as a going concern. This basis of accounting contemplates the recovery of its assets and the satisfaction of liabilities in the normal course of business. A successful transition to attaining profitable operations is dependent upon achieving a level of positive cash flows adequate to support the Company’s cost structure.

As of December 31, 2025, the Company had cash and cash equivalents of $29.0 million. Taking into account the above financial situation and on the basis of the most recent business plan including the Company’s expected ability to access additional cash through debt, equity, or other means, the Company believes that it has sufficient cash to be able to continue its operations for at least the next twelve months from the date of issuance of these financial statements, and accordingly has prepared the consolidated financial statements assuming that it will continue as a going concern. This assessment is based on forecasts and projections within management’s most recent business plan as well as the Company’s expected ability to maintain adequate levels of cash as required by certain financial covenants present in the OrbiMed Credit Agreement (described in Note 16), and to access additional cash through debt, equity or other means, for which at this moment, a material uncertainty exists that casts substantial doubt on the Company’s ability to continue as a going concern.

Macroeconomic Factors

Recent macroeconomic factors, such as interest rate fluctuations, increased tariffs, and inflation in the United States and other markets, as well as volatility in the global banking and finance systems, have resulted in volatility in the capital and credit markets globally. In addition, conflicts like those in the Middle East and between Russia and Ukraine may adversely impact the Company’s business and operating results. The Company intends to continue to monitor macroeconomic conditions closely and may determine to take certain financial or operational actions in response to such conditions as appropriate, however, there is no direct or indirect impact of these conflicts on the day-to-day business of the Company, and therefore, the Company does not believe that these factors have an impact on the Company’s ability to continue as a going concern. In addition, the Company is not materially impacted by inflation, supply disruption or cyber-attacks due to the current geopolitical conflicts.

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

Judgements:

Going concern (Note 2.3)

Management needs to make significant judgements on whether the Company will have sufficient liquidity to continue operations during the next twelve months. Refer to Note 2.3 for management assessment.

OrbiMed credit agreement (Notes 16 & 18)

As part of the amortized cost accounting treatment and for the purpose of calculating the effective interest rate (EIR) of the OrbiMed credit agreement, the Company has assumed that all tranches will be drawn and has taken into account for its calculations the expected future cashflows. This assumption is used solely for EIR calculation and does not represent a commitment to draw the remaining tranche. As of the date of this report, the Company has drawn the initial tranche of $55 million in May 2024, the second tranche of $25 million in March 2025, and the third and final tranche of $20 million in March 2026.

Estimates:

The areas where assumptions and estimation uncertainties in the financial statements have potentially the most significant effect in 2025 are listed below:

Business combination (Note 3)

On August 5, 2025, the Company signed a definitive agreement to acquire the Exosome Diagnostics, Inc. business (“ExoDx”) from Bio-Techne Corporation (“Bio-Techne”), including the ExoDx Prostate (EPI) test (“Exo mdx”), CLIA-certified clinical laboratory and related assets. Closing of the transaction occurred on September 15, 2025. The Company accounted for this acquisition under the acquisition method of accounting and treated it as a business combination in accordance with IFRS. The purchase price was allocated based on the estimated fair value of net assets acquired and liabilities assumed at the date of the acquisition. Following the closing, an additional aggregate amount of $10 million is to be paid by mdxhealth to Bio-Techne in four equal annual installments, subject to certain conditions. The fair value of this contingent consideration at the acquisition date of September 15, 2025, was assessed at $11.6 million, based on the net present value expected to become payable, as further detailed in Note 3. Subsequent fair value adjustments to this contingent consideration classified as financial liability are recognized through the statement of profit or loss.

Revenue recognition (Note 4)

As further described in Note 2.7 (paragraph “Determining the Transaction Price”), the Company analyzes historical collection data on a quarterly basis and makes adjustments to its estimates. In accordance with IFRS 15, revenue is recognized where such variable consideration is included in the transaction price only to the extent that it is highly probable that the amount of revenue recognized will not be subject to significant future reversals as a result of subsequent re-estimation. The related carrying amount of trade receivables is directly impacted by this estimation, which mainly consists of amounts due from our patients’ insurance companies related to the sales of our diagnostic tests (refer to Note 14, Trade and other receivables).

Financial liabilities and assets (Note 18)

Other financial assets and liabilities are accounted for at fair value through the statement of profit or loss and include the following:

ExoDx contingent consideration

The fair value of the contingent consideration payable to Bio-Techne (for the ExoDx acquisition detailed in Note 3), which are presented in the statement of financial position under “other non-current financial liabilities” and “other current financial liabilities” are based on the net present value of the contingent payments arising from contractual obligations (level 3 input). This was initially recognized as part of the purchase price and then subsequently measured for fair value. Any changes to fair value are recorded in the statement of profit or loss through either “other operating (expense) income”, “financial income” or “financial expense” depending on the underlying driver for the fair value adjustment.

The fair value of the Exosome contingent consideration is based on risk-adjusted future cash flows discounted using a rate of 17.49%. The fair value of the liability for the year ended December 31, 2025, was valued at $6.8 million, of which $2.1 million is current.

GPS contingent consideration

The fair value of the contingent consideration payable to Exact Sciences (for the GPS acquisition), which are presented in the statement of financial position under “other non-current financial liabilities” and “other current financial liabilities” are based on the estimated timing and amount of the earnout payments (level 3 input). This was initially recognized as part of the purchase price and then subsequently measured for fair value. Any changes to fair value are recorded in the statement of profit or loss through either “other operating (expense) income”, “financial income” or “financial expense” depending on the underlying driver for the fair value adjustment.

Subsequent to year-end, mdxhealth and Exact Sciences signed an amendment to defer and extend the earnout obligation related to the GPS acquisition, as detailed in Note 28, however, these amendments were not included in the fair value calculation of the GPS contingent consideration as they occurred after the balance sheet date and are, therefore, considered a non-adjusting subsequent event.

The GPS contingent consideration liability is considered as a financial liability based on level 3 input and was valued at $49.1 million as of December 31, 2025. The fair value of the contingent consideration is based on future cash flows discounted using a rate of 17.49%. The fair value of the liability for the year ended December 31, 2025, was valued at $49.1 million, of which $28.0 million is current.

Share-based payments (Note 23)

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

The amendments and interpretations issued by the IASB and IFRIC that apply for the first time in 2025 (Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability) do not have a significant impact on the consolidated financial statements of the Company.

2.5.2. Standards and interpretations issued but not yet effective in the current period

Certain new accounting standards and amendments to standards have been published, but were not mandatory for the December 31, 2025, reporting period. At the date of authorization of these financial statements, the Company has not applied the following amendments:

●

IFRS 18 Presentation and Disclosure in Financial Statements, effective 1 January 2027, endorsed by the EU. It is generally expected that this will have an impact on the Company’s presentation of its financial statements. Among others, IFRS 18 introduces new subtotals (“operating profit” and “profit or loss before financing and income tax”) that are mandatory, along with a requirement to present the operating expenses in a way that provides the reader of the financial statement with the “most useful structured summary” of its expenses. Additionally, there are also additional requirements for Management-defined Performance Measures and for the Aggregation/Disaggregation of information. The Company will be analyzing the impact of IFRS 18 on its consolidated financial statements and the impact it will have on the reported line items of the financial statements.

●

Amendments to IFRS 9 and IFRS 7 Classification and Measurement of Financial Instruments (applicable for annual periods beginning on or after 1 January 2026). The Company is assessing requirements in respect of additional disclosures.

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

The results and financial positions of foreign operations that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

●	Assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that balance sheet. At December 31, 2025, the official exchange rate applied for assets and liabilities was €1 to $1.175 (2024: €1 to $1.039) quoted by the European Central Bank.

●	Income and expenses for each statement of profit or loss and statement of comprehensive income are translated at average exchange rates. At December 31, 2025, income and expenses were translated at the average exchange rate of €1 to $1.130 (2024: €1 to $1.082) quoted by the European Central Bank.

●	All resulting exchange differences are recognized in other comprehensive income.

2.7. Revenue recognition

The Company recognizes revenue in accordance with the provisions of IFRS 15, Revenue from Contracts with Customers applying the five-step model.

The Company recognizes testing revenue from the sale of tests performed for customers, including patients and institutions, at the time test results are reported to physicians and billed to the appropriate party. Most tests requested by customers are sold without a written agreement; however, the Company determines that an implied contract exists with its customers for whom a physician will order the test. The Company identifies each sale of its test to a customer as a single performance obligation. A stated contract price does not exist and the transaction price for each implied contract with a customer represents variable consideration. The Company estimates the variable consideration under the portfolio approach and considers the historical reimbursement data from third-party commercial and governmental payers and patients, as well as known or anticipated reimbursement trends not reflected in the historical data. The Company monitors the estimated amount to be collected in the portfolio at each reporting period based on actual cash collections in order to assess whether a revision to the estimate is required. Both the estimate and any subsequent revision contain uncertainty and require the use of significant judgment in the estimation of the variable consideration and application of the constraint for such variable consideration. The Company analyzes its actual cash collections over the expected reimbursement period and compares it with the estimated variable consideration for each payer group and any difference is recognized as an adjustment to estimated revenue after the expected reimbursement period, subject to assessment of the risk of future revenue reversal.

When historical collection data is insufficient to estimate future collections, the Company defaults to cash basis, meaning that revenues will not be recognized until actual cash payment is received from the payor.

During the year ended December 31, 2025, in response to recent payment trends from certain payors, the Company proactively revised assumptions used to estimate variable consideration for its testing revenues. Specifically, to better reflect current collection trends, the Company reduced the historical timeframe it uses to assess unpaid claims from nine months to three months. This change in accounting estimate was accounted for prospectively. The effect of this change was a reduction in estimated collections, which resulted in a decrease to recognized revenue of approximately $3.8 million for the year ended December 31, 2025.

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

The Company monitors the profitability of the group as a whole given revenues are generated from clinical laboratory service testing and accordingly does not distinguish different business segments.

2.9. intangible assets

Initial measurement:

Externally acquired

Intangible assets are recognized on business combinations if they are separable from the acquired entity or give rise to other contractual/legal rights. The amounts ascribed to such intangibles are determined using appropriate valuation techniques.

Intangible assets are recognized on the business combinations of NovioGendix in 2015 (Select mdx), GPS in 2022, and ExoDx in 2025, and include:

●	Externally acquired intellectual property, including patents, technology and related IP;

●	Trade names; and

●	Customers.

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

Internally generated intangible assets relate to Confirm mdx, Resolve mdx, Select mdx and GPS.

Subsequent measurement

Intangible assets are carried at their cost less any accumulated amortization and any accumulated impairment losses amortized on a straight-line basis over their estimated useful lives on the following basis:

●	Patents & software: shorter of (a) 5 years; or (b) the software license period / patent life

●	Externally acquired intellectual property and trade names: 15 years

●	Customers: 6.5 years

●	Internally developed intangible assets costs: 5 years

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

2.11. Right-of-use assets and liabilities

Right-of-use assets:

The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use), except for short-term leases (with a lease term of 12 months or less) and leases of low value assets. Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Depreciation periods range between 3 and 6 years. Right-of-use assets are subject to impairment.

Lease liabilities:

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term, except for short-term leases and leases of low value assets (for which the payments are recognized in the operating expenses). The lease payments include fixed payments, less any lease incentives receivable, and variable lease payments that depend on an index or a rate (which are in substance fixed payments). The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating a lease, if the lease term reflects the Company exercising the option to terminate. In calculating the present value of lease payments, the Company uses the incremental borrowing rate at the lease commencement date which is in the following ranges:

●	Buildings: 7.8% and 13.8%

●	Vehicles: 2.5%

●	Materials: 6.4% and 13.2%

After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

2.12. Impairment of assets

Goodwill and intangible assets that have an indefinite useful life, are not subject to amortization, and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. The Company monitors its Goodwill at consolidated Company level which is the level of the Company of cash-generating units (CGUs) benefiting from the synergies. Non-financial assets other than Goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

2.13. Inventories

Inventories are initially recognized at cost, and subsequently at the lower of cost and net realizable value. Cost comprises merely purchase costs, as the inventory consists solely of raw materials. Raw materials are not ordinarily interchangeable, and they are as such accounted for using the specific identification of their individual cost.

The Company does not hold work-in-progress or finished goods inventories.

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

Cash flows from the settlement of contingent consideration (earnout) liabilities related to business combinations are classified in the consolidated statement of cash flows based on the nature of the underlying payment. The portion of the cash payment up to the fair value of the contingent consideration initially recognized at the acquisition date is classified as cash flows from investing activities. Any cash payments made in excess of the initial acquisition-date fair value (representing subsequent fair value adjustments) are classified as cash flows from financing activities.

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

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity or tax consolidation group, and the same taxation authority.

2.16. Share Capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

2.17. Financial Assets

The financial assets consist mainly of trade receivables and other current assets (deposits), the Company’s option to settle part of the earnout obligation to Exact Sciences and Bio-Techne in cash or through the issuance of additional shares of the Company (as detailed in Note 18), and the Company’s right for early repayment of the OrbiMed loan.

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

Trade receivables do not carry any interest and are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Subsequent measurement

After initial recognition, trade receivables and some other current assets, as listed in Note 14, are measured at amortized cost using the effective interest method, less provision for impairment based on expected credit losses.

Option to settle the earnout obligations in cash or through the issuance of additional shares of the Company

Classification and measurement on initial recognition

At the option of mdxhealth, the earnout amounts to Exact Sciences and Bio-Techne can be settled in cash or through the issuance of additional shares of the Company, valued as a function of the volume-weighted average trading price of the Company’s shares at the end of the relevant earnout period, subject to a cap).

These options are considered as embedded derivatives of their host financial (earnout) liability and not closely related to the host financial liability, and are recognized at fair value through the statement of profit or loss at each closing date using a Monte Carlo valuation model.

After initial recognition, the Company’s option to settle part of the earnout obligation to Exact Sciences and Bio-Techne in cash or through the issuance of additional shares of the Company (as detailed in Note 16) as well as the Company’s right for early repayment of the OrbiMed loan, are valued at fair value through the statement of profit or loss.

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

The fair value of the contingent consideration payable at the date of acquisition was initially computed as the sum of the probability-weighted fair values of the purchase prices, as follows:

●	GPS: the liability recognized reflects an estimate of the current net present value at the date of acquisition, which is expected to become payable.

●	ExoDx: the liability recognized reflects a probability-weighted estimate at the current net present value at the date of acquisition, which is expected to become payable.

●	NovioGendix: the fair value of each of the potential product development paths is in turn computed as the sum of the survival probability discounted to present values of the contingent payments in each such path, including the milestone and commercialization payments. Any other financial liability included in the consideration payable for a business combination is recorded at fair value at the date of acquisition.

The fair value of the derivative financial liabilities is determined as follows:

●	Exact Sciences 5-Year Warrants: The fair value of the warrant held by Exact Sciences to acquire up to 1 million shares of mdxhealth was measured using a Binomial tree valuation model which takes into account several factors including the expected evolution in the Company’s share price. Following approval at the Company’s General Assembly in June 2024 for the issuance of the warrants to Exact Sciences, the warrants were considered equity instruments and accordingly reclassified from liabilities to equity.

●	Innovatus: The derivative financial instrument related to the Innovatus debt facility option to convert up to 15% of the outstanding aggregate principal amount into ordinary shares of the Company for a period up to August 2, 2025, was accounted for at fair value with a portion of the transaction costs allocated to the embedded derivative being expensed as incurred. The embedded derivative was to be measured as an American call option using a binomial tree option pricing model with changes to fair value being recorded in the statement of profit or loss under financial expenses or income. The Innovatus debt facility was fully repaid on May 1, 2024, and replaced with a new debt facility from OrbiMed, as described further in Note 16.

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

NOTE 3: Business combination

On August 5, 2025, the Company signed a definitive agreement to acquire 100% of the shares of Exosome Diagnostics, Inc., (“ExoDx”) from Bio-Techne Corporation (“Bio-Techne”), including the ExoDx Prostate (EPI) test, CLIA-certified clinical laboratory and related assets. Closing of the transaction occurred on September 15, 2025.

Total consideration for the acquisition was $15 million, with $5 million in stock paid at closing and $10 million to be paid in equal annual installments over the following four years, subject to certain conditions, with 50% payable in cash and 50% payable in cash or stock at mdxhealth’s discretion.

The Acquisition was accounted for under the acquisition method of accounting and was being treated as a business combination in accordance with IFRS given that there are inputs from the intellectual property and customers acquired, a substantive process, consisting of a workforce that was hired as part of Exosome Diagnostics, Inc., which allows the Company to generate outputs as from day 1 of the acquisition. The purchase price was allocated based on the estimated fair value of net assets acquired and liabilities assumed at the date of the acquisition.

The acquisition consideration was comprised of (in thousands of $):

Initial amount	$5,000
Working capital adjustment	(461)
Net amount paid in stock (1)	4,539

Present value of contingent consideration (2)	6,273
Present value of contingent liability related to the innovation platform (3)	470
Total acquisition consideration	$11,282

(1)	Through delivery of 1,867,186 shares of the Company, at a price per share of $2.4311

(2)

Following the closing, an additional aggregate amount of up to $10 million is to be paid by mdxhealth to Bio-Techne in 4 annual instalments of $2.5 million each, of which 50% is to be paid in cash and 50% is to be paid in either cash or stock, at mdxhealth’s discretion. On a preliminary basis, the fair value of the contingent consideration has been assessed at $6.3 million.

(3)	The innovation platform consists of patented and unpatented exosome-based technology designed for applications outside the Company’s core focus of cancer diagnostics. Because the Company intended to divest this platform, it was classified as an asset held-for-sale at the acquisition date. Under the acquisition agreement, 50% of the proceeds from any future sale of the platform are payable to Bio-Techne; accordingly, a corresponding liability was recognized for this estimated obligation. The divestiture of the innovation platform was subsequently completed in the first quarter of 2026 for an amount of $1.0 million.

The purchase price in excess of the fair value of net assets acquired, has been considered as residual Goodwill for an amount of $3.0 million.

The fair value of the identifiable assets at the date of acquisition were:

Thousands of $	Fair value at acquisition date
Tangible assets and liabilities
Property, plant & equipment	1,557
Inventories	1,834
Trade receivables	2,544
Prepaid expenses and other current assets	373
Trade payables and other current liabilities	(1,599)

Intangible assets
Customer relationships	1,210
Tradenames	960
Developed technology	2,010
Innovation platform (recorded as “assets held-for-sale”)	940
Total net identified assets	9,829
Deferred taxes	(1,569)
Goodwill	3,022
Acquisition price	11,282

We have performed a provisional fair value analysis of the business combination, with corresponding adjustments to the intangible assets.

The accounting for the business combination resulted in fair values at date of acquisition of $9.8 million for the tangible and intangible assets, including the innovation platform. The intangible assets, being customer relationships, tradename, and developed technology were based on the relief-from-royalty valuation method, with a royalty rate of 1% (tradename) and 3% (developed technology) respectively; and a remaining useful life of 15 years for the tradename and developed technology, and a useful life of 6.5 years for the customer relationships. The discount rate (post-tax WACC) used for the valuation was set at 45%. The goodwill recognized is primarily attributable to the trained and knowledgeable workforce and to the expected synergies that will be realized at level of operations, existing customer base, and sales & marketing.

Following the closing, an additional aggregate earnout amount of up to $10 million is to be paid by mdxhealth to Bio-Techne in equal annual installments over the course of the following four years, subject to certain conditions. The present value of the contingent consideration was assessed at $6.8 million at December 31, 2025. The liability recognized reflects a probability-weighted estimate at the current net present value at the date of acquisition, which is expected to become payable, as further detailed in Note 16. Fair value adjustments to this contingent consideration liability are recognized in the statement of profit or loss, as described in Note 8.

The net deferred tax asset resulting from this purchase price allocation was not recognized given insufficient future taxable profits. The recognized goodwill is expected to be fully tax deductible upon actual payment of the contingent consideration.

It is impracticable to disclose the standalone profit or loss of the acquiree since the acquisition date. Following the transaction, the Company rapidly integrated the ExoDx operations, commercial salesforce, and administrative functions into the Company’s existing corporate infrastructure. Consequently, the acquiree does not operate as a standalone entity, and any allocation of shared operating expenses to calculate a discrete post-acquisition profit or loss for the ExoDx business would be highly subjective and unreliable.

Furthermore, it is impracticable to disclose the revenue and profit or loss of the combined entity for the current reporting period as though the acquisition date had been January 1, 2025. Prior to the acquisition, the seller did not maintain the ExoDx business as a distinct, standalone auditable entity, nor was historical financial information prepared in accordance with the Company’s IFRS accounting policies. The Company does not have access to, and cannot retroactively construct, reliable and auditable pre-acquisition financial data without undue cost and effort. Therefore, pro-forma consolidated results have not been presented.

Finalization of the provisional purchase price allocation is primarily contingent upon the resolution of final working capital adjustments with Bio-Techne, as well as adjustments to deferred tax balances arising from Exosome’s pre-acquisition tax returns.

The total acquisition-related costs recognized as an expense in general and administrative expenses for the year ended December 31, 2025, were $1.7 million.

NOTE 4: Revenue and cost of sales

Revenue

Thousands of $ For the years ended December 31	2025	2024	2023
Tissue-based revenue	81,491	72,329	55,718
Liquid-based revenue	26,058	17,581	14,247
Royalties and other revenues	326	139	228
Total revenue	107,875	90,049	70,193

The Company does not distinguish different business segments since most revenues are generated from clinical laboratory service testing, or the out-licensing of the Company’s patented DNA methylation platform and biomarkers. Revenue is generated primarily in the U.S. with minimal revenue recognized throughout Europe and the rest of the world. The Company does distinguish between three sources of revenue:

●	Tissue-based revenue, from the Company’s Confirm mdx and GPS tests;

●	Liquid-based revenue, from the Company’s Select mdx, ExoDx (as of September 15, 2025), Resolve mdx, and Germline tests; and

●	Royalties and other revenues

Revenues related to royalties, licenses and other revenues are generally recognized once the performance obligations by the Company have been met. The Company did not recognize any contract assets or contracts liabilities.

Total revenue for 2025 was $107.9 million, an increase of 20% as compared to total revenue of $90.0 million for 2024. Tissue-based tests (being GPS mdx and Confirm mdx) comprised 76% of our 2025 revenues and 80% of our 2024 revenues. Total revenue for 2025 included Exo mdx revenues as of the acquisition date of September 15, 2025.

Total revenue for 2024 was $90.0 million, an increase of 28% as compared to total revenue of $70.2 million for 2023. Tissue-based tests (being GPS mdx and Confirm mdx) comprised 80% of our 2024 revenues and 79% of our 2023 revenues.

Medicare

Reimbursement for diagnostic tests furnished to Medicare beneficiaries (typically patients aged 65 or older) is usually based on a fee schedule set by the U.S. Centers for Medicare & Medicaid Services (“CMS”), a division of the U.S. Department of Health and Human Services (“HHS”). As a Medicare-enrolled service provider, the Company bills the regional Medicare Administrative Contractor (“MAC”) for CMS that covers the region where the testing service is performed by the Company. The Confirm mdx test obtained a positive Medicare local coverage determination (“LCD”) in 2014, the GPS mdx test obtained a positive Medicare coverage LCD in 2015, and the Select mdx test obtained a positive Medicare coverage LCD in 2023, each of which provides coverage for Medicare patients throughout the United States. Our newly acquired Exo mdx test is also being reimbursed by Medicare.

In 2025, Medicare represented the only payer generating over 10% of the Company’s revenues, for a total of $47.6 million (2024: $37.1 million; 2023: $27.7 million).

At the end of 2025, the Company had concluded agreements with 154 commercial payors for Confirm mdx (2024: 147; 2023: 140), 101 commercial payors for Select mdx (2024: 92; 2023: 84), 80 commercial payors for GPS mdx (2024: 70; 2023:62) and 40 commercial payors for Exo mdx.

Cost of sales (exclusive of amortization of intangible assets)

Thousands of $ For the years ended December 31	2025	2024	2023
Cost of sales (exclusive of amortization of intangible assets)	38,242	34,908	26,264
Total cost sales (exclusive of amortization of intangible assets)	38,242	34,908	26,264

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

NOTE 5: Nature of expenses

Research and development expenses

Thousands of $ For the years ended December 31	Notes	2025	2024	2023
Personnel costs	6	4,614	5,264	3,693
Clinical validation		3,539	2,506	765
Lab consumables		1,056	1,378	639
Depreciation	12	445	563	428
Patent expenses		144	148	83
External collaborator fees		95	83	199
Other expenses		457	610	569
Total research and development expenses		10,350	10,552	6,376

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

For the year ended December 31, 2025, research and development expenses decreased by $0.2 million, or 2%, primarily due to a reduction in force in our European R&D team, partially offset by an increase in our clinical studies.

For the year ended December 31, 2024, research and development expenses increased by $4.2 million, or 66%, primarily due to increases in our clinical studies and associated lab consumables as well as an increase in personnel costs.

Selling and Marketing expenses

Thousands of $ For the years ended December 31	Notes	2025	2024	2023
Personnel costs	6	32,056	32,280	27,952
Marketing expenses		4,989	4,262	5,075
Depreciation	12	1,774	1,343	888
Professional fees		961	916	710
Travel expenses		970	896	1,061
Offices & facilities expenses		845	301	459
Other expenses		969	983	770
Total selling and marketing expenses		42,564	40,981	36,915

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

For the year ended December 31, 2025, selling and marketing expenses increased by $1.6 million, or 4%, compared to 2024, primarily due to increases in personnel costs related to the acquisition of ExoDx (as detailed in Note 3).

For the year ended December 31, 2024, selling and marketing expenses increased by $4.1 million, or 11%, compared to 2023, primarily due to increases in personnel costs, which includes incentive compensation for our commercial team, partially offset by savings in marketing and travel costs.

General and administrative expenses

Thousands of $ For the years ended December 31	Notes	2025	2024	2023
Personnel costs	6	14,447	13,239	10,184
Professional fees		6,625	3,780	6,706
Offices & facilities expenses		1,606	1,472	1,266
Public company expenses		1,307	1,439	2,701
Depreciation	12	967	1,043	737
IT Services		1,121	945	639
Board fees		359	388	366
Travel expenses		37	104	130
Other expenses		459	391	281
Total general and administrative expenses		26,928	22,801	23,010

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

General and administrative expenses increased in 2025 by $4.1 million or 18%, primarily from ExoDx deal-related expenses of $1.7 million, as well as expanded headcount from the acquisition (refer to Note 3 for further details of the acquisition).

General and administrative expenses decreased in 2024 by $0.2 million or 1%, primarily from savings in professional fees, and public company expenses, partially offset by increases in personnel costs.

Amortization of intangible assets

Thousands of $ For the years ended December 31	2025	2024	2023
Research and development	3,819	3,203	3,157
Selling and marketing	1,351	1,680	1,315
General and administrative	22	22	22
Total amortization of intangible assets	5,192	4,905	4,494

Amortization of intangible assets primarily relates to the acquired intellectual property, brand, and customer relationships of the GPS business combination in 2022, as well as internally developed assets associated with the GPS mdx assay.

NOTE 6: Personnel costs

Thousands of $ For the years ended December 31	2025	2024	2023
The number of employees at the end of the year was:
Laboratory operations	131	101	79
R&D staff	22	31	31
S&M staff	122	94	106
G&A staff	89	86	84
Total number of employees	364	312	300
Their aggregate remuneration comprised:
Wages and salaries	47,990	46,719	38,568
Health insurance expenses	6,812	5,969	5,202
Social security costs	3,221	3,028	2,752
Share-based compensation	2,211	1,725	665
Pension costs	1,517	1,448	1,186
Other costs	844	883	990
Total personnel costs	62,595	59,772	49,363

The personnel numbers in the table reflect year-end numbers. Year-over-year increases in total personnel costs primarily relate to increases in headcount and health insurance expenses as part of the growth in our volume and revenue and increases in health insurance costs.

NOTE 7: Other operating (expense) income, net

Thousands of $ For the years ended December 31	2025	2024	2023
Grant subsidies – The Netherlands	-	-	62
Fair value adjustments	962	(695)	(588)
Other operating income	31	71	65
Total other operating (expense) income, net	993	(624)	(461)

For the year ended December 31, 2025, other operating income, net was $1.0 million, compared to other operating expense, net of $0.6 million and $0.5 million for the years ended December 31, 2024 and 2023, respectively. The 2025 result was primarily driven by fair value adjustments related to the NovioGendix earnout of $0.7 million and the GPS earnout of $0.3 million.

NOTE 8: Financial income and expenses

Financial income

Thousands of $ For the years ended December 31	2025	2024	2023
Interest income	1,502	1,078	1,088
Fair value adjustments
Exact Sciences 5-year warrants	-	1,037	-
Innovatus derivative instrument	-	165	719
NovioGendix contingent consideration	-	71	-
Right to prepay OrbiMed loan	298	6	-
Right to pay Exosome earnout in shares	233	-	-
Right to pay GPS earnout in shares	29	-	763
Financial income	2,062	2,357	2,570

Financial income for the period ended December 31, 2025, was primarily comprised of interest income of $1.5 million, generated from our cash reserves, as well as non-cash income of $0.3 million from the fair value adjustment of the Orbimed prepayment right, and $0.2 million from the right to pay the Exosome contingent consideration in shares.

Financial expenses

Thousands of $ For the years ended December 31	2025	2024	2023
Interest on Innovatus loan	-	(1,775)	(5,232)
Interest on OrbiMed loan	(10,830)	(5,456)
Interest on other loans and leases	(786)	(398)	(350)
Innovatus debt extinguishment cost	-	(3,130)
GPS amendment: additional consideration payment in cash	-	-	(250)
GPS amendment: additional consideration payment in shares	-	-	(878)
Impairment intangible assets	(160)
Other financial expenses	(545)	(323)	(190)
Fair value adjustments
GPS contingent consideration	(10,105)	(3,979)	(9,105)
Exosome contingent consideration	(490)
Right to pay GPS earnout in shares	-	(261)	-
Exact Sciences 5-year warrants	-	-	(2,153)
Kreos derivative instrument	-	-	(135)
NovioGendix contingent consideration	(112)	-	(49)
Financial expenses, net	(23,030)	(15,322)	(18,342)

For the year ended December 31, 2025, financial expenses, were primarily comprised of a negative fair value adjustment for the GPS contingent consideration of $10.1 million resulting from changes in net present value, interest charges of $10.8 million related to the OrbiMed loan facility, and $0.8 million of interest associated with other loans and leases. Other financial expenses primarily relate to bank costs incurred during the year.

NOTE 9: Income tax

During the year ended December 31, 2025, the Company recognized deferred tax liabilities of $1.6 million, primarily related to intangible assets acquired in the Exosome transaction. Because Exosome will be included in the Company’s consolidated tax return, these newly acquired deferred tax liabilities provide a reliable source of future taxable income. Consequently, the Company determined it was probable that a portion of its preexisting deferred tax assets would be realized, resulting in the recognition of a $1.6 million income tax benefit to record a previously unrecognized deferred tax asset.

Aside from the release triggered by the Exosome acquisition, the Company continues to maintain a full valuation allowance against its remaining deferred tax assets. Historical tax losses unrelated to the Exosome acquisition make it not probable that sufficient future taxable profits will be available to fully utilize these remaining assets.

During the year ended December 31, 2024, the Company recorded a $382,000 tax provision related to potential exit taxes associated with certain intellectual property in Belgium. In 2025, the matter was settled with the Belgian tax authority for €114,000 or approximately $134,000. The difference between the previously recorded provision and final settlement was recognized as an income tax benefit in 2025.

No other income taxes were payable in view of the losses incurred by the Company. On December 31, 2025, the Company had a consolidated net tax loss carried forward amounting to $334.4 million (2024: 333.9 million; 2023: $308.7 million).

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

It is uncertain if the Company will have taxable profits in the near future to allow all or part of the deferred tax asset to be utilized and as a result, no deferred tax asset was recognized in 2025, 2024, and 2023. The tax reconciliation and the impact of the unrecognized deferred tax assets is as follows:

Thousands of $	Income Statement
For the years ended December 31	2025	2024	2023
Loss for the year	(33,519)	(38,069)	(43,100)
Income tax benefit (expense)	1,857	(382)	(1)
Loss before income tax	(35,376)	(37,687)	(43,099)

Tax using the mdxhealth’s domestic tax rate (25%)	8,844	9,422	10,775
Effect of unused tax losses not recognized as deferred tax assets	(6,987)	(9,804)	(10,775)

NOTE 10: Goodwill

On September 15, 2025, the Company acquired Exosome Diagnostics Inc., from Bio-Techne. The purchase price in excess of the fair value of the net assets acquired has been considered as residual goodwill for an amount of $3.0 million.

The changes in the carrying value of goodwill are as follows:

For the Years Ended December 31	2025	2024
Beginning balance	35,926	35,926
Additions from Exosome business combination	3,022	-
Ending balance	38,948	35,926

The Company is required to test Goodwill for impairment on an annual basis. The recoverable amount is determined based on a value-in-use calculation. The use of this method requires estimating of future cash flows and the determination of a discount rate in order to calculate the present value of the cash flows.

The Company monitors its Goodwill at the consolidated company level, which is the level of its cash generating unit (CGU) benefiting from the synergies. The recoverable amount of the CGU has been determined from the value-in-use calculation based on the Company’s cash flow projections covering a period of 5 years through December 31, 2030.

The amount by which the CGU’s recoverable value exceeds its carrying value is $65.5 million.

The assumptions used are as follows:

For the Years Ended December 31	2025	2024
Discount rate (post-tax)	18.64%	17.4%
Terminal growth rate	2.0%	2.0%

The discount rate is based on comparable companies in the industry together with Company-specific risks. Terminal growth rate is based on management estimates and industry data.

The Company’s impairment review is not sensitive to any reasonable possible changes in the key assumptions used by management.

Based on the above information, management concluded that there was no Goodwill impairment in 2025 and 2024.

NOTE 11: Intangible assets

Thousands of $	Patents and Software licenses	Internally developed intangible assets	Externally acquired Intellectual property and Tradenames	Customers	TOTAL
Gross value at January 1, 2024	5,134	13,032	41,375	8,007	67,548
Additions		1,164			1,164
Gross value at December 31, 2024	5,134	14,196	41,375	8,007	68,712
Accumulated amortization and impairment At January 1, 2024	(5,134)	(9,060)	(7,272)	(1,745)	(23,211)
Additions		(753)	(2,920)	(1,232)	(4,905)
Currency translation adjustments			(4)		(4)
Accumulated amortization and impairment at December 31, 2024	(5,134)	(9,813)	(10,196)	(2,977)	(28,120)
Net value at December 31, 2024	-	4,383	31,179	5,030	40,592

Gross value at January 1, 2025	5,134	14,196	41,375	8,007	68,712
Business combination			2,970	1,210	4,180
Impairment		(160)			(160)
Gross value at December 31, 2025	5,134	14,036	44,345	9,217	72,732
Accumulated amortization and impairment At January 1, 2025	(5,134)	(9,813)	(10,196)	(2,977)	(28,120)
Additions	-	(1,091)	(2,815)	(1,286)	(5,192)
Currency translation adjustments	-	-	4		4
Accumulated amortization and impairment at December 31, 2025	(5,134)	(10,904)	(13,007)	(4,263)	(33,308)
Net value at December 31, 2025	-	3,132	31,338	4,954	39,424

Amortization of intangible assets is included as a separate line in the statement of profit or loss.

The externally acquired intangible assets include technology and tradenames acquired in the business combination with NovioGendix in 2015, the acquisition of GPS in August 2022, and the acquisition of ExoDx in September 2025. The NovioGendix IP has been fully amortized, and the remaining estimated useful life is 11.6 years for the GPS IP and 14.7 years for the Exosome IP.

Customer relationships include customers acquired in the GPS acquisition and the ExoDx business combination, resulting in the fair value at acquisition date of $8.0 million and $1.2 million respectively. The GPS and ExoDx customer relationships are amortized over 6.5 years, the estimated remaining amortization period amounts to 3 years for the GPS customers and 6.2 years for the ExoDx customers

The internally developed intangible assets relate to the capitalized development expenses for Confirm mdx and Select mdx over the past years as well as for the development of the GPS mdx assay in-house and our Resolve mdx assay. The estimated remaining amortization period amounts to 3.5 years for GPS, and 1.3 years for Resolve mdx. In 2025, the Company capitalized $0.0 million in GPS mdx development expenses (2024: $1.2 million in GPS mdx development expenses).

During 2025, the Company recognized impairment charges of $0.2 million relating to Select mdx internally developed intangible assets when it was determined that the carrying amount of these assets exceeded their recoverable amount. The amount was recorded under other financial expenses.

NOTE 12: Property, plant and equipment and right of-use assets

Property, plant and equipment

Thousands of $	Laboratory equipment	Furniture	IT equipment	Leasehold improvements	TOTAL
Gross value at January 1, 2024	8,816	867	877	2,797	13,357
Additions	613	10	247	381	1,251
Disposals	(2,441)	(73)	(214)	(557)	(3,285)
Transfer from leases	96	-	-	-	96
Exchange rate difference arising	110	4	7	6	127
Gross value at December 31, 2024	7,194	808	917	2,627	11,546

Accumulated depreciation at January 1, 2024	(6,178)	(480)	(475)	(1,268)	(8,401)
Additions	(746)	(108)	(252)	(700)	(1,806)
Disposals	2,365	73	210	547	3,195
Transfer from leases	(48)	-	-	-	(48)
Exchange rate difference arising	(107)	(4)	(6)	(6)	(123)
Accumulated depreciation at December 31, 2024	(4,714)	(519)	(523)	(1,427)	(7,183)
Net value at December 31, 2024	2,480	289	394	1,200	4,363

Gross value at January 1, 2025	7,194	808	917	2,627	11,546
Additions	665	28	112	353	1,157
Business combination	1,473	16	27	41	1,557
Disposals	(1,008)	(73)	(307)	(31)	(1,418)
Transfer from leases	184				184
Exchange rate difference arising	-	-	-	-	-
Gross value at December 31, 2025	8,508	779	749	2,990	13,026

Accumulated depreciation at January 1, 2025	(4,714)	(519)	(523)	(1,427)	(7,183)
Additions	(1,003)	(110)	(263)	(781)	(2,157)
Disposals	860	72	304	31	1,267
Transfer from leases	(98)				(98)
Exchange rate difference arising	-	-	-	-	-
Accumulated depreciation at December 31, 2025	(4,955)	(557)	(482)	(2,177)	(8,171)
Net value at December 31, 2025	3,553	222	267	813	4,855

During 2025, the Company acquired $0.7 million of laboratory equipment and $0.4 million of leasehold improvements. Additionally, the Company acquired a total of $1.6 million of PP&E as part of the ExoDx business acquisition. During 2024, the Company acquired $0.6 million of laboratory equipment and $0.4 million of leasehold improvements. The primary purpose of these acquisitions was to add testing capacity for its new GPS mdx and Resolve assays.

Right of-use assets

Thousands of $	Buildings	Vehicles	Equipment	TOTAL
Gross value at January 1, 2024	7,291	162	1,970	9,423
Additions	787	-	596	1,383
Lease modifications and remeasurements	4,842	-	-	4,842
Disposals	(3,613)	(162)	(74)	(3,849)
Transfer to tangible assets	-	-	(96)	(96)
Gross value on December 31, 2024	9,307	-	2,396	11,703

Accumulated depreciation
Value at January 1, 2024	(3,946)	(144)	(343)	(4,433)
Additions	(1,088)	(20)	(413)	(1,521)
Disposals	2,578	162	78	2,818
Transfer to tangible assets	-	-	48	48
Exchange rate differences	-	2	-	2
Accumulated depreciation on December 31, 2024	(2,456)	-	(630)	(3,086)
Net value at December 31, 2024	6,851	-	1,766	8,617

Gross value at January 1, 2025	9,307	-	2,396	11,703
Additions	4,028	-	79	4,107
Lease modifications and remeasurements	(752)	-	-	(752)
Disposals	(299)	-	-	(299)
Transfer to tangible assets		-	(184)	(184)
Gross value on December 31, 2025	12,284	-	2,291	14,575

Accumulated depreciation
Value at January 1, 2025	(2,456)	-	(630)	(3,086)
Additions	(1,374)	-	(485)	(1,859)
Disposals	93	-	-	93
Transfer to tangible assets	-	-	98	98
Exchange rate differences	-	-	-	-
Accumulated depreciation on December 31, 2025	(3,737)	-	(1,017)	(4,754)
Net value at December 31, 2025	8,547	-	1,274	9,821

In December 2025, the Company executed an amendment with The Irvine Company related to its lease for the Irvine, California facility (the “Irvine Lease”), extending the lease term through October 2031 and committing to an additional $5.2 million in rental payments. The additional five-year period had been included in the 2024 right of use asset and liability as part of the Company’s estimate of the lease term. As a result of the lease amendment, the Company reassessed and remeasured the Irvine Lease in accordance with IFRS 16, which resulted in a reduction of the lease liability and the corresponding right-of-use asset of approximately ($0.9) million.

In September 2025, the Company entered into a lease agreement as a sublessee for a 23,600 square foot facility located at 266 Second Avenue, Waltham, Massachusetts (the “Waltham Sublease”), with a lease term extending from September 2025 through October 2031. The Company assessed and recognized the Waltham Sublease in accordance with IFRS 16, which resulted in the recognition of a right-of-use asset and corresponding lease liability of $3.8 million.

The Nijmegen lease, which had been amended in July 2024 to a smaller suite of approximately 3,500 square feet, was terminated in November 2025. Upon the decision to shut down the Nijmegen operations and subsequent lease termination, the remaining right-of-use asset and lease liability were disposed of.

The new lease agreements and lease reassessments from 2025 represent additional right of use assets of a total value of $3.3 million.

The Company has elected to apply the recognition exemptions under IFRS 16 Leases for short-term leases and leases of low-value assets. Lease payments associated with these arrangements are recognized as an expense on a straight-line basis over the lease term and no right-of-use assets or lease liabilities are recognized. During the period, $0.1 million lease expense was recognized in relation to such leases.

The following amounts related to leases are recognized in the statement of profit or loss:

Thousands of $ For the years ended December 31	2025	2024	2023
Depreciation expense	1,859	1,400	1,187
Interest expense on lease liabilities	786	392	284

NOTE 13: Inventories

Thousands of $ For the years ended December 31	2025	2024
Raw materials and consumables	6,897	3,869
Inventory related to Resolve mdx used in R&D	527	-
Less provision for obsolete inventory	(683)	-
Total Inventories	6,741	3,869

Inventories are recognized at the lower of cost or net realizable value. Inventories recognized as an expense during the year ended December 31, 2025, amounted to $12.1 million (2024: $8.4 million; 2023: $5.7 million). These were included in cost of sales.

During the year ended December 31, 2025, the Company recorded $0.7 million of inventory obsolescence charges, including a $0.2 million impairment related to inventory not expected to be used due to the obsolescence of the Select mdx test, which was recorded to cost of sales. In addition, the Company recorded $0.5 million of inventory write-offs related to the Resolve test following a change in laboratory processes that rendered certain items usable and were recorded within operating expenses.

NOTE 14: Trade receivables, prepaid expenses and other current assets

Trade receivables

Thousands of $ For the years ended December 31	2025	2024
Trade receivables	14,675	14,440
Total trade receivables	14,675	14,440

Trade receivables mainly consist of claims due from our patients’ insurance companies related to our diagnostic tests.

Considering the Company’s revenue recognition methodology further described in Note 2.7, total accounts receivable balance could be presented in relation with the claim date as follows:

A/R by claim date	Months
Thousands of $ For the year ended	1-3 months	4-6 months	7-12 months	Not due	Total
December 31, 2025	8,209	3,845	2,475	146	14,675
December 31, 2024	8,304	3,454	2,575	107	14,440

Prepaid expenses and other current assets

Thousands of $ For the years ended December 31	2025	2024
Prepaid expenses	1,865	1,561
Deposits	103	135
Recoverable VAT	53	92
Total prepaid expenses and other current assets	2,021	1,788

Prepaid expenses mainly consist of prepaid insurance premiums and prepaid maintenance contracts.

All financial assets carried at amortized cost are shown net of expected credit losses which are not deemed material.

NOTE 15: Cash and cash equivalents

Thousands of $ For the years ended December 31	2025	2024
Cash and cash equivalents	29,032	46,798
Total cash and cash equivalents	29,032	46,798

The bank balances and cash held by the Company and short-term bank deposits have an original maturity of less than 3 months and are held at banks with a minimum rating of ‘A’. The carrying amount of these assets approximates their fair value.

The Company had no restricted cash in 2025 and 2024, but is required to maintain certain levels of unrestricted cash and cash equivalents during various time periods, including monthly assessments thereof, initially at a minimum level of $20 million and subsequently reducing to a $5 million minimum level following the achievement of certain milestones. The minimum cash requirement was temporarily lowered until December 31, 2024, to $12.5 million (refer to Note 16 for further details).

NOTE 16: Loans, borrowings, lease obligations and other financial liabilities

Loans, borrowings & lease liabilities

Thousands of $ For the years ended December 31	2025	2024
Non-current loans and borrowings
Loans	76,197	50,967
Lease liabilities (*)	8,509	7,413
Total non-current loans and borrowings	84,706	58,380

Thousands of $ For the years ended December 31	2025	2024
Current loans and borrowings
Loans	-	324
Lease liabilities (*)	1,898	1,360
Total current loans and borrowings	1,898	1,684

(*)	the evolution is linked to the evolution in the right of use assets and is further disclosed in Note 12.

OrbiMed credit agreement

On May 1, 2024, the Company entered into a $100 million credit agreement (the “Credit Agreement”) with certain funds managed by OrbiMed Advisors LLC (“OrbiMed”). The Company and OrbiMed entered into amendments to the Credit Agreement in July and August 2024, pursuant to which certain financial covenants were amended, and certain amendment fees became payable. The Credit Agreement provides a five-year senior secured credit facility in an aggregate principal amount of up to $100 million (the “Loan Facility”), of which (i) $55 million was advanced on May 1, 2024, (ii) $25 million was advanced, on March 10, 2025, and (iii) $20 million was advanced on March 30, 2026 . All obligations under the credit agreement are secured by substantially all of the Company’s assets, including intellectual property rights.

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

The OrbiMed Credit Agreement was accounted for as a hybrid financial instrument, which included a host financial liability, being the Loan Facility, as well as two embedded derivatives, being the Warrants granted to OrbiMed, and a prepayment right held by the Company. Both embedded derivatives are considered not closely related to the host financial instrument. The initial carrying amount of the host instrument becomes the residual amount being the proceeds received from OrbiMed, net of transaction costs, less the fair value of both embedded derivatives. Subsequently, the host financial instrument is accounted for at amortized cost where the Company considers all expected future cash flows available under the Loan Facility, whereas the prepayment right is considered to be a financial asset accounted for at fair value through the statement of profit or loss. The Warrants are accounted for as an equity instrument at the time of issuance with no subsequent remeasurement. The Warrants granted to OrbiMed were valued at $2.1 million on May 1, 2024, based on a binomial tree model with a estimated volatility of 71.68%.

Innovatus debt facility

As part of the OrbiMed Loan Facility, the Innovatus debt facility was paid off in full on May 1, 2024. Accordingly, both the host financial liability as well as the embedded derivative convertible call option of Innovatus were removed from the statement of financial position.

Paycheck Protection Program

On April 20, 2020, the Company, through its U.S. subsidiary, Mdxhealth Inc., has entered into a “Paycheck Protection Program” (PPP) loan with the U.S. Small Business Administration (SBA) in the amount of $2,316,000 as part of the U.S Coronavirus Aid, Relief, and Economic Security (CARES) Act. The loan has a term of five years and carries an interest rate of 1.0% per year. As of December 31, 2025, all outstanding amounts for the PPP loan have been paid off.

In addition to the contracted loans, the Company has several lease obligations. The leases have terms of 3 to 6 years.

Maturity of loans and borrowings are as follows at the balance sheet date:

Thousands of $ For the years ended December 31	2025	2024
Loans
Within one year	-	324
Years two to five	80,000	55,000

Leases
Within one year	2,601	2,076
Years two to seven	10,302	9,150

Note: all figures shown in this table are undiscounted and reflect future cash payments (capital and interests)

Other financial liabilities

Thousands of $ For the years ended December 31	2025	2024
Other financial liabilities
Other non-current financial liabilities	25,807	41,445
Other current financial liabilities	30,565	26,411
Total other financial liabilities	56,372	67,856

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

During 2025, the Company made a $28.0 million earnout payment to Exact Sciences for revenue milestones related to 2024 GPS mdx revenues. This earnout payment was bifurcated in the consolidated statement of cash flows, with $19.7 million classified as cash outflows from investing activities (representing the settlement of the initial fair value of the liability recognized at the acquisition date) and $8.3 million classified as cash outflows from financing activities (representing the settlement of subsequent fair value adjustments).

The value of the contingent liability for GPS, including the fair value adjustment accounted for under other financial liabilities, is $49.1 million as of December 31, 2025, of which $28.0 million is current. Refer to Note 2.4 for further details on accounting treatment and discount rates used.

On January 9, 2026, mdxhealth and Exact Sciences signed an amendment to defer and extend the earnout obligation with the following payment schedule and amounts: $15.0 million in 2026, $18.0 million in 2027, and $21.5 million in 2028. Refer to Note 28 for further details on this amendment.

ExoDx Contingent consideration

As part of the ExoDx acquisition from Bio-Techne on September 15, 2025, an aggregate earnout amount of up to $10.0 million is to be paid by mdxhealth to Bio-Techne in equal annual installments over the following four years with 50% payable in cash and 50% payable in cash or stock at mdxhealth’s discretion. The liability recognized reflects a probability-weighted estimate at the current net present value which is expected to become payable. Future fair value adjustments to this contingent consideration will be recognized in the statement of profit or loss. The value of the contingent liability for ExoDx, including the fair value adjustment accounted for under other financial liabilities, is $6.8 million as of December 31, 2025, of which $2.1 million is current. Refer to Note 2.4 for further details on accounting treatment and discount rates used.

Mdxhealth option to settle earnout obligation in shares

The fair value of the Company’s option to settle the earnout obligation in cash or through the issuance of additional shares of the Company, was measured using a Monte Carlo valuation model which takes into account several factors including the expected evolution in Company’s share price. This valuation model is considered as level 3 input and was assessed at $0.5 million and recorded as a financial asset, as of December 31, 2025.

Other financial liabilities

Other financial liabilities previously included a contingent consideration related to the acquisition of NovioGendix in 2015, for which the Company recognized a $0.1 million change in fair value under financial expenses. Based on the recent acquisition of Exosome Diagnostics and the transition of Select mdx customers to the Exo mdx test, the Company believes that no future milestones will be paid to NovioGendix and has therefore adjusted the contingent consideration to $0, resulting in income of $0.7 million recorded under other operating income. The fair value was previously based on risk-adjusted future cash flows of different scenarios discounted using an interest rate of 20.76%. The structure of the possible scenarios and the probability assigned to each scenario is reassessed by management at every reporting period and requires judgement from management about the outcome and probability of the different scenarios (refer to Note 16 for further details).

A reconciliation of cash and non-cash movements of loans and borrowings, lease liabilities and other financial liabilities is presented below:

thousands of $	Loans and borrowings		Other financial liabilities
For the years ended December 31	2025	2024	2025	2024
Beginning balance	51,291	36,207	67,856	66,154
Cash movements
Loans and borrowings repaid[1] and contingent considerations (Innovatus / PPP/ Exact Sciences / NovioGendix)	(324)	(39,540)	(27,971)	(555)
Loans and borrowings received (OrbiMed)	25,000	53,011
Amendment and other fees related to OrbiMed agreement	(871)	(704)
Non-cash movements
Recognition of Innovatus loan fees not yet amortized at early repayment date		2,493
Recognition of OrbiMed loan fees to be amortized		(1,715)
Recognition of initial consideration for ExoDx acquisition			4,539
Recognition of ExoDx contingent consideration			6,273
Recognition of Innovation Platform contingent consideration			470
Settlement of ExoDx obligation through issuance of shares			(4,539)
Reclass of warrants as an equity instrument				(1,116)
Recognition of Innovatus remaining effective interest rate balance at loan termination		663
Innovatus debt extinguishment costs				(27)
Effective interest rate adjustment (Innovatus and OrbiMed)	1,101	876
Fair value changes through profit and loss			9,744	3,400
Ending balance	76,197	51,291	56,372	67,856

[1]	Includes the amounts paid for the Innovatus loan closing fees

Fair value adjustments recognized during 2025 for other financial liabilities relate to:

Thousands of $ For the years ended December 31	2025
Decrease of NovioGendix contingent consideration	(572)
Increase of GPS contingent consideration	9,826
Increase of ExoDx contingent consideration	490
Total fair value adjustment	9,744

Thousands of $	Lease liabilities
For the years ended December 31	2025	2024
Opening balance	8,773	5,058
Cash movements
Repayment of lease liabilities	(2,322)	(1,883)
Non-cash movements
Interest accretion	786	384
New leases	4,106	6,277
Lease modifications and remeasurements	(751)	-
Disposals	(185)	(1,063)
Closing balance	10,407	8,773

NOTE 17: Trade and other payables

Trade accounts payable

Thousands of $ For The Years ended December 31	2025	2024
Trade accounts payable	4,782	4,469
Accruals for invoices to be received	5,548	3,532
Total trade accounts payable	10,330	8,001

Other current liabilities

Thousands of $ For The Years ended December 31	2025	2024
Payroll	6,420	6,068
Other accruals	321	499
Total other current liabilities	6,741	6,567

NOTE 18: Financial instruments and fair value

The table shows the Company’s significant financial assets and liabilities. All financial assets and liabilities are carried at amortized cost with the exception of the contingent considerations in relation to acquisitions and derivative financial instruments reported at fair value through the statement of profit or loss.

All financial assets and liabilities are considered to have carrying amounts that do not materially differ from their fair value.

Thousands of $ For The Years ended December 31	2025	2024	Fair value hierarchy
Financial assets
At fair value:
Option to pay GPS earnout in shares	530	502	Level 3
Option to pay Exosome earnout	233	-	Level 3
Right for early repayment of OrbiMed loan	733	434	Level 3
Subtotal financial assets at fair value	1,496	936

At amortized cost:
Trade receivables	14,675	14,440
Cash and cash equivalents	29,032	46,798
Subtotal financial assets at amortized cost	43,707	61,238
Total financial assets	45,203	62,174

Financial liabilities
At fair value:
Other financial liabilities
GPS contingent consideration	49,139	67,284	Level 3
Exosome contingent consideration	6,763	-	Level 3
Innovation platform contingent consideration	470	-	Level 3
NovioGendix contingent consideration	-	572	Level 3
Subtotal financial liabilities at fair value	56,372	67,856

At amortized cost:
Loans and borrowings	76,197	51,291	Level 2
Lease liabilities	10,407	8,773
Trade payables	10,330	8,001
Subtotal financial liabilities at amortized cost	96,934	68,065
Total financial liabilities	153,306	135,921

Recognized fair value measurements – valuation technique and principal inputs

The fair value of the financial instruments has been determined on the basis of the following methods and assumptions:

●	The fair value of the Company’s right to settle part (or all) of the contingent consideration (earnout) due to Exact Sciences, as part of the GPS acquisition, and also the fair value of the Company’s right to pay up to 50% of the earnout payable to Bio-Techne (for the ExoDx acquisition) through the issuance of shares, is based on a Monte Carlo model which evaluates certain scenarios where this settlement option would be preferrable for the Company.

●	The fair value of the Company’s right for early repayment of the OrbiMed loan was determined based on certain inputs, with primary focus on credit ratings, probability of a change in credit rating, and discount rates.

●	The carrying value of the cash and cash equivalents, the trade receivables, other current assets and the trade payables approximate their fair value due to their short-term character;

●	The fair value of loans and borrowings applying the Effective Interest Rate method approximates their carrying value (level 2):

o	OrbiMed (2024): the host financial liability was obtained with a variable interest rate based upon the greater of (x) the SOFR for such period and (y) 2.50% plus, in either case, 8.50%.

●	Leases are measured at the present value of the remaining lease payments, using a discount rate based on the incremental borrowing rate at the commencement date of these leases. Their fair value approximates their carrying value.

●	The fair value of contingent consideration payable to Bio-Teche (for the ExoDx acquisition), Exact Sciences (for the GPS acquisition), and NovioGendix (presented in the year-end statement of financial position under “other non-current financial liabilities” and “other current financial liabilities”) is based on an estimated outcome of the conditional purchase price/contingent payments arising from contractual obligations (level 3). This is initially recognized as part of the purchase price and subsequently fair valued with changes recorded through other operating income in the statement of profit or loss.

o	ExoDx: the fair value of the contingent consideration payable to Bio-Techne is based on the net present value of the expected future payments, which are payable in equal annual installments over the following four years, subject to certain conditions. This contingent consideration was initially recorded along with the purchase price allocation of this business combination. Fair-value adjustments resulting in total charges of $0.5 million have been recorded in financial expenses as of December 31, 2025. The Company used a discount rate of 17.49%. A hypothetical 1.5% increase (decrease) in the discount rate would correspond to a decrease (increase) in the fair value by approximately -$0.2 million (+$0.2 million), assuming all other variables remain constant.

o	GPS: the fair value of the contingent consideration payable to Exact Sciences is based on the estimated net present value of the remaining earnout payment of $54.5 million. This contingent consideration was initially recorded along with the purchase price allocation of this business combination. Fair-value adjustments resulting in total charges of $9.8 million have been recorded as of December 31, 2025, of which $10.1 million is in financial expense and $0.3 million is in operating expense. The Company used a discount rate of 17.49%. A hypothetical 1.5% increase (decrease) in the discount rate would correspond to a decrease (increase) in the fair value by approximately -$0.4 million (+$0.4 million), assuming all other variables remain constant. On January 9, 2026, mdxhealth and Exact Sciences signed an amendment to defer and extend the earnout obligation with the following payment schedule and amounts: $15.0 million in 2026, $18.0 million in 2027, and $21.5 million in 2028. Refer to Note 28 for further details on this amendment.

o	NovioGendix: the Company used a discount rate of 20.76%. A net negative fair value measurement of $0.6 was recognized in the 2025 consolidated financial statements, of which $0.7 million in operating income and $0.1 million in financial expense. Based on the recent acquisition of Exosome Diagnostics and the transition of Select mdx customers to the Exo mdx test, the Company believes that no future milestones will be paid to NovioGendix and has therefore adjusted the contingent consideration liability to $0.

Fair value hierarchy:

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

●	Level 1: quoted prices in active markets for identical assets and liabilities;

●	Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and

●	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

No financial assets or financial liabilities have been reclassified between the valuation categories during the year.

A reconciliation of cash and non-cash movements of level 3 financial liabilities is presented below:

Thousands of $	Financial Derivative Instruments (Innovatus)		Contingent Consideration (NovioGendix, GPS, and ExoDx)
For the years ended December 31	2025	2024	2025	2024
Beginning balance	-	192	67,856	65,962
Cash movements
Contingent considerations payments	-	-	(27,971)	(555)
Non-cash movements
Recognition of initial consideration for ExoDx acquisition			4,539
Recognition of the ExoDx contingent consideration			6,273
Recognition of the Innovation Platform contingent consideration			470
Settlement of the ExoDx obligation through issuance of shares			(4,539)
Exact Sciences 5-year warrant[1]	-			(1,116)
Innovatus embedded derivative convertible call option[2]	-	(27)		-
Fair value changes through profit and loss	-	(165)	9,744	3,565
Ending balance	-	-	56,372	67,856

[1]	Reclassified to equity in 2024
[2]	Fair value adjusted to zero given full repayment of Innovatus loan

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

NOTE 19: Loss per share

The basic loss per share is calculated by dividing the net result attributable to shareholders by the weighted average number of shares outstanding during the year, adjusted for the 1-for-10 reverse stock split that took place in November 2023.

Years ended December 31	2025	2024	2023
Loss for the year, in thousands of $	(33,519)	(38,069)	(43,100)
Basic and diluted loss per share, in $	(0.67)	(1.16)	(1.66)

Weighted average number of shares	2025	2024	2023
Weighted average number of shares for basic and diluted loss per share	49,962,852	32,859,629	25,910,696

At December 31, 2025, 2024, and 2023, the Company had potential dilutive shares in the form of warrants, contingent considerations and convertible loans (see Note 16 and Note 23 for further details). Diluted loss per share considers the impact of potentially dilutive securities except in periods in which there is a loss because the inclusion of the potential common shares would have an anti-dilutive effect.

NOTE 20: Financial risk management

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

At the end of 2025, the Company operated with more than 1,000 different customers, systematically reducing credit risk compared to prior periods.

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

Customers’ compliance with agreed credit terms is regularly and closely monitored. Trade accounts receivable amounted to $14.7 million as of December 31, 2025, and no allowance for expected credit loss was recorded. No ECL has been recorded for other financial assets carried at amortized cost as there is no related credit risk.

The credit risk on cash and cash equivalents of $29.0 million is limited given that the counterparties are banks with a minimum rating of ‘A’ attributed by international rating agencies.

Interest risk

During 2024, the Company entered into a 60-month, $100 million loan facility with OrbiMed, of which $80 million has been drawn as of December 31, 2025 (refer to Note 16 for further details). The loan accrues interest at a floating per annum rate equal to the greater of (x) the SOFR rate for such period and (y) 2.50% plus, in either case, 8.50%, and will require interest-only payments for the term of the loan. For every increase of 0.25% in the Prime rate, the Company’s interest expense increases by approximately $200,000 per year.

Currency risk

Given the Company’s functional currency is U.S Dollar, the currency risk is concentrated on European operations.

As of December 31, 2025, cash deposits in EURO amounted to €33,809.

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

For the years ended December 31, 2025 Thousands of $	Less than 1 year	1-2 years	3-7 years	Total contractual cash flows	Carrying amount
Non derivatives
Trade payables	10,330	-	-	10,330	10,330
Loans	-	-	80,000	80,000	76,197
Lease liabilities	2,601	2,455	7,857	12,903	10,407
Total	12,931	2,445	87,857	103,233	96,934

For the years ended December 31, 2024 Thousands of $	Less than 1 year	1-2 years	3-7 years	Total contractual cash flows	Carrying amount
Non derivatives
Trade payables	8,001	-	-	8,001	8,001
Loans	325	-	55,000	55,325	51,291
Lease liabilities	2,076	1,954	7,195	11,225	8,773
Total	10,402	1,954	62,195	74,551	68,065

Note: Except for carrying amount, all figures shown in this table are undiscounted and reflect future cash payments

The Company is also committed to an additional cash out during the year 2026 to 2028 of an aggregate earnout amount of $54.5 million that is payable in cash (or settled through the issuance of shares, subject to restrictions) by mdxhealth to Exact Sciences

Other risks

The Company subscribes to certain insurance policies to cover matters such as (i) fire, theft, and other damage to its assets, (ii) product and liability insurance and clinical trial insurance, and (iii) D&O insurance. To date, no significant claims have been made under these insurance policies and there is no guarantee that the insurances will cover all damages if they should ever occur.

NOTE 21: Share capital and reserves

At December 31, 2025 and 2024, the Company’s share capital was represented by the following number of shares. Only one class of shares (common shares) exists and they have no par value.

For the Years ended December 31	2025	2024
Common shares	51,364,520	49,497,334
Total outstanding shares	51,364,520	49,497,334

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

On October 1, 2025, as part of the ExoDx acquisition (detailed in Note 3), 1,867,186 shares of the Company were issued to Bio-Techne, at a price per share of $2.4311. As a result of this issuance, the Company’s share capital increased from €204,245,492.10 to €208,111,701.01 and the number of issued and outstanding shares has increased from 49,497,334 to 51,364,520 ordinary shares.

Thousands of $	Share Capital	Issuance Premium
As of January 1, 2024	173,931	153,177
Sept/Oct 2024 – Issuance of 22,209,241 shares (*)	40,739	-
As of December 31, 2024	214,670	153,177
Exosome acquisition – Issuance of 1,867,186 shares	4,539	-
As of December 31, 2025	219,209	153,177
(*) net of expenses

The capital stock and the issuance premium amounted to the following:

For the Years ended December 31 Thousands of $	2025	2024
Share Capital as per statutory accounts	241,249	236,215
Capital increase costs	(22,040)	(22,045)
Share capital under IFRS	219,209	214,670
Issuance premium	153,177	153,177
Share capital and issuance premium	372,386	367,847

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

The board of directors has used its powers under the authorized capital (granted on June 30, 2023) by issuing 22,209,241 new shares in September and October 2024 in conjunction with the registered public offering detailed above, as well as by issuing 1,867,186 in October 2025 as part of the ExoDx acquisition. As a result, the board of directors therefore still has the authority under the authorized capital to increase the Company’s share capital with an aggregate amount of €118,831,558.15 (excluding issue premium, as the case may be).

In addition to the outstanding shares of the Company:

●	a total of 7,410,000 subscription rights of the Company have been created, of which 6,610,600 subscription rights have been granted as of December 31, 2025, which entitles their holders (assuming all subscription rights are granted and exercised) to subscribe to a total of 2,985,468 new shares with voting rights (see Note 23 for further details). The remaining 799,400 subscription rights have not yet been granted and are currently still managed by the Company’s board of directors;

●	1,000,000 ordinary shares may be issuable upon the exercise of outstanding warrants issued to Genomic Health, Inc. at an exercise price of $5.265 per ordinary share

●	under the credit agreement entered into by the Company and OrbiMed in May 2024, OrbiMed has the right to convert 1,243,060 warrants into shares at a conversion price per share equal to $2.2459 (see Note 16 for further details).

●	ordinary shares we may issue as a portion of earnout amounts due under the agreement pursuant to which the Company acquired the GPS prostate cancer business and the ExoDx business.

NOTE 22: Retirement benefit plans

The Company operates defined contribution plans for all its qualifying employees in the U.S. The assets of these plans are held separately from those of the Company in designated funds.

A total cost of $1.5 million in 2025 (2024: $1.4 million) represents contributions payable to these plans by the Company at rates specified in the rules of the plans.

NOTE 23: Share-based payments

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

On November 13, 2023, the Company completed a share consolidation with respect to all its outstanding shares by means of a 1-for-10 reverse stock split (the “Share Consolidation”). Although the number of warrants did not change, the reverse stock split affects the number of shares into which the original number of warrants are convertible. Therefore, all share amounts were adjusted to reflect the Share Consolidation.

This section provides an overview of the outstanding warrants as of December 31, 2025. The warrants were created within the context of share-based incentive plans for employees, directors and consultants of the Company.

The Company has created several pools of warrants under stock option plans for grant to eligible employees, directors, and consultants. Stock option plans were announced on June 19, 2017 (250,000), June 21, 2019 (300,000), May 27, 2021 (360,000), May 25, 2022 (500,000), June 30, 2023 (500,000), and June 20, 2024 (2,000,000), April 11, 2025 (3,500,00) for a total amount of 7,410,000 warrants created.

For the Years ended December 31	2025	2024
Warrants created	7,410,000	4,060,000
Warrants available for grant	(799,400)	(669,549)
Warrants granted	6,610,600	3,390,451
Warrants terminated or lapsed	(742,077)	(404,983)
Warrants exercised	-	-
Total outstanding warrants	5,868,523	2,985,468

As of December 31, 2025, there are 5,868,523 warrants outstanding, entitling their holders to subscribe to 5,868,523 shares of the Company.

For the year 2025, 5,868,523 warrants were granted (2024: 1,538,000), 480,945 warrants were terminated or lapsed (2024: 190,305), no warrants were exercised (2024: 0), and 579,619 warrants were vested (2024: 337,836).

For The Years Ended December 31	2025	2024
As of January 1	2,985,468	1,637,773
Number of warrants cancelled/forfeited during the year	(480,945)	(190,305)
Number of warrants granted during the year	3,364,000	1,538,000
Number of potential shares from outstanding warrants	5,868,523	2,985,468

The share-based compensation expense recognized in the consolidated statement of profit or loss is given below:

Thousands of $ For the Years ended December 31	2025	2024	2023
Share-based compensation in consolidated statement of profit or loss	2,211	1,725	665

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

In general, the warrants vest in cumulative tranches of 25% per year, provided that the beneficiary has provided at least one year of service. However, there are certain exceptions to this rule which are, if applicable, specified in the relevant stock option plans:

●	The warrants granted to directors under the June 21, 2019 Stock Option Plan, the May 27, 2021 Stock Option Plan, the May 25, 2022, the June 30, 2023 Stock Option Plan, the June 22, 2024 Stock Option Plan, and the May 2, 2025 Stock Option Plan, all vest on the date of the annual meeting that takes place in the calendar year following the calendar year in which they were granted, provided that the mandate of the relevant director has not ended or been terminated.

●	The warrants granted to beneficiaries who are not directors under the June 21, 2019 Stock Option Plan, the May 27, 2021 Stock Option Plan, the May 25, 2022, and the June 30, 2023 Stock Option Plan, the June 22, 2024 Stock Option Plan, and the May 2, 2025 Stock Option Plan may adopt a manual or custom vesting procedure under certain conditions or a particular vesting period over 3 or 4 years.

The table below presents the outstanding warrants and their exercise price at the end of each accounting year covered by the financial statements:

	Warrants	Weighted average exercise price	Potential shares from exercise of warrants
Granted in 2024	1,538,000	$2.60	1,538,000
Cancelled/forfeited in 2024	(160,305)	$4.85	-
Expired in 2024	(30,000)	$46.67	-
Outstanding at December 31, 2024	2,985,468	$6.09	2,985,468
Exercisable at December 31, 2024	1,098,918	$11.26	1,098,918

Granted in 2025	3,364,000	$1.58	2,756,523
Cancelled/forfeited in 2025	(480,945)	$2.34	-
Expired in 2025	-	$-	-
Outstanding at December 31, 2025	5,868,523	$3.62	5,868,523
Exercisable at December 31, 2025	1,703,891	$7.93	1,703,891

The following table provides an overview of the outstanding potential shares from warrants per personnel category at December 31, 2025 and 2024:

For the years ended December 31	2025	2024
Executive Director	3,724,925	1,289,375
Non-Executive Directors	168,000	215,875
Management team (excluding the Executive Director)	989,700	915,912
Other employees, consultants, and former service providers	985,898	564,306
Total outstanding	5,868,523	2,985,468

The range of exercise prices of all outstanding warrants (vested and non-vested; assuming one warrant equals one share) is $1.47 to $49.70 at December 31, 2025. The weighted average remaining contractual life of all outstanding warrants at the end of 2025 is 8.0 years (2024: 7.7 years).

The fair value of each warrant is estimated on the date of grant using the Black-Scholes methodology with the following assumptions:

	Number of warrants granted			Expected	Expected	Risk-free	Expected duration (months)
Dates	to Belgian benef.	to other benef.	Exercise price	dividend Yield	stock price volatility	interest rate	to Belgian benef.	to other benef.
25-Mar-23	-	30,500	€3.20	-	71.42%	2.75%	72.26	60.26
03-May-23	-	11,000	€3.30	-	73.64%	2.92%	77.01	65.01
27-Apr-23	-	25,000	€3.20	-	73.60%	3.10%	77.21	65.21
22-Jun-23	-	1,000	€3.60	-	72.54%	3.11%	81.34	69.34
30-Jun-23	-	255,000	€2.90	-	72.62%	3.09%	81.07	69.07
04-Jul-23	-	1,000	€3.00	-	72.60%	3.14%	80.94	68.94
05-Sep-23	-	500	€3.00	-	73.75%	3.23%	72.90	60.90
18-Sep-23	-	85,000	€2.78	-	73.70%	3.34%	72.48	60.48
18-Sep-23	-	37,500	€2.78	-	73.70%	3.34%	78.44	66.44
09-Nov-23	-	1,500	€3.09	-	77.60%	3.32%	52.73	40.70
09-Nov-23	-	7,500	€3.09	-	77.60%	3.32%	76.75	64.75
01-Jan-24	-	500	$3.94	-	89.60%	3.38%	61.51	49.51
01-Jan-24	-	1,500	$3.94	-	89.60%	3.38%	69.01	57.01
01-Jan-24	-	2,000	$3.94	-	89.60%	3.38%	79.51	67.51
03-Apr-24	-	1,000	$2.93	-	91.93%	4.63%	77.92	65.92
04-Jun-24	-	1,500	$2.88	-	89.67%	4.33%	76.88	64.88
22-Jun-24	-	1,470,000	$2.62	-	89.31%	4.25%	82.29	70.29
01-Jul-24	-	500	$2.39	-	88.45%	4.48%	76.50	64.50
11-Jul-24	10,000	-	$2.81	-	89.80%	4.20%	82.18	69.18
01-Aug-24	-	500	$2.70	-	89.79%	3.99%	75.99	63.99
09-Oct-24	-	500	$2.01	-	90.47%	4.06%	74.73	61.73
09-Oct-24	-	50,000	$2.01	-	90.47%	4.06%	80.73	68.73
14-Jan-25	-	1,000	$2.00	-	89.87%	4.78%	73.05	58.92
03-Apr-25	-	1,000	$1.50	-	79.93%	4.06%	71.93	58.45
03-Apr-25	-	500	$1.50	-	73.93%	4.06%	77.93	64.00
11-Apr-25	-	2,150,000	$1.47	-	79.87%	4.48%	83.67	74.87
15-Apr-25	-	300,000	$1.56	-	80.03%	4.35%	83.54	70.95
02-May-25	-	53,000	$1.74	-	79.08%	4.33%	71.49	59.91
02-May-25	-	450,000	$1.74	-	79.08%	4.33%	77.71	64.51
02-May-25	-	50,000	$1.74	-	79.08%	4.33%	83.54	70.95
07-May-25	-	75,000	$1.69	-	79.10%	4.26%	71.33	62.31
07-May-25	-	25,000	$1.69	-	79.10%	4.26%	83.33	74.31
16-May-25	-	62,500	$1.90	-	78.75%	4.43%	71.03	65.51
16-May-25	-	19,500	$1.90	-	78.75%	4.43%	77.03	64.64
27-Jun-25	20,000	30,000	$2.18	-	78.55%	4.29%	82.14	76.13
06-Jul-25	-	500	$2.21	-	78.78%	4.40%	70.32	56.88
06-Jul-25	-	125,000	$2.21	-	78.78%	4.40%	82.34	75.83
1-Nov-25	-	1,000	$4.92	-	76.68%	4.11%	80.42	67.48

The above inputs for the Black-Scholes model have been determined based on the following:

●	The dividend return is estimated by reference to the historical dividend payment of the Company. Currently, this is estimated to be zero as no dividends have been paid since inception.

●	The expected volatility was determined using the average volatility of the stock over the last two years at the date of grant.

●	On November 27, 2023, the Company announced its transition to a single listing on Nasdaq which repositioned the Company’s shares from the Euronext Brussels trading system to the Nasdaq trading system. For shares granted prior to November 27, 2023, the risk-free interest rate was based on the interest rate applicable for the 10-year Belgian government bond at the grant date. For shares granted subsequent to November 27, 2023, the risk-free interest rate was based on the 10-year U.S. Treasury rate at the grant date.

●	The weighted average fair value for warrants granted was $1.58 for the year ending December 31, 2025, $1.96 for year ending December 31, 2024, and €1.80 for year ending December 31, 2023.

NOTE 24: Related parties

Transactions between the Company and its employees, consultants or Directors are described below. There were no other related party transactions.

Remuneration of key management personnel

During the year ended December 31, 2025, the executive management team included five members:

1.	Chief Executive Officer, Mr. Michael K. McGarrity

2.	Executive Vice President of Corporate Development & General Counsel, Mr. Joseph Sollee

3.	Chief Financial Officer, Mr. Ron Kalfus (until July 2025)

4.	Chief Commercial Officer, Mr. John Bellano

5.	Interim Chief Financial Officer, Mr. Scott McMahan (from July 2025)

Their combined remuneration package, including employer taxes, amounted to the following:

Thousands of $ except personnel, warrants & share amounts For The Years ended December 31	2025	2024	2023
Number of management members and Executive Directors	5	4	4
Short-term employee benefits	2,348	2,206	1,967
Post-employment benefits	53	49	48
Other employment costs	228	224	216
Total benefits	2,629	2,479	2,231
IFRS share-based compensation expense[1]	658	339	909
Number of warrants offered	2,000,000	1,125,000	220,000
Cumulative outstanding warrants	3,724,925	2,120,287	1,007,287
Exercisable warrants	1,104,078	766,283	644,283

[1]	Represents the fair value of the shares that vested during the year. The fair value of the awards granted to the executive management team was $2,300,000 in 2025, $1,955,000 in 2024, and $304,000 in 2023.

The following table sets forth the number of warrants that were exercised, granted and accepted in aggregate by the five members of the executive management team:

For the years ended December 31	2025	2024	2023
Number of warrants exercised	0	0	0
Number of new warrants granted and accepted	2,000,000	1,125,000	220,000
Annualized IFRS cost for existing warrants	$1,433,000	$1,029,000	$909,000

No loans, quasi-loans or other guarantees are outstanding with members of the executive management team.

Remuneration of the Board

The total remuneration of the Board of Directors (including the Executive Director) in 2025, 2024, and 2023 was $1,238,000, $1,185,000, and $1,090,000, respectively (excluding VAT, share-based compensation and reimbursement of expenses). No advances or credits have been granted to any member of the Board of Directors. None of the members of the Board of Directors have received any non-monetary remuneration other than warrants as disclosed above.

Transactions with Non-Executive Directors

Since 2012, the Non-Independent Directors do not receive a fee payment for attending and preparing for Board meetings or for assisting the Company with Board matters. They receive reimbursement for expenses directly related to the Board meetings, totaling less than $1,000 in 2025.

The Independent Directors receive a fee for attending and preparing meetings of the Board of Directors and for assisting the Company with Board matters, and they receive reimbursement for expenses directly related to the Board meetings. In 2025, 2024, and 2023, fees and expense reimbursement in the amount of $363,000, $359,000, and $337,000, respectively, were paid to independent members of the Board of Directors.

No warrants were granted to Non-Executive Directors in 2025. No warrants were exercised in 2025 by Non-Executive Directors.

NOTE 25: Commitments, contingencies and other significant agreements

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

NOTE 26: Subsidiaries

The Company has the following two wholly-owned direct subsidiaries:

Mdxhealth Inc.
Address	15279 Alton Parkway – Suite 100 – Irvine, CA 92618
Incorporation Date	April 14, 2003

Mdxhealth B.V. (non-operational)
Address	Cap Business Center, Rue d’Abhooz 31, 4040 Herstal, Belgium
Incorporation Date	October 18, 2006

Additionally, the Company has the following wholly-owned indirect subsidiary (owned 100% through Mdxhealth, Inc.):

Exosome Diagnostics Inc.
Address	266 Second Ave., Suite 200, Waltham, MA 02451
Incorporation Date	May 22, 2008

Delta Laboratories LLC
Address	7000 Preston Road, Suite 1500, Plano, TX 75024
Incorporation Date	April, 27 2021

NOTE 27: Principal audit fees and services

During the past fiscal year, in addition to their usual activity, the statutory auditor performed additional activities on behalf of the Company mainly for the issuance of special reports related to warrant plans, grant report certification, for participation to the audit committees and for participation to special projects.

The detail is presented in the table below:

Thousands of $ For The Years ended December 31	2025	2024	2023
Audit fees	530	408	408
All other fees	-	236	-
Audit-related fees	141	16	40
Total expenses	671	660	448

NOTE 28: Subsequent events

On January 9, 2026, mdxhealth and Exact Sciences signed an amendment to defer and extend the earnout obligation related to the GPS acquisition in 2022. Per the terms of the amendment, the remaining earnout payments owed to Exact Sciences will be paid as follows: $15.0 million in 2026, $18.0 million in 2027, and $21.5 million in 2028. In consideration, mdxhealth agreed to issue to Exact Sciences warrants exercisable into 3 million shares of common stock of mdxhealth at an exercise price of $5.265 per warrant. The Company estimates that this amendment will result in a decrease to the net present value of the contingent consideration liability of approximately $5.1 million, while the initial fair value of the newly issued warrants is estimated at $3.9 million. Because this transaction occurred after the reporting date, it is treated as a non-adjusting subsequent event and its financial impact will be recognized in the 2026 financial period.

On March 30, 2026, OrbiMed advanced $20 million in gross proceeds to the Company, following notice by the Company of its option to draw the third tranche pursuant to the credit agreement, and after meeting the necessary revenue, cash, and customary conditions for the draw. Refer to Note 16 for further details on the OrbiMed credit agreement.